Form 20-F/A
period 2019-03-31
China SXT Pharmaceuticals, Inc.
filed 2019-08-19
CIK 1723980

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

Alex Yao Shi

178 Taidong Rd North, Taizhou

Jiangsu, China

+86- 523-86298290

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
Ordinary shares, par value US$0.001 per share	SXTC	NASDAQ Capital Market

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☒ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No ☒

EXPLANATORY NOTE

China SXT Pharmaceuticals, Inc. (the “Company”) is filing this exhibit-only Amendment No. 1 (this “Amendment No. 1”) to its Annual Report on Form 20-F for the year ended March 31, 2019 (the “Form 20-F”), originally filed on August 15, 2019, solely for the purpose of adding Exhibits 4.13, 4.14, 4.15 and 4.16, which were inadvertently omitted from the Form 20-F.

In connection with the filing of this Amendment No. 1, the Company is including certifications of the Company's Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended. Because no financial statements have been included in this Amendment No. 1 and this Amendment No. 1 does not contain or amend any disclosure with respect to Items 307 and 308 of Regulation S-K, paragraphs 3, 4 and 5 of such certifications have been omitted. The Company is not including certifications pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) as no financial statements are being filed with this Amendment No. 1.

This Amendment No. 1 is limited in scope to the items identified above and should be read in conjunction with the Form 20-F. This Amendment No. 1 does not reflect events occurring after the filing of the Form 20-F and no revisions are being made to the Company's financial statements pursuant to this Amendment No. 1. Other than the filing of the information identified above, this Amendment No. 1 does not modify or update the disclosure in the Form 20-F in any way.

ITEM 19. EXHIBITS

Exhibit Number	Description of Documents

1.1	Amended and Restated Memorandum and Articles of Association (1)

2.1	Series A Senior Convertible Note, dated May 2, 2019, by and among China SXT Pharmaceuticals, Inc. and Alto Opportunities Master Fund, SPC – Segregated Master Portfolio B (5)

2.2	Series A Senior Convertible Note, dated May 2, 2019, by and among China SXT Pharmaceuticals, Inc. and Hudson Bay Master Fund Ltd. (5)

2.3	Series B Senior Secured Convertible Note, dated May 2, 2019, by and among China SXT Pharmaceuticals, Inc. and Alto Opportunities Master Fund, SPC – Segregated Master Portfolio B (5)

2.4	Series B Senior Secured Convertible Note, dated May 2, 2019, by and among China SXT Pharmaceuticals, Inc. and Hudson Bay Master Fund Ltd. (5)

2.5	Secured Promissory Notes, dated May 2, 2019, issued from Alto Opportunity Master Fund, SPC – Segregated Master Portfolio B to the Company under the Note Purchase Agreement (5)

2.6	Secured Promissory Notes, dated May 2, 2019, issued from Hudson Bay Master Fund Ltd. to the Company under the Note Purchase Agreement (5)

2.7	Series A Investor Warrant, dated May 2, 2019 issued to Alto Opportunity Master Fund, SPC – Segregated Master Portfolio B (5)

2.8	Series A Investor Warrant, dated May 2, 2019 issued to Hudson Bay Master Fund Ltd. (5)

2.9	Series B Investor Warrant, dated May 2, 2019 issued to Alto Opportunity Master Fund, SPC – Segregated Master Portfolio B (5)

2.10	Series B Investor Warrant, dated May 2, 2019 issued to Hudson Bay Master Fund Ltd. (5)

2.11	Series A Placement Agent Warrant, dated May 2, 2019 issued to FT Global Capital, Inc. (5)

2.12	Series B Placement Agent Warrant, dated May 2, 2019 issued to FT Global Capital, Inc. (5)

4.1	Exclusive Business Cooperation Agreement, dated October 13, 2017, between WFOE and Suxuantang (2)

4.2	Share Pledge Agreement dated October 13, 2017, between WFOE, Di Zhou, Ziquan Zhou, Feng Zhou and Suxuantang (2)

4.3	Exclusive Option Agreement dated October 13, 2017, between WFOE, Di Zhou, Ziquan Zhou, Feng Zhou and Suxuantang (2)

4.4	Form of Power of Attorney dated October 13, 2017, between WFOE, Di Zhou, Ziquan Zhou, Feng Zhou and Suxuantang (2)

4.5	Form of Escrow Agreement (1)

4.6	Securities Purchase Agreement, dated April 15, 2019, among China SXT Pharmaceuticals, Inc. and the investor parties thereto (5)

4.7	Amendment No. 1 to Securities Purchase Agreement, dated May 2, 2019, by and among China SXT Pharmaceuticals, Inc. and the investors thereto (5)

4.8	Registration Rights Agreement, dated May 2, 2019, by and among China SXT Pharmaceuticals, Inc. and the investors under the Securities Purchase Agreement (5)

4.9	Note Purchase Agreement, dated May 2, 2019, by and among China SXT Pharmaceuticals, Inc. and Alto Opportunity Master Fund, SPC – Segregated Master Portfolio B under the Securities Purchase Agreement (5)

4.10	Note Purchase Agreement, dated May 2, 2019, by and among China SXT Pharmaceuticals, Inc. and Hudson Bay Master Fund Ltd. under the Securities Purchase Agreement (5)

4.11	Master Netting Agreement, dated May 2, 2019, by and among China SXT Pharmaceuticals, Inc. and Alto Opportunity Master Fund, SPC – Segregated Master Portfolio B under the Securities Purchase Agreement (5)

4.12	Master Netting Agreement, dated May 2, 2019, by and among China SXT Pharmaceuticals, Inc. and Hudson Bay Master Fund Ltd. under the Securities Purchase Agreement (5)

4.13	Limited Partnership Admission Agreement *

4.14	Supplement Agreement to the Limited Partnership Agreement *

4.15	Supplement Agreement No.1 to the Limited Partnership Admission Agreement *

4.16	Supplement Agreement No.2 to the Limited Partnership Admission Agreement *

8.1	List of Subsidiaries and Consolidated Variable Interest Entities (2)

12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

13.1	CEO and CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 **

23.1	Consent of Independent Auditors ***

101.INS	XBRL Instance Document ***

101.SCH	XBRL Taxonomy Extension Schema Document ***

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document ***

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document ***

101.LAB	XBRL Taxonomy Extension Label Linkbase Document ***

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document ***

*	Filed as an exhibit hereto.
**	Furnished with the initial filing of the Registrant’s Annual Report on Form 20-F filed on August 15, 2019.
***	Filed with the initial filing of the Registrant's Annual Report on Form 20-F filed on August 15, 2019.

(1)	Incorporated by reference to our Registration Statement on Form F-1/A, filed on April 20, 2018.
(2)	Incorporated by reference to our Registration Statement on Form F-1, filed on December 4, 2017.
(3)	Incorporated by reference to our Form 6-K, filed on April 17, 2019.
(4)	Incorporated by reference to our Form 6-K, filed on May 3, 2019.
(5)	Incorporated by reference to our Form F-1/A, filed on June 21, 2019.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Pharmaceuticals, Inc.

/s/ Feng Zhou
Name: Feng Zhou
Title: Chief Executive Officer

Date: August 19, 2019

3