Form 20-F
period 2020-03-31
China SXT Pharmaceuticals, Inc.
filed 2020-07-31
CIK 1723980

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2020

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

Feng Zhou

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

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of March 31, 2020 was: 34,667,707 ordinary shares, par value $0.001 per share.

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

Yes ☐   No ☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

CHINA SXT PHARMACEUTICALS, INC.

FORM 20-F ANNUAL REPORT

i

PART I

CERTAIN INFORMATION

In this annual report on Form 20-F, unless otherwise indicated, “we,” “us,” “our,” the “Company” and “China SXT” refer to China SXT Pharmaceuticals, Inc., a company organized in the British Virgin Islands, its predecessor entities and its subsidiaries.

Unless the context indicates otherwise, all references to “China” and the “PRC” refer to the People’s Republic of China, all references to “Renminbi” or “RMB” are to the legal currency of the People’s Republic of China, all references to “U.S. dollars,” “dollars” and “$” are to the legal currency of the United States. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On March 31, 2020, the cash buying rate announced by the People’s Bank of China was RMB7.0808 to $1.00.

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

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

The following table presents the selected consolidated financial information of our company. The selected consolidated statements of operations data for the years ended March 31, 2020, 2019 and 2018 and the selected consolidated balance sheets data as of March 31, 2020 and 2019 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our audited consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results do not necessarily indicate results expected for any future period. You should read the following selected financial data in conjunction with the consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this report.

	For the years ended March 31,
	2020	2019	2018
Summary Consolidated Statements of Operations:
Operating revenue	$5,162,268	$7,012,026	$7,019,243
Cost of revenue	(2,458,566)	(2,400,491)	(3,617,748)
Gross Profit	2,703,702	4,611,535	3,401,495

Operating expense
Selling	1,583,284	1,605,497	512,482
General and administrative	2,461,535	1,236,546	1,256,747
Total operating expenses	4,044,819	2,842,043	1,769,229

Other income (expense)
Other income (expense), net	(9,048,477)	21,967	(4,582)

(Loss) income before income taxes (benefits)	(10,389,594)	1,791,459	1,627,684

Provision (benefit) for income taxes	(101,722)	252,232	440,103

Net income (loss)	(10,287,872)	1,539,227	1,187,581
Net income (loss) attributable to China SXT Pharmaceuticals, Inc.	$(10,287,872)	$1,539,227	$1,187,581

The following table presents our summary consolidated balance sheet data as of March 31, 2020 and 2019.

	March 31,	March 31,
	2020	2019

Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	$7,287,032	$9,130,849
Other assets	14,415,146	8,339,984
Total assets	$21,702,178	$17,470,833
Total liabilities	12,300,825	6,363,078
Total shareholders’ equity	$9,401,353	$11,107,755

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

Risks Related to the COVID-19 Pandemic

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which has and is continuing to spread throughout China and other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a “Public Health Emergency of International Concern,” and on March 11, 2020, the World Health Organization characterized the outbreak as a “pandemic.”   Governments in affected countries are imposing travel bans, quarantines and other emergency public health measures, which have caused material disruption to businesses globally resulting in an economic slowdown. These measures, though temporary in nature, may continue and increase depending on developments in the COVID-19’s outbreak.

Jiangsu Province, where we conduct a substantial part of our business, was materially impacted by the COVID-19. We have been following the recommendations of local health authorities to minimize exposure risk for our employees, including the temporary closures of our offices and production, and having employees work remotely. Our on-site work was not resumed until mid-March, 2020 upon the approval from the local government. Due to the extended lock-down and self-quarantine policies in China, we have experienced significant business disruption for the past two and a half months. Some of our employees in other provinces are still subject to the lock-down policy implemented by the local governments and could not return to work. Our production was resumed in mid-March, 2020. Due to the material impacts of COVID-19 on our logistics, our production was picking up slowly and returned to the normal level in May, 2020.

The extent to which the COVID-19 continues to impact the Company’s business, sales, and results of operations will depend on future developments, which are highly uncertain and will include emerging information concerning the severity of the coronavirus and the actions taken by governments and private businesses to attempt to contain the coronavirus, but is likely to result in a material impact on our business operations at least for the near term.

Risks Related to the May 2019 Private Placement and the Forbearance Agreement

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

On July 23, and July 29, 2019 the Company received event of default redemption notices from two Holders claiming that the Company failed to timely make the payment for the Installment Amount (as defined in the Notes) due under the terms of Series A Note, therefore, the Holders elected to effect the redemption of Series A Notes.

If the Company fails to fulfill its obligation under the forbearance agreements with its investors in May 2019 private placement, it will cause significant dilution of to existing shareholders when the Holders elect to convert shares under the Notes or exercise the Warrants, and cause material adverse effect on the Company’s cash flow, financial conditions and operation results if the Holders require us to repay in cash.

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

On July 23, and July 29, 2019the Company received event of default redemption notices from two Holders claiming that the Company failed to timely make the payment for the Installment Amount (as defined in the Notes) due under the terms of Series A Note, therefore, the Holders elected to effect the redemption of Series A Notes.

Upon negotiation with the Investors, on December 13, 2019, the Company entered into certain Forbearance and Amendment Agreements (each a “Forbearance Agreement”, collectively with other ancillary agreements, as amended from time to time, the “Forbearance Agreements”) with each Investor. Concurrently with the execution of the Forbearance Agreement, the Investors and the Company have entered into the Lock-Up Agreements, Leak-Out Agreements and Mutual Releases.

Due to the Company’s failure to obtain timely approval from State Administration of Foreign Exchange in People’s Republic of China to redeem Series A Notes in cash as previously contemplated, we separately amended and restated the Leak-Out Agreements (each an “Amended Leak-Out Agreement”) with each Investor on March 3, 2020.

Any failure by us to meet our payment and other obligations under the Forbearance Agreements, including failure to timely convert the shares under Series A Note per Holders’ conversion notices, could lead to defaults under our Forbearance Agreement. In the event of a default that we cannot remedy, the Holders may require us to redeem all or portion of the outstanding principal of the Notes with unpaid and accrued interests, make-whole amount, liquidated damages and late charges, if any. Payment of redemption price may negatively impact our liquidity, financial condition and results of operations of the Company.

The conversion of the Series A Notes will dilute the ownership interest of existing shareholders or may otherwise depress the price of our ordinary shares.

The conversion of some or all of the Series A Notes will dilute the ownership interests of existing shareholders to the extent we deliver shares of our ordinary shares upon conversion of the Notes. The Notes are convertible at the option of the holders of the Series A Notes prior to October 15, 2020 under certain circumstances as provided in the indenture governing the Notes. Any sales in the public market of the ordinary shares issuable upon such conversion could adversely affect prevailing market prices of our ordinary shares. In addition, the existence of the Notes may encourage short selling by market participants because the conversion of the Notes could be used to satisfy short positions, or anticipated conversion of the Notes into shares of our ordinary shares could depress the price of our ordinary shares.

The terms of Transaction Documents and Forbearance Agreements could impede our ability to enter into certain transactions or obtain additional financing and could result in our paying premiums or penalties to the holders of the Notes and Warrants.

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

To date, we have relied almost exclusively on organically generated revenues and financing transactions to fund our operations. Our inability to obtain sufficient additional financing would have a material adverse effect on our ability to implement our business plan and, as a result, could require us to significantly curtail or potentially cease our operations. At March 31, 2020, we had cash and cash equivalents of $7,287,032, total current assets of $19,636,313 and total current liabilities of $12,264,314. At March 31, 2019, we had cash and cash equivalents of $9,130,849, total current assets of $15,588,100 and total current liabilities of $6,321,372. We will need to engage in capital-raising transactions in the near future. Such financing transactions may well cause substantial dilution to our shareholders and could involve the issuance of securities with rights senior to the outstanding shares. Our ability to complete additional financings is dependent on, among other things, the state of the capital markets at the time of any proposed offering, market reception of the Company and the likelihood of the success of its business model and offering terms. There is no assurance that we will be able to obtain any such additional capital through asset sales, equity or debt financing, or any combination thereof, on satisfactory terms or at all. Additionally, no assurance can be given that any such financing, if obtained, will be adequate to meet our capital needs and to support our operations. If we do not obtain adequate capital on a timely basis and on satisfactory terms, our revenues and operations and the value of our Ordinary Shares and Ordinary Share equivalents would be materially negatively impacted and we may cease our operations.

Although we were incorporated 15 years ago, our significant business lines have a limited operating history, which makes it difficult to evaluate our future prospects and results of operations.

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

In June 2019 the Company entered into a limited partnership agreement with Huangshan Panjie Investment Management Co., Ltd. (the “GP”), one of the general partner of Huangshan Panjie Investment LLP Fund (“the Fund”), to join the Fund as a limited partner. Pursuant to the limited partnership agreement and its supplements and the Company is committed to contribute $7 million (RMB50 million) into the Fund in two installments, with one installment of $3.5 million (RMB 25 million) made on June 14, 2019, and the second installment of $3.5 million (RMB 25 million) to be made no later than October 31, 2019. The GP will take 20% carried interest.

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

In June 2020, the Company agreed with the Fund, the GP and other limited partners to withdraw the installment of $3.5 million (RMB 25 million) made on June 14, 2019. The Company received payment of $2.8 million (RMB 20 million) on June 30, 2020 and expects to receive the rest within 3 months after the issuance date of these financial statements. If we are unsuccessful in collecting the rest of the investment, our business may be materially and adversely affected.

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

Under Chinese regulations, patients purchasing medicine listed by the central and/or provincial governments in the insurance catalogue may be reimbursed, in part or in whole, by a social medicine fund. Accordingly, pharmaceutical distributors prefer to engage in the distribution of medicine listed in the insurance catalogue. Currently, 95% of our TCMP products, including 11 Advanced TCMP products are listed in the insurance catalogue. The content of the insurance catalogue is subject to change by the PRC Ministry of Labor and Social Security, and new medicine may be added to the insurance catalogue by provincial level authorities as part of their limited ability to change certain medicines listed in the insurance catalogue. If the TCMP products we produce are replaced by other medicines or removed from the insurance catalogue in the future, our revenue may suffer.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on September 30, 2020. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on January 1, 2021, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the NASDAQ Stock Market listing rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal, accounting, and financial compliance costs and investor relations and public relations costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results as well as proxy statements.

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

Risks Related to Doing Business in China

Recent scrutiny and potential tightened regulation of public companies with majority of its operation in China may have adverse impact on our share performance and even our listing on the Nasdaq Capital Market.

At various times in recent years, the United States and China have had significant disagreements over political and economic issues. Controversies may arise in the future between the two countries. Any political or trade controversies between the United States and China, whether or not directly related to our business, could reduce the price of our ordinary shares.

In June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, and passed requiring the SEC to maintain a list of issuers for which the Public Company Accounting Oversight Board, or the PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges of issuers included on the SEC’s list for three consecutive years. On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act, or HFCA Act, which in effect would prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded “over-the-counter” if registrant’s financial statements have, for a period of three years, been audited by an accounting firm branch or office that is not subject to PCAOB inspection. Although our independent registered public accounting firm is located in the United States and subject to the regular inspection of PCAOB to assess its compliance with the applicable professional standards, enactment of any of such legislations or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected Chin-based issuers, and our share price could be adversely affected. There is uncertainty as to whether and when these bills or legislations will be enacted in the proposed form, or at all.

Furthermore, Nasdaq has proposed changes to its rules to allow it to consider whether the auditor of a company has been inspected by the PCAOB in considering whether to allow the new or continued listing of that company. The proposed Nasdaq rule changes are subject to approval by the SEC. Enactment of either the EQUITABLE Act or HFCA Act, implementation of the proposed Nasdaq rule changes, or other efforts to increase U.S. regulatory access to audit information could cause uncertainty for affected issuers, including us; the market price of our ordinary shares could be adversely affected, and the trading of our ordinary shares on Nasdaq Capital Market may be prohibited if our auditors fail to be inspected by the PCAOB for three consecutive years. It is unclear if the proposed acts of Congress or Nasdaq rule changes will be enacted. Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to lead to legislation, the resulting legislation may have adverse impact on the share performance of China-based issuers listed in the U.S like us.

PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using proceeds from our future financing activities to make loans or additional capital contributions to our PRC operating subsidiaries.

As an offshore holding company with PRC subsidiaries, we may transfer funds to our PRC subsidiaries or finance our operating entity by means of loans or capital contributions. Any capital contributions or loans that we, as an offshore entity, make to our Company’s PRC subsidiaries are subject to PRC regulations. Any loans to our PRC subsidiaries, which are foreign-invested enterprises, cannot exceed statutory limits based on the difference between the amount of our investments and registered capital in such subsidiaries, and shall be registered with China’s State Administration of Foreign Exchange (“SAFE”), or its local counterparts. Furthermore, any capital increase contributions we make to our PRC subsidiaries, which are foreign-invested enterprises, shall be approved by China’s Ministry of Commerce (“MOFCOM”), or its local counterparts. We may not be able to obtain these government registrations or approvals on a timely basis, if at all. If we fail to obtain such approvals or make such registration, our ability to make equity contributions or provide loans to our Company’s PRC subsidiaries or to fund their operations may be negatively affected, which may adversely affect their liquidity and ability to fund their working capital and expansion projects and meet their obligations and commitments. As a result, our liquidity and our ability to fund and expand our business may be negatively affected.

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

In connection with our initial public offering, we became subject to the U.S. Foreign Corrupt Practices Act (the “FCPA”), and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We are also subject to Chinese anti-corruption laws, which strictly prohibit the payment of bribes to government officials. We have operations, agreements with third parties, and make sales in China, which may experience corruption. Our activities in China create the risk of unauthorized payments or offers of payments by one of the employees, consultants or distributors of our Company, because these parties are not always subject to our control.

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

The PRC legal system is based on the PRC Constitution and is made up of written laws, regulations, circulars and directives. The PRC government is still in the process of developing its legal system, so as to meet the needs of investors and to encourage foreign investment. As the PRC economy is generally developing at a faster pace than its legal system, some degree of uncertainty exists in connection with whether and how existing laws and regulations will apply to certain events or circumstances.

Some of the laws and regulations, and the interpretation, implementation and enforcement thereof, are still subject to policy changes. There is no assurance that the introduction of new laws, changes to existing laws and the interpretation or application thereof or the delays in obtaining approvals from the relevant authorities will not have an adverse impact on our PRC subsidiaries’ business, financial performance and prospects.

Further, precedents on the interpretation, implementation and enforcement of the PRC laws and regulations are limited, and unlike other common law countries such as the United States, decisions on precedent cases are not binding on lower courts. As such, the outcome of dispute resolutions may not be consistent or predictable as in the other more developed jurisdictions and it may be difficult to obtain swift or equitable enforcement of the laws in the PRC, or obtain enforcement of judgment by a court of another jurisdiction.

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

Circular 21 may significantly limit our ability to convert, transfer and use the net proceeds from our financing activities and any offering of additional equity securities in China, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

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

Changes in the value of the RMB against the U.S. dollar, Euro and other foreign currencies are affected by, among other things, changes in China’s political and economic conditions. Any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on our shares in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering and/or other future financing activities into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of paying dividends on our shares of Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations of the RMB against other currencies may increase or decrease the cost of imports and exports, and thus affect the price-competitiveness of our products against products of foreign manufacturers or products relying on foreign inputs.

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

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, and our reputation and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our business. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend the Company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our Company and business operations will be severely hampered and your investment in our stock could be rendered worthless.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

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

B. Business Overview

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

 We recently reconstructed and assembled a facility and received a “Food Manufacturing Certificate” issued by the local Food and Drug Administration, which granted the Company permission to produce TCMHS (TCM Homologous Supplements), a classification of health-supporting food used traditionally in China as TCM but which are also consumed as food. The scope of production includes “Substitute Teas,” made of TCMHS plants, and “Solid Beverages,” a kind of granule produced through extraction of TCMHS materials.

We have successfully developed 4 solid beverage products which were commercially launched in April 2019.

We currently produce 19 Advanced TCMPs and market 13 of them, 15 Fine TCMPs, 430 Regular TCMPs and 4 TCMHS solid beverages. Advanced TCMP has gradually become our principal product due to its quality and greater market potential. For the fiscal year ended March 31, 2020, Advanced TCMP brought in 30.6% of the total revenue, whereas Fine TCMP and Regular TCMP each brought in 20.0% and 44.2% of the total revenue respectively. For the fiscal year ended March 31, 2019, Advanced TCMP brought in 51.8% of the total revenue, whereas Fine TCMP and Regular TCMP each brought in 7.5% and 40.7% of the total revenue respectively. Our Advanced TCMP segment includes nineteen products, which can be further divided into eight Directly-Oral TCMP products, and eleven After-Soaking-Oral TCMP products. Directly-Oral TCMP, as the name suggests, has the advantage of being taken orally. After-Soak-Oral TCMP comes as a small, porous, sealed bag that can be immersed in boiling water to make an infusion. Our major Directly-Oral-TCMP are SanQiFen, CuYanHuSuo, XiaTianWu and LuXueJing; our major After-Soaking-Oral-TCMP are ChenXiang, SuMu, ChaoSuanZaoRen, and JiangXiang. For each principal product’s indications and year of commercialization, see “Business – Our Products.”

Taizhou Suxuantang, our VIE entity, was founded in 2005 and has grown significantly in recent years. Our net revenues decreased from $7,012,026 in fiscal year ended March 31, 2019 to $5,162,268 in fiscal year ended March 31, 2020, representing a decrease of 26%. Our net income decreased from $1,539,227 in fiscal year ended March 31, 2019 to a net loss of $10,287,872 in fiscal year ended March 31, 2020, representing a decrease of 768% during this period. Our net revenues decreased from $7,019,243 in fiscal year ended March 31, 2018 to $7,012,026 in fiscal year ended March 31, 2019, representing a decrease of 0%. Our net income increased from $1,187,581 in fiscal year ended March 31, 2018 to $1,539,227 in fiscal year ended March 31, 2019, representing an increase of 29.6% during this period.

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

We have been focusing on the research and development of new Advanced TCMP products. Dr. Jingzhen Deng, who has over 36 years of experience in the TCMP research and development field, joined our Company in June 2013 as Vice President and Director of research and development. Under his leadership, we established a research center in December 2013. We submitted eight invention patent applications regarding Advanced TCMP to the State Intellectual Property Office of the PRC in the Spring of 2017. We also submitted five additional invention patent applications to the State Intellectual Property Office of PRC afterward. All of these patents have been under the substantive examination stages, which do not involve new products.

Our major customers are hospitals, especially TCM hospitals, primarily in the Jiangsu province in China. Another substantial part of our sales are made to pharmaceutical distributors, which then sell our products to hospitals and other healthcare distributors. As of May 2, 2020, our end-customer base includes 116 pharmaceutical companies, 56 pharmacies and 76 hospitals in 10 provinces and municipalities in China including Jiangsu, Hubei, Shandong, Hebei, Jiangxi, Guangdong, Anhui, Henan, Liaoning, and Fujian.

Our Products

We currently sell three types of TCMP products: Advanced TCMP, Fine TCMP, Regular TCMP, and TCMHS Solid Beverages.

Advanced TCMP

Advanced TCMP typically has the highest quality because it requires specialized equipment to manufacture and has to go through more manufacturing steps to produce than Fine TCMP and Regular TCMP. Although Advanced TCMP has the same medicinal effects as Fine and Regular TCMP and cannot be considered a new type of medicine, Advanced TCMP is much easier to be taken since it does not require decoction. We have two types of Advanced TCMP depending on the way it is consumed, Directly-Oral TCMP and After-Soaking-Oral TCMP products

Directly-Oral TCMP

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

Fine TCMP

We currently produce over 15 Fine TCMP products for drug stores and hospitals. Our Fine TCMP products are manufactured manually from only high-quality authentic ingredients derived from their region of origin.

Regular TCMP

We currently manufacture almost 430 Regular TCMP products listed on China Pharmacopoeia (version 2015) Part I for hospitals and drug stores for the treatment of various diseases or serving as dietary supplements.

TCMHS Solid Beverages

We developed and commercially launched four solid beverage products in April 2019, as part of the Company’s TCM Homologous Supplements (“TCMHS”) products, a classification of health-supporting food used traditionally in China as TCM but which are also consumed as food. The solid beverages are a kind of granules produced through extraction of TCMHS materials.

We currently have a product-marketed portfolio of 19 Directly-Oral-TCMP and After-Soaking-Oral-TCMP products, 15 Fine TCMP products, and almost 430 Regular TCMP products that address a wide variety of diseases and medical indications. All of our products have complied with quality, dosage, safety and efficacy standards of Chinese Pharmacopoeia and have been granted permits issued by the Jiangsu FDA based on product manufacturing scope described in the Pharmaceutical Product Permit and GMP certification, and most of our products are sold on a prescription basis. The following table summarizes the approved indications for our marketed TCMP and TCMHS products and the year in which each such product was first marketed to our distributors.

Product	Ingredients	Indication	Year of Commercial Launch

ChenXiang (powders)	Powders of timbers of Aquilaria sinensis containing chromone, triterpenoid, volatile constituents.	Hiccups, vomit; chest distension, abdominal pain; urethral syndrome; prostatitis; atrophic gastritis, gastric ulcer; irritable bowel syndrome; and chronic pulmonary heart disease.	2015

SanQiFen (powders)	Powders of roots and rhizomes of Panax notoginseng containing ginsenoside and sanchinoside, dencichine, flavonoids, amino acids.	Coronary heart disease; high cholesterol; angina; hyperlipidemia; hemorrhage (bleeding); hepatobiliary diseases; intractable headache; and cancer.	2015

HongQi (pieces)	Dry roots of Hedysarum polybotrys containing flavonoids, saponins, polysaccharides.	Sweating; dizziness, palpitations; shortness of breath; chronic diarrhea archoptosis; dyspeptic fullness; indigestion; hemiplegia, arthralgia, numbness; chronic wound; diabetic nephropathy; low immunity; cancer; and liver disease.	2015

SuMu (powders)	Powders heartwoods of Caesalpinia sappan containing homeisoflavonoid, and triterpenoid compounds.	Digestive tract tumor; liver cancer; ovarian neoplasms; cervical cancer; chronic myeloid leukemia; fracture; traumatic injury; thoracic abdominal pain; carbuncle furuncle sore; immunosuppressive agent; and diabetes.	2015

JiangXiang (powders)	Powder of heartwoods of trunks and roots of Dalbergia odorifera containing flavonoid, terpenoid, volatile constituents.	Coronary heart disease; angina pectoris, arrhythmia; hypertension; hyperlipidemia; dizziness; vomiting blood, nose bleed, bleeding and injury; pain caused by ecchymoma; pediatric glomerulonephritis; and pediatric pneumonia.	2015

CuYanHuSuo (powders)	Powders of dry tubers of Corydalis yanhusuo W.T.Wang containing isoquinoline alkaloids.	Various pains (non-addictive analgesics); Paroxysmal atrial fibrillation; Rapid supraventricular arrhythmia; Superficial gastritis; Acute or chronic torsion and contusion	2015

XiaTianWu (powders)	Powders of tubers of Corydalis decumbens containing isoquinoline alkaloid constituents.	Hemiplegia; facial paralysis; cerebral infarction; waist intervertebral disc prominent sickness; cervical spondylopathy; shoulder periarthritis; sciatica; arthritic symptoms; cerebral apoplexy; and pseudomyopia.	2016

LuXueJing (crystal-like scales)	Dry blood of Cervus nippon or Cervus elaphus containing proteins.	Leukopenia; thrombocytopenia; or hypoimmunity; chronic anemia; aplastic anemia; erectile dysfunction; and postoperative rehabilitation.	2016

Product	Ingredients	Indication	Year of Commercial Launch
XueJie (powders)	Powders of fruit resins of Daemonorops draco containing flavanoide, terpenoid, and phlobaphene constituents, and resins.	Myocardial infarction; coronary heart disease, angina pectoris; anorectal, gastrointestinal diseases; internal and external bleeding; chronic inflammatory colitis; chronic dermal ulcer; cervical erosion, diabetic foot ulcer; scrotal edema; and post-herpetic neuralgia.	2016

ChaoSuanZaoRen (powders)	Powders of slight flied seeds of Ziziphus jujuba containing flavonoid, saponin, alkaloid compounds.	Insomnia, upsetting; spontaneous sweating; night sweat; hyperhidrosis; cardiovascular atherosclerosis; hypertension; high blood lipids; epileptic; and hypoimmunity.	2016

HongQuMi (grains)	Dry rice fermented by fungi Monascus purpureus containing monacolins, monascus pigments, polysaccharides.	High blood lipids, high blood pressure; postpartum lochiorrhea; abdominal pain; dyspeptic fullness; indigestion; poor appetite; osteoporosis, climacteric syndrome; hypoimmunity; and diabetic nephropathy syndrome	2016

ChuanBeiMu (powders)	Powders of bulbus of Fritilaria cirrhosa or F. unibracteata or F. przezvalskii or F. delavayi or F. taipaiensis, or F. unibracteata containing alkaloid, sterol, nucleosides constituents.	Children with chronic irritating cough; difficultly in expectoration; sore throat; acute or chronic bronchitis; dry cough; epilepsy; mastitis; and hypertension.	2017

HuangShuKuiHua (powders)	Powders of corollas of Abelmoschus manihot containing flavonoid and flavone glycoside, polysaccharide constituents, volatile oil, proteins.	Chronic nephritis; hydremic nephritis; adiabatic nephropathy; oral ulcers; parotitis; edemas; cerebrovascular disease; cancer; and scalds or burns.	2017

WuWeiZi (Crude powders)	Ripe fruits of Schisandra chinensis (Turcz.) Baill. containing lignans, volatile constituents, organic acids, sterol, vitamin C, vitamin E.	Acute or chronic hepatitis; dizziness and vitreous opacification; neurasthenic and insomnia; asthma and bronchitis; angioneurotic headache; gallstones.	2018

DingXiang (powders)	Buds of Ewgewia caryophyllata Thunb. containing volatile oil, such aseugenol, beta-caryophyllene, humuleno, chavicol, eugenone; flavonoids, and triterpenoid constituents.	Abdominal pain; hiccup; nausea and vomiting; erectile dysfunctiona (ED); chronic gastritis and gastric ulcer; tooth pains.	2018

RenShen (powders)	Roots and rhizomes of Panax ginseng C. A. Mey. containing panaxosides, such as panaxoside Rg1, Re, Rb1, flavonoids, panax polysaccharides, organogermanium.	Cardiogenic shock, fatigue, diabetes, impotence, senility, and asthenic overstrain.	2018

Product	Ingredients	Indication	Year of Commercial Launch
QingGuo (crude powders)	Dry fruits of Canarium album Raeusch. containing flavonoids, triterpenes, lignans, polyphenols, organic acids, volatile oil, etc.	Sore throat, laryngopharyngitis, cough, allergic asthma, diabetes, and intoxication.	2018

JueMingZi (powders)	Mature seeds of Cassia obtusifolia L. containing anthraquinones, naphthyl ketones, fatty acids, volatile constituents, daidzein, polysaccharides, amino acids.	High blood pressure; hyperlipidemia; cerebrovascular diseases; constipation; mastitis; ophthalmologic diseases.	2018

ShaRen (powders)	Ripe fruits of Amomom villosum Lour. or A. villosum var. xanthioides T. L. Wu et Senjen or A. longiligulare T. L. Wu containing volatile constituents and flavonoids.	Gastric and duodenal ulcer; enteritidis; pediatrics abdominal pain and chronic diarrhea; irritable bowel syndrome; threatened abortion; chronic renal failure; glomerulonephritis; Kidney stones; asthma; chronic myeloid leukemia; malignant lymphoma.	2018

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

Our Suppliers, Customers and Distributors

We believe we have a well-functioning production and sales network. Our current Chinese medicine product portfolio is comprised of both prescription drugs and supplements. We have 5 major suppliers in Bozhou city of Anhui province in China, which is one of the largest TCM markets in China, Shilu Group in Jilin province of China, and other major suppliers in Anhui, Qinghai, Gansu and Yunnan Province. We have long-term relationship with these suppliers, who supply raw materials of genuine TCM for our production process.

Our major customers are hospitals, especially TCM hospitals primarily in the Jiangsu and Liaoning provinces in China and pharmaceutical wholesalers. The wholesalers distribute our products to hospitals and other healthcare distributors such as Liaoning Jiuzhoutong Pharmaceutical Co. Ltd. and Shandong Luoxin Pharmaceutical Co. Ltd. As of June 30, 2020, our end-customer base includes 116 pharmaceutical companies, 56 pharmacies and 76 hospitals in 10 provinces and municipalities in China including Jiangsu, Hubei, Shandong, Guangdong, Liaoning, Anhui, Henan, Jiangxi, Heilongjiang and Hainan.

We currently have 4 sales offices covering 10 of China’s major provinces/municipalities, including Jiangsu, Hubei, Shandong, Liaoning, Anhui, Henan, Jiangxi, Guangdong, Hebei and Fujian, and over 62 sales representatives who assist in managing our relationships with our existing distributors and developing future distributors. With relatively less intermediaries involved in distribution and sales compared to many other pharmaceutical companies in China, we are able to keep our selling cost lower than the industry average.

Research and Development

We devote substantial resources to the research and development of new products, which do not require additional approval from regulatory agencies unless the products are PTCMs. We have submitted 13 invention patent applications with the State Intellectual Property Office of the PRC, all of which are under the substantive examination stage. All of these patents are preparation process patents, which do not involve new products.

Dr. Jingzhen Deng, a veteran in the TCM industry, joined the company as a vice president in June 2013 and rebuilt our R&D team. Since 2013, he has been our Chief Scientific Officer. Dr. Deng has 16 years of experiences at university and pharmaceutical companies specializing in natural products in the USA and more than 14 years at TCM related universities and institutes and a pharmaceutical company in China. He established our general R&D strategy to use advanced technology to revolutionize TCMP production and continue developing newly advanced and non-decocting TCMP/TCM products capable of meeting the highest quality standard.

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

Our R&D team has received numerous national awards for its significant contribution in the TCMP field. Recently in the China Scientist Forum, we received three awards on the research and development of Directly-Oral TCMP and After-Soaking-Oral TCMP products: Innovation Award, Outstanding Contribution Award, Best R&D Article Award, and State High-tech Enterprise which further demonstrated that we maintain a national leading position in the research and development of Advanced TCMP.

We built a DNA Exam Laboratory which was approved by Jiangsu province Drug Administration (JSDA) in October of 2019. The Laboratory has been granted to perform research and development (R&D) and quality control of TCM raw materials and TCMP products applying DNA testing technology.

We believe our R&D team holds a leading position in the R&D field of Advanced TCMP products based on our market analysis of our 19 Advanced TCMP. We will continue to sharpen our advantages and expect to develop new Advanced TCMP products in the foreseeable future.

Under the administration and regulation of the CFDA, a new TCMP product is subject to GMP requirements to comply with corresponding standards of Chinese Pharmacopeia (Version 2015) Part I and Part IV before it can be sold commercially without clinic trails and any additional approval from the CFDA. Since 2014, we have developed 8 Directly-Oral TCMP and 11 After-Soaking-Oral TCMP products and commercially marketed all of those to pharmaceutical distributors/hospitals.

We recently reconstructed and assembled an 850-square-meter facility and received a “Food Manufacturing Certificate” issued by the local Food and Drug Administration, which granted the Company permission to produce TCMHS (TCM Homologous Supplements). The scope of production includes “substitute teas,” made of TCMHS plants, and “solid beverage” a kind of granule produced through extraction of TCMHS materials.

We have successfully developed 42 substitute tea and four solid beverage products. The four solid beverage products were commercially launched in April 2019.

Intellectual Property

We emphasize the protection of intellectual property and have signed agreements with patent agents to assist us to file patent applications. We also have signed confidentiality agreements with every employee we have to protect our production design. We will submit an application for every technology, production design and research results to the Chinese national intellectual property department to get protection for our intellectual property. The beneficiary of all of our patent applications is “Taizhou Suxuantang”

Each patent application we have submitted is an invention patent in which we are seeking patent protection of our prepared process. Under the Patent Law of the People’s Republic of China (Revised), the validity period of patent rights for an invention shall be 20 years, which shall commence from the date of application. We have submitted the following 8 patent applications:

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

We submitted five additional invention patent applications as follows:

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

Quality Control and Assurance

In China, each pharmaceutical manufacturer was required to comply with the GMP standards and to obtain Pharmaceutical Product Manufacturing Permits and GMP Certification granted by the CFDA of the PRC before it engages in any pharmaceutical manufacturing and distribution. GMP standards regulate whole processes and procedures in generating pharmaceutical products to ensure the quality in China. Those include strict Quality Control (“QC”) and Quality Assurance (“QA”).

 China National People’s Congress promulgated a new Drug Administration Law of PRC, and was effective as of December 1, 2019. National Medical Products Administration (“NMPA”) is the new agency that replaced CFDA. The pharmaceutical GMP requirements has replaced the “Pharmaceutical Certificate”. As a result, pharmaceutical manufacturers are required to obtain a “Pharmaceutical Product manufacturing Permit”.

Besides the strict pharmaceutical GMP requirements, TCMP manufacturers also need to obtain pharmaceutical product manufacturing permit specifically tailored to manufacturing of TCMP products.

We are GMP requirements-certified and have obtained a pharmaceutical product manufacturing permit with the product manufacturing scopes covering all types of TCMP. We have well-qualified and trained professional employees for manufacturing and quality control procedures. Our quality control starts with procurement and continues in our manufacturing, packaging, storage capabilities, and cost competitiveness to ensure that all of our products meet the requirements and are still profitable.

Certificates and Permits

A pharmaceutical manufacturer, including a TCMP manufacturer, must obtain a pharmaceutical manufacturing permit from the NMPA’s relevant provincial branch. This permit is valid for five years and is renewable for an additional five-year period upon its expiration. Our current pharmaceutical manufacturing permit, issued by the NMPA, will expire on December 31, 2020. Generally, we will file a renewal request 3 months before the expiration date.

Good Manufacturing Practice. A pharmaceutical manufacturer must meet the Good Manufacturing Practice (“GMP”) requirements and standards for each of its production facilities in China for each form of pharmaceutical product it produces. GMP requirements and standards include staff qualifications, production premises and facilities, equipment, raw materials, environmental hygiene, production management, quality control and customer complaint administration. If a manufacturer fails to meet the GMP retirements and standards in the NMPA non-scheduled inspection, it may be suspended the pharmaceutical product manufacturing Permit by the NMPA.

A new GMP Certificate for our manufacturing facility had been issued and is effective from August 5, 2019 to August 4, 2024, before the new Drug Administration Law was in effeteness as of December 1, 2019. Beside regular TCMP, fine TCMP, and Directly-oral TCMP, the high-Energy Electron Beam Sterilization Method utilized currently for our advanced TCMP products, and classification of After-Soaking-Oral TCMP had been also certified in the scope of this Certificate.

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

Complete Permits to Produce Advanced TCMP Products

We have the Pharmaceutical Manufacturing Permit and pharmaceutical good manufacturing practices (“GMP”) Certificates, both the Permit and the Certificate with the scope of Directly-Oral TCMP authorized by Jiangsu provincial FDA, to produce After-Soaking-Oral-TCMPs, Directly-Oral-TCMPs, Fine TCMPs and Regular TCMPs and there is no need to apply for additional permits from Jiangsu Food and Drug Commission in order to manufacture or sell our products. In China, TCMP companies are treated differently from other pharmaceutical companies manufacturing western drugs and Traditional Chinese Patent Medicine (“TCPM”). Both western drugs and TCPM are required to go through clinical trials and obtain clinical trial approval, whereas TCMP products have no such requirement. Once a TCM company obtains the Pharmaceutical Manufacturing Permit and GMP Certificate, it can begin manufacturing its products immediately. Currently, very few TCM companies in China have both the permit and the certificate with the scope required to produce TCMP, and Directly-Oral and After-Soaking-Oral products.

Strong Research and Development Capability

We believe that our research and development capabilities allow us to create innovative TCMP that fulfill our customers’ needs. Although all of our TCMP products are generic TCMP drugs and, these products are innovative in terms of their conventional administration. Our advance TCMPs come in the form of powders or sachets, which make oral administration easier for our customers. This improvement is significant because otherwise TCMP have to be prepared through decoction before use, which has proven to be both inconvenient and overly complex for customers. Our research and development team has demonstrated its success in use of the sophisticated research strategies and modern technologies to develop TCMP products with innovative features that lend us an edge over our major competitors. We have established a strong research and development team of 18 dedicated researchers as of June 30, 2020. Our R&D Team has successfully developed multiple modernized TCMPs, many of which have already been directly commercialized with our Pharmaceutical Manufacturing Permit, the Pharmaceutical GMP requirements and standards, and China Pharmacopoeia without the need for additional approvals or registrations by the regulatory authorities.

We believe that our research and development capabilities allow us to create innovative TCMP, and TCMHS products that fulfill our customers’ needs. Although all of our TCMP products are generic drugs and we did not change their medical effects in any significant way, these products are innovative in terms of their physical properties. Our advance TCMPs come in the form of powder or sachet, which make oral administration easier for our customers. This improvement is significant because otherwise TCMP have to be prepared through decoction, which has proven to be both ineffective and overly complex for customers. Our research and development team has demonstrated its success in use of the sophisticated research strategies and modern technologies to develop new TCMP products with innovative features that lend us an edge over our major competitors. We have established a strong research and development team of 18 dedicated researchers as of June 30, 2020. Our R& D Team has successfully developed multiple modernized TCMPs and TCMHS products, many of which have already been directly commercialized with our Pharmaceutical Manufacturing Permit and the Food Manufacturing Permit without the need for additional approvals or registrations by the regulatory authorities.

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

Our Growth Strength

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

Developing and Introducing Additional Products to Expand or Strengthen Our Existing Product Portfolio. We plan to focus on our development capabilities towards expanding our existing portfolio, including our TCMHS products. In addition, we are constantly in the process of developing new types of Advanced TCMP products. We are introducing new products at a steady pace to further strengthen our branded market leadership position in Directly-Oral and After-Soaking-Oral-TCMPs.

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

Employees

As of March 31, 2020, we had a total of 97 full-time employees and no part-time employee. The following table sets forth the breakdown of our employees as of March 31, 2020 by function:

	Number of Employees	% of Total
Function
Technology and Development	20	21%
Risk Management	3	3%
Operations, Sales and Marketing	15	15%
Product Development	37	38%
General and Administrative	22	23%

Total	97	100%

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

The regulatory system, known as the “Traditional Chinese Medicine Pieces System.” provides sole guidance on TCMP production in the following aspects:

The production of TCMP must comply with the “The Drug Administration Law of PRC”, “Good Manufacturing Practice (“GMP”) for drugs”, and “Good Supply Practice (“GSP”) for drugs”. Companies manufacturing and selling TCMP products must have two licenses: “Pharmaceutical Manufacturing Permit” and “TCM GMP certificate” (“License Requirement”). TCMP companies that met the License Requirement will not be required to obtain National Medical Products Administration (“NMPA”, in lieu of CFDA effective on December 1, 2019) or local MPA approval before manufacturing their TCMP products and TCMP products are categorically exempted from being tested clinically because the effect of TCMP products are impossible to be tested clinically. As a result, TCMP products do not have the NMPA approval registration number, which is typically found in western medicine products.

TCMP also needs to follow national drug reference standard codified in Pharmacopoeia of the PRC (“Guidance”). The Guidance supplies critical information to TCMP manufacturers regarding origin of ingredients, description, identification, processing, assay, property and flavor, meridian tropism, actions, indications, administration and dosage, precautions and warnings and storage.

Besides general GMP for drugs, the production of TCMP also needs to follow the GMP specifically tailored for TCMP, which can be found as annex attached to NMPA regulations.

Regulations Relating to Pharmaceutical Industry.

The pharmaceutical industry in China is highly regulated. The primary regulatory authority is the NMPA, including its provincial and local branches. As a developer and producer of medicinal products, we are subject to regulation and oversight by the NMPA and its provincial and local branches. The Law of the PRC on the Administration of Pharmaceuticals provides the basic legal framework for the administration of the production and sale of pharmaceuticals in China and covers the manufacturing, distribution, packaging, pricing and advertising of pharmaceutical products. These regulations set forth detailed rules with respect to the administration of pharmaceuticals in China. We are also subject to other PRC laws and regulations that are applicable to business operators, manufacturers and distributors in general.

Registration and Approval of Medicine.

Pursuant to the PRC Provisions for Drug Registration, a medicine must be registered and approved by the NMPA before it can be manufactured and sold. The registration and approval process requires the manufacturer to submit to the NMPA a registration application containing detailed information concerning the efficacy and quality of the medicine and the manufacturing process and the production facilities the manufacturer expects to use. This process generally takes two to five years and could be longer, depending on the nature of the medicine under review, the quality of the data provided and the workload of the NMPA. If a manufacturer chooses to manufacture a pre-clinical medicine, it is also required to conduct pre-clinical trials, apply to the NMPA for permission to conduct clinical trials and go through the clinical trials. If a manufacturer chooses to manufacture a post-clinical medicine, it only needs to go through the clinical trials. In both cases, a manufacturer needs to file clinical data with the NMPA for approval for manufacturing after clinical trials are completed.

New Medicine. If the NMPA approves a medicine, it will issue a new medicine certificate to the manufacturer and impose a monitoring period for one to five years. During the monitoring period, the NMPA will monitor the safety of the new medicine, and will neither accept new medicine certificate applications for an identical medicine by another pharmaceutical company, nor approve the production or import of an identical medicine by other pharmaceutical companies. As a result of these regulations, the holder of a new medicine certificate has the exclusive right to manufacture the new medicine during the monitoring period.

National Production Standard and Provisional Standard. In connection with the NMPA’s approval of a new medicine, the NMPA will normally direct the manufacturer to produce the medicine according to a provisional national production standard, or a provisional standard. A provisional standard is valid for two years, during which time the NMPA closely monitors the production process and quality consistency of the medicine to develop a national final production standard for the medicine, or a final standard. Three months before the expiration of the two-year period, the manufacturer is required to apply to the NMPA to convert the provisional standard to a final standard. Upon approval, the NMPA will publish the final standard for the production of this medicine. There is no statutory timeline for the NMPA to complete its review and grant approval for the conversion. In practice, the approval for conversion to a final standard is time-consuming and could take a number of years. However, during the NMPA’s review period, the manufacturer may continue to produce the medicine according to the provisional standard.

Transitional Period. Prior to the latter of (1) the expiration of a new medicine’s monitoring period or (2) the date when the NMPA grants a final standard for a new medicine after the expiration of the provisional standard, the NMPA will not accept applications for an identical medicine nor will it approve the production of an identical medicine by other pharmaceutical companies. Accordingly, the manufacturer will continue to have an exclusive production right for the new medicine during this transitional period.

All TCMP (not TCPM) products as medicine are administrated separately by NMPA. Without clinical trial application, the TCMP medicines are registered and approved by the NMPA based on manufacturer’s pharmaceutical product manufacturing permit and GMP certification before they can be manufactured and sold. A TCMP manufacturer manufactures only the TCMP products of scope approved by NMPA described on both pharmaceutical product manufacturing permit and GMP requirements and standards. For example, directly oral TCMP products are not subjected to manufacture without the directly oral TCMP term appeared on both the permit and the GMP requirements and standards. The TCMP production and quality standard must comply with corresponding TCM and sections on the Pharmacopeia of the PRC.

Continuing NMPA Regulation

Pharmaceutical manufacturers in China are subject to continuing regulation by the NMPA. If the labeling or its manufacturing process of an approved medicine is significantly modified, a new pre-market approval or pre-market approval supplement will be required by the NMPA. A pharmaceutical manufacturer is subject to periodic inspection and safety monitoring by the NMPA to determine compliance with regulatory requirements.

The NMPA has a variety of enforcement actions available to enforce its regulations and rules, including fines and injunctions, recall or seizure of products, the imposition of operating restrictions, partial suspension or complete shutdown of production and criminal prosecution.

Pharmaceutical Product Manufacturing

A pharmaceutical manufacturer must obtain a pharmaceutical manufacturing permit from the NMPA’s relevant provincial branch. This permit is valid for five years and is renewable for an additional five-year period upon its expiration. Our current pharmaceutical manufacturing permit, issued by the CFDA, will expire on December 31, 2020.

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

China National People’s Congress promulgated a new Drug Administration Law of PRC, and was effective as of December 1, 2019. National Medical Products Administration (“NMPA”) is the new agency that replaced CFDA. The pharmaceutical GMP requirements has replaced the “Pharmaceutical Certificate”. As a result, pharmaceutical manufacturers are required to obtain a “Pharmaceutical Product manufacturing Permit”.

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

We have two product not listed on national Medicare Insurance Catalogue, which are Directly-Oral products LuXueJing and XueJie (powders). The revenue attributable to LuXueJing were $556,629 (RMB 3,688,723), $ 1,608,062 (RMB 10,796,209) and $983,999 (RMB 6,852,276) for the years ended March 31, 2018, 2019 and 2020 respectively.  The revenue attributable to Xuejie powders is $271,320 (RMB 1,798,011), $27,224 (RMB 182,778) and $4,047 (RMB 28,179) for the years ended March 31, 2018, 2019 and 2020 respectively.

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

C. Organizational Structure Chart

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

WFOE has absolute authority relating to the management of Taizhou Suxuantang, including but not limited to decisions with regard to expenses, salary raises and bonuses, hiring, firing and other operational functions. The Exclusive Business Cooperation Agreement does not prohibit related party transactions. However, since establishment of the Company’s audit committee at the consummation of our initial public offering, the audit committee has been required to review and approve in advance any related party transactions, including transactions involving WFOE or Taizhou Suxuantang.

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

D. Property, plants and equipment

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

We have leased properties set forth in the table below.

	Address	Size(m²)	Leased/Owned/Granted	Function
1.	No. 178 Taidongbei Rd., Taizhou, Jiangsu, China	2028	Leased
2.	No. 178 Taidongbei Rd., Taizhou, Jiangsu, China	900	Leased

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our results of operations and financial condition should be read together with our consolidated financial statements and the notes thereto and other financial information, which are included elsewhere in this Form 20-F. Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). In addition, our financial statements and the financial information included in this Form20-F reflect our organizational transactions and have been prepared as if our current corporate structure had been in place throughout the relevant periods.

This section contains forward-looking statements. These forward-looking statements are subject to various factors, risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Further, as a result of these factors, risks and uncertainties, the forward-looking events may not occur. Relevant factors, risks and uncertainties include, but are not limited to, those discussed in the section entitled “Business,” “Risk Factors” and elsewhere in this Form20-F. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management’s beliefs and opinions as of the date of this Form 20-F. We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new Information, future events or otherwise. See “Cautionary Note Regarding Forward-Looking Statements.”

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

Our past operating results are not an accurate indication of the lines of business we are principally engaged in currently. Thus, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in evolving markets rather than typical companies of our age. Some of these risks and uncertainties relate to our ability to:

●	attract additional customers and increased spending per customer;

●	increase awareness of our brand and develop customer loyalty;

●	respond to competitive market conditions;

●	respond to changes in our regulatory environment;

●	manage risks associated with intellectual property rights;

●	maintain effective control of our costs and expenses;

●	raise sufficient capital to sustain and expand our business;

●	attract, retain and motivate qualified personnel; and

●	upgrade our technology to support additional research and development of new products.

Results of Operations for the Year Ended March 31, 2020 Compared to the Year Ended March 31, 2019

	For the Years Ended March 31,		Change
	2020	2019	Amount	%

Revenues	$5,162,268	7,012,026	$(1,849,758)	(26)
Cost of revenues	(2,458,566)	(2,400,491)	(58,075)	2

Gross profit	2,703,702	4,611,535	(1,907,833)	(41)

Selling expenses	(1,583,284)	(1,605,497)	22,213	(1)
General and administrative expenses	(2,461,535)	(1,236,546)	(1,224,989)	99

Total operating expenses	(4,044,819)	(2,842,043)	(1,202,776)	42

Income (Loss) from operations	(1,341,117)	1,769,492	(3,110,609)	(176)

Interest (expense) / income, net	(3,348,790)	(5,174)	(3,343,616)	64623
Loss on debt extinguishment	(5,625,916)	-	(5,625,916)	100
Other income(expenses), net	(73,771)	27,141	(100,912)	(372)

Total other expenses	(9,048,477)	21,967	(9,070,444)	(41291)

Income (Loss) before income taxes expense	(10,389,594)	1,791,459	(12,181,053)	(680)
Benefit (provision) for income taxes	101,722	(252,232)	353,954	(140)

Net Income	$(10,287,872)	1,539, 227	$(11,827,099)	(768)

Revenues

We generated revenues primarily from manufacture and sales of three types of traditional Chinese medicine pieces (the “TCMP”) products: Advanced TCMP, Fine TCMP, Regular TCMP, and TCM Homologous Supplements (“TCMHS”) products. TCMHS is a classification of health-supporting food used traditionally in China as TCM but which are also consumed as food, which recently has been developed and commercialized. As compared with the year ended March 31, 2019, our total revenues decreased by $1,849,758, or 26% for the year ended March 31, 2020. The decrease was primarily due to the decrease in sales of Advanced TCMP products and partly offset by the increase in the sales of Fine TCMP products and newly launched TCMHS products.

The following table sets forth the breakdown of revenues by revenue source for each period presented:

	For the Years Ended March 31,		Change
	2020	2019	Amount	%

Advanced TCMP	$1,581,995	3,631,663	$(2,049,668)	(56)

Fine TCMP	1,033,603	524,253	509,350	97

Regular TCMP	2,279,198	2,856,110	(576,912)	(20)

TCMHS	267,472	-	267,472	100

	$5,162,268	$7,012,026	$(1,849,758)	(26)

Advanced TCMP

Advanced TCMP is comprised of eight Directly Oral TCMP products (the “Directly-Oral-TCMP”) and eleven After-soaking-oral TCMP products (the “After-Soaking-Oral-TCMP”). Both Directly Oral TCMP and After-soaking-oral TCMP are new types of advanced TCMP.

Revenue from advanced TCMP accounted for 31% and 52% of revenue recognized during the year ended March 31, 2020 and 2019, respectively. As compared with the year ended March 31, 2019, our revenue from advanced TCMP decreased by $2,049,668 or 56% for the year ended March 31, 2020. This is primarily due to the effect of COVID-19 outbreak in China and demand adjustment product types made by some of our customers.

Fine TCMP

We currently produce over 15 fine TCMP products for drug stores and hospitals. Our fine TCMP products are manufactured manually from only high-quality authentic ingredients derived from their region of origin.

Revenue from fine TCMP accounted for 20% and 7% of revenue recognized during the year ended March 31, 2020 and 2019. As compared with the year ended March 31, 2019, our revenue from fine TCMP increased by $509,350, or 97% for the year ended March 31, 2020. This is primarily attributable to the Company’s strategy to concentrate on fine TCMP, which was identified great advantage over others.

Regular TCMP

We currently manufacture 430 regular TCMP products listed on China Pharmacopoeia (version 2015) Part I for hospitals and drug store in treatment of various diseases or serving as dietary supplements.

Revenue from regular TCMP accounted for 44% and 41% of revenue recognized during the year ended March 31, 2020 and 2019, respectively. Revenue from regular TCMP products decreased by $576,912, or 20%, to $2,279,198 for the year ended March 31, 2020 from $2,856,110 for the year ended March 31, 2019. Decrease in revenue from Regular TCMP products is consistent with the effect of COVID-19 outbreak in China and the company’s plan to shift from low margin Regular TCMPs and to focus more on the business of high margin Fine and Advanced TCMPs.

TCMHS Solid Beverages

Four solid beverage products as part of the Company’s TCMHS products were developed and commercially launched in April 2019 and generated a revenue of $267,472 in its nascent launch with encouraging growth.

Gross Profit

Cost of revenues primarily include cost of materials, direct labors, overhead, and other related incidental expenses that are directly attributable to the Company’s principal operations. Total cost of revenue increased by $58,075, or 2%, to $2,458,566 for the year ended March 31, 2020 from $2,400,491 for the year ended March 31, 2019. The reason that cost of revenues did not decrease comparatively with the revenue was mainly due to the changes of packaging requirements and product types combination that led to increase in production cost, and the fixed production cost incurred during the months of decreased revenue influenced by the COVID-19 outbreak.

Gross profit decreased by $1,907,833, or 41%, to $2,703,702 for the year ended March 31, 2020 from $4,611,535 for the year ended March 31, 2019. Gross margin was 52.4% for the year ended March 31, 2020, compared to 65.8% for the year ended March 31, 2019. The decrease in gross margin was mainly due to the decrease of gross margin of Regular TCMP and the decrease of revenue generated from Advanced TCMP.

Selling expenses

Selling expenses primarily consisted of sales staff payroll and welfare expenses, travelling expenses, advertisement expenses, distribution expenses. The selling expenses decrease from $1,605,497 for the year ended March 31, 2019 to $1,583,284 for the year ended March 31, 2020, representing a decrease of $22,213, or 1%.

General and administrative expenses

General and administrative expenses primarily consisted of staff payroll and welfare expenses, research and development expenses, entertainment expenses, travelling expenses, depreciation and amortization expenses for administrative purposes, and office supply expenses. The general and administrative expenses increased from $1,236,546 for the year ended March 31, 2019 to $2,461,535 for the year ended March 31, 2020, representing an increase of $1,224,989, or 99%. The increase in general and administrative expenses was mainly due to an increase of $0.9 million in legal and investor relations fees.

Other income (expense), net

Interest income (expenses) for the year ended March 31, 2020 mainly consists of accretion of finance cost and interest expense of the issuance and forbearance of Convertible Notes issued on April 16, 2019. For the year ended March 31, 2020, the company record amortization of issuance cost and debt discount of $2,519,761 and Convertible Notes (please refer to FS, Note 12) interest expense of $902,149.

Loss on debt extinguishment of $5,625,916 represents the extinguishment loss within the amount the paid to forbear the Convertible Notes (please refer to FS, Note 12) of $11,939,410 (modified principle of the Convertible Notes of $10,939,410, initial forbearance fee of $1,000,000), in excess of its net carrying value of $6,055,648 (principal outstanding $7,886,294, unamortized issuance cost $1,830,645), at the time of the debt extinguishment.

Income tax expense

Income tax expense represented current and deferred income tax expenses derived from income before taxes generated by Suxuantang, the variable interest entity of the Company. As compared with the year ended March 31, 2019, the income tax expense for the year ended March 31, 2020 decreased by $353,954, or 140%. Income tax expense for the year ended March 31, 2020 consists of $101,722 deferred tax benefit. The current income tax of $0 was mainly due to the loss before corporate income taxes of the Company and its subsidiaries and the VIE entity. Income tax expense for the year ended March 31, 2019 consists of $259,955 of current income tax expense and $7,723 deferred tax benefit.

Net income

As a result of the foregoing, net loss for the year ended March 31, 2020 was $10,287,872, representing a decrease of $ 11,827,099 from net income of $1,539,227 for the year ended March 31, 2019.

Liquidity and Capital Resources

To date, we have financed our operations primarily through shareholder capital contributions, shareholder loans, and cash flow from operations. As a result of our total activities, we had cash and cash equivalents of $7,287,032 as of March 31, 2020 as compared to $9,130,849 as of March 31, 2019. We primarily hold our excess unrestricted cash in short-term interest-bearing bank accounts at financial institutions. As of March 31, 2020, we had short-term convertible notes balance of $6,643,463, which the Company expects to repay with its common shares. With the current cash and cash equivalents and anticipated cash flows from operating activities, we believe that our cash position is sufficient to meet our liquidity needs for at least the next 12 months.

	For the years ended March 31,
	2020	2019

Net Cash Provided by Operating Activities	934,247	239,192

Net Cash Used in Investing Activities	(5,496,704)	(610,085)

Net Cash Provided by Financing Activities	3,024,369	9,042,083

Effect of Exchange Rate Changes on Cash	(466,813)	(37,024)

Cash, cash equivalents and restricted cash at Beginning of Year	9,291,933	657,767

Cash, cash equivalents and restricted cash at End of Year	7,287,032	9,291,933

Cash Flow in Operating Activities

For the year ended March 31, 2020 net cash provided by operating activities was $934,247, as compared to net cash provided by operating activities of $239,192 for the year ended March 31, 2019, representing an increase of $695,055. The increase in net cash provided by operating activities primarily resulted from the change of following accounts:

a)	A net loss for the year ended March 31, 2020 of $10,287,872, compared with a net income of $1,539,227 for the year ended March 31, 2019. Excluding the accretion of financing cost and extinguishment loss of the Convertible Notes, the net loss for the year ended March 31, 2020 was $1,240,046, representing a decrease of $2,779,273 compared with net income for the year ended March 31, 2019.

b)	Accounts receivable for the year ended March 31, 2020 decreased by $104,001 as compared with the increase of $1,811,078 for the year ended March 31, 2019.

c)	Prepayments, receivables and other current assets for the year ended March 31, 2020 increased by $361,589 as compared with the decrease of $144,754 for the year ended March 31, 2019. The increase is mainly due to the increase of short-term petty cash paid to the staff of the Company.

d)	Accounts payable for the year ended March 31, 2020 increased by $302,266 as compared with the decrease of $567,313 for the year ended March 31, 2019.

e)	Advance from customers for the year ended March 31, 2020 increased by $247,588 as compared with the decrease of $216,518 for the year ended March 31, 2019.

f)	Accrued expenses and other current liabilities for the year ended March 31, 2020 increased by $1,606,759 as compared with the increase of $310,315 for the year ended March 31, 2019.

Cash Flow in Investing Activities

We had net cash used in investing activities of $5,496,704, for the year ended March 31, 2020, which primarily consisted of purchase of property and equipment of $130,839, capital expenditure in construction in process of $275,819, loan receivable from RH Holdings Management (HK) Limited of $1,500,000, and a receivable from Huangshan Panjie Investment Management Co., Ltd. of $3,590,046.

We had net cash used in investing activities of $610,085, for the year ended March 31, 2019, which primarily consisted of purchase of property and equipment of $535,825, Purchase of intangible assets of $11,279, capital expenditure in construction in process of $62,981.

Cash Flow in Financing Activities

For the year ended March 31, 2020, the net cash provided by financing activities was $3,024,369, which was primarily attributable to net proceeds from the convertible notes of $8,358,950 (gross proceeds of $10,000,000 and debt issuance cost of $1,641,050), repayment of principle and interest of Convertible Notes of $1,157,376, repayment to amounts due from related parties of $3,180,171, payment of deferred financing cost of $518,362 and payment of the initial forbearance fee of Convertible Notes of $439,974.

For the year ended March 31, 2019, the net cash provided by financing activities was primarily attributable to net proceeds from our initial public offering of $6,490,494 and proceeds from related parties of $2,482,095.

The Convertible Notes

PIPE Transaction

On April 16, 2019, the company entered into a Securities Purchase Agreement with certain unaffiliated institutional investors relating to a private placement by the company of (1) Senior Convertible Notes (the “Convertible Notes”) in the aggregate principal amount of $15 million, consisting of (i) a Series A Note in the principal amount of $ 10 million, and (ii) a Series B Note in the principal amount of $ 5 million and (2) warrants (the “Warrants”) to purchase such amount of shares of the company’s ordinary shares equal to 50% of the shares issuable upon conversion of the Notes, exercisable for a period of five years at an initial exercise price of $8.38, for consideration consisting of (i) a cash payment of $10,000,000, and (ii) a secured promissory note payable by the Investors to the Company in the principal amount of $5 million. All amounts outstanding under the Notes will mature and will be due and payable on or before October 2, 2020.

Material Terms of the Convertible Notes:

●	The aggregate principal amount of the Series A Notes is $10,000,000 and the Series B Notes is $5,000,000. All of the aggregate principal amount of the Series B Notes will constitute Restricted Principal. If an Investor prepays any amount under such Investor’s Investor Note, an equal amount of the Restricted Principal becomes unrestricted principal under such Investor’s Series B Note. The amount raised by the Company upon closing of the PIPE transaction was $10,000,000 from Series A Notes.

●	The expiration date of Notes and warrant shall be October 2, 2020 and May 2, 2023 respectively. The aggregate redemption amount of the Notes shall be redeemed in installments on or before the expiration date.

●	The interest rate on the Convertible Notes is eight percent (8%) per annum. In the event of default, the Interest Rate shall be increased to eighteen percent (18%) per annum.

●	The initial fixed conversion price will be $8.38 per share, subject to reduction and adjustment for stock splits, stock dividends, and similar events.

●	During an Event of Default Redemption Right Period the Investor may convert all, or any part of, the Conversion Amount into Ordinary Shares at the Alternate Conversion Price.

●	The Alternate Conversion Price is the lowest of (i) the applicable Conversion Price as in effect on the applicable Conversion Date of the applicable Alternate Conversion, (ii) 80% of the volume-weighted average price (“VWAP”) of the Ordinary Shares as of the Trading Day immediately preceding the delivery or deemed delivery of the applicable Conversion Notice, (iii) 80% of the VWAP of the Ordinary Shares as of the Trading Day of the delivery or deemed delivery of the applicable Conversion Notice and (iv) 80% of the price computed as the quotient of (I) the sum of the VWAP of the Ordinary Shares for each of the three (3) Trading Days with the lowest VWAP of the Ordinary Shares during the fifteen (15) consecutive Trading Day period ending and including the Trading Day immediately preceding the delivery or deemed delivery of the applicable Conversion Notice, divided by (II) three (3) (such period, the “Alternate Conversion Measuring Period”).

●	The aggregate number of Series A and Series B warrant shares to be converted on expiration is 596,658 and 298,330 shares respectively.

Entry into Forbearance Agreements in Connection with the Event of Default Redemption Notices

On July 23 and 29, 2019, the company received from the investors an Event of Default Redemption Notice claimed that the company failed to timely make the instalment payment and elected to effect the redemption of $14,318,462.62 comprising in aggregate the entire principal amount, accrued and unpaid Interest. In addition, demand for the company to purchase the Series A Warrant issued for the Event of Default Black Scholes Value of not less than $1,208,384.07 was made.

On December 13, 2019, after negotiation with the Investors, the company entered into certain Forbearance and Amendment Agreements with each Investor and agreed to redeem the Series A Notes for an aggregate redemption price of $10,939,410 in installments as set forth in the Forbearance Agreement. Concurrently with the execution of the Forbearance Agreement, the Investors and the Company have entered into the Lock-Up Agreements, Leak-Out Agreements and Mutual Releases.

Material Terms of the Agreements

Upon the execution of the Forbearance Agreements, the Investor shall Net all Restricted Principal outstanding under the Series B Note against the amounts outstanding under the Investor Note, after which the Investor Note, the Series B Note and the Series B Warrant shall no longer remain outstanding.

The Investors agreed, among other things, to the following:

●	to forbear from (i) taking any action to enforce their Redemption Notice with respect to certain existing defaults, and (ii) issuing any new demand for redemption of the Series A Note on the basis of certain additional defaults that the aggregate daily dollar trading volume of the Company’s ordinary shares does not exceed $1,500,000, and that the volume weighted average price of the Company’s ordinary shares on any two trading days during the thirty trading day period immediately preceding such date of determination fails to exceed $2.14;

●	not to exercise the Series A Warrant during the Forbearance Period;

●	to return the original share certificate representing the Pre-Delivered Shares to the Company for cancellation upon the Company’s payment of the full Forbearance Redemption Amounts;

●	to execute and deliver to the Company certain lock-up agreements with respect to the Pre-Delivered Shares, certain mutual release and to execute and deliver to the Company the Leak-Out Agreement;

●	not to make any hedge, swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Pre-Delivered Shares;

●	to not sell, dispose or otherwise transfer, directly or any Ordinary Shares issued if such sale exceed 20% of the daily composite trading volume of the Ordinary Shares.

In consideration for the above, the Company agreed to the followings:

●	the Company shall (I) pay to each Investor $500,000 on or prior to December 16, 2019, and (II) commencing on January 24th 2020, redeem the Series A Notes for an aggregate redemption price of $10,939,410;

●	if the Company fails to pay any New Installment Amount within 5 days of the applicable New Installment Date, the Investor may convert the applicable New Installment Amount as an Alternate Conversion and the Leak-Out Agreement being disregarded for such conversions;

●	the Company agreed to adjust the exercise price of the Series A Warrant from $8.38 to $2.50;

●	the Company shall cause all restrictive legends on the Pre-Delivered Shares to be removed and delivery of un-legended Pre-Delivery Shares into the Investor’s custodian’s account pursuant to the DWAC instructions set forth therein.

Please refer to Note 12 of our Consolidated Financial Statements included in this Form 20-F for details of accounting of the Convertible Notes.

Going Concern

These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. As reflected in the accompanying audited consolidated financial statements, the Company had a net loss of $10,287,872 for year ended March 31, 2020, and an accumulated deficit of $7,204,000, which were mainly caused by the issuance and forbearance of the Convertible Notes. On the other hand, the net cash provided by operations was $934,247 for the year ended March 31, 2020, and the Company had a cash and cash equivalents balance of $7,287,032 and a working capital of $7,371,999. It is management’s opinion that these conditions do not raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the issue date of this report. The Company is in the process in building its customer base and expects to generate increased revenues as well as cut some of its expenses, and the Company is seeking to raise capital through additional debt and/or equity financings to fund its operations in the future.

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

Advanced TCMP

Advanced TCMP is comprised of eight Directly Oral TCMP products (the “Directly-Oral-TCMP”) and eleven After-soaking-oral TCMP products (the “After-Soaking-Oral-TCMP”). Both Directly Oral TCMP and After-soaking-oral TCMP are new types of advanced TCMP.

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

Cash Flow in Operating Activities

For the year ended March 31, 2019, net cash provided by operating activities was $239,192, as compared to net cash provided by operating activities of $1,920,161 for the year ended March 31, 2018, representing a decrease of $1,680,969. The change in net cash provided by operating activities primarily resulted from the change of following accounts:

a)	The changes of accounts receivable for the year ended March 31, 2019 decreased by $2,195,512 as compared with changes for the year ended March 31, 2018. This was primarily attributable to longer credit terms offered to higher margin fine and advanced TCMPs customers as we gained higher sales in fine and advanced TCMPs.

b)	The changes of accounts payable for the year ended March 31, 2019 decreased by $1,533,886 as compared with changes for the year ended March 31, 2018. This is primarily attributable to less costs of sales incurred in this year, and shorter credit terms granted by suppliers of high-end raw materials needed for high margin products as well.

c)	The changes of prepayments, receivables and other assets for the year ended March 31, 2019 increased by $954,460 as compared with changes for the year ended March 31, 2018. This is primarily attributable to the decrease in advance to staff.

d)	The changes of accrued expenses and other current liabilities for the year ended March 31, 2019 increased by $514,210 as compared with changes for the year ended March 31, 2018. This is primarily attributable to the increase in the payables to service suppliers.

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

Related Parties and Material Related Party Transactions

Please refer to Note 17 of our Consolidated Financial Statements included in this Form 20-F for details of related parties and material related party transactions.

Critical Accounting Policies

Please refer to Note 2 of our Consolidated Financial Statements included in Form 20-F or details of our critical accounting policies.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors, Executive Officers and Key Employees

 Set forth below is information concerning our directors, executive officers and other key employees. The following individuals are members of the Board and executive management of the Registrant.

Name	Age	Position(s)
Feng Zhou	28	Chief Executive Officer and Director
Jingzhen Deng	60	Chief Scientific Officer and Chief Operation Officer
Jun Zheng	43	Director
Junsong Li	56	Independent Director
Tulin Lu	57	Independent Director
Wenwei Fan	50	Independent Director

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

Dr. Jingzhen Deng has been our CSO since June 2013, our COO since March 2017 and was CEO of Taizhou Suxuantang from February, 2018 to December 31, 2019. He has been the vice president of Taizhou Suxuantang in June 2013 and rebuilt its R&D team. Dr. Deng has 16 years of experience at a university (University of Virginia as a postdoctoral scientist) and various pharmaceutical companies (Pinnacle Pharmaceuticals, Inc. and Drumetix Laboratories, as directors of R&D) specializing in natural products and new drug discovery in the USA, and more than 14 years at a Traditional Chinese Medicine (“TCM”) related university (China Pharmaceutical University), institute (Jiangxi Institute of TCM), and pharmaceutical company (RCT Pharmaceuticals, Inc. as CEO in Shanghai) in China. He established the general R&D strategy of using modern technology to revolutionize TCMP production, and continue developing newly advanced and non-decocting TCMP/TCM products capable of meeting the highest quality standard at the company. Dr. Deng received his Bachelor of Science from Jiangxi University of Traditional Chinese Medicine in 1982, Master and Doctoral degrees from China Pharmaceutical University in 1989 and 1992, respectively.

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

6.B. Compensation

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the year ended March 31, 2020 and 2019 earned by or paid to our chief executive officer and principal executive officer, our principal financial officer, and our other most highly compensated executive officers in 2018 whose total compensation exceeded $100,000 (the “named executive officers”).

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total ($)
Feng Zhou CEO and interim	2020	50,000	0	0	0	0	0	0	50,000
CFO of SXT	2019	17,859	0	0	0	0	0	0	17,859

Peter Chan(2)	2020	3,934	0	0	0	0	0	0	3,934
CFO of SXT

Yao Shi(1) CFO of SXT and	2020	46,858	0	0	0	0	0	0	46,858
CFO of Taizhou	2019	26,796	0	0	0	0	0	0	26,796
Suxuantang	2018	5,280	0	0	0	0	0	0	5,280

Jingzhen Deng	2020	50,000	0	0	0	0	0	0	50,000
COO and CSO of	2019	26,796	0	0	0	0	0	0	26,796
SXT and CEO of Taizhou Suxuantang (3)	2018	14,559	0	0	0	0	0	0	14,559

(1)	Yao Shi resigned from his positions of CFO of SXT and CFO of Taizhou Suxuantang on March 8, 2020.

(2)	Peter Chan assumed his positions of CFO of SXT and CFO of Taizhou Suxuantang on March 8, 2020 and resigned on July 8, 2020. Feng Zhou was appointed as the interim CFO effective on July 8, 2020.

(3)	Jingzhen Deng resigned from his position of CEO of Taizhou Suxuantang on December 31, 2019.

Agreements with Named Executive Officers

On December 30, 2017, we entered into an employment agreement with our CEO, Mr. Feng Zhou, pursuant to which he receive an annual base salary of $50,000 Under this employment agreement, Mr. Zhou is employed as our CEO for a term of five years, which automatically renews for additional one year terms unless previously terminated on three months written notice by either party. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or grossly negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. In such case, the executive officer will not be entitled to receive payment of any severance benefits or other amounts by reason of the termination, and the executive officer’s right to all other benefits will terminate, except as required by any applicable law. We may also terminate an executive officer’s employment without cause upon one-month advance written notice. In such case of termination by us, we are required to provide compensation to the executive officer, including severance pay equal to 12 months of base salary. The executive officer may terminate the employment at any time with a one-month advance written notice if there is any significant change in the executive officer’s duties and responsibilities or a material reduction in the executive officer’s annual salary. In such case, the executive officer will be entitled to receive compensation equivalent to 12 months of the executive officer’s base salary.

On December 30, 2017, we entered into an employment agreement with our COO and CSO, Mr. Jingzhen Deng, pursuant to which he shall receive an annual base salary of $50,000 Under his employment agreement, Mr. Deng is employed as our COO and CSO for a term of five years, which automatically renews for additional one year terms unless previously terminated on three months written notice by either party. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or grossly negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. In such case, the executive officer will not be entitled to receive payment of any severance benefits or other amounts by reason of the termination, and the executive officer’s right to all other benefits will terminate, except as required by any applicable law. We may also terminate an executive officer’s employment without cause upon one-month advance written notice. In such case of termination by us, we are required to provide compensation to the executive officer, including severance pay equal to 3 months of base salary. The executive officer may terminate the employment at any time with a one-month advance written notice if there is any significant change in the executive officer’s duties and responsibilities or a material reduction in the executive officer’s annual salary. In such case, the executive officer will be entitled to receive compensation equivalent to 12 months of the executive officer’s base salary.

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

Compensation of Directors

For the fiscal years ended March 31, 2020 and 2019, we did not compensate our directors for their services other than to reimburse them for out-of-pocket expenses incurred in connection with their attendance at meetings of the Board of Directors.

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

6.E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our equity shares as of July 30, 2020 by each director and our senior management executives. There were 64,136,890 Ordinary Shares issued and 60,136,890 Ordinary Shares outstanding as of July 30, 2020. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to equity shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned.

Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at 178 Taidong Rd North, Taizhou, Jiangsu, China.

	Ordinary Shares Beneficially Owned As of July 30, 2020
	Number	Percent
Directors and Executive Officers:
Feng Zhou (1)	8,500,000	13.253%
Jingzhen Deng	0	-
Jun Zheng	0	-
Junsong Li	0	-
Tulin Lu	0	-
Wenwei Fan	0	-
All directors and executive officers as a group (6 persons)	8,500,000	13.253%

(1)	Feng Zhou is the 100% owner of Feng Zhou Management Limited and therefore shall be deemed as the beneficial owner of shares held by such entity.

As of July 30, 2020, our authorized share capital consists of unlimited Ordinary Shares, par value US$0.001 per share. Holders of Ordinary Shares are entitled to one vote per share.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

See Item 6.E., “Share Ownership,” for a description of our major shareholders.

7.B. Related Party Transactions

Nature of relationships with related parties

Name of related parties	Relationship with the Company

Feng Zhou	Major shareholder of the Company, Chief Executive Officer, Interim Chief Financial Officer and Director of the Company
Jianping Zhou	Father of major shareholders of the Company and two of Taizhou Suxuantang shareholders, controlling shareholder of Taizhou Suxuantang from its inception to May 8, 2017
Jianbin Zhou	Father of major shareholders of the Company and one of Taizhou Suxuantang shareholders
Taizhou Jiutian Pharmaceutical Co. Ltd.	An entity controlled by Jianping Zhou
Jiangsu Health Pharmaceutical Investment Co., Ltd.	An entity controlled by Jianping Zhou
Taizhou Su Xuan Tang Chinese Medicine Clinic	An entity controlled by Jianping Zhou
Taizhou Su Xuan Tang Chinese hospital Co., Ltd.	An entity controlled by Jianping Zhou

Related party balances

a. the amounts due from related parties as of March 31, 2020 and 2019 were as follows:

	As of March 31,
	2020	2019

Jiangsu Health Pharmaceutical Investment Co., Ltd.	$768,341	$-
Total	$768,341	$-

The amounts due from related parties represented unsecured, due on demand and interest free borrowings to its related parties by the Company. The Company expects full payment from Jiangsu Health Pharmaceutical Investment Co., Ltd. by the end of September 2020.

b. the amounts due to related parties as of March 31, 2020 and 2019 were as follows:

	As of March 31,
	2020	2019

Feng Zhou	$-	$1,542,828
Jiangsu Health Pharmaceutical Investment Co., Ltd.	-	939,521
Jianbin Zhou	-	745
Total	$-	$2,483,094

Material Transactions with Related Parties

For the years ended March 31, 2020 and 2019, the Company generated revenues of $251,749 and $8,942, respectively, from sales transactions with Taizhou Jiutian Pharmaceutical Co. Ltd.

For the years ended March 31, 2020 and 2019, the Company generated revenue of $52,643 and $24,315 respectively, from sales transactions with Taizhou Su Xuan Tang Chinese Medicine Clinic.

For the year ended March 31, 2020 and 2019, the Company generated revenues of $26,037 and $178,898 respectively, from sales transactions with Taizhou Su Xuan Tang Chinese hospital Co. Ltd.

For the year ended March 31, 2020, the Company repayed $3,180,171 to Feng Zhou, Jiangsu Health Pharmaceutical Investment Co., Ltd. and Jianbin Zhou.

For the year ended March 31, 2019, the Company borrowed from Feng Zhou and Jiangsu Health Pharmaceutical Investment Co., Ltd in the amount of $2,482,349, which is non-interest bearing and repaid on demand.

The Company entered into certain financial guarantee agreements with two banks to be the guarantor of Taizhou Jiutian Pharmaceutical Co. Ltd.’s bank borrowings. The Company is obliged to pay on behalf the related party the principal, interest, penalty and other expenses if Taizhou Jiutian Pharmaceutical Co. Ltd. defaults in payment. The Company did not charge financial guarantee fees over Taizhou Jiutian Pharmaceutical Co. Ltd. (see FS, Note 18).

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

The following description of our authorized shares and our constitutional rules under our M&A is qualified in its entirety by reference to our M&A, which have been filed as an exhibit to the annual report and incorporated herein by reference.

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

Variation of the Rights of Shareholders. As permitted by the BVI Act and in accordance with our M&A, the rights attached to shares of the Company may (subject to the M&A) only, whether or not the Company is being wound up, be varied with the consent in writing of the holders of not less than one third of the issued shares of that class and the holders of not less than one third of the issued shares of any other class which may be affected by such variation.

Shareholder Meetings. In accordance with, and subject to, our M&A, (a) any director of the Company may convene meetings of the shareholders at such times as the director considers necessary or desirable (and the director convening a meeting of shareholders may fix as the record date for determining those shareholders that are entitled to vote at the meeting the date notice is given of the meeting, or such other date as may be specified in the notice, being a date not earlier than the date of the notice); and (b) upon the written request of shareholders entitled to exercise thirty percent (30%) (or such lesser percentage that may be accepted by the directors in their absolute discretion) or more of the voting rights in respect of the matter for which the meeting is requested, the directors shall convene a meeting of shareholders. In accordance with, and subject to, our M&A, (a) the director convening a meeting shall give not less than seven (7) days’ notice of a meeting of shareholders to those shareholders whose names on the date the notice is given appear as shareholders in the register of shareholders of the Company and are entitled to vote at the meeting; and the other directors; (b) a meeting of shareholders held in contravention of the requirement to give notice is valid if shareholders holding at least ninety percent (90%) of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute waiver in relation to all of the Ordinary Shares that that shareholder holds; (c) a meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than one third of the votes of the Ordinary Shares or class or series of Ordinary Shares entitled to vote on resolutions of shareholders to be considered at the meeting; and (d) if within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the request of the shareholders, shall be dissolved.

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

Shareholder Meetings

BVI		Delaware

●	In accordance with, and subject to, our M&A, (a) any director of the company may convene meetings of the shareholders at such times and in such manner as the director considers necessary or desirable; and (b) upon the written request of shareholders entitled to exercise thirty percent (30%) or more of the voting rights in respect of the matter for which the meeting is requested the directors shall convene a meeting of shareholders	●	May be held at such time or place as designated in the charter or the by-laws, or if not so designated, as determined by the board of directors

●	May be held inside or outside the BVI	●	May be held inside or outside Delaware

●	In accordance with, and subject to, our M&A, (a) the director convening a meeting shall give not less than 7 days’ notice of a meeting of shareholders to those shareholders whose names on the date the notice is given appear as shareholders in the register of members of the company and are entitled to vote at the meeting; and the other directors; and (b) the director convening a meeting of shareholders may fix as the record date for determining those shareholders that are entitled to vote at the meeting the date notice is given of the meeting, or such other date as may be specified in the notice, being a date not earlier than the date of the notice	●	Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any

Shareholder’s Voting Rights

BVI		Delaware

●	In accordance with, and subject to, our M&A (including, for the avoidance of any doubt, any rights or restrictions attaching to any shares), (a) a shareholder may be represented at a meeting of shareholders by a proxy who may speak and vote on behalf of the shareholder; and (b) the instrument appointing a proxy shall be produced at the place designated for the meeting before the time for holding the meeting at which the person named in such instrument proposes to vote. The notice of the meeting may specify an alternative or additional place or time at which the proxy shall be presented.	●	Any person authorized to vote may authorize another person or persons to act for him by proxy

●	In accordance with, and subject to, our M&A (including, for the avoidance of any doubt, any rights or restrictions attaching to any shares), (a) a meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than one third of the votes of the Ordinary Shares or class or series of Ordinary Shares entitled to vote on resolutions of shareholders to be considered at the meeting; and (b) if within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the request of shareholders, shall be dissolved.	●	The charter or bylaws may specify the number to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares shall constitute a quorum

●	In accordance with, and subject to, our M&A (including, for the avoidance of any doubt, any rights or restrictions attaching to any shares), (a) at any meeting of the shareholders, a resolution put to the vote of the meeting shall be decided on a show of hands by a simple majority, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the Chairman; or one or more shareholders present in person or by proxy entitled to vote and who together hold not less than 10 percent of the total voting share issued and having the right to vote on such resolution. Unless a poll is so demanded, a declaration by the Chairman that a resolution has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of or against such resolution; (b)if a poll is duly demanded it shall be taken in such manner as the Chairman directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The demand for a poll may be withdrawn, at the discretion of the Chairman; (c) on a poll, every holder of a voting share present in person or by proxy shall have one vote for every voting share of which he is the holder which confers the right to a vote on the resolution; and (d) in the case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting at which the show of hands takes place, or at which the poll is demanded, shall not be entitled to a second or casting vote. In accordance with the BVI Act, a shareholder resolution is passed if approved by a majority of in excess of 50% or, if a higher majority is required by the M&A, that higher majority, of the votes of those shareholders entitled to vote and voting on the resolution; unless (in either case) the BVI Act or our M&A require a different majority.

●	In accordance with, and subject to, our M&A, (a) the rights attached to Ordinary Shares as specified in the M&A may only, whether or not the company is being wound up, be varied with the consent in writing of the holders of not less than one third of the issued shares of that class and the holders of not less than one third of the issued shares of any other class which may be affected by such variation., except where some other majority is required under our M&A or the BVI Act.	●	Except as provided in the charter documents, changes in the rights of shareholders as set forth in the charter documents require approval of a majority of its shareholders

●	In accordance with, and subject to, our M&A (including, for the avoidance of any doubt, any rights or restrictions attaching to any shares), the company may amend its memorandum or articles by a resolution of shareholders or by a resolution of directors, save that no amendment may be made by a Resolution of directors: (i) to restrict the rights or powers of the shareholders to amend the memorandum or articles; (ii) to change the percentage of shareholders required to pass a Resolution of Shareholders to amend the memorandum or articles; (iii) in circumstances where the memorandum or articles cannot be amended by the shareholders.	●	The certificate of incorporation or bylaws may provide for cumulative voting

Directors

BVI		Delaware

●	In accordance with, and subject to, our M&A, the minimum number of directors shall be one	●	Board must consist of at least one member

●	In accordance with, and subject to, our M&A (including, for the avoidance of any doubt, any rights or restrictions attaching to any Ordinary Shares), (a) the directors are elected by resolution of shareholders or by resolution of directors for such term as the shareholders or directors determine; (b) each director holds office until his disqualification, death, resignation or removal; (c) a director may be removed from office by resolution of directors or resolution of shareholders; (d) a director may resign his office by giving written notice of his resignation to the Company and the resignation has effect from the date the notice is received by the Company at the office of its registered agent or from such later date as may be specified in the notice and a director shall resign forthwith as a director if he is, or becomes, disqualified from acting as a director under the BVI Act; and (e) a director is not required to hold Ordinary Shares as a qualification to office.	●	Number of board members shall be fixed by the by laws, unless the charter fixes the number of directors, in which case a change in the number shall be made only by amendment of the charter

●	Directors do not have to be independent.	●	Directors do not have to be independent

Fiduciary Duties

BVI		Delaware

●	Directors owe duties at both common law and under statute including as follows:	●	Directors and officers must act in good faith, with the care of a prudent person, and in the best interest of the corporation

●	Duty to act honestly and in good faith and in what the director believes to be in the best interests of the company;	●	Directors and officers must refrain from self-dealing, usurping corporate opportunities and receiving improper personal benefits

●	Duty to exercise powers for a proper purpose and directors shall not act, or agree to the Company acting, in a manner that contravenes the BVI Act or the M&A;

●	The BVI Act provides that a director of a company shall, forthwith after becoming aware of the fact that he is interested in a transaction entered into, or to be entered into, by the company, disclose the interest to the board of the company. However, the failure of a director to disclose that interest does not affect the validity of a transaction entered into by the director or the company, so long as the transaction was not required to be disclosed because the transaction is between the company and the director himself and is in the ordinary course of business and on usual terms and conditions. Additionally, the failure of a director to disclose an interest does not affect the validity of the transaction entered into by the company if (a) the material facts of the interest of the director in the transaction are known by the shareholders entitled to vote at a meeting of shareholders and the transaction is approved or ratified by a resolution of shareholders or (b) the company received fair value for the transaction	●	Directors may vote on a matter in which they have an interest so long as the director has disclosed any interests in the transaction

Shareholder’s Derivative Actions

BVI		Delaware

●	Generally speaking, the company is the proper plaintiff in any action. A shareholder may, with the leave of the BVI court, bring proceedings or intervene in proceedings in the name of the company, in certain circumstances. Such actions are known as derivative actions. The BVI court may only grant leave to bring a derivative action where the following circumstances apply:	●	In any derivative suit instituted by a shareholder of a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s stock thereafter devolved upon such shareholder by operation of law

●	the company does not intend to bring, diligently continue or defend or discontinue the proceedings; and	●	Complaint shall set forth with particularity the efforts of the plaintiff to obtain the action by the board or the reasons for not making such effort

●	it is in the interests of the company that the conduct of the proceedings not be left to the directors or to the determination of the shareholders as a whole when considering whether to grant leave, the BVI court is also required to have regard to the following matters:	●	Such action shall not be dismissed or compromised without the approval of the Delaware Court of Chancery

i.	whether the shareholder is acting in good faith;

ii.	whether a derivative action is in the interests of the company, taking into account the directors’ views on commercial matters;

iii.	whether the action is likely to succeed;

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

Forbearance Agreement

Upon negotiation with the Investors, on December 13, 2019, (the “Effective Date”) the Company entered into certain Forbearance and Amendment Agreements (each a “Forbearance Agreement”, collectively, the “Forbearance Agreements”) with each Investor.

Upon the execution of the Forbearance Agreements, the Investor shall Net (as defined in the Series B Note) all Restricted Principal (as defined in the Series B Note) outstanding under the Series B Note against the amounts outstanding under the Investor Note (as defined in the Series B Note), after which the Investor Note, the Series B Note and the Series B Warrant shall no longer remain outstanding.

Pursuant to the Forbearance Agreement, commencing on the Effective Date till the earlier of (1) 5:00PM, New York city time on October 15, 2020, (or, if earlier, such date when all the Forbearance Redemption Amounts (as defined therein) are fully paid) and (2) the time of any breach by the Company of any term or provision of this Agreement or the occurrence of any Event of Default that is not an “Existing Default” as set forth in the Schedule I of the Forbearance Agreements or an “Additional Forborne Default” as set forth in the Schedule II of the Forbearance Agreement (such earlier date, the “Forbearance Expiration Date”, such period from the Effective Date to the Forbearance Expiration Date, the “Forbearance Period”), the Investors agreed, among other things, to the following:

(a) to forbear from (i) taking any action to enforce their Redemption Notice with respect to certain existing defaults (the “Existing Defaults”) including but not limited to such defaults as described in the Redemption Notices, and (ii) issuing any new demand for redemption of the Series A Note on the basis of certain additional defaults (the “Additional Forborne Defaults”), including but not limited to the occurrence of the event that the aggregate daily dollar trading volume of the Company’s ordinary shares does not exceed $1,500,000, and that the volume weighted average price of the Company’s ordinary shares on any two trading days during the thirty trading day period ending on the trading day immediately preceding such date of determination fails to exceed $2.14.

(b) not to effect any conversions of the Series A Note or Alternate Conversions except for conversions or Alternate Conversions of the Series A Note and/or exercises of the Series A Warrant, in each case, on any Trading Day where the trading price of the Ordinary Shares is at least $2.50 (as adjusted for share splits, share dividends, share combinations, recapitalizations and similar events on or after the date hereof) (such price, a “Forbearance Conversion Floor” and each such conversion, a “Permitted Transaction”); provided, that any Ordinary Shares issued in a Permitted Transaction (other than Applied Pre-Delivery Shares or any Ordinary Shares issued upon conversion of any Forbearance Redemption Amount that the Company has failed to pay in cash either prior to, or during, the applicable Payment Grace Period (as defined in Schedule II of the Forbearance Agreement) with respect thereto)(collectively, the “Excluded Leak-Out Shares”)) shall be subject to the Leak-Out Agreement. If the Company or its agents do not deliver conversion shares pursuant to such aforementioned conversion, the Investor may apply any remaining Pre-Delivered Shares to satisfy such obligations (on a share-for-share basis, against the Ordinary Shares not timely delivered in such aforementioned conversion)

(c) not to effect any Installment Conversion, Installment Redemption, Disclosure Delay Payments or Event of Default Redemption (as defined in the Notes, solely with respect to the Existing Defaults and Additional Forborne Defaults) prior to the Forbearance Expiration Date other than as permitted under this Agreement

(d) not to exercise the Series A Warrant during the Forbearance Period (other than exercises of the Series A Warrant in Permitted Transactions);

(e) to return the original share certificate representing the Pre-Delivered Shares (other than Applied Pre-Delivery Shares (as defined below)) to the Company for cancellation upon the Company’s payment of the full Forbearance Redemption Amounts (as defined below),

(f) to execute and deliver to the Company certain lock-up agreements with respect to the Pre-Delivered Shares (each a “Lock-Up Agreement”, collectively “Lock-Up Agreements”), certain mutual release (each a “Mutual Release”, collectively, the “Mutual Releases”) and to execute and deliver to the Company the Leak-Out Agreement (as defined below)

In consideration for the above, the Company agreed to the followings:

(a) in lieu of the payment of the redemption price as stated in each Redemption Notices respectively, the Company shall (I) pay to each Investor $500,000 (the “Initial Forbearance Fee”) on or prior to December 16, 2019, and (II) commencing on January 24th 2020, redeem the Series A Notes for an aggregate redemption price of $10,939,410.21  (the “Forbearance Redemption Price”), in accordance with Section 8 of the Series A Note, but replacing the applicable Installment Dates and Installment Amounts (including, Principal Amounts, Interest and Make-Whole Amounts with respect thereto) with the dates (each a “New Installment Date”) and amounts (each, a “New Installment Amount”), respectively and (III) pay the aggregate amount of any payment obligations of the Company arising after the date hereof pursuant to the Sections 3(c)(ii), 20 or 24(c) of the Series A Note, 9(k) of the Securities Purchase Agreement, and/or Sections 2(e), 6 and 7 of the Registration Rights Agreement, (each such amounts, an “Ancillary Redemption Amount”, and together with the New Installment Amounts, each an “Additional Forbearance Redemption Amount”, and together with the Initial Forbearance Fee, each a “Forbearance Redemption Amount”)

(b) If the Company fails to pay any New Installment Amount within 5 days of the applicable New Installment Date pursuant to the Installment Notice (as defined in Section 8 of the Series A Note), the Investor may convert the applicable New Installment Amount in one or multiple conversion notices as an Alternate Conversion pursuant to Section 3(e) of the Series A Note with the Forbearance Conversion Floor and the Leak-Out Agreement being disregarded for such conversions and such conversions deemed a Permitted Transaction for the purposes of this Agreement and any sales of such Ordinary Shares shall not be included in the applicable Daily Limit (as defined in the Leak-Out Agreement) with respect thereto. In the event that the Company or its agents do not deliver applicable Conversion Shares pursuant to any conversion in accordance with Section 3 of the Series A Note, the Investor may apply any remaining Pre-Delivered Shares to satisfy such obligations (on a share-for-share basis, against the Ordinary Shares not timely delivered in such aforementioned conversion) (each an “Applied Pre-Delivery Share”).

(c) the Company shall cause all restrictive legends on the Pre-Delivered Shares to be removed and delivery of un-legended Pre-Delivery Shares into the Investor’s custodian’s account pursuant to the DWAC instructions set forth therein; and

Concurrently with the execution of the Forbearance Agreement, the Investors and the Company have entered into the Lock-Up Agreements, Leak-Out Agreements and Mutual Releases.

Lock-Up Agreement

Pursuant to the Lock-Up Agreement, except that investors may pledge the Pre-Delivered Shares in connection with a bona fide margin account or other loan or financing arrangement secured by the Pre-Delivered Shares, the Investors agreed not to make any hedge, swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Pre-Delivered Shares (excluding the Applied Pre-Delivery Shares, the “Locked Shares”). The investor also agreed to provide, up to three (3) times during the forbearance period, evidence reasonably satisfactory to the Company within two (2) Business Days after receipt of the Company’s written request, showing that the Locked Shares remain in the account of the Investor. In the event that prior to the expiration of the Forbearance Period, the aggregate number of Ordinary Shares held in the brokerage account of such Investor is less than the Locked Shares, the undersigned shall within one (1) Business Day of the Company’s written request, return the Locked Shares to the Company for cancellation by directing the Investors’ broker to initiate a DWAC withdrawal of the Pre-Delivered Shares and delivering duly executed cancellation instructions along with the original certificates (if any) evidencing the Pre-Delivered Shares, original stock power with medallion guaranteed and corporate resolution approving such cancellation to the Company’s transfer agent.

Leak-Out Agreement

Pursuant to the Leak-Out Agreements, each investor (together with certain of its affiliates) has agreed to not sell, dispose or otherwise transfer, directly or indirectly (including, without limitation, any sales, short sales, swaps or any derivative transactions that would be equivalent to any sales or short positions) any Ordinary Shares issued in any Permitted Transaction (collectively, the “Restricted Securities”), on any Trading Day (as defined in Series A Notes) (each date of determination, each a “Measuring Date”), if such sale, together with all prior sales of Restricted Securities by the Investor on such Measuring Date, exceed 20% of the daily composite trading volume of the Ordinary Shares (as reported by Bloomberg, LP for such Measuring Date) (the “Daily Limit”); provided that any other sales of Restricted Shares on such Measuring Date (excluding any sales of Restricted Securities) shall not be included in the Daily Limit calculation above.

Further, this restriction will not apply to sales or transfers of any such shares of Restricted Shares in transactions with any Person (an “Assignee”); provided, that as a condition to any such sale or transfer an authorized signatory of the Company and such Assignee duly execute and deliver a leak-out agreement in the form of this Leak-Out Agreement with respect to such transferred Restricted Securities (or such securities convertible or exercisable into Restricted Securities, as applicable) (an “Assignee Agreement”) and sales of the Investor and all Assignees shall be aggregated for all purposes of this Leak-Out Agreement and all Assignee Agreements.

Mutual Release

In accordance with the Mutual Release, both parties agree not to bring any and all charges, complaints, liabilities, claims and demands of any nature whatsoever solely with respect to the Notes and the Warrants against each other effective upon the full payment of the forbearance redemption amounts.

Amended Leak-Out Agreement

Due to the Company’s failure to obtain timely approval from State Administration of Foreign Exchange in People’s Republic of China to redeem Series A Notes in cash as previously contemplated, we separately amended and restated the Leak-Out Agreements (each an “Amended Leak-Out Agreement”) with each Investor on March 3, 2020 (“Amended Leak-Out Effective Date”).

Pursuant to the Amended Leak-Out Agreements, each Investor (together with certain of its affiliates) has agreed to not sell, dispose or otherwise transfer, directly or indirectly (including, without limitation, any sales, short sales, swaps or any derivative transactions that would be equivalent to any sales or short positions) any Series A Conversion Shares converted during the period commencing on the Amended Leak-Out Effective Date and ending on the later of (x) the date the Series A Note issued to the Investor no longer remains outstanding and (y) such date as the Investor (and/or its Affiliates) shall have sold all Series A Conversion Shares, (collectively, the “Restricted Securities”), on any Trading Day (as defined in Series A Notes) (each date of determination, each a “Measuring Date”), if such sale, together with all prior sales of Restricted Securities by the Investor on such Measuring Date, exceed 20% of the daily composite trading volume of the Ordinary Shares (as reported by Bloomberg, LP for such Measuring Date) (the “Daily Limit”); provided that the sales of any other shares of Ordinary Shares (excluding any sales of Restricted Securities) on such applicable Measuring Date shall not be included in the Daily Limit calculation above.

In addition, if the Investor on a given date desires to convert the Series A Note, in whole or in part, and the aggregate of the Conversion Amount of all conversions from December 13, 2019 through, and including, such date of determination (including the Conversion Amount of the proposed conversion) exceeds the sum of (x) the aggregate New Installment Amounts (as set forth in the Forbearance Agreement) and (y) any other unpaid amounts under the Forbearance Agreement (including, without limitation, the Initial Forbearance Fee), in the aggregate, that have become due and payable (or would have become due and payable, assuming the Forbearance Agreement remained in full force and effect through, and including, such date of determination) in accordance with the Forbearance Agreement on or prior to such date of determination, the Investor shall be prohibited from effecting such conversion (the “Conversion Limit”).

Notwithstanding the foregoing Conversion Limit, as of any time of determination, if both (x) the daily average composite trading volume of the Ordinary Share (as reported by Bloomberg, LP for such Measuring Date) exceeds 1.5 million and (y) the trading price of the Ordinary Share as of such time of determination exceeds the Closing Bid Price (as defined in the Series A Note) of the Ordinary Share as of the Trading Day immediately prior to such Measuring Date, the Investor shall be permitted to convert, in one or more conversions on such Measuring Date, up to an additional aggregate amount (which shall be excluded from the Conversion Limit) not to exceed the lesser of (i) 500,000 shares of Ordinary Share and (ii) 20% of the daily average composite trading volume of the Ordinary Shares.

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

We must make a separate determination each year as to whether we are a PFIC. The proceeds from our initial public offering, together with any other assets held for the production of passive income, it is possible that, for our 2016 taxable year or for any subsequent year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we are treating Taizhou Suxuantang as being owned by us for United States federal income tax purposes, not only because we control their management decisions, but also because we are entitled to the economic benefits associated with Taizhou Suxuantang, and as a result, we are treating Taizhou Suxuantang as our wholly-owned subsidiary for U.S. federal income tax purposes. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares and the amount of cash we raised in our initial public offering. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raised in our initial public offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raise in our initial public offering) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

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

As of March 31, 2020, 2019 and 2018, substantially all of our cash included bank deposits in accounts maintained within the PRC where there is currently no rule or regulation in place for obligatory insurance to cover bank deposits in the event of bank failure. However, we have not experienced any losses in such accounts and we believe we are not exposed to any significant risks on our cash in bank accounts.

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

After deducting the total expenses, we received net proceeds of approximately US$6.49 million from our IPO. We used the net proceeds we receive from this offering for the following purposes:

Use of net proceeds
Expand manufacturing facility	US$	0.69 million approximately
Recruit additional employees to enhance corporate governance	US$	1.12 million approximately
Research and development of new products	US$	0.40 million approximately
General working capital	US$	4.28 million approximately

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

Based upon that evaluation, our management has concluded that, as of March 31, 2020, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

(b)	Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of March 31, 2020. The assessment was based on criteria established in the framework Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of March 31, 2020, our internal control over financial reporting was not effective due to the existence of the following significant deficiencies and material weaknesses:

●	The Company had inadequate accounting personnel who is capable of US GAAP and bilingual, and that it did not supply adequate training to new staff in a timely manner.

●	The Company has inadequate segregation of duties in certain accounting processes, including the payroll, cash receipts and disbursements processes in its accounting system, partly because of its limited size and accounting staff.

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

(d)	Changes in Internal Control over Financial Reporting

The management is committed to improving the internal controls over financial reporting and will undertake consistent improvements or enhancements on an ongoing basis. Except as described above, there were no changes in our internal controls over financial reporting during our fiscal year ended March 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B. CODE OF ETHICS

We adopted a code of conduct and ethics applicable to our directors, officers and employees in accordance with applicable federal securities laws and NASDAQ rules.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, for the periods indicated.

	Year Ended March 31, 2020	Year Ended March 31, 2019

Audit fees(1)	$176,000	$206,000
Audit related fees(2)	-
Tax fees(3)	-	-
All other fees(4)	-	-
TOTAL	$176,000	$206,000

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit related fees” means the aggregate fees billed for each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (1).

(3)	“Tax Fees” represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.

(4)	“All Other Fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

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

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

Our ordinary shares are listed on the NASDAQ Capital Market, or NASDAQ. As such, we are subject to corporate governance requirements imposed by NASDAQ. Under NASDAQ rules, listed non-US companies such as ourselves may, in general, follow their home country corporate governance practices in lieu of some of the NASDAQ corporate governance requirements. A NASDAQ-listed non-US company is required to provide a general summary of the significant differences to its US investors either on the company website or in its annual report distributed to its US investors.

Other than as described in this section, our corporate governance practices do not differ from those followed by domestic companies listed on the NASDAQ Capital Market. NASDAQ Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on the NASDAQ Capital Market prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value (ii) resulting in a change of control of the company; and (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. Notwithstanding this general requirement, NASDAQ Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The British Virgin Islands laws do not require shareholder approval prior to any of the foregoing types of issuances. The Company, therefore, is not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. The Board of Directors of the Company has elected to follow the Company’s home country rules as to such issuances and will not be required to seek shareholder approval prior to entering into such a transaction.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-27.

ITEM 19. EXHIBITS

		Incorporated by Reference
Exhibit Number	Description of Documents	Form	Exhibit No.	Filing Date	Filed Herewith

1.1	Memorandum and Articles of Association (1)	F-1/A	3.1	April 20, 2018

1.2	Amended and Restated Memorandum and Articles of Association				X

2.1	Series A Senior Convertible Note, dated May 2, 2019, by and among China SXT Pharmaceuticals, Inc. and Alto Opportunities Master Fund, SPC – Segregated Master Portfolio B (5)	F-1/A	4.1	June 21, 2019

2.2	Series A Senior Convertible Note, dated May 2, 2019, by and among China SXT Pharmaceuticals, Inc. and Hudson Bay Master Fund Ltd. (5)	F-1/A	4.2	June 21, 2019

2.3	Series B Senior Secured Convertible Note, dated May 2, 2019, by and among China SXT Pharmaceuticals, Inc. and Alto Opportunities Master Fund, SPC – Segregated Master Portfolio B (5)	F-1/A	4.3	June 21, 2019

2.4	Series B Senior Secured Convertible Note, dated May 2, 2019, by and among China SXT Pharmaceuticals, Inc. and Hudson Bay Master Fund Ltd. (5)	F-1/A	4.4	June 21, 2019

2.5	Secured Promissory Notes, dated May 2, 2019, issued from Alto Opportunity Master Fund, SPC – Segregated Master Portfolio B to the Company under the Note Purchase Agreement (5)	F-1/A	4.5	June 21, 2019

2.6	Secured Promissory Notes, dated May 2, 2019, issued from Hudson Bay Master Fund Ltd. to the Company under the Note Purchase Agreement (5)	F-1/A	4.6	June 21, 2019

2.7	Series A Investor Warrant, dated May 2, 2019 issued to Alto Opportunity Master Fund, SPC – Segregated Master Portfolio B (5)	F-1/A	4.7	June 21, 2019

2.8	Series A Investor Warrant, dated May 2, 2019 issued to Hudson Bay Master Fund Ltd. (5)	F-1/A	4.8	June 21, 2019

2.9	Series B Investor Warrant, dated May 2, 2019 issued to Alto Opportunity Master Fund, SPC – Segregated Master Portfolio B (5)	F-1/A	4.9	June 21, 2019

2.10	Series B Investor Warrant, dated May 2, 2019 issued to Hudson Bay Master Fund Ltd. (5)	F-1/A	4.10	June 21, 2019

2.11	Series A Placement Agent Warrant, dated May 2, 2019 issued to FT Global Capital, Inc. (5)	F-1/A	4.11	June 21, 2019

2.12	Series B Placement Agent Warrant, dated May 2, 2019 issued to FT Global Capital, Inc. (5)	F-1/A	4.12	June 21, 2019

4.1	Exclusive Business Cooperation Agreement, dated October 13, 2017, between WFOE and Suxuantang (2)	F-1	10.6	December 4, 2017

4.2	Share Pledge Agreement dated October 13, 2017, between WFOE, Di Zhou, Ziquan Zhou, Feng Zhou and Suxuantang (2)	F-1	10.7	December 4, 2017

4.3	Exclusive Option Agreement dated October 13, 2017, between WFOE, Di Zhou, Ziquan Zhou, Feng Zhou and Suxuantang (2)	F-1	10.8	December 4, 2017

4.4	Form of Power of Attorney dated October 13, 2017, between WFOE, Di Zhou, Ziquan Zhou, Feng Zhou and Suxuantang (2)	F-1	10.9	December 4, 2017

4.5	Form of Escrow Agreement (1)	F-1/A	10.10	April 20, 2018

4.6	Securities Purchase Agreement, dated April 15, 2019, among China SXT Pharmaceuticals, Inc. and the investor parties thereto (5)	F-1/A	10.1	June 21, 2019

4.7	Amendment No. 1 to Securities Purchase Agreement, dated May 2, 2019, by and among China SXT Pharmaceuticals, Inc. and the investors thereto (5)	F-1/A	10.2	June 21, 2019

4.8	Registration Rights Agreement, dated May 2, 2019, by and among China SXT Pharmaceuticals, Inc. and the investors under the Securities Purchase Agreement (5)	F-1/A	10.3	June 21, 2019

4.9	Note Purchase Agreement, dated May 2, 2019, by and among China SXT Pharmaceuticals, Inc. and Alto Opportunity Master Fund, SPC – Segregated Master Portfolio B under the Securities Purchase Agreement (5)	F-1/A	10.4	June 21, 2019

4.10	Note Purchase Agreement, dated May 2, 2019, by and among China SXT Pharmaceuticals, Inc. and Hudson Bay Master Fund Ltd. under the Securities Purchase Agreement (5)	F-1/A	10.5	June 21, 2019

4.11	Master Netting Agreement, dated May 2, 2019, by and among China SXT Pharmaceuticals, Inc. and Alto Opportunity Master Fund, SPC – Segregated Master Portfolio B under the Securities Purchase Agreement (5)	F-1/A	10.6	June 21, 2019

4.12	Master Netting Agreement, dated May 2, 2019, by and among China SXT Pharmaceuticals, Inc. and Hudson Bay Master Fund Ltd. under the Securities Purchase Agreement (5)	F-1/A	10.7	June 21, 2019

4.13	Limited Partnership Agreement, dated June 10, 2019, by and among China SXT Pharmaceuticals, Inc. and certain partners thereto*	20-F/A	4.13	August 19, 2019

4.14	Supplement Agreement No.1 to the Limited Partnership Agreement, dated June 10, 2019, by and among China SXT Pharmaceuticals, Inc. and certain partners thereto*	20-F/A	4.14	August 19, 2019

4.15	Supplement Agreement No.2 to the Limited Partnership Agreement, dated June 10, 2019, by and among China SXT Pharmaceuticals, Inc. and certain partners thereto*	20-F/A	4.15	August 19, 2019

4.16	Supplement Agreement No.3 to the Limited Partnership Agreement, dated June 10, 2019, by and between China SXT Pharmaceuticals, Inc. and Huangshan Panjie Investment Management Co., Ltd.*	20-F/A	4.16	August 19, 2019

4.17	Form of Forbearance Agreement enter dated December 13, 2019, by and between China SXT Pharmaceuticals, Inc. and investors	6-K	10.1	December 16, 2019

4.18	Form of Lock-Up Agreement, dated December 13, 2019, by and between China SXT Pharmaceuticals, Inc. and investors	6-K	10.2	December 16, 2019

4.19	Form of Leak-Out Agreement, dated December 13, 2019, by and between China SXT Pharmaceuticals, Inc. and investors	6-K	10.3	December 16, 2019

4.20	Form of Mutual Release, dated December 13, 2019, by and between China SXT Pharmaceuticals, Inc. and investors	6-K	10.4	December 16, 2019

4.21	Form of Amended Leak Out Agreement, dated March 3, 2020, by and between China SXT Pharmaceuticals, Inc. and investors	6-K	10.1	March 4, 2020

8.1	List of Subsidiaries and Consolidated Variable Interest Entities	F-1	21.1	December 4, 2017

12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X

12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X

13.1	CEO and CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X

23.1	Consent of Independent Auditors				X

101.INS	XBRL Instance Document				X

101.SCH	XBRL Taxonomy Extension Schema Document				X

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document				X

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document				X

101.LAB	XBRL Taxonomy Extension Label Linkbase Document				X

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document				X

*	Filed as an exhibit hereto.

(1)	Incorporated by reference to our Registration Statement on Form F-1/A, filed on April 20, 2018.
(2)	Incorporated by reference to our Registration Statement on Form F-1, filed on December 4, 2017.
(3)	Incorporated by reference to our Form 6-K, filed on April 17, 2019.
(4)	Incorporated by reference to our Form 6-K, filed on May 3, 2019.
(5)	Incorporated by reference to our Form F-1/A, filed on June 21, 2019.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Pharmaceuticals, Inc.

/s/ Feng Zhou
Name: Feng Zhou
Title: Chief Executive Officer

Date: July 31, 2020

CHINA SXT PHARMACEUTICALS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of

China SXT Pharmaceuticals, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of China SXT Pharmaceuticals, Inc. and subsidiaries and variable interest entities (the “Company”) as of March 31, 2020 and 2019, and the related statements of operations and comprehensive income (loss), shareholders’ equity, and cash flows for each of the three years period ended March 31, 2020, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years period ended March 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ ZH CPA, LLC

We have served as the Company’s auditor since 2018.

Denver, Colorado

July 31, 2020

CHINA SXT PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In US$, except for number of shares data)

	As of March 31,
	2020	2019
ASSETS
Current Assets
Cash and cash equivalents	$7,287,032	$9,130,849
Restricted cash	-	161,084
Accounts receivable, net	3,819,437	4,180,559
Notes receivable	17,744	81,265
Inventories	892,767	1,007,918
Advance to suppliers	154,135	319,088
Loan receivable and accrued interest	1,567,500	-
Deferred cost	510,617	-
Amounts due from related parties	768,341	-
Prepayments, receivables and other current assets	4,618,740	707,337
Total Current Assets	19,636,313	15,588,100

Property, plant and equipment, net	1,574,602	1,158,898
Construction in progress	328,372	649,235
Intangible assets, net	50,052	61,096
Deferred tax assets, net	112,839	13,504
Total Non-current Assets	2,065,865	1,882,733
TOTAL ASSETS	$21,702,178	$17,470,833

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Bank loans – current portion	$43,902	$27,817
Short-term convertible note	6,643,463	-
Notes payable	-	233,336
Accounts payable	1,941,151	1,685,419
Refund liabilities	113,611	78,317
Advance from customers	298,042	57,553
Amounts due to related parties	-	2,483,094
Accrued expenses and other liabilities	2,237,305	691,522
Income tax payable	986,840	1,064,314
Total Current Liabilities	12,264,314	6,321,372

Bank loans – non-current portion	36,511	41,706
Total Non-current Liabilities	36,511	41,706
TOTAL LIABILITIES	12,300,825	6,363,078

COMMITMENTS AND CONTINGENCIES	-	-

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.001 par value, unlimited shares authorized, 38,667,707 shares issued and 34,667,707 shares outstanding as of March 31, 2020; 22,706,701 shares issued and outstanding as of March 31, 2019)	34,667	22,706
Additional paid-in capital	17,161,346	7,950,782
Retained earnings/(Deficits)	(7,204,000)	3,083,872
Accumulated other comprehensive Income/(loss)	(590,660)	50,395
Total Shareholders’ Equity	9,401,353	11,107,755
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$21,702,178	$17,470,833

The accompanying notes are an integral part of these consolidated financial statements.

CHINA SXT PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME/(Loss) AND COMPREHENSIVE INCOME/(Loss)
(IN U.S. DOLLARS, EXCEPT SHARES DATA)

	For the years ended March 31,
	2020	2019	2018

Revenues	$5,162,268	$7,012,026	$7,019,243
Revenues generated from third parties	4,831,838	6,799,871	5,702,207
Revenue generated from related parties	330,430	212,155	1,317,036
Cost of revenues	(2,458,566)	(2,400,491)	(3,617,748)
Gross profit	2,703,702	4,611,535	3,401,495

Operating expenses:
Selling and marketing	(1,583,284)	(1,605,497)	(512,482)
General and administrative	(2,461,535)	(1,236,546)	(1,256,747)
Total operating expenses	(4,044,819)	(2,842,043)	(1,769,229)

Operating Income (Loss)	(1,341,117)	1,769,492	1,632,266

Other income (expenses):
Interest income(expense), net	(3,348,790)	(5,174)	(779)
Loss on debt extinguishment	(5,625,916)	-	-
Other income (expenses), net	(73,771)	27,141	(3,803)
Total other income (expenses), net	(9,048,477)	21,967	(4,582)

Income (Loss) before income taxes	(10,389,594)	1,791,459	1,627,684
Income tax recovery (provision)	101,722	(252,232)	(440,103)

Net income (loss)	(10,287,872)	1,539,227	1,187,581

Other comprehensive income (loss):
Foreign currency translation adjustment	(641,055)	(206,978)	245,548
Comprehensive income (loss)	(10,928,927)	1,332,249	1,433,129

Earnings per ordinary share
Basic and diluted	$(0.416)	$0.075	$0.059
Weighted average number of ordinary shares outstanding
Basic and diluted	24,728,655	20,568,630	20,000,000

The accompanying notes are an integral part of these consolidated financial statements.

CHINA SXT PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED March 31, 2020 and 2019

(IN U.S. DOLLARS, EXCEPT SHARES DATA)

	Shares	Amount	Additional paid-in capital	Retained earnings (Accumulated deficits)	Accumulated other comprehensive income (loss)	Total equity

Balance at March 31, 2017	20,000,000	$20,000	$1,463,757	$357,064	$11,825	$1,852,646

Net income	-	-	-	1,187,581	-	1,187,581
Foreign currency translation gain	-	-	-	-	245,548	245,548
Balance at March 31, 2018	20,000,000	20,000	1,463,757	1,544,645	257,373	3,285,775

Net income				1,539,227	-	1,539,227
Net Proceeds from the initial public offering	2,706,701	2,706	6,487,025	-	-	6,489,731
Foreign currency translation gain (Loss)	-	-	-	-	(206,978)	(206,978)
Balance at March 31, 2019	22,706,701	22,706	7,950,782	3,083,872	50,395	$11,107,755

Net Income (Loss)	-	-	-	(10,287,872)	-	(10,287,872)
Equity portion and warrants of the convertible notes			2,796,868			2,796,868
Issuance of shares for convertible notes principal and interest partial settlement	11,961,006	11,961	6,413,696	-	-	6,425,657
Foreign currency translation gain	-	-	-	-	(641,055)	(641,055)
Balance at March 31, 2020	34,667,707	$34,667	$17,161,346	$(7,204,000)	$(590,660)	$9,401,353

The accompanying notes are an integral part of these consolidated financial statements.

CHINA SXT PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

	For the years ended March 31,
	2020	2019	2018
Cash Flows from Operating Activities:
Net income (loss) from operations	$(10,287,872)	$1,539,227	$1,187,581
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expenses	331,837	180,917	129,439
Bad debt provision	41,249	66,898	-
Inventory impairment provision	23,871	23,112	-
Deferred income taxes	(101,722)	(7,723)	(5,851)
Interest accrued on loan receivable	(67,500)	-	-
Convertible note - Accretion of financing cost	3,421,910	-	-
Convertible note - Extinguishment Loss	5,625,916	-	-

Changes in operating assets and liabilities:
Accounts receivable	104,001	(1,811,078)	384,434
Note receivable	60,275	202,575	(287,528)
Inventory	39,707	154,526	(274,384)
Advance to suppliers	154,650	(106,456)	(82,618)
Amounts due from related parties	-	125,128	942,355
Prepayments, receivables and other assets	(361,589)	144,754	(809,706)
Notes payable	(224,872)	(127,034)	365,000
Accounts payable and accrual	302,266	(567,313)	966,573
Refund liability	40,045	78,285	-
Advance from customers	247,588	(216,518)	(331,693)
Amounts due to related parties	-	-	(579,147)
Income tax payable	(22,272)	249,577	519,601
Accrued expenses and other current liabilities	1,606,759	310,315	(203,895)
Net cash provided by (used in) operating activities	934,247	239,192	1,920,161

Cash Flows from Investing Activities:
Purchase of property, plant and equipment	(130,839)	(535,825)	(436,017)
Purchase of intangible assets	-	(11,279)	(21,032)
Construction in process	(275,819)	(62,981)	(593,676)
Deposits for investment	(3,590,046)	-	-
Loan receivable	(1,500,000)	-	-
Net cash provided by (used in) investing activities	(5,496,704)	(610,085)	(1,050,725)

Cash Flows from Financing Activities:
Bank borrowings	(38,698)	69,494	(314,216)
Due to related parties	(3,180,171)	2,482,095	-
Proceeds from original convertible note	10,000,000	-	-
Payment of original convertible note issuance cost	(1,641,050)	-	-
Repayment of original convertible notes	(1,157,376)	-	-
Payment of the forbearance cost of original convertible note	(439,974)	-	-
Deferred financing costs	(518,362)
Net proceeds from initial public offering	-	6,490,494	-
Net cash provided by (used in) financing activities	3,024,369	9,042,083	(314,216)

Effect of exchange rate changes on cash and cash equivalents	(466,813)	(37,024)	36,977

Net increase in cash, cash equivalents and restricted cash	(2,004,901)	8,634,166	592,197
Cash, cash equivalents and restricted cash at the beginning of year	9,291,933	657,767	65,570
Cash, cash equivalents and restricted cash at the end of year	$7,287,032	$9,291,933	$657,767

Supplemental disclosures of cash flows information:
Cash paid for income taxes	$10,363	$51,760	$22,359
Cash paid for interest expense	$287,810	$1,489	$-

Non-cash transactions:
11,961,006 of shares issued for settlement of $6,097,655 principal and $670,900 interest of the convertible notes	$6,768,555	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

CHINA SXT PHARMACEUTICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTITIVIES

China SXT Pharmaceutical, Inc. (“SXT” or the “Company”) is a holding company incorporated in British Virgin Islands on July 4, 2017. The Company focuses on the research, development, manufacture, marketing and sales of traditional Chinese medicine pieces (the “TCMP”), through its variable interest entity (“VIE”), Jiangsu Suxuantang Pharmaceutical Co., Ltd, (“Taizhou Suxuantang”) in China. The Company currently sells three types of TCMP products: Advanced TCMP, Fine TCMP and Regular TCMP, and TCM Homologous Supplements (“TCMHS”) products. We currently have a product portfolio of 18 advanced TCMPs, 20 Fine TCMPs, 430 Regular TCMPs and 4 TCMHS solid beverage products that address a wide variety of diseases and medical indications. Most of our products are sold on a prescription basis across China. The Company’s principal executive offices are located in Taizhou, Jiangsu province, China.

Restructuring and Share Issuance

On July 4, 2017, we were incorporated in the British Virgin Islands by issuance of 10,300,000 common stocks at 0.001 par value to Ziqun Zhou, Di Zhou and Feng Zhou Management Limited (“China SXT Pharmaceuticals, Inc. shareholders”). Feng Zhou Management Limited is a BVI company 100% owned by Feng Zhou. Feng Zhou, Ziqun Zhou and Di Zhou collectively hold 100% shares of Taizhou Suxuantang. Later on October 20, 2017, the 10,300,000 shares common stocks were reallocated among China SXT Pharmaceuticals, Inc. shareholders. On October 20, 2017, the Company issued 9,700,000 common stocks at 0.001 par value to ten individual shareholders (“Restructuring”).

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

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTITIVIES (CONTINUED)

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

VIE Agreements with Taizhou Suxuantang

Due to PRC legal restrictions on foreign ownership in the pharmaceutical sector, neither the Company nor our subsidiaries own any equity interest in Taizhou Suxuantang. Instead, the Company controls and receives the economic benefits of Taizhou Suxuantang’s business operations through a series of contractual arrangements. WFOE, Taizhou Suxuantang and its shareholders entered into such a series of contractual arrangements, also known as VIE Agreements, on October 13, 2017. The VIE agreements are designed to provide WFOE with the power, rights and obligations equivalent in all material respects to those it would possess as the sole equity holder of Taizhou Suxuantang, including absolute control rights and the rights to the assets, property and revenue of Taizhou Suxuantang.

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

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTITIVIES (CONTINUED)

The Exclusive Business Cooperation Agreement shall remain in effect for ten years unless it is terminated by WFOE with 30-day prior notice. Taizhou Suxuantang does not have the right to terminate the agreement unilaterally. WFOE may unilaterally extend the term of this agreement with prior written notice.

The CEO and president of WFOE, Mr. Feng Zhou, is currently managing Taizhou Suxuantang pursuant to the terms of the Exclusive Business Cooperation Agreement. WFOE has absolute authority relating to the management of Taizhou Suxuantang, including but not limited to decisions with regard to expenses, salary raises and bonuses, hiring, firing and other operational functions. The Exclusive Business Cooperation Agreement does not prohibit related party transactions. The audit committee is required to review and approve in advance any related party transactions, including transactions involving WFOE or Taizhou Suxuantang.

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

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTITIVIES (CONTINUED)

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

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

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

The VIE, Taizhou Suxuantang is owned by three shareholders, each of which act as the Company’s nominee shareholder. For the consolidated VIEs, the Company’s management made evaluations of the relationships between the Company and the VIE and the economic benefit flow of contractual arrangements with Taizhou Suxuantang. In connection with such evaluation, management also took into account the fact that, as a result of such contractual arrangements, the Company control the shareholders’ voting interests in these VIEs. As a result of such evaluation, management concluded that the Company is the primary beneficiary of the consolidated VIEs, Taizhou Suxuantang. The Company does not have any VIEs that are not consolidated in the financial statements.

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

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Risks in relation to the VIE structure (continued)

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

The reporting and functional currencies of the Company and SXT HK are the United States Dollars (“US$”) and the accompanying financial statements have been expressed in US$. In addition, the WFOE and the VIE maintain their books and records in their respective local currency, Renminbi (“RMB”), which is also the respective functional currency for each subsidiary and VIE as they are the primary currency of the economic environment in which each subsidiary operates.

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

Translation of amounts from the local currencies of the Company into US$ has been made at the following exchange rates for the respective periods:

	March 31, 2020	March 31, 2019	March 31, 2018

Balance sheet items, except for equity accounts	7.0808	6.7111	6.2807
Items in the statements of operations and comprehensive income(loss), and statements of cash flows	6.9637	6.7138	6.6269

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

Changes in facts and circumstances may cause the Company to revise its estimates. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. The following are some of the areas requiring significant judgments and estimates as of March 31, 2020 and 2019: determinations of the useful lives of long-lived assets, estimates of allowances for doubtful accounts, sales return rate, valuation assumptions in performing asset impairment tests of long-lived assets and determinations of fair value of convertible notes (liability component, etc) and warrants.

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

●	Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities inactive markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value.

As of March 31, 2020 and 2019, financial instruments of the Company primarily comprised of cash and cash equivalents, restricted cash, accounts receivables, notes receivable, loan receivable and accrued interest, due from related parties, prepayments, receivables and other current assets, bank loans (current and non-current portion), notes payable, accounts payable, refund liabilities, amounts due to related parties, accrued expenses and other liabilities, and income tax payable. The carrying amounts of these financial instruments approximated their fair values because of their generally short maturities.

Cash and cash equivalents

The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. The Company maintains most of the bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

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

The ending balance of restricted cash presented on the face of the consolidated balance sheets as of March 31, 2020 and 2019 were Nil and $161,084, respectively.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

Allowances are recorded when utilization and collection of amounts due are in doubt. Delinquent prepayments are written-off after management has determined that the likelihood of utilization or collection is not probable and known bad debts are written off against the allowances when identified. As of March 31, 2020 and 2019, the Company record no allowances, respectively.

Property, plant and equipment, net

Property and equipment are stated at cost. The straight-line depreciation method is used to compute depreciation over the estimated useful lives of the assets, as follows:

	Residual value rate	Useful Lives
Machinery	5%	10 years
Electric equipment	5%	3-5 years
Office equipment	5%	5 years
Vehicles	5%	4-10 years
Leasehold improvement cost	5%	3-10 years

The Company reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An asset is considered impaired if its carrying amount exceeds the future net undiscounted cash flows that the asset is expected to generate. If such asset is considered to be impaired, the impairment recognized is the amount by which the carrying amount of the asset, if any, exceeds its fair value determined using a discounted cash flow model. For the years ended March 31, 2020 and 2019, there was no impairment of property, plant and equipment.

Costs of repairs and maintenance are expensed as incurred and asset improvements are capitalized. The cost and related accumulated depreciation and amortization of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the consolidated income statements.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Intangible assets, net

Intangible assets are stated at cost less accumulated amortization. Intangible assets represented the trade mark registered in the PRC and purchased software which are amortized on a straight-line basis over a useful life of 10 years.

The Company follows ASC Topic 350 in accounting for intangible assets, which requires impairment losses to be recorded when indicators of impairment are present and the undiscounted cash flows estimated to be generated by the assets are less than the assets’ carrying amounts. For the years ended March 31, 2020 and 2019, the Company record no impairment of intangible assets.

Construction in process

Construction in process records the cost of construction work, which is not yet completed. A construction in process item is not depreciated until the asset is placed in service.

Construction in process respects unfinished factory, workshop and retail outlet. Construction in process will be transferred to leasehold improvement when it is finished. Depreciation is recorded starting at the time when assets are ready for the intended use.

Impairment of long-lived assets

Long-lived assets primarily include property, plant and equipment and intangible assets. In accordance with the provision of ASC Topic 360-10-5, “Impairment or Disposal of Long-Lived Assets”, the Company generally conducts its annual impairment evaluation to its long-lived assets, usually in the fourth quarter of each year, or more frequently if indicators of impairment exist, such as a significant sustained change in the business climate. The recoverability of long-lived assets is measured at the reporting unit level, which is an operating segment or one level below an operating segment. If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying amount of the asset. The Company record no impairment charge for the years ended March 31, 2020 and 2019, respectively.

Convertible note, net

ASC 470, Debt, requires the liability and equity components of convertible debt instruments that may be settled in cash upon conversion to be separately accounted for in a manner that reflects the issuer’s nonconvertible debt borrowing rate. ASC 470-20 requires that the initial proceeds from the sale of these notes be allocated between a liability component and an equity component in a manner that reflects interest expense at the interest rate of similar nonconvertible debt that could have been issued by the Company at such time. We measured the estimated fair value of the debt component of our convertible notes as of the issuance date based on our nonconvertible debt borrowing rate. The equity components of the convertible senior notes have been reflected within additional paid-in capital in our audited consolidated balance sheet, and the resulting debt discount is amortized over the period during which the convertible notes are expected to be outstanding (through the maturity date) as additional non-cash interest expense.

Upon repurchase of convertible debt instruments, ASC 470-20 requires the issuer to allocate total settlement consideration, inclusive of transaction costs, amongst the liability and equity components of the instrument based on the fair value of the liability component immediately prior to repurchase. The difference between the settlement consideration allocated to the liability component and the net carrying value of the liability component, including unamortized debt issuance costs, would be recognized as gain (loss) on extinguishment of debt in our audited consolidated statements of operations. The remaining settlement consideration allocated to the equity component would be recognized as a reduction of additional paid-in capital in our audited consolidated balance sheets.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”), on April 1, 2018, using the modified retrospective method. Revenues for the years ended March 31, 2020 and 2019 were presented under ASC 606, and revenues for the year ended March 31, 2018 was not adjusted and continue to be presented under ASC Topic 605, Revenue Recognition.

Revenue is recognized when control of promised goods is transferred to the Company’s customers in an amount of consideration of which the Company expect to be entitled to in exchange for the goods, and the Company can reasonably estimates return provision for the goods. The product return provisions are estimated based on (1) historical rates, (2) specific identification of outstanding returns not yet received from customers and outstanding discounts and claims and (3) estimated returns, discounts and claims expected, but not yet finalized with customers. As of March 31, 2020 and 2019, sales return provision recorded in Refund liabilities were $113,611 and $78,317.

For the year ended March 31, 2020 and 2019, the Company did not have any significant incremental costs of obtaining contracts with customers incurred or costs incurred in fulfilling contracts with customers within the scope of ASC Topic 606, that shall be recognized as an asset and amortized to expenses in a pattern that matches the timing of the revenue recognition of the related contract.

The Company does not have amounts of contract assets since revenue is recognized as control of goods is transferred. The contract liabilities consist of advance payments from customers. The contract liabilities are reported in a net position on a customer-by-customer basis at the end of each reporting period. All contract liabilities are included in advance from customers in the Consolidated Balance Sheets. As of March 31, 2020 and 2019, the Company record advance from customers of $298,042 and $57,553, respectively.

Cost of revenue

Cost of revenue consists primarily of cost of materials, direct labors, overhead, and other related incidental expenses that are directly attributable to the Company’s principal operations.

Market development fees

Market development fees relate mainly to market development and advertisements of our pharmaceutical products. For the years ended March 31, 2020 and 2019, advertising expenses are $1,021,543 and $857,908, respectively, which are included in selling expenses in our consolidated statements of operations and comprehensive income.

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

The Company adopts ASC 740-10-25 “Income Taxes” which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. The Company did not have significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of March 31, 2020 and 2019.

Comprehensive income

Comprehensive income includes net income and foreign currency adjustments. Comprehensive income is reported in the statements of operations and comprehensive income.

Accumulated other comprehensive income, as presented on the balance sheets are the cumulative foreign currency translation adjustments. As of March 31, 2020, the balance of accumulated other comprehensive loss amounted to $590,660, and as of March 31, 2019, the balance of accumulated other comprehensive income amounted to $50,395, respectively.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases

The Company adopted ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”) on April 1, 2019 by using the modified retrospective method and did not restate the comparable periods. The Company has elected the package of practical expedients, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. Lastly, the Company elected the lease exemption for all its existing contracts.

The Company determines if an arrangement is a lease or contains a lease at lease inception. For operating leases, the Company recognizes a right-of-use asset and a lease liability based on the present value of the lease payments over the lease term on the consolidated balance sheets at commencement date. As most of the Company’s leases do not provide an implicit rate, the Company estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located.

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

Significant risks and uncertainties

Credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable, notes receivable, advances to suppliers, loan receivable and accrued interest, amounts due from related parties, and prepayments, receivables and other current assets. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of March 31, 2020 and 2019 the Company held cash and cash equivalents of $7,287,032 and $9,130,849, respectively, which were primarily deposited in financial institutions located in Mainland China, which were uninsured by the government authority. To limit exposure to credit risk relating to deposits, the Company primarily place cash deposits with large financial institutions in China which management believes are of high credit quality. The Company’s operations are carried out in Mainland China. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC as well as by the general state of the PRC’s economy. In addition, the Company’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other factors.

The Company conducts credit evaluations of its customers and suppliers and generally does not require collateral or other security from them. The Company establishes an accounting policy for allowance for doubtful accounts on the individual customer’s or supplier’s financial condition, credit history, and the current economic conditions. As of March 31, 2020 and 2019, the Company record allowances of $103,990 and $66,917, respectively, for accounts receivable.

Liquidity risk

The Company is also exposed to liquidity risk which is risk that it is unable to provide sufficient capital resources and liquidity to meet its commitments and business needs. Liabilities that potentially subject the Company to significant concentration of liquidity risk primarily consist of bank loans (current and non-current portion), short-term convertible note, notes payable, accounts payable, amounts due to related parties, and accrued expenses and other liabilities. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, the Company will turn to other financial institutions and the major shareholders to obtain short-term funding to meet the liquidity shortage.

Foreign currency risk

The Company has significant operating activities, thus has assets and liabilities are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the Peoples’ Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers ‘invoices and signed contracts”. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Where there is a significant change in value of RMB, the gains and losses resulting from translation of financial statements of a foreign subsidiary will be significantly affected.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Significant risks and uncertainties (continued)

Concentration risk

During the years ended March 31, 2020 and 2019, there are two and two customers generated sales which accounted for over 10% of total revenues generated for that year, respectively. The details are as follows:

	For the years ended,
	2020	2019
Customer A	20.23%	17.07%
Customer B	15.00%	15.80%

As of March 31, 2020 and 2019, accounts receivable due from these customers as a percentage of consolidated accounts receivable were as follows:

	As of March 31,
	2020	2019
Customer A	5.44%	9.28%
Customer B	8.94%	9.81%

Recently issued accounting standards

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

Recently adopted accounting standards

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This update will require the recognition of a right-of-use asset and a corresponding lease liability, initially measured at the present value of the lease payments, for all leases with terms longer than 12 months. For operating leases, the asset and liability will be expensed over the lease term on a straight-line basis, with all cash flows included in the operating section of the statement of cash flows. For finance leases, interest on the lease liability will be recognized separately from the amortization of the right-of-use asset in the statement of comprehensive income and the repayment of the principal portion of the lease liability will be classified as a financing activity while the interest component will be included in the operating section of the statement of cash flows. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018 and requires a modified retrospective approach to adoption. The Company adopted ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”) on April 1, 2019 by using the modified retrospective method. The adoption had no impact on the Company’s statement of cash flows for the year ended March 31, 2020.

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”. The amendments in this ASU require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years, and should be applied using a retrospective transition method to each period presented, which resulted in an approximately US$0.97 thousand term deposit held by the Company as of March 31, 2018 and matured during the year ended December 31, 2019 being reclassified from a cash inflow from investing activities to the beginning balance of cash, cash equivalents, and restricted cash shown on the statement of cash flows for the year ended March 31, 2019. The adoption of ASU No. 2016-18 had no impact on the Company’s statement of cash flows for the year ended March 31, 2020.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently issued accounting standards (continued)

In July 2017, the FASB issued ASU No. 2017-11, “Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480), Derivatives and Hedging (Topic 815)-I. Accounting for Certain Financial Instruments with Down Round Features; II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception”. The amendments in part I of this ASU change the classification analysis of certain equity-linked financial instruments (or embedded features) with down round features. When determining whether certain financial instruments should be classified as liabilities or equity instruments, a down round feature no longer precludes equity classification when assessing whether the instrument is indexed to an entity’s own stock. The amendments also clarify existing disclosure requirements for equity-classified instruments. As a result, a freestanding equity-linked financial instrument (or embedded conversion option) no longer would be accounted for as a derivative liability at fair value as a result of the existence of a down round feature. For freestanding equity classified financial instruments, the amendments require entities that present earnings per share (EPS) in accordance with Topic 260 to recognize the effect of the down round feature when it is triggered. That effect is treated as a dividend and as a reduction of income available to common shareholders in basic EPS. Convertible instruments with embedded conversion options that have down round features are now subject to the specialized guidance for contingent beneficial conversion features (in Subtopic 470-20, Debt—Debt with Conversion and Other Options), including related EPS guidance (in Topic 260). The amendments in Part II of this ASU recharacterize the indefinite deferral of certain provisions of Topic 480 that now are presented as pending content in the Codification, to a scope exception. Those amendments do not have an accounting effect. For public business entities, the amendments in Part I of this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. For all other entities, the amendments in Part I of this Update are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted for all entities, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The amendments in Part II of this ASU do not require any transition guidance because those amendments do not have an accounting effect. The Company has adopted the amendments in this ASU on April 1, 2019, when determining whether certain financial instruments issued by the Company after April 1, 2019 should be classified as liabilities or equity instruments, a down round feature no longer precludes equity classification when assessing whether the instrument is indexed to an entity’s own stock. The adoption of the amendments in this ASU did not have a material impact on the Company’s consolidated financial position and results of operations.

In February 2018, the FASB issued ASU No. 2018-02: “Income Statement—Reporting Comprehensive Income (Topic 220)- Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income”. The amendments in this ASU allow a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act (the “Act”). Consequently, the amendments eliminate the stranded tax effects resulting from the Act and will improve the usefulness of information reported to financial statement users. However, because the amendments only relate to the reclassification of the income tax effects of the Act, the underlying guidance that requires that the effect of a change in tax laws or rates be included in income from continuing operations is not affected. The amendments in this ASU also require certain disclosures about stranded tax effects. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted. The adoption of the amendments in this ASU did not have a material impact on its consolidated financial position and results of operations.

Recently issued accounting standards

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

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently issued accounting standards (continued)

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

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following as of March 31, 2020 and 2019:

	As of March 31,
	2020	2019

Accounts receivable – third parties	$3,439,799	$4,037,208
Accounts receivable – related parties	483,628	210,268
Total accounts receivable, gross	3,923,427	4,247,476
Less: allowance for doubtful accounts	(103,990)	(66,917)
Accounts receivable, net	$3,819,437	$4,180,559

For the years ended March 31, 2020 and 2019, the Company record bad debt expense of $41,249 and $66,898, respectively.

NOTE 4 – INVENTORIES

Inventories as of March 31, 2020 and 2019 consisted of the following:

	As of March 31,
	2020	2019

Raw materials	$404,457	$315,686
Finished goods	533,691	715,344
Provision for inventory	(45,381)	(23,112)
Total inventories, net	$892,767	$1,007,918

Impairment provision of inventories recorded for lower of cost or net realizable value adjustments were $23,871 and $23,112 for the years ended March 31, 2020 and 2019, respectively.

NOTE 5 – LOAN RECEIVABLE AND ACCRUED INTEREST

	As of March 31,
	2020	2019

Loan receivable - RH Holdings Management (HK) Limited	$1,500,000	$-
Accrued interest	67,500	-
Total	$1,567,500	$-

Short-term loan of $1.5 million at 5.4% annual interest rate was made to RH Holdings Management (HK) Limited from June 1, 2019, to May 31, 2020.

NOTE 6 – DEFERRED COST

As of March 31, 2020, deferred cost of $510,617 represents the financing costs which the Company paid to third-parties for the coming financing.

NOTE 7 – PREPAYMENTS, RECEIVABLES AND OTHER ASSETS

Prepayments, receivables and other assets consisted of the following as of March 31, 2020 and 2019:

	As of March 31,
	2020	2019

Receivable from a third-party company	$3,530,675	$-
Staff IOU	943,718	670,619
Others	144,347	36,718
Total	$4,918,740	$707,337

In June 2019, Taizhou Suxuantang entered into a limited partnership agreement with Huangshan Panjie Investment Management Co., Ltd. (the “Fund”). The company is committed to contribute $7 million (RMB50 million) into the Fund in two installments, with one installment of $3.5 million (RMB 25 million) made on June 14, 2019, and the second installment of $3.5 million (RMB 25 million) to be made no later than October 31, 2019.

In June 2020, the Company agreed with the Fund, the General Partner and other limited partners to withdraw the installment of $3.5 million (RMB 25 million) made on June 14, 2019. The company received payment of $2.8 million (RMB 20 million) on June 30, 2020 and expects to receive the rest by the end of October 2020.

The Staff IOU is a short-term petty cash which should be paid off within one year.

NOTE 8 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following as of March 31, 2020 and 2019:

	As of March 31,
	2020	2019

Machinery	$638,660	$658,043
Electric equipment	144,436	138,338
Office equipment	74,797	78,917
Vehicles	182,563	122,969
Leasehold improvement	1,559,152	906,060
Total property plant and equipment, at cost	2,599,608	1,904,327
Less: accumulated depreciation	(1,025,006)	(745,429)
Total property, plant and equipment, net	$1,574,602	$1,158,898

Depreciation expense were $323,852 and $174,020 for year ended March 31, 2020 and 2019, respectively.

NOTE 9 – INTANGIBLE ASSETS, NET

Intangible assets consisted of the following as of March 31, 2020 and 2019:

	As of March 31,
	2020	2019

Trademark	$42,982	$45,350
Software	33,768	35,629
Total intangible assets, at cost	76,750	80,979
Less: accumulated amortization	(26,698)	(19,883)
Total intangible assets, net	$50,052	$61,096

Amortization expense were $7,985 and $6,967 for year ended March 31, 2020 and 2019, respectively.

NOTE 10 – CONSTRUCTION IN PROCESS

Construction in process consist of the following the following as of March 31, 2020 and 2019:

	March 31, 2020	March 31, 2019
Factory	$148,372	$129,453
Workshop	-	519,782
Retail outlet	180,000	-
	$328,372	$649,235

NOTE 11 – BANK LOANS

Bank loans consisted of the following as of March 31, 2020 and 2019:

	As of March 31,
	2020	2019

Car loans – current portion	$43,902	$27,817

	As of March 31,
	2020	2019

Car loans – non-current portion	$36,511	$41,706

Two car loans of $70,613 at 12% annual interest rate and $48,017 at 9.5% annual interest rate were valid from October 1, 2018 to September 30, 2021 and from July 1, 2019 to June 30, 2022, respectively. Both cars were pledged as collateral for loans until full settlement.

NOTE 12 – CONVERTIBLE NOTES

PIPE Transaction

On April 16, 2019, the company entered into certain securities purchase agreement with certain unaffiliated institutional investors relating to a private placement of (1) Senior Convertible Notes in the aggregate principal amount of $15 million, consisting of (i) a Series A Note in the principal amount of $10 million, and (ii) a Series B Note in the principal amount of $5 million and (2) warrants to purchase such amount of shares of the company’s ordinary shares equal to 50% of the shares issuable upon conversion of the Notes, exercisable for a period of five years at an exercise price of $8.38, for consideration consisting of (i) a cash payment of $10,000,000, and (ii) a secured promissory note payable by the Investors to the Company in the principal amount of $5 million.

Material Terms of the Convertible Notes:

●	The aggregate principal amount of the Series A Notes is $10,000,000 and the Series B Notes is $5,000,000. All of the aggregate principal amount of the Series B Notes will constitute Restricted Principal. If an Investor prepays any amount under such Investor’s Investor Note, an equal amount of the Restricted Principal becomes unrestricted principal under such Investor’s Series B Note. The amount raised by the Company upon closing of the PIPE transaction was $10,000,000 from Series A Notes.

●	The expiration date of Notes and warrant shall be October 2, 2020 and May 2, 2023 respectively. The aggregate redemption amount of the Notes shall be redeemed in installments on or before the expiration date.

●	The interest rate on the Convertible Notes is eight percent (8%) per annum. In the event of default, the Interest Rate shall be increased to eighteen percent (18%) per annum.

●	The initial fixed conversion price will be $8.38 per share, subject to reduction and adjustment for stock splits, stock dividends, and similar events.

●	During an Event of Default Redemption Right Period the Investor may convert all, or any part of, the Conversion Amount into Ordinary Shares at the Alternate Conversion Price.

●	The Alternate Conversion Price is the lowest of (i) the applicable Conversion Price as in effect on the applicable Conversion Date of the applicable Alternate Conversion, (ii) 80% of the volume-weighted average price (“VWAP”) of the Ordinary Shares as of the Trading Day immediately preceding the delivery or deemed delivery of the applicable Conversion Notice, (iii) 80% of the VWAP of the Ordinary Shares as of the Trading Day of the delivery or deemed delivery of the applicable Conversion Notice and (iv) 80% of the price computed as the quotient of (I) the sum of the VWAP of the Ordinary Shares for each of the three (3) Trading Days with the lowest VWAP of the Ordinary Shares during the fifteen (15) consecutive Trading Day period ending and including the Trading Day immediately preceding the delivery or deemed delivery of the applicable Conversion Notice, divided by (II) three (3) (such period, the “Alternate Conversion Measuring Period”).

●	The aggregate number of Series A and Series B warrant shares to be converted on expiration is 596,658 and 298,330 shares respectively.

NOTE 12 – CONVERTIBLE NOTES (CONTINUED)

In accounting for the issuance of the Convertible Notes, the Company separated the Convertible Notes into liability and equity components. The carrying amount of the equity component and warrants value representing the conversion option was $2,549,392 (equity component $436,626, warrants value $2,112,766). Equity component was determined by deducting the fair value of the liability component from the par value of the original Convertible Notes. Warrants value was determined with the Black Scholes model. Equity component is not remeasured as long as it continues to meet the conditions for equity classification. The excess of the principal amount of the liability component over its carrying amount (“debt discount”) is amortized to interest expense over the term of the Convertible Notes.

Debt issuance costs related to the original Convertible Notes comprised of commissions paid to third party placement agent, lawyers, and warrants value of $3,753,816. The Company allocated the total amount incurred to the liability and equity components of the original Convertible Notes based on their relative values. Issuance costs attributable to the liability component were $3,491,413 and will be amortized to interest expense using the effective interest method over the contractual term. Issuance costs attributable to the equity component were $262,403 and netted with the equity component in stockholders’ equity of $699,029 and warrant value of $2,112,766.

Entry into Forbearance Agreements in Connection with the Event of Default Redemption Notices

On July 23 and 29, 2019, the company received from the investors an Event of Default Redemption Notice claimed that the company failed to timely make the instalment payment and elected to effect the redemption of $14,318,462.62 comprising in aggregate the entire principal amount, accrued and unpaid Interest. In addition, demand for the company to purchase the Series A Warrant issued for the Event of Default Black Scholes Value of not less than $1,208,384.07 was made.

On December 13, 2019, after negotiation with the Investors, the company entered into certain Forbearance and Amendment Agreements with each Investor and agreed to redeem the Series A Notes for an aggregate redemption price of $10,939,410 in installments as set forth in the Forbearance Agreement. Concurrently with the execution of the Forbearance Agreement, the Investors and the Company have entered into the Lock-Up Agreements, Leak-Out Agreements and Mutual Releases.

NOTE 12 – CONVERTIBLE NOTES (CONTINUED)

Material Terms of the Agreements

Upon the execution of the Forbearance Agreements, the Investor shall Net all Restricted Principal outstanding under the Series B Note against the amounts outstanding under the Investor Note, after which the Investor Note, the Series B Note and the Series B Warrant shall no longer remain outstanding.

The Investors agreed, among other things, to the following:

●	to forbear from (i) taking any action to enforce their Redemption Notice with respect to certain existing defaults, and (ii) issuing any new demand for redemption of the Series A Note on the basis of certain additional defaults that the aggregate daily dollar trading volume of the Company’s ordinary shares does not exceed $1,500,000, and that the volume weighted average price of the Company’s ordinary shares on any two trading days during the thirty trading day period immediately preceding such date of determination fails to exceed $2.14;

●	not to exercise the Series A Warrant during the Forbearance Period;

●	to return the original share certificate representing the Pre-Delivered Shares to the Company for cancellation upon the Company’s payment of the full Forbearance Redemption Amounts;

●	to execute and deliver to the Company certain lock-up agreements with respect to the Pre-Delivered Shares, certain mutual release and to execute and deliver to the Company the Leak-Out Agreement;

●	not to make any hedge, swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Pre-Delivered Shares;

●	to not sell, dispose or otherwise transfer, directly or any Ordinary Shares issued if such sale exceed 20% of the daily composite trading volume of the Ordinary Shares.

In consideration for the above, the Company agreed to the followings:

●	the Company shall (I) pay to each Investor $500,000 on or prior to December 16, 2019, and (II) commencing on January 24th 2020, redeem the Series A Notes for an aggregate redemption price of $10,939,410;

●	if the Company fails to pay any New Installment Amount within 5 days of the applicable New Installment Date, the Investor may convert the applicable New Installment Amount as an Alternate Conversion and the Leak-Out Agreement being disregarded for such conversions;

●	the Company agreed to adjust the exercise price of the Series A Warrant from $8.38 to $2.50;

●	the Company shall cause all restrictive legends on the Pre-Delivered Shares to be removed and delivery of un-legended Pre-Delivery Shares into the Investor’s custodian’s account pursuant to the DWAC instructions set forth therein.

In connection with this forbearance, the Company accounted for as a debt extinguishment as the terms of the Convertible Notes are significantly modified. The Company modified the principle of the Convertible Notes to $10,939,410 and record an extinguishment loss of $5,625,916, within the amount the Company paid to forbear the debt of $11,939,410 (modified principle of the Convertible Notes of $10,939,410, initial forbearance fee of $1,000,000), in excess of its net carrying value of $6,055,648 (principal outstanding $7,886,294, unamortized issuance cost $1,830,645), at the time of the debt extinguishment.

In accounting for the modified Convertible Notes, the Company separated the Convertible Notes into liability and equity components. The carrying amount of the equity component representing the conversion option was $247,476. Equity component was determined by deducting the fair value of the liability component from the par value of the Convertible Notes. Equity component is not remeasured as long as it continues to meet the conditions for equity classification. The excess of the principal amount of the liability component over its carrying amount (“debt discount”) is amortized to interest expense over the term of the new Convertible Notes.

Forbearance costs related to the Convertible Notes comprised of commissions paid to third party placement agent and lawyers. The Company allocated the total amount incurred to the liability and equity components of the forbearance based on their relative values. Costs attributable to the liability component were $429,604 and will be amortized to interest expense using the effective interest method over the contractual term. Costs attributable to the equity component were $10,370 and netted with the equity component in stockholders’ equity of $257,846.

NOTE 12 – CONVERTIBLE NOTES (CONTINUED)

Net carrying amount of the liability component Convertible Notes dated as of March 31, 2020 was as follows:

	Principal outstanding	Unamortized issuance cost	Net carrying value

Convertible Notes - short-term	$6,828,050	(184,587)	$6,643,463

Net carrying amount of the equity component of the Convertible Notes as of March 31, 2020 was as follows:

	Amount allocated to conversion option	Issuance cost	Equity component, net

Convertible Notes – equity portion	$956,875	(272,773)	$684,102

Amortization of issuance cost, debt discount and interest cost for the year ended March 31, 2020 were as follows:

	Issuance costs and debt discount	Convertible note interest	Total

Convertible Notes	$2,519,762	902,149	$3,421,910

The effective interest rate to derive the liability component fair value is 26.73% for the Convertible Notes.

NOTE 13 – REFUND LIABILITY

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

The estimated cost of inventory for product returns of $51,125 and $27,411, respectively, were recorded in Inventory on the Consolidated Balance Sheets as of March 31, 2020 and 2019.

NOTE 14 – ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following as of March 31, 2020 and 2019:

	As of March 31,
	2020	2019

Accrued payroll and welfare	$393,740	$219,867
Other payable for leasehold improvements	1,428,073	119,535
Accrued professional service expenses	127,787	187,444
Other current liabilities	287,705	164,676
Total	$2,237,305	$691,522

As of March 31, 2020 and 2019, the balances of other current liabilities $287,705 and $164,676, respectively, represented amounts due to suppliers for operating expenses and to staff who paid for operating expenses on behalf of the Company.

NOTE 15 – SHAREHOLDERS’ EQUITY

Ordinary shares

The Company is authorized to issue unlimited shares of $0.001 par value common stock. On July 4, 2017 and October 20, 2017, the Company issued common stocks of an aggregate of 20,000,000 shares of 0.001 par value to thirteen shareholders, three among whom together hold 100% shares of Suxuantang and over 50% shares of SXT.

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

On January 10, 2019, the Underwriter exercise the warrants in connection with the initial public offering and 160,426 shares were newly issued.

Ordinary shares issued for convertible notes settlement

For the year ended March 31, 2020, 11,961,006 ordinary shares were issued with a fair value of $5,455,350 for convertible notes principal and interest partial settlement.

According to the Forbearance Agreements (see Note 12), the Company issued and delivered 4,000,000 un-legended Pre-Delivery Shares into the investor’s custodian’s account as collateral in December 2019. The investors will return the original share certificate representing the Pre-Delivered Shares to the Company for cancellation upon the Company’s payment of the full Forbearance Redemption Amounts. The Company expects to fully collect the Pre-Delivery Shares.

NOTE 16 – INCOME TAXES

(a)	Corporate Income Taxes

Under the current laws of the British Virgin Islands (“BVI”), the Company is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no BVI withholding tax is imposed. The Company’s subsidiaries incorporated in Hong Kong were subject to the Hong Kong profits tax rate at 16.5% for the year ended March 31, 2020, 2019 and 2018. The Company’s subsidiaries and VIE incorporated in China were subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. The EIT rate for companies operating in the PRC is 25% for the year ended March 31, 2020 and 2019, except for Taizhou Suxuantang where the applicable income tax rate is 15% for the year ended March 31, 2020 and 2019, since it was qualified as a high-technology company from January 1, 2018 to December 31, 2020. In addition, the Company is allowed to deduct additional 75% of its research and development expenses against its pre-tax income as a high-technology company.

For the year ended March 31, 2020, 2019 and 2018, income tax expenses consisted of the following:

	For the years ended March 31,
	2020	2019	2018
Current income tax provision	-	$259,955	$445,954
Deferred income tax provision	(101,722)	(7,723)	(5,851)
Total income tax expense (benefit)	(101,722)	$252,232	$440,103

The following is a reconciliation of the Company’s total income tax expense to the amount computed by applying the PRC statutory income tax rate of 15%, 15% and 25% to its income from operations before income taxes for the year ended March 31, 2020, 2019 and 2018, respectively.

	For the years ended March 31,
	2020	2019	2018

Income (Loss) before income taxes	(10,389,594)	$1,791,459	$1,627,684
Income tax expense (benefit) at the PRC statutory rate	(1,558,439)	268,719	406,921
Non-deductible expenses	1,598,226	20,334	39,033
Deductible research and development expenses	(39,787)	(29,098)	-
Deferred income tax provision	(101,722)	(7,723)	(5,851)
Total	(101,722)	$252,232	$440,103

(b)	Deferred Tax Assets

Deferred income tax was measured using the enacted income tax rates for the periods in which they are expected to be reversed. Significant components of the Company’s deferred income tax assets and liabilities consist of follows:

	As of March 31,
	2020	2019

Tax loss carry forward	$90,434	$-
Allowance for doubtful account	15,598	10,038
Impairment provision for inventory	6,807	3,466
Total	$112,839	$13,504

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. For the year ended March 31, 2020, 2019 and 2018 the Company had no unrecognized tax benefits.

The Company does not anticipate any significant increase to its asset for unrecognized tax benefit within the next 12 months. The Company will classify interest and penalties related to income tax matters, if any, in income tax expense.

NOTE 17 – RELATED PARTY TRANSACTIONS

Nature of relationships with related parties

Name of related parties	Relationship with the Company

Feng Zhou	Major shareholder of the Company, Chief Executive Officer, Interim Chief Financial Officer and Director of the Company
Jianping Zhou	Father of major shareholders of the Company and two of Taizhou Suxuantang shareholders, controlling shareholder of Taizhou Suxuantang from its inception to May 8, 2017
Jianbin Zhou	Father of major shareholders of the Company and one of Taizhou Suxuantang shareholders
Taizhou Jiutian Pharmaceutical Co. Ltd.	An entity controlled by Jianping Zhou
Jiangsu Health Pharmaceutical Investment Co., Ltd.	An entity controlled by Jianping Zhou
Taizhou Su Xuan Tang Chinese Medicine Clinic	An entity controlled by Jianping Zhou
Taizhou Su Xuan Tang Chinese hospital Co., Ltd.	An entity controlled by Jianping Zhou

Related party balances

a. the amounts due from related parties as of March 31, 2020 and 2019 were as follows:

	As of March 31,
	2020	2019

Jiangsu Health Pharmaceutical Investment Co., Ltd.	$768,341	$-
Total	$768,341	$-

The amounts due from related parties represented unsecured, due on demand and interest free borrowings to its related parties by the Company. The Company expects full payment from Jiangsu Health Pharmaceutical Investment Co., Ltd. by the end of September 2020.

b. the amounts due to related parties as of March 31, 2020 and 2019 were as follows:

	As of March 31,
	2020	2019

Feng Zhou	$-	$1,542,828
Jiangsu Health Pharmaceutical Investment Co., Ltd.	-	939,521
Jianbin Zhou	-	745
Total	$-	$2,483,094

Related party transactions

For the years ended March 31, 2020 and 2019, the Company generated revenues of $251,749 and $8,942, respectively, from sales transactions with Taizhou Jiutian Pharmaceutical Co. Ltd.

For the years ended March 31, 2020 and 2019, the Company generated revenue of $52,643 and $24,315 respectively, from sales transactions with Taizhou Su Xuan Tang Chinese Medicine Clinic.

For the year ended March 31, 2020 and 2019, the Company generated revenues of $26,037 and $178,898 respectively, from sales transactions with Taizhou Su Xuan Tang Chinese hospital Co. Ltd.

For the year ended March 31, 2020, the Company repaid $3,180,171 to Feng Zhou, Jiangsu Health Pharmaceutical Investment Co., Ltd. and Jianbin Zhou.

For the year ended March 31, 2019, the Company borrowed from Feng Zhou and Jiangsu Health Pharmaceutical Investment Co., Ltd in the amount of $2,482,349, which is non-interest bearing and repaid on demand.

The Company entered into certain financial guarantee agreements with two banks to be the guarantor of Taizhou Jiutian Pharmaceutical Co. Ltd.’s bank borrowings. The Company is obliged to pay on behalf the related party the principal, interest, penalty and other expenses if Taizhou Jiutian Pharmaceutical Co. Ltd. defaults in payment. The Company did not charge financial guarantee fees over Taizhou Jiutian Pharmaceutical Co. Ltd. (see Note 18)

NOTE 18 – GUARANTEE

On April 23, 2019, the Company entered into a financial guarantee agreement with Jiangsu Changjiang Commercial Bank to be the guarantor of Taizhou Jiutian Pharmaceutical Co. Ltd.’s bank borrowing of $423,681 (equivalent of RMB 3,000,000) for one-year period. On May 8, 2019 the Company entered a financial guarantee agreement with Bank of Nanjing to be the guarantor of Taizhou Jiutian Pharmaceutical Co. Ltd.’s borrowing of $494,294 (equivalent of RMB 3,500,000) for a one-year period. The Company is obliged to pay on behalf the related party the principal, interest, penalty and other expenses if Taizhou Jiutian Pharmaceutical Co. Ltd. defaults in payment. The Company did not charge financial guarantee fees over Taizhou Jiutian Pharmaceutical Co. Ltd.

NOTE 19 – COMMITMENT

The following table sets forth the Company’s operating lease commitment as of March 31, 2020:

Office Rental	For the year ended March 31,
2021	$70,670
2022	70,670
2023	70,670
2024	70,670
2025	70,670
Thereafter	194,342
Total	$547,692

From time to time, the Company is involved in various legal proceedings, claims and other disputes arising from commercial operations, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Company can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on our consolidated financial position or results of operations or liquidity as of March 31, 2020 and 2019. As of March 31, 2020 and 2019, Company had no pending legal proceedings.

NOTE 20 – CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. The payment of dividends by entities organized in the PRC is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in the PRC. The Company’s subsidiaries are also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its statutory reserves account until the accumulative amount of such reserves reaches 50% of its respective registered capital. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends.

In addition, the Company’s operations and revenues are conducted and generated in the PRC, all of the Company’s revenues being earned and currency received are denominated in RMB. RMB is subject to the foreign exchange control regulation in China, and, as a result, the Company may be unable to distribute any dividends outside of China due to PRC foreign exchange control regulations that restrict the Company’s ability to convert RMB into USD.

Regulation S-X requires the condensed financial information of registrant shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party. The condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X as the restricted net assets of the Company’s PRC subsidiary exceed 25% of the consolidated net assets of the Company.

Certain information and footnote disclosures normally included in financial statements prepared in conformity with generally accepted accounting principles have been condensed or omitted. The Company’s investment in subsidiary is stated at cost plus equity in undistributed earnings of subsidiaries.

NOTE 20 – CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

CHINA SXT PHARMACEUTICALS, INC.

PARENT COMPANY BALANCE SHEETS (IN U.S. DOLLARS)

(Unaudited)

	As of March 31,
	2020	2019
ASSETS
Current Assets
Cash and cash equivalents	$6,988	$3,544,162
Advance to suppliers	-	106,500
Loan receivable and accrued interest	1,567,500	-
Deferred cost	50,000	-
Amounts due from related parties	13,820,530	5,668,256
Prepayments, receivables and other current assets	230,266	133,400
Total Current Assets	15,675,284	9,452,318

Construction in progress	180,000	-
Deferred tax assets, net	1,282	1,282
Total Non-current Assets	181,282	1,282
TOTAL ASSETS	$15,856,566	$9,453,600

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term convertible note	6,643,463	-
Amounts due to related parties	1,530,450	1,530,450
Accrued expenses and other liabilities	134,308	-
Total Current Liabilities	8,308,221	1,530,450
TOTAL LIABILITIES	8,308,221	1,530,450

COMMITMENTS AND CONTINGENCIES	-	-

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.001 par value, unlimited shares authorized, 38,667,707 shares issued and 34,667,707 shares outstanding as of March 31, 2020; 22,706,701 shares issued and outstanding as of March 31, 2019)	34,667	22,706
Additional paid-in capital	17,161,346	7,950,782
Retained earnings/(Deficits)	(9,647,668)	(50,338)
Total Shareholders’ Equity	7,548,345	7,923,150
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$15,856,566	$9,453,600

NOTE 20 – CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

CHINA SXT PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF INCOME/(Loss) AND COMPREHENSIVE INCOME/(Loss)
(IN U.S. DOLLARS, EXCEPT SHARES DATA)

(Unaudited)

	For the years ended March 31,
	2020	2019	2018

Operating expenses:
General and administrative	(614,495)	(50,338)	-
Total operating expenses	(614,495)	(50,338)	-

Operating Income (Loss)	(614,495)	(50,338)	-

Other income (expenses):
Interest income(expense), net	(3,354,301)	-	-
Loss on debt extinguishment	(5,625,916)	-	-
Other income (expenses), net	(2,618)	-	-
Total other income (expenses), net	(8,982,835)	-	-

Income (Loss) before income taxes	(9,597,330)	(50,338)	-
Income tax recovery (provision)	-	-	-

Net income (loss)	(9,597,330)	(50,338)	-
Comprehensive income (loss)	(9,597,330)	(50,338)	-

Earnings per ordinary share
Basic and diluted	$(0.388)	$(0.002)	$-
Weighted average number of ordinary shares outstanding
Basic and diluted	24,728,655	20,568,630	20,000,000

NOTE 20 – CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

CHINA SXT PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

(Unaudited)

	For the years ended March 31,
	2020	2019	2018
Cash Flows from Operating Activities:
Net income (loss) from operations	$(9,597,330)	$(50,338)	$-
Adjustments to reconcile net income to net cash provided by operating activities:
Interest accrued on loan receivable	(67,500)	-	-
Convertible note - Accretion of financing cost	3,421,910	-	-
Convertible note - Extinguishment Loss	5,625,916	-	-

Changes in operating assets and liabilities:
Advance to suppliers	106,500	(106,500)	-
Prepayments, receivables and other assets	(96,866)	(133,400)	-
Accrued expenses and other current liabilities	190,870	-	-
Net cash provided by (used in) operating activities	(416,500)	(290,238)	-

Cash Flows from Investing Activities:
Construction in process	(180,000)	-	-
Loan receivable	(1,500,000)	-	-
Net cash provided by (used in) investing activities	(1,680,000)	-	-

Cash Flows from Financing Activities:
Amounts due from related parties	(8,152,274)	(4,186,544)	-
Amounts due to related parties	-	1,530,450	-
Proceeds from original convertible note	10,000,000	-	-
Payment of original convertible note issuance cost	(1,641,050)	-	-
Repayment of original convertible notes	(1,157,376)	-	-
Payment of the forbearance cost of original convertible note	(439,974)	-	-
Deferred financing costs	(50,000)
Net proceeds from initial public offering	-	6,490,494	-
Net cash provided by (used in) financing activities	(1,440,674)	3,834,400	-

Net increase in cash, cash equivalents and restricted cash	(3,537,174)	3,544,162	-
Cash, cash equivalents and restricted cash at the beginning of year	3,544,162	-	-
Cash, cash equivalents and restricted cash at the end of year	$6,988	$3,544,162	$-

(a) Basis of presentation

The financial information has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the Company used the equity method to account for investment in its subsidiaries.

The Company records its investment in its subsidiaries under the equity method of accounting. Such investment is presented on the balance sheets as “Investment in subsidiaries” and share of their income (loss) as “Equity earnings (losses) of subsidiaries” in the statements of comprehensive income (loss).

Each of the Company’s PRC subsidiaries has restrictions on its ability to pay dividends to the Company under PRC laws and regulations. The subsidiaries did not pay any dividends to the Company for the years presented.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted by reference to the consolidated financial statements.

(b) Commitments

The Company does not have any significant commitments or long-term obligations as of any of the periods presented, except for those disclosed in the consolidated financial statements (notes 19).

NOTE 21 – SUBSEQUENT EVENTS

Guarantee

On April 23, 2020, the Company signed a financial guarantee agreement with Jiangsu Changjiang Commercial Bank for Taizhou Jiutian Pharmaceutical Co. Ltd. in borrowing of $409,558 (equivalent of RMB 2,900,000) for one-year period. On May 18, 2020 the Company signed a financial guarantee agreement with Bank of Nanjing for Taizhou Jiutian Pharmaceutical Co. Ltd. in borrowing of $480,172 (equivalent of RMB 3,400,000) for a one-year period. The Company is obliged to pay on behalf the related party the principal, interest, penalty and other expenses if Taizhou Jiutian Pharmaceutical Co. Ltd. defaults in payment.

Other receivable from Huangshan Panjie Investment Management Co., Ltd.

In June 2020, the Company agreed with Huangshan Panjie Investment Management Co., Ltd., the General Partner and other limited partners to withdraw the installment of $3.5 million (RMB 25 million) made on June 14, 2019. The company received payment of $2.8 million (RMB 20 million) on June 30, 2020 and expects to receive the rest by the end of October 2020.

Issuance of shares for convertible notes principal and interest partial settlement

From April 1, 2020 to July 30, 2020, 25,469,183 ordinary shares were issued for convertible notes principal and interest partial settlement.

Loan receivable from RH Holdings Management (HK) Limited

The Company did not renew the loan $1.5 million made to RH Holdings Management (HK) Limited upon maturity date May 31, 2020 and expects to fully collect the loan by the end of October 2020.

COVID-19

The Company’s operations are affected by the recent and ongoing outbreak of the coronavirus disease 2019 (COVID-19) which in March 2020, was declared a pandemic by the World Health Organization. The COVID-19 outbreak is causing lockdowns, travel restrictions, and closures of businesses. The Company’s business has been negatively impacted by the COVID-19 coronavirus outbreak to certain extent.

From late January 2020 to the middle of March 2020, the Company had to temporarily suspend our manufacturing activities due to government restrictions. During the temporary business closure period, our employees had very limited access to our manufacturing facilities and the shipping companies were not available and as a result, the Company experienced difficulty delivering our products to the customers on a timely basis. In addition, due to the COVID-19 outbreak, some of the customers or suppliers may experience financial distress, delay or default on their payments, reduce the scale of their business, or suffer disruptions in their business due to the outbreak. Any increased difficulty in collecting accounts receivable, delayed raw materials supply, bankruptcy of small and medium businesses, or early termination of agreements due to deterioration in economic conditions could negatively impact our results of operations.

In light of the current circumstances and available information, the Company estimated that for the period from April to June 2020, the Company’s revenues could be approximately 26% lower as compared to the same period of last year.

As of the date of this filing, the COVID-19 coronavirus outbreak in China appears to have slowed down and most provinces and cities have resumed business activities under the guidance and support of the government. However, there is still significant uncertainty regarding the possibility of a second wave of infections, and the breadth and duration of business disruptions related to COVID-19, which could continue to have material impact to the Company’s operations.