Form 20-F
period 2021-03-31
China SXT Pharmaceuticals, Inc.
filed 2021-08-13
CIK 1723980

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________.

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

Feng Zhou

178 Taidong Rd North, Taizhou

Jiangsu, China

+86- 523-86298290

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Ordinary shares, par value US$0.004 per share	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of March 31, 2021 was: 15,525,094 ordinary shares, par value $0.004 per share.

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

Unless the context indicates otherwise, all references to “China” and the “PRC” refer to the People’s Republic of China, all references to “Renminbi” or “RMB” are to the legal currency of the People’s Republic of China, all references to “U.S. dollars,” “dollars” and “$” are to the legal currency of the United States. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On March 31, 2021, the cash buying rate announced by the People’s Bank of China was RMB6.5518 to $1.00.

On February 18, 2021, the Company filed an amended and restated memorandum and articles of association to effectuate a one-for-four reverse split for its ordinary shares (the “2021 Reverse Split”). The 2021 Reverse Split did change the number of the Company’s authorized preferred and ordinary shares, which remain as unlimited. The Company’s ordinary shares begin trading on a split-adjusted basis on February 22, 2021. As a result, the shareholders received one new ordinary share of the Company, par value $0.004 each, for every four shares they hold. No fractional ordinary shares were issued to any shareholders in connection with the reverse stock split. Each shareholder was entitled to receive one ordinary share in lieu of the fractional share that would have resulted from the reverse stock split. The share numbers in this annual report are all presented on a post-split basis unless otherwise noted.

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

These statements are necessarily subjective and involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements described in or implied by such statements. Actual results may differ materially from expected results described in our forward-looking statements, including with respect to correct measurement and identification of factors affecting our business or the extent of their likely impact, and the accuracy and completeness of the publicly available information with respect to the factors upon which our business strategy is based on the success of our business.

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

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

The following table presents the selected consolidated financial information of our company. The selected consolidated statements of operations data for the years ended March 31, 2021, 2020 and 2019 and the selected consolidated balance sheets data as of March 31, 2021 and 2020 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our audited consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results do not necessarily indicate results expected for any future period. You should read the following selected financial data in conjunction with the consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this report.

	For the years ended March 31,
	2021	2020	2019
Summary Consolidated Statements of Operations:
Operating revenue	$4,777,573	$5,162,268	$7,012,026
Cost of revenue	(1,938,023)	(2,458,566)	(2,400,491)
Gross Profit	2,839,550	2,703,702	4,611,535

Operating expense
Selling	1,587,333	1,583,284	1,605,497
General and administrative	3,449,293	2,461,535	1,236,546
Total operating expenses	5,036,626	4,044,819	2,842,043

Other income (expense)
Other income (expense), net	(743,790)	(9,048,477)	21,967

(Loss) income before income taxes (benefits)	(2,940,866)	(10,389,594)	1,791,459

Provision (Benefit) for income taxes	(192,683)	(101,722)	252,232

Net income (loss)	(2,748,183)	(10,287,872)	1,539,227

Net income (loss) attributable to China SXT Pharmaceuticals, Inc.	$(2,748,183)	$(10,287,872)	$1,539,227

The following table presents our summary consolidated balance sheet data as of March 31, 2021 and 2020.

	March 31,	March 31,
	2021	2020
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	$13,333,028	$7,287,032
Other assets	21,214,574	14,415,146
Total assets	$34,547,602	$21,702,178
Total liabilities	18,586,195	12,300,825
Total shareholders’ equity	$15,961,407	$9,401,353

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

Summary of Risk Factors

Risks Related to Our Business

Risks and uncertainties related to our business include, but are not limited to, the following:

●	We face risks related to nature disasters (whether or not caused by climate change), unusually adverse weather conditions, pandemic outbreaks, in particular, the current coronavirus pandemic, terrorist acts and global political events, all of which could result in adverse effects to our business and financial performance.

●	Our significant business lines have a limited operating history, which makes it difficult to evaluate our future prospects and results of operations.

●	Our dependence on a small number of customers could adversely affect our business or results of operations.

●	Our business requires a number of permits and licenses in order to carry on their business.

●	Any disruption in the supply chain of raw materials and our products could adversely impact our ability to produce and deliver products.

●	Price control regulations in the PRC may decrease our profitability.

Risks Related to Our Corporate Structure

We are also subject to risks and uncertainties related to our corporate structure, including, but are not limited to, the following:

●	We do not have direct ownership of our operating entities in China, but have control rights and the rights to the assets, property, and revenue of our variable interest entity in China via a series of contractual arrangements for our business operations, which may not be as effective in providing operational control or enabling us to derive economic benefits as through ownership of controlling equity interests.

●	Contractual arrangements in relation to our variable interest entity may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC variable interest entity owe additional taxes, which could negatively affect our results of operations and the value of your investment.

●	The approval of the China Securities Regulatory Commission and other compliance procedures may be required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval. As a result, both you and us face uncertainty about future actions by the PRC government that could significantly affect our financial performance and the enforceability of the VIE Agreements.

●	PRC laws and regulations governing our current business operations are sometimes vague and uncertain.

●	We have not received or been denied any permission from the PRC authorities to list on U.S. stock exchanges. However, we face uncertainty about future actions by the PRC government that could significantly affect the operating company’s financial performance and the enforceability of the VIE Agreements.

●	Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

Risks Relating to Doing Business in the PRC

We face risks and uncertainties relating to doing business in the PRC in general, including, but not limited to, the following:

●	The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our offering, business operations, share price and reputation.

●	Our Ordinary Shares may be prohibited to trade on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors for three consecutive years beginning in 2021.

●	It may be difficult for overseas shareholders and/or regulators to conduct investigation or collect evidence within China.

●	We face exposure to foreign currency exchange rate fluctuations.

Risks Related to Our Ordinary Shares

In addition to the risks described above, we are subject to general risks and uncertainties relating to our ordinary shares, including, but not limited to, the following:

●	The market price for our ordinary shares may be volatile.

●	For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

●	If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

●	As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, and are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NASDAQ Stock Market corporate governance listing standards.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

●	We do not intend to pay dividends for the foreseeable future.

Risks Related to Our Business

We face risks related to nature disasters (whether or not caused by climate change), unusually adverse weather conditions, pandemic outbreaks, in particular, the current coronavirus pandemic, terrorist acts and global political events, all of which could result in adverse effects to our business and financial performance.

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

Jiangsu Province, where we conduct a substantial part of our business, was materially impacted by the COVID-19. We have been following the recommendations of local health authorities to minimize exposure risk for our employees, including the temporary closures of our offices and production, and having employees work remotely. Our on-site work was not resumed until mid-March, 2020 upon the approval from the local government. Due to the extended lock-down and self-quarantine policies in China, we have experienced significant business disruption for the past two and a half months. Some of our employees in other provinces are still subject to the lock-down policy implemented by the local governments and could not return to work. Our production was resumed in mid-March, 2020. Due to the material impacts of COVID-19 on our logistics, our production was picking up slowly and returned to the normal level in May 2020.

Many of the quarantine measures within China have been relaxed as of the date of this annual report, however, relaxation of restrictions on economic and social activities may lead to new cases. There have been occasional outbreaks of COVID-19 in various cities in China, and the Chinese government may again take measures to keep COVID-19 in check. In addition, the longer-term trajectory of COVID-19, both in terms of scope and intensity of the pandemic in China, together with its impact on the industry and the broader economy are still difficult to assess or predict and face significant uncertainties that will be difficult to quantify. If there is not a material recovery in the COVID-19 situation, or the situation further deteriorates in China, our business, results of operations and financial condition could be materially and adversely affected. While the potential downturn brought by and the duration of the COVID-19 outbreak is difficult to assess or predict and the full impact of the virus on our operations will depend on many factors beyond our control. Our business, results of operations, financial condition and prospects could be materially adversely affected to the extent that COVID-19 persists in China or harms the Chinese and global economy in general.

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

To date, we have relied almost exclusively on organically generated revenues and financing transactions to fund our operations. Our inability to obtain sufficient additional financing would have a material adverse effect on our ability to implement our business plan and, as a result, could require us to significantly curtail or potentially cease our operations. At March 31, 2021, we had cash and cash equivalents and restricted cash of $13,358,975, total current assets of $23,233,476 and total current liabilities of $18,579,903. At March 31, 2020, we had cash and cash equivalents of $7,287,032, total current assets of $19,636,313 and total current liabilities of $12,264,314. We will need to engage in capital-raising transactions in the near future. Such financing transactions may well cause substantial dilution to our shareholders and could involve the issuance of securities with rights senior to the outstanding shares. Our ability to complete additional financings is dependent on, among other things, the state of the capital markets at the time of any proposed offering, market reception of the Company and the likelihood of the success of its business model and offering terms. There is no assurance that we will be able to obtain any such additional capital through asset sales, equity or debt financing, or any combination thereof, on satisfactory terms or at all. Additionally, no assurance can be given that any such financing, if obtained, will be adequate to meet our capital needs and to support our operations. If we do not obtain adequate capital on a timely basis and on satisfactory terms, our revenues and operations and the value of our Ordinary Shares and Ordinary Share equivalents would be materially negatively impacted and we may cease our operations.

Although we were incorporated 16 years ago, our significant business lines have a limited operating history, which makes it difficult to evaluate our future prospects and results of operations.

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

In June 2020, the Company agreed with the Fund, the GP and other limited partners to withdraw the installment of $3.5 million (RMB 25 million) made on June 14, 2019. The company received payment of $3.1 million (RMB 21.25 million) for the year ended March 31, 2021 and expects to receive the rest investment balance and interest before December 31, 2022 based on the agreement reached with Huangshan Panjie. We cannot guarantee that we will be able to collect the rest of the investment.

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

We derive a substantial portion of our revenue from a relatively small number of customers. The Company had two significant customers which accounted for 19.37% and 15.31% of our total revenue during the year ended March 31, 2021, respectively. For additional information regarding Suxuantang’s customer concentrations, see “Consolidated Financial Statements - Note 2 (v) 4). Concentration Risks.” We expect that Suxuantang’s largest customers will continue to account for a substantial portion of its total net revenue for the foreseeable future. Suxuantang has long-standing relationships with many of its significant customers. However, because Suxuantang’s customers generally contract with a finite duration, Suxuantang may lose these customers if the contracts are not renewed or replaced. The loss or reduction of, or failure to renew or replace, any significant contracts with any of these customers could materially reduce Suxuantang’s revenue and cash flows. If Suxuantang does not replace them with other customers, the loss of business from any one of such customers could have a material adverse effect on our business or results of operations.

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

Our business requires a number of permits and licenses.

Pharmaceutical companies in China are required to obtain certain permits and licenses from various PRC governmental authorities, including passing Good Manufacturing Practice (“GMP”) compliance-inspection without notification. We are also required to obtain a Pharmaceutical Product Permit.

Also, we participate in the manufacture of Chinese medicine, which is subject to various PRC laws and regulations pertaining to the pharmaceutical industry. We have obtained certificates, permits, and licenses required for the operation of a pharmaceutical enterprise and the manufacturing of pharmaceutical products in the PRC. We are required to meet GMP standards in order to continue manufacturing pharmaceutical products. There is no guarantee we will always be able to pass the GMP compliance-inspection in the future.

We cannot assure you that we can maintain all required licenses, permits and pass the GMP compliance-inspection to carry on our business at all times, and in the past from time to time we may have not been in compliance with all such required licenses, permits and pass the GMP compliance-inspection. Moreover, these licenses, permits and pass the GMP compliance-inspection are subject to periodic renewal and/or reassessment by the relevant PRC governmental authorities and the standards of such renewal or reassessment may change from time to time. We intend to apply for the renewal of these licenses, permits and to pass the GMP compliance-inspection when required by then applicable laws and regulations. Any failure by us to obtain and maintain all licenses, permits and to pass the GMP compliance-inspection necessary to carry on our business at any time could have a material adverse effect on our business, financial condition and results of operations. In addition, any inability to renew these licenses, permits and to pass the GMP compliance-inspection could severely disrupt our business and prevent us from continuing to carry on our business. Any changes in the standards used by governmental authorities in considering whether to renew or reassess our business licenses, permits and to pass the GMP compliance-inspection, as well as any enactment of new regulations that may restrict the conduct of our business, may also decrease our revenue and/or increase our costs and materially reduce our profitability and prospects. Furthermore, if the interpretation or implementation of existing laws and regulations changes or if new regulations come into effect requiring us to obtain any additional licenses, permits or pass any GMP compliance-inspection that were previously not required to operate our existing businesses, we cannot assure you that we will successfully obtain such licenses, permits or pass the GMP compliance-inspection.

Our innovative Directly-Oral-TCMP and After-Soaking-Oral-TCMP in China are subject to continuing regulation by the National Medical Products Administration (“NMPA”) of China. If the labeling or manufacturing process of an approved medicine is significantly modified, the NMPA requires that we obtain a new pre-market approval or pre-market approval supplement. Furthermore, there is no specific law or details of regulations that apply to our innovative Directly-Oral-TCMP and After-Soaking-Oral-TCMP, but we will be required to comply with all existing and new rules related to them.

Price control regulations in the PRC may decrease our profitability.

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

Under Chinese regulations, patients purchasing medicine listed by the central and/or provincial governments in the insurance catalogue may be reimbursed, in part or in whole, by a social medicine fund. Accordingly, pharmaceutical distributors prefer to engage in the distribution of medicine listed in the insurance catalogue. Currently, 95% of our TCMP products, including 18 Advanced TCMP products are listed in the insurance catalogue. The content of the insurance catalogue is subject to change by the PRC Ministry of Labor and Social Security, and new medicine may be added to the insurance catalogue by provincial level authorities as part of their limited ability to change certain medicines listed in the insurance catalogue. If the TCMP products we produce are replaced by other medicines or removed from the insurance catalogue in the future, our revenue may suffer.

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

Risks Related to Our Corporate Structure

We do not have direct ownership of our operating entities in China, but have control rights and the rights to the assets, property, and revenue of our variable interest entity in China via a series of contractual arrangements for our business operations, which may not be as effective in providing operational control or enabling us to derive economic benefits as through ownership of controlling equity interests.

We do not have direct ownership of our operating entities in China, but have control rights and the rights to the assets, property, and revenue of Taizhou Suxuantang via a series of contractual arrangement for our business operations. These contractual arrangements may not be as effective in providing us with control over Taizhou Suxuantang as ownership of controlling equity interests would be in providing us with control over, or enabling us to derive economic benefits from the operations of Taizhou Suxuantang. Under the current contractual arrangements, as a legal matter, if Taizhou Suxuantang or any of their shareholders fails to perform its, his or her respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies available under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective. For example, if shareholders of a variable interest entity were to refuse to transfer their equity interests in such variable interest entity to us or our designated persons when we exercise the purchase option pursuant to these contractual arrangements, we may have to take a legal action to compel them to fulfill their contractual obligations.

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

In addition, if any variable interest entity or all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of the variable interest entity undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business and our ability to generate revenues.

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

The approval of the China Securities Regulatory Commission and other compliance procedures may be required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval. As a result, both you and us face uncertainty about future actions by the PRC government that could significantly affect the operating company’s financial performance and the enforceability of the VIE Agreements.

The Provisions Regarding Mergers and Acquisitions of Domestic Projects by Foreign Investors (the “M&A Rules”) requires an overseas special purpose vehicle that are controlled by PRC companies or individuals formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies using shares of such special purpose vehicle or held by its shareholders as considerations to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, the application of the M&A Rules remains unclear. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval. Any failure to obtain or delay in obtaining CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

Our PRC legal counsel has advised us based on their understanding of the current PRC laws, regulations and rules that the CSRC’s approval may not be required for the listing and trading of our Ordinary Shares on the Nasdaq Capital Market in the context of this offering, given that: (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours in this prospectus are subject to this regulation, (ii) we establish our WFOE by means of direct investment and acquiring equity interest or assets of an entity other than “PRC domestic company” as defined under the M&A Rules, and (iii) no explicit provision in the M&A Rules clearly classifies VIE Agreements as a type of transaction subject to such Rules.

However, our PRC legal counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, regulations and rules or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC regulatory agencies, including the CSRC, would reach the same conclusion as our PRC legal counsel does. If it is determined that CSRC approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to obtain or delay in obtaining CSRC approval for this offering. These sanctions may include fines and penalties on our operations in China, limitations on our operating privileges in China, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, reputation, financial condition, results of operations, prospects, as well as the trading price of the Ordinary Shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the Ordinary Shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the Ordinary Shares we are offering, you would be doing so at the risk that the settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities, which was available to the public on July 6, 2021. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As of the date of this prospectus, we have not received or been denied of any permission from the PRC authorities to list on U.S. stock exchanges. As these opinions were recently issued, official guidance and interpretation of the opinions remain unclear in several respects at this time. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all. We face uncertainty about future actions by the PRC government that could significantly affect the operating company’s financial performance and the enforceability of the VIE Agreements.

PRC laws and regulations governing our current business operations are sometimes vague and uncertain.

We are an offshore holding company conducting all of our business through our subsidiaries and variable interest entities in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries and variable interest entities are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws and regulations applicable to wholly foreign-owned enterprises.

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

In addition, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. Since this document is relatively new, uncertainties still exist in relation to how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on companies like us.

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

Among other things, the Draft FIL expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. The Draft FIL specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens. Once an entity is determined to be an FIE, it will be subject to the foreign investment restrictions or prohibitions set forth in a “negative list,” to be separately issued by the State Council later. Unless the underlying business of the FIE falls within the negative list, which calls for market entry clearance, prior approval from the government authorities as mandated by the existing foreign investment legal regime would no longer be required for establishment of the FIE. Under the Draft FIL, the variable interest entities (or “VIEs”) that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is on the “negative list” the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC companies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, the VIEs will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

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

We are a holding company and we rely for funding on dividend payments from our variable interest entity, which are subject to restrictions under PRC laws.

We are a holding company incorporated in the British Virgin Islands, and we operate our core businesses through our subsidiaries in the PRC and through our variable interest entity, or VIE. Therefore, the availability of funds for us to pay dividends to our shareholders and to service our indebtedness depends upon dividends received from these PRC subsidiaries and VIE. If our subsidiaries and VIE incur debt or losses, their ability to pay dividends or other distributions to us may be impaired. As a result, our ability to pay dividends and to repay our indebtedness will be restricted. PRC laws require that dividends be paid only out of the after-tax profit of our PRC subsidiaries calculated according to PRC accounting principles, which differ in many aspects from generally accepted accounting principles in other jurisdictions. PRC laws also require enterprises established in the PRC to set aside part of their after-tax profits as statutory reserves. These statutory reserves are not available for distribution as cash dividends. In addition, restrictive covenants in bank credit facilities or other agreements that we or our subsidiaries may enter into in the future may also restrict the ability of our subsidiaries to pay dividends to us. These restrictions on the availability of our funding may impact our ability to pay dividends to our shareholders and to service our indebtedness.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on September 30, 2021. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on January 1, 2022, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the NASDAQ Stock Market listing rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

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

Risks Related to Doing Business in China

The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our offering, business operations, share price and reputation.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in China and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act.

On May 21, 2021, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in a “Restrictive Market”, (ii) prohibit Restrictive Market companies from directly listing on Nasdaq Capital Market, and only permit them to list on Nasdaq Global Select or Nasdaq Global Market in connection with a direct listing and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

As a result of these scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our offering, business and our share price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our share.

Our Ordinary Shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors for three consecutive years beginning in 2021. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such ordinary shares from being traded on a national securities exchange or in the over the counter trading market in the U.S.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is currently subject to PCAOB inspections. However, the recent developments would add uncertainties to our offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company’s auditor was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition to the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ordinary shares to be materially and adversely affected, and our securities could be delisted or prohibited from being traded on the national securities exchange earlier than would be required by the HFCA Act. If our Ordinary Shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Ordinary Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Ordinary Shares.

It may be difficult for overseas shareholders and/or regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

Our principal business operation is conducted in the PRC. In the event that the U.S. regulators carry out investigation on us and there is a need to conduct investigation or collect evidence within the territory of the PRC, the U.S. regulators may not be able to carry out such investigation or evidence collection directly in the PRC under the PRC laws. The U.S. regulators may consider cross-border cooperation with securities regulatory authority of the PRC by way of judicial assistance, diplomatic channels or regulatory cooperation mechanism established with the securities regulatory authority of the PRC.

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

B. Business Overview

We are an offshore holding company conducting all of our business through our subsidiaries and variable interest entity, Taizhou Suxuantang in China. Neither we nor our subsidiaries own any share in Taizhou Suxuantang. Instead, we control and receive the economic benefits of Taizhou Suxuantang’s business operation through a series of contractual arrangements, also known as VIE Agreements. The VIE Agreements are designed to provide our wholly-foreign owned entity with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of Taizhou Suxuantang, including absolute control rights and the rights to the assets, property, and revenue of Taizhou Suxuantang. As a result of our direct ownership in the WFOE and the VIE Agreements, we are regarded as the primary beneficiary of Taizhou Suxuantang.

Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries and variable interest entities are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws and regulations applicable to wholly foreign-owned enterprises. Because of our corporate structure, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitation on foreign ownership of internet technology companies, and regulatory review of oversea listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the contractual arrangements, or known as the VIE Agreements. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard. Our VIE Agreements may not be effective in providing control over our variable interest entities. We may also subject to sanctions imposed by PRC regulatory agencies including Chinese Securities Regulatory Commission if we fail to comply with their rules and regulations.

Through our subsidiaries and variable interest entities in China, we are an innovative pharmaceutical company based in China that focuses on the research, development, manufacture, marketing and sales of TCMP. TCMP is a type of TCM products that has been widely accepted by Chinese people for thousands of years. Throughout the decades of years, TCMP products’ origin, identification, prepared process, quality standard, indication, dosage and administration, precautions, and storage have been well documented, listed and specified in “China Pharmacopoeia” a state-governmental issued guidance on manufacturing TCMP. In recent years, TCMP industry enjoyed more rapid growth than any other segments of the pharmaceutical industry primarily due to the favorable government policies for the TCMP industry. Because of the favorable government policies, TCMP products do not have to go through rigorous clinical trials before commercialization. We currently sell three types of TCMP products: Advanced TCMP, Fine TCMP and Regular TCMP. Although all of our TCMP products are generic TCMP drugs and we did not change the medical effects of these products in any significant way, these products are innovative in terms of their unconventional administration. The complexity of the manufacturing process is what differentiates these types of products. Advanced TCMP typically has the highest quality because it requires specialized equipment and prepared processes to manufacture, and has to go through more manufacturing steps to produce than Fine TCMP and Regular TCMP. Fine TCMP is also manufactured with more refined ingredients than Regular TCMP.

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

We have developed 19 Advanced TCMPs, 17 of which have been produced and marketed, 10 Fine TCMPs, 235 Regular TCMPs and 4 TCMHS solid beverages. Advanced TCMP has gradually become our principal product due to its quality and greater market potential. For the fiscal year ended March 31, 2021, Advanced TCMP brought in 37.1% of the total revenue, whereas Fine TCMP and Regular TCMP each brought in 12.1% and 30.4% of the total revenue respectively. For the fiscal year ended March 31, 2020, Advanced TCMP brought in 30.6% of the total revenue, whereas Fine TCMP and Regular TCMP each brought in 20.0% and 44.2% of the total revenue respectively. For the fiscal year ended March 31, 2019, Advanced TCMP brought in 51.8% of the total revenue, whereas Fine TCMP and Regular TCMP each brought in 7.5% and 40.7% of the total revenue respectively. Our Advanced TCMP includes nineteen products, which can be further divided into seven Directly-Oral TCMP products, and ten After-Soaking-Oral TCMP products. Directly-Oral TCMP, as the name suggests, has the advantage of being taken orally. After-Soak-Oral TCMP comes as a small, porous, sealed bag that can be immersed in boiling water to make an infusion. Our major Directly-Oral-TCMP are SanQiFen, CuYanHuSuo, XiaTianWu and LuXueJing; our major After-Soaking-Oral-TCMP are ChenXiang, SuMu, ChaoSuanZaoRen, and JiangXiang. For each principal product’s indications and year of commercialization, see “Business – Our Products.”

Taizhou Suxuantang, our VIE entity, was founded in 2005 and has grown significantly in recent years. Our net revenues decreased from $5,162,268 in fiscal year ended March 31, 2020 to $4,777,573 in fiscal year ended March 31, 2021, representing a decrease of 7%. Our net loss decreased from $10,287,872 in fiscal year ended March 31, 2020 to $2,748,183 in fiscal year ended March 31, 2021, representing a decrease of 73% of net loss during this period. Our net revenues decreased from $7,012,026 in fiscal year ended March 31, 2019 to $5,162,268 in fiscal year ended March 31, 2020, representing a decrease of 26%. Our net income decreased from $1,539,227 in fiscal year ended March 31, 2019 to a net loss of $10,287,872 in fiscal year ended March 31, 2020, representing a decrease of 768% during this period.

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

We have been focusing on the research and development of new Advanced TCMP products. Dr. Jingzhen Deng, who has over 36 years of experience in the TCMP research and development field, joined our Company in June 2013 as Vice President and Director of research and development. Under his leadership, we established a research center in December 2013. We submitted eight invention patent applications regarding Advanced TCMP to the State Intellectual Property Office of the PRC in the Spring of 2017. We also submitted five additional invention patent applications to the State Intellectual Property Office of PRC afterward, , one of which was rejected as of the date of this annual report. All of these patents have been under the substantive examination stages, which do not involve new products.

Our major customers are hospitals, especially TCM hospitals, primarily in the Jiangsu province in China. Another substantial part of our sales are made to pharmaceutical distributors, which then sell our products to hospitals and other healthcare distributors. As of July 31, 2021, our end-customer base includes 70 pharmaceutical companies, 12 chain pharmacies and 59 hospitals in 10 provinces and municipalities in China including Jiangsu, Hubei, Shandong, Hebei, Jiangxi, Guangdong, Anhui, Henan, Liaoning, and Fujian.

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

Directly-Oral TCMP is a novel Advanced TCMP recently cataloged on Pharmaceutical GMP (version 2010) and China Pharmacopoeia (version 2020) Parts I and IV. The products, unlike Regular TCMP, can be taken orally without decocting. Following the principle of Directly-Oral-TCMP, we have established a new scientific and technological strategy and methods for the research and development of the direct-oral pharmaceutical TCMP products. Our products comply with the regulations of the National Medical Products Administration (NMPA) and provincial MPA, as well as keep the principles of TCM. Our R&D results indicated that the Directly-Oral TCMP products, in contrast to Regular TCMPs, have significant advantages in terms of preserving the quality of the TCM original ingredients, and being safer and easier to use.

After-Soaking-Oral TCMP

After-Soaking-Oral TCMP is another new type of Advanced TCMP, which can be taken after soaking with hot water without decocting. It is defined on China Pharmacopoeia (version 2020) Parts I and IV. Like the Directly-Oral TCMP, we also have built a new scientific and technological strategy and methods for the R&D of the after-soaking orally pharmaceutical TCMP products. The products comply with the regulations of the NMPA and local MPA, as well as retain the principles of Chinese Traditional Medicine (“TCM”). Like Directly-Oral TCMP, our After-Soaking-Oral-TCMP provide the special features of being non-decocting, such as keeping NMPA-recognized TCM theoretic fundamental principles, preserving the quality of TCM original ingredients, increasing aqueous extracts to improve bioavailability for bioactive constitutes, and being easy to use and store.

Fine TCMP

We currently produce over 10 Fine TCMP products for drug stores and hospitals. Our Fine TCMP products are manufactured manually from only high-quality authentic ingredients derived from their region of origin.

Regular TCMP

We currently manufacture almost 235 Regular TCMP products listed on China Pharmacopoeia (version 2020) Parts I and IV for hospitals and drug stores for the treatment of various diseases or serving as dietary supplements.

TCMHS Solid Beverages

We developed and commercially launched four solid beverage products in April 2019, as part of the Company’s TCM Homologous Supplements (“TCMHS”) products, a classification of health-supporting food used traditionally in China as TCM but which are also consumed as food. The solid beverages are a kind of granules produced through extraction of TCMHS materials.

We currently have a product-developed portfolio of 19 Advanced TCMP products among which 17 Advanced TCMP products have been commercialized, 10 Fine TCMP products, and almost 235 Regular TCMP products that address a wide variety of diseases and medical indications. All of our products have complied with quality, dosage, safety and efficacy standards of Chinese Pharmacopoeia and have been granted permits issued by the Jiangsu MPA based on product manufacturing scope described in the Pharmaceutical Product Permit and GMP certification, and most of our products are sold on a prescription basis. The following table summarizes the approved indications for our marketed TCMP and TCMHS products and the year in which each such product was first marketed to our distributors.

Product	Ingredients	Indication	Year of Commercial Launch
ChenXiang (powders)	Powders of timbers of Aquilaria sinensis containing chromone, triterpenoid, volatile constituents.	Hiccups, vomit; chest distension, abdominal pain; urethral syndrome; prostatitis; atrophic gastritis, gastric ulcer; irritable bowel syndrome; and chronic pulmonary heart disease.	2015

SanQiFen (powders)	Powders of roots and rhizomes of Panax notoginseng containing ginsenoside and sanchinoside, dencichine, flavonoids, amino acids.	Coronary heart disease; high cholesterol; angina; hyperlipidemia; hemorrhage (bleeding); hepatobiliary diseases; intractable headache; and cancer.	2015

HongQi (pieces)	Dry roots of Hedysarum polybotrys containing flavonoids, saponins, polysaccharides.	Sweating; dizziness, palpitations; shortness of breath; chronic diarrhea archoptosis; dyspeptic fullness; indigestion; hemiplegia, arthralgia, numbness; chronic wound; diabetic nephropathy; low immunity; cancer; and liver disease.	2015

SuMu (powders)	Powders heartwoods of Caesalpinia sappan containing homeisoflavonoid, and triterpenoid compounds.	Digestive tract tumor; liver cancer; ovarian neoplasms; cervical cancer; chronic myeloid leukemia; fracture; traumatic injury; thoracic abdominal pain; carbuncle furuncle sore; immunosuppressive agent; and diabetes.	2015

JiangXiang (powders)	Powder of heartwoods of trunks and roots of Dalbergia odorifera containing flavonoid, terpenoid, volatile constituents.	Coronary heart disease; angina pectoris, arrhythmia; hypertension; hyperlipidemia; dizziness; vomiting blood, nose bleed, bleeding and injury; pain caused by ecchymoma; pediatric glomerulonephritis; and pediatric pneumonia.	2015

CuYanHuSuo (powders)	Powders of dry tubers of Corydalis yanhusuo W.T.Wang containing isoquinoline alkaloids.	Various pains (non-addictive analgesics); Paroxysmal atrial fibrillation; Rapid supraventricular arrhythmia; Superficial gastritis; Acute or chronic torsion and contusion	2015

XiaTianWu (powders)	Powders of tubers of Corydalis decumbens containing isoquinoline alkaloid constituents.	Hemiplegia; facial paralysis; cerebral infarction; waist intervertebral disc prominent sickness; cervical spondylopathy; shoulder periarthritis; sciatica; arthritic symptoms; cerebral apoplexy; and pseudomyopia.	2016

LuXueJing (crystal-like scales)	Dry blood of Cervus nippon or Cervus elaphus containing proteins.	Leukopenia; thrombocytopenia; or hypoimmunity; chronic anemia; aplastic anemia; erectile dysfunction; and postoperative rehabilitation.	2016

Product	Ingredients	Indication	Year of Commercial Launch
XueJie (powders)	Powders of fruit resins of Daemonorops draco containing flavanoide, terpenoid, and phlobaphene constituents, and resins.	Myocardial infarction; coronary heart disease, angina pectoris; anorectal, gastrointestinal diseases; internal and external bleeding; chronic inflammatory colitis; chronic dermal ulcer; cervical erosion, diabetic foot ulcer; scrotal edema; and post-herpetic neuralgia.	2016

ChaoSuanZaoRen (powders)	Powders of slight flied seeds of Ziziphus jujuba containing flavonoid, saponin, alkaloid compounds.	Insomnia, upsetting; spontaneous sweating; night sweat; hyperhidrosis; cardiovascular atherosclerosis; hypertension; high blood lipids; epileptic; and hypoimmunity.	2016

HongQuMi (grains)	Dry rice fermented by fungi Monascus purpureus containing monacolins, monascus pigments, polysaccharides.	High blood lipids, high blood pressure; postpartum lochiorrhea; abdominal pain; dyspeptic fullness; indigestion; poor appetite; osteoporosis, climacteric syndrome; hypoimmunity; and diabetic nephropathy syndrome	2016

ChuanBeiMu (powders)	Powders of bulbus of Fritilaria cirrhosa or F. unibracteata or F. przezvalskii or F. delavayi or F. taipaiensis, or F. unibracteata containing alkaloid, sterol, nucleosides constituents.	Children with chronic irritating cough; difficultly in expectoration; sore throat; acute or chronic bronchitis; dry cough; epilepsy; mastitis; and hypertension.	2017

HuangShuKuiHua (powders)	Powders of corollas of Abelmoschus manihot containing flavonoid and flavone glycoside, polysaccharide constituents, volatile oil, proteins.	Chronic nephritis; hydremic nephritis; adiabatic nephropathy; oral ulcers; parotitis; edemas; cerebrovascular disease; cancer; and scalds or burns.	2017

WuWeiZi (Crude powders)	Ripe fruits of Schisandra chinensis (Turcz.) Baill. containing lignans, volatile constituents, organic acids, sterol, vitamin C, vitamin E.	Acute or chronic hepatitis; dizziness and vitreous opacification; neurasthenic and insomnia; asthma and bronchitis; angioneurotic headache; gallstones.	2018

DingXiang (powders)	Buds of Ewgewia caryophyllata Thunb. containing volatile oil, such aseugenol, beta-caryophyllene, humuleno, chavicol, eugenone; flavonoids, and triterpenoid constituents.	Abdominal pain; hiccup; nausea and vomiting; erectile dysfunctiona (ED); chronic gastritis and gastric ulcer; tooth pains.	2018

RenShen (powders)	Roots and rhizomes of Panax ginseng C. A. Mey. containing panaxosides, such as panaxoside Rg1, Re, Rb1, flavonoids, panax polysaccharides, organogermanium.	Cardiogenic shock, fatigue, diabetes, impotence, senility, and asthenic overstrain.	2018

QingGuo (crude powders)	Dry fruits of Canarium album Raeusch. containing flavonoids, triterpenes, lignans, polyphenols, organic acids, volatile oil, etc.	Sore throat, laryngopharyngitis, cough, allergic asthma, diabetes, and intoxication.	2018

Product	Ingredients	Indication	Year of Commercial Launch
JueMingZi (powders)	Mature seeds of Cassia obtusifolia L. containing anthraquinones, naphthyl ketones, fatty acids, volatile constituents, daidzein, polysaccharides, amino acids.	High blood pressure; hyperlipidemia; cerebrovascular diseases; constipation; mastitis; ophthalmologic diseases.	2018

ShaRen (powders)	Ripe fruits of Amomom villosum Lour. or A. villosum var. xanthioides T. L. Wu et Senjen or A. longiligulare T. L. Wu containing volatile constituents and flavonoids.	Gastric and duodenal ulcer; enteritidis; pediatrics abdominal pain and chronic diarrhea; irritable bowel syndrome; threatened abortion; chronic renal failure; glomerulonephritis; Kidney stones; asthma; chronic myeloid leukemia; malignant lymphoma.	2018

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

Our Suppliers, Customers and Distributors

We believe we have a well-functioning production and sales network. Our current Chinese medicine product portfolio is comprised of both prescription drugs and supplements. We have 5 major suppliers:  Haoxiangni in Henan province, Qiansu, Haixin, Yishengyuan, in Anhui province of China, which is one of the largest TCM markets in China, Shilu Group in Jilin province of China, and other major suppliers in Anhui, Qinghai, Gansu and Yunnan Province. We have long-term relationship with these suppliers, who supply raw materials of genuine TCM for our production process.

Our major customers are hospitals, especially TCM hospitals primarily in the Jiangsu and Liaoning provinces in China and pharmaceutical wholesalers. The wholesalers distribute our products to hospitals and other healthcare distributors such as Jiuzhoutong Pharmaceutical Co. Ltd. As of July 31, 2021, our end-customer base includes 70 pharmaceutical companies, 12 chain pharmacies and 59 hospitals in 10 provinces and municipalities in China including Jiangsu, Hubei, Shandong, Guangdong, Liaoning, Anhui, Henan, Jiangxi, Heilongjiang and Hainan.

We currently have 4 sales offices covering 10 of China’s major provinces/municipalities, including Jiangsu, Hubei, Shandong, Liaoning, Anhui, Henan, Jiangxi, Guangdong, Hebei and Fujian, and over 68 sales representatives who assist in managing our relationships with our existing distributors and developing future distributors. With relatively less intermediaries involved in distribution and sales compared to many other pharmaceutical companies in China, we are able to keep our selling cost lower than the industry average.

Research and Development

We devote substantial resources to the research and development of new products, which do not require additional approval from regulatory agencies unless the products are PTCMs. We have submitted 12 invention patent applications with the State Intellectual Property Office of the PRC, all of which are under the substantive examination stage. All of these patents are preparation process patents, which do not involve new products.

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

We built a DNA Exam Laboratory which was approved by Jiangsu province Medical Product Administration (JSMPA) in October of 2019. The Laboratory has been granted to perform research and development (R&D) and quality control of TCM raw materials and TCMP products applying DNA testing technology.

We believe our R&D team holds a leading position in the R&D field of Advanced TCMP products based on our market analysis of our 19 Advanced TCMP. We will continue to sharpen our advantages and expect to develop new Advanced TCMP products in the foreseeable future.

Under the administration and regulation of the NMPA, a new TCMP product is subject to GMP requirements to comply with corresponding standards of Chinese Pharmacopeia (Version 2020) Parts I and Part IV before it can be sold commercially without clinic trails and any additional approval from the NMPA. Since 2014, we have developed 8 Directly-Oral TCMP and 11 After-Soaking-Oral TCMP products and 17 of them are commercially marketed all of those to pharmaceutical distributors/hospitals.

In December 2018, we reconstructed and assembled an 850-square-meter facility and received a “Food Manufacturing Certificate” issued by the local Food and Drug Administration, which granted the Company permission to produce TCMHS (TCM Homologous Supplements). The scope of production includes “substitute teas,” made of TCMHS plants, and “solid beverage” a kind of granule produced through extraction of TCMHS materials.

We extended our production facility for lyophilization processing, also known as freeze drying, and received a new Pharmaceutical Manufacturing Permit with a new production scope of lyphilization processing from Jiangsu Province MPA on June 1, 2021. This lypohilization processing allows us to utilize the lyophilization technology for production of our products, especially Directly-Oral TCMPs and After-Soaking-Oral TCMPs, which contain temperature-sensitive components.

The lyophilization process is freezing materials or products and then removing the frozen water by sublimation (so ice turns directly into vapor leaving out the liquid phase). After going through the lyophilization process, materials or products become e loose and fragile, as a result, remarkably improving their aqueous solubility. Also, this process can make materials or products dryer, which can extend our products’ shelf life. More importantly, it can keep the original ingredients materials or products under frozen-drying condition. Our Directly-Oral TCMP, Luxuejing, which is made from fresh bloods of Cuerus nippon can enjoy such advantages provided by lyophilization process and have better quality.

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

We submitted four additional invention patent applications as follows:

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

Our research results on the sterilization of TCMP products revealed that certain high energy e-beam processing is a quick, efficient, reliable, non-degradable, and compatible sterilization method for most advanced TCMP products. Combining with the guideline on TCM irradiation sterilization released by NMPA on November 11, 2015, we use the e-beam processing for the sterilization of Directly-Oral TCMP and After-Soaking-Oral TCMP products. The e-beam processing is carried out at a certified and contracted company in Taizhou city of Jiangsu province in the PRC under our closed supervision. The technical method applied for the sterilization has been in our patent application for each product.

2.	Dust-Sucking Thermostatic Pulverizing Technique

We also apply the dust sucking thermostatic pulverizing technique for the pulverization of various materials such as roots, barks, fruits, seeds, and leafs to produce the Fine and Advanced TCMP products. This technique allows raw materials to go through multiple filters and cleaning mechanisms to remove impurities.

Quality Control and Assurance

In China, each pharmaceutical manufacturer was required to comply with the GMP standards and to obtain Pharmaceutical Product Manufacturing Permits and GMP Certification granted by the NMPA of the PRC before it engages in any pharmaceutical manufacturing and distribution. GMP standards regulate whole processes and procedures in generating pharmaceutical products to ensure the quality in China. Those include strict Quality Control (“QC”) and Quality Assurance (“QA”).

China National People’s Congress promulgated a new Pharmaceutical Administration Law of PRC, and was effective as of December 1, 2019. National Medical Products Administration (“NMPA”) is the new agency that replaced CFDA. The pharmaceutical GMP compliance-inspection replaced the “Pharmaceutical Certificate”. As a result, pharmaceutical manufacturers are required to obtain a “Pharmaceutical Manufacturing Permit” and pass pharmaceutical GMP compliance-inspection

Besides the strict pharmaceutical GMP requirements, TCMP manufacturers also need to obtain pharmaceutical product manufacturing permit specifically tailored to manufacturing of TCMP products.

We are GMP requirements-certified and have obtained a Pharmaceutical Manufacturing permit with the product manufacturing scopes covering all including specific types of TCMP. We have well-qualified and trained professional employees for manufacturing and quality control procedures. Our quality control starts with procurement and continues in our manufacturing, packaging, storage capabilities, and cost competitiveness to ensure that all of our products meet the requirements and are still profitable.

Certificates and Permits

A pharmaceutical manufacturer, including a TCMP manufacturer, must obtain a Pharmaceutical Manufacturing Permit from the NMPA’s relevant provincial branch. This permit is valid for five years and is renewable for an additional five-year period upon its expiration. Our current Pharmaceutical Manufacturing Permit, issued by the NMPA, will expire on December 17, 2025. Generally, we will file a renewal request 3 months before the expiration date.

Good Manufacturing Practice. A pharmaceutical manufacturer must meet the Good Manufacturing Practice (“GMP”) requirements and standards for each of its production facilities in China for each form of pharmaceutical product it produces. GMP requirements and standards include staff qualifications, production premises and facilities, equipment, raw materials, environmental hygiene, production management, quality control and customer complaint administration. If a manufacturer fails to meet the GMP requirements and standards in the NMPA non-scheduled compliance-inspection, it may be suspended the Pharmaceutical Manufacturing Permit by the NMPA.

A new GMP Certificate for our manufacturing facility had been issued and is effective from August 5, 2019 to August 4, 2024, before the new Pharmaceutical Administration Law of PRC was in effeteness as of December 1, 2019. Beside regular TCMP, fine TCMP, and Directly-oral TCMP, the high-Energy Electron Beam Sterilization Method utilized currently for our advanced TCMP products, and classification of After-Soaking-Oral TCMP had been also certified in the scope of production processing.

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

Complete Permits to Produce Advanced TCMP Products

We have the Pharmaceutical Manufacturing Permit and pharmaceutical good manufacturing practices (“GMP”) Certificates, both the Permit and the Certificate with the scope of Directly-Oral TCMP authorized by Jiangsu provincial MPA, to produce After-Soaking-Oral-TCMPs, Directly-Oral-TCMPs, Fine TCMPs and Regular TCMPs and there is no need to apply for additional permits from Jiangsu Food and Drug Commission in order to manufacture or sell our products. In China, TCMP companies are treated differently from other pharmaceutical companies manufacturing western drugs and Traditional Chinese Patent Medicine (“TCPM”). Both western drugs and TCPM are required to go through clinical trials and obtain clinical trial approval, whereas TCMP products have no such requirement. Once a TCM company obtains the Pharmaceutical Manufacturing Permit and GMP Certificate, it can begin manufacturing its products immediately. Currently, very few TCM companies in China have both the permit and the certificate with the scope required to produce TCMP, and Directly-Oral and After-Soaking-Oral products.

Strong Research and Development Capability

We believe that our research and development capabilities allow us to create innovative TCMP that fulfill our customers’ needs. Although all of our TCMP products are generic TCMP drugs and, these products are innovative in terms of their conventional administration. Our advance TCMPs come in the form of powders or sachets, which make oral administration easier for our customers. This improvement is significant because otherwise TCMP have to be prepared through decoction before use, which has proven to be both inconvenient and overly complex for customers. Our research and development team has demonstrated its success in use of the sophisticated research strategies and modern technologies to develop TCMP products with innovative features that lend us an edge over our major competitors. We have established a strong research and development team of 18 dedicated researchers as of July 30, 2021. Our R&D Team has successfully developed multiple modernized TCMPs, many of which have already been directly commercialized with our Pharmaceutical Manufacturing Permit, the Pharmaceutical GMP requirements and standards, and China Pharmacopoeia without the need for additional approvals or registrations by the regulatory authorities.

We believe that our research and development capabilities allow us to create innovative TCMP, and TCMHS products that fulfill our customers’ needs. Although all of our TCMP products are generic drugs and we did not change their medical effects in any significant way, these products are innovative in terms of their physical properties. Our advance TCMPs come in the form of powder or sachet, which make oral administration easier for our customers. This improvement is significant because otherwise TCMP have to be prepared through decoction, which has proven to be both ineffective and overly complex for customers. Our research and development team has demonstrated its success in use of the sophisticated research strategies and modern technologies to develop new TCMP products with innovative features that lend us an edge over our major competitors. We have established a strong research and development team of 18 dedicated researchers as of July 30, 2021. Our R& D Team has successfully developed multiple modernized TCMPs and TCMHS products, many of which have already been directly commercialized with our Pharmaceutical Manufacturing Permit and the Food Manufacturing Permit without the need for additional approvals or registrations by the regulatory authorities.

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

Our Growth Strength

The key elements of our strategy to grow our business include:

Promoting Our Existing Brands to Increase Our National Recognition. Although “Suxuantang” is a brand (“苏轩堂”) with a solid reputation in Eastern China, particularly Jiangsu Province, our national reach is relatively limited. In order to become a national brand, we intend to support and grow the existing recognition and reputation of our over 270-year old brand “Suxuantang” and maintain our branded pricing strategy through continued sales and marketing efforts, as well as our newly upgraded GMP-compliant production lines. To achieve this goal, we plan to promote the efficacy and safety profiles of all of our Advanced TCMP products to physicians at hospitals and clinics through our sales force, independent distributors and educational physician conferences and seminars. Under the current pharmaceutical regulations in China, TCMP manufacturers are not required to obtain approval from any regulatory authority in order to claim the efficacy and safety of TCMP products, since the efficacy and safety of such products are specifically indicated in “China Pharmacopeia”. China Pharmacopoeia provides state pharmaceutical standards and quality control requirements in China. There are currently 618 TCMP raw materials and their related products exclusively listed in China Pharmacopoeia Part I (version 2020). China Pharmacopeia offers guidance related to each TCMP raw material such as its origin, characteristics, properties, identification, quantitation (assay), indication (action), preparation processing, administration and dosage, storage, and side effects. Each TCMP manufacturer is required by law to follow the guidance set forth in the China Pharmacopoeia. China Pharmacopoeia Part I also stipulates the national standard for TCMP products regarding their efficacy and safety. We intend to promote and advertise the efficacy and safety profiles of all of our Advanced TCMP products by educating the physicians who might not be familiar with the China Pharmacopoeia.

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

Expanding Our Distribution Network to Increase Market Penetration. We intend to expand our reach in the PRC to drive additional growth in our existing and future products. We currently contract with over 145 distributors in the PRC and plan to expand on these relationships to target new markets. We plan to continue to broaden our marketing efforts outside of major cities in the PRC and to increase our market penetration in cities and rural areas where we already have a growing presence. Over the long term, we intend to expand our presence beyond the PRC to international markets by partnering with international pharmaceutical companies in cross-selling our products.

Employees

As of March 31, 2021, we had a total of 96 full-time employees and no part-time employee. The following table sets forth the breakdown of our employees as of March 31, 2021 by function:

	Number of Employees	% of Total
Function
Technology and Development	20	21%
Risk Management	3	3%
Operations, Sales and Marketing	15	15%
Product Development	37	39%
General and Administrative	21	22%
Total	96	100%

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

The regulatory system, known as the “Traditional Chinese Medicine Pieces System.” provides sole guidance on TCMP production in the following aspects:

The production of TCMP must comply with the “Pharmaceutical Administration Law of PRC (2019 Revision)”, “Good Manufacturing Practice (“GMP”) for drugs”, and “Good Supply Practice (“GSP”) for drugs”. Companies manufacturing and selling TCMP products must have the License: “Pharmaceutical Manufacturing Permit” and “TCM an approval throughout GMP compliance-inspection”. TCMP production companies that met both of the License Requirements within the scope of production and approval throughout GMP compliance-inspection will not be required to obtain National Medical Products Administration (“NMPA”, in lieu of CFDA effective on December 1, 2019) or local MPA approval before manufacturing their TCMP products and TCMP products are categorically exempted from being tested clinically because the effect of TCMP products are impossible to be tested clinically. As a result, TCMP products do not have the NMPA approval registration number, which is typically found in western medicine products.

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

New Medicine. If the NMPA approves a medicine production, it will issue a new approval after pharmaceutical GMP inspections conducted by NMPA or local MPA. During the monitoring period of pharmaceutical GMP compliance, the NMPA will monitor the safety of the new medicine, and will neither accept the compliance for an identical medicine by another pharmaceutical company, nor approve the production or import of an identical medicine by other pharmaceutical companies. As a result of these new regulations, keeping the compliance with pharmaceutical GMP requirements has the exclusive right to manufacture the new medicine during the monitoring period.

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

All TCMP (not TCPM) products as medicine are administrated separately by NMPA. Without clinical trial application, the TCMP medicines are registered and approved by the NMPA based on manufacturer’s Pharmaceutical Manufacturing Permit before they can be manufactured and sold. A TCMP manufacturer manufactures only the TCMP products of scope approved by NMPA described on both Pharmaceutical Manufacturing Permit and GMP requirements and standards. For example, Directly-Oral TCMP products are not subjected to manufacture without the directly oral TCMP term appeared on the Permit. The TCMP production and quality standard must comply with corresponding TCM and sections on the Pharmacopeia of the PRC.

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

Pharmaceutical Product Manufacturing

A pharmaceutical manufacturer must obtain a Pharmaceutical Manufacturing Permit from the NMPA’s relevant provincial branch. This permit is valid for five years and is renewable for an additional five-year period upon its expiration. Our current Pharmaceutical Manufacturing Permit, issued by the NMPA, will expire on December 17, 2025.

A pharmaceutical manufacturer must meet the Pharmaceutical Good Manufacturing Practice (current 2010 version) standards, or GMP standards, for each of its production facilities in China in respect of each form of pharmaceutical product it produces. GMP standards include staff qualifications, production premises and facilities, equipment, raw materials, environmental hygiene, production management, quality control and customer complaint administration.

China National People’s Congress promulgated a new revision “Pharmaceutical Adiministration Law of PRC (2019 Revision), and was effective as of December 1, 2019. National Medical Products Administration (“NMPA”) is the new agency that replaced CFDA. The pharmaceutical GMP inspection without notification has replaced the “Pharmaceutical GMP Certificate”. As a result, pharmaceutical manufacturers are required to obtain a valid “Pharmaceutical Manufacturing Permit”.

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

We have two products not listed on national Medicare Insurance Catalogue, which are Directly-Oral products LuXueJing   (which is listed on Medicare Insurance Catalogue of Jiangsu and Guangzhou provinces) and XueJie (powders). The revenue attributable to LuXueJing were $1,608,062 (RMB 10,796,209), $983,999 (RMB 6,852,276) and $977,610 (RMB 6,631,521) for the years ended March 31, 2019, 2020 and 2021, respectively. The revenue attributable to Xuejie powders is $27,224 (RMB 182,778), $4,047 (RMB 28,179) and $7,033 (RMB 47,706) for the years ended March 31, 2019, 2020 and 2021, respectively.

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

National Drug Reference Standard.

Our TCMP products must also satisfy national drug reference standard. In China, companies manufacturing TCMP products must follow a specific guidance known as the “Pharmacopoeia of the People’s Republic of China” (“Guidance”) and relevant standards promulgated by the drug control and administrative department of the State Council. This Guidance (Latest Version 2020) became effective on December 31, 2020 and it has been codified into state law with the purpose of providing clear guidance on TCMP manufacturing process. The Guidance shall apply to all aspects of TCMP manufacturing process including the research and development, production (import), management, use and supervision of TCMP. It provides standard language that can be used by TCMP companies to draft description, identification, processing, assay, property and flavor, meridian tropism, actions, indications, storage, administration and dosage, precautions and warnings of TCMP products.

C. Organizational Structure Chart

The following diagram illustrates our corporate structure, including our subsidiaries and consolidated affiliated entities, as of the date of this report:

China SXT Pharmaceuticals, Inc. a British Virgin Islands corporation
100%
China SXT Group Limited a Hong Kong corporation
Offshore
100%
Onshore
Taizhou Suxuantang Biotechnology Co., ("WFOE") a People's Republic of China corporation
VIE
Jiangsu Suxantang Pharmaceutical Co., Ltd. ("Taizhou Suxuantang") a People's Republic of China corporation

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

D. Property, plants and equipment

Facilities

We currently have the following GMP-certified facilities located in Taizhou city of Jiangsu province in China: approximately 1,200 square meters for Regular TCMP production, 450 square meters for Fine TCMP production, 240 square meters for Directly-Oral TCMP and After-Soaking-Oral TCMP production, 250 square meters for TCMP raw materials sterilization facility, 450 square meters for quality control, and research& development centers, and a total of 1,100 square meters for storage.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our results of operations and financial condition should be read together with our consolidated financial statements and the notes thereto and other financial information, which are included elsewhere in this Form 20-F. Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). In addition, our financial statements and the financial information included in this Form 20-F reflect our organizational transactions and have been prepared as if our current corporate structure had been in place throughout the relevant periods.

This section contains forward-looking statements. These forward-looking statements are subject to various factors, risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Further, as a result of these factors, risks and uncertainties, the forward-looking events may not occur. Relevant factors, risks and uncertainties include, but are not limited to, those discussed in the section entitled “Business,” “Risk Factors” and elsewhere in this Form 20-F. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management’s beliefs and opinions as of the date of this Form 20-F. We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new Information, future events or otherwise. See “Cautionary Note Regarding Forward-Looking Statements.”

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

We are an offshore holding company conducting all of our business through our subsidiaries and variable interests entity, Taizhou Suxuantang in China. Neither we nor our subsidiaries own any share in Taizhou Suxuantang. Instead, we control and receive the economic benefits of Taizhou Suxuantang’s business operation through a series of contractual arrangements, also known as VIE Agreements. The VIE Agreements are designed to provide our wholly-foreign owned entity with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of Taizhou Suxuantang, including absolute control rights and the rights to the assets, property, and revenue of Taizhou Suxuantang. As a result of our direct ownership in the WFOE and the VIE Agreements, we are regarded as the primary beneficiary of Taizhou Suxuantang.

Our past operating results are not an accurate indication of the lines of business we are principally engaged in currently. Thus, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in evolving markets rather than typical companies of our age. Some of these risks and uncertainties relate to our ability to:

●	attract additional customers and increased spending per customer;

●	increase awareness of our brand and develop customer loyalty;

●	respond to competitive market conditions;

●	respond to changes in our regulatory environment;

●	manage risks associated with intellectual property rights;

●	maintain effective control of our costs and expenses;

●	raise sufficient capital to sustain and expand our business;

●	attract, retain and motivate qualified personnel; and

●	upgrade our technology to support additional research and development of new products.

Results of Operations for the Year Ended March 31, 2021 Compared to the Year Ended March 31, 2020

	For the Years Ended March 31,		Change
	2021	2020	Amount	%
Revenues	$4,777,573	$5,162,268	$(384,695)	(7)
Cost of revenues	(1,938,023)	(2,458,566)	520,543	(21)

Gross profit	2,839,550	2,703,702	135,848	5

Selling expenses	(1,587,333)	(1,583,284)	(4,049)	-
General and administrative expenses	(3,449,293)	(2,461,535)	(987,758)	40

Total operating expenses	(5,036,626)	(4,044,819)	(991,807)	25

Income (Loss) from operations	(2,197,076)	(1,341,117)	(855,959)	64

Interest expense, net	(1,615,440)	(3,348,790)	1,733,350	(52)
Loss on debt extinguishment	-	(5,625,916)	5,625,916	(100)
Other income(expenses), net	871,650	(73,771)	945,421	(1,282)

Total other expenses	(743,790)	(9,048,477)	8,304,687	(92)

Loss before income taxes expense	(2,940,866)	(10,389,594)	7,448,728	(72)
Provision (Benefit) for income taxes	(192,683)	(101,722)	(90,961)	89

Net Income (Loss)	$(2,748,183)	$(10,287,872)	$7,539,689	(73)

Revenues

We generated revenues primarily from manufacture and sales of three types of traditional Chinese medicine pieces (the “TCMP”) products: Advanced TCMP, Fine TCMP, Regular TCMP, and TCM Homologous Supplements (“TCMHS”) products. TCMHS is a classification of health-supporting food used traditionally in China as TCM but which are also consumed as food, which was developed and commercialized during the year ended March 31, 2020. As compared with the year ended March 31, 2020, our total revenues decreased by $384,695, or 7% for the year ended March 31, 2021. The decrease was primarily due to the decrease in sales of Fine TCMP products and Regular TCMP products, and partly offset by the increase in the sales of Advanced TCMP products and TCMHS products.

The following table sets forth the breakdown of revenues by revenue source for each period presented:

	For the Years Ended March 31,		Change
	2021	2020	Amount	%
Advanced TCMP	$1,772,649	1,581,995	$190,654	12

Fine TCMP	579,788	1,033,603	(453,815)	(44)

Regular TCMP	1,450,315	2,279,198	(828,883)	(36)

TCMHS	974,821	267,472	707,349	264

Total revenues	$4,777,573	$5,162,268	$(384,695)	(7)

Advanced TCMP

Advanced TCMP is comprised of seven Directly Oral TCMP products (the “Directly-Oral-TCMP”) and ten After-soaking-oral TCMP products (the “After-Soaking-Oral-TCMP”). Both Directly Oral TCMP and After-soaking-oral TCMP are new types of Advanced TCMP.

Revenue from Advanced TCMP accounted for 37% and 31% of revenue recognized during the year ended March 31, 2021 and 2020, respectively. As compared with the year ended March 31, 2020, our revenue from Advanced TCMP increased by $190,654, or 12% for the year ended March 31, 2021. The increase was primarily driven from the increase of revenues from HongQuMi and RenShen, which was due to the effect of the Company’s strategy to concentrate on Advanced TCMP, which was identified great advantage over others.

Fine TCMP

We currently produce over 10 Fine TCMP products for drug stores and hospitals. Our Fine TCMP products are manufactured manually from only high-quality authentic ingredients derived from their region of origin.

Revenue from Fine TCMP accounted for 12% and 20% of revenue recognized during the year ended March 31, 2021 and 2020. As compared with the year ended March 31, 2020, our revenue from Fine TCMP decreased by $453,815, or 44% for the year ended March 31, 2021. The decrease was primarily driven from the decrease of revenues from DaZao, which was attributable to the change of requirements for the Fine TCMP products in China Pharmacopoeia.

Regular TCMP

We currently manufacture 235 Regular TCMP products listed on China Pharmacopoeia (version 2020) Parts I and IV for hospitals and drug stores in treatment of various diseases or serving as dietary supplements.

Revenue from Regular TCMP accounted for 30% and 44% of revenue recognized during the years ended March 31, 2021 and 2020, respectively. Revenue from Regular TCMP products decreased by $828,883, or 36%, to $1,450,315 for the year ended March 31, 2021 from $2,279,198 for the year ended March 31, 2020. The decrease in revenue from Regular TCMP products is consistent with the effect of COVID-19 outbreak in China and the Company’s plan to shift from low margin Regular TCMPs to focus more on the business of high margin Fine and Advanced TCMPs.

TCMHS Solid Beverages

Four solid beverage products as part of the Company’s TCMHS products were developed and commercially launched in April 2019 and generated revenue of $974,821 and $267,472, respectively, in its nascent launch with encouraging growth. As compared with the year ended March 31, 2020, our revenue from TCMHS products increased by $707,349, or 264% for the year ended March 31, 2021.

Gross Profit

Cost of revenues primarily include cost of materials, direct labors, overhead, and other related incidental expenses that are directly attributable to the Company’s principal operations. Total cost of revenue decreased by $520,543, or 21%, to $1,938,023 for the year ended March 31, 2021 from $2,458,566 for the year ended March 31, 2020. The reason that cost of revenues did not decrease comparatively with the revenue was mainly due to the change in the revenue structure from different kinds of products during the year ended March 31, 2021 compared with the year ended March 31, 2020.

Gross profit increased by $135,848, or 5%, to $2,839,550 for the year ended March 31, 2021 from $2,703,702 for the year ended March 31, 2020. Gross margin was 59.4% for the year ended March 31, 2021, compared to 52.4% for the year ended March 31, 2020.

Selling expenses

Selling expenses primarily consisted of sales staff payroll and welfare expenses, travelling expenses, advertisement expenses, distribution expenses. The selling expenses slightly increased from $1,583,284 for the year ended March 31, 2020 to $1,587,333 for the year ended March 31, 2021, representing an increase of $4,049, or 0%.

General and administrative expenses

General and administrative expenses primarily consisted of staff payroll and welfare expenses, research and development expenses, entertainment expenses, travelling expenses, depreciation and amortization expenses for administrative purposes, and office supply expenses. The general and administrative expenses increased from $2,461,535 for the year ended March 31, 2020 to $3,449,293 for the year ended March 31, 2021, representing an increase of $987,758, or 40%. The increase in general and administrative expenses was mainly due to the increase of bad debt provision for accounts receivable and other receivables and increase in inventory impairment provision.

Other income(expense), net

Interest income (expenses) for the year ended March 31, 2021 mainly consisted of accretion of finance cost, interest expense of the issuance and forbearance of Convertible Notes issued on April 16, 2019 and the expense related to the issuance of warrants to a third party. For the year ended March 31, 2021, the Company recorded amortization of issuance cost and debt discount of $184,587 and interest expense of $935,680 of the Convertible Notes (please refer to FS, Note 13) and the expense related to the issuance of warrants to a third party of $509,000.

Interest income (expenses) for the year ended March 31, 2020 mainly consisted of accretion of finance cost and interest expense of the issuance and forbearance of Convertible Notes issued on April 16, 2019. For the year ended March 31, 2020, the Company recorded amortization of issuance cost and debt discount of $2,519,761 and Convertible Notes (please refer to FS, Note 13) interest expense of $902,149.

Loss on debt extinguishment of $5,625,916 for the year ended March 31, 2020 represented the extinguishment loss within the amount the paid to forbear the Convertible Notes (please refer to FS, Note 13) of $11,939,410 (modified principle of the Convertible Notes of $10,939,410, initial forbearance fee of $1,000,000), in excess of its net carrying value of $6,055,648 (principal outstanding $7,886,294, unamortized issuance cost $1,830,645), at the time of the debt extinguishment.

Other income (expenses) for the year ended March 31, 2021 mainly consists of the collection of other receivables which was written off in prior period of $468,687 and government subsidy of $410,158.

Income tax expense (benefit)

Income tax expense (benefit) represented current and deferred income tax expenses or benefits derived from income before taxes generated by Suxuantang, the variable interest entity of the Company. As compared with the year ended March 31, 2020, the income tax benefit for the year ended March 31, 2021 increased by $90,961, or 89%. Income tax benefit for the year ended March 31, 2021 consists of $192,683 deferred tax benefit. Income tax benefit expense for the year ended March 31, 2020 consists of $101,722 deferred tax benefit. The current income tax expenses of Nil and Nil for the years ended March 31, 2021 and 2020 were mainly due to the loss before corporate income taxes of the Company and its subsidiaries and the VIE entity.

Net income (loss)

As a result of the foregoing, net loss for the year ended March 31, 2021 was $2,748,183, representing a decrease of $7,539,689, or 73%, from net loss of $10,287,872 for the year ended March 31, 2020. The decrease was mainly due to the decreases of finance cost and interest expense of the issuance and forbearance of Convertible Notes and the extinguishment loss within the amount the paid to forbear the Convertible Notes.

Liquidity and Capital Resources

To date, we have financed our operations primarily through shareholder capital contributions, shareholder loans, and cash flow from operations. As a result of our total activities, we had cash and cash equivalents of $13,333,028 as of March 31, 2021 as compared to $7,287,032 as of March 31, 2020. We primarily hold our excess unrestricted cash in short-term interest-bearing bank accounts at financial institutions. As of March 31, 2021, we had amounts due to related parties balance of $12,148,461, which the Company expects to repay with its cash and cash equivalents. With the current cash and cash equivalents and anticipated cash flows from operating activities, we believe that our cash position is sufficient to meet our liquidity needs for at least the next 12 months.

	For the years ended March 31,
	2021	2020
Net Cash Provided by (Used in) Operating Activities	(1,316,561)	934,247

Net Cash Used in Investing Activities	(5,805,519)	(5,496,704)

Net Cash Provided by Financing Activities	12,409,487	3,024,369

Effect of Exchange Rate Changes on Cash	784,536	(466,813)

Cash, cash equivalents and restricted cash at Beginning of Year	7,287,032	9,291,933

Cash, cash equivalents and restricted cash at End of Year	13,358,975	7,287,032

Cash Flow in Operating Activities

For the year ended March 31, 2021 net cash used in operating activities was $1,316,561, as compared to net cash provided by operating activities of $934,247 for the year ended March 31, 2020, representing an increase in cash outflow of $2,250,808. The increase in cash outflow in operating activities primarily resulted from the change of following accounts:

a)	A net loss for the year ended March 31, 2021 of $2,748,183, compared with a net loss of $10,287,872 for the year ended March 31, 2020. Excluding the accretion of financing cost and extinguishment loss of the Convertible Notes, the net losses for the year ended March 31, 2021 and 2020 were $1,627,916 and $1,240,046, respectively. This represents an increase of $377,970 of net loss compared with net loss for the year ended March 31, 2020.

b)	Change in accounts receivable was $0.52 million net cash outflow for the year ended March 31, 2021. For the year ended March 31, 2020, change in accounts receivable was $0.1 million net cash inflow, which led to $0.62 million increase in net cash outflow from operating activities.

c)	Change in prepayments, receivables and other current assets was $1.04 million net cash outflow for the year ended March 31, 2021. For the year ended March 31, 2020, change in prepayments, receivables and other current assets was $0.36 million net cash outflow, which led to $0.68 million increase in net cash outflow from operating activities. The increase is mainly due to the increase of staff IOU paid to the staff of the Company.

d)	Change in accounts payable was $0.62 million net cash outflow for the year ended March 31, 2021. For the year ended March 31, 2020, change in accounts payable was $0.30 million net cash inflow, which led to $0.92 million increase in net cash outflow from operating activities.

e)	Change in advance from customers was $0.06 million net cash outflow for the year ended March 31, 2021. For the year ended March 31, 2020, change in advance from customers was $0.25 million net cash inflow, which led to $0.31 million increase in net cash outflow from operating activities.

f)	Change in accrued expenses and other current liabilities was $0.49 million net cash inflow for the year ended March 31, 2021. For the year ended March 31, 2020, change in advance from customers was $1.61 million net cash inflow, which led to $1.12 million decrease in net cash inflow from operating activities.

Cash Flow in Investing Activities

We had net cash used in investing activities of $5,805,519, for the year ended March 31, 2021, which primarily consisted of purchase of property and equipment of $78,302, capital expenditure in construction in process of $14,742, long-term deposit paid to one entity of $8,845,122 which the Company is seeking to acquire certain percentage of ownership (please refer to Note 11 in the consolidated financial statements), and cash received from Huangshan Panjie Investment Management Co., Ltd. of $3,132,647 (please refer to Note 7 in the consolidated financial statements).

We had net cash used in investing activities of $5,496,704, for the year ended March 31, 2020, which primarily consisted of purchase of property and equipment of $130,839, capital expenditure in construction in process of $275,819, loan receivable from RH Holdings Management (HK) Limited of $1,500,000, and a receivable from Huangshan Panjie Investment Management Co., Ltd. of $3,590,046.

Cash Flow in Financing Activities

For the year ended March 31, 2021, the net cash provided by financing activities was $12,409,487, which was primarily attributable to repayment of principal and interest of Convertible Notes of $82,939, cash received from related parties of $12,534,433, and repayment of principal and interest of bank loans of $42,007.

For the year ended March 31, 2020, the net cash provided by financing activities was $3,024,369, which was primarily attributable to net proceeds from the convertible notes of $8,358,950 (gross proceeds of $10,000,000 and debt issuance cost of $1,641,050), repayment of principal and interest of Convertible Notes of $1,157,376, repayment to amounts due from related parties of $3,180,171, payment of financing costs for the next round financing of $518,362, payment of the forbearance of Convertible Notes of $439,974 and repayment of principal and interest of bank loans of 38,698.

Results of Operations for the Year Ended March 31, 2020 Compared to the Year Ended March 31, 2019

	For the Years Ended March 31,		Change
	2020	2019	Amount	%
Revenues	$5,162,268	7,012,026	$(1,849,758)	(26)
Cost of revenues	(2,458,566)	(2,400,491)	(58,075)	2

Gross profit	2,703,702	4,611,535	(1,907,833)	(41)

Selling expenses	(1,583,284)	(1,605,497)	22,213	(1)
General and administrative expenses	(2,461,535)	(1,236,546)	(1,224,989)	99

Total operating expenses	(4,044,819)	(2,842,043)	(1,202,776)	42

Income (Loss) from operations	(1,341,117)	1,769,492	(3,110,609)	(176)

Interest (expense) / income, net	(3,348,790)	(5,174)	(3,343,616)	64623
Loss on debt extinguishment	(5,625,916)	-	(5,625,916)	100
Other income(expenses), net	(73,771)	27,141	(100,912)	(372)

Total other expenses	(9,048,477)	21,967	(9,070,444)	(41291)

Income (Loss) before income taxes expense	(10,389,594)	1,791,459	(12,181,053)	(680)
Provision (Benefit) for income taxes	(101,722)	252,232	(353,954)	(140)

Net (loss) Income	$(10,287,872)	1,539, 227	$(11,827,099)	(768)

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

Advanced TCMP

Advanced TCMP is comprised of seven Directly Oral TCMP products (the “Directly-Oral-TCMP”) and ten After-soaking-oral TCMP products (the “After-Soaking-Oral-TCMP”). Both Directly Oral TCMP and After-soaking-oral TCMP are new types of advanced TCMP.

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

Fine TCMP

We produce over 10 fine TCMP products for drug stores and hospitals. Our fine TCMP products are manufactured manually from only high-quality authentic ingredients derived from their region of origin.

Revenue from fine TCMP accounted for 20% and 7% of revenue recognized during the year ended March 31, 2020 and 2019. As compared with the year ended March 31, 2019, our revenue from fine TCMP increased by $509,350, or 97% for the year ended March 31, 2020. This is primarily attributable to the Company’s strategy to concentrate on fine TCMP, which was identified great advantage over others.

Regular TCMP

We manufacture 235 regular TCMP products listed on China Pharmacopoeia (version 2020) Parts I and IV for hospitals and drug store in treatment of various diseases or serving as dietary supplements.

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

Other income (expense), net

Interest income (expenses) for the year ended March 31, 2020 mainly consists of accretion of finance cost and interest expense of the issuance and forbearance of Convertible Notes issued on April 16, 2019. For the year ended March 31, 2020, the Company record amortization of issuance cost and debt discount of $2,519,761 and Convertible Notes (please refer to FS, Note 13) interest expense of $902,149.

Loss on debt extinguishment of $5,625,916 represents the extinguishment loss within the amount the paid to forbear the Convertible Notes (please refer to FS, Note 13) of $11,939,410 (modified principle of the Convertible Notes of $10,939,410, initial forbearance fee of $1,000,000), in excess of its net carrying value of $6,055,648 (principal outstanding $7,886,294, unamortized issuance cost $1,830,645), at the time of the debt extinguishment.

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

b)

Change in accounts receivable was $0.10 million net cash inflow for the year ended March 31, 2020. For the year ended March 31, 2019, change in accounts receivable was $1.81 million net cash outflow, which led to $1.91 million increase in net cash inflow from operating activities.

c)

Change in prepayments, receivables and other current assets was $0.36 million net cash outflow for the year ended March 31, 2020. For the year ended March 31, 2019, change in prepayments, receivables and other current assets was $0.14 million net cash inflow, which led to $0.50 million decrease in net cash inflow from operating activities. The increase is mainly due to the increase of staff IOU paid to the staff of the Company.

d)

Change in accounts payable was $0.30 million net cash inflow for the year ended March 31, 2020. For the year ended March 31, 2019, change in accounts payable was $0.57 million net cash outflow, which led to $0.87 million increase in net cash inflow from operating activities.

e)

Change in advance from customers was $0.25 million net cash inflow for the year ended March 31, 2020. For the year ended March 31, 2019, change in advance from customers was $0.22 million net cash outflow, which led to $0.47 million increase in net cash inflow from operating activities.

f)	Change in accrued expenses and other current liabilities was $1.61 million net cash inflow for the year ended March 31, 2020. For the year ended March 31, 2019, change in advance from customers was $0.31 million net cash inflow, which led to $1.30 million increase in net cash inflow from operating activities.

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

The Convertible Notes

PIPE Transaction

On April 16, 2019, the Company entered into a Securities Purchase Agreement with certain unaffiliated institutional investors relating to a private placement by the Company of (1) Senior Convertible Notes (the “Convertible Notes”) in the aggregate principal amount of $15 million, consisting of (i) a Series A Note in the principal amount of $ 10 million, and (ii) a Series B Note in the principal amount of $ 5 million and (2) warrants (the “Warrants”) to purchase such amount of shares of the Company’s ordinary shares equal to 50% of the shares issuable upon conversion of the Notes, exercisable for a period of five years at an initial exercise price of $8.38, for consideration consisting of (i) a cash payment of $10,000,000, and (ii) a secured promissory note payable by the Investors to the Company in the principal amount of $5 million. All amounts outstanding under the Notes would be mature and due and payable on or before October 2, 2020.

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

Please refer to Note 13 of our Consolidated Financial Statements included in this Form 20-F for details of accounting of the Convertible Notes.

Going Concern

These financial statements for the years ended March 31, 2021 and 2020 have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.

As reflected in the accompanying audited consolidated financial statements, the Company had a net loss of $2,239,183 for year ended March 31, 2021, and an accumulated deficit of $9,952,183, which were mainly caused by the issuance and forbearance of the Convertible Notes. On the other hand, the net cash used in operations was $1,316,561 for the year ended March 31, 2021, and the Company had a cash and cash equivalents balance of $13,333,028 and a working capital of $4,653,573.

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

Consolidation

The Company provides substantially all of its services in China via its VIE and its subsidiaries, due to PRC legal restrictions of foreign ownership in certain sectors. Substantially all of the Company’s revenues, costs and net income in China are directly or indirectly generated through the VIE and its subsidiaries. The Company has signed various agreements with its VIE and legal shareholders of the VIE to allow the transfer of economic benefits from the VIE to the Company and to direct the activities of the VIE.

Total assets and liabilities presented on the Company’s consolidated balance sheets and revenue, expense, net income presented on consolidated statement of operations and comprehensive income as well as the cash flow from operating, investing and financing activities presented on the consolidated statement of cash flows are substantially the financial position, operation and cash flow of the Company’s VIE and VIE’s subsidiaries. The Company has not provided any financial support to the VIE and the VIE’s subsidiaries for the years ended March 31, 2021 and 2020. As of March 31, 2021, our variable interest entities accounted for an aggregate of 94% and 92% of our total assets and total liabilities, respectively. As of March 31, 2020, our variable interest entities accounted for an aggregate of 88% and 39% of our total assets and total liabilities, respectively. As of March 31, 2021 and 2020, $13,352,503 and $7,275,682 of cash and cash equivalents were denominated in RMB, respectively. The following table sets forth the assets, liabilities, results of operations and changes in cash, cash equivalents the VIE and its subsidiaries taken as a whole, which were included in the Company’s consolidated balance sheets and statements of comprehensive income and statements of cash flows with intercompany transactions eliminated:

	March 31,	March 31,
	2021	2020

Current assets	$21,493,546	$17,135,800
Non-current assets	11,134,125	1,885,867
Total assets	$32,627,671	$19,021,667
Total liabilities	17,091,683	4,785,988
Total shareholders’ equity	$15,535,988	$14,235,678

	For the years ended March 31,
	2021	2020

Operating revenue	$4,777,573	$5,162,268
Net income (loss)	(1,404,618)	(591,952)

	For the years ended March 31,
	2021	2020

Net cash provided by (used in) operating activities	$(1,639,183)	$1,319,235
Net cash used in investing activities	(5,805,519)	(3,816,704)
Net cash provided by financing activities	12,765,660	4,378,185

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

Related Parties and Material Related Party Transactions

Please refer to Note 18 of our Consolidated Financial Statements included in this Form 20-F for details of related parties and material related party transactions.

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

Name	Age	Position(s)
Feng Zhou	29	Chief Executive Officer and Director
Jingzhen Deng	61	Chief Scientific Officer and Chief Operation Officer
Wang (Wallace) L. Lee	43	Chief Financial Officer
Jun Zheng	44	Director
Junsong Li	57	Independent Director
Xiaodong Ji	51	Independent Director
Wenwei Fan	51	Independent Director

The following is a brief biography of each of our executive officers and directors:

Executive Officers:

Mr. Feng Zhou has been our CEO and director since July 4, 2017. He was the CEO of Taizhou Suxuantang, our VIE Entity from May 2017 to February, 2018. From January 2015 to May 2017, he was the vice manager of Taizhou Suxuantang. As vice manager of Taizhou Suxuantang, he was responsible for procurement and formulating a cost effective strategy for purchasing goods and services. Mr. Zhou graduated from Logistical Engineering University of PLA and majored in Business Administration. We believe that Mr. Zhou should serve as a member of our board of directors due to the perspective and experience he brings as our founder, Chairman, and CEO, and as our largest and controlling shareholder.

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

Mr. Wang (Wallace) L. Lee was appointed as our Chief Financial Officer on February 1, 2021. Prior to joining the Company, Mr. Lee acted as the Securities Operation Director at Wanda Sports Group Co., Ltd. (NASDAQ: WSG) from January 2019 and April 2020. He joined Wanda Sports from Secoo Holding Limited (NASDAQ: SECO), where he served as the Finance Reporting Director from May 2017 and December 2019. Mr. Lee earned his Bachelor of Business Administration Degree from University of Houston in 2001 and is a certified public accountant in Texas. Mr. Lee’s extensive experience in funding, merger and acquisition are critical to the future business expansion for the Company.

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

Mr. Xiaodong ji Ji was appointed as our director on May 22, 2021. Mr. Ji established Jiangsu Sutaitang E-Commerce Co., Ltd. (“Sutaitang”) in October 2019 and currently serves as the CEO of Sutaitang. He is also the deputy general manager of Jiangsu Health Pharmaceutical investment Co., Ltd. Mr. Ji has rich experience of two decades in corporation management, brand chain operation and marketing. Prior to joining us, Mr. Ji has served as CEOs of Dongfang Purple Wine, Zhengde Pharmaceutical, China Belt and Road Shopping Mall Co., Ltd. (the subsidiary of Zhong Zong Tou Group, “Shopping Mall”), respectively. Mr. Ji was responsible for the enterprise management and channel construction of Dongfang Purple Wine and Zhengde Pharmaceutical. Dongfang Purple Wine creates the fifth largest category of wine in China - Purple wine (purple wine is a fine wine made from mulberry fruit). Zhengde pharmaceutical is a brand channel enterprise controlled by Jilin Zixin Pharmaceutical Industrial Co., Ltd. which is listed on Shenzhen Stock Exchange. Mr. Ji was in charge of the strategic planning and ecological chain construction of Shopping Mall, which is a world shopping mall system under the Belt and Road Initiative. Mr. Ji earned his bachelor degree from Beijing University of Chinese Medicine.

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

6.B. Compensation

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the year ended March 31, 2021 earned by or paid to our directors and senior management.

Name and Principal Position	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total ($)
Feng Zhou, CEO and Director	50,000	-	-	-	-	-	-	50,000

Wang (Wallace) L. Lee, CFO (1)	8,060	-	-	-	-	-	-	8,060

Peter Chan, Former CFO (2)	13,525	-	-	-	-	-	-	13,525

Jingzhen Deng, COO and CSO	50,000	-	-	-	-	-	-	50,000

Tulin Lu, Former Independent Director (3)	-	-	-	-	-	-	-	-

Jun Zheng, Director	-	-	-	-	-	-	-	-

Junsong Li, Independent Director	-	-	-	-	-	-	-	-

Xiaodong Ji, Independent Director	-	-	-	-	-	-	-	-

Wenwei Fan, Independent Director	-	-	-	-	-	-	-	-

(1)	Wang L. Lee assumed his positions of CFO of the Company on February 1, 2021.
(2)	Peter Chan assumed his positions of CFO of the Company and CFO of Taizhou Suxuantang on March 8, 2020 and resigned on July 8, 2020. Feng Zhou was appointed as the interim CFO effective on July 8, 2020 and resigned on July 8, 2021.
(3)	Tulin Lu resigned from his position of director of the Company on November 24, 2020.

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

On February, 2021, we entered into an employment agreement with our CFO, Mr. Wang L. Lee, pursuant to which he shall receive an annual base salary of $50,000 Under his employment agreement, Mr. Lee is employed as our CFO for a term of five years, which automatically renews for additional one year terms unless previously terminated on three months written notice by either party. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or grossly negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. In such case, the executive officer will not be entitled to receive payment of any severance benefits or other amounts by reason of the termination, and the executive officer’s right to all other benefits will terminate, except as required by any applicable law. We may also terminate an executive officer’s employment without cause upon one-month advance written notice. In such case of termination by us, we are required to provide compensation to the executive officer, including severance pay equal to 3 months of base salary. The executive officer may terminate the employment at any time with a one-month advance written notice if there is any significant change in the executive officer’s duties and responsibilities or a material reduction in the executive officer’s annual salary. In such case, the executive officer will be entitled to receive compensation equivalent to 12 months of the executive officer’s base salary.

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

Audit Committee

Mr. Wenwei Fan, Mr. Junsong Li and Mr. Xiaodong Ji are members of our Audit Committee, where Mr. Wenwei Fan, serves as the chairman. All members of our Audit Committee satisfy the independence standards promulgated by the SEC and by NASDAQ as such standards apply specifically to members of audit committees.

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

Compensation Committee

Mr. Junsong Li, Mr. Wenwei Fan, and Mr. Xiaodong Ji are members of our Compensation Committee and Junsong Li is the chairman. All members of our Compensation Committee are qualified as independent under the current definition promulgated by NASDAQ. We adopted a charter for the Compensation Committee prior to consummation of our initial public offering. In accordance with the Compensation Committee’s Charter, the Compensation Committee shall be responsible for overseeing and making recommendations to the Board regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices.

Nominating and Governance Committee

Mr. Xiaodong Ji, Mr. Junsong Li, and Mr. Wenwei Fan are the members of our Nominating and Governance Committee where Mr. Xiaodong Ji serves as the chairman. All members of our Nominating and Governance Committee are qualified as independent under the current definition promulgated by NASDAQ. The Board of Directors adopted and approved a charter for the Nominating and Governance Committee prior to consummation of our initial public offering. In accordance with the Nominating and Governance Committee’s Charter, the Nominating and Corporate Governance Committee shall be responsible to identity and propose new potential director nominees to the Board of Directors for consideration and review our corporate governance policies.

Code of Conduct and Ethics

We intend to adopt a code of conduct and ethics applicable to our directors, officers and employees in accordance with applicable federal securities laws and NASDAQ rules.

6.D. Employees

See the section entitled “Employees” in Item 4 above.

6.E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our equity shares as of August 9, 2021 by each director and our senior management executives. There were 15,525,094 Ordinary Shares issued and outstanding as of August 9, 2021. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to equity shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned.

Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at 178 Taidong Rd North, Taizhou, Jiangsu, China.

	Ordinary Shares Beneficially Owned As of August 9, 2021
	Number	Percent
Directors and Executive Officers:
Feng Zhou (1)	2,125,000	13.688%
Jingzhen Deng	-	-
Wang (Wallace) L. Lee	-	-
Jun Zheng	-	-
Junsong Li	-	-
Xiaodong Ji	-	-
Wenwei Fan	-	-
All directors and executive officers as a group (7 persons)	2,125,000	13.688%
5% shareholders:
Yiyang Liu (2)	1,039,875	6.698%
Total share outstanding	15,525,094	100%

(1)	Feng Zhou is the 100% owner of Feng Zhou Management Limited and therefore shall be deemed as the beneficial owner of shares held by such entity.
(2)	Liyang Liu’s principal business address is Room 101, 4th Unit, 7th Building, Easter Scenic E Area, Yulan Street, Beiding District, Baoding City, Hebei Province, China.

On February 18, 2021, the Company filed an amended and restated memorandum and articles of association to effectuate a one-for-four reverse split for its ordinary shares (the “2021 Reverse Split”). The 2021 Reverse Split did change the number of the Company’s authorized preferred and ordinary shares, which remain as unlimited. The Company’s ordinary shares begin trading on a split-adjusted basis on February 22, 2021. As a result, the shareholders received one new ordinary share of the Company, par value $0.004 each, for every four shares they hold. No fractional ordinary shares were issued to any shareholders in connection with the reverse stock split. Each shareholder was entitled to receive one ordinary share in lieu of the fractional share that would have resulted from the reverse stock split. As of August 9, 2021, our authorized share capital consists of unlimited Ordinary Shares, par value US$0.004 per share. Holders of Ordinary Shares are entitled to one vote per share.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

2021 Equity Incentive Plan

On March 31, 2021, upon the shareholders’ approval, we have adopted an equity incentive plan for our employees, directors and consultants (the “2021 Plan”). Under the 2021 Plan, there are 2,325,000 Ordinary Shares available for issuance. As of the date of this annual report, we have not issued any shares under such plan. A copy of the incentive plan was filed as Exhibit 4.6 to this annual report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

See Item 6.E., “Share Ownership,” for a description of our major shareholders.

7.B. Related Party Transactions

Nature of relationships with related parties

Name of related parties	Relationship with the Company
Feng Zhou	A major shareholder of the Company, director of the Company, and the CEO of the Company
Jianping Zhou	Father of Feng Zhou and two of Taizhou Suxuantang shareholders, the controlling shareholder of Taizhou Suxuantang from its inception to May 8, 2017
Taizhou Jiutian Pharmaceutical Co., Ltd. (“Jiutian Pharmaceutical”)	An entity controlled by Jianping Zhou
Jiangsu Health Pharmaceutical Investment Co., Ltd.	An entity controlled by Jianping Zhou
Taizhou Su Xuan Tang Chinese Medicine Clinic	An entity controlled by Jianping Zhou
Taizhou Su Xuan Tang Chinese hospital Co., Ltd.	An entity controlled by Jianping Zhou

Related party balances

a. the amounts due from related parties as of March 31, 2021 and 2020 were as follows:

	As of March 31,
	2021	2020
Jiangsu Health Pharmaceutical Investment Co., Ltd.	$-	$768,341
Total	$-	$768,341

b. the amounts due to related parties as of March 31, 2021 and 2020 were as follows:

	As of March 31,
	2021	2020
Jiangsu Health Pharmaceutical Investment Co., Ltd.	$10,351,338	$-
Jianping Zhou	1,797,123	-
Total	$12,148,461	$-

Material Transactions with Related Parties

For the years ended March 31, 2021 and 2020, the Company generated revenues of $731,669 and $251,749, respectively, from sales transactions with Jiutian Pharmaceutical.

For the year ended March 31, 2021 and 2020, the Company generated revenues of $84,848 and $60,639, respectively, from sales transactions with Taizhou Su Xuan Tang Chinese hospital Co. Ltd.

For the years ended March 31, 2021 and 2020, the Company generated revenue of $68,473 and $18,042, respectively, from sales transactions with Taizhou Su Xuan Tang Chinese Medicine Clinic.

For the year ended March 31, 2021, the Company borrowed $12,148,461 from Jianping Zhou and Jiangsu Health Pharmaceutical Investment Co., Ltd., which was non-interest bearing and repaid on demand. For the year ended March 31, 2020, the Company repaid $3,180,171 to Feng Zhou, Jiangsu Health Pharmaceutical Investment Co., Ltd. and Jianbin Zhou.

Guarantee

On April 23, 2020, Taizhou Suxuantang, VIE in China, signed a financial guarantee agreement with Jiangsu Changjiang Commercial Bank to provide guarantee for Jiutian Pharmaceutical in borrowing of $442,626 (equivalent of RMB 2,900,000) for one-year period. This financial guarantee agreement expired on April 22, 2021. On May 18, 2020, Taizhou Suxuantang signed a financial guarantee agreement with Bank of Nanjing to provide guarantee for Taizhou Jiutian Pharmaceutical Co. Ltd. in borrowing of $518,941 (equivalent of RMB 3,400,000) for a one-year period. Taizhou Suxuantang is obliged to pay on behalf the related party the principal, interest, penalty and other expenses if Jiutian Pharmaceutical defaults in payment. This financial guarantee agreement expired on May 17, 2021. Taizhou Suxuantang did not charge any financial guarantee fees from Jiutian Pharmaceutical. Taizhou Suxuantang did not made any payment under the above guarantee agreements for the year ended March 31, 2021.

On April 12, 2021, Taizhou Suxuantang signed a financial guarantee agreement with Jiangsu Changjiang Commercial Bank to provide guarantee for Jiutian Pharmaceutical in borrowing of $427,363 (equivalent of RMB 2,800,000) for three-year period. On May 31, 2021, Taizhou Suxuantang signed a financial guarantee agreement with Bank of Nanjing to provide guarantee for Jiutian Pharmaceutical in borrowing of $518,941 (equivalent of RMB 3,400,000) for a one-year period. Taizhou Suxuantang is obliged to pay on behalf the related party the principal, interest, penalty and other expenses if Taizhou Jiutian Pharmaceutical Co. Ltd. defaults in payment. Taizhou Suxuantang did not charge financial guarantee fees over Jiutian Pharmaceutical. Taizhou Suxuantang has not made any payment under the above guarantee agreements for the year ended March 31, 2021.

On October 28, 2013, Taizhou Suxuantang signed a financial guarantee agreement with Fenlan Xu to provide guarantee for Jianping Zhou in borrowing of $915,779 (equivalent of RMB 6,000,000), which was due on April 27, 2014. Taizhou Suxuantang and Jiutian pharmaceutical, which was also a guarantor for Jianping Zhou in connection with this loan, and Jianping Zhou are obliged to pay on behalf Jianping Zhou the principal, interest, penalty and other expenses if Jianping Zhou defaults in payment. Fenlan Xu brought a lawsuit against Jianping Zhou because he failed repay the loan timely and Fenlan Xu claimed that Taizhou Suxuantang and Jiutian pharmaceutical should be jointly responsible for the loan. On March 24, 2021, Jianping Zhou and Fenlan Xu reached a settlement that Jianping Zhou agreed to repay the outstanding loan for a total of $885,253 (equivalent of RMB 5,800,000) with interests in installments. Taizhou Suxuantang did not charge any financial guarantee fees from Jianping Zhou. As of the date of this report, Jianping Zhou has made payment for a total of $91,578 (equivalent of RMB 600,000) to Fenlan Xu and intends to repay the remaining amount in accordance with the terms of the settlement agreement.

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

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not Applicable.

10.B. Memorandum and Articles of Association

We are a BVI business company incorporated in the British Virgin Islands and our affairs are governed by the provisions of our Memorandum and Articles of Association, as amended and restated from time to time (“M&A”), and the BVI Business Companies Act, 2004 (the “BVI Act”), and the applicable laws of the BVI (including applicable common law).

Our M&A authorizes us to issue unlimited shares consisting of one class of Ordinary Shares, of the Company, par value $0.0004 each. A copy of our M&A, effective on February 18, 2021 was filed as Exhibit 2.3 to this annual report.

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

In accordance with, and subject to, our M&A, no director shall be disqualified by his office from contracting with the Company either as a buyer, seller or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any director shall be in any way interested be voided, nor shall any director so contracting or being so interested be liable to account to the Company for any profit realized by any such contract or arrangement, by reason of such director holding that office or by reason of the fiduciary relationship thereby established, provided such director shall, immediately after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the Company, disclose such interest to the board. For the purposes noted foregoing, a disclosure to all other directors to the effect that a director is a member, director, officer or trustee of another named company or other person and is to be regarded as interested in any transaction which may, after the date of the entry or disclosure, be entered into with that entity or individual, is a sufficient disclosure of interest in relation to that transaction.

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

Generally, any other claims against a company by its shareholders must be based on the general laws of contract or tort applicable in the BVI or their individual rights as shareholders as established by the company’s M&A. There are common law rights for the protection of shareholders that may be invoked, largely derived from English common law. For example, under the rule established in the English case known as Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to seek to have the affairs of the company conducted properly according to law and the constituent documents of the company. As such, if those who control the Company have persistently disregarded the requirements of company law or the provisions of the company’s M&A, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following:

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

Inspection of Books and Records. Under the BVI Act, members of the general public, on payment of a nominal fee, can obtain copies of the public records of a company available at the office of the Registrar, including the company’s certificate of incorporation, its M&A (with any amendments thereto), records of license fees paid to date, any articles of dissolution, any articles of merger, and a register of charges created by the company (if the Company has elected to file such a register or an applicable charge has caused the same to be filed).

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

The Settlement Agreement with FT Global

As disclosed in the annual report for the year ended March 31, 2020 on Form 20-F, the Company entered into a series of securities purchase agreements with certain institutional investors for a private placement in May 2019. FT Global Capital, Inc. (“FT Global”) has acted as the sole placement agent for such private placement. On November 2, 2020, the certain convertible notes issued on May 2, 2019 in connection with the private placement have been fully converted. As a result, FT Global demanded that additional warrant should be issued to Mr. Jian Ke, the president of FT Global according to the certain placement agency agreement entered by and between the Company and it on May 2, 2019. On January 18, 2021, After friendly negotiation, the Company and FT Global agreed to settle this claim and signed certain settlement agreement. Pursuant to such settlement agreement, the Company issued a warrant to Mr. Ke for purchase of 250,000 Ordinary Shares on the same terms and conditions as the warrants issued to Mr. Ke on May 2, 2019.

The forms of the settlement agreement and the new warrant are filed as Exhibits 4.1 and 4.2 to the Current Report on Form 6-K filed with the Commission on January 28, 2021, and such documents are incorporated herein by reference. The foregoing is only a brief description of the material terms of the settlement agreement and the warrant, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits.

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

As of March 31, 2021, 2020 and 2019, substantially all of our cash included bank deposits in accounts maintained within the PRC where there is currently no rule or regulation in place for obligatory insurance to cover bank deposits in the event of bank failure. However, we have not experienced any losses in such accounts and we believe we are not exposed to any significant risks on our cash in bank accounts.

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

Not applicable.

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

Based upon that evaluation, our management has concluded that, as of March 31, 2021, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

(b)	Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of March 31, 2021. The assessment was based on criteria established in the framework Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of March 31, 2021, our internal control over financial reporting was not effective due to the existence of the following significant deficiencies and material weaknesses:

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

(d)	Changes in Internal Control over Financial Reporting

The management is committed to improving the internal controls over financial reporting and will undertake consistent improvements or enhancements on an ongoing basis. Except as described above, there were no changes in our internal controls over financial reporting during our fiscal year ended March 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Wenwei Fan, Mr. Junsong Li and Mr. Xiaodong Ji are members of our Audit Committee, where Mr. Wenwei Fan, serves as the chairman. All proposed members of our Audit Committee satisfy the independence standards promulgated by the SEC and by NASDAQ as such standards apply specifically to members of audit committees. It is determined that Mr. Wenwei Fan, possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC.

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

	Year Ended March 31, 2021	Year Ended March 31, 2020
Audit fees(1)	$188,000	$176,000
Audit related fees(2)	25,000
Tax fees(3)	-	-
All other fees(4)	-	-
TOTAL	$213,000	$176,000

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.
(2)	“Audit related fees” means the aggregate fees billed for each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (1).
(3)	“Tax Fees” represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.
(4)	“All Other Fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-31.

ITEM 19. EXHIBITS

		Incorporated by Reference
Exhibit Number	Description of Documents	Form	Exhibit No.	Filing Date	Filed Herewith
1.1	Memorandum and Articles of Association	F-1/A	3.1	April 20, 2018

1.2	Amended and Restated Memorandum and Articles of Association, effective on March 30, 2020	20-F	1.2	July 31, 2020

1.3	Amended and Restated Memorandum and Articles of Association, effective on February 21, 2021				X

2.1	Settlement Agreement with FT Global, dated January 18, 2021	6-K	4.1	January 28, 2021

4.1	Exclusive Business Cooperation Agreement, dated October 13, 2017, between WFOE and Suxuantang (2)	F-1	10.6	December 4, 2017

4.2	Share Pledge Agreement dated October 13, 2017, between WFOE, Di Zhou, Ziquan Zhou, Feng Zhou and Suxuantang (2)	F-1	10.8	December 4, 2017

4.3	Exclusive Option Agreement dated October 13, 2017, between WFOE, Di Zhou, Ziquan Zhou, Feng Zhou and Suxuantang (2)	F-1	10.7	December 4, 2017

4.4	Form of Power of Attorney dated October 13, 2017, between WFOE, Di Zhou, Ziquan Zhou, Feng Zhou and Suxuantang (2)	F-1	10.9	December 4, 2017

4.5	Form of Warrant Issued in Connection with the Settlement Agreement with FT Global	6-K	4.2	January 28, 2021

4.6	2021 Equity Incentive Plan				X

4.7	Limited Partnership Agreement, dated June 10, 2019, by and among China SXT Pharmaceuticals, Inc. and certain partners thereto	20-F/A	4.13	August 19, 2019

4.8	Supplement Agreement to the Limited Partnership Agreement, dated June 10, 2019, by and among China SXT Pharmaceuticals, Inc. and certain partners thereto	20-F/A	4.14	August 19, 2019

4.9	Supplement Agreement No.1 to the Limited Partnership Agreement, dated June 10, 2019, by and among China SXT Pharmaceuticals, Inc. and certain partners thereto	20-F/A	4.15	August 19, 2019

4.10	Supplement Agreement No.2 to the Limited Partnership Agreement, dated June 10, 2019, by and between China SXT Pharmaceuticals, Inc. and Huangshan Panjie Investment Management Co., Ltd.*	20-F/A	4.16	August 19, 2019

8.1	List of Subsidiaries and Consolidated Variable Interest Entities	F-1	21.1	December 4, 2017

12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X

12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X

13.1	CEO and CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X

23.1	Consent of Independent Auditors				X

101.INS	XBRL Instance Document				X

101.SCH	XBRL Taxonomy Extension Schema Document				X

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document				X

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document				X

101.LAB	XBRL Taxonomy Extension Label Linkbase Document				X

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document				X

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Pharmaceuticals, Inc.

/s/ Feng Zhou
	Name:	Feng Zhou
	Title:	Chief Executive Officer

Date: August 13, 2021

CHINA SXT PHARMACEUTICALS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of

China SXT Pharmaceuticals, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of China SXT Pharmaceuticals, Inc. and subsidiaries and variable interest entities (the “Company”) as of March 31, 2021 and 2020, and the related consolidated statements of income (loss) and comprehensive income (loss), changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2021, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Denver, Colorado

August 13, 2021

1600 Broadway, Suite 1600, Denver, CO, 80202, USA. Phone: 1.303.386.7224 Fax: 1.303.386.7101 Email: admin@zhcpa.us

CHINA SXT PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In US$, except for number of shares data)

	As of March 31,
	2021	2020
ASSETS
Current Assets
Cash and cash equivalents	$13,333,028	$7,287,032
Restricted cash	25,947	-
Accounts receivable, net	4,507,115	3,819,437
Notes receivable	-	17,744
Inventories, net	859,696	892,767
Advance to suppliers	519,780	154,135
Loan receivable and accrued interest	1,581,000	1,567,500
Deferred cost	547,807	510,617
Amounts due from related parties	-	768,341
Prepayments, receivables and other current assets	1,859,103	4,618,740
Total Current Assets	23,233,476	19,636,313

Property, plant and equipment, net	1,433,479	1,574,602
Construction in progress	355,614	328,372
Intangible assets, net	45,800	50,052
Long-term deposit	9,157,789	-
Deferred tax assets, net	321,444	112,839
Total Non-current Assets	11,314,126	2,065,865
TOTAL ASSETS	$34,547,602	$21,702,178

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Bank loans – current portion	$37,122	$43,902
Short-term convertible note	-	6,643,463
Accounts payable	1,456,445	1,941,151
Refund liabilities	472,282	113,611
Advance from customers	257,449	298,042
Amounts due to related parties	12,148,461	-
Accrued expenses and other liabilities	3,046,976	2,237,305
Tax payable	1,161,168	986,840
Total Current Liabilities	18,579,903	12,264,314

Bank loans – non-current portion	6,292	36,511
Total Non-current Liabilities	6,292	36,511
TOTAL LIABILITIES	18,586,195	12,300,825

COMMITMENTS AND CONTINGENCIES	-	-

SHAREHOLDERS’ EQUITY
Ordinary shares, unlimited shares authorized, $0.004 par value, 15,525,094 shares issued and outstanding as of March 31, 2021 (9,666,928 shares issued and 8,666,928 shares outstanding as of March 31, 2020)	62,057	34,667
Additional paid-in capital	25,323,747	17,161,346
Retained deficits	(9,952,183)	(7,204,000)
Accumulated other comprehensive income/(loss)	527,786	(590,660)
Total Shareholders’ Equity	15,961,407	9,401,353
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$34,547,602	$21,702,178

The accompanying notes are an integral part of these consolidated financial statements.

CHINA SXT PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME/(LOSS) AND COMPREHENSIVE INCOME/(LOSS)
(IN U.S. DOLLARS, EXCEPT SHARES DATA)

	For the years ended March 31,
	2021	2020	2019
Revenues	$4,777,573	$5,162,268	$7,012,026
Revenues generated from third parties	3,892,583	4,831,838	6,799,871
Revenue generated from related parties	884,990	330,430	212,155
Cost of revenues	(1,938,023)	(2,458,566)	(2,400,491)
Gross profit	2,839,550	2,703,702	4,611,535

Operating expenses:
Selling and marketing	(1,587,333)	(1,583,284)	(1,605,497)
General and administrative	(3,449,293)	(2,461,535)	(1,236,546)
Total operating expenses	(5,036,626)	(4,044,819)	(2,842,043)

Operating income (loss)	(2,197,076)	(1,341,117)	1,769,492

Other income (expenses):
Interest income (expense), net	(1,615,440)	(3,348,790)	(5,174)
Loss on debt extinguishment	-	(5,625,916)	-
Other income (expenses), net	871,650	(73,771)	27,141
Total other income (expenses), net	(743,790)	(9,048,477)	21,967

Income (Loss) before income taxes	(2,940,866)	(10,389,594)	1,791,459
Income tax benefit (provision)	192,683	101,722	(252,232)

Net income (loss)	(2,748,183)	(10,287,872)	1,539,227

Other comprehensive income (loss):
Foreign currency translation adjustment	1,118,446	(641,055)	(206,978)
Comprehensive income (loss)	(1,629,737)	(10,928,927)	1,332,249

Earnings (Loss) per ordinary share
Basic and diluted	$(0.191)	$(1.664)	$0.299
Weighted average number of ordinary shares outstanding
Basic and diluted*	14,390,980	6,182,164	5,142,158

*	Retrospectively restated for effect of reverse stock split on February 22, 2021.

The accompanying notes are an integral part of these consolidated financial statements.

CHINA SXT PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED MARCH 31, 2021, 2020 and 2019

(IN U.S. DOLLARS, EXCEPT SHARES DATA)

	Shares*	Amount	Additional paid-in capital	Retained earnings (Accumulated deficits)	Accumulated other comprehensive income (loss)	Total equity
Balance as of March 31, 2018	5,000,000	$20,000	$1,463,757	$1,544,645	$257,373	$3,285,775

Net income				1,539,227	-	1,539,227
Net Proceeds from the initial public offering	676,675	2,706	6,487,025	-	-	6,489,731
Foreign currency translation gain (Loss)	-	-	-	-	(206,978)	(206,978)
Balance as of March 31, 2019	5,676,675	$22,706	$7,950,782	$3,083,872	$50,395	$11,107,755

Net Loss	-	-	-	(10,287,872)	-	(10,287,872)
Issuance and forbearance of the convertible notes			2,796,868			2,796,868
Issuance of shares for convertible notes principal and interest partial settlement	2,990,253	11,961	6,413,696	-	-	6,425,657
Foreign currency translation gain	-	-	-	-	(641,055)	(641,055)
Balance as of March 31, 2020	8,666,928	$34,667	$17,161,346	$(7,204,000)	$(590,660)	$9,401,353

Net Loss	-	-	-	(2,748,183)	-	(2,239,183)
Issuance of shares for convertible note principal and interest partial settlement	6,847,470	27,390	7,653,401	-	-	7,680,791
Issuance of warrants to a third party	-	-	509,000	-	-	509,000
Share issuance due to reverse-split round up	10,696	-	-	-	-	-
Foreign currency translation gain (Loss)	-	-	-	-	1,118,446	1,118,446
Balance as of March 31, 2021	15,525,094	$62,057	$25,323,747	$(9,952,183)	$527,786	$15,961,407

*	Retrospectively restated for effect of reverse stock split on February 22, 2021.

The accompanying notes are an integral part of these consolidated financial statements.

CHINA SXT PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

	For the years ended March 31,
	2021	2020	2019
Cash Flows from Operating Activities:
Net income (loss) from operations	$(2,748,183)	$(10,287,872)	$1,539,227
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expenses	345,414	331,837	180,917
Bad debt provision	1,206,420	41,249	66,898
Inventory impairment provision	62,944	23,871	23,112
Deferred income taxes	(192,683)	(101,722)	(7,723)
Interest accrued on loan receivable	(13,500)	(67,500)	-
Convertible note - Accretion of financing cost	1,120,267	3,421,910	-
Convertible note - Extinguishment Loss	-	5,625,916	-
Financing cost	509,000	-	-

Changes in operating assets and liabilities:
Accounts receivable	(519,244)	104,001	(1,811,078)
Note receivable	18,522	60,275	202,575
Inventory, net	38,620	39,707	154,526
Advance to suppliers	(341,141)	154,650	(106,456)
Amounts due from related parties	-	-	125,128
Prepayments, receivables and other assets	(1,038,908)	(361,589)	144,754
Notes payable	-	(224,872)	(127,034)
Accounts payable and accrual	(619,537)	302,266	(567,313)
Refund liability	337,565	40,045	78,285
Advance from customers	(62,450)	247,588	(216,518)
Tax payable	91,417	(22,272)	249,577
Accrued expenses and other current liabilities	488,916	1,606,759	310,315
Net cash provided by (used in) operating activities	(1,316,561)	934,247	239,192

Cash Flows from Investing Activities:
Purchase of property, plant and equipment	(78,302)	(130,839)	(535,825)
Purchase of intangible assets	-	-	(11,279)
Construction in process	(14,742)	(275,819)	(62,981)
Other receivable - Huangshan Panjie	3,132,647	(3,590,046)
Deposits for investment	(8,845,122)	-	-
Loan receivable	-	(1,500,000)	-
Net cash provided by (used in) investing activities	(5,805,519)	(5,496,704)	(610,085)

Cash Flows from Financing Activities:
Bank borrowings	(42,007)	(38,698)	69,494
Due to related parties	12,534,433	(3,180,171)	2,482,095
Proceeds from original convertible note	-	10,000,000	-
Payment of original convertible note issuance cost	-	(1,641,050)	-
Repayment of convertible notes	(82,939)	(1,157,376)	-
Payment of the forbearance cost of original convertible note	-	(439,974)	-
Deferred financing costs	-	(518,362)
Net proceeds from initial public offering	-	-	6,490,494
Net cash provided by (used in) financing activities	12,409,487	3,024,369	9,042,083

Effect of exchange rate changes on cash and cash equivalents	784,536	(466,813)	(37,024)

Net increase in cash, cash equivalents and restricted cash	6,071,943	(2,004,901)	8,634,166
Cash, cash equivalents and restricted cash at the beginning of year	7,287,032	9,291,933	657,767
Cash, cash equivalents and restricted cash at the end of year	$13,358,975	$7,287,032	$9,291,933

Supplemental disclosures of cash flows information:
Cash paid for income taxes	$3,085	$10,363	$51,760
Cash paid for interest expense	$5,550	$287,810	$1,489

Non-cash transactions:
Issuance of shares for convertible notes principal and interest partial settlement	$7,680,791	$6,768,555	$-

The accompanying notes are an integral part of these consolidated financial statements.

CHINA SXT PHARMACEUTICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTITIVIES

China SXT Pharmaceutical, Inc. (“SXT” or the “Company”) is a holding company incorporated in British Virgin Islands on July 4, 2017. The Company focuses on the research, development, manufacture, marketing and sales of traditional Chinese medicine pieces (the “TCMP”), through its variable interest entity (“VIE”), Jiangsu Suxuantang Pharmaceutical Co., Ltd, (“Taizhou Suxuantang”) in China. The Company currently sells three types of TCMP products: Advanced TCMP, Fine TCMP and Regular TCMP, and TCM Homologous Supplements (“TCMHS”) products. We currently have a product portfolio of 19 advanced TCMPs, 10 Fine TCMPs, 235 Regular TCMPs and 4 TCMHS solid beverage products that address a wide variety of diseases and medical indications. Most of our products are sold on a prescription basis across China. The Company’s principal executive offices are located in Taizhou, Jiangsu province, China.

Restructuring and Share Issuance

On July 4, 2017, we were incorporated in the British Virgin Islands by issuance of 10,300,000 common stocks at 0.001 par value to Ziqun Zhou, Di Zhou and Feng Zhou Management Limited (“China SXT Pharmaceuticals, Inc. shareholders”). Feng Zhou Management Limited is a BVI company 100% owned by Feng Zhou. Feng Zhou, Ziqun Zhou and Di Zhou collectively hold 100% shares of Taizhou Suxuantang. Later on October 20, 2017, the 10,300,000 shares common stocks (2,575,000 shares retrospectively restated for effect of reverse stock split on February 22, 2021) were reallocated among China SXT Pharmaceuticals, Inc. shareholders. On October 20, 2017, the Company issued 9,700,000 common stocks (2,425,000 shares retrospectively restated for effect of reverse stock split on February 22, 2021) at 0.001 par value to ten individual shareholders (“Restructuring”).

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

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTITIVIES (CONTINUED)

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

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTITIVIES (CONTINUED)

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

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

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

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

Translation of amounts from the local currencies of the Company into US$ has been made at the following exchange rates for the respective periods:

	March 31, 2021	March 31, 2020	March 31, 2019
Balance sheet items, except for equity accounts	6.5518	7.0808	6.7111
Items in the statements of operations and comprehensive income(loss), and statements of cash flows	6.7834	6.9637	6.7138

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information.

Changes in facts and circumstances may cause the Company to revise its estimates. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. The following are some of the areas requiring significant judgments and estimates as of March 31, 2021 and 2020: determinations of the useful lives of long-lived assets, estimates of allowances for doubtful accounts, sales return rate, valuation assumptions in performing asset impairment tests of long-lived assets and determinations of fair value of convertible notes (liability component, etc) and warrants.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

As of March 31, 2021 and 2020, financial instruments of the Company primarily comprised of cash and cash equivalents, restricted cash, accounts receivables, notes receivable, loan receivable and accrued interest, due from related parties, prepayments, receivables and other current assets (exclude prepayments and deposits), bank loans (current and non-current portion), notes payable, accounts payable, amounts due to related parties and accrued expenses and other liabilities. The carrying amounts of these financial instruments approximated their fair values because of their generally short maturities.

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

The ending balance of restricted cash presented on the face of the consolidated balance sheets as of March 31, 2021 and 2020 were $25,947 and Nil, respectively.

Accounts receivable

Accounts receivable are recorded at the invoiced amount less an allowance for any uncollectible accounts and do not bear interest, which are due on demand. Management reviews the adequacy of the allowance for doubtful accounts on an ongoing basis, using historical collection trends and aging of receivables. Management also periodically evaluates individual customer’s financial condition, credit history, and the current economic conditions to make adjustments in the allowance when it is considered necessary. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of March 31, 2021 and 2020, the Company assessed the recoverability of its accounts receivable and record an allowance of $270,693 and $103,990, respectively.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Inventories

Inventories primarily include raw materials and finished goods.

Inventories are stated at the lower of cost or net realizable value. Cost is determined by the weighted-average method. Raw material cost is based on purchase costs while work-in-progress and finished goods comprise direct materials, direct labor and an allocation of manufacturing overhead costs. Net realizable value represents the anticipated selling price, net of distribution cost, less estimated costs to completion for work in progress. As of March 31, 2021 and 2020, the Company assessed the net realizable value of its inventories and record a provision of $114,214 and $45,381, respectively.

Advance to suppliers

Advance to suppliers represent amounts advanced to suppliers for future purchases of raw materials and for other services. The suppliers usually require advance payments when the Company makes purchase or orders service and the advanced payments will be utilized to offset the Company’s future payments.

Property, plant and equipment, net

Property and equipment are stated at cost. The straight-line depreciation method is used to compute depreciation over the estimated useful lives of the assets, as follows:

	Residual value rate	Useful Lives
Machinery	5%	10 years
Electric equipment	5%	3-5 years
Office equipment	5%	5 years
Vehicles	5%	4-10 years
Leasehold improvement cost	5%	3-10 years

The Company reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An asset is considered impaired if its carrying amount exceeds the future net undiscounted cash flows that the asset is expected to generate. If such asset is considered to be impaired, the impairment recognized is the amount by which the carrying amount of the asset, if any, exceeds its fair value determined using a discounted cash flow model. For the years ended March 31, 2021 and 2020, marketing and there was no impairment of property, plant and equipment.

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

The Company follows ASC Topic 350 in accounting for intangible assets, which requires impairment losses to be recorded when indicators of impairment are present and the undiscounted cash flows estimated to be generated by the assets are less than the assets’ carrying amounts. For the years ended March 31, 2021 and 2020, the Company record no impairment of intangible assets.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

Impairment of long-lived assets

Long-lived assets primarily include property, plant and equipment and intangible assets. In accordance with the provision of ASC Topic 360-10-5, “Impairment or Disposal of Long-Lived Assets”, the Company generally conducts its annual impairment evaluation to its long-lived assets, usually in the fourth quarter of each year, or more frequently if indicators of impairment exist, such as a significant sustained change in the business climate. The recoverability of long-lived assets is measured at the reporting unit level, which is an operating segment or one level below an operating segment. If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying amount of the asset. The Company record no impairment charge for the years ended March 31, 2021 and 2020, respectively.

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

Revenue recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”), on April 1, 2018, using the modified retrospective method. Revenues for the years ended March 31, 2021, 2020 and 2019 were presented under ASC 606, and revenues for the year ended March 31, 2018 was not adjusted and continue to be presented under ASC Topic 605, Revenue Recognition.

Revenue is recognized when control of promised goods is transferred to the Company’s customers in an amount of consideration of which the Company expect to be entitled to in exchange for the goods, and the Company can reasonably estimates return provision for the goods. The product return provisions are estimated based on (1) historical rates, (2) specific identification of outstanding returns not yet received from customers and outstanding discounts and claims and (3) estimated returns, discounts and claims expected, but not yet finalized with customers. As of March 31, 2021 and 2020, sales return provision recorded in Refund liabilities were $472,282 and $113,611.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (continued)

For the year ended March 31, 2021 and 2020, the Company did not have any significant incremental costs of obtaining contracts with customers incurred or costs incurred in fulfilling contracts with customers within the scope of ASC Topic 606, that shall be recognized as an asset and amortized to expenses in a pattern that matches the timing of the revenue recognition of the related contract.

The Company does not have amounts of contract assets since revenue is recognized as control of goods is transferred. The contract liabilities consist of advance payments from customers. The contract liabilities are reported in a net position on a customer-by-customer basis at the end of each reporting period. All contract liabilities are included in advance from customers in the Consolidated Balance Sheets. As of March 31, 2021 and 2020, the Company record advance from customers of $257,449 and $298,042, respectively.

Cost of revenue

Cost of revenue consists primarily of cost of materials, direct labors, overhead, and other related incidental expenses that are directly attributable to the Company’s principal operations.

Market development fees

Market development fees relate mainly to market development and advertisements of our pharmaceutical products. For the years ended March 31, 2021 and 2020, marketing and advertising expenses are $1,119,680 and $1,021,543, respectively, which are included in selling expenses in our consolidated statements of operations and comprehensive income.

Income Taxes

Current income tax expenses are provided for in accordance with the laws of the relevant taxing authorities. As part of the process of preparing the consolidated financial statements, the Company is required to estimate its income taxes in each of the jurisdictions in which it operates. The Company accounts for income taxes using the liability method, under which deferred income taxes are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized as income or expense in the period that includes the enactment date. Valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that the asset will not be realizable in the foreseeable future.

The Company adopts ASC 740-10-25 “Income Taxes” which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. The Company did not have significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of March 31, 2021 and 2020.

Comprehensive income

Comprehensive income includes net income and foreign currency adjustments. Comprehensive income is reported in the consolidated statements of operations and comprehensive income. Accumulated other comprehensive income, as presented on the balance sheets are the cumulative foreign currency translation adjustments. As of March 31, 2021, the balance of accumulated other comprehensive income amounted to $527,786, and as of March 31, 2020, the balance of accumulated other comprehensive loss amounted to $590,660, respectively.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases

Leases are classified as either capital or operating leases. Leases that transfer substantially all the benefits and risks incidental to the ownership of assets are accounted for as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are recognized in the condensed consolidated income statements on a straight-line basis over the lease terms. The Company had no capital leases for the years ended March 31, 2021 and 2020, respectively.

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

Significant risks and uncertainties

Credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable, notes receivable, other receivables, advances to suppliers, loan receivable and accrued interest, and amounts due from related parties. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of March 31, 2021 and 2020 the Company held cash and cash equivalents of $13,333,028 and $7,287,032, respectively, which were primarily deposited in financial institutions located in Mainland China, which were uninsured by the government authority. To limit exposure to credit risk relating to deposits, the Company primarily place cash deposits with large financial institutions in China which management believes are of high credit quality. The Company’s operations are carried out in Mainland China. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC as well as by the general state of the PRC’s economy. In addition, the Company’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other factors.

The Company conducts credit evaluations of its customers and suppliers and generally does not require collateral or other security from them. The Company establishes an accounting policy for allowance for doubtful accounts on the individual customer’s financial condition, credit history, and the current economic conditions. As of March 31, 2021 and 2020, the Company record allowances of $270,693 and $103,990, respectively, for accounts receivable. As of March 31, 2021 and 2020, the Company record allowances of $1,090,759 and Nil, respectively, for Prepayments, receivables and other current assets.

Liquidity risk

The Company is also exposed to liquidity risk which is risk that it is unable to provide sufficient capital resources and liquidity to meet its commitments and business needs. Liabilities that potentially subject the Company to significant concentration of liquidity risk primarily consist of bank loans (current and non-current portion), accounts payable, amounts due to related parties, and accrued expenses and other liabilities. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, the Company will turn to other financial institutions and the owners to obtain short-term funding to meet the liquidity shortage.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Significant risks and uncertainties (continued)

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

Concentration risk

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenues and purchases, respectively. The loss of any of the Company’s significant supplier or the failure to purchase key raw material could have a material adverse effect on our business, consolidated results of operations and financial condition.

During the years ended March 31, 2021 and 2020, there were two and two customers generated sales which accounted for over 10% of total revenues generated for that year, respectively. The details are as follows:

	For the years ended, March 31,
	2021	2020
Customer A	19.37%	20.23%
Customer B	3.82%	15.00%
Customer C (related party customer)	15.31%	4.88%

As of March 31, 2021 and 2020, accounts receivable due from these customers as a percentage of consolidated accounts receivable were as follows:

	As of March 31,
	2021	2020
Customer A	14.11%	5.49%
Customer B	3.28%	9.04%
Customer C (related party customer)	19.94%	7.04%

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Significant risks and uncertainties (continued)

During the years ended March 31, 2021 and 2020, there were four and three suppliers which accounted for over 10% of total purchase for that year, respectively. The details are as follows:

	For the years ended, March 31,
	2021	2020
Supplier A	39.80%	20.34%
Supplier B	18.64%	-
Supplier C	18.20%	-
Supplier D	16.02%	-
Supplier E	-	45.91%
Supplier F	7.33%	14.09%

As of March 31, 2021 and 2020, accounts payable due to these suppliers as a percentage of consolidated accounts payable were as follows:

	As of March 31,
	2021	2020
Supplier A	-	0.75%
Supplier B	8.67%	-
Supplier C	7.76%	-
Supplier D	7.60%	-
Supplier E	-	29.86%
Supplier F	23.50%	7.37%

Recently issued accounting standards

The Jumpstart Our Business Startups Act (“JOBS Act”) provides that an emerging growth company (“EGC”) as defined therein can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has adopted the extended transition period.

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”. The amendments in this ASU eliminate, add and modify certain disclosure requirements for fair value measurements. The amendments in this ASU, among other things, require public companies to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The amendments in this ASU are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, and entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Company adopted ASU No. 2018-13 on April 1, 2020 by using the modified retrospective method. The adoption had no impact on the Company’s balance sheet, statements of operations and comprehensive income (loss) and statement of cash flows for the year ended March 31, 2021.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently issued accounting standards (continued)

In February 2016, the FASB issued ASU No. 2016-02, Leases, or ASU 2016-02, which modifies lease accounting for lessees to increase transparency and comparability by recording lease assets and liabilities for operating leases and disclosing key information about leasing arrangements. In July 2018, the FASB issued ASU No. 2018-10, Codification Improvements to Topic 842, Leases, or ASU 2018-10, to supersede ASU 2016-02. In addition, the FASB issued ASU No. 2018-11, Leases (Topic 842): Targeted Improvements, that provide entities with an additional (and optional) transition method to adopt the new leases standard. Under this new transition method, an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. Consequently, an entity’s reporting for the comparative periods presented in the financial statements in which it adopts the new leases standard will continue to be in accordance with current GAAP (Topic ASC 840, Leases). In June 2020, the FASB issued ASU No. 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, which amended the effective date of Topic 842, Leases. ASC 842 is now effective for private companies and nonprofit organizations annual reporting periods beginning after December 15, 2021. This was done to provide these organizations with accounting relief during the COVID-19 global pandemic. The amendments in these ASUs are effective for the Company’s fiscal years, and interim periods within those fiscal years beginning April 1, 2022. The Company does not plan to early adopt the new lease standards and the Company expects that applying the ASU 2016-02 would materially increase its assets and liabilities due to the recognition of right-of-use assets and lease liabilities on its consolidated balance sheets, with an immaterial impact on its consolidated statements of comprehensive loss and cash flows.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, or ASU 2016-13. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Company’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, which clarifies that receivables arising from operating leases should be accounted for in accordance with ASC 842, Leases (“ASC 842”) instead of ASC Subtopic 326-20. In November 2019, the FASB issued ASU No. 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates, which amended the effective date of ASU 2016-13. The amendments in these ASUs are effective for the Company’s fiscal years, and interim periods within those fiscal years beginning April 1, 2022. Early adoption is permitted. The Company does not expect to early adopt this guidance and is in the process of evaluating the impact of adoption of this guidance on the Company’s consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, as part of its Simplification Initiative to reduce the cost and complexity in accounting for income taxes. This standard removes certain exceptions related to the approach for intra period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also amends other aspects of the guidance to help simplify and promote consistent application of GAAP. The amendments in these ASUs are effective for the Company’s fiscal years, and interim periods within those fiscal years beginning March 31, 2022. The Company does not expect to early adopt this guidance and is in the process of evaluating the impact of adoption of this guidance on the Company’s consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, “Investments — Equity Securities (Topic 321), Investments — Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) — Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (a consensus of the FASB Emerging Issues Task Force)”, which clarifies the interactions of the accounting for certain equity securities under ASC 321, investments accounted for under the equity method of accounting in ASC 323, and the accounting for certain forward contracts and purchased options accounted for under ASC 815. ASU 2020-01 could change how an entity accounts for (i) an equity security under the measurement alternative and (ii) a forward contract or purchased option to purchase securities that, upon settlement of the forward contract or exercise of the purchased option, would be accounted for under the equity method of accounting or the fair value option in accordance with ASC 825 “Financial Instruments”. These amendments improve current U.S. GAAP by reducing diversity in practice and increasing comparability of the accounting for these interactions. The new guidance is effective prospectively for the Company for the year ending March 31, 2022 and interim reporting periods during the year ending March 31, 2022. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

In March 2020, the FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting” and issued a subsequent amendment which refines the scope of the ASU and clarifies some of its guidance as part of the FASB’s monitoring of global reference rate reform activities in January 2021 within ASU 2021-01 (collectively, including ASU 2020-04, “ASC 848”). ASC 848 provides optional expedients and exceptions for applying U.S. GAAP on contract modifications and hedge accounting to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform, if certain criteria are met. These optional expedients and exceptions provided in ASC 848 are effective for the Company from January 1, 2020 through December 31, 2022. The Company has elected the optional expedients for certain existing interest rate swaps that are designated as cash flow hedges, which did not have a material impact on the financial position, results of operations and cash flows. The Company is evaluating the effects, if any, of the potential election of the other optional expedients and exceptions provided in this guidance on the financial position, results of operations and cash flows.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently issued accounting standards (continued)

In August 2020, the FASB issued ASU 2020-06, “Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity”, which simplifies an issuer’s accounting for certain convertible instruments and the application of derivatives scope exception for contracts in an entity’s own equity. This guidance also addresses how convertible instruments are accounted for in the diluted earnings per share calculation and required enhanced disclosures about the terms of convertible instruments and contracts in an entity’s own equity. The new guidance is required to be applied either retrospectively to financial instruments outstanding as of the beginning of the first comparable reporting period for each prior reporting period presented or retrospectively with the cumulative effect of the change to be recognized as an adjustment to the opening balance of retained earnings at the date of adoption. This guidance is effective for the Company for the year ending March 31, 2023 and interim reporting periods during the year ending March 31, 2023. Early adoption is permitted. The Company is evaluating the effects, if any, of the adoption of this guidance on the financial position, results of operations and cash flows.

The Company does not believe other recently issued but not yet effective accounting statements, if recently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of comprehensive income (loss) and statements of cash flows.

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following as of March 31, 2021 and 2020:

	As of March 31,
	2021	2020
Accounts receivable – third parties	$3,510,261	$3,439,799
Accounts receivable – related parties	1,267,547	483,628
Total accounts receivable, gross	4,777,808	3,923,427
Less: allowance for doubtful accounts	(270,693)	(103,990)
Accounts receivable, net	$4,507,115	$3,819,437

For the years ended March 31, 2021 and 2020, the Company record bad debt expense of $152,902 and $41,249, respectively.

NOTE 4 – INVENTORIES

Inventories as of March 31, 2021 and 2020 consisted of the following:

	As of March 31,
	2021	2020
Raw materials	$353,174	$404,457
Finished goods	620,736	533,691
Provision for inventory	(114,214)	(45,381)
Total inventories, net	$859,696	$892,767

Impairment provision of inventories recorded for lower of cost or net realizable value adjustments were $62,944 and $23,871 for the years ended March 31, 2021 and 2020, respectively.

NOTE 5 – LOAN RECEIVABLE AND ACCRUED INTEREST

	As of March 31,
	2021	2020
Loan receivable - RH Holdings Management (HK) Limited	$1,500,000	$1,500,000
Accrued interest	81,000	67,500
Total	$1,581,000	$1,567,500

Short-term loan of $1.5 million at 5.4% annual interest rate was made to RH Holdings Management (HK) Limited from June 1, 2019, to May 31, 2020. The loan receivable from RH Holdings Management (HK) Limited is overdue and the Company expects to receive the rest investment balance and interest before March 31, 2022 based on the agreement reached with RH Holdings Management (HK) Limited.

NOTE 6 – DEFERRED COST

As of March 31, 2021 and 2020, deferred cost of $547,807 and $510,617, respectively, represented the financing costs the Company paid to third-parties for the next round financing.

NOTE 7 – PREPAYMENTS, RECEIVABLES AND OTHER ASSETS

Prepayments, receivables and other assets consisted of the following as of March 31, 2021 and 2020:

	As of March 31,
	2021	2020
Staff IOU	$2,197,130	$943,718
Receivable from a third-party company	572,362	3,530,675
Others	180,370	144,347
Total prepayments, receivables and other assets	2,949,862	4,618,740
Less: allowance for doubtful accounts	(1,090,759)	-
Prepayments, receivables and other assets, net	$1,859,103	$4,618,740

The Staff IOU is a short-term petty cash which should be paid off within one year. For the years ended March 31, 2021 and 2020, the Company record bad debt expense for Staff IOU balances of $1,090,759 and $Nil, respectively.

In June 2019, Taizhou Suxuantang entered into a limited partnership agreement with Huangshan Panjie Investment Management Co., Ltd. (the “Fund” or “Huangshan Panjie”). The company is committed to contribute $7 million (RMB50 million) into the Fund in two installments, with one installment of $3.5 million (RMB 25 million) made on June 14, 2019, and the second installment of $3.5 million (RMB 25 million) to be made no later than October 31, 2019. In June 2020, the Company agreed with the Fund, the GP and other limited partners to withdraw the installment of $3.5 million (RMB 25 million) made on June 14, 2019. The company received payment of $3.1 million (RMB 21.25 million) for the year ended March 31, 2021 and expects to receive the rest investment balance and interest before December 31, 2022 based on the agreement reached with Huangshan Panjie.

NOTE 8 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following as of March 31, 2021 and 2020:

	As of March 31,
	2021	2020
Machinery	$750,333	$638,660
Vehicles	197,304	182,563
Electric equipment	158,745	144,436
Office equipment	80,836	74,797
Leasehold improvement	1,703,356	1,559,152
Total property plant and equipment, at cost	2,890,574	2,599,608
Less: accumulated depreciation	(1,457,095)	(1,025,006)
Total property, plant and equipment, net	$1,433,479	$1,574,602

Depreciation expense were $337,402 and $323,852 for year ended March 31, 2021 and 2020, respectively.

NOTE 9 – INTANGIBLE ASSETS, NET

Intangible assets consisted of the following as of March 31, 2021 and 2020:

	As of March 31,
	2021	2020
Trademark	$46,453	$42,982
Software	36,495	33,768
Total intangible assets, at cost	82,948	76,750
Less: accumulated amortization	(37,148)	(26,698)
Total intangible assets, net	$45,800	$50,052

Amortization expense were $8,012 and $7,985 for year ended March 31, 2021 and 2020, respectively.

NOTE 10 – CONSTRUCTION IN PROCESS

Construction in process consist of the following as of March 31, 2021 and 2020:

	March 31, 2021	March 31, 2020
Factory	$175,614	$148,372
Retail outlet	180,000	180,000
	$355,614	$328,372

NOTE 11 – LONG-TERM DEPOSIT

Long-term deposit consisted of cash deposit of RMB 60 million the Company paid to one entity which the Company is seeking to acquire certain percentage of ownership (“Target Company”). The deposit was used as acquisition deposit required by the Target Company in order to execute their respective acquisition memorandum which details the acquisition and valuation methods but is not legally binding. The fund pledged to the Target Company has no definite term, however the Company anticipates the detailed acquisition proposals will be presented to the Board of Directors and shareholders of the Company for voting within one year. In the case that the acquisition was approved by both parties, the deposit would be used as initial payment and offset the total cash consideration of the deal. If the acquisition failed to be approved, the Target Company is obligated to return the deposit to the Company. As of March 31, 2021, the acquisition was not approved or disapproved as the acquisition was still in the process of undergoing legal and financial due diligence.

NOTE 12 – BANK LOANS

Bank loans consisted of the following as of March 31, 2021 and 2020:

	As of March 31,
	2021	2020
Car loans – current portion	$37,122	$43,902

	As of March 31,
	2021	2020
Car loans – non-current portion	$6,292	$36,511

Two car loans of $76,315 at 12% annual interest rate and $51,894 at 9.5% annual interest rate were valid from October 1, 2018 to September 30, 2021 and from July 1, 2019 to June 30, 2022, respectively. Both cars were pledged as collateral for loans until full settlement.

NOTE 13 – CONVERTIBLE NOTES

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

NOTE 13 – CONVERTIBLE NOTES (CONTINUED)

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

NOTE 13 – CONVERTIBLE NOTES (CONTINUED)

In connection with this forbearance, the Company accounted for as a debt extinguishment as the terms of the Convertible Notes are significantly modified. The Company modified the principle of the Convertible Notes to $10,939,410 and record an extinguishment loss of $5,625,916, within the amount we paid to forbear the debt of $11,939,410 (modified principle of the Convertible Notes of $10,939,410, initial forbearance fee of $1,000,000), in excess of its net carrying value of $6,055,648 (principal outstanding $7,886,294, unamortized issuance cost $1,830,645), at the time of the debt extinguishment.

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

Net carrying amount of the liability component Convertible Notes dated as of March 31, 2021 was as follows:

	Principal outstanding	Unamortized issuance cost	Net carrying value
Convertible Notes - short-term	$-	-	$-

Net carrying amount of the liability component Convertible Notes dated as of March 31, 2020 was as follows:

	Principal outstanding	Unamortized issuance cost	Net carrying value
Convertible Notes - short-term	$6,828,050	(184,587)	$6,643,463

According to the Forbearance Agreements, the Company issued and delivered 4,000,000 un-legended Pre-Delivery Shares (1,000,000 shares retrospectively restated for effect of reverse stock split on February 22, 2021) into the investor’s custodian’s account as collateral in December 2019. The Company has made full payment of the forbearance redemption amounts in accordance with the Forbearance Agreements to the investors. Upon full payment, each investor returned 2,000,000 Ordinary Shares (500,000 shares retrospectively restated for effect of reverse stock split on February 22, 2021) to the Company, which served as security for the Company’s obligations owed to the investors. On November 2, 2020, the Company has cancelled the 4,000,000 Ordinary Shares (1,000,000 shares retrospectively restated for effect of reverse stock split on February 22, 2021).

Net carrying amount of the equity component of the Convertible Notes as of March 31, 2021 was as follows:

	Amount allocated to conversion option	Issuance cost	Equity component, net
Convertible Notes – equity portion	$-	-	$-

NOTE 13 – CONVERTIBLE NOTES (CONTINUED)

Net carrying amount of the equity component of the Convertible Notes as of March 31, 2020 was as follows:

	Amount allocated to conversion option	Issuance cost	Equity component, net
Convertible Notes – equity portion	$956,875	(272,773)	$684,102

Amortization of issuance cost, debt discount and interest cost for the year ended March 31, 2021 were as follows:

	Issuance costs and debt discount	Convertible note interest	Total
Convertible Notes	$184,587	935,680	$1,120,267

Amortization of issuance cost, debt discount and interest cost for the year ended March 31, 2020 were as follows:

	Issuance costs and debt discount	Convertible note interest	Total
Convertible Notes	$2,519,762	902,149	$3,421,910

The effective interest rate to derive the liability component fair value is 26.73% for the Convertible Notes.

NOTE 14 – REFUND LIABILITY

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

The estimated cost of inventory for product returns of $76,429 and $51,125, respectively, were recorded in Inventory on the Consolidated Balance Sheets as of March 31, 2021 and 2020.

NOTE 15 – ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following as of March 31, 2021 and 2020:

	As of March 31,
	2021	2020
Accrued payroll and welfare	$463,232	$393,740
Other payable for leasehold improvements	1,532,075	1,428,073
Accrued professional service expenses	231,992	127,787
Other current liabilities	819,677	287,705
Total	$3,046,976	$2,237,305

As of March 31, 2021 and 2020, the balances of other current liabilities $819,677 and $287,705, respectively, represented amounts due to suppliers for operating expenses and to staff who paid for operating expenses on behalf of the Company.

NOTE 16 – SHAREHOLDERS’ EQUITY

Ordinary shares

The Company is authorized to issue unlimited shares of $0.001 par value common stock. On July 4, 2017 and October 20, 2017, the Company issued common stocks of an aggregate of 20,000,000 shares of $0.001 par value (5,000,000 shares of $0.004 par value retrospectively restated for effect of reverse stock split on February 22, 2021) to thirteen shareholder, three among whom together hold 100% shares of Suxuantang and over 50% shares of SXT. In connection with Restructuring, all shares and per share amounts have been retroactively restated as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

On December 31, 2018, the Company completed the closing of its initial public offering of 2,506,300 ordinary shares at a public offering price of $4.00 per ordinary share (626,575 ordinary shares at a price of $16.00 per ordinary share retrospectively restated for effect of reverse stock split on February 22, 2021). On January 3, 2019, the Company sold an additional 39,975 ordinary shares at the public offering price of $4.00 per share (9,993 ordinary shares at a price of $16.00 per ordinary share retrospectively restated for effect of reverse stock split on February 22, 2021). in a second closing. The total gross proceeds from the initial public offering is approximately $10.2 million before underwriting commissions and offering expenses.

On January 10, 2019, the Underwriter exercise the warrants in connection with the initial public offering and 160,426 shares (40,107 ordinary shares retrospectively restated for effect of reverse stock split on February 22, 2021) were newly issued.

Ordinary shares issued for convertible notes settlement

For the year ended March 31, 2020, 11,961,006 ordinary shares (2,990,253 ordinary shares retrospectively restated for effect of reverse stock split on February 22, 2021) were issued with a fair value of $6,425,657 for convertible notes principal and interest partial settlement.

For the year ended March 31, 2021, 27,389,877 ordinary shares (6,847,470 ordinary shares retrospectively restated for effect of reverse stock split on February 22, 2021) were issued with a fair value of $7,680,791 for convertible notes principal and interest partial settlement.

Warrant

In connection with the certain convertible notes issued on May 2, 2019, the Company issued a warrant on January 18, 2021 to Mr. Jian Ke for purchase of 1,000,000 ordinary shares (250,000 ordinary shares retrospectively restated for effect of reverse stock split on February 22, 2021) (the “warrants”). The warrants carry a term of four years and shall be exercisable at $0.3843 per share ($1.5372 per share retrospectively restated for effect of reverse stock split on February 22, 2021). Management determined that the warrants are equity instruments because the warrants are both a) indexed to its own stock; and b) classified in stockholders' equity. The warrants were recorded at their fair value on the date of grant as a component of stockholders’ equity. As of March 31, 2021, the total number of warrants outstanding was 250,000 with weighted average remaining life of 4 years.

The fair value of this Warrants was $509,000. The fair value has been estimated using the Black Scholes pricing model with the following weighted-average assumptions: risk free rate of 0.33%; expected term of 4 years; exercise price of the warrants of $1.5372; volatility of 131.84%; and expected future dividends of nil.

Reverse stock split

On January 23, 2021, the Company’s board of directors approved to effect a one-for-four reverse stock split of its ordinary shares (the “Reverse Stock Split”) with the market effective on February 22, 2021, such that the number of the Company’s authorized preferred and ordinary shares is unchanged, which will remain as unlimited, and the par value of each ordinary share is increased from US$0.001 to US$0.004. As a result of the Reverse Stock Split, each four pre-split ordinary shares outstanding were automatically combined and converted to one issued and outstanding ordinary share without any action on the part of the shareholder. No fractional ordinary shares were issued to any shareholders in connection with the reverse stock split. Each shareholder was entitled to receive one ordinary share in lieu of the fractional share that would have resulted from the reverse stock split. As of February 21, 2021 (immediately prior to the effective date), there were 62,057,584 ordinary shares outstanding, and the number of ordinary shares outstanding after the Reverse Stock Split is 15,525,094, taking into account of the effect of rounding fractional shares into whole shares. In addition, all options and any other securities of the Company outstanding immediately prior to the Reverse Stock Split (to the extent they don’t provide otherwise) will be appropriately adjusted by dividing the number of ordinary shares into which the options and other securities are exercisable by 4 and multiplying the exercise price thereof by 4, as a result of the Reverse Stock Split.

NOTE 17 – INCOME TAXES

(a)	Corporate Income Taxes

Under the current laws of the British Virgin Islands (“BVI”), the Company is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no BVI withholding tax is imposed. The Company’s subsidiaries incorporated in Hong Kong were subject to the Hong Kong profits tax rate at 16.5% for the year ended March 31, 2021, 2020 and 2019. The Company’s subsidiaries and VIE incorporated in China were subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. The EIT rate for companies operating in the PRC is 25% for the year ended March 31, 2021, 2020 and 2019, except for Taizhou Suxuantang where the applicable income tax rate is 15% for the year ended March 31, 2021, 2020 and 2019 since it was qualified as a high-technology company from January 1, 2018 to December 31, 2020. In addition, the Company is allowed to deduct additional 75% of its research and development expenses against its pre-tax income as a high-technology company.

NOTE 17 – INCOME TAXES (CONTINUED)

For the year ended March 31, 2021, 2020 and 2019, income tax expenses consisted of the following:

	For the years ended March 31,
	2021	2020	2019
Current income tax provision	$-	$-	$259,955
Deferred income tax provision	(192,683)	(101,722)	(7,723)
Total income tax expense (benefit)	(192,683)	$(101,722)	$252,232

The following is a reconciliation of the Company’s total income tax expense to the amount computed by applying the PRC statutory income tax rate of 15% to its income from operations before income taxes for the year ended March 31, 2021, 2020 and 2019.

	For the years ended March 31,
	2021	2020	2019
Income (Loss) before income taxes	(2,940,866)	$(10,389,594)	$1,791,459
Income tax expense at the PRC statutory rate	(441,130)	(1,558,439)	268,719
Non-deductible expenses	278,437	51,884	12,783
Deductible research and development expenses	(41,120)	(39,787)	(29,098)
Deferred income tax provision	(192,683)	(101,722)	(7,723)
Effect of income tax rate differences in jurisdictions other than the PRC	203,813	1,546,342	7,551
Total	(192,683)	$(101,722)	$252,232

(b)	Deferred Tax Assets

Deferred income tax was measured using the enacted income tax rates for the periods in which they are expected to be reversed. Significant components of the Company’s deferred income tax assets and liabilities consist of follows:

	As of March 31,
	2021	2020
Tax loss carry forward	$100,095	$90,434
Allowance for doubtful account - prepayments, receivables and other current assets	163,613	-
Allowance for doubtful account - accounts receivable	40,604	15,598
Impairment provision for inventory	17,132	6,807
Total	$321,444	$112,839

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. For the year ended March 31, 2021, 2020 and 2019 the Company had no unrecognized tax benefits.

The Company does not anticipate any significant increase to its asset for unrecognized tax benefit within the next 12 months. The Company will classify interest and penalties related to income tax matters, if any, in income tax expense.

NOTE 18 – RELATED PARTY TRANSACTIONS

Nature of relationships with related parties

Name of related parties	Relationship with the Company
Feng Zhou	Major shareholder of the Company, Chief Executive Officer
Jianping Zhou	Father of major shareholders of the Company and two of Taizhou Suxuantang shareholders, controlling shareholder of Taizhou Suxuantang from its inception to May 8, 2017
Taizhou Jiutian Pharmaceutical Co. Ltd.	An entity controlled by Jianping Zhou
Jiangsu Health Pharmaceutical Investment Co., Ltd.	An entity controlled by Jianping Zhou
Taizhou Su Xuan Tang Chinese Medicine Clinic	An entity controlled by Jianping Zhou
Taizhou Su Xuan Tang Chinese hospital Co., Ltd.	An entity controlled by Jianping Zhou

Related party balances

a. the amounts due from related parties as of March 31, 2021 and 2020 were as follows:

	As of March 31,
	2021	2020
Jiangsu Health Pharmaceutical Investment Co., Ltd.	$-	$768,341
Total	$-	$768,341

b. the amounts due to related parties as of March 31, 2021 and 2020 were as follows:

	As of March 31,
	2021	2020
Jiangsu Health Pharmaceutical Investment Co., Ltd.	$10,351,338	$-
Jianping Zhou	1,797,123	-
Total	$12,148,461	$-

Related party transactions

For the years ended March 31, 2021 and 2020, the Company generated revenues of $731,669 and $251,749, respectively, from sales transactions with Taizhou Jiutian Pharmaceutical Co. Ltd.

For the year ended March 31, 2021 and 2020, the Company generated revenues of $84,848 and $60,639, respectively, from sales transactions with Taizhou Su Xuan Tang Chinese hospital Co. Ltd.

For the years ended March 31, 2021 and 2020, the Company generated revenue of $68,473 and $18,042, respectively, from sales transactions with Taizhou Su Xuan Tang Chinese Medicine Clinic.

For the year ended March 31, 2021, the Company borrowed $12,148,461 from Jianping Zhou and Jiangsu Health Pharmaceutical Investment Co., Ltd., which was non-interest bearing and repaid on demand. For the year ended March 31, 2020, the Company repaid $3,180,171 to Feng Zhou, Jiangsu Health Pharmaceutical Investment Co., Ltd. and Jianbin Zhou.

Guarantee

For the year ended March 31, 2021, Taizhou Suxuantang signed several financial guarantee agreements for its related parties. Details of the financial guarantee agreements, please refer to Note 19.

NOTE 19 – GUARANTEE

On April 23, 2020, Taizhou Suxuantang signed a financial guarantee agreement with Jiangsu Changjiang Commercial Bank for Taizhou Jiutian Pharmaceutical Co. Ltd. in borrowing of $442,626 (equivalent of RMB 2,900,000) for one-year period. On May 18, 2020, Taizhou Suxuantang signed a financial guarantee agreement with Bank of Nanjing for Taizhou Jiutian Pharmaceutical Co. Ltd. in borrowing of $518,941 (equivalent of RMB 3,400,000) for a one-year period. Taizhou Suxuantang is obliged to pay on behalf the related party the principal, interest, penalty and other expenses if Taizhou Jiutian Pharmaceutical Co. Ltd. defaults in payment. The Company did not charge financial guarantee fees over Taizhou Jiutian Pharmaceutical Co. Ltd.

On October 28, 2013, Taizhou Suxuantang signed a financial guarantee agreement with Fenlan Xu for Jianping Zhou in borrowing of $885,253 (equivalent of RMB 5,800,000) for an unlimited period. Taizhou Suxuantang and Taizhou Jiutian Pharmaceutical Co. Ltd. are obliged to pay on behalf the related party the principal, interest from January 1, 2021 to the actual date of payment, penalty and other expenses if Jianping Zhou defaults in payment. The Company did not charge financial guarantee fees over Jianping Zhou.

The Company has not made any payment under the above guarantee agreements for the year ended March 31, 2021.

NOTE 20 – COMMITMENT

The following table sets forth the Company’s operating lease commitment as of March 31, 2021:

Office Rental	For the year ended March 31,
2022	$76,376
2023	76,376
2024	76,376
2025	76,376
2026	76,376
Thereafter	133,658
Total	$515,538

From time to time, the Company is involved in various legal proceedings, claims and other disputes arising from commercial operations, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Company can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on our consolidated financial position or results of operations or liquidity. As of March 31, 2021 and 2020, the Company had no pending legal proceedings.

NOTE 21 – SUBSEQUENT EVENTS

Guarantee

On April 12, 2021, Taizhou Suxuantang signed a financial guarantee agreement with Jiangsu Changjiang Commercial Bank for Taizhou Jiutian Pharmaceutical Co. Ltd. in borrowing of $427,363 (equivalent of RMB 2,800,000) for three-year period. On May 31, 2021, Taizhou Suxuantang signed a financial guarantee agreement with Bank of Nanjing for Taizhou Jiutian Pharmaceutical Co. Ltd. in borrowing of $518,941 (equivalent of RMB 3,400,000) for a one-year period. Taizhou Suxuantang is obliged to pay on behalf the related party the principal, interest, penalty and other expenses if Taizhou Jiutian Pharmaceutical Co. Ltd. defaults in payment. The Company did not charge financial guarantee fees over Taizhou Jiutian Pharmaceutical Co. Ltd.

The Company evaluated all events and transactions that occurred after March 31, 2021 up through the date the Company issued these financial statements on August 13, 2021 and concluded that no other material subsequent events except for the disclosed above.