Form 20-F
period 2022-03-31
China SXT Pharmaceuticals, Inc.
filed 2022-07-18
CIK 1723980

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2022

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

Feng Zhou

178 Taidong Rd North, Taizhou

Jiangsu, China

+86- 523-86298290

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Ordinary shares, par value US$0.08 per share	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of March 31, 2022 was: 40,627,868 ordinary shares, par value $0.004 per share (on a pre-2022 Reverse Split basis (as defined below)).

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

Unless the context indicates otherwise, all references to “China” and the “PRC” refer to the People’s Republic of China, all references to “Renminbi” or “RMB” are to the legal currency of the People’s Republic of China, all references to “U.S. dollars,” “dollars” and “$” are to the legal currency of the United States. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On March 31, 2022, the cash buying rate announced by the People’s Bank of China was RMB 6.3393 to $1.00.

On May 5, 2022, the Company’s board of directors approved an amended and restated memorandum and articles of association to effectuate a one-for-twenty (1-for-20) reverse split for its ordinary shares (the “2022 Reverse Split”). The market effective date of 2022 Reverse Split was May 19, 2022, which was the first day when the Company’s ordinary shares begin trading on a split-adjusted basis. The 2022 Reverse Split did not change the number of the Company’s authorized preferred and ordinary shares, which remain as unlimited. As a result of 2022 Reverse Split, the shareholders received one new ordinary share of the Company, par value $0.08 each, for every twenty (20) shares they hold. No fractional ordinary shares were issued to any shareholders in connection with the reverse stock split. Each shareholder was entitled to receive one ordinary share in lieu of the fractional share that would have resulted from the reverse stock split. The share numbers in this annual report are all presented on a post-split basis unless otherwise noted.

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

3.A. [Reserved]

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

Summary of Risk Factors

Risks Related to Our Business

Risks and uncertainties related to our business include, but are not limited to, the following:

●	We face risks related to nature disasters (whether or not caused by climate change), unusually adverse weather conditions, pandemic outbreaks, in particular, the current coronavirus pandemic, terrorist acts and global political events, all of which could result in adverse effects to our business and financial performance. See more detailed discussion of this risk factor on page 5 of this annual report.

●	Our significant business lines have a limited operating history, which makes it difficult to evaluate our future prospects and results of operations. See more detailed discussion of this risk factor on page 6 of this annual report.

●	Our dependence on a small number of customers could adversely affect our business or results of operations. See more detailed discussion of this risk factor on page 7 of this annual report.

●	Our business requires a number of permits and licenses in order to carry on their business. See more detailed discussion of this risk factor on page 9 of this annual report.

●	Any disruption in the supply chain of raw materials and our products could adversely impact our ability to produce and deliver products. See more detailed discussion of this risk factor on page 8 of this annual report.

●	Price control regulations in the PRC may decrease our profitability. See more detailed discussion of this risk factor on page 9 of this annual report.

Risks Related to Our Corporate Structure

We are also subject to risks and uncertainties related to our corporate structure, including, but are not limited to, the following:

●	We do not have direct ownership of our operating entities in China and rely on VIE Agreements with the VIE for our business operations, which may not be as effective in providing operational control or enabling us to derive benefits as through ownership of controlling equity interests. See more detailed discussion of this risk factor on page 10 of this annual report.

●	Contractual arrangements in relation to our variable interest entity may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC variable interest entity owe additional taxes, which could negatively affect our results of operations and the value of your investment. See more detailed discussion of this risk factor on page 11 of this annual report.

●	The approval of the China Securities Regulatory Commission and other compliance procedures may be required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval. As a result, both you and us face uncertainty about future actions by the PRC government that could significantly affect our financial performance and the enforceability of the VIE Agreements. See more detailed discussion of this risk factor on page 12 of this annual report.

●	PRC laws and regulations governing our current business operations are sometimes vague and uncertain. See more detailed discussion of this risk factor on page 13 of this annual report.

●	Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure and business operations.

●	We have not received or been denied any permission from the PRC authorities to list on U.S. stock exchanges. However, we face uncertainty about future actions by the PRC government that could significantly affect the operating company’s financial performance and the enforceability of the VIE Agreements. See more detailed discussion of this risk factor on page 12 of this annual report.

●	Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations. See more detailed discussion of this risk factor on page 14 of this annual report.

Risks Related to Doing Business in China

We face risks and uncertainties relating to doing business in the PRC in general, including, but not limited to, the following:

●	Although the audit report included in this annual report is prepared by an auditor who are currently inspected by the Public Company Accounting Oversight Board (the “PCAOB”), there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three See more detailed discussion of this risk factor on page 18 of this annual report.

●	The PRC government has significant authority to intervene or influence the China operations of an offshore holding company, such as ours, at any time. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. If the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers and we were to be subject to such oversight and control, it may result in a material adverse change to our business operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the ordinary shares to significantly decline in value or become worthless. See more detailed discussion of this risk factor on page 21 of this annual report.

●	The uncertainties with respect to the Chinese legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China with little advance notice could adversely affect us and limit the legal protections available to you and us. See more detailed discussion of this risk factor on page 21 of this annual report.

●	We may have difficulty in enforcing any rights we may have under the VIE Agreements in PRC. See more detailed discussion of this risk factor on page 22 of this annual report.

●	It may be difficult for overseas shareholders and/or regulators to conduct investigation or collect evidence within China. See more detailed discussion of this risk factor on page 22 of this annual report.

●	We face exposure to foreign currency exchange rate fluctuations. See more detailed discussion of this risk factor on page 25 of this annual report.

Risks Related to Our Ordinary Shares

In addition to the risks described above, we are subject to general risks and uncertainties relating to our ordinary shares, including, but not limited to, the following:

●	The market price for our ordinary shares may be volatile. See more detailed discussion of this risk factor on page 15 of this annual report.

●	For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies. See more detailed discussion of this risk factor on page 16 of this annual report.

●	If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired. See more detailed discussion of this risk factor on page 16 of this annual report.

●	As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, and are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NASDAQ Stock Market corporate governance listing standards. See more detailed discussion of this risk factor on page 16 of this annual report.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses. See more detailed discussion of this risk factor on page 17 of this annual report.

●	We do not intend to pay dividends for the foreseeable future. See more detailed discussion of this risk factor on page 18 of this annual report.

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

Jiangsu Province, where we conduct a substantial part of our business, was materially impacted by the COVID-19. We have been following the recommendations of local health authorities to minimize exposure risk for our employees, including the temporary closures of our offices and production, and having employees work remotely. Due to the material impacts of COVID-19 on our logistics, our production was picking up slowly and returned to the normal level in May 2020. Since January 1, 2022 to the date of this annual report, there have been outbreaks of the Omicron variant of the COVID-19 in China and the local governments have placed lockdown and mass testing policies in several provinces, including Jiangsu, Liaoning, Heilongjiang, Henan, and Anhui, where some of our suppliers and clients operate, which had created disruption in the delivery of our raw materials and finished products and negatively impacted our revenue for the year ended March 31, 2022. The travel restrictions, mandatory COVID-19 tests, quarantine requirements and/or temporary closure of office buildings and facilities have been imposed by local governments. In addition, the longer-term trajectory of COVID-19, both in terms of scope and intensity of the pandemic in China, together with its impact on the industry and the broader economy are still difficult to assess or predict and face significant uncertainties that will be difficult to quantify. If there is not a material recovery in the COVID-19 situation, or the situation further deteriorates in China, our business, results of operations and financial condition could be materially and adversely affected. While the potential downturn brought by and the duration of the COVID-19 outbreak is difficult to assess or predict and the full impact of the virus on our operations will depend on many factors beyond our control. Our business, results of operations, financial condition and prospects could be materially adversely affected to the extent that COVID-19 persists in China or harms the Chinese and global economy in general.

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

To date, we have relied almost exclusively on organically generated revenues and financing transactions to fund our operations. Our inability to obtain sufficient additional financing would have a material adverse effect on our ability to implement our business plan and, as a result, could require us to significantly curtail or potentially cease our operations. At March 31, 2022, we had cash and cash equivalents of $15,524,322, total current assets of $22,451,855 and total current liabilities of $17,121,565. At March 31, 2021, we had cash and cash equivalents and restricted cash of $13,358,975, total current assets of $23,233,476 and total current liabilities of $18,579,903. We will need to engage in capital-raising transactions in the near future. Such financing transactions may well cause substantial dilution to our shareholders and could involve the issuance of securities with rights senior to the outstanding shares. Our ability to complete additional financings is dependent on, among other things, the state of the capital markets at the time of any proposed offering, market reception of the Company and the likelihood of the success of its business model and offering terms. There is no assurance that we will be able to obtain any such additional capital through asset sales, equity or debt financing, or any combination thereof, on satisfactory terms or at all. Additionally, no assurance can be given that any such financing, if obtained, will be adequate to meet our capital needs and to support our operations. If we do not obtain adequate capital on a timely basis and on satisfactory terms, our revenues and operations and the value of our Ordinary Shares and Ordinary Share equivalents would be materially negatively impacted and we may cease our operations.

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

We derive a substantial portion of our revenue from a relatively small number of customers. Suxuantang had one significant customer which accounted for 22.97% of our total revenue during the year ended March 31, 2022. We expect that Suxuantang’s largest customers will continue to account for a substantial portion of its total net revenue for the foreseeable future. Suxuantang has long-standing relationships with many of its significant customers. However, because Suxuantang’s customers generally contract with a finite duration, Suxuantang may lose these customers if the contracts are not renewed or replaced. The loss or reduction of, or failure to renew or replace, any significant contracts with any of these customers could materially reduce Suxuantang’s revenue and cash flows. If Suxuantang does not replace them with other customers, the loss of business from any one of such customers could have a material adverse effect on our business or results of operations.

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

Our growth and survival depend on our ability to consistently discover, develop and commercialize new products and find new and improved technology and platforms. As such, if we fail to make sufficient investments in research, be attentive to consumer needs or focus on the most advanced technology, our current and future products could be surpassed by more effective or advanced products of other companies.

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

Risks Related to Our Corporate Structure

We do not have direct ownership of our operating entities in China and rely on VIE Agreements with the VIEs for our business operations, which may not be as effective in providing operational control or enabling us to derive benefits as through ownership of controlling equity interests.

We do not have direct ownership of Taizhou Suxuantang, or the VIE, in China and rely on and expect to continue to rely on the VIE Agreements with the VIE in China and its respective shareholders to operate business. Pursuant to the VIE Agreements, we are regarded as the primary beneficiary of the VIE for accounting purpose, and, therefore, we are able to consolidate the financial results of the VIE in our consolidated financial statements in accordance with U.S. GAAP. However, neither we nor our subsidiaries own any share in the VIE, and that the investors will not and may never directly hold equity interests in the VIE either. VIE Agreements may not be as effective as an ownership of controlling equity interests would be in providing us with control over the VIE, or in enabling us to derive economic benefits from the operations of the VIE. Under the current VIE Agreements, as a legal matter, if any of the affiliated consolidated entities or any of their shareholders fails to perform its, his or her respective obligations under the VIE Agreements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies available under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective. For example, if shareholders of a variable interest entity were to refuse to transfer their equity interests in such variable interest entity to us or our designated persons when we exercise the purchase option pursuant to these contractual arrangements, we may have to take a legal action to compel them to fulfill their contractual obligations.

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

The approval of the China Securities Regulatory Commission and other compliance procedures may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval. As a result, both you and us face uncertainty about future actions by the PRC government that could significantly affect the operating company’s financial performance and the enforceability of the VIE Agreements.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”) requires an overseas special purpose vehicle that are controlled by PRC companies or individuals formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies using shares of such special purpose vehicle or held by its shareholders as considerations to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, the application of the M&A Rules remains unclear. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval. Any failure to obtain or delay in obtaining CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

Based on the current PRC laws, regulations and rules that the CSRC’s approval may not be required for the listing and trading of our Ordinary Shares on the Nasdaq Capital Market in the context of this offering, given that: (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours in this annual report are subject to this regulation, (ii) we establish our WFOE by means of direct investment and acquiring equity interest or assets of an entity other than “PRC domestic company” as defined under the M&A Rules, and (iii) no explicit provision in the M&A Rules clearly classifies VIE Agreements as a type of transaction subject to such Rules.

However, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, regulations and rules or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC regulatory agencies, including the CSRC, would reach the same conclusion as our PRC legal counsel does. If it is determined that CSRC approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to obtain or delay in obtaining CSRC approval for this offering. These sanctions may include fines and penalties on our operations in China, limitations on our operating privileges in China, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, reputation, financial condition, results of operations, prospects, as well as the trading price of the Ordinary Shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the Ordinary Shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the Ordinary Shares we are offering, you would be doing so at the risk that the settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities, which was available to the public on July 6, 2021. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As of the date of this annual report, we have not received or been denied of any permission from the PRC authorities to list on U.S. stock exchanges. As these opinions were recently issued, official guidance and interpretation of the opinions remain unclear in several respects at this time. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all. We face uncertainty about future actions by the PRC government that could significantly affect the operating company’s financial performance and the enforceability of the VIE Agreements.

Furthermore, on December 24, 2021, the China Securities Regulatory Commission, or the CSRC, issued Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Administration Provisions”), and the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Measures”), which are now open for public comments. The Administration Provisions and Measures for overseas listings lay out specific requirements for filing documents and include unified regulation management, strengthening regulatory coordination, and cross-border regulatory cooperation. Domestic companies seeking to list abroad must carry out relevant security screening procedures if their businesses involve such supervision. Companies endangering national security are among those off-limits for overseas listings. According to Relevant Officials of the CSRC Answered Reporter Questions (“CSRC Answers”), after the Administration Provisions and Measures are implemented upon completion of public consultation and due legislative procedures, the CSRC will formulate and issue guidance for filing procedures to further specify the details of filing administration and ensure that market entities could refer to clear guidelines for filing, which means it still takes time to make the Administration Provisions and Measures into effect. As the Administration Provisions and Measures have not yet come into effect, we are currently unaffected. However, according to CSRC Answers, new initial public offerings and refinancing by existent overseas listed Chinese companies will be required to go through the filing process; other existent overseas listed companies will be allowed sufficient transition period to complete their filing procedure, which means we will certainly go through the filing process in the future.

PRC laws and regulations governing our current business operations are sometimes vague and uncertain.

We are an offshore holding company conducting all of our business through our subsidiaries and variable interest entities in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries and the consolidated variable interest entities are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws and regulations applicable to wholly foreign-owned enterprises.

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

As an offshore holding company, we may make loans to our PRC subsidiaries and the consolidated VIE

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

Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure and business operations.

The National People’s Congress promulgated the Foreign Investment Law on March 15, 2019 and the State Council adopted the Regulation on Implementing the Foreign Investment Law (the “Implementation Regulations”) on December 12, 2019, effective from January 1, 2020, to replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation.

For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

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

As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and therefore there may be less publicly available information about us than if we were a U.S. domestic issuer. For example, we are not subject to the proxy rules in the United States and disclosure with respect to our annual general meetings will be governed by British Virgin Islands requirements. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our Ordinary Shares.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on September 30, 2022. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on January 1, 2023, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the NASDAQ Stock Market listing rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

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

Risks Related to Doing Business in China

Although the audit report included in this annual report is prepared by an auditor who are currently inspected by the Public Company Accounting Oversight Board (the “PCAOB”), there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

As an auditor of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, our auditor is required under the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards.

Although we operate through the VIE and its subsidiaries substantially in mainland China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese government authorities, our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Inspections of other auditors conducted by the PCAOB outside mainland China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections of audit work undertaken in mainland China prevents the PCAOB from regularly evaluating auditors’ audits and their quality control procedures. As a result, if there is any component of our auditor’s work papers become located in mainland China in the future, such work papers will not be subject to inspection by the PCAOB. As a result, investors would be deprived of such PCAOB inspections, which could result in limitations or restrictions to our access of the U.S. capital markets.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular mainland China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress which, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate the audit work performed by a foreign public accounting firm completely. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (“EQUITABLE”) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as Nasdaq of issuers included on the SEC’s list for three consecutive years. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act (the “HFCA Act”), which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCA Act on December 2, 2020, and the HFCA Act was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year (as defined in the interim final rules) under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

Under the HFCA Act, our securities may be prohibited from trading on Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“HFCAA”), which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, SEC announced that the PCAOB designated China and Hong Kong as the jurisdictions where the PCAOB is not allowed to conduct full and complete audit inspections as mandated under the HFCA Act.

While we understand that there has been dialogue among the CSRC, the SEC and the PCAOB regarding the inspection of PCAOB-registered accounting firms in China, there can be no assurance that we will be able to comply with requirements imposed by U.S. regulators. Delisting of our Ordinary Shares would force holders of our Ordinary Shares to sell their shares. The market price of our Ordinary Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions upon, as well as negative investor sentiment towards, companies with significant operations in China that are listed in the United States, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

Our independent registered public accounting firm issued an audit opinion on the financial statements incorporated by reference in this annual report filed with the SEC. As an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, our auditor is required by the laws of the United States to undergo regular inspections by the PCAOB. Our auditor is located in Denver, Colorado, not mainland China or Hong Kong. Furthermore, our auditor is not among the auditor firms listed on an HFCAA Determination List, which includes all of the auditor firms that the PCAOB is not able to inspect. Recent developments with respect to audits of companies of which the major operations are in China, such as us, create uncertainty about the ability of our auditor to fully cooperate with the PCAOB’s request for audit work papers without the approval of the Chinese authorities. As a result, our investors may be deprived of the benefits of PCAOB’s oversight of our auditors through such inspections.

Should the PCAOB be unable to fully conduct inspections of our auditors’ work papers due to a position taken by one or more authorities in the foreign jurisdiction, it will make it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures. Investors may consequently lose confidence in our reported financial information and procedures and the quality of our financial statements, which would adversely affect the market price of our Ordinary Shares.

Changes in China’s economic, political, or social conditions could have a material adverse effect on our business and operations.

Substantially all of our assets and operations are currently located in China. Accordingly, our business, financial condition, results of operations, and prospects may be influenced to a significant degree by political, economic, and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, including the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government, or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, reduce demand for our services, and weaken our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustments, to control the pace of economic growth. These measures may cause decreased economic activities in China, which may adversely affect our business and operating results.

The PRC government has significant authority to intervene or influence the China operations of an offshore holding company, such as ours, at any time. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. If the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers and we were to be subject to such oversight and control, it may result in a material adverse change to our business operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the ordinary shares to significantly decline in value or become worthless.

Our business, prospects, financial condition, and results of operations may be influenced to a significant degree by political, economic, and social conditions in China generally. The PRC government has significant authority to intervene or influence the China operations of an offshore holding company at any time, which could result in a material adverse change to our operations and the value of the ordinary shares.

Furthermore, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas, although we are currently not required to obtain permission from any of the PRC federal or local government and has not received any denial to list on the U.S. exchange, it is uncertain whether or when we might be required to obtain permission from the PRC government to list on U.S. exchanges in the future. Even if such permission is obtained, it is uncertain whether it will be later denied or rescinded, which could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and result in a material adverse change to our business operations, and damage our reputation, therefore, cause the value of our shares to significantly decline or be worthless.

The uncertainties with respect to the Chinese legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China with little advance notice could adversely affect us and limit the legal protections available to you and us.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing our business. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement could be unpredictable, with little advance notice. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our current understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations, and rules may not be uniform and enforcement of these laws, regulations and rules involves uncertainties. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

We may have difficulty in enforcing any rights we may have under the VIE Agreements in PRC.

As all of the VIE Agreement with Taizhou Suxuantang are governed by the PRC laws and provide for the resolution of disputes through arbitration in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in the United States. As a result, uncertainties in the PRC legal system could further limit our ability to enforce these VIE Agreements. Furthermore, these VIE Agreements may not be enforceable in China if PRC government authorities or courts take a view that such VIE Agreements contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event we are unable to enforce these VIE Agreements, we may not be able to exert effective control over Taizhou Suxuantang, and our ability to conduct our business may be materially and adversely affected. Our Ordinary Shares may decline in value or become worthless if we are unable to assert your contractual control rights over the assets of the VIE that conduct all or substantially all of our operations

It may be difficult for overseas shareholders and/or regulators to conduct investigation or collect evidence within China.

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

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws.

We are a company incorporated under the laws of the British Virgin Islands, we conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, all of our executive officers reside within China for a significant portion of the time and are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the British Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We were incorporated in the British Virgin Islands on July 4, 2017. Our wholly owned subsidiary China SXT Group Limited (“SXT HK”) was incorporated in Hong Kong on July 21, 2017. China SXT Group Limited in turn holds all the capital stocks of Taizhou Suxantang Biotechnology Co. Ltd. (“WFOE”), a wholly foreign owned enterprise incorporated in China on October 13, 2017. WFOE, shareholders of Taizhou Suxuantang and Taizhou Suxuantang entered into a series of contractual arrangements, also known as VIE Agreements.. Pursuant to the VIE Agreements, WFOE is regarded as the primary beneficiary of Taizhou Suxuantang and we are able to consolidate the financial statements of Taizhou Suxuantang in accordance with U.S. GAAP. See” Business — Contractual Agreements with WFOE and Taizhou Suxuantang.”

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

B. Business Overview

We are an offshore holding company conducting all of our business through our subsidiaries and variable interest entity, Taizhou Suxuantang in China. Neither we nor our subsidiaries own any share in Taizhou Suxuantang. Instead, WFOE, Taizhou Suxuantang and its shareholders entered into a series of contractual arrangements, also known as VIE Agreements, pursuant to which, we are regarded as the primary beneficiary of Taizhou Suxuantang for accounting purpose, and, therefore, we are able to consolidate the financial results of Taizhou Suxuantang in our consolidated financial statements in accordance with U.S. GAAP.

Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries and variable interest entities are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws and regulations applicable to wholly foreign-owned enterprises. Because of our corporate structure, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitation on foreign ownership of internet technology companies, and regulatory review of oversea listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the VIE Agreements because they have not been tested in a court of law. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard. Our VIE Agreements may not be effective in providing control over our variable interest entities. We may also subject to sanctions imposed by PRC regulatory agencies including Chinese Securities Regulatory Commission if we fail to comply with their rules and regulations.

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

In December 2018, we reconstructed and assembled a facility and received a “Food Manufacturing Certificate” issued by the local Food and Drug Administration, which granted the Company permission to produce TCMHS (TCM Homologous Supplements), a classification of health-supporting food used traditionally in China as TCM but which are also consumed as food. The scope of production includes “Substitute Teas,” made of TCMHS plants, and “Solid Beverages,” a kind of granule produced through extraction of TCMHS materials.

We have successfully developed 4 solid beverage products which were commercially launched in April 2019.

We have developed 19 Advanced TCMPs, 17 of which have been produced and marketed, 10 Fine TCMPs, 235 Regular TCMPs and 4 TCMHS solid beverages. Advanced TCMP has gradually become our principal product due to its quality and greater market potential. For the fiscal year ended March 31, 2022, Advanced TCMP brought in 44.7% of the total revenue, whereas Fine TCMP and Regular TCMP each brought in 15.4% and 30.5% of the total revenue respectively. For the fiscal year ended March 31, 2021, Advanced TCMP brought in 37.1% of the total revenue, whereas Fine TCMP and Regular TCMP each brought in 12.1% and 30.4% of the total revenue respectively. For the fiscal year ended March 31, 2020, Advanced TCMP brought in 30.6% of the total revenue, whereas Fine TCMP and Regular TCMP each brought in 20.0% and 44.2% of the total revenue respectively. Our Advanced TCMP includes nineteen products, which can be further divided into seven Directly-Oral TCMP products, and ten After-Soaking-Oral TCMP products. Directly-Oral TCMP, as the name suggests, has the advantage of being taken orally. After-Soak-Oral TCMP comes as a small, porous, sealed bag that can be immersed in boiling water to make an infusion. Our major Directly-Oral-TCMP are SanQiFen, CuYanHuSuo, XiaTianWu and LuXueJing; our major After-Soaking-Oral-TCMP are ChenXiang, SuMu, ChaoSuanZaoRen, and JiangXiang. For each principal product’s indications and year of commercialization, see “Business – Our Products.”

Taizhou Suxuantang, our VIE entity, was founded in 2005. Our net revenues decreased from $4,777,573 in fiscal year ended March 31, 2021 to $2,602,281 in fiscal year ended March 31, 2022, representing a decrease of 46%. Our net loss increased from $2,748,183 in fiscal year ended March 31, 2021 to $5,736,095 in fiscal year ended March 31, 2022, representing an increase of 109% during this period. Our net revenues decreased from $5,162,268 in fiscal year ended March 31, 2020 to $4,777,573 in fiscal year ended March 31, 2021, representing a decrease of 7%. Our net loss decreased from $10,287,872 in fiscal year ended March 31, 2020 to $2,748,183 in fiscal year ended March 31, 2021, representing a decrease of 73% of net loss during this period.

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

We have been focusing on the research and development of new Advanced TCMP products. We established a research center in December 2013. We submitted eight invention patent applications regarding Advanced TCMP to the State Intellectual Property Office of the PRC in the Spring of 2017. We also submitted five additional invention patent applications to the afterward, one of which was rejected. There are four invention patent applications that have been submitted to the State Intellectual Property Office of PRC and are under the substantive examination stages as of the date of this annual report.

Our major customers are hospitals, especially TCM hospitals, primarily in the Jiangsu province in China. Another substantial part of our sales is made to pharmaceutical distributors, which then sell our products to hospitals and other healthcare distributors. As of March 31, 2022, our end-customer base includes 68 pharmaceutical companies, 14 chain pharmacies and 20 hospitals in 10 provinces and municipalities in China including Jiangsu, Hubei, Shandong, Hebei, Jiangxi, Guangdong, Anhui, Henan, Liaoning, and Fujian.

Our Products

We currently sell four types of TCMP products: Advanced TCMP, Fine TCMP, Regular TCMP, and TCMHS Solid Beverages.

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

Regular TCMP

We currently manufacture almost 192 Regular TCMP products listed on China Pharmacopoeia (version 2020) Parts I and IV for hospitals and drug stores for the treatment of various diseases or serving as dietary supplements.

TCMHS Solid Beverages

We developed and commercially launched four solid beverage products in April 2019, as part of the Company’s TCM Homologous Supplements (“TCMHS”) products, a classification of health-supporting food used traditionally in China as TCM but which are also consumed as food. The solid beverages are a kind of granules produced through extraction of TCMHS materials.

We currently have a product-developed portfolio of 19 Advanced TCMP products among which 17 Advanced TCMP products have been commercialized, 10 Fine TCMP products, and almost 192 Regular TCMP products that address a wide variety of diseases and medical indications. All of our products have complied with quality, dosage, safety and efficacy standards of Chinese Pharmacopoeia and have been granted permits issued by the Jiangsu MPA based on product manufacturing scope described in the Pharmaceutical Product Permit and GMP certification, and most of our products are sold on a prescription basis. The following table summarizes the approved indications for our marketed TCMP and TCMHS products and the year in which each such product was first marketed to our distributors.

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

Our Suppliers, Customers and Distributors

We believe we have a well-functioning production and sales network. Our current Chinese medicine product portfolio is comprised of both prescription drugs and supplements. We have 5 major suppliers located in Henan province and Anhui province in China, one of the largest TCM markets in China, and other major suppliers in provinces such as Anhui, Qinghai, Gansu and Yunnan. We have long-term relationship with these suppliers, who supply raw materials of genuine TCM for our production process.

Our major customers are hospitals, especially TCM hospitals primarily in the Jiangsu and Liaoning provinces in China and pharmaceutical wholesalers. The wholesalers distribute our products to hospitals and other healthcare distributors such as Jiuzhoutong Pharmaceutical Co. Ltd. As of March 31, 2022, our end-customer base includes 68 pharmaceutical companies, 14 chain pharmacies and 20 hospitals in 10 provinces and municipalities in China including Jiangsu, Hubei, Shandong, Guangdong, Liaoning, Anhui, Henan, Jiangxi, Fujian, and Hebei.

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

Our general R&D strategy was established to use advanced technology to revolutionize TCMP production and continue developing newly advanced and non-decocting TCMP/TCM products capable of meeting the highest quality standard.

The strategy includes a calculated system of studying aqueous extracting ratio and fingerprint or characteristic charts of components, quantization of bioactive compounds, quality control, stability, development of production process of TCMP products, and establishing a higher benchmark for advanced TCMP products in China.

In 2017, our R&D team found that electron beam (“e-beam”) processing could break down certain medicinal plant cells to create additional paths for components in the cells to be extracted into aqueous solution more easily. This processing significantly improved the bioavailability of some TCMP forms (such as pieces). Our research data on our Directly-Oral-TCMP and After-Soaking-Oral-TCMP indicated the total aqueous component and bioactive compound extracting ratios at 37±1oC (human body temperature) were increased by 15% through e-beam processing than through regular extraction processing; the finding has been included in our patent application for each product.

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

Strong Research and Development Capability

We believe that our research and development capabilities allow us to create innovative TCMP that fulfill our customers’ needs. Although all of our TCMP products are generic TCMP drugs and, these products are innovative in terms of their conventional administration. Our advance TCMPs come in the form of powders or sachets, which make oral administration easier for our customers. This improvement is significant because otherwise TCMP have to be prepared through decoction before use, which has proven to be both inconvenient and overly complex for customers. Our research and development team has demonstrated its success in use of the sophisticated research strategies and modern technologies to develop TCMP products with innovative features that lend us an edge over our major competitors. We have established a strong research and development team of 18 dedicated researchers as of March 31, 2022. Our R&D Team has successfully developed multiple modernized TCMPs, many of which have already been directly commercialized with our Pharmaceutical Manufacturing Permit, the Pharmaceutical GMP requirements and standards, and China Pharmacopoeia without the need for additional approvals or registrations by the regulatory authorities.

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

Expanding Our Distribution Network to Increase Market Penetration. We intend to expand our reach in the PRC to drive additional growth in our existing and future products. We currently contract with over 102 distributors in the PRC and plan to expand on these relationships to target new markets. We plan to continue to broaden our marketing efforts outside of major cities in the PRC and to increase our market penetration in cities and rural areas where we already have a growing presence. Over the long term, we intend to expand our presence beyond the PRC to international markets by partnering with international pharmaceutical companies in cross-selling our products.

Employees

As of March 31, 2022, we had a total of 88 full-time employees and no part-time employee. The following table sets forth the breakdown of our employees as of March 31, 2022 by function:

	Number of Employees	% of Total
Function
Technology and Development	18	21%
Risk Management	3	3%
Operations, Sales and Marketing	15	17%
Product Development	36	42%
General and Administrative	15	17%
Total	87	100%

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

Registration and Approval of Medicine.

Pursuant to the PRC Provisions for Drug Registration, a medicine must be registered and approved by the NMPA before it can be manufactured and sold. The registration and approval process require the manufacturer to submit to the NMPA a registration application containing detailed information concerning the efficacy and quality of the medicine and the manufacturing process and the production facilities the manufacturer expects to use. This process generally takes two to five years and could be longer, depending on the nature of the medicine under review, the quality of the data provided and the workload of the NMPA. If a manufacturer chooses to manufacture a pre-clinical medicine, it is also required to conduct pre-clinical trials, apply to the NMPA for permission to conduct clinical trials and go through the clinical trials. If a manufacturer chooses to manufacture a post-clinical medicine, it only needs to go through the clinical trials. In both cases, a manufacturer needs to file clinical data with the NMPA for approval for manufacturing after clinical trials are completed.

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

China National People’s Congress promulgated a new revision “Pharmaceutical Administration Law of PRC (2019 Revision), and was effective as of December 1, 2019. National Medical Products Administration (“NMPA”) is the new agency that replaced CFDA. The pharmaceutical GMP inspection without notification has replaced the “Pharmaceutical GMP Certificate”. As a result, pharmaceutical manufacturers are required to obtain a valid “Pharmaceutical Manufacturing Permit”.

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

We have two products not listed on national Medicare Insurance Catalogue, which are Directly-Oral products LuXueJing (which is listed on Medicare Insurance Catalogue of Jiangsu and Guangzhou provinces) and XueJie (powders). The revenue attributable to LuXueJing were $983,999 (RMB 6,852,276), $977,610 (RMB 6,631,521) and $449,975 (RMB 2,887,939)for the years ended March 31, 2020, 2021 and 2022, respectively. The revenue attributable to Xuejie powders is $4,047 (RMB 28,179), $7,033 (RMB 47,706) and $1,660 (RMB 10,657) for the years ended March 31, 2020, 2021 and 2022, respectively.

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

C. Organizational Structure Chart

The following diagram illustrates our corporate structure, including our subsidiaries and consolidated affiliated entities, as of the date of this report:

Contractual Arrangements between WFOE and Suxuantang

Due to PRC legal restrictions on foreign ownership in the pharmaceutical sector, neither we nor our subsidiaries own any equity interest in Taizhou Suxuantang. Neither we nor our subsidiaries own any share in Taizhou Suxuantang. Instead, WFOE, Taizhou Suxuantang and its shareholders entered into a series of contractual arrangements, also known as VIE Agreements, pursuant to which, we are regarded as the primary beneficiary of Taizhou Suxuantang for accounting purpose, and, therefore, we are able to consolidate the financial results of Taizhou Suxuantang in our consolidated financial statements in accordance with U.S. GAAP.

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

The purposes of the Share Pledge Agreement are to (1) guarantee the performance of Taizhou Suxuantang’s obligations under the Exclusive Business Cooperation Agreement, (2) make sure the shareholders of Taizhou Suxuantang shall not transfer or assign the pledged equity interest, or create or allow any encumbrance that would prejudice WFOE’s interests without WFOE’s prior written consent and (3) provide WFOE control over Taizhou Suxuantang. Under the Exclusive Option Agreement (described below), WFOE may exercise its option to acquire the equity interests in Taizhou Suxuantang any time to the extent permitted by the PRC Law. In the event Taizhou Suxuantang breaches its contractual obligations under the Exclusive Business Cooperation Agreement, WFOE will be entitled to foreclose on the Taizhou Suxuantang Shareholders’ equity interests in Taizhou Suxuantang and may (1) exercise its option to purchase or designate third parties to purchase part or all of their equity interests in Taizhou Suxuantang and in this situation, WFOE may terminate the VIE agreements after acquisition of all equity interests in Taizhou Suxuantang or form a new VIE structure with the third parties designated by WFOE; or (2) dispose the pledged equity interests and be paid in priority out of the proceeds from the disposal in which case the VIE structure will be terminated.

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

We have started expanding a production base to increase production capacity to meet rapidly growing demand for TCMPs since October 2017, which covers a total of 33,300 square meter land.

Description of Property

We have leased properties set forth in the table below.

	Address	Size(m²)	Leased/Owned/Granted	Function
1.	No. 178 Taidongbei Rd., Taizhou, Jiangsu, China	2,028	Leased
2.	No. 178 Taidongbei Rd., Taizhou, Jiangsu, China	900	Leased

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

We are an offshore holding company conducting all of our business through our subsidiaries and the consolidated variable interest entity, Taizhou Suxuantang in China. Neither we nor our subsidiaries own any share in Taizhou Suxuantang. Instead, WFOE, Taizhou Suxuantang and its shareholders entered into a series of contractual arrangements, also known as VIE Agreements, pursuant to which, we are regarded as the primary beneficiary of Taizhou Suxuantang for accounting purpose, and, therefore, we are able to consolidate the financial results of Taizhou Suxuantang in our consolidated financial statements in accordance with U.S. GAAP.

Our past operating results are not an accurate indication of the lines of business we are principally engaged in currently. Thus, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in evolving markets rather than typical companies of our age. Some of these risks and uncertainties relate to our ability to:

●	attract additional customers and increased spending per customer;

●	increase awareness of our brand and develop customer loyalty;

●	respond to competitive market conditions;

●	respond to changes in our regulatory environment;

●	manage risks associated with intellectual property rights;

●	maintain effective control of our costs and expenses;

●	raise sufficient capital to sustain and expand our business;

●	attract, retain and motivate qualified personnel; and

●	upgrade our technology to support additional research and development of new products.

Results of Operations for the Year Ended March 31, 2022 Compared to the Year Ended March 31, 2021

	For the Years Ended March 31,		Change
	2022	2021	Amount	%
Revenues	$2,602,281	$4,777,573	$(2,175,292)	(46)
Cost of revenues	(1,350,638)	(1,938,023)	587,385	(30)
Gross profit	1,251,643	2,839,550	(1,587,907)	(56)

Selling expenses	(924,538)	(1,587,333)	662,795	(42)
General and administrative expenses	(5,516,778)	(3,449,293)	(2,067,485)	60
Total operating expenses	(6,441,316)	(5,036,626)	(1,404,690)	28

Loss from operations	(5,189,673)	(2,197,076)	(2,992,597)	136

Interest expense, net	(36,695)	(1,615,440)	1,578,745	(98)
Other income (expenses), net	(181,581)	871,650	(1,053,231)	(121)
Total other expenses, net	(218,276)	(743,790)	525,514	(71)

Loss before income taxes expense	(5,407,949)	(2,940,866)	(2,467,083)	84
Provision (Benefit) for income taxes	328,146	(192,683)	520,829	(270)

Net Loss	$(5,736,095)	$(2,748,183)	$(2,987,912)	109

Revenues

We generated revenues primarily from manufacture and sales of three types of traditional Chinese medicine pieces (the “TCMP”) products: Advanced TCMP, Fine TCMP, Regular TCMP, and TCM Homologous Supplements (“TCMHS”) products. TCMHS is a classification of health-supporting food used traditionally in China as TCM but which are also consumed as food, which was developed and commercialized during the year ended March 31, 2020. As compared with the year ended March 31, 2021, our total revenues decreased by $2,175,292, or 46% for the year ended March 31, 2022. The decrease was primarily due to the effect of the continuous lockdown for Covid-19 and the ongoing renewal process of our GMP certificate.

The following table sets forth the breakdown of revenues by revenue source for each period presented:

	For the Years Ended March 31,		Change
	2022	2021	Amount	%
Advanced TCMP	$1,163,122	1,772,649	$(609,527)	(34)

Fine TCMP	399,770	579,788	(180,018)	(31)

Regular TCMP	793,430	1,450,315	(656,885)	(45)

TCMHS	245,959	974,821	(728,862)	(75)

Total revenues	$2,602,281	$4,777,573	$(2,175,292)	(46)

Advanced TCMP

Advanced TCMP is comprised of seven Directly Oral TCMP products (the “Directly-Oral-TCMP”) and ten After-soaking-oral TCMP products (the “After-Soaking-Oral-TCMP”). Both Directly Oral TCMP and After-soaking-oral TCMP are new types of Advanced TCMP.

Revenue from Advanced TCMP accounted for 45% and 37% of revenue recognized during the year ended March 31, 2022 and 2021, respectively. As compared with the year ended March 31, 2021, our revenue from Advanced TCMP decreased by $609,527, or 34% for the year ended March 31, 2022.

Fine TCMP

We currently produce over 10 Fine TCMP products for drug stores and hospitals. Our Fine TCMP products are manufactured manually from only high-quality authentic ingredients derived from their region of origin.

Revenue from Fine TCMP accounted for 15% and 12% of revenue recognized during the year ended March 31, 2022 and 2021. As compared with the year ended March 31, 2021, our revenue from Fine TCMP decreased by $180,018, or 31% for the year ended March 31, 2022.

Regular TCMP

We currently manufacture 235 Regular TCMP products listed on China Pharmacopoeia (version 2020) Parts I and IV for hospitals and drug stores in treatment of various diseases or serving as dietary supplements.

Revenue from Regular TCMP accounted for 30% and 30% of revenue recognized during the years ended March 31, 2022 and 2021, respectively. Revenue from Regular TCMP products decreased by $656,885, or 45%, to $793,430 for the year ended March 31, 2022 from $1,450,315 for the year ended March 31, 2021.

TCMHS Solid Beverages

Four solid beverage products as part of the Company’s TCMHS products were developed and commercially launched in April 2019 and generated revenue of $245,959 and $974,821 for the years ended March 31, 2022 and 2021, respectively. As compared with the year ended March 31, 2021, our revenue from TCMHS products decreased by $728,862, or 75% for the year ended March 31, 2022.

Gross Profit

Cost of revenues primarily include cost of materials, direct labors, overhead, and other related incidental expenses that are directly attributable to the Company’s principal operations. Total cost of revenue decreased by $587,385, or 30%, to $1,350,638 for the year ended March 31, 2022 from $1,938,023 for the year ended March 31, 2021. The reason that cost of revenues did not decrease comparatively with the revenue was mainly due to the fact that fixed costs such as depreciation of our property, plant and equipment and direct labor cost did not decrease comparatively. For the year ended March 31, 2022, the Company had abnormal capacity due to unexpected product demand reductions, and partial of the fixed overhead was recorded in general and administrative expenses instead of in cost of revenues.

Gross profit decreased by $1,587,907, or 56%, to $1,251,643 for the year ended March 31, 2022 from $2,839,550 for the year ended March 31, 2021. Gross margin was 48.1% for the year ended March 31, 2022, compared to 59.4% for the year ended March 31, 2021.

Selling expenses

Selling expenses primarily consisted of sales staff payroll and welfare expenses, travelling expenses, advertisement expenses, distribution expenses. The selling expenses decreased from $1,587,333 for the year ended March 31, 2021 to $924,538 for the year ended March 31, 2022, representing a decrease of $662,795, or 42%. The decrease in selling expenses was mainly due to the decrease in marketing and advertising expenses and shipping and handling expenses caused by the decrease in our revenues.

General and administrative expenses

General and administrative expenses primarily consisted of staff payroll and welfare expenses, research and development expenses, entertainment expenses, travelling expenses, depreciation and amortization expenses for administrative purposes, and office supply expenses. The general and administrative expenses increased from $3,449,293 for the year ended March 31, 2021 to $5,516,778 for the year ended March 31, 2022, representing an increase of $2,067,485, or 60%. The increase in general and administrative expenses was mainly due to the payroll expenses of $2,334,397 recorded for the year ended March 31, 2022 related to the 2021 equity incentive plan, and the increase of bad debt provision for accounts receivable

Other income(expense), net

Interest income (expenses) for the year ended March 31, 2022 mainly consisted of accretion of finance cost and interest expense related to the Convertible Note we issued on March 16, 2022. For the year ended March 31, 2022, the Company recorded amortization of issuance cost and debt discount of $29,926 and Convertible Note (please refer to FS, Note 13) interest expense of $7,020.

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

Other income (expenses) for the year ended March 31, 2022 mainly consists of other non-operating income of $164,013 and other non-operating expense of $345,593. Other income (expenses) for the year ended March 31, 2021 mainly consists of the collection of other receivables which was written off in prior period of $468,687 and government subsidy of $410,158.

Income tax expense (benefit)

Income tax expense (benefit) represented current and deferred income tax expenses or benefits derived from income before taxes generated by Suxuantang, the variable interest entity of the Company. As compared with the year ended March 31, 2021, the income tax expense for the year ended March 31, 2022 increased by $520,829, or 270%. Income tax expense for the year ended March 31, 2022 consists of $328,146 deferred tax expense. Income tax benefit for the year ended March 31, 2021 consists of $192,683 deferred tax benefit. The current income tax expenses of Nil and Nil for the years ended March 31, 2022 and 2021 were mainly due to the loss before corporate income taxes of the Company and its subsidiaries and the VIE entity.

Net income (loss)

As a result of the foregoing, net loss for the year ended March 31, 2022 was $5,736,095, representing an increase of $2,987,912, or 109%, from net loss of $2,748,183 for the year ended March 31, 2021. The increase in net loss was mainly due to the decrease in our gross profit and the increase in our general and administrative expenses.

Liquidity and Capital Resources

To date, we have financed our operations primarily through shareholder capital contributions, shareholder loans, and cash flow from operations. As a result of our total activities, we had cash and cash equivalents of $15,524,322 as of March 31, 2022 as compared to $13,333,028 as of March 31, 2021. We primarily hold our excess unrestricted cash in short-term interest-bearing bank accounts at financial institutions. As of March 31, 2022, we had amounts due to related parties balance of $8,695,702, which the Company expects to repay with its cash and cash equivalents. With the current cash and cash equivalents and anticipated cash flows from operating activities, we believe that our cash position is sufficient to meet our liquidity needs for at least the next 12 months.

	For the years ended March 31,
	2022	2021
Net Cash Provided by (Used in) Operating Activities	268,293	(1,316,561)

Net Cash Used in Investing Activities	(46,909)	(5,805,519)

Net Cash Provided by Financing Activities	1,595,140	12,409,487

Effect of Exchange Rate Changes on Cash	394,120	784,536

Cash, cash equivalents and restricted cash at Beginning of Year	13,358,975	7,287,032

Cash, cash equivalents and restricted cash at End of Year	15,569,619	13,358,975

Cash Flow in Operating Activities

For the year ended March 31, 2022 net cash provided by operating activities was $268,293, as compared to net cash used in operating activities of $1,316,561 for the year ended March 31, 2021, representing an increase in cash inflow of $1,584,854. The increase in cash inflow in operating activities primarily resulted from the change of following accounts:

a)	A net loss for the year ended March 31, 2022 of $5,736,095, compared with a net loss of $2,748,183 for the year ended March 31, 2021. Excluding the adjustments of non-cash items, the net loss (income) for the year ended March 31, 2022 and 2021 were $1,634,769 and $(289,679), respectively. This represents an increase of $1,924,448 of net loss compared with net loss for the year ended March 31, 2021.

b)	Change in accounts receivable was $0.83 million net cash inflow for the year ended March 31, 2022. For the year ended March 31, 2021, change in accounts receivable was $0.52 million net cash outflow, which led to $1.35 million increase in net cash inflow from operating activities.

c)	Change in advance to suppliers was $0.48 million net cash inflow for the year ended March 31, 2022. For the year ended March 31, 2021, change in advance to suppliers was $0.34 million net cash outflow, which led to $0.82 million increase in net cash inflow from operating activities. The increase is mainly due to the decrease of our prepayment to suppliers of the Company.

d)	Change in prepayments, receivables and other current assets was $1.02 million net cash inflow for the year ended March 31, 2022. For the year ended March 31, 2021, change in prepayments, receivables and other current assets was $1.04 million net cash outflow, which led to $2.06 million increase in net cash inflow from operating activities. The increase is mainly due to the recollection of staff IOU paid to the staff of the Company.

e)	Change in accounts payable was $0.02 million net cash outflow for the year ended March 31, 2022. For the year ended March 31, 2021, change in accounts payable was $0.62 million net cash outflow, which led to $0.60 million decrease in net cash outflow from operating activities.

f)	Change in refund liabilities was $0.36 million net cash outflow for the year ended March 31, 2022. For the year ended March 31, 2021, change in refund liabilities was $0.34 million net cash inflow, which led to $0.70 million decrease in net cash inflow from operating activities.

Cash Flow in Investing Activities

We had net cash used in investing activities of $46,909, for the year ended March 31, 2022, which primarily consisted of purchase of property and equipment of $60,932, capital expenditure in construction in process of $1,558, and cash received from Huangshan Panjie Investment Management Co., Ltd. of $15,581 (please refer to Note 7 in the consolidated financial statements).

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

Cash Flow in Financing Activities

For the year ended March 31, 2022, the net cash provided by financing activities was $1,595,140, which was primarily attributable to net proceeds from the 2022 convertible note of $2,356,557 (gross proceeds of $2,804,848 and debt issuance cost of $448,291), net proceeds from the 2022 public offering of $3,115,106, repayment to amounts due from related parties of $3,813,468, payment related to equity incentive plan of $30,000, and repayment of principal and interest of bank loans of $33,055.

For the year ended March 31, 2021, the net cash provided by financing activities was $12,409,487, which was primarily attributable to repayment of principal and interest of Convertible Notes of $82,939, cash received from related parties of $12,534,433, and repayment of principal and interest of bank loans of $42,007.

Consolidation

The Company provides substantially all of its services in China via the VIE subsidiary of the Company, due to PRC legal restrictions of foreign ownership in certain sectors. Substantially all of the Company’s revenues, costs and net income in China are directly or indirectly generated through the VIE subsidiary of the Company. The Company has signed various agreements with the VIE subsidiary and legal shareholders of the VIE to allow the transfer of economic benefits from the VIE subsidiary to the Company and to direct the activities of the VIE subsidiary.

Total assets and liabilities presented on the Company’s consolidated balance sheets and revenue, expense, net income presented on consolidated statement of operations and comprehensive income as well as the cash flow from operating, investing and financing activities presented on the consolidated statement of cash flows are substantially the financial position, operation and cash flow of the Company’s VIE subsidiary. As of March 31, 2022, our variable interest entities accounted for an aggregate of 91% and 99% of our total assets and total liabilities, respectively. As of March 31, 2021, our variable interest entities accounted for an aggregate of 94% and 92% of our total assets and total liabilities, respectively. As of March 31, 2022 and 2021, $14,217,166 and $13,352,503 of cash and cash equivalents were denominated in RMB, respectively. The following table sets forth the assets, liabilities, results of operations and changes in cash, cash equivalents the VIE subsidiary taken as a whole, which were included in the Company’s consolidated balance sheets and statements of comprehensive income and statements of cash flows with intercompany transactions eliminated:

	March 31,	March 31,
	2022	2021

Current assets	$19,564,864	$21,493,546
Non-current assets	10,914,420	11,134,125
Total assets	$30,479,284	$32,627,671
Total liabilities	16,865,767	17,091,683
Total shareholders’ equity	$13,613,517	$15,535,988

	For the years ended March 31,
	2022	2021

Operating revenue	$2,602,281	$4,777,573
Net income (loss)	(3,061,455)	(1,404,618)

	For the years ended March 31,
	2022	2021

Net cash provided by (used in) operating activities	$301,450	$(1,639,183)
Net cash used in investing activities	(46,909)	(5,805,519)
Net cash provided by financing activities	202,185	12,765,660

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Related Parties and Material Related Party Transactions

Please refer to “Item 7.B. Related Party Transactions” and Note 18 of our Consolidated Financial Statements included in this Form 20-F for details of related parties and material related party transactions.

5.C. Research and development, patents, and licenses, etc.

Please refer to Item 4 Subparagraph B, “Information on the Company—Business Overview—Research and Development” and “—Intellectual Property.”

5.D. Trend information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

5.E. Critical Accounting Estimates

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

Changes in facts and circumstances may cause the Company to revise its estimates. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. The following are some of the areas requiring significant judgments and estimates as of March 31, 2022 and 2021: determinations of the useful lives of long-lived assets, estimates of allowances for doubtful accounts, sales return rate, abnormal capacity for inventory production, valuation assumptions in performing asset impairment tests of long-lived assets and determinations of fair value of convertible note (liability component, etc.) and warrants.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors, Executive Officers and Key Employees

Set forth below is information concerning our directors, executive officers and other key employees. The following individuals are members of the Board and executive management of the Registrant.

Name	Age	Position(s)
Feng Zhou	30	Chief Executive Officer and Director
Xiaodong Pan	44	Chief Financial Officer
Jun Zheng	45	Director
Tong Liu	43	Independent Director
Xiaodong Ji	52	Independent Director
Songfan He	49	Independent Director

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

Mr. Xiaodong Pan was appointed as our Chief Financial Officer on January 31, 2022. He has served as the Finance Director of Jiangsu Suxuantang Pharmaceutical Co., Ltd., the consolidated variable interests entity of the Company in China, since March 2015. Prior to that, Mr. Pan was the Financial Director of Taizhou Jieda Concrete Co., Ltd. from January 2007 to March 2015. Mr. Pan earned his Bachelor’s Degree in Accounting from Nanjing College of Economics in 2000, and obtained his Master’s Degree in Business Administration in 2021 from Nanjing Institute of Technology.

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

Mr. Tong Liu was appointed as our independent director on May 10, 2022. He has worked at Beijing Yingke (Taizhou) Law Firm since December 2019. From June 2016 to November 2019, he worked at Jiangsu Puchen Law Firm. From October 2014 to June 2016, he worked at Jiangsu Bihong Law Firm. From December 2010 to October 2014, he worked Jiangsu Suyi Law Firm. From September 2006 to December 2010, he worked at Jiangsu Zhushi law firm. Mr. Liu obtained his Bachelor of Law degree from Nanjing University in 2002.

Mr. Xiaodong Ji was appointed as our director on May 22, 2021. Mr. Ji established Jiangsu Sutaitang E-Commerce Co., Ltd. (“Sutaitang”) in October 2019 and currently serves as the CEO of Sutaitang. He is also the deputy general manager of Jiangsu Health Pharmaceutical investment Co., Ltd. Mr. Ji has rich experience of two decades in corporation management, brand chain operation and marketing. Prior to joining us, Mr. Ji has served as CEOs of Dongfang Purple Wine, Zhengde Pharmaceutical, China Belt and Road Shopping Mall Co., Ltd. (the subsidiary of Zhong Zong Tou Group, “Shopping Mall”), respectively. Mr. Ji was responsible for the enterprise management and channel construction of Dongfang Purple Wine and Zhengde Pharmaceutical. Dongfang Purple Wine creates the fifth largest category of wine in China - Purple wine (purple wine is a fine wine made from mulberry fruit). Zhengde pharmaceutical is a brand channel enterprise controlled by Jilin Zixin Pharmaceutical Industrial Co., Ltd. which is listed on Shenzhen Stock Exchange. Mr. Ji was in charge of the strategic planning and ecological chain construction of Shopping Mall, which is a world shopping mall system under the Belt and Road Initiative. Mr. Ji earned his bachelor degree from Beijing University of Chinese Medicine.

Mr. Songfan He was appointed as our independent director on May 10, 2022. He has worked at Beijing Qitong International Institute of Traditional Chinese Medicine Science since 2017. He has served as the director of editorial board of “National Civil Servants’ Health Guide”. From August 1996 to December 2003, he worked at Fifth People’s Hospital of Xinyi City. Mr. He graduated from Xuzhou Medical College in Clinical Medicine in 1996, graduated from China Yantai College of Traditional Chinese Medicine in Clinical Medicine in 2011.

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

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	5
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

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

6.B. Compensation

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the year ended March 31, 2022 earned by or paid to our directors and senior management.

Name and Principal Position	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total ($)
Feng Zhou, CEO and Director	50,000	-	-	-	-	-	-	50,000

Xiaodong Pan, CFO (1)	8,333	-	-	-	-	-	-	8,333

Wang (Wallace) L. Lee, Former CFO (2)	41,667	-	-	-	-	-	-	41,667

Jingzhen Deng, Former COO and CSO (3)	37,500	-	-	-	-	-	-	37,500

Junsong Li, Former Independent Director (4)	-	-	-	-	-	-	-	-

Wenwei Fan, Former Independent Director (5)	-	-	-	-	-	-	-	-

Jun Zheng, Director	-	-	-	-	-	-	-	-

Tong Liu, Independent Director (6)	-	-	-	-	-	-	-	-

Xiaodong Ji, Independent Director	-	-	-	-	-	-	-	-

Songfan He, Independent Director (7)	-	-	-	-	-	-	-	-

(1)	Xiaodong Pan assumed his position of CFO of the Company on January 31, 2022.

(2)	Wang L. Lee resigned from his position of CFO of the Company on January 31, 2022

(3)	Jingzhen Deng resigned from his positions of CSO and COO of the Company on December 15, 2021

(4)	Junsong Li resigned from his position of director of the Company on May 9, 2022

(5)	Wenwei Fan resigned from his position of director of the Company on May 9, 2022

(6)	Tong Liu assumed his position of director of the Company on May 10, 2022

(7)	Songfan He assumed his position of director of the Company on May 10, 2022

Agreements with Named Executive Officers

On December 30, 2017, we entered into an employment agreement with our CEO, Mr. Feng Zhou, pursuant to which he receive an annual base salary of $50,000 Under this employment agreement, Mr. Zhou is employed as our CEO for a term of five years, which automatically renews for additional one year term unless previously terminated on three months written notice by either party. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or grossly negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. In such case, the executive officer will not be entitled to receive payment of any severance benefits or other amounts by reason of the termination, and the executive officer’s right to all other benefits will terminate, except as required by any applicable law. We may also terminate an executive officer’s employment without cause upon one-month advance written notice. In such case of termination by us, we are required to provide compensation to the executive officer, including severance pay equal to 12 months of base salary. The executive officer may terminate the employment at any time with a one-month advance written notice if there is any significant change in the executive officer’s duties and responsibilities or a material reduction in the executive officer’s annual salary. In such case, the executive officer will be entitled to receive compensation equivalent to 12 months of the executive officer’s base salary.

On January 31, 2022, we entered into an employment agreement with our CFO, Mr. Xiaodong Pan, pursuant to which he shall receive an annual base salary of $50,000 Under his employment agreement, Mr. Pan is employed as our CFO for a term of five years, which automatically renews for additional one year term unless previously terminated on three months written notice by either party. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or grossly negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. In such case, the executive officer will not be entitled to receive payment of any severance benefits or other amounts by reason of the termination, and the executive officer’s right to all other benefits will terminate, except as required by any applicable law. We may also terminate an executive officer’s employment without cause upon one-month advance written notice. In such case of termination by us, we are required to provide compensation to the executive officer, including severance pay equal to 3 months of base salary. The executive officer may terminate the employment at any time with a one-month advance written notice if there is any significant change in the executive officer’s duties and responsibilities or a material reduction in the executive officer’s annual salary. In such case, the executive officer will be entitled to receive compensation equivalent to 12 months of the executive officer’s base salary.

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

Audit Committee

Mr. Songfan He, Mr. Tong Liu and Mr. Xiaodong Ji are members of our Audit Committee, where Mr. Songfan He, serves as the chairman. All members of our Audit Committee satisfy the independence standards promulgated by the SEC and by NASDAQ as such standards apply specifically to members of audit committees.

We adopted and approved a charter for the Audit Committee prior to consummation of our initial public offering. In accordance with our Audit Committee Charter, our Audit Committee shall perform several functions, including:

●	evaluates the independence and performance of, and assesses the qualifications of, our independent auditor, and engages such independent auditor;

●	approves the plan and fees for the annual audit, quarterly reviews, tax and other audit-related services, and approves in advance any non-audit service to be provided by the independent auditor;

●	monitors the independence of the independent auditor and the rotation of partners of the independent auditor on our engagement team as required by law;

●	reviews the financial statements to be included in our Annual Reports on Form 20-F and semi-annual reports on Form 6-K and reviews with management and the independent auditors the results of the annual audit and reviews of our six-month financial statements;

●	oversees all aspects our systems of internal accounting control and corporate governance functions on behalf of the board;

●	reviews and approves in advance any proposed related-party transactions and report to the full Board on any approved transactions; and

●	provides oversight assistance in connection with legal, ethical and risk management compliance programs established by management and the Board, including Sarbanes-Oxley Act implementation, and makes recommendations to the Board regarding corporate governance issues and policy decisions.

It is determined that Mr. Songfan He possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC.

Compensation Committee

Mr. Tong Liu, Mr. Songfan He, and Mr. Xiaodong Ji are members of our Compensation Committee and Mr. Tong Liu is the chairman. All members of our Compensation Committee are qualified as independent under the current definition promulgated by NASDAQ. We adopted a charter for the Compensation Committee prior to consummation of our initial public offering. In accordance with the Compensation Committee’s Charter, the Compensation Committee shall be responsible for overseeing and making recommendations to the Board regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices.

Nominating and Governance Committee

Mr. Xiaodong Ji, Mr. Tong Liu, and Mr. Songfan He are the members of our Nominating and Governance Committee where Mr. Xiaodong Ji serves as the chairman. All members of our Nominating and Governance Committee are qualified as independent under the current definition promulgated by NASDAQ. The Board of Directors adopted and approved a charter for the Nominating and Governance Committee prior to consummation of our initial public offering. In accordance with the Nominating and Governance Committee’s Charter, the Nominating and Corporate Governance Committee shall be responsible to identity and propose new potential director nominees to the Board of Directors for consideration and review our corporate governance policies.

Code of Conduct and Ethics

We intend to adopt a code of conduct and ethics applicable to our directors, officers and employees in accordance with applicable federal securities laws and NASDAQ rules.

6.D. Employees

See the section entitled “Employees” in Item 4 above.

6.E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our equity shares as of July 15, 2022 by each director and our senior management executives. There were 2,687,246 Ordinary Shares issued and outstanding as of July 15, 2022. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to equity shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned.

Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at 178 Taidong Rd North, Taizhou, Jiangsu, China.

	Ordinary Shares Beneficially Owned As of July 15, 2022
	Number	Percent
Directors and Executive Officers:
Feng Zhou	106,250	3.95%
Xiaodong Pan	-	-
Jun Zheng	-	-
Tong Liu	-	-
Xiaodong Ji	-	-
Songfan He	-	-
All directors and executive officers as a group (6 persons)	106,250	3.95%
5% shareholder:
Xia Hao	200,704	7.47%
Total share outstanding	2,687,246	100%

(1)	Feng Zhou is the 100% owner of Feng Zhou Management Limited and therefore shall be deemed as the beneficial owner of shares held by such entity.

(2)	Xia Hao’s principal business address is Room 708, 3th Building, Jinxiu Mansion, 3 Chengbei Road, Shuncang County, Fujian Province, China.

On May 5, 2022, the Company’s board of directors approved an amended and restated memorandum and articles of association to effectuate a one-for-twenty (1-for-20) reverse split for its ordinary shares. The amended and restated memorandum and articles of association became effective on May 17, 2022. The market effective date of 2022 Reverse Split was May 19, 2022, which was the first day when the Company’s ordinary shares begin trading on a split-adjusted basis. The 2022 Reverse Split did not change the number of the Company’s authorized preferred and ordinary shares, which remain as unlimited. As a result of 2022 Reverse Split, the shareholders received one new ordinary share of the Company, par value $0.08 each, for every twenty (20) shares they hold. No fractional ordinary shares were issued to any shareholders in connection with the reverse stock split. Each shareholder was entitled to receive one ordinary share in lieu of the fractional share that would have resulted from the reverse stock split. The share numbers in this annual report are all presented on a post-split basis unless otherwise noted. Holders of Ordinary Shares are entitled to one vote per share.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

Equity Incentive Plans

2022 Equity Incentive Plan

On March 15, 2022, upon the shareholders’ approval, we have adopted an equity incentive plan for our employees, directors and consultants (the “2022 Plan”). Under the 2021 Plan, there are 6,094,180 Ordinary Shares (304,709 shares retrospectively restated for effect of reverse stock split on May 17, 2022) available for issuance. As of the date of this annual report, we have issued all the Ordinary Shares available under such plan. A copy of the incentive plan was filed as Exhibit 4.7 to this annual report.

2021 Equity Incentive Plan

On March 31, 2021, upon the shareholders’ approval, we have adopted an equity incentive plan for our employees, directors and consultants (the “2021 Plan”). Under the 2021 Plan, there are 2,325,000 Ordinary Shares (116,250 shares retrospectively restated for effect of reverse stock split on May 17, 2022) available for issuance. As of the date of this annual report, we have issued all the Ordinary Shares available under such plan. A copy of the incentive plan was filed as Exhibit 4.6 to this annual report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

See Item 6.E., “Share Ownership,” for a description of our major shareholders.

7.B. Related Party Transactions

Nature of relationships with related parties

Name of related parties	Relationship with the Company
Feng Zhou	A director of the Company, and the CEO of the Company
Jianping Zhou	Father of Feng Zhou and two of Taizhou Suxuantang shareholders, the controlling shareholder of Taizhou Suxuantang from its inception to May 8, 2017
Xiaodong Pan	Chief Financial Officer
Taizhou Jiutian Pharmaceutical Co., Ltd. (“Jiutian Pharmaceutical”)	An entity controlled by Jianping Zhou
Jiangsu Health Pharmaceutical Investment Co., Ltd.	An entity controlled by Jianping Zhou
Taizhou Su Xuan Tang Chinese Medicine Clinic	An entity controlled by Jianping Zhou
Taizhou Su Xuan Tang Chinese hospital Co., Ltd.	An entity controlled by Jianping Zhou
Jiangsu Sutaitang Online Commercial Co., Ltd.	An entity controlled by Xiaodong Ji, Independent Director of the Company.

Related party balances

The amounts due to related parties as of March 31, 2022 and 2021 were as follows:

	As of March 31,
	2022	2021

Jiangsu Health Pharmaceutical Investment Co., Ltd.	$5,529,274	$10,351,338
Jianping Zhou	2,030,035	1,797,123
Jiangsu Sutaitang Online Commercial Co., Ltd.	769,611	-
Feng Zhou	276,683	-
Xiaodong Pan	90,099	-
Total	$8,695,702	$12,148,461

Material Transactions with Related Parties

For the years ended March 31, 2022, 2021 and 2020, the Company generated revenues of $138,275, $731,669 and $251,749, respectively, from sales transactions with Taizhou Jiutian Pharmaceutical Co. Ltd.

For the year ended March 31, 2022, 2021 and 2020, the Company generated revenues of $19,246, $84,848 and $60,639, respectively, from sales transactions with Taizhou Su Xuan Tang Chinese Hospital Co. Ltd.

For the years ended March 31, 2022, 2021 and 2020, the Company generated revenue of $16,658, $68,473 and $18,042, respectively, from sales transactions with Taizhou Su Xuan Tang Chinese Medicine Clinic.

For the year ended March 31, 2022, the Company borrowed $1,122,458 from Jiangsu Sutaitang Online Commercial Co., Ltd, Feng Zhou and Xiaodong Pan, and repaid $4,935,926 to Jiangsu Health Pharmaceutical Investment Co., Ltd. and Jianpiang Zhou. For the year ended March 31, 2021, the Company borrowed $12,148,461 from Jianping Zhou and Jiangsu Health Pharmaceutical Investment Co., Ltd., which was non-interest bearing and repaid on demand. For the year ended March 31, 2020, the Company repaid $3,180,171 to Feng Zhou, Jiangsu Health Pharmaceutical Investment Co., Ltd. and Jianbin Zhou.

Guarantee

On April 12, 2021, Taizhou Suxuantang signed a financial guarantee agreement with Jiangsu Changjiang Commercial Bank to provide guarantee for Jiutian Pharmaceutical in borrowing of $441,689 (equivalent of RMB 2,800,000) for three-year period. On May 31, 2021, Taizhou Suxuantang signed a financial guarantee agreement with Bank of Nanjing to provide guarantee for Jiutian Pharmaceutical in borrowing of $536,337 (equivalent of RMB 3,400,000) for a one-year period. Taizhou Suxuantang is obliged to pay on behalf the related party the principal, interest, penalty and other expenses if Taizhou Jiutian Pharmaceutical Co. Ltd. defaults in payment. Taizhou Suxuantang did not charge financial guarantee fees over Jiutian Pharmaceutical. Taizhou Suxuantang has not made any payment under the above guarantee agreements for the year ended March 31, 2022.

On October 28, 2013, Taizhou Suxuantang signed a financial guarantee agreement with Fenlan Xu to provide guarantee for Jianping Zhou in borrowing of $946,477 (equivalent of RMB 6,000,000), which was due on April 27, 2014. Taizhou Suxuantang and Jiutian pharmaceutical, which was also a guarantor for Jianping Zhou in connection with this loan, and Jianping Zhou are obliged to pay on behalf Jianping Zhou the principal, interest, penalty and other expenses if Jianping Zhou defaults in payment. Fenlan Xu brought a lawsuit against Jianping Zhou because he failed repay the loan timely and Fenlan Xu claimed that Taizhou Suxuantang and Jiutian pharmaceutical should be jointly responsible for the loan. On March 24, 2021, Jianping Zhou and Fenlan Xu reached a settlement that Jianping Zhou agreed to repay the outstanding loan for a total of $914,928 (equivalent of RMB 5,800,000) with interests in installments. Taizhou Suxuantang did not charge any financial guarantee fees from Jianping Zhou. As of the date of this report, Jianping Zhou has made payment for a total of $559,999 (equivalent of RMB 3,550,000) to Fenlan Xu and intends to repay the remaining amount in accordance with the terms of the settlement agreement.

Employment Agreements

See Item 6.B “Agreements with Named Executive Officers.”

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

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

8.B. Significant Changes

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

9.F. Expenses of the Issue

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

Our M&A authorizes us to issue unlimited shares consisting of one class of Ordinary Shares, of the Company, par value $0.08 each. A copy of our M&A, effective on May 17, 2022, which was filed as Exhibit 1.4 to this annual report.

On May 5, 2022, the Company’s board of directors approved an amended and restated memorandum and articles of association to effectuate a one-for-twenty (1-for-20) reverse split for its ordinary shares. The amended and restated memorandum and articles of association became effective on May 17, 2022. The market effective date of 2022 Reverse Split was May 19, 2022, which was the first day when the Company’s ordinary shares begin trading on a split-adjusted basis. The 2022 Reverse Split did not change the number of the Company’s authorized preferred and ordinary shares, which remain as unlimited. As a result of 2022 Reverse Split, the shareholders received one new ordinary share of the Company, par value $0.08 each, for every twenty (20) shares they hold. No fractional ordinary shares were issued to any shareholders in connection with the reverse stock split. Each shareholder was entitled to receive one ordinary share in lieu of the fractional share that would have resulted from the reverse stock split. The share numbers in this annual report are all presented on a post-split basis unless otherwise noted. Holders of Ordinary Shares are entitled to one vote per share.

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

The Underwriting Agreement with Aegis Capital Corp.

On January 18, 2022, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Aegis Capital Corp. (the “Underwriter”), pursuant to which the Company agreed to sell to the Underwriter, in a firm commitment public offering (the “Offering”) (i) 8,285,260 ordinary shares (pre-2022 Reverse Split, the “Firm Shares”) of the Company, for a public offering price of $0.18 per share (pre-2022 Reverse Split), (ii) 11,521,500 pre-funded warrants (the “Pre-funded Warrants”) to purchase 11,521,500 shares (pre-2022 Reverse Split, the “Warrant Shares”), for a public offering price of $0.17 per Pre-funded Warrant to those purchasers whose purchase of ordinary shares in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the holder, 9.99%) of the Company’s outstanding ordinary shares immediately following the consummation of this Offering. The Company also granted the Underwriter an over-allotment option to purchase up to 2,971,014 ordinary shares (pre-2022 Reverse Split, the “Option Shares”, together with Firm Shares, the “Shares”). The Pre-funded Warrants have an exercise price of $0.01 per share. The Pre-funded Warrants were issued in registered form under a warrant agent agreement (the “Warrant Agent Agreement”) between the Company and TranShare Corporation as the warrant agent. The Underwriter has exercised, an over-allotment option to purchase the Option Shares.

As of February 8, 2022, the investors have exercised all the Pre-funded Warrants to purchase 11,521,500 ordinary shares (pre-2022 Reverse Split). As a result, the number of issued and outstanding ordinary shares of the Company was 40,627,868 (pre-2022 Reverse Split) as of February 9, 2022.

The Underwriting Agreement and the form of the Warrant Agent Agreementare filed as Exhibits 1.1 and 4.1 to the Current Report on Form 6-K filed with the Commission on January 21, 2022, and such documents are incorporated herein by reference. The foregoing is only a brief description of the material terms of the Underwriting Agreement and the Warrant Agent Agreement, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits.

The Securities Purchase Agreement with Streeterville Capital, LLC

On March 14, 2022, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with Streeterville Capital, LLC, a Utah limited liability company (the “Investor”), pursuant to which the Company issued the Investor an unsecured promissory note on March 16, 2022 in the original principal amount of $2,804,848.00 (the “Note”), convertible into ordinary shares, $0.004 par value per share (pre-2022 Reverse Split), of the Company (the “Ordinary Shares”), for $2,636,557.00 in gross proceeds.

The Note bears interest at a rate of 6% per annum compounding daily. All outstanding principal and accrued interest on the Note will become due and payable twelve months after the purchase price of the Note is delivered by Purchaser to the Company (the “Purchase Price Date”). The Note includes an original issue discount of $168,291.00 along with $20,000.00 for Investor’s fees, costs and other transaction expenses incurred in connection with the purchase and sale of the Note. The Company may prepay all or a portion of the Note at any time by paying 120% of the outstanding balance elected for pre-payment. The Investor has the right to redeem the Note at any time ninety (90) days after the Purchase Price Date, subject to maximum monthly redemption amount of $600,000. Redemptions may be satisfied in cash or Ordinary Shares at the Company’s election during the period ninety (90) days after the Purchase Price Date and six months after the Purchase Price Date. However, the Company will be required to pay the redemption amount in cash, in the event there is an Equity Conditions Failure (as defined in the Note). If Company chooses to satisfy a redemption in Ordinary Shares, such Ordinary Shares shall be issued at a redemption conversion price of the lower of (i) the Lender Conversion Price (as defined in the Note) which is initially $0.30 and (ii) 80% of the average of the lowest VWAP during the fifteen (15) trading days immediately preceding the redemption notice is delivered. In addition, the Investor agreed that in any given calendar week (being from Sunday to Saturday of that week), the number of Ordinary Shares sold by it in the open market will not be more than fifteen percent (15%) of the weekly trading volume for the Ordinary Shares during any such week.

Under the Purchase Agreement, while the Note is outstanding, the Company agreed to keep adequate public information available and maintain its Nasdaq listing. Upon the occurrence of a Trigger Event (as defined in the Note), the Investor shall have the right to increase the balance of the Note by 15% for Major Trigger Event (as defined in the Note) and 5% for Minor Trigger Event (as defined in the Note). In addition, the Note provides that upon occurrence of an Event of Default, the interest rate shall accrue on the outstanding balance at the rate equal to the lesser of 15% per annum or the maximum rate permitted under applicable law.

As of the date of this annual report, the Investor has redeemed for an amount of $450,000 and the Company has issued 339,864 Ordinary Shares to the Investor in total.

The form of the Purchase Agreement and the form of the Note are filed as Exhibits 10.1 and 10.2 to the Current Report on Form 6-K filed with the Commission on March 16, 2022, and such documents are incorporated herein by reference. The foregoing is only a brief description of the material terms of the Purchase Agreement and the Note, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits.

10.D. Exchange Controls

British Virgin Islands

There are currently no exchange control regulations in the British Virgin Islands applicable to us or our shareholders.

The PRC

General administration of foreign exchange

The principal regulation governing foreign currency exchange in the PRC is the Administrative Regulations of the PRC on Foreign Exchange (the “Foreign Exchange Regulations”), which were promulgated on January 29, 1996, became effective on April 1, 1996 and were last amended on August 5, 2008. Under these rules, Renminbi is generally freely convertible for payments of currentaccount items, such as trade- and service -related foreign exchange transactions and dividend payments, but not freely convertible for capitalaccount items, such as capital transfer, direct investment, investment in securities  , derivative products or loans unless prior approval by competent authorities for the administration of foreign exchange is obtained. Under the Foreign Exchange Regulations, foreign-invested enterprises in the PRC may purchase foreign exchange without the approval of SAFE to pay dividends by providing certain evidentiary documents, including board resolutions, tax certificates, or for trade- and services-related foreign exchange transactions, by providing commercial documents evidencing such transactions.

Circular No. 75, Circular No. 37 and Circular No. 13

Circular 37 was released by SAFE on July 4, 2014 and abolished Circular 75 which had been in effect since November 1, 2005. Pursuant to Circular 37, a PRC resident should apply to SAFE for foreign exchange registration of overseas investments before it makes any capital contribution to a special purpose vehicle, or SPV, using his or her legitimate domestic or offshore assets or interests. SPVs are offshore enterprises directly established or indirectly controlled by domestic residents for the purpose of investment and financing by utilizing domestic or offshore assets or interests they legally hold. Following any significant change in a registered offshore SPV, such as capital increase, reduction, equity transfer or swap, consolidation or division involving domestic resident individuals, the domestic individuals shall amend the registration with SAFE. Where an SPV intends to repatriate funds raised after completion of offshore financing to the PRC, it shall comply with relevant PRC regulations on foreign investment and foreign debt management. A foreign-invested enterprise established through return investment shall complete relevant foreign exchange registration formalities in accordance with the prevailing foreign exchange administration regulations on foreign direct investment and truthfully disclose information on the actual controller of its shareholders.

If any shareholder who is a PRC resident (as determined by the Circular No. 37) holds any interest in an offshore SPV and fails to fulfil the required foreign exchange registration with the local SAFE branches, the PRC subsidiaries of that offshore SPV may be prohibited from distributing their profits and dividends to their offshore parent company or from carrying out other subsequent cross-border foreign exchange activities. The offshore SPV may also be restricted in its ability to contribute additional capital to its PRC subsidiaries. Where a domestic resident fails to complete relevant foreign exchange registration as required, fails to truthfully disclose information on the actual controller of the enterprise involved in the return investment or otherwise makes false statements, the foreign exchange control authority may order them to take remedial actions, issue a warning, and impose a fine of less than RMB300,000 on an institution or less than RMB50,000 on an individual.

Circular 13 was issued by SAFE on February 13, 2015, and became effective on June 1, 2015. Pursuant to Circular 13, a domestic resident who makes a capital contribution to an SPV using his or her legitimate domestic or offshore assets or interests is no longer required to apply to SAFE for foreign exchange registration of his or her overseas investments. Instead, he or she shall register with a bank in the place where the assets or interests of the domestic enterprise in which he or she has interests are located if the domestic resident individually seeks to make a capital contribution to the SPV using his or her legitimate domestic assets or interests; or he or she shall register with a local bank at his or her permanent residence if the domestic resident individually seeks to make a capital contribution to the SPV using his or her legitimate offshore assets or interests.

Circular 19 and Circular 16

Circular 19 was promulgated by SAFE on March 30, 2015, and became effective on June 1, 2015. According to Circular 19, foreign exchange capital of foreign-invested enterprises shall be granted the benefits of Discretional Foreign Exchange Settlement (“Discretional Foreign Exchange Settlement”). With Discretional Foreign Exchange Settlement, foreign exchange capital in the capital account of a foreign-invested enterprise for which the rights and interests of monetary contribution has been confirmed by the local foreign exchange bureau, or for which book-entry registration of monetary contribution has been completed by the bank, can be settled at the bank based on the actual operational needs of the foreign-invested enterprise. The allowed Discretional Foreign Exchange Settlement percentage of the foreign exchange capital of a foreign-invested enterprise has been temporarily set to be 100%. The Renminbi converted from the foreign exchange capital will be kept in a designated account and if a foreign-invested enterprise needs to make any further payment from such account, it will still need to provide supporting documents and to complete the review process with its bank.

Furthermore, Circular 19 stipulates that foreign-invested enterprises shall make bona fide use of their capital for their own needs within their business scopes. The capital of a foreign-invested enterprise and the Renminbi if obtained from foreign exchange settlement shall not be used for the following purposes:

●	directly or indirectly used for expenses beyond its business scope or prohibited by relevant laws or regulations;

●	directly or indirectly used for investment in securities unless otherwise provided by relevant laws or regulations;

●	directly or indirectly used for entrusted loan in Renminbi (unless within its permitted scope of business), repayment of inter-company loans (including advances by a third party) or repayment of bank loans in Renminbi that have been sub-lent to a third party; and

●	directly or indirectly used for expenses related to the purchase of real estate that is not for self-use (except for foreign-invested real estate enterprises).

Circular 16 was issued by SAFE on June 9, 2016. Pursuant to Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. Circular 16 provides an integrated standard for conversion of foreign exchange capital items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis applicable to all enterprises registered in the PRC. Circular 16 reiterates the principle that an enterprise’s Renminbi converted from foreign currency-denominated capital may not be directly or indirectly used for purposes beyond its business scope or purposes prohibited by PRC laws or regulations, and such converted Renminbi shall not be provided as loans to non-affiliated entities.

Circulars 16 and 19 address foreign direct investments into the PRC, and stipulate the procedures applicable to foreign exchange settlement. If and when circumstances require funds to be transferred to our WFOE in the PRC from our offshore entities, then any such transfer would be subject to Circulars 16 and 19.

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

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. We are unable to provide a “will” opinion because it is more likely than not that the Company and its offshore subsidiaries would be treated as a non-resident enterprise for PRC tax purposes because they do not meet some of the conditions out lined in SAT Notice. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities as of the date of this annual report. Therefore we believe that it is possible but highly unlikely that the income received by our overseas shareholders will be regarded as China-sourced income.

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

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the British Virgin Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this annual report

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

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

As of March 31, 2022, 2021 and 2020, substantially all of our cash included bank deposits in accounts maintained within the PRC where there is currently no rule or regulation in place for obligatory insurance to cover bank deposits in the event of bank failure. However, we have not experienced any losses in such accounts and we believe we are not exposed to any significant risks on our cash in bank accounts.

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

Based upon that evaluation, our management has concluded that, as of March 31, 2022, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

(b)	Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of March 31, 2022. The assessment was based on criteria established in the framework Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of March 31, 2022, our internal control over financial reporting was not effective due to the existence of the following significant deficiencies and material weaknesses:

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

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Songfan He, Mr. Tong Liu and Mr. Xiaodong Ji are members of our Audit Committee, where Mr. Songfan He, serves as the chairman. All proposed members of our Audit Committee satisfy the independence standards promulgated by the SEC and by NASDAQ as such standards apply specifically to members of audit committees. It is determined that Mr. Songfan He, possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC.

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

	Year Ended March 31, 2022	Year Ended March 31, 2021
Audit fees(1)	$171,000	$188,000
Audit related fees(2)	38,500	25,000
Tax fees(3)	-	-
All other fees(4)	-	-
TOTAL	$209,500	$213,000

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit related fees” means the aggregate fees billed for each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (1).

(3)	“Tax Fees” represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.

(4)	“All Other Fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

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

Other than as described in this section, our corporate governance practices do not differ from those followed by domestic companies listed on the NASDAQ Capital Market. NASDAQ Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on the NASDAQ Capital Market prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value (ii) resulting in a change of control of the company; and (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. Notwithstanding this general requirement, NASDAQ Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The British Virgin Islands laws do not require shareholder approval prior to any of the foregoing types of issuances. The Company, therefore, is not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. The Board of Directors of the Company has elected to follow the Company’s home country rules as to such issuances and will not be required to seek shareholder approval prior to entering into such a transaction. Rule 5620(a) requires each company listing common stock or voting preferred stock, or their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. The Company follows the home country practice and expect to hold annual shareholders meetings only if there are matters that require shareholders’ approval.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTION

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

ITEM 19. EXHIBITS

		Incorporated by Reference
Exhibit Number	Description of Documents	Form	Exhibit No.	Filing Date	Filed Herewith
1.1	Memorandum and Articles of Association	F-1/A	3.1	April 20, 2018

1.2	Amended and Restated Memorandum and Articles of Association, effective on March 30, 2020	20-F	1.2	July 31, 2020

1.3	Amended and Restated Memorandum and Articles of Association, effective on February 21, 2021	20-F	1.3	August 13, 2021

1.4	Amended and Restated Memorandum and Articles of Association, effective on May 17, 2022				X

2.1	Settlement Agreement with FT Global, dated January 18, 2021	6-K	4.1	January 28, 2021

4.1	Exclusive Business Cooperation Agreement, dated October 13, 2017, between WFOE and Suxuantang (2)	F-1	10.6	December 4, 2017

4.2	Share Pledge Agreement dated October 13, 2017, between WFOE, Di Zhou, Ziquan Zhou, Feng Zhou and Suxuantang (2)	F-1	10.8	December 4, 2017

4.3	Exclusive Option Agreement dated October 13, 2017, between WFOE, Di Zhou, Ziquan Zhou, Feng Zhou and Suxuantang (2)	F-1	10.7	December 4, 2017

4.4	Form of Power of Attorney dated October 13, 2017, between WFOE, Di Zhou, Ziquan Zhou, Feng Zhou and Suxuantang (2)	F-1	10.9	December 4, 2017

4.5	Form of Warrant Issued in Connection with the Settlement Agreement with FT Global	6-K	4.2	January 28, 2021

4.6	2021 Equity Incentive Plan	20-F	4.6	August 13, 2021

4.7	2022 Equity Incentive Plan	S-8	4.2	March 15, 2022

4.8	Underwriting Agreement, dated January 18, 2022, by and between China SXT Pharmaceuticals, Inc. and Aegis Capital Corp.	6-K	1.1	January 21, 2022

4.9	Form of Warrant Agent Agreement, dated January 18, 2022, by and between China SXT Pharmaceuticals, Inc. and TranShare Corporation.	6-K	4.1	January 21, 2022

4.10	Employment Agreement dated January 31, 2022, by and between China SXT Pharmaceuticals, Inc. and Mr. Xiaodong Pan.	6-K	10.1	January 31, 2022

4.11	Form of Securities Purchase Agreement, dated March 14, 2022, by and between China SXT Pharmaceuticals, Inc. and Streeterville Capital, LLC.	6-K	10.1	March 16, 2022

4.12	Form of Convertible Promissory Note, dated March 16, 2022, issued in connection with the Securities Purchase Agreement with Streeterville Capital, LLC.	6-K	10.2	March 16, 2022

4.13	Employment Agreement dated January 31, 2022, by and between the Company and Mr. Xiaodong Pan	6-K	10.1	January 31, 2022

8.1	List of Subsidiaries and Consolidated Variable Interest Entities	F-1	21.1	December 4, 2017

12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X

12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X

13.1	CEO and CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X

23.1	Consent of Independent Auditors				X

101.INS	Inline XBRL Instance Document				X

101.SCH	Inline XBRL Taxonomy Extension Schema Document				X

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document				X

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document				X

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document				X

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document				X

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China SXT Pharmaceuticals, Inc.

/s/ Feng Zhou
	Name:	Feng Zhou
	Title:	Chief Executive Officer

Date: July 18, 2022

CHINA SXT PHARMACEUTICALS, INC.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

CHINA SXT PHARMACEUTICALS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of

China SXT Pharmaceuticals, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of China SXT Pharmaceuticals, Inc. and subsidiaries and variable interest entities (the “Company”) as of March 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2022, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

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
July 15, 2022

1600 Broadway, Suite 1600, Denver, CO, 80202, USA. Phone: 1.303.386.7224 Fax: 1.303.386.7101 Email: admin@zhcpa.us

CHINA SXT PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS, EXCEPT SHARES DATA)

	As of March 31,
	2022	2021
ASSETS
Current Assets
Cash and cash equivalents	$15,524,322	$13,333,028
Restricted cash	45,297	25,947
Accounts receivable, net	3,333,178	4,507,115
Notes receivable	35,509	-
Inventories	1,017,527	859,696
Advance to suppliers	50,313	519,780
Loan receivable and accrued interest	1,581,000	1,581,000
Deferred cost	-	547,807
Prepayments, receivables and other current assets	864,709	1,859,103
Total Current Assets	22,451,855	23,233,476

Property, plant and equipment, net	1,227,811	1,433,479
Construction in progress	363,078	355,614
Intangible assets, net	38,762	45,800
Long-term deposit	9,464,767	9,157,789
Deferred tax assets, net	-	321,444
Total Non-current Assets	11,094,418	11,314,126
TOTAL ASSETS	$33,546,273	$34,547,602

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Bank loans – current portion	$11,404	$37,122
Short-term convertible note	2,034,947	-
Accounts payable	1,482,192	1,456,445
Refund liabilities	122,773	472,282
Advance from customers	77,366	257,449
Amounts due to related parties	8,695,702	12,148,461
Accrued expenses and other liabilities	3,529,486	3,046,976
Tax payable	1,167,695	1,161,168
Total Current Liabilities	17,121,565	18,579,903

Bank loans – non-current portion	-	6,292
Total Non-current Liabilities	-	6,292
TOTAL LIABILITIES	17,121,565	18,586,195

COMMITMENTS AND CONTINGENCIES	-	-

SHAREHOLDERS’ EQUITY
Ordinary shares, unlimited shares authorized, $0.08 par value, 2,031,394 shares issued and outstanding as of March 31, 2022 (776,255 shares issued and outstanding as of March 31, 2021)*	162,468	62,057
Additional paid-in capital	30,994,376	25,323,747
Retained deficits	(15,688,278)	(9,952,183)
Accumulated other comprehensive income/(loss)	956,142	527,786
Total Shareholders’ Equity	16,424,708	15,961,407
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$33,546,273	$34,547,602

*	Retrospectively restated for effect of reverse stock split on February 22, 2021 and May 17, 2022.

The accompanying notes are an integral part of these consolidated financial statements.

CHINA SXT PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME/(LOSS) AND COMPREHENSIVE INCOME/(LOSS)

(IN U.S. DOLLARS, EXCEPT SHARES DATA)

	For the years ended March 31,
	2022	2021	2020

Revenues	$2,602,281	$4,777,573	$5,162,268
Revenues generated from third parties	2,263,155	3,892,583	4,831,838
Revenue generated from related parties	339,126	884,990	330,430
Cost of revenues	(1,350,638)	(1,938,023)	(2,458,566)
Gross profit	1,251,643	2,839,550	2,703,702

Operating expenses:
Selling and marketing	(924,538)	(1,587,333)	(1,583,284)
General and administrative	(5,516,778)	(3,449,293)	(2,461,535)
Total operating expenses	(6,441,316)	(5,036,626)	(4,044,819)

Operating loss	(5,189,673)	(2,197,076)	(1,341,117)

Other income (expenses):
Interest income (expense), net	(36,695)	(1,615,440)	(3,348,790)
Loss on debt extinguishment	-	-	(5,625,916)
Other income (expenses), net	(181,581)	871,650	(73,771)
Total other expenses, net	(218,276)	(743,790)	(9,048,477)

Loss before income taxes	(5,407,949)	(2,940,866)	(10,389,594)
Income tax provision (recovery)	(328,146)	192,683	101,722

Net loss	(5,736,095)	(2,748,183)	(10,287,872)

Other comprehensive income (loss):
Foreign currency translation adjustment	428,356	1,118,446	(641,055)
Comprehensive loss	(5,307,739)	(1,629,737)	(10,928,927)

Earnings (Loss) per ordinary share
Basic and diluted	$(5.517)	$(3.819)	$(33.282)
Weighted average number of ordinary shares outstanding
Basic and diluted*	1,039,766	719,549	309,108

*	Retrospectively restated for effect of reverse stock split on February 22, 2021 and May 17, 2022.

The accompanying notes are an integral part of these consolidated financial statements.

CHINA SXT PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED MARCH 31, 2022, 2021 AND 2020

(IN U.S. DOLLARS, EXCEPT SHARES DATA)

	Shares*	Amount	Additional paid-in capital	Retained earnings (Accumulated deficits)	Accumulated other comprehensive income (loss)	Total equity

Balance as of March 31, 2019	283,834	$22,706	$7,950,782	$3,083,872	$50,395	$11,107,755

Net loss	-	-	-	(10,287,872)	-	(10,287,872)
Issuance and forbearance of the convertible note	-	-	2,796,868	-	-	2,796,868
Issuance of shares for convertible note principal and interest partial settlement	149,512	11,961	6,413,696	-	-	6,425,657
Foreign currency translation gain (Loss)	-	-	-	-	(641,055)	(641,055)
Balance as of March 31, 2020	433,346	$34,667	$17,161,346	$(7,204,000)	$(590,660)	$9,401,353

Net loss	-	-	-	(2,748,183)	-	(2,748,183)
Issuance of shares for convertible note principal and interest partial settlement	342,374	27,390	7,653,401	-	-	7,680,791
Issuance of warrants to a third party	-	-	509,000	-	-	509,000
Share issuance due to reverse-split round up	535	-	-	-	-	-
Foreign currency translation gain	-	-	-	-	1,118,446	1,118,446
Balance as of March 31, 2021	776,255	$62,057	$25,323,747	$(9,952,183)	$527,786	$15,961,407

Net loss	-	-	-	(5,736,095)	-	(5,736,095)
Shares issued as employee incentives	116,250	9,300	2,295,097	-	-	2,304,397
Net Proceeds from the public offering	1,138,889	91,111	3,023,995	-	-	3,115,106
Issuance of the convertible note	-	-	351,537	-	-	351,537
Foreign currency translation gain (Loss)	-	-	-	-	428,356	428,356
Balance as of March 31, 2022	2,031,394	$162,468	$30,994,376	$(15,688,278)	$956,142	$16,424,708

*	Retrospectively restated for effect of reverse stock split on February 22, 2021 and May 17, 2022.

The accompanying notes are an integral part of these consolidated financial statements.

CHINA SXT PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

	For the years ended March 31,
	2022	2021	2020
Cash Flows from Operating Activities:
Net loss from operations	$(5,736,095)	$(2,748,183)	$(10,287,872)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expenses	320,007	345,414	331,837
Bad debt provision	477,299	1,206,420	41,249
Inventory impairment provision	53,365	62,944	23,871
Deferred income taxes	328,146	(192,683)	(101,722)
Interest accrued on loan receivable	-	(13,500)	(67,500)
Convertible note - Accretion of financing cost	29,926	1,120,267	3,421,910
Convertible note - Extinguishment Loss	-	-	5,625,916
Issuance of warrants	-	509,000	-
Deferred cost	558,186
Equity incentive plan	2,334,397	-	-

Changes in operating assets and liabilities:
Accounts receivable	831,473	(519,244)	104,001
Note receivable	(35,073)	18,522	60,275
Inventory	(180,797)	38,620	39,707
Advance to suppliers	480,920	(341,141)	154,650
Prepayments, receivables and other assets	1,023,791	(1,038,908)	(361,589)
Notes payable	-	-	(224,872)
Accounts payable	(22,792)	(619,537)	302,266
Refund liability	(360,860)	337,565	40,045
Advance from customers	(186,399)	(62,450)	247,588
Tax payable	(32,000)	91,417	(22,272)
Accrued expenses and other current liabilities	384,799	488,916	1,606,759
Net cash provided by (used in) operating activities	268,293	(1,316,561)	934,247

Cash Flows from Investing Activities:
Purchase of property, plant and equipment	(60,932)	(78,302)	(130,839)
Purchase of intangible assets	-	-	-
Construction in process	(1,558)	(14,742)	(275,819)
Other receivable - Huangshan Panjie	15,581	3,132,647	(3,590,046)
Deposits for investment	-	(8,845,122)	-
Loan receivable	-	-	(1,500,000)
Net cash used in investing activities	(46,909)	(5,805,519)	(5,496,704)

Cash Flows from Financing Activities:
Repayment of bank borrowings	(33,055)	(42,007)	(38,698)
Due to related parties	(3,813,468)	12,534,433	(3,180,171)
Cash paid related to equity incentive plan	(30,000)	-	-
Proceeds from original convertible note	-	-	10,000,000
Payment of original convertible note issuance cost	-	-	(1,641,050)
Proceeds from 2022 convertible note	2,804,848	-	-
Payment of 2022 convertible note issuance cost	(448,291)	-	-
Repayment of convertible note	-	(82,939)	(1,157,376)
Payment of the forbearance cost of original convertible note	-	-	(439,974)
Net proceeds from public offering	3,115,106	-	-
Deferred financing costs	-	-	(518,362)
Net cash provided by used in financing activities	1,595,140	12,409,487	3,024,369

Effect of exchange rate changes on cash and cash equivalents	394,120	784,536	(466,813)

Net increase (decrease) in cash, cash equivalents and restricted cash	2,210,644	6,071,943	(2,004,901)
Cash, cash equivalents and restricted cash at the beginning of year	13,358,975	7,287,032	9,291,933
Cash, cash equivalents and restricted cash at the end of year	$15,569,619	$13,358,975	$7,287,032

Supplemental disclosures of cash flows information:
Cash paid for income taxes	$16,733	$3,085	$10,363
Cash paid for interest expense	$3,197	$5,550	$287,810

Non-cash transactions:
Issuance of shares for convertible note principal and interest partial settlement	$-	$7,680,791	$6,768,555

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

Restructuring and Share Issuance

On July 4, 2017, we were incorporated in the British Virgin Islands by issuance of 10,300,000 common stocks at 0.001 par value (128,750 common stocks at 0.08 par value retrospectively restated for effect of reverse stock split on February 22, 2021 and May 17, 2022) to Ziqun Zhou, Di Zhou and Feng Zhou Management Limited (“China SXT Pharmaceuticals, Inc. shareholders”). Feng Zhou Management Limited is a BVI company 100% owned by Feng Zhou. Feng Zhou, Ziqun Zhou and Di Zhou collectively hold 100% shares of Taizhou Suxuantang. Later on October 20, 2017, the 10,300,000 shares common stocks (128,750 shares retrospectively restated for effect of reverse stock split on February 22, 2021 and May 17, 2022) were reallocated among China SXT Pharmaceuticals, Inc. shareholders. On October 20, 2017, the Company issued 9,700,000 common stocks (121,250 shares retrospectively restated for effect of reverse stock split on February 22, 2021 and May 17, 2022) at 0.001 par value to ten individual shareholders (“Restructuring”).

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

Restructuring and Share Issuance (continued)

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

Exclusive Business Cooperation Agreement (continued)

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

Translation of amounts from the local currencies of the Company into US$ has been made at the following exchange rates for the respective periods:

	March 31, 2022	March 31, 2021	March 31, 2020

Balance sheet items, except for equity accounts	6.3393	6.5518	7.0808
Items in the statements of operations and comprehensive income(loss), and statements of cash flows	6.4180	6.7834	6.9637

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

Changes in facts and circumstances may cause the Company to revise its estimates. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. The following are some of the areas requiring significant judgments and estimates as of March 31, 2022 and 2021: determinations of the useful lives of long-lived assets, estimates of allowances for doubtful accounts, sales return rate, abnormal capacity for inventory production, valuation assumptions in performing asset impairment tests of long-lived assets and determinations of fair value of convertible note (liability component, etc.) and warrants.

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

As of March 31, 2022 and 2021, financial instruments of the Company primarily comprised of cash and cash equivalents, restricted cash, accounts receivables, notes receivable, loan receivable and accrued interest, bank loans (current and non-current portion), accounts payable, amounts due to related parties and accrued expenses and other liabilities. The carrying amounts of these financial instruments approximated their fair values because of their generally short maturities.

Cash and cash equivalents

The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. The Company maintains most of the bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

Restricted cash

Restricted cash is cash held as collateral for transactions and loans the Company has entered into or penalty the Company is required to pay.

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

The ending balance of restricted cash presented on the face of the consolidated balance sheets as of March 31, 2022 and 2021 were $45,297 and $25,947, respectively.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts receivable

Accounts receivable are recorded at the invoiced amount less an allowance for any uncollectible accounts and do not bear interest, which are due on demand. Management reviews the adequacy of the allowance for doubtful accounts on an ongoing basis, using historical collection trends and aging of receivables. Management also periodically evaluates individual customer’s financial condition, credit history, and the current economic conditions to make adjustments in the allowance when it is considered necessary. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of March 31, 2022 and 2021, the Company assessed the recoverability of its accounts receivable and record an allowance of $762,992 and $270,693, respectively.

Inventories

Inventories primarily include raw materials and finished goods.

Inventories are stated at the lower of cost or net realizable value. Cost is determined by the weighted-average method. Raw material cost is based on purchase costs while work-in-progress and finished goods comprise direct materials, direct labor and an allocation of manufacturing overhead costs. Net realizable value represents the anticipated selling price, net of distribution cost, less estimated costs to completion for work in progress. As of March 31, 2022 and 2021, the Company assessed the net realizable value of its inventories and record a provision of $172,070 and $114,214, respectively.

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

Allowances are recorded when utilization and collection of amounts due are in doubt. Delinquent prepayments are written-off after management has determined that the likelihood of utilization or collection is not probable and known bad debts are written off against the allowances when identified. As of March 31, 2022 and 2021, the Company record no allowances, respectively.

Property, plant and equipment, net

Property and equipment are stated at cost. The straight-line depreciation method is used to compute depreciation over the estimated useful lives of the assets, as follows:

	Residual value rate	Useful Lives
Machinery	5%	10 years
Electric equipment	5%	3-5 years
Office equipment	5%	5 years
Vehicles	5%	4-10 years
Leasehold improvement cost	5%	3-10 years

The Company reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An asset is considered impaired if its carrying amount exceeds the future net undiscounted cash flows that the asset is expected to generate. If such asset is considered to be impaired, the impairment recognized is the amount by which the carrying amount of the asset, if any, exceeds its fair value determined using a discounted cash flow model. For the years ended March 31, 2022 and 2021, there were no impairment of property, plant and equipment.

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

The Company follows ASC Topic 350 in accounting for intangible assets, which requires impairment losses to be recorded when indicators of impairment are present and the undiscounted cash flows estimated to be generated by the assets are less than the assets’ carrying amounts. For the years ended March 31, 2022 and 2021, the Company record no impairment of intangible assets.

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

Impairment of long-lived assets

Long-lived assets primarily include property, plant and equipment and intangible assets. In accordance with the provision of ASC Topic 360-10-5, “Impairment or Disposal of Long-Lived Assets”, the Company generally conducts its annual impairment evaluation to its long-lived assets, usually in the fourth quarter of each year, or more frequently if indicators of impairment exist, such as a significant sustained change in the business climate. The recoverability of long-lived assets is measured at the reporting unit level, which is an operating segment or one level below an operating segment. If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying amount of the asset. The Company record no impairment charge for the years ended March 31, 2022 and 2021, respectively.

Convertible note, net

ASC 470, Debt, requires the liability and equity components of convertible debt instruments that may be settled in cash upon conversion to be separately accounted for in a manner that reflects the issuer’s nonconvertible debt borrowing rate. ASC 470-20 requires that the initial proceeds from the sale of these notes be allocated between a liability component and an equity component in a manner that reflects interest expense at the interest rate of similar nonconvertible debt that could have been issued by the Company at such time. We measured the estimated fair value of the debt component of our convertible note as of the issuance date based on our nonconvertible debt borrowing rate. The equity components of the convertible senior notes have been reflected within additional paid-in capital in our audited consolidated balance sheet, and the resulting debt discount is amortized over the period during which the convertible note is expected to be outstanding (through the maturity date) as additional non-cash interest expense.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”), on April 1, 2018, using the modified retrospective method. Revenues for the years ended March 31, 2022, 2021 and 2020 were presented under ASC 606, and revenues for the year ended March 31, 2018 was not adjusted and continue to be presented under ASC Topic 605, Revenue Recognition.

Revenue is recognized when control of promised goods is transferred to the Company’s customers in an amount of consideration of which the Company expect to be entitled to in exchange for the goods, and the Company can reasonably estimates return provision for the goods. The product return provisions are estimated based on (1) historical rates, (2) specific identification of outstanding returns not yet received from customers and outstanding discounts and claims and (3) estimated returns, discounts and claims expected, but not yet finalized with customers. As of March 31, 2022 and 2021, sales return provision recorded in Refund liabilities were $122,773 and $472,282.

For the year ended March 31, 2022, 2021 and 2020, the Company did not have any significant incremental costs of obtaining contracts with customers incurred or costs incurred in fulfilling contracts with customers within the scope of ASC Topic 606, that shall be recognized as an asset and amortized to expenses in a pattern that matches the timing of the revenue recognition of the related contract.

The Company does not have amounts of contract assets since revenue is recognized as control of goods is transferred. The contract liabilities consist of advance payments from customers. The contract liabilities are reported in a net position on a customer-by-customer basis at the end of each reporting period. All contract liabilities are included in advance from customers in the Consolidated Balance Sheets. As of March 31, 2022 and 2021, the Company record advance from customers of $77,366 and $257,449, respectively.

Cost of revenue

Cost of revenue consists primarily of cost of materials, direct labors, overhead, and other related incidental expenses that are directly attributable to the Company’s principal operations.

Market development fees

Market development fees relate mainly to market development and advertisements of our pharmaceutical products. For the years ended March 31, 2022 and 2021, marketing and advertising expenses are $707,243 and $1,119,680, respectively, which are included in selling expenses in our consolidated statements of operations and comprehensive income.

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

The Company adopts ASC 740-10-25 “Income Taxes” which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. The Company did not have significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of March 31, 2022 and 2021.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Comprehensive income

Comprehensive income includes net income and foreign currency adjustments. Comprehensive income is reported in the consolidated statements of operations and comprehensive income. Accumulated other comprehensive income, as presented on the balance sheets are the cumulative foreign currency translation adjustments. As of March 31, 2022 and 2021, the balances of accumulated other comprehensive income amounted to $956,142 and $527,786, respectively.

Leases

Leases are classified as either capital or operating leases. Leases that transfer substantially all the benefits and risks incidental to the ownership of assets are accounted for as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are recognized in the condensed consolidated income statements on a straight-line basis over the lease terms. The Company had no capital leases for the years ended March 31, 2022, 2021 and 2020, respectively.

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

Significant risks and uncertainties

Credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable, notes receivable, advances to suppliers, loan receivable and accrued interest, and prepayments, receivables and other current assets. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of March 31, 2022 and 2021 the Company held cash and cash equivalents of $15,524,322 and $13,333,028, respectively, which were primarily deposited in financial institutions located in Mainland China, which were uninsured by the government authority. To limit exposure to credit risk relating to deposits, the Company primarily place cash deposits with large financial institutions in China which management believes are of high credit quality. The Company’s operations are carried out in Mainland China. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC as well as by the general state of the PRC’s economy. In addition, the Company’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other factors.

The Company conducts credit evaluations of its customers and suppliers and generally does not require collateral or other security from them. The Company establishes an accounting policy for allowance for doubtful accounts on the individual customer’s financial condition, credit history, and the current economic conditions. As of March 31, 2022 and 2021, the Company record allowances of $762,992 and $270,693, respectively, for accounts receivable. As of March 31, 2022 and 2021, the Company record allowances of Nil and $1,090,759, respectively, for prepayments, receivables and other current assets.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Significant risks and uncertainties (continued)

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

During the years ended March 31, 2022 and 2021, there were two customers generated sales which accounted for over 10% of total revenues generated for that year, respectively. The details are as follows:

	For the years ended, March 31,
	2022	2021
Customer A	22.97%	19.37%
Customer B (related party customer)	5.31%	15.31%

As of March 31, 2022 and 2021, accounts receivable due from these customers as a percentage of consolidated accounts receivable were as follows:

	As of March 31,
	2022	2021
Customer A	6.66%	14.11%
Customer B (related party customer)	25.37%	19.94%

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Significant risks and uncertainties (continued)

Concentration risk (continued)

During the years ended March 31, 2022 and 2021, there were five suppliers which accounted for over 10% of total purchase for that year, respectively. The details are as follows:

	For the years ended, March 31,
	2022	2021
Supplier A	22.18%	1.24%
Supplier B	21.34%	11.48%
Supplier C	22.04%	25.10%
Supplier D	3.09%	11.75%
Supplier E	-	10.10%

As of March 31, 2022 and 2021, accounts payable due to these suppliers as a percentage of consolidated accounts payable were as follows:

	As of March 31,
	2022	2021
Supplier A	12.16%	1.19%
Supplier B	15.50%	7.76%
Supplier C	-	-
Supplier D	9.25%	8.67%
Supplier E	2.50%	7.60%

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

In August 2020, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the “if-converted” method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company’s current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. Early adoption is permitted. The Company does not expect to early adopt this guidance and is in the process of evaluating the impact of adoption of this guidance on the Company’s consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting statements, if recently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of comprehensive income (loss) and statements of cash flows.

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following as of March 31, 2022 and 2021:

	As of March 31,
	2022	2021

Accounts receivable – third parties	$2,780,295	$3,510,261
Accounts receivable – related parties	1,315,875	1,267,547
Total accounts receivable, gross	4,096,170	4,777,808
Less: allowance for doubtful accounts	(762,992)	(270,693)
Accounts receivable, net	$3,333,178	$4,507,115

For the years ended March 31, 2022 and 2021, the Company record bad debt expense of $477,299 and $152,902, respectively.

NOTE 4 – INVENTORIES

Inventories as of March 31, 2022 and 2021 consisted of the following:

	As of March 31,
	2022	2021

Raw materials	$604,850	$353,174
Finished goods	584,747	620,736
Provision for inventory	(172,070)	(114,214)
Total inventories, net	$1,017,527	$859,696

Impairment provision of inventories recorded for lower of cost or net realizable value adjustments were $53,365 and $62,944 for the years ended March 31, 2022 and 2021, respectively.

NOTE 5 – LOAN RECEIVABLE AND ACCRUED INTEREST

Loan receivable and accrued interest as of March 31, 2022 and 2021 consisted of the following:

	As of March 31,
	2022	2021

Loan receivable - RH Holdings Management (HK) Limited	$1,500,000	$1,500,000
Accrued interest	81,000	81,000
Total	$1,581,000	$1,581,000

Short-term loan of $1.5 million at 5.4% annual interest rate was made to RH Holdings Management (HK) Limited from June 1, 2019, to May 31, 2020. The loan receivable from RH Holdings Management (HK) Limited is overdue and management expected to fully collect the balance of the loan and accrued interest of $1,581,000 before September 30, 2022.

NOTE 6 – DEFERRED COST

As of March 31, 2022 and 2021, deferred cost of $0 and $547,807, respectively, represented the financing costs the Company paid to third-parties for financing activity. The Company expensed the deferred cost for the year ended March 31, 2022 in general and administrative expenses as the financing activity was terminated and management believed the balance of deferred cost was not collectible.

NOTE 7 – PREPAYMENTS, RECEIVABLES AND OTHER ASSETS

Prepayments, receivables and other assets consisted of the following as of March 31, 2022 and 2021:

	As of March 31,
	2022	2021

Staff IOU	$-	$2,197,130
Receivable from a third-party company	575,773	572,362
Others	288,936	180,370
Total prepayments, receivables and other assets	864,709	2,949,862
Less: allowance for doubtful accounts	-	(1,090,759)
Prepayments, receivables and other assets, net	$864,709	$1,859,103

The Staff IOU is a short-term petty cash which should be paid off within one year. For the years ended March 31, 2022, the Company write off allowance for doubtful accounts for Staff IOU balances of $1,090,759. For the years ended March 31, 2021, the Company record bad debt expense for Staff IOU balances which were over one year of $1,090,759.

In June 2019, Taizhou Suxuantang entered into a limited partnership agreement with Huangshan Panjie Investment Management Co., Ltd. (the “Fund” or “Huangshan Panjie”). The company is committed to contribute $7 million (RMB50 million) into the Fund in two installments, with one installment of $3.5 million (RMB 25 million) made on June 14, 2019, and the second installment of $3.5 million (RMB 25 million) to be made no later than October 31, 2019. In June 2020, the Company agreed with the Fund, the GP and other limited partners to withdraw the installment of $3.5 million (RMB 25 million) made on June 14, 2019. For the year ended March 31, 2022 and 2021, the company received payment of $15,581 (RMB 100,000) and $3.1 million (RMB 21.25 million) and expected to receive the rest investment balance and interest before September 30, 2022 based on the agreement reached with Huangshan Panjie.

NOTE 8 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following as of March 31, 2022 and 2021:

	As of March 31,
	2022	2021

Machinery	$819,807	$750,333
Vehicles	203,917	197,304
Electric equipment	164,066	158,745
Office equipment	83,546	80,836
Leasehold improvement	1,777,820	1,703,356
Total property plant and equipment, at cost	3,049,156	2,890,574
Less: accumulated depreciation	(1,821,345)	(1,457,095)
Total property, plant and equipment, net	$1,227,811	$1,433,479

Depreciation expense were $311,539 and $337,402 for year ended March 31, 2022 and 2021, respectively.

NOTE 9 – INTANGIBLE ASSETS, NET

Intangible assets consisted of the following as of March 31, 2022 and 2021:

	As of March 31,
	2022	2021

Trademark	$48,010	$46,453
Software	37,718	36,495
Total intangible assets, at cost	85,728	82,948
Less: accumulated amortization	(46,966)	(37,148)
Total intangible assets, net	$38,762	$45,800

Amortization expense were $8,468 and $8,012 for year ended March 31, 2022 and 2021, respectively.

NOTE 10 – CONSTRUCTION IN PROCESS

Construction in process consist of the following the following as of March 31, 2022 and 2021:

	March 31, 2022	March 31, 2021

Factory	$183,078	$175,614
Retail outlet	180,000	180,000
	$363,078	$355,614

NOTE 11 – LONG-TERM DEPOSIT

Long-term deposit consisted of cash deposit of RMB 60 million the Company paid to one entity which the Company is seeking to acquire certain percentage of ownership (“Target Company”). The deposit was used as acquisition deposit required by the Target Company in order to execute their respective acquisition memorandum which details the acquisition and valuation methods but is not legally binding. The fund pledged to the Target Company has no definite term, however the Company anticipates the detailed acquisition proposals will be presented to the Board of Directors and shareholders of the Company for voting within one year. In the case that the acquisition was approved by both parties, the deposit would be used as initial payment and offset the total cash consideration of the deal. If the acquisition failed to be approved, the Target Company is obligated to return the deposit to the Company. As of March 31, 2022, the acquisition was not approved or disapproved as the acquisition was still in the process of undergoing legal and financial due diligence.

NOTE 12 – BANK LOANS

Bank loans consisted of the following as of March 31, 2022 and 2021:

	As of March 31,
	2022	2021

Car loans – current portion	$11,404	$37,122

	As of March 31,
	2022	2021

Car loans – non-current portion	$-	$6,292

Two car loans of $76,315 at 12% annual interest rate and $51,894 at 9.5% annual interest rate were valid from October 1, 2018 to September 30, 2021 and from July 1, 2019 to June 30, 2022, respectively. Both cars were pledged as collateral for loans until full settlement and one was released from collateral upon settlement in September 2021.

NOTE 13 – CONVERTIBLE NOTE

On March 16, 2022, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with an institutional investor (“Investor”) pursuant to which the Company issued an unsecured convertible promissory note with a 12-months maturity (the “2022 Convertible Note”) to Investor. The 2022 Convertible Note has the original principal amount of $2,804,848 including the original issue discount of $168,291 and Investor’s legal and other transaction costs of $20,000. The Company anticipates using the proceeds for general working capital purposes.

Material Terms of the Convertible Note:

●	Interest accrues on the outstanding balance of the Note at 6% per annum from the Purchase Price Date until the same is paid in full. All interest calculations hereunder shall be computed on the basis of a 360-day year comprised of twelve (12) thirty (30) day months, shall compound daily and shall be payable in accordance with the terms of this Note.

●	Upon the occurrence of a Trigger Event, Investor may increase the outstanding balance payable under the Note by 12% or 5%, depending on the nature of such event. If the Company files to cure the Trigger Event within the required five trading days, the Triger Event will automatically become an event of default and interest will accrue at the lesser of 22% per annum or the maximum rate permitted by applicable law.

●	Subject to adjustment as set forth in this Note, the price at which Lender has the right to convert all or any portion of the Outstanding Balance into Ordinary Shares is $0.30 per share (the “Lender Conversion Price”).

●

Lender has the right at any time after the date that is six (6) months from the Purchase Price Date until the Outstanding Balance has been paid in full, at its election, to convert (“Conversion”) all or any portion of the Outstanding Balance into fully paid and non-assessable Ordinary Shares, par value $0.0001 (the “Ordinary Shares”), of Borrower (“Conversion Shares”) as per the following conversion formula: the number of Conversion Shares equals the amount being converted (the “Conversion Amount”) divided by the Conversion Price; provided, however, that in the event the Floor Price is higher than the Conversion Price, Borrower may, subject to applicable Nasdaq listing rules, either agree to lower the Floor Price (as defined below) to be equal to the applicable Conversion Price or satisfy the Conversion in cash.

In accounting for the issuance of the 2022 Convertible Note, the Company separated the 2022 Convertible Note into liability and equity components. The carrying amount of the equity component representing the conversion option was $418,410. Equity component was determined by deducting the fair value of the liability component from the par value of the 2022 Convertible Note. Equity component is not remeasured as long as it continues to meet the conditions for equity classification. The excess of the principal amount of the liability component over its carrying amount (“debt discount”) is amortized to interest expense over the term of the 2022 Convertible Note.

Debt issuance costs related to the 2022 Convertible Note comprised of commissions paid to third party placement agent, lawyers, and warrants value of $448,291. The Company allocated the total amount incurred to the liability and equity components of the 2022 Convertible Note based on their relative values. Issuance costs attributable to the liability component were $381,418 and will be amortized to interest expense using the effective interest method over the contractual term. Issuance costs attributable to the equity component were $66,873 and netted with the equity component in stockholders’ equity of $418,410.

NOTE 13 – CONVERTIBLE NOTE (CONTINUED)

Material Terms of the Convertible Note: (continued)

Net carrying amount of the liability component Convertible Note dated as of March 31, 2022 was as follows:

	Principal outstanding	Unamortized issuance cost	Net carrying value

Convertible Note - short-term	$2,804,848	(769,901)	$2,034,947

Net carrying amount of the equity component of the Convertible Note as of March 31, 2022 was as follows:

	Amount allocated to conversion option	Issuance cost	Equity component, net

Convertible Note – equity portion	$418,410	(66,873)	$351,537

Amortization of issuance cost, debt discount and interest cost for the year ended March 31, 2022 were as follows:

	Issuance costs and debt discount	Convertible note interest	Total

Convertible Note	$29,926	$7,020	$36,946

The effective interest rate to derive the liability component fair value is 24.8% for the Convertible Note.

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

The estimated cost of inventory for product returns of $37,030 and $76,429, respectively, were recorded in Inventory on the Consolidated Balance Sheets as of March 31, 2022 and 2021.

NOTE 15 – ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following as of March 31, 2022 and 2021:

	As of March 31,
	2022	2021

Accrued payroll and welfare	$519,241	$463,232
Other payable for leasehold improvements	1,520,202	1,532,075
Accrued professional service expenses	327,733	231,992
Other current liabilities	1,162,310	819,677
Total	$3,529,486	$3,046,976

As of March 31, 2022 and 2021, the balances of other current liabilities $1,162,310 and $819,677, respectively, represented amounts due to suppliers for operating expenses and to staff who paid for operating expenses on behalf of the Company.

NOTE 16 – SHAREHOLDERS’ EQUITY

Ordinary shares

The Company is authorized to issue unlimited shares of $0.001 par value common stock. On July 4, 2017 and October 20, 2017, the Company issued common stocks of an aggregate of 20,000,000 shares of $0.001 par value (250,000 shares of $0.08 par value retrospectively restated for effect of reverse stock split on February 22, 2021 and May 17, 2022) to thirteen shareholder, three among whom together hold 100% shares of Suxuantang and over 50% shares of SXT. In connection with Restructuring, all shares and per share amounts have been retroactively restated as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying condensed consolidated financial statements.

On December 31, 2018, the Company completed the closing of its initial public offering of 2,506,300 ordinary shares at a public offering price of $4.00 per ordinary share (31,329 ordinary shares at a price of $320.00 per ordinary share retrospectively restated for effect of reverse stock split on February 22, 2021 and May 17, 2022). On January 3, 2019, the Company sold an additional 39,975 ordinary shares at the public offering price of $4.00 per share (500 ordinary shares at a price of $320.00 per ordinary share retrospectively restated for effect of reverse stock split on February 22, 2021 and May 17, 2022) in a second closing. The total gross proceeds from the initial public offering were approximately $10.2 million before underwriting commissions and offering expenses.

On January 10, 2019, the Underwriter exercise the warrants in connection with the initial public offering and 160,426 shares (2,005 ordinary shares retrospectively restated for effect of reverse stock split on February 22, 2021 and May 17, 2022) were newly issued.

For the year ended March 31, 2020, 11,961,006 ordinary shares (149,512 ordinary shares retrospectively restated for effect of reverse stock split on February 22, 2021 and May 17, 2022) were issued with a fair value of $6,425,657 for convertible notes principal and interest partial settlement.

For the year ended March 31, 2021, 27,389,877 ordinary shares (342,374 ordinary shares retrospectively restated for effect of reverse stock split on February 22, 2021 and May 17, 2022) were issued with a fair value of $7,680,791 for convertible notes principal and interest partial settlement.

Warrant

In connection with the certain convertible notes issued on May 2, 2019, the Company issued a warrant on January 18, 2021 to Mr. Jian Ke for purchase of 1,000,000 ordinary shares (12,500 ordinary shares retrospectively restated for effect of reverse stock split on February 22, 2021 and May 17, 2022) (the “warrants”). The warrants carry a term of four years and shall be exercisable at $0.3843 per share ($30.744 per share retrospectively restated for effect of reverse stock split on February 22, 2021 and May 17, 2022). Management determined that the warrants are equity instruments because the warrants are both a) indexed to its own stock; and b) classified in stockholders' equity. The warrants were recorded at their fair value on the date of grant as a component of stockholders’ equity. As of March 31, 2022, the total number of warrants outstanding was 250,000 (12,500 retrospectively restated for effect of reverse stock split on February 22, 2021 and May 17, 2022) with weighted average remaining life of 4 years.

The fair value of this Warrants was $509,000. The fair value has been estimated using the Black Scholes pricing model with the following weighted-average assumptions: risk free rate of 0.33%; expected term of 4 years; exercise price of the warrants of $1.5372; volatility of 131.84%; and expected future dividends of nil.

2021 Reverse stock split

On January 23, 2021, the Company's board of directors approved to effect a one-for-four reverse stock split of its ordinary shares (the “2021 Reverse Stock Split”) with the market effective on February 22, 2021, such that the number of the Company's authorized preferred and ordinary shares is unchanged, which will remain as unlimited, and the par value of each ordinary share is increased from US$0.001 to US$0.004. As a result of the 2021 Reverse Stock Split, each four pre-split ordinary shares outstanding were automatically combined and converted to one issued and outstanding ordinary share without any action on the part of the shareholder. No fractional ordinary shares were issued to any shareholders in connection with the 2021 reverse stock split. Each shareholder was entitled to receive one ordinary share in lieu of the fractional share that would have resulted from the reverse stock split. As of February 21, 2021 (immediately prior to the effective date), there were 62,057,584 ordinary shares outstanding, and the number of ordinary shares outstanding after the 2021 Reverse Stock Split is 15,525,094, taking into account of the effect of rounding fractional shares into whole shares (776,255 shares retrospectively restated for effect of reverse stock split on May 17, 2022). In addition, all options and any other securities of the Company outstanding immediately prior to the 2021 Reverse Stock Split (to the extent they don’t provide otherwise) will be appropriately adjusted by dividing the number of ordinary shares into which the options and other securities are exercisable by 4 and multiplying the exercise price thereof by 4, as a result of the 2021 Reverse Stock Split.

NOTE 16 – SHAREHOLDERS’ EQUITY (CONTINUED)

Ordinary shares - continued

2021 Equity incentive plan

In September 2021, the Company adopted a share incentive plan (the “2021 Equity Incentive Plan”), which provides for the granting of share incentives, including incentive share options (“ISOs”), restricted shares and any other form of award pursuant to the Equity Incentive Plan, to members of the board, and employees of the Company. The Company reserved 2,325,000 ordinary shares (116,250 shares retrospectively restated for effect of reverse stock split on May 17, 2022) for the 2021 Equity Incentive Plan. The vesting schedule, time and condition to exercise options is determined by the Company’s compensation committee. The term of the options may not exceed ten years from the date of the grant.

Under the 2021 Equity Incentive Plan, the exercise price of an option may be amended or adjusted at the discretion of the compensation committee, the determination of which would be final, binding and conclusive. If the Company grants an ISO to an employee who, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of the Company’s share capital, the exercise price cannot be less than 110% of the fair market value of the Company’s ordinary shares on the date of that grant.

Pursuant to the 2021 Equity Incentive Plan, the Company issued 2,325,000 ordinary shares (116,250 shares retrospectively restated for effect of reverse stock split on May 17, 2022) to its management. The fair value of shares issued pursuant to the 2021 Equity Incentive Plan of $2,334,397 (deducted by legal expenses of $30,000) had been determined using the average share price for the dates of issuance ($0.9911 per ordinary share, $19.8228 per ordinary share retrospectively restated for effect of reverse stock split on May 17, 2022).

The 2022 Public Offering

On January 18, 2022, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Aegis Capital Corp. (the “Underwriter”), pursuant to which the Company agreed to sell to the Underwriter, in a firm commitment public offering (the “Offering”) (i) 8,285,260 ordinary shares (the “Firm Shares”) of the Company, par value $0.004 per share, for a public offering price of $0.18 per share, (ii) 11,521,500 pre-funded warrants (the “Pre-funded Warrants”) to purchase 11,521,500 shares (the “Warrant Shares”), for a public offering price of $0.17 per Pre-funded Warrant to those purchasers whose purchase of ordinary shares in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the holder, 9.99%) of the Company’s outstanding ordinary shares immediately following the consummation of this Offering (the “2022 Public Offering”). The Company also granted the Underwriter an over-allotment option to purchase up to 2,971,014 ordinary shares (the “Option Shares”, together with Firm Shares, the “Shares”).

The Pre-funded Warrants have an exercise price of $0.01 per share. The Pre-funded Warrants were issued in registered form under a warrant agent agreement (the “Warrant Agent Agreement”) between the Company and TranShare Corporation as the warrant agent. The Underwriter exercised its over-allotment in full for purchase of all the Option Shares. The Company expects to receive approximately $3,984,784 in gross proceeds from this Offering, assuming no Pre-funded Warrants are exercised, before deducting underwriting discounts and other related offering expenses. As of February 8, 2022, the investors have exercised all the Pre-funded Warrants to purchase 11,521,500 ordinary shares.

Pursuant to the 2022 Public Offering, the Company issued 22,777,774 ordinary shares at price of $0.18 per share (1,138,889 ordinary shares at price of $3.6 per share retrospectively restated for effect of reverse stock split on May 17, 2022) to the investors. The total gross proceeds from the 2022 Public Offering were approximately $4.1 million before underwriting commissions and offering expenses. The total net proceeds from the 2022 Public Offering were approximately $3.1 million after underwriting commissions and offering expenses.

NOTE 17 – INCOME TAXES

(a)	Corporate Income Taxes

Under the current laws of the British Virgin Islands (“BVI”), the Company is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no BVI withholding tax is imposed. The Company’s subsidiaries incorporated in Hong Kong were subject to the Hong Kong profits tax rate at 16.5% for the year ended March 31, 2022, 2021 and 2020The Company’s subsidiaries and VIE incorporated in China were subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. The EIT rate for companies operating in the PRC is 25% for the year ended March 31, 2022, 2021 and 2020, except for Taizhou Suxuantang where the applicable income tax rate is 15% for the year ended March 31, 2022, 2021 and 2020 since it was qualified as a high-technology company from January 1, 2018 to December 31, 2020. In addition, the Company is allowed to deduct additional 100% of its research and development expenses against its pre-tax income as a high-technology company.

For the year ended March 31, 2022, 2021 and 2020, income tax expenses consisted of the following:

	For the years ended March 31,
	2022	2021	2020

Current income tax provision	$-	$-	$-
Deferred income tax provision	328,146	(192,683)	(101,722)
Total income tax expense (benefit)	328,146	$(192,683)	$(101,722)

The following is a reconciliation of the Company’s total income tax expense to the amount computed by applying the PRC statutory income tax rate of 15% to its income from operations before income taxes for the year ended March 31, 2022, 2021 and 2020.

	For the years ended March 31,
	2022	2021	2020

Income (Loss) before income taxes	(5,407,949)	$(2,940,866)	$(10,389,594)
Income tax expense at the PRC statutory rate	(811,192)	(441,130)	(1,558,439)
Non-deductible expenses	178,293	278,437	51,884
Deductible research and development expenses	(53,415)	(41,120)	(39,787)
Deferred tax provision	(197,693)	(192,683)	(101,722)
Deferred tax allowance	525,839	-	-
Effect of income tax rate differences in jurisdictions other than the PRC	686,314	203,813	1,546,342
Total income tax expense (benefit)	328,146	$(192,683)	$(101,722)

(b)	Deferred Tax Assets

Deferred income tax was measured using the enacted income tax rates for the periods in which they are expected to be reversed. Significant components of the Company’s deferred income tax assets and liabilities consist of follows:

	As of March 31,
	2022	2021

Tax loss carry forward	$392,108	$100,095
Allowance for doubtful account - prepayments, receivables and other current assets	-	163,613
Allowance for doubtful account - accounts receivable	114,449	40,604
Impairment provision for inventory	25,811	17,132
Allowance for deferred tax assets	(532,368)
Total	$-	$321,444

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. For the year ended March 31, 2022, 2021 and 2020 the Company had no unrecognized tax benefits.

The Company does not anticipate any significant increase to its asset for unrecognized tax benefit within the next 12 months. The Company will classify interest and penalties related to income tax matters, if any, in income tax expense.

NOTE 18 – RELATED PARTY TRANSACTIONS

Nature of relationships with related parties

Name of related parties	Relationship with the Company

Feng Zhou	Major shareholder of the Company, Chief Executive Officer
Jianping Zhou	Father of major shareholders of the Company and two of Taizhou Suxuantang shareholders, controlling shareholder of Taizhou Suxuantang from its inception to May 8, 2017
Xiaodong Pan	Chief Financial Officer
Taizhou Jiutian Pharmaceutical Co. Ltd.	An entity controlled by Jianping Zhou
Jiangsu Health Pharmaceutical Investment Co., Ltd.	An entity controlled by Jianping Zhou
Taizhou Su Xuan Tang Chinese Medicine Clinic	An entity controlled by Jianping Zhou
Taizhou Su Xuan Tang Chinese hospital Co., Ltd.	An entity controlled by Jianping Zhou
Jiangsu Sutaitang Online Commercial Co., Ltd.	An entity controlled by Xiaodong Ji, Independent Director of the Company.

Related party balances

The amounts due to related parties as of March 31, 2022 and 2021 were as follows:

	As of March 31,
	2022	2021

Jiangsu Health Pharmaceutical Investment Co., Ltd.	$5,529,274	$10,351,338
Jianping Zhou	2,030,035	1,797,123
Jiangsu Sutaitang Online Commercial Co., Ltd.	769,611	-
Feng Zhou	276,683	-
Xiaodong Pan	90,099	-
Total	$8,695,702	$12,148,461

Related party transactions

For the years ended March 31, 2022, 2021 and 2020, the Company generated revenues of $138,275, $731,669 and $251,749, respectively, from sales transactions with Taizhou Jiutian Pharmaceutical Co. Ltd.

For the year ended March 31, 2022, 2021 and 2020, the Company generated revenues of $19,246, $84,848 and $60,639, respectively, from sales transactions with Taizhou Su Xuan Tang Chinese Hospital Co. Ltd.

For the years ended March 31, 2022, 2021 and 2020, the Company generated revenue of $16,658, $68,473 and $18,042, respectively, from sales transactions with Taizhou Su Xuan Tang Chinese Medicine Clinic.

For the year ended March 31, 2022, the Company borrowed $1,122,458 from Jiangsu Sutaitang Online Commercial Co., Ltd, Feng Zhou and Xiaodong Pan, and repaid $4,935,926 to Jiangsu Health Pharmaceutical Investment Co., Ltd. and Jianpiang Zhou. For the year ended March 31, 2021, the Company borrowed $12,148,461 from Jianping Zhou and Jiangsu Health Pharmaceutical Investment Co., Ltd., which was non-interest bearing and repaid on demand. For the year ended March 31, 2020, the Company repaid $3,180,171 to Feng Zhou, Jiangsu Health Pharmaceutical Investment Co., Ltd. and Jianbin Zhou.

Guarantee

For the year ended March 31, 2022, Taizhou Suxuantang signed several financial guarantee agreements for its related parties. Details of the financial guarantee agreements, please refer to Note 19.

NOTE 19 – GUARANTEE

On April 12, 2021, Taizhou Suxuantang signed a financial guarantee agreement with Jiangsu Changjiang Commercial Bank for Taizhou Jiutian Pharmaceutical Co. Ltd. in borrowing of $441,689 (equivalent of RMB 2,800,000) for three-year period. On May 31, 2021, Taizhou Suxuantang signed a financial guarantee agreement with Bank of Nanjing for Taizhou Jiutian Pharmaceutical Co. Ltd. in borrowing of $536,337 (equivalent of RMB 3,400,000) for a one-year period. Taizhou Suxuantang is obliged to pay on behalf the related party the principal, interest, penalty and other expenses if Taizhou Jiutian Pharmaceutical Co. Ltd. defaults in payment. The Company did not charge financial guarantee fees over Taizhou Jiutian Pharmaceutical Co. Ltd.

NOTE 19 – GUARANTEE (CONTINUED)

On October 28, 2013, Taizhou Suxuantang signed a financial guarantee agreement with Fenlan Xu for Jianping Zhou in borrowing of $914,928 (equivalent of RMB 5,800,000) for an unlimited period. Taizhou Suxuantang and Taizhou Jiutian Pharmaceutical Co. Ltd. are obliged to pay on behalf the related party the principal, interest from January 1, 2021 to the actual date of payment, penalty and other expenses if Jianping Zhou defaults in payment. The Company did not charge financial guarantee fees over Jianping Zhou.

The Company has not made any payment under the above guarantee agreements for the year ended March 31, 2022.

NOTE 20 – COMMITMENT

The following table sets forth the Company’s operating lease commitment as of March 31, 2022:

Office Rental	For the year ended March 31,
2023	$78,936
2024	78,936
2025	78,936
2026	78,936
2027	78,936
Thereafter	59,202
Total	$453,882

From time to time, the Company is involved in various legal proceedings, claims and other disputes arising from commercial operations, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Company can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on our consolidated financial position or results of operations or liquidity. As of March 31, 2022 and 2021, the Company had no pending legal proceedings.

NOTE 21 – SUBSEQUENT EVENTS

2022 Equity incentive plan

In September 2021, the Company adopted a share incentive plan (the “2022 Equity Incentive Plan”), which provides for the granting of share incentives, including incentive share options (“ISOs”), restricted shares and any other form of award pursuant to the Equity Incentive Plan, to members of the board, and employees of the Company. The vesting schedule, time and condition to exercise options is determined by the Company’s compensation committee. The term of the options may not exceed ten years from the date of the grant.

Under the 2022 Equity Incentive Plan, the exercise price of an option may be amended or adjusted at the discretion of the compensation committee, the determination of which would be final, binding and conclusive. If the Company grants an ISO to an employee who, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of the Company’s share capital, the exercise price cannot be less than 110% of the fair market value of the Company’s ordinary shares on the date of that grant.

Pursuant to the 2022 Equity Incentive Plan, the Company issued 6,094,180 ordinary shares (304,709 shares retrospectively restated for effect of reverse stock split on May 17, 2022) to its management on May 16, 2022.

2022 Reverse stock split

On May 10, 2022, the Company's board of directors approved to effect a one-for-twenty reverse stock split of its ordinary shares (the “2022 Reverse Stock Split”) with the market effective on May 17, 2022, such that the number of the Company's authorized preferred and ordinary shares is unchanged, which will remain as unlimited, and the par value of each ordinary share is increased from US$0.004 to US$0.08. As a result of the 2022 Reverse Stock Split, each twenty pre-split ordinary shares outstanding were automatically combined and converted to one issued and outstanding ordinary share without any action on the part of the shareholder. No fractional ordinary shares were issued to any shareholders in connection with the 2022 reverse stock split. Each shareholder was entitled to receive one ordinary share in lieu of the fractional share that would have resulted from the reverse stock split. As of May 16, 2022 (immediately prior to the effective date), there were 46,722,048 ordinary shares outstanding, and the number of ordinary shares outstanding after the 2022 Reverse Stock Split is 2,336,119, taking into account of the effect of rounding fractional shares into whole shares. In addition, all shares, options and any other securities of the Company outstanding immediately prior to the 2022 Reverse Stock Split was retroactively applied by dividing the number of ordinary shares into which the options and other securities are exercisable by 20 and multiplying the exercise price thereof by 20, as a result of the 2022 Reverse Stock Split.

The Company evaluated all events and transactions that occurred after March 31, 2022 up through the date the Company issued these financial statements on July 15, 2022 and concluded that no other material subsequent events except for the disclosed above.