Form 20-F/A
period 2022-03-31
China SXT Pharmaceuticals, Inc.
filed 2023-05-19
CIK 1723980

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO.1

TO

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Yes ☐   No ☒

Explanatory Note

This Amendment (this “Amendment”) to the annual report on Form 20-F (File No.001-38773), initially filed on July 18, 2022 (the “Original Filing”), is being filed to update disclosure as per comments the Company received from the Securities and Exchange Commission.

As a material change, we also updated the Material Contracts section to reflect the material contracts the Company entered into, as previously disclosed in our Current Reports on Form 6-K filed after the Original Filing.

Other than as expressly set forth above and herein, this Amendment does not, and does not purport to, amend, update or restate any other items or disclosures contained in the Original Filing and does not reflect events occurring after the date of the Original Filing.

CHINA SXT PHARMACEUTICALS, INC.

FORM 20-F ANNUAL REPORT

i

PART I

CERTAIN INFORMATION

In this amendment to the annual report on Form 20-F, unless otherwise indicated, “we,” “us,” “our company” and “our” refer to China SXT Pharmaceuticals, Inc. and its consolidated subsidiaries and the VIE; we conduct operations in China through our subsidiaries and the VIE. “China SXT” or “the Company” refers to China SXT Pharmaceuticals, Inc., a company organized in the British Virgin Islands. “SXT HK” refers to China SXT Group Limited, a Hong Kong Corporation. “WFOE” refers to Taizhou Suxuantang Biotechnology Co. Ltd., a limited liability company organized under the laws of the PRC. “Taizhou Suxuantang” or “the VIE” refers to Jiangsu Suxuantang Pharmaceutical Co., Ltd., a limited liability company organized under the laws of the PRC.

We are a holding company incorporated in the British Virgin Islands and not a Chinese operating company. As a holding company with no material operations of our own, we conduct our operations through our subsidiaries in China and the VIE in China. For accounting purposes, we are deemed as the primary beneficiary of the VIE pursuant to the certain contractual arrangements (the “VIE Agreements”), and can consolidate the financial results of the VIE in our consolidated financial statements under generally accepted accounting principles in the U.S. (“U.S. GAAP”), and the structure involves unique risks to investors. Our shareholders hold equity interest in China SXT, the offshore holding company in the British Virgin Islands, instead of equity interest in our subsidiaries or the VIE in China, The VIE structure provides contractual exposure to foreign investment in China-based companies. Chinese law, however, does not prohibit direct foreign investment in the VIE. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC.”

Because we do not directly hold equity interests in the VIE, we are subject to risks and uncertainties of the interpretations and applications of PRC laws and regulations, including but not limited to, regulatory review of overseas listing of PRC companies through special purpose vehicles and the validity and enforcement of the VIE Agreements. We are also subject to the risks and uncertainties about any future actions of the PRC government in this regard that could disallow the VIE structure, which would likely result in a material change in our operations, and the value of our Ordinary Shares may depreciate significantly or become worthless. The VIE Agreements have not been tested in a court of law in China as of the date of this amendment to the annual report. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC.”

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

Summary of Risk Factors

Risks Related to Our Business

Risks and uncertainties related to our business include, but are not limited to, the following:

●	We face risks related to nature disasters (whether or not caused by climate change), unusually adverse weather conditions, pandemic outbreaks, in particular, the current coronavirus pandemic, terrorist acts and global political events, all of which could result in adverse effects to our business and financial performance. See more detailed discussion of this risk factor on page 5 of this annual report.

●	Our significant business lines have a limited operating history, which makes it difficult to evaluate our future prospects and results of operations. See more detailed discussion of this risk factor on page 6 of this annual report.

●	Our dependence on a small number of customers could adversely affect our business or results of operations. See more detailed discussion of this risk factor on page 7 of this annual report.

●	Our business requires a number of permits and licenses in order to carry on their business. See more detailed discussion of this risk factor on page 9 of this annual report.

●	Any disruption in the supply chain of raw materials and our products could adversely impact our ability to produce and deliver products. See more detailed discussion of this risk factor on page 8 of this annual report.

●	Price control regulations in the PRC may decrease our profitability. See more detailed discussion of this risk factor on page 9 of this annual report.

Risks Related to Our Corporate Structure

We are also subject to risks and uncertainties related to our corporate structure, including, but are not limited to, the following:

●	We do not have direct ownership of our operating entities in China and rely on VIE Agreements with the VIE for our business operations, which may not be as effective in providing operational control or enabling us to derive benefits as through ownership of controlling equity interests. See more detailed discussion of this risk factor on page 10 of this annual report.

●	Contractual arrangements in relation to our variable interest entity may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC variable interest entity owe additional taxes, which could negatively affect our results of operations and the value of your investment. See more detailed discussion of this risk factor on page 11 of this annual report.

●	The approval of the China Securities Regulatory Commission and other compliance procedures may be required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval. As a result, both you and us face uncertainty about future actions by the PRC government that could significantly affect our financial performance and the enforceability of the VIE Agreements. See more detailed discussion of this risk factor on page 12 of this annual report.

●	PRC laws and regulations governing our current business operations are sometimes vague and uncertain. See more detailed discussion of this risk factor on page 13 of this annual report.

●	Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure and business operations.

●	We have not received or been denied any permission from the PRC authorities to list on U.S. stock exchanges. However, we face uncertainty about future actions by the PRC government that could significantly affect the operating company’s financial performance and the enforceability of the VIE Agreements. See more detailed discussion of this risk factor on page 12 of this annual report.

●	Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations. See more detailed discussion of this risk factor on page 14 of this annual report.

Risks Related to Doing Business in China

We face risks and uncertainties relating to doing business in the PRC in general, including, but not limited to, the following:

●	Although the audit report included in this annual report is prepared by an auditor who are currently inspected by the Public Company Accounting Oversight Board (the “PCAOB”), there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities. Furthermore, on December 29, 2022, the Consolidated Appropriations Act, was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to AHFCAA, which reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. See more detailed discussion of this risk factor on page 18 of this annual report.

●	The PRC government has significant authority to intervene or influence the China operations of an offshore holding company, such as ours, at any time. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. If the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers and we were to be subject to such oversight and control, it may result in a material adverse change to our business operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the ordinary shares to significantly decline in value or become worthless. See more detailed discussion of this risk factor on page 20 of this annual report.

●	The uncertainties with respect to the Chinese legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China with little advance notice could adversely affect us and limit the legal protections available to you and us. See more detailed discussion of this risk factor on page 22 of this annual report.

●	We may have difficulty in enforcing any rights we may have under the VIE Agreements in PRC. See more detailed discussion of this risk factor on page 23 of this annual report.

●	It may be difficult for overseas shareholders and/or regulators to conduct investigation or collect evidence within China. See more detailed discussion of this risk factor on page 23 of this annual report.

●	We face exposure to foreign currency exchange rate fluctuations. See more detailed discussion of this risk factor on page 25 of this annual report.

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

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities, which was available to the public on July 6, 2021. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As of the date of this amendment to the annual report, we have not received or been denied of any permission from the PRC authorities to list on U.S. stock exchanges.  As these opinions were recently issued, official guidance and interpretation of the opinions remain unclear in several respects at this time. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all. We face uncertainty about future actions by the PRC government that could significantly affect the operating company’s financial performance and the enforceability of the VIE Agreements.

Furthermore, on February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), which will take effect on March 31, 2023. The Trial Measures clarified and emphasized several aspects, which include but are not limited to: (1) comprehensive determination of the “indirect overseas offering and listing by PRC domestic companies” in compliance with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Measures if the following criteria are met at the same time: a) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by PRC domestic companies, and b) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China; (2) exemptions from immediate filing requirements for issuers that a) have already been listed or registered but not yet listed in foreign securities markets, including U.S. markets, prior to the effective date of the Trial Measures, and b) are not required to re-perform the regulatory procedures with the relevant overseas regulatory authority or the overseas stock exchange, c) whose such overseas securities offering or listing shall be completed before September 30, 2023, provided however that such issuers shall carry out filing procedures as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC; (3) a negative list of types of issuers banned from listing or offering overseas, such as (a) issuers whose listing or offering overseas have been recognized by the State Council of the PRC as possible threats to national security, (b) issuers whose affiliates have been recently convicted of bribery and corruption, (c) issuers under ongoing criminal investigations, and (d) issuers under major disputes regarding equity ownership; (4) issuers’ compliance with web security, data security, and other national security laws and regulations; (5) issuers’ filing and reporting obligations, such as obligation to file with the CSRC after it submits an application for initial public offering to overseas regulators, and obligation after offering or listing overseas to report to the CSRC material events including change of control or voluntary or forced delisting of the issuer; and (6) the CSRC’s authority to fine both issuers and their shareholders between 1 and 10 million RMB for failure to comply with the Trial Measures, including failure to comply with filing obligations or committing fraud and misrepresentation.

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

Risks Related to Doing Business in China

Although the audit report included in this annual report is prepared by an auditor who are currently inspected by the Public Company Accounting Oversight Board (the “PCAOB”), there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities. Furthermore, on December 29, 2022, the Consolidated Appropriations Act, was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to AHFCAA, which reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

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

Under the HFCA Act, our securities may be prohibited from trading on Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“HFCAA”), which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the PRC, and (2) Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. On December 29, 2022, the Consolidated Appropriations Act, was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to AHFCAA, which reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. Our auditor, ZH CPA, LLC, is headquartered in Denver, Colorado, not mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination. Therefore, our auditor is not currently subject to the determinations announced by the PCAOB on December 16, 2021, and it is currently subject to the PCAOB inspections.

While our auditor is based in the U.S. and is registered with the PCAOB and has been inspected by the PCAOB on a regular basis, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the our securities to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist our securities. In addition, the recent developments would add uncertainties to the listing and trading of our Ordinary Shares and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. It remains unclear what the SEC’s implementation process related to the above rules will entail or what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange (including a national securities exchange or over-the-counter stock market). In addition, the above amendments and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our Ordinary Shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time.

On August 26, 2022, the PCAOB signed a Statement of Protocol (the “SOP”) Agreements with the CSRC and China’s Ministry of Finance. The SOP Agreement, together with two protocol agreements (collectively, “SOP Agreements”), governs inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Delisting of our Ordinary Shares would force holders of our Ordinary Shares to sell their Ordinary Shares. The market price of our Ordinary Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions upon, as well as negative investor sentiment towards, companies with significant operations in China that are listed in the United States, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

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

Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering.

On December 28, 2021, the Cyberspace Administration of China, or the “CAC”, together with 12 other governmental departments of the PRC, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures provides that, in addition to critical information infrastructure operators (“CIIOs”) that intend to purchase Internet products and services, data processing operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures further requires that CIIOs and data processing operators that possess personal data of at least one million users must apply for a review by the Cybersecurity Review Office of the PRC before conducting listings in foreign countries.

On November 14, 2021, the CAC published the Security Administration Draft, which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. According to the Security Administration Draft, data processing operators who possess personal data of at least one million users or collect data that affects or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. The deadline for public comments on the Security Administration Draft was December 13, 2021.

As of the date of this amendment to the annual report, we have not received any notice from any authorities identifying our WFOE or the VIE as CIIOs or requiring us to go through cybersecurity review or network data security review by the CAC. As the Cybersecurity Review Measures became effective and if the Security Administration Draft is enacted as proposed, we believe that the operations of our WFOE and the VIE and our listing will not be affected and that we are not subject to cybersecurity review and network data security review by the CAC, given that: (i) as companies that focuses on the research, development, manufacture, marketing and sales of TCMP, our WFOE and the VIE are unlikely to be classified as CIIOs by the PRC regulatory agencies; (ii) our WFOE and the VIE do not possess personal data of more than one million individual customers in the business operations as of the date of this amendment to the annual report; and (iii) since our WFOE and the VIE are in the TCMP industry, data processed in our business is unlikely to have a bearing on national security and therefore is unlikely to be classified as core or important data by the authorities. There remains uncertainty, however, as to how the Cybersecurity Review Measures and the Security Administration Draft will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Security Administration Draft. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot guarantee, however, that we will not be subject to cybersecurity review and network data security review in the future. During such reviews, we may be required to suspend our operation or experience other disruptions to our operations. Cybersecurity review and network data security review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial conditions, and results of operations.

The Opinions, the Trial Measures, and the revised Provisions recently issued by the PRC authorities may subject us to additional compliance requirements in the future.

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the “Opinions,” which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. The Opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirements in the future. On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the “Trial Measures,” and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

According to the CSRC Notice, the domestic companies that have already been listed overseas before the effective date of the Trial Measures (namely, March 31, 2023) shall be deemed as existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC for any subsequent offerings.

Based on the foregoing, we are currently not required to complete the filing procedures and submit the relevant information to the CSRC.

On February 24, 2023, the CSRC, together with the Ministry of Finance of the PRC (the “MOF”), National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions issued by the CSRC and National Administration of State Secrets Protection and National Archives Administration of China in 2009. The revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies,” and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, among other things, (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities, including securities companies, securities service providers, and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities, including securities companies, securities service providers, and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. Any failure or perceived failure by our Company, our subsidiaries, or the VIE to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

The Opinions, the Trial Measures, the revised Provisions and any related implementing rules to be enacted may subject us to additional compliance requirements in the future. As there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, we cannot assure you that we will be able to comply with all new regulatory requirements of the Opinions, the Trial Measures, the revised Provisions, or any future implementing rules on a timely basis, or at all.

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

If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to assert our contractual rights over the assets of the VIE, and our Ordinary Shares may decline in value or become worthless.

Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China, including those related to VIE. There are currently no relevant laws or regulations in the PRC that prohibit companies whose entity interests are within the PRC from listing on overseas stock exchanges. The VIE Agreements have not been tested in a court of law in China as of the date of this amendment to the annual report. Although we believe that our corporate structure and contractual arrangements comply with current applicable PRC laws and regulations, in the event that PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to assert our contractual rights over the assets of the VIE, and our Ordinary Shares may decline in value or become worthless.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We were incorporated in the British Virgin Islands on July 4, 2017. Our wholly owned subsidiary SXT HK was incorporated in Hong Kong on July 21, 2017. SXT HK in turn holds all the capital stocks of WFOE, a wholly foreign owned enterprise incorporated in China on October 13, 2017. WFOE, shareholders of Taizhou Suxuantang and Taizhou Suxuantang entered into a series of contractual arrangements, also known as VIE Agreements.. Pursuant to the VIE Agreements, WFOE is regarded as the primary beneficiary of Taizhou Suxuantang and we are able to consolidate the financial statements of Taizhou Suxuantang in accordance with U.S. GAAP. See” Business — Contractual Agreements with WFOE and Taizhou Suxuantang.”

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

Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries and variable interest entities are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws and regulations applicable to wholly foreign-owned enterprises. Because of our corporate structure, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitation on foreign ownership of internet technology companies, and regulatory review of oversea listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the VIE Agreements because they have not been tested in a court of law. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard. The VIE Agreements may not be effective in providing control over our variable interest entities. We may also subject to sanctions imposed by PRC regulatory agencies including Chinese Securities Regulatory Commission if we fail to comply with their rules and regulations.

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

Taizhou Suxuantang, the VIE entity, was founded in 2005. Our net revenues decreased from $4,777,573 in fiscal year ended March 31, 2021 to $2,602,281 in fiscal year ended March 31, 2022, representing a decrease of 46%. Our net loss increased from $2,748,183 in fiscal year ended March 31, 2021 to $5,736,095 in fiscal year ended March 31, 2022, representing an increase of 109% during this period. Our net revenues decreased from $5,162,268 in fiscal year ended March 31, 2020 to $4,777,573 in fiscal year ended March 31, 2021, representing a decrease of 7%. Our net loss decreased from $10,287,872 in fiscal year ended March 31, 2020 to $2,748,183 in fiscal year ended March 31, 2021, representing a decrease of 73% of net loss during this period.

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

We have been focusing on the research and development of new Advanced TCMP products. We established a research center in December 2013. We submitted eight invention patent applications regarding Advanced TCMP to the State Intellectual Property Office of the PRC in the Spring of 2017. We also submitted five additional invention patent applications to the afterward, one of which was rejected. There are four invention patent applications that have been submitted to the State Intellectual Property Office of PRC and are under the substantive examination stages as of the date of this amendment to the annual report.

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

Permissions or Approval Required from the PRC Authorities for Our Operations and Listing

In order to operate our business activities currently conducted in China, our WFOE and the VIE are required to obtain a business license from the State Administration for Market Regulation (the “SAMR”). As of the date of this amendment to the annual report, our WFOE and the VIE have obtained all the permissions which are required to obtain for their operations. Each of our WFOE and the VIE has obtained a valid business license from the SAMR, and no application for any such license has been denied.

In China, the production of TCMP must comply with the “Pharmaceutical Administration Law of PRC (2019 Revision)”, “Good Manufacturing Practice (“GMP”) for drugs”, and “Good Supply Practice (“GSP”) for drugs”. Companies manufacturing and selling TCMP products must have the License: “Pharmaceutical Manufacturing Permit” and “TCM an approval throughout GMP compliance-inspection”. TCMP production companies that met both of the License Requirements within the scope of production and approval throughout GMP compliance-inspection will not be required to obtain National Medical Products Administration (“NMPA”, in lieu of CFDA effective on December 1, 2019) or local MPA approval before manufacturing their TCMP products and TCMP products are categorically exempted from being tested clinically because the effect of TCMP products are impossible to be tested clinically. As a result, TCMP products do not have the NMPA approval registration number, which is typically found in western medicine products. For more details, please see “Item 4. Information on the Company—B. Business Overview—Regulations.”

TCMP also needs to follow national drug reference standard codified in Pharmacopoeia of the PRC (“Guidance”). The Guidance supplies critical information to TCMP manufacturers regarding origin of ingredients, description, identification, processing, assay, property and flavour, meridian tropism, actions, indications, administration and dosage, precautions and warnings and storage. For more details, please see “Item 4. Information on the Company—B. Business Overview—Regulations.”

The VIE has obtained certificates, permits, and licenses required for the operation of a pharmaceutical enterprise and the manufacturing of pharmaceutical products in the PRC. We cannot assure you that the VIE can maintain all required licenses, permits and pass the GMP compliance-inspection to carry on its business at all times, and in the past from time to time it may have not been in compliance with all such required licenses, permits and pass the GMP compliance-inspection. For more details, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business— Our business requires a number of permits and licenses.”

We are currently not required to obtain permission from any of the PRC authorities for the listing or trading of Ordinary Shares in foreign stock exchanges. In addition, we, our subsidiaries, and the VIE are not required to obtain permission or approval relating to our Ordinary Shares from the PRC authorities, including the CSRC or CAC, for our subsidiaries or the VIE’s operations. Recently, however, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems, will be taken to deal with the risks and incidents of China-concept overseas listed companies, cybersecurity, data privacy protection requirements, and similar matters. The Opinions and any related implementing rules to be enacted may subject us to compliance requirements in the future. On February 17, 2023, the CSRC promulgated the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

According to the Notice on the Administrative Arrangements for the Filing of the Overseas Securities Offering and Listing by Domestic Companies from the CSRC, or “the CSRC Notice,” the domestic companies that have already been listed overseas before the effective date of the Trial Measures (namely, March 31, 2023) shall be deemed as Existing Issuers. Existing Issuers are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC for any subsequent offerings.

Based on the foregoing, we are currently not required to complete the filing procedures and submit the relevant information to the CSRC.

On February 24, 2023, the CSRC, together with the MOF, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions issued by the CSRC and National Administration of State Secrets Protection and National Archives Administration of China in 2009. The revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies,” and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, among other things, (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities, including securities companies, securities service providers, and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities, including securities companies, securities service providers, and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfil relevant procedures stipulated by applicable national regulations. Any failure or perceived failure by our Company, our subsidiaries, or the VIE to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

As there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, we cannot assure you that we will be able to comply with new regulatory requirements relating to our future overseas capital-raising activities and we may become subject to more stringent requirements with respect to matters such as cross-border investigation, data privacy, and enforcement of legal claims. See “Risk Factors—Risks Relating to Doing Business in the PRC—The Opinions, the Trial Measures, and the revised Provisions recently issued by PRC authorities may subject us to additional compliance requirements in the future.” Other than the foregoing, as of the date of this amendment of the annual report, we are not aware of any PRC laws or regulations in effect requiring that we obtain permission from any PRC authorities to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction, or any regulatory objection to the listing and trading of our Ordinary Shares from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operations.

Transfers Between Our Company, Our Subsidiaries, and the VIE

As of the date of this amendment to the annual report, our Company, SXT HK, WFOE, and the VIE have not distributed any earnings or settled any amounts owed under the VIE Agreements. Our Company, SXT HK, WFOE, and the VIE do not have any plan to distribute earnings or settle amounts owed under the VIE Agreements in the foreseeable future.

Our management is directly supervising cash management. Our finance department is responsible for establishing the cash management policies and procedures among our departments and the operating entities. Each department or operating entity initiates a cash request by putting forward a cash demand plan, which explains the specific amount and timing of cash requested, and submitting it to designated management members of our Company, based on the amount and the use of cash requested. The designated management member examines and approves the allocation of cash based on the sources of cash and the priorities of the needs, and submit it to the cashier specialists of our finance department for a second review. Other than the above, we currently do not have other cash management policies or procedures that dictate how funds are transferred nor a written policy that addresses how we will handle any limitations on cash transfers due to PRC law.

During the fiscal years ended March 31, 2022 and 2021, cash transfers and transfers of other assets between our Company, SXT HK, WFOE, and the VIE were as follows:

For the Year Ended March 31, 2022
No.	Transfer From	Transfer To	Approximate Value ($)	Note
1	The Company	SXT HK	5,000,000
2	SXT HK	WFOE	4,069,982
3	WFOE	VIE	715,723

For the Year Ended March 31, 2021
No.	Transfer From	Transfer To	Approximate Value ($)	Note
1	The Company	SXT HK	200,000
2	The Company	VIE	40,000
3	SXT HK	WFOE	200,000
4	WFOE	VIE	1,571,120

Dividends or Distributions Made to our Company and U.S. Investors and Tax Consequences

As of the date of this amendment to the annual report, none of our subsidiaries or the VIE have made any dividends or distributions to our Company and our Company has not made any dividends or distributions to our shareholders. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. Subject to the passive foreign investment company (“PFIC”) rules, the gross amount of distributions we make to investors with respect to our Ordinary Shares (including the amount of any taxes withheld therefrom) will be taxable as a dividend, to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

Subject to the BVI Act and our M&A, our directors may, by resolution, declare dividends at a time and amount as they think fit if they are satisfied, based on reasonable grounds, that, immediately after distribution of the dividend, the value of our assets will exceed our liabilities and we will be able to pay our debts as they fall due.

If we determine to pay dividends on our Ordinary Shares in the future, as a holding company, we will depend on receipt of funds from our WFOE and from the VIE to our WFOE in accordance with the VIE Agreements. Pursuant to the EIT Law and its implementation rules, any dividends paid by WFOE to SXT HK will be subject to a withholding tax rate of 10%. However, if SXT HK is determined by the relevant PRC tax authority to have satisfied the relevant conditions and requirements under the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the “Double Tax Avoidance Arrangement,” and other applicable laws, the 10% withholding tax on the dividends SXT HK receives from WFOE may be reduced to 5%.

Current PRC regulations permit WFOE, our indirect subsidiary, to pay dividends to SXT HK only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our WFOE is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in the PRC is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Furthermore, if our subsidiaries and the VIE in China incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenue from our operations, we may be unable to pay dividends on our Ordinary Shares.

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and trade and service-related foreign exchange transactions, can be made in foreign currencies, without prior approval of State Administration of Foreign Exchange (“SAFE”), by complying with certain procedural requirements. Specifically, without prior approval of SAFE, cash generated from the operations in PRC may be used to pay dividends to our Company. As of the date of this amendment to the annual report, our WFOE has conducted the foreign exchange registration related to our Company under the existing PRC foreign exchange regulations, which enables our PRC subsidiary to legally distribute their earnings to our Company.

Our Company’s ability to settle amounts owed under the VIE Agreements relies upon payments made from Taizhou Suxuantang to WFOE in accordance with the VIE Agreements. For services rendered to Taizhou Suxuantang by WFOE under the Exclusive Business Cooperation Agreement, WFOE is entitled to collect a service fee approximately equal to the net income of Taizhou Suxuantang. Pursuant to the Exclusive Option Agreement, WFOE may at any time and under any circumstances, or have its designee, purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholders’ equity interest in Taizhou Suxuantang.

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

As required by PRC regulations, we participate in various government statutory employee benefit plans, including social insurance funds, namely a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. As of the date of this amendment to the annual report, we have made adequate employee benefit payments. However, if we were found by the relevant authorities that we failed to make adequate payment, we may be required to make up the contributions for these plans as well as to pay late fees and fines.

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

C. Organizational Structure Chart

The following diagram illustrates our corporate structure, including our subsidiaries and consolidated affiliated entities, as of the date of this amendment to the annual report:

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

This section contains forward-looking statements. These forward-looking statements are subject to various factors, risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Further, as a result of these factors, risks and uncertainties, the forward-looking events may not occur. Relevant factors, risks and uncertainties include, but are not limited to, those discussed in the section entitled “Business,” “Risk Factors” and elsewhere in this Form 20-F. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management’s beliefs and opinions as of the date of this amendment to the annual report on Form 20-F. We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new Information, future events or otherwise. See “Cautionary Note Regarding Forward-Looking Statements.”

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

Liquidity and Capital Resources

Consolidation

The Company provides substantially all of its services in China via the VIE , due to PRC legal restrictions of foreign ownership in certain sectors. Substantially all of the Company’s revenues, costs and net income in China are directly or indirectly generated through the VIE. The Company has signed various agreements with the VIE and legal shareholders of the VIE, pursuant to which the Company is deemed as primary beneficiary of the VIE and is able to consolidate the VIE’s financial statements under the U.S. GAAP.

Total assets and liabilities presented on the Company’s consolidated balance sheets and revenue, expense, net income presented on consolidated statement of operations and comprehensive income as well as the cash flow from operating, investing and financing activities presented on the consolidated statement of cash flows are substantially the financial position, operation and cash flow of the VIE. As of March 31, 2022, our variable interest entities accounted for an aggregate of 85% and 85% of our total assets and total liabilities, respectively. As of March 31, 2021, our variable interest entities accounted for an aggregate of 94% and 92% of our total assets and total liabilities, respectively. As of March 31, 2022 and 2021, $14,217,165 and $13,326,556 of cash and cash equivalents were denominated in RMB, respectively.

The following is a selected condensed consolidating schedule depicting the financial position as of March 31, 2022 and 2021, cash flows and results of operations for the year ended March 31, 2022 and 2021 for our Company, our subsidiaries, the VIE and corresponding eliminating adjustments.

Selected Condensed Consolidation Schedule of Balance Sheet

As of March 31, 2022

	Parent and Hong Kong	WFOE	VIE	Elimination and Reclassification	Consolidated
Cash	$1,306,367	$790	$14,217,165	$-	15,524,322
Intercompany receivables	40,000	2,491,154	-	(2,531,154)	-
Total Current Assets	3,112,037	4,394,294	17,476,678	(2,531,154)	22,451,855
Investment in Subsidiaries	4,469,982	-	-	(4,469,982)	-
Total Non-current Assets	4,649,982	-	10,914,418	(4,469,982)	11,094,418
Intercompany payables	-	-	2,531,154	(2,531,154)	-
Total Liabilities	2,455,826	74,782	17,122,111	(2,531,154)	17,121,565
Total Shareholders’ Equity	5,306,193	4,319,512	11,268,985	(4,469,982)	16,424,708

Selected Condensed Consolidation Schedule of Comprehensive Income

For the year ended March 31, 2022

	Parent and Hong Kong	WFOE	VIE	Elimination and Reclassification	Consolidated
Revenues	$-	$-	$2,602,281	$-	2,602,281
Cost of revenues	-	-	(1,350,638)	-	(1,350,638)
Gross profit	-	-	1,251,643	-	1,251,643
Total operating expenses	(2,637,502)	-	(3,803,814)	-	(6,441,316)
Loss from operations	(2,637,502)	-	(2,552,171)	-	(5,189,673)
Net loss	(2,674,446)	(193)	(3,061,456)	-	(5,736,095)
Total Comprehensive Income	(2,674,446)	(193)	(2,633,100)	-	(5,307,739)

Selected Condensed Consolidation Schedule of Cash Flows

For the year ended March 31, 2022

	Parent and Hong Kong	WFOE	VIE	Elimination and Reclassification	Consolidated
Net cash provided by operating activities	$(106,787)	$73,630	$301,450	$-	268,293
Net cash used in investing activities	-	-	(46,909)	-	(46,909)
Net cash used in financing activities	1,406,681	(13,726)	202,185	-	1,595,140

Selected Condensed Consolidation Schedule of Balance Sheet

As of March 31, 2021

	Parent and Hong Kong	WFOE	VIE	Elimination and Reclassification	Consolidated
Cash	$6,472	$-	$13,326,556	$-	13,333,028
Intercompany receivables	40,000	1,775,431	-	(1,815,431)	-
Total Current Assets	1,779,141	1,776,220	21,493,546	(1,815,431)	23,233,476
Investment in Subsidiaries	400,000	-	-	(400,000)	-
Total Non-current Assets	580,000	-	11,134,126	(400,000)	11,314,126
Intercompany payables	-	-	1,815,431	(1,815,431)	-
Total Liabilities	149,543	1,344,969	18,907,114	(1,815,431)	18,586,195
Total Shareholders’ Equity	2,209,598	431,251	13,720,558	(400,000)	15,961,407

Selected Condensed Consolidation Schedule of Comprehensive Income

For the year ended March 31, 2021

	Parent and Hong Kong	WFOE	VIE	Elimination and Reclassification	Consolidated
Revenues	$-	$-	$4,777,573	$-	4,777,573
Cost of revenues	-	-	(1,938,023)	-	(1,938,023)
Gross profit	-	-	2,839,550	-	2,839,550
Total operating expenses	(195,102)	-	(4,841,524)	-	(5,036,626)
Loss from operations	(195,102)	-	(2,001,974)	-	(2,197,076)
Net loss	(1,343,315)	(250)	(1,404,618)	-	(2,748,183)
Total Comprehensive Income	(1,343,315)	(250)	(286,172)	-	(1,629,737)

Selected Condensed Consolidation Schedule of Cash Flows

For the year ended March 31, 2021

	Parent and Hong Kong	WFOE	VIE	Elimination and Reclassification	Consolidated
Net cash provided by operating activities	$355,561	$(32,939)	$(1,639,183)	$-	(1,316,561)
Net cash used in investing activities	-	-	(5,805,519)	-	(5,805,519)
Net cash used in financing activities	(360,439)	4,266	12,765,660	-	12,409,487

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

Name	Age	Position(s)
Feng Zhou	31	Chief Executive Officer and Director
Xiaodong Pan	45	Chief Financial Officer
Jun Zheng	46	Director
Tong Liu	44	Independent Director
Xiaodong Ji	53	Independent Director
Songfan He	50	Independent Director

The following is a brief biography of each of our executive officers and directors:

Executive Officers:

Mr. Feng Zhou has been our CEO and director since July 4, 2017. He was the CEO of Taizhou Suxuantang, the VIE Entity from May 2017 to February, 2018. From January 2015 to May 2017, he was the vice manager of Taizhou Suxuantang. As vice manager of Taizhou Suxuantang, he was responsible for procurement and formulating a cost effective strategy for purchasing goods and services. Mr. Zhou graduated from Logistical Engineering University of PLA and majored in Business Administration. We believe that Mr. Zhou should serve as a member of our board of directors due to the perspective and experience he brings as our founder, Chairman, and CEO, and as our largest and controlling shareholder.

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

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this amendment to the annual report.

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

Board of Directors

Our board of directors consists of 5 directors as of the date of this amendment to the annual report.

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

Equity Incentive Plans

2022 Equity Incentive Plan

On March 15, 2022, upon the shareholders’ approval, we have adopted an equity incentive plan for our employees, directors and consultants (the “2022 Plan”). Under the 2021 Plan, there are 6,094,180 Ordinary Shares (304,709 shares retrospectively restated for effect of reverse stock split on May 17, 2022) available for issuance. As of the date of this amendment to the annual report, we have issued all the Ordinary Shares available under such plan. A copy of the incentive plan was filed as Exhibit 4.7 to this annual report.

2021 Equity Incentive Plan

On March 31, 2021, upon the shareholders’ approval, we have adopted an equity incentive plan for our employees, directors and consultants (the “2021 Plan”). Under the 2021 Plan, there are 2,325,000 Ordinary Shares (116,250 shares retrospectively restated for effect of reverse stock split on May 17, 2022) available for issuance. As of the date of this amendment to the annual report, we have issued all the Ordinary Shares available under such plan. A copy of the incentive plan was filed as Exhibit 4.6 to this annual report.

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

On October 28, 2013, Taizhou Suxuantang signed a financial guarantee agreement with Fenlan Xu to provide guarantee for Jianping Zhou in borrowing of $946,477 (equivalent of RMB 6,000,000), which was due on April 27, 2014. Taizhou Suxuantang and Jiutian pharmaceutical, which was also a guarantor for Jianping Zhou in connection with this loan, and Jianping Zhou are obliged to pay on behalf Jianping Zhou the principal, interest, penalty and other expenses if Jianping Zhou defaults in payment. Fenlan Xu brought a lawsuit against Jianping Zhou because he failed repay the loan timely and Fenlan Xu claimed that Taizhou Suxuantang and Jiutian pharmaceutical should be jointly responsible for the loan. On March 24, 2021, Jianping Zhou and Fenlan Xu reached a settlement that Jianping Zhou agreed to repay the outstanding loan for a total of $914,928 (equivalent of RMB 5,800,000) with interests in installments. Taizhou Suxuantang did not charge any financial guarantee fees from Jianping Zhou. As of the date of this amendment to the report, Jianping Zhou has made payment for a total of $559,999 (equivalent of RMB 3,550,000) to Fenlan Xu and intends to repay the remaining amount in accordance with the terms of the settlement agreement.

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

The Securities Purchase Agreement with Streeterville Capital, LLC (March 2022)

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

As of the date of this amendment to the annual report, the Investor has redeemed all original principal amount and interest fee and the Company has issued 4,515,618 Ordinary Shares to the Investor in total.

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

The Securities Purchase Agreement relating to the offering and sale of 1,625,798 Ordinary Shares.

On September 22, 2022, China SXT Pharmaceuticals, Inc. (the “Company”) entered into certain securities purchase agreement (the “SPA”) with Zhijun Xiao, a non-affiliate non-U.S. person (the “Investor”), pursuant to which Mr. Xiao agreed to purchase 1,625,798 ordinary shares (the “Shares”) of the Company, par value $0.08 per share (the “Ordinary Shares”) at a per share purchase price of $1.35. The gross proceeds of this transaction are $2,194,827.3.

On October 11, 2022, the Company received the funds from the Investor and issued the Shares in reliance of the exemption from the registration requirements of the Securities Act of 1933, as amended, pursuant to Regulation S promulgated thereunder. On October 11, 2022, the transaction contemplated by the SPA closed since all the closing conditions of the SPA have been satisfied or waived.

The form of the securities purchase agreement is filed as Exhibit 10.1 to the Current Report on Form 6-K filed with the Commission on September 27, 2022, and such document is incorporated herein by reference.

The foregoing is only a brief description of the material terms of the securities purchase agreement, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibit.

The Securities Purchase Agreement with Streeterville Capital, LLC (December 2022)

On December 19, 2022, China SXT Pharmaceuticals, Inc., a British Virgin Islands company (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with Streeterville Capital, LLC, a Utah limited liability company (the “Investor”), pursuant to which the Company issued the Investor an unsecured promissory note on December 19, 2022in the original principal amount of $1,595,000.00 (the “Note”), convertible into ordinary shares, $0.08 par value per share, of the Company (the “Ordinary Shares”), for $1,500,000.00 in gross proceeds.

The Note bears interest at a rate of 6% per annum compounding daily. All outstanding principal and accrued interest on the Note will become due and payable twelve months after the purchase price of the Note is delivered by Purchaser to the Company (the “Purchase Price Date”). The Note includes an original issue discount of $95,000.00 along with $20,000.00 for Investor’s fees, costs and other transaction expenses incurred in connection with the purchase and sale of the Note. The Company may prepay all or a portion of the Note at any time by paying 120% of the outstanding balance elected for pre-payment. The Investor has the right to redeem the Note at on the earlier of the date that is six (6) months from the Purchase Price Date and the effective date of the first prospectus supplement filed in connection with the Note, subject to maximum monthly redemption amount of $425,000.00. Redemptions may be satisfied in cash or Ordinary Shares at the Company’s election. However, the Company will be required to pay the redemption amount in cash, in the event there is an Equity Conditions Failure (as defined in the Note). If Company chooses to satisfy a redemption in Ordinary Shares, such Ordinary Shares shall be issued at a redemption conversion price of the lower of (i) the Lender Conversion Price (as defined in the Note) which is initially $0.60 and (ii) 80% of the average of the lowest VWAP during the fifteen (15) trading days immediately preceding the redemption notice is delivered. In addition, the Investor agreed that in any given calendar week (being from Sunday to Saturday of that week), the number of Ordinary Shares sold by it in the open market will not be more than fifteen percent (15%) of the weekly trading volume for the Ordinary Shares during any such week.

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

In addition, until the earlier of (i) the date that is six (6) months from the Purchase Price Date and (ii) the date that Company has filed one (1) or more prospectus supplement(s) relating to the sale of up to $1,595,000 of Ordinary Shares, the Company should, within than three (3) trading days after at least $100,000.00 becomes available for the Company to register its securities in accordance with General Instruction I.B.5 of Form F-3, file a prospectus supplement to its registration statement on Form F-3 (File No. 333-252664) (the “Shelf”), provided that, each prospectus supplement should at least register $100,000.00 of Ordinary Shares. In any event, Company agreed to cause at least one prospectus supplement to the Shelf to be filed in connection with the Note on or before March 24, 2023. The obligation of the Company to file prospectus supplements for registration statement will continue until the $1,595,000 of Ordinary Shares issuable upon conversion of the Note are registered on an effective registration statement.

As of the date of this amendment to the annual report, the Investor has redeemed for any amount of and the Company has not issued Ordinary Shares to the Investor.

The form of the Purchase Agreement and the form of the Note are filed as Exhibits 10.1 and 10.2 to the Current Report on Form 6-K filed with the Commission on December 23, 2022, and such documents are incorporated herein by reference. The foregoing is only a brief description of the material terms of the Purchase Agreement and the Note, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits.

The Securities Purchase Agreement with Rising Sun Capital Ltd.

On February 22, 2023, China SXT Pharmaceuticals, Inc. (the “Company”) entered into certain securities purchase agreement (the “SPA”) with Rising Sun Capital Ltd., a limited liability company organized under the laws of Australia (the “Investor”), pursuant to which the Investor agreed to purchase 1,724,138 ordinary shares (the “Shares”) of the Company, par value $0.08 per share (the “Ordinary Shares”) at a per share purchase price of $0.58. The gross proceeds of this transaction are approximately $1 million

The form of the securities purchase agreement is filed as Exhibit 10.1 to the Current Report on Form 6-K filed with the Commission on February 28, 2023, and such document is incorporated herein by reference.

The foregoing is only a brief description of the material terms of the securities purchase agreement, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibit.

The Securities Purchase Agreement with Streeterville Capital, LLC (December 2022)

On March 7, 2023, China SXT Pharmaceuticals, Inc., a British Virgin Islands company (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with Streeterville Capital, LLC, a Utah limited liability company (the “Investor”), pursuant to which the Company issued the Investor an unsecured promissory note on March 7, 2023 in the original principal amount of $2,126,666.67 (the “Note”), convertible into ordinary shares, $0.08 par value per share, of the Company (the “Ordinary Shares”), for $2,000,000.00 in gross proceeds.

The Note bears interest at a rate of 6% per annum compounding daily. All outstanding principal and accrued interest on the Note will become due and payable twelve months after the purchase price of the Note is delivered by Purchaser to the Company (the “Closing Date”). The Note includes an original issue discount of $126,666.67 along with $20,000.00 for Investor’s fees, costs and other transaction expenses incurred in connection with the purchase and sale of the Note. The Company may prepay all or a portion of the Note at any time by paying 120% of the outstanding balance elected for pre-payment. The Investor has the right to redeem the Note at on the earlier of the date that is six (6) months from the Closing Date and the effective date of the first prospectus supplement filed in connection with the Note, subject to maximum monthly redemption amount of $550,000.00. Redemptions may be satisfied in cash or Ordinary Shares at the Company’s election. However, the Company will be required to pay the redemption amount in cash, in the event there is an Equity Conditions Failure (as defined in the Note). If Company chooses to satisfy a redemption in Ordinary Shares, such Ordinary Shares shall be issued at a redemption conversion price of the lower of (i) the Lender Conversion Price (as defined in the Note) which is initially $0.60 and (ii) 80% of the average of the lowest VWAP during the fifteen (15) trading days immediately preceding the redemption notice is delivered. In addition, the Investor agreed that in any given calendar week (being from Sunday to Saturday of that week), the number of Ordinary Shares sold by it in the open market will not be more than fifteen percent (15%) of the weekly trading volume for the Ordinary Shares during any such week.

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

In addition, until the earlier of (i) the date that is six (6) months from the Closing Date and (ii) the date that Company has filed one (1) or more prospectus supplement(s) relating to the sale of up to $2,126,666.67 of Ordinary Shares, the Company should, within than three (3) trading days after at least $100,000.00 becomes available for the Company to register its securities in accordance with General Instruction I.B.5 of Form F-3, file a prospectus supplement to its registration statement on Form F-3 (File No. 333-252664) (the “Shelf”), provided that, each prospectus supplement should at least register $100,000.00 of Ordinary Shares. In any event, Company agreed to cause at least one prospectus supplement to the Shelf to be filed in connection with the Note on or before March 24, 2023.

The obligation of the Company to file prospectus supplements for registration statement will continue until the $2,126,666.67 of Ordinary Shares issuable upon conversion of the Note are registered on an effective registration statement. In the event the $2,126,666.67 of Ordinary Shares have not been registered under the Shelf by the date that is six (6) months from the Closing Date, then on such date the Outstanding Balance will automatically increase by an amount equal to five percent (5%) multiplied by the portion of original principal amount that was not registered under the Shelf.

On March 9, 2023, the transaction contemplated by the Purchase Agreement was closed as all the closing conditions of as set forth therein have been satisfied.

As of the date of this amendment to the annual report, the Investor has redeemed for an amount of $385,000 and the Company has issued 2,011,946 Ordinary Shares to the Investor in total.  The Company has filed a prospectus supplement to its registration statement on Form F-3 (File No. 333-252664) relating to the sale of up to $1,374,712 of Ordinary Shares on March 27, 2023.

The form of the Purchase Agreement and the form of the Note are filed as Exhibits 10.1 and 10.2 to the Current Report on Form 6-K filed with the Commission on March 23, 2023, and such documents are incorporated herein by reference. The foregoing is only a brief description of the material terms of the Purchase Agreement and the Note, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits.

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

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. We are unable to provide a “will” opinion because it is more likely than not that the Company and its offshore subsidiaries would be treated as a non-resident enterprise for PRC tax purposes because they do not meet some of the conditions out lined in SAT Notice. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities as of the date of this amendment to the annual report. Therefore we believe that it is possible but highly unlikely that the income received by our overseas shareholders will be regarded as China-sourced income.

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

(d)	Changes in Internal Control over Financial Reporting

The management is committed to improving the internal controls over financial reporting and will undertake consistent improvements or enhancements on an ongoing basis. Except as described above, there were no changes in our internal controls over financial reporting during our fiscal year ended March 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The management plans to remediate the material weakness in internal control over financial reporting identified by implementing the following actions:

●	continue to engage bilingual accounting consultant who is familiar with US GAAP while provide ongoing US GAAP training to in-house accounting staff;

●	retain additional accounting personnel and continue to enhance our internal finance and accounting organizational structure;

●	strengthen the direct management oversight of transactions, along with the use of legal and accounting professionals; and

●	develop and conduct internal control training to executive officers, management personnel, and finance and accounting departments, so that management and key personnel understand the requirements of internal control over financial reporting under the SEC rules.

We estimate to complete our remediation plan by the end of this year and will not incur any material costs.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTION

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

ITEM 19. EXHIBITS

		Incorporated by Reference
Exhibit Number	Description of Documents	Form	Exhibit No.	Filing Date	Filed Herewith
1.1	Memorandum and Articles of Association	F-1/A	3.1	April 20, 2018

1.2	Amended and Restated Memorandum and Articles of Association, effective on March 30, 2020	20-F	1.2	July 31, 2020

1.3	Amended and Restated Memorandum and Articles of Association, effective on February 21, 2021	20-F	1.3	August 13, 2021

1.4	Amended and Restated Memorandum and Articles of Association, effective on May 17, 2022	20-F	1.4	July 18, 2022

2.1	Settlement Agreement with FT Global, dated January 18, 2021	6-K	4.1	January 28, 2021

4.1	Exclusive Business Cooperation Agreement, dated October 13, 2017, between WFOE and Suxuantang	F-1	10.6	December 4, 2017

4.2	Share Pledge Agreement dated October 13, 2017, between WFOE, Di Zhou, Ziquan Zhou, Feng Zhou and Suxuantang	F-1	10.8	December 4, 2017

4.3	Exclusive Option Agreement dated October 13, 2017, between WFOE, Di Zhou, Ziquan Zhou, Feng Zhou and Suxuantang	F-1	10.7	December 4, 2017

4.4	Form of Power of Attorney dated October 13, 2017, between WFOE, Di Zhou, Ziquan Zhou, Feng Zhou and Suxuantang	F-1	10.9	December 4, 2017

4.5	Form of Warrant Issued in Connection with the Settlement Agreement with FT Global	6-K	4.2	January 28, 2021

4.6	2021 Equity Incentive Plan	20-F	4.6	August 13, 2021

4.7	2022 Equity Incentive Plan	S-8	4.2	March 15, 2022

4.8	Underwriting Agreement, dated January 18, 2022, by and between China SXT Pharmaceuticals, Inc. and Aegis Capital Corp.	6-K	1.1	January 21, 2022

4.9	Form of Warrant Agent Agreement, dated January 18, 2022, by and between China SXT Pharmaceuticals, Inc. and TranShare Corporation.	6-K	4.1	January 21, 2022

4.10	Employment Agreement dated January 31, 2022, by and between China SXT Pharmaceuticals, Inc. and Mr. Xiaodong Pan.	6-K	10.1	January 31, 2022

4.11	Form of Securities Purchase Agreement, dated March 14, 2022, by and between China SXT Pharmaceuticals, Inc. and Streeterville Capital, LLC.	6-K	10.1	March 16, 2022

4.12	Form of Convertible Promissory Note, dated March 16, 2022, issued in connection with the Securities Purchase Agreement with Streeterville Capital, LLC.	6-K	10.2	March 16, 2022

4.13	Employment Agreement dated January 31, 2022, by and between the Company and Mr. Xiaodong Pan	6-K	10.1	January 31, 2022

4.14	Form of Securities Purchase Agreement, dated September 22, 2022, by and between China SXT Pharmaceuticals, Inc. and Zhijun Xiao.	6-K	10.1	September 27, 2022

4.15	Form of Securities Purchase Agreement, dated December 19, 2022, by and between China SXT Pharmaceuticals, Inc. and Streeterville Capital, LLC.	6-K	10.1	December 23, 2022

4.16	Form of Convertible Promissory Note, issued in connection with the Securities Purchase Agreement with Streeterville Capital, LLC dated December 19, 2022.	6-K	10.2	December 23, 2022

4.17	Form of Securities Purchase Agreement, dated February 22, 2023, by and between China SXT Pharmaceuticals, Inc. and Rising Sun Capital Ltd..	6-K	10.1	February 28, 2023

4.18	Form of Securities Purchase Agreement, dated March 7, 2023, by and between China SXT Pharmaceuticals, Inc. and Streeterville Capital, LLC.	6-K	10.1	March 23, 2023

4.19	Form of Convertible Promissory Note, dated March 7, 2023, issued in connection with the Securities Purchase Agreement with Streeterville Capital, LLC.	6-K	10.2	March 23, 2023

8.1	List of Subsidiaries and Consolidated Variable Interest Entities	F-1	21.1	December 4, 2017

12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X

12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X

13.1	CEO and CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X

23.1	Consent of Independent Auditors				X

101.INS	Inline XBRL Instance Document				X

101.SCH	Inline XBRL Taxonomy Extension Schema Document				X

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document				X

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document				X

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document				X

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document				X

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on this Amendment to Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China SXT Pharmaceuticals, Inc.

/s/ Feng Zhou
	Name:	Feng Zhou
	Title:	Chief Executive Officer

Date: May 19, 2023

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