Form 20-F
period 2023-03-31
China SXT Pharmaceuticals, Inc.
filed 2023-07-31
CIK 1723980

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2023

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

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of March 31, 2023 was: 11,434,129 ordinary shares, par value $0.08 per share.

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

Yes ☐   No ☒

CHINA SXT PHARMACEUTICALS, INC.

FORM 20-F ANNUAL REPORT

i

PART I

CERTAIN INFORMATION

In this annual report on Form 20-F, unless otherwise indicated, “we,” “us,” “our company” and “our” refer to China SXT Pharmaceuticals, Inc. and its consolidated subsidiaries and the VIE; we conduct operations in China through our subsidiaries and the VIE. “China SXT” or “the Company” refers to China SXT Pharmaceuticals, Inc., a company organized in the British Virgin Islands. “SXT HK” refers to China SXT Group Limited, a Hong Kong Corporation. “WFOE” refers to Taizhou Suxuantang Biotechnology Co. Ltd., a limited liability company organized under the laws of the PRC. “Taizhou Suxuantang” or “the VIE” refers to Jiangsu Suxuantang Pharmaceutical Co., Ltd., a limited liability company organized under the laws of the PRC.

We are a holding company incorporated in the British Virgin Islands and not a Chinese operating company. As a holding company with no material operations of our own, we conduct our operations through our subsidiaries in China and the VIE in China. For accounting purposes, we are deemed as the primary beneficiary of the VIE pursuant to the certain contractual arrangements (the “VIE Agreements”), and can consolidate the financial results of the VIE in our consolidated financial statements under generally accepted accounting principles in the U.S. (“U.S. GAAP”), and the structure involves unique risks to investors. Our shareholders hold equity interest in China SXT, the offshore holding company in the British Virgin Islands, instead of equity interest in our subsidiaries or the VIE in China, The VIE structure provides contractual exposure to foreign investment in China-based companies. Chinese law, however, does not prohibit direct foreign investment in the VIE. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

Because we do not directly hold equity interests in the VIE, we are subject to risks and uncertainties of the interpretations and applications of PRC laws and regulations, including but not limited to, regulatory review of overseas listing of PRC companies through special purpose vehicles and the validity and enforcement of the VIE Agreements. We are also subject to the risks and uncertainties about any future actions of the PRC government in this regard that could disallow the VIE structure, which would likely result in a material change in our operations, and the value of our ordinary shares (“Ordinary Shares”) may depreciate significantly or become worthless. The VIE Agreements have not been tested in a court of law in China as of the date of this annual report. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

Unless the context indicates otherwise, all references to “China” and the “PRC” refer to the People’s Republic of China, all references to “Renminbi” or “RMB” are to the legal currency of the People’s Republic of China, all references to “U.S. dollars,” “dollars” and “$” are to the legal currency of the United States. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On March 31, 2023, the cash buying rate announced by the People’s Bank of China was RMB 6.8676 to   $1.00.

On May 10, 2022, the Company’s board of directors approved an amended and restated memorandum and articles of association to effectuate a one-for-twenty (1-for-20) reverse split for its ordinary shares (the “2022 Reverse Split”). The market effective date of 2022 Reverse Split was May 19, 2022, which was the first day when the Company’s ordinary shares begin trading on a split-adjusted basis. The 2022 Reverse Split did not change the number of the Company’s authorized preferred and ordinary shares, which remain as unlimited. As a result of 2022 Reverse Split, the shareholders received one new ordinary share of the Company, par value $0.08 each, for every twenty (20) shares they hold. No fractional ordinary shares were issued to any shareholders in connection with the reverse stock split. Each shareholder was entitled to receive one ordinary share in lieu of the fractional share that would have resulted from the reverse stock split. The share numbers in this annual report are all presented on a post-split basis unless otherwise noted.

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

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, those factors discussed under the headings “D. Risk Factors”, “Item 5. Operating and Financial Review and Prospects,” and elsewhere in this report.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not Applicable.

3.C. Reasons For The Offer And Use Of Proceeds

Not Applicable.

3.D. Risk Factors

An investment in our ordinary shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all other information contained in this annual report, including the matters discussed under the headings “Forward-Looking Statements” and “Item 5. Operating and Financial Review and Prospects” before you decide to invest in our ordinary shares. We are a holding company with substantial operations in China and are subject to a legal and regulatory environment that in many respects differs from the United States. If any of the following risks, or any other risks and uncertainties that are not presently foreseeable to us, actually occur, our business, financial condition, results of operations, liquidity and our future growth prospects could be materially and adversely affected.

Summary of Risk Factors

Risks Related to Our Business

Risks and uncertainties related to our business include, but are not limited to, the following:

●	We face risks related to natural disasters (whether or not caused by climate change), unusually adverse weather conditions, pandemic outbreaks, in particular, the current coronavirus pandemic, terrorist acts and global political events, all of which could result in adverse effects to our business and financial performance. See more detailed discussion of this risk factor on page 5 of this annual report.

●	Our significant business lines have a limited operating history, which makes it difficult to evaluate our future prospects and results of operations. See more detailed discussion of this risk factor on page 7 of this annual report.

●	Our dependence on a small number of customers could adversely affect our business or results of operations. See more detailed discussion of this risk factor on page 8 of this annual report.

●	Our business requires a number of permits and licenses in order to carry on their business. See more detailed discussion of this risk factor on page 10 of this annual report.

●	Any disruption in the supply chain of raw materials and our products could adversely impact our ability to produce and deliver products. See more detailed discussion of this risk factor on page 9 of this annual report.

●	Price control regulations in the PRC may decrease our profitability. See more detailed discussion of this risk factor on page 10 of this annual report.

Risks Related to Our Corporate Structure

We are also subject to risks and uncertainties related to our corporate structure, including, but are not limited to, the following:

●	We do not have direct ownership of our operating entities in China and rely on VIE Agreements with the VIE for our business operations, which may not be as effective in providing operational control or enabling us to derive benefits as through ownership of controlling equity interests. See more detailed discussion of this risk factor on page 11 of this annual report.

●	Contractual arrangements in relation to our variable interest entity may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC variable interest entity owe additional taxes, which could negatively affect our results of operations and the value of your investment. See more detailed discussion of this risk factor on page 12 of this annual report.

●	The approval of the China Securities Regulatory Commission and other compliance procedures may be required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval. As a result, both you and us face uncertainty about future actions by the PRC government that could significantly affect our financial performance and the enforceability of the VIE Agreements. See more detailed discussion of this risk factor on page 13 of this annual report.

●	PRC laws and regulations governing our current business operations are sometimes vague and uncertain. See more detailed discussion of this risk factor on page 14 of this annual report.

●	Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure and business operations.

●	We have not received or been denied any permission from the PRC authorities to list on U.S. stock exchanges. However, we face uncertainty about future actions by the PRC government that could significantly affect the operating company’s financial performance and the enforceability of the VIE Agreements. See more detailed discussion of this risk factor on page 13 of this annual report.

●	Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations. See more detailed discussion of this risk factor on page 15 of this annual report.

Risks Related to Doing Business in China

We face risks and uncertainties relating to doing business in the PRC in general, including, but not limited to, the following:

●	Although the audit report included in this annual report is prepared by an auditor who are currently inspected by the Public Company Accounting Oversight Board (the “PCAOB”), there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities. Furthermore, on December 29, 2022, the Consolidated Appropriations Act, was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to Accelerating HFCA Act, which reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. See more detailed discussion of this risk factor on page 19 of this annual report.

●	The PRC government has significant authority to intervene or influence the China operations of an offshore holding company, such as ours, at any time. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. If the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers and we were to be subject to such oversight and control, it may result in a material adverse change to our business operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the ordinary shares to significantly decline in value or become worthless. See more detailed discussion of this risk factor on page 21 of this annual report.

●	The uncertainties with respect to the Chinese legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China with little advance notice could adversely affect us and limit the legal protections available to you and us. See more detailed discussion of this risk factor on page 23 of this annual report.

●	We may have difficulty in enforcing any rights we may have under the VIE Agreements in PRC. See more detailed discussion of this risk factor on page 24 of this annual report.

●	It may be difficult for overseas shareholders and/or regulators to conduct investigation or collect evidence within China. See more detailed discussion of this risk factor on page 24 of this annual report.

●	We face exposure to foreign currency exchange rate fluctuations. See more detailed discussion of this risk factor on page 26 of this annual report.

Risks Related to Our Ordinary Shares

In addition to the risks described above, we are subject to general risks and uncertainties relating to our ordinary shares, including, but not limited to, the following:

●	The market price for our ordinary shares may be volatile. See more detailed discussion of this risk factor on page 16 of this annual report.

●	For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies. See more detailed discussion of this risk factor on page 17 of this annual report.

●	If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired. See more detailed discussion of this risk factor on page 17 of this annual report.

●	As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, and are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NASDAQ Stock Market corporate governance listing standards. See more detailed discussion of this risk factor on page 17 of this annual report.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses. See more detailed discussion of this risk factor on page 18 of this annual report.

●	We do not intend to pay dividends for the foreseeable future. See more detailed discussion of this risk factor on page 19 of this annual report.

Risks Related to Our Business

We face risks related to natural disasters (whether or not caused by climate change), unusually adverse weather conditions, pandemic outbreaks, in particular, the current coronavirus pandemic, terrorist acts and global political events, all of which could result in adverse effects to our business and financial performance.

Global pandemics, epidemics in China or elsewhere in the world, or fear of spread of contagious diseases, such as Ebola virus disease (EVD), COVID-19, Middle East respiratory syndrome (MERS), severe acute respiratory syndrome (SARS), H1N1 flu, H7N9 flu, and avian flu, as well as hurricanes, earthquakes, tsunamis, or other natural disasters could disrupt our business operations, reduce or restrict our supply of products, incur significant costs to protect our employees and facilities, or result in regional or global economic distress, which may materially and adversely affect our business, financial condition, and results of operations. Actual or threatened war, terrorist activities, political unrest, civil strife, and other geopolitical uncertainty could have a similar adverse effect on our business, financial condition, and results of operations. Any one or more of these events may impede our production and delivery efforts and adversely affect our sales results, whether short-term or for a prolonged period of time, which could materially and adversely affect our business, financial condition, and results of operations.

COVID-19 has spread to many countries and was declared a pandemic by the WHO, resulting in actions from national and local governments that have significantly affected virtually all facets of the PRC and global economies. Since early 2020, Jiangsu Province, where we conduct a substantial part of our business, was materially impacted by the COVID-19. We have been following the recommendations of local health authorities to minimize exposure risk for our employees, including the temporary closures of our offices and production, and having employees work remotely. Due to the material impacts of COVID-19 on our logistics, our production was picking up slowly and returned to the normal level in May 2020. Since January 1, 2022 to December 2022, there have been outbreaks of the Omicron variant of the COVID-19 in China and the local governments have placed lockdown and mass testing policies in several provinces, including Jiangsu, Liaoning, Heilongjiang, Henan, and Anhui, where some of our suppliers and clients operate, which had created disruption in the delivery of our raw materials and finished products and negatively impacted our revenue for the year ended March 31, 2023. Since January 2023 and as of the date of this annual report, the lockdown and mass testing policies had been lifted, since December 2022 and the operations of our suppliers and clients are gradually recovering.

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

We are also vulnerable to natural disasters and other calamities. We cannot assure you that we are adequately protected from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks, or similar events. Any of the foregoing events may give rise to interruptions, damage to our place of business, delays in product deliveries, breakdowns, system failures, or internet failures, which could adversely affect our business, financial condition, and results of operations.

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

To date, we have relied almost exclusively on organically generated revenues and financing transactions to fund our operations. Our inability to obtain sufficient additional financing would have a material adverse effect on our ability to implement our business plan and, as a result, could require us to significantly curtail or potentially cease our operations. As of March 31, 2023, we had cash and cash equivalents and restricted cash of $17,368,478, total current assets of $19,521,247 and total current liabilities of $14,496,938. As of March 31, 2022, we had cash and cash equivalents of $15,524,322, total current assets of $22,451,855 and total current liabilities of $17,121,565. We will need to engage in capital-raising transactions in the near future. Such financing transactions may well cause substantial dilution to our shareholders and could involve the issuance of securities with rights senior to the outstanding shares. Our ability to complete additional financings is dependent on, among other things, the state of the capital markets at the time of any proposed offering, market reception of the Company and the likelihood of the success of its business model and offering terms. There is no assurance that we will be able to obtain any such additional capital through asset sales, equity or debt financing, or any combination thereof, on satisfactory terms or at all. Additionally, no assurance can be given that any such financing, if obtained, will be adequate to meet our capital needs and to support our operations. If we do not obtain adequate capital on a timely basis and on satisfactory terms, our revenues and operations and the value of our Ordinary Shares and Ordinary Share equivalents would be materially negatively impacted and we may cease our operations.

Although we were incorporated 17 years ago, our significant business lines have a limited operating history, which makes it difficult to evaluate our future prospects and results of operations.

We only started to produce Directly-Oral traditional Chinese medicine pieces products (the “Directly-Oral-TCMP”) and After-soaking-oral TCMP products (the “After-Soaking-Oral-TCMP”) as our principal products four years ago. As a result, our past operating results are not an accurate indication of the lines of business we are principally engaged in currently. Thus, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in evolving markets rather than typical companies of our age. Some of these risks and uncertainties relate to our ability to:

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

We derive a substantial portion of our revenue from a relatively small number of customers. Suxuantang had three significant customers which accounted for 30.26%, 20.02%, and 13.87% of our total revenue during the year ended March 31, 2023, respectively. We expect that Suxuantang’s largest customers will continue to account for a substantial portion of its total net revenue for the foreseeable future. Suxuantang has long-standing relationships with many of its significant customers. However, because Suxuantang’s customers generally contract with a finite duration, Suxuantang may lose these customers if the contracts are not renewed or replaced. The loss or reduction of, or failure to renew or replace, any significant contracts with any of these customers could materially reduce Suxuantang’s revenue and cash flows. If Suxuantang does not replace them with other customers, the loss of business from any one of such customers could have a material adverse effect on our business or results of operations.

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

Although our brand is well-respected in traditional Chinese medicine pieces (the “TCMP”) industry, we still believe that maintaining and enhancing our brand recognition in a cost-effective manner outside of that market is critical to achieving widespread acceptance of our current and future products and services and is an important element in our effort to increase our customer base. Successful promotion of our other brands, or Suxuantang outside the TCMP industry, will depend largely on our ability to maintain a sizeable and active customer base, our marketing efforts and ability to provide reliable and useful products and services at competitive prices. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we will incur in building our brand. If we fail to successfully promote and maintain our brand, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract enough new customers or retain our existing customers to the extent necessary to realize a sufficient return on our brand-building efforts, in which case our business, operating results and financial condition, would be materially adversely affected.

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

Furthermore, on February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), which took effect on March 31, 2023. The Trial Measures clarified and emphasized several aspects, which include but are not limited to: (1) comprehensive determination of the “indirect overseas offering and listing by PRC domestic companies” in compliance with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Measures if the following criteria are met at the same time: a) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by PRC domestic companies, and b) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China; (2) exemptions from immediate filing requirements for issuers that a) have already been listed or registered but not yet listed in foreign securities markets, including U.S. markets, prior to the effective date of the Trial Measures, and b) are not required to re-perform the regulatory procedures with the relevant overseas regulatory authority or the overseas stock exchange, c) whose such overseas securities offering or listing shall be completed before September 30, 2023, provided however that such issuers shall carry out filing procedures as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC; (3) a negative list of types of issuers banned from listing or offering overseas, such as (a) issuers whose listing or offering overseas have been recognized by the State Council of the PRC as possible threats to national security, (b) issuers whose affiliates have been recently convicted of bribery and corruption, (c) issuers under ongoing criminal investigations, and (d) issuers under major disputes regarding equity ownership; (4) issuers’ compliance with web security, data security, and other national security laws and regulations; (5) issuers’ filing and reporting obligations, such as obligation to file with the CSRC after it submits an application for initial public offering to overseas regulators, and obligation after offering or listing overseas to report to the CSRC material events including change of control or voluntary or forced delisting of the issuer; and (6) the CSRC’s authority to fine both issuers and their shareholders between 1 and 10 million RMB for failure to comply with the Trial Measures, including failure to comply with filing obligations or committing fraud and misrepresentation.

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

As an offshore holding company, we may make loans to our PRC subsidiaries and the consolidated VIE.

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

We may also decide to finance our subsidiaries by means of capital contributions. These capital contributions must be approved by the MOF or its local counterpart, which usually takes no more than 30 working days to complete. We may not be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our PRC subsidiaries. If we fail to receive such approvals, we will not be able to capitalize our PRC operations, which could adversely affect our liquidity and our ability to fund and expand our business.

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

In April 2012, President Obama signed into law the JOBS Act. We are classified as an “emerging growth company” under the JOBS Act. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things, (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, (ii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (iii) provide certain disclosure regarding executive compensation required of larger public companies or (iv) hold nonbinding advisory votes on executive compensation. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.235 billion of revenues in a fiscal year, have more than $700 million in market value of our Ordinary Shares held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on September 30, 2023. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on January 1, 2024, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the NASDAQ Stock Market listing rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

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

An aggregate of 14,138,349 Ordinary Shares are outstanding as of the date of this annual report. If our existing shareholders sell, or indicate an intent to sell, substantial amounts of our Ordinary Shares in the public market, the market price of our Ordinary Shares could fall. Moreover, the perceived risk of this potential dilution could cause shareholders to attempt to sell their shares and investors to short our ordinary shares, thus depress the market price of our shares. A decline in the price of our Ordinary Shares might impede our ability to raise capital through the issuance of additional Ordinary Shares or other equity securities in the future at a time and price that we deem reasonable or appropriate.

Risks Related to Doing Business in China

Although the audit report included in this annual report is prepared by an auditor who are currently inspected by the Public Company Accounting Oversight Board (the “PCAOB”), there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities. Furthermore, on December 29, 2022, the Consolidated Appropriations Act, was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to the Accelerating HFCA Act, which reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

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

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular mainland China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress which, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate the audit work performed by a foreign public accounting firm completely. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as Nasdaq of issuers included on the SEC’s list for three consecutive years. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act (the “HFCA Act”), which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCA Act on December 2, 2020, and the HFCA Act was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year (as defined in the interim final rules) under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

Under the HFCA Act, our securities may be prohibited from trading on Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “Accelerating HFCA Act”), which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On September 22, 2021, the PCAOB adopted a final rule implementing the Accelerating HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the Accelerating HFCA Act, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the PRC, and (2) Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. On December 29, 2022, the Consolidated Appropriations Act, was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to the Accelerating HFCA Act, which reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. Our auditor, ZH CPA, LLC, is headquartered in Denver, Colorado, not mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination. Therefore, our auditor is not currently subject to the determinations announced by the PCAOB on December 16, 2021, and it is currently subject to the PCAOB inspections.

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

On August 26, 2022, the PCAOB signed a Statement of Protocol (the “SOP”) Agreements with the CSRC and China’s Ministry of Finance (the “MOF”). The SOP Agreement, together with two protocol agreements (collectively, “SOP Agreements”), governs inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Delisting of our Ordinary Shares would force holders of our Ordinary Shares to sell their Ordinary Shares. The market price of our Ordinary Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions upon, as well as negative investor sentiment towards, companies with significant operations in China that are listed in the United States, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

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

As of the date of this annual report, we have not received any notice from any authorities identifying our WFOE or the VIE as CIIOs or requiring us to go through cybersecurity review or network data security review by the CAC.   As the Cybersecurity Review Measures became effective and if the Security Administration Draft is enacted as proposed, we believe that the operations of our WFOE and the VIE and our listing will not be affected and that we are not subject to cybersecurity review and network data security review by the CAC, given that: (i) as companies that focuses on the research, development, manufacture, marketing and sales of TCMP, our WFOE and the VIE are unlikely to be classified as CIIOs by the PRC regulatory agencies; (ii) our WFOE and the VIE do not possess personal data of more than one million individual customers in the business operations as of the date of this annual report; and (iii) since our WFOE and the VIE are in the TCMP industry, data processed in our business is unlikely to have a bearing on national security and therefore is unlikely to be classified as core or important data by the authorities. There remains uncertainty, however, as to how the Cybersecurity Review Measures and the Security Administration Draft will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Security Administration Draft. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot guarantee, however, that we will not be subject to cybersecurity review and network data security review in the future. During such reviews, we may be required to suspend our operation or experience other disruptions to our operations. Cybersecurity review and network data security review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial conditions, and results of operations.

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

Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China, including those related to VIE. There are currently no relevant laws or regulations in the PRC that prohibit companies whose entity interests are within the PRC from listing on overseas stock exchanges. The VIE Agreements have not been tested in a court of law in China as of the date of this annual report. Although we believe that our corporate structure and contractual arrangements comply with current applicable PRC laws and regulations, in the event that PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to assert our contractual rights over the assets of the VIE, and our Ordinary Shares may decline in value or become worthless.

We may have difficulty in enforcing any rights we may have under the VIE Agreements in PRC.

As all of the VIE Agreements with Taizhou Suxuantang are governed by the PRC laws and provide for the resolution of disputes through arbitration in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in the United States. As a result, uncertainties in the PRC legal system could further limit our ability to enforce these VIE Agreements. Furthermore, these VIE Agreements may not be enforceable in China if PRC government authorities or courts take a view that such VIE Agreements contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event we are unable to enforce these VIE Agreements, we may not be able to exert effective control over Taizhou Suxuantang, and our ability to conduct our business may be materially and adversely affected. Our Ordinary Shares may decline in value or become worthless if we are unable to assert your contractual control rights over the assets of the VIE that conduct all or substantially all of our operations

It may be difficult for overseas shareholders and/or regulators to conduct investigation or collect evidence within China.

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

As an offshore holding company with PRC subsidiaries, we may transfer funds to our PRC subsidiaries or finance our operating entity by means of loans or capital contributions. Any capital contributions or loans that we, as an offshore entity, make to our Company’s PRC subsidiaries are subject to PRC regulations. Any loans to our PRC subsidiaries, which are foreign-invested enterprises, cannot exceed statutory limits based on the difference between the amount of our investments and registered capital in such subsidiaries, and shall be registered with China’s State Administration of Foreign Exchange (“SAFE”), or its local counterparts. Furthermore, any capital increase contributions we make to our PRC subsidiaries, which are foreign-invested enterprises, shall be approved by the MOF, or its local counterparts. We may not be able to obtain these government registrations or approvals on a timely basis, if at all. If we fail to obtain such approvals or make such registration, our ability to make equity contributions or provide loans to our Company’s PRC subsidiaries or to fund their operations may be negatively affected, which may adversely affect their liquidity and ability to fund their working capital and expansion projects and meet their obligations and commitments. As a result, our liquidity and our ability to fund and expand our business may be negatively affected.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We were incorporated in the British Virgin Islands on July 4, 2017. Our wholly owned subsidiary SXT HK was incorporated in Hong Kong on July 21, 2017. SXT HK in turn holds all the capital stocks of WFOE, a wholly foreign owned enterprise incorporated in China on October 13, 2017. WFOE, shareholders of Taizhou Suxuantang and Taizhou Suxuantang entered into a series of contractual arrangements, also known as VIE Agreements, on October 13, 2017. Pursuant to the VIE Agreements, WFOE is regarded as the primary beneficiary of Taizhou Suxuantang and we are able to consolidate the financial statements of Taizhou Suxuantang in accordance with U.S. GAAP. See “—C. Organizational Structure Chart—Contractual Agreements between WFOE and Taizhou Suxuantang.”

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

On January 3, 2019, our Ordinary Shares commenced trading on the Nasdaq Capital Market under the symbol of “SXTC.”

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

Through our subsidiaries and variable interest entities in China, we are an innovative pharmaceutical company based in China that focuses on the research, development, manufacture, marketing and sales of TCMP. TCMP is a type of Chinese Traditional Medicine (“TCM”) products that has been widely accepted by Chinese people for thousands of years. Throughout the decades of years, TCMP products’ origin, identification, prepared process, quality standard, indication, dosage and administration, precautions, and storage have been well documented, listed and specified in “China Pharmacopoeia” a state-governmental issued guidance on manufacturing TCMP. In recent years, TCMP industry enjoyed more rapid growth than any other segments of the pharmaceutical industry primarily due to the favorable government policies for the TCMP industry. Because of the favorable government policies, TCMP products do not have to go through rigorous clinical trials before commercialization. We currently sell three types of TCMP products: Advanced TCMP, Fine TCMP and Regular TCMP. Although all of our TCMP products are generic TCMP drugs and we did not change the medical effects of these products in any significant way, these products are innovative in terms of their unconventional administration. The complexity of the manufacturing process is what differentiates these types of products. Advanced TCMP typically has the highest quality because it requires specialized equipment and prepared processes to manufacture, and has to go through more manufacturing steps to produce than Fine TCMP and Regular TCMP. Fine TCMP is also manufactured with more refined ingredients than Regular TCMP.

As of the date of this annual report, we have developed and introduced a diverse range of products, which include 17 Advanced TCMPs that have been produced and marketed, 5 Fine TCMPs, 87 Regular TCMPs, 4 TCMHS solid beverages, and 26 raw medicinal materials. Advanced TCMP has gradually become our principal product due to its quality and greater market potential. For the fiscal year ended March 31, 2023, Advanced TCMP accounted for 33.3% of the total revenue, whereas Fine TCMP and Regular TCMP contributed 5.8% and 35.4% of the total revenue, respectively. For the fiscal year ended March 31, 2022, Advanced TCMP brought in 44.7% of the total revenue, whereas Fine TCMP and Regular TCMP each brought in 15.4% and 30.5% of the total revenue respectively. For the fiscal year ended March 31, 2021, Advanced TCMP brought in 37.1% of the total revenue, whereas Fine TCMP and Regular TCMP each brought in 12.1% and 30.4% of the total revenue respectively. Our Advanced TCMP includes 17 products, which can be further divided into 7 Directly-Oral-TCMP products, and 10 After-Soaking-Oral-TCMP products. Directly-Oral-TCMP, as the name suggests, has the advantage of being taken orally. After-Soak-Oral TCMP comes as a small, porous, sealed bag that can be immersed in boiling water to make an infusion. Our major Directly-Oral-TCMP are SanQiFen, CuYanHuSuo, XiaTianWu and LuXueJing; our major After-Soaking-Oral-TCMP are ChenXiang, SuMu, ChaoSuanZaoRen, and JiangXiang. For each principal product’s indications and year of commercialization, see “—Our Products.”

Taizhou Suxuantang, the VIE entity, was founded in 2005. Our net revenues decreased from $2,602,281 in fiscal year ended March 31, 2022 to $1,971,679 in fiscal year ended March 31, 2023, representing a decrease of 24%. Our net loss increased from $5,736,095 in fiscal year ended March 31, 2022 to $5,934,772 in fiscal year ended March 31, 2023, representing a slight increase of 3% of net loss during this period. Our net revenues decreased from $4,777,573 in fiscal year ended March 31, 2021 to $2,602,281 in fiscal year ended March 31, 2022, representing a decrease of 46%. Our net loss increased from $2,748,183 in fiscal year ended March 31, 2021 to $5,736,095 in fiscal year ended March 31, 2022, representing an increase of 109% during this period.

As of the date of this annual report, we own 12 Chinese registered trademarks related to our brand “Suxuantang.” In the near future, we plan to increase our efforts in cooperation with universities, research institutes, and R&D agents on joint R&D projects involving TCMP processing methods and quality standard, as well as the training of our researchers.

We have been focusing on the research and development of new Advanced TCMP products. As of the date of this annual report, there are four  invention patent applications that have been submitted to the State Intellectual Property Office of PRC and are under the substantive examination stages.

Our major customers are hospitals, especially TCM hospitals, primarily in the Jiangsu province in China. Another substantial part of our sales is made to pharmaceutical distributors, which then sell our products to hospitals and other healthcare distributors. As of March 31, 2023, our end-customer base includes 57 pharmaceutical companies, 14 chain pharmacies and 16 hospitals in 10 provinces and municipalities in China including Jiangsu, Hubei, Shandong, Hebei, Jiangxi, Guangdong, Anhui, Henan, Liaoning, and Fujian.

Permissions or Approval Required from the PRC Authorities for Our Operations and Listing

In order to operate our business activities currently conducted in China, our WFOE and the VIE are required to obtain a business license from the State Administration for Market Regulation (the “SAMR”). As of the date of this annual report, our WFOE and the VIE have obtained all the permissions which are required to obtain for their operations. Each of our WFOE and the VIE has obtained a valid business license from the SAMR, and no application for any such license has been denied.

In China, the production of TCMP must comply with the “Pharmaceutical Administration Law of PRC (2019 Revision)”, “GMP for drugs”, and “Good Supply Practice (“GSP”) for drugs”. Companies manufacturing and selling TCMP products must have the License: “Pharmaceutical Manufacturing Permit” and “TCM an approval throughout GMP compliance-inspection”. TCMP production companies that met both of the License Requirements within the scope of production and approval throughout GMP compliance-inspection will not be required to obtain National Medical Products Administration (“NMPA”, in lieu of CFDA effective on December 1, 2019) or local MPA approval before manufacturing their TCMP products and TCMP products are categorically exempted from being tested clinically because the effect of TCMP products are impossible to be tested clinically. As a result, TCMP products do not have the NMPA approval registration number, which is typically found in western medicine products. For more details, please see “—Regulations.”

TCMP also needs to follow national drug reference standard codified in Pharmacopoeia of the PRC (“Guidance”). The Guidance supplies critical information to TCMP manufacturers regarding origin of ingredients, description, identification, processing, assay, property and flavor, meridian tropism, actions, indications, administration and dosage, precautions and warnings and storage. For more details, please see “—Regulations.”

The VIE has obtained certificates, permits, and licenses required for the operation of a pharmaceutical enterprise and the manufacturing of pharmaceutical products in the PRC. We cannot assure you that the VIE can maintain all required licenses, permits and pass the GMP compliance-inspection to carry on its business at all times, and in the past from time to time it may have not been in compliance with all such required licenses, permits and pass the GMP compliance-inspection. For more details, please see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business—Our business requires a number of permits and licenses.”

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

As there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, we cannot assure you that we will be able to comply with new regulatory requirements relating to our future overseas capital-raising activities and we may become subject to more stringent requirements with respect to matters such as cross-border investigation, data privacy, and enforcement of legal claims. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The Opinions, the Trial Measures, and the revised Provisions recently issued by the PRC authorities may subject us to additional compliance requirements in the future.” Other than the foregoing, as of the date of this annual report, we are not aware of any PRC laws or regulations in effect requiring that we obtain permission from any PRC authorities to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction, or any regulatory objection to the listing and trading of our Ordinary Shares from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operations.

Transfers Between Our Company, Our Subsidiaries, and the VIE

As of the date of this annual report, our Company, SXT HK, WFOE, and the VIE have not distributed any earnings or settled any amounts owed under the VIE Agreements. Our Company, SXT HK, WFOE, and the VIE do not have any plan to distribute earnings or settle amounts owed under the VIE Agreements in the foreseeable future.

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

During the fiscal years ended March 31, 2023 and 2022, cash transfers and transfers of other assets between our Company, SXT HK, WFOE, and the VIE were as follows:

For the Year Ended March 31, 2023
No.	Transfer From	Transfer To	Approximate Value ($)	Note
1	SXT HK	WFOE	3,469,975
2	The Company	VIE	2,204,727
3	WFOE	VIE	452,323

For the Year Ended March 31, 2022
No.	Transfer From	Transfer To	Approximate Value ($)	Note
1	The Company	SXT HK	5,000,000
2	SXT HK	WFOE	4,069,982
3	WFOE	VIE	715,723

Dividends or Distributions Made to our Company and U.S. Investors and Tax Consequences

As of the date of this annual report, none of our subsidiaries or the VIE have made any dividends or distributions to our Company and our Company has not made any dividends or distributions to our shareholders.   We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. Subject to the passive foreign investment company (“PFIC”) rules, the gross amount of distributions we make to investors with respect to our Ordinary Shares (including the amount of any taxes withheld therefrom) will be taxable as a dividend, to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

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

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and trade and service-related foreign exchange transactions, can be made in foreign currencies, without prior approval of SAFE, by complying with certain procedural requirements. Specifically, without prior approval of SAFE, cash generated from the operations in PRC may be used to pay dividends to our Company. As of the date of this annual report, our WFOE has conducted the foreign exchange registration related to our Company under the existing PRC foreign exchange regulations, which enables our PRC subsidiary to legally distribute their earnings to our Company.

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

Our Products

We currently sell five types of TCMP products: Advanced TCMP, Fine TCMP, Regular TCMP, TCMHS Solid Beverages, and raw medicinal materials.

Advanced TCMP

Advanced TCMP typically has the highest quality because it requires specialized equipment to manufacture and has to go through more manufacturing steps to produce than Fine TCMP and Regular TCMP. Although Advanced TCMP has the same medicinal effects as Fine and Regular TCMP and cannot be considered a new type of medicine, Advanced TCMP is much easier to be taken since it does not require decoction. We have two types of Advanced TCMP depending on the way it is consumed, Directly-Oral-TCMP and After-Soaking-Oral-TCMP products.

Directly-Oral-TCMP

Directly-Oral-TCMP is a novel Advanced TCMP recently cataloged on Pharmaceutical GMP (version 2010) and China Pharmacopoeia (version 2020) Parts I and IV. The products, unlike Regular TCMP, can be taken orally without decocting. Following the principle of Directly-Oral-TCMP, we have established a new scientific and technological strategy and methods for the research and development of the direct-oral pharmaceutical TCMP products. Our products comply with the regulations of the NMPA and provincial MPA, as well as keep the principles of TCM. Our R&D results indicated that the Directly-Oral-TCMP products, in contrast to Regular TCMPs, have significant advantages in terms of preserving the quality of the TCM original ingredients, and being safer and easier to use.

After-Soaking-Oral TCMP

After-Soaking-Oral TCMP is another new type of Advanced TCMP, which can be taken after soaking with hot water without decocting. It is defined on China Pharmacopoeia (version 2020) Parts I and IV. Like the Directly-Oral-TCMP, we also have built a new scientific and technological strategy and methods for the R&D of the after-soaking orally pharmaceutical TCMP products. The products comply with the regulations of the NMPA and local MPA, as well as retain the principles of TCM. Like Directly-Oral-TCMP, our After-Soaking-Oral-TCMP provide the special features of being non-decocting, such as keeping NMPA-recognized TCM theoretic fundamental principles, preserving the quality of TCM original ingredients, increasing aqueous extracts to improve bioavailability for bioactive constitutes, and being easy to use and store.

Fine TCMP

We currently produce 5 Fine TCMP products for drug stores and hospitals. Our Fine TCMP products are manufactured manually from only high-quality authentic ingredients derived from their region of origin.

Regular TCMP

We currently manufacture almost 87   Regular TCMP products listed on China Pharmacopoeia (version 2020) Parts I and IV for hospitals and drug stores for the treatment of various diseases or serving as dietary supplements.

TCMHS Solid Beverages

We developed and commercially launched four solid beverage products in April 2019, as part of the Company’s TCM Homologous Supplements (“TCMHS”) products, a classification of health-supporting food used traditionally in China as TCM but which are also consumed as food. The solid beverages are a kind of granules produced through extraction of TCMHS materials.

We currently have a product-developed portfolio of 17 Advanced TCMP products which have been commercialized, 5 Fine TCMP products, 87 Regular TCMP products, and 26 raw medicinal materials   that address a wide variety of diseases and medical indications. All of our products have complied with quality, dosage, safety and efficacy standards of Chinese Pharmacopoeia and have been granted permits issued by the Jiangsu MPA based on product manufacturing scope described in the Pharmaceutical Product Permit and GMP certification, and most of our products are sold on a prescription basis. The following table summarizes the approved indications for our marketed TCMP and TCMHS products and the year in which each such product was first marketed to our distributors.

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

We believe we are well-positioned in a steadily growing industry in one of the fastest-growing economies in the world. We currently manufacture a number of advanced TCMP that were among the first to market in the PRC. Instead of requiring consumers that take TCMP to go through the rather complex decoction process before use, our advanced Chinese medicine products can be simply administered orally as tablets, capsules or liquids. We believe this innovative feature of our products has given us a competitive edge in the market. In addition, and unlike chemical entity medicines and Traditional Chinese Patent Medicine (“TCPM”, also known as “中成药” in Chinese) products which can only be sold to GSP-certified pharmaceutical distributors according to latest Guidelines on Perfecting Medicine Procurement of Public Hospitals in China, our TCMP products can also be sold directly to hospitals. We expect to continue to gain additional competitive advantages through the growing pipeline of new TCMP products. Our diverse portfolio of products and our new product pipelines include products for high-incidence and high-mortality conditions in the PRC, such as cardiovascular, central nervous system (“CNS”), infectious, and digestive diseases.

Our Suppliers, Customers and Distributors

We believe we have a well-functioning production and sales network. Our current Chinese medicine product portfolio is comprised of both prescription drugs and supplements. We have 5 major suppliers located in Anhui province in China, one of the largest TCM markets in China, and other major suppliers in provinces such as Anhui, Qinghai, Gansu and Yunnan.   We have long-term relationship with these suppliers, who supply raw materials of genuine TCM for our production process.

Our major customers are hospitals, especially TCM hospitals primarily in the Jiangsu and Liaoning provinces in China and pharmaceutical wholesalers. The wholesalers distribute our products to hospitals and other healthcare distributors such as Jiuzhoutong Pharmaceutical Co. Ltd. As of March 31, 2023, our end-customer base includes 57 pharmaceutical companies, 14 chain pharmacies and 16 hospitals in 10 provinces and municipalities in China including Jiangsu, Hubei, Shandong, Guangdong, Liaoning, Anhui, Henan, Jiangxi, Fujian, and Hebei.

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

Research and Development

We devote substantial resources to the research and development of new products, which do not require additional approval from regulatory agencies unless the products are TCMPs. We have submitted 8 patent application and 4 invention patent applications with the State Intellectual Property Office of the PRC, all of which are under the substantive examination stage. All of these patents are preparation process patents, which do not involve new products.

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

We believe our R&D team holds a leading position in the R&D field of Advanced TCMP products based on our market analysis of our [19] Advanced TCMP. We will continue to sharpen our advantages and expect to develop new Advanced TCMP products in the foreseeable future.

Under the administration and regulation of the NMPA, a new TCMP product is subject to GMP requirements to comply with corresponding standards of Chinese Pharmacopeia (Version 2020) Parts I and Part IV before it can be sold commercially without clinic trails and any additional approval from the NMPA. As of the date of this annual report, we have developed 7 Directly-Oral-TCMP and 10 After-Soaking-Oral-TCMP products which   are commercially marketed all of those to pharmaceutical distributors/hospitals.

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

We extended our production facility for lyophilization processing, also known as freeze drying, and received a new Pharmaceutical Manufacturing Permit with a new production scope of lyphilization processing from Jiangsu Province MPA on June 1, 2021. This lypohilization processing allows us to utilize the lyophilization technology for production of our products, especially Directly-Oral-TCMPs and After-Soaking-Oral-TCMPs, which contain temperature-sensitive components.

The lyophilization process is freezing materials or products and then removing the frozen water by sublimation (so ice turns directly into vapor leaving out the liquid phase). After going through the lyophilization process, materials or products become e loose and fragile, as a result, remarkably improving their aqueous solubility. Also, this process can make materials or products dryer, which can extend our products’ shelf life. More importantly, it can keep the original ingredients materials or products under frozen-drying condition. Our Directly-Oral-TCMP, Luxuejing, which is made from fresh bloods of Cuerus nippon can enjoy such advantages provided by lyophilization process and have better quality.

As of the date of this annual report, we have successfully developed four solid beverage products.

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

Manufacturing

Regularly, raw materials used in the production of TCMP, primarily medicinal plants, first go through a purifying process, during which raw materials are selected, cut, rinsed and dried. Processed raw materials then go through a series of extraction processes that involve mixing with solvents, soaking, stewing, drying and grinding. Materials extracted from the plants are then processed into various dosage forms such as capsules, tablets, syrups, tinctures and granules. In the past, many steps in the manufacturing of TCMP were performed manually, with limited assistance from modern production equipment, which resulted in a lack of quality and dosage consistency; such manual processing also resulted in lengthy production cycles. We refined the traditional labor intensive manufacturing process to employ modern technology and production equipment to help us improve the quality of our products and to increase manufacturing yield. We use two unique manufacturing methods:

1.	High-Energy Electron Beam Sterilization Method

E-beam processing or electron irradiation is a process that involves using beta radiation, usually of high energy, to treat an object for a variety of purposes. E-beam processing has the ability to break the chains of DNA in living organisms, such as bacteria, resulting in microbial death and rendering the space they inhabit sterile. E-beam processing has been used for the sterilization of medical products and aseptic packaging materials for foods as well as disinfestation, the elimination of live insects from grain, tobacco, and other unprocessed bulk crops.

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

China National People’s Congress promulgated a new Pharmaceutical Administration Law of PRC, and was effective as of December 1, 2019. NMPA is the new agency that replaced CFDA. The pharmaceutical GMP compliance-inspection replaced the “Pharmaceutical Certificate”. As a result, pharmaceutical manufacturers are required to obtain a “Pharmaceutical Manufacturing Permit” and pass pharmaceutical GMP compliance-inspection

Besides the strict pharmaceutical GMP requirements, TCMP manufacturers also need to obtain pharmaceutical product manufacturing permit specifically tailored to manufacturing of TCMP products.

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

Good Manufacturing Practice. A pharmaceutical manufacturer must meet the GMP requirements and standards for each of its production facilities in China for each form of pharmaceutical product it produces. GMP requirements and standards include staff qualifications, production premises and facilities, equipment, raw materials, environmental hygiene, production management, quality control and customer complaint administration. If a manufacturer fails to meet the GMP requirements and standards in the NMPA non-scheduled compliance-inspection, it may be suspended the Pharmaceutical Manufacturing Permit by the NMPA.

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

Our Competitive Advantages

We believe our principal competitive strengths are as follows:

Recognized Brand Name

“Suxuangtang” (苏轩堂), which has over 270 years of history, is a well-known TCM brand in China, especially in Eastern China. Because of its brand recognition, Suxuantang has received numerous awards from the local government such as the Jiangsu Taizhou Famous Product Award and Well-known Brand Trademark granted by the government of Taizhou city. To some, Suxuangtang is more than just a TCM brand; it is a symbol of tradition and culture, which Chinese customers value deeply. Suxuangtang is also widely recognized by the industry as one of the three most famous TCM brands; the other two are “Hui Chun Tang” (回春堂) and “Tong Ren Tang” (同仁堂). Suxuangtang is a household brand in Jiangsu province, having originated there and being well recognized in provinces nearby, such as Hubei, Shandong, Anhui, where our products have been widely used and their curative effects proven. Our Fine and Regular TCMP products have been in pharmaceutical markets such as hospitals and drug stores for decades, and received steady and consistent positive feedbacks from our customers. As a result, we believe the curative effects of our products have been firmly demonstrated.

Ready to Use TCMPs

Unlike most TCMPs in the market that have to be prepared as decoction before use, our innovative Directly-Oral-TCMPs and After-Soaking-Oral-TCMPs can be easily dissolved or infused in hot water without requiring lengthy preparation. This feature sets us apart from our peers and makes our products more appealing to our customers.

Complete Permits to Produce Advanced TCMP Products

We have the Pharmaceutical Manufacturing Permit and pharmaceutical GMP Certificates, both the Permit and the Certificate with the scope of Directly-Oral-TCMP authorized by Jiangsu provincial MPA, to produce After-Soaking-Oral-TCMPs, Directly-Oral-TCMPs, Fine TCMPs and Regular TCMPs and there is no need to apply for additional permits from Jiangsu Food and Drug Commission in order to manufacture or sell our products. In China, TCMP companies are treated differently from other pharmaceutical companies manufacturing western drugs and TCPM. Both western drugs and TCPM are required to go through clinical trials and obtain clinical trial approval, whereas TCMP products have no such requirement. Once a TCM company obtains the Pharmaceutical Manufacturing Permit and GMP Certificate, it can begin manufacturing its products immediately. Currently, very few TCM companies in China have both the permit and the certificate with the scope required to produce TCMP, and Directly-Oral and After-Soaking-Oral products.

Strong Research and Development Capability

We believe that our research and development capabilities allow us to create innovative TCMP that fulfill our customers’ needs. Although all of our TCMP products are generic TCMP drugs and, these products are innovative in terms of their conventional administration. Our advance TCMPs come in the form of powders or sachets, which make oral administration easier for our customers. This improvement is significant because otherwise TCMP have to be prepared through decoction before use, which has proven to be both inconvenient and overly complex for customers. Our research and development team has demonstrated its success in use of the sophisticated research strategies and modern technologies to develop TCMP products with innovative features that lend us an edge over our major competitors. We have established a strong research and development team of 15 dedicated researchers as of March 31, 2023. Our R&D Team has successfully developed multiple modernized TCMPs, many of which have already been directly commercialized with our Pharmaceutical Manufacturing Permit, the Pharmaceutical GMP requirements and standards, and China Pharmacopoeia without the need for additional approvals or registrations by the regulatory authorities.

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

Employees

As of March 31, 2023, we had a total of 78 full-time employees and no part-time employee. The following table sets forth the breakdown of our employees as of March 31, 2023 by function:

	Number of Employees	% of Total
Function
Technology and Development	15	19%
Risk Management	2	3%
Operations, Sales and Marketing	8	10%
Product Development	29	37%
General and Administrative	24	31%
Total	78	100%

As required by PRC regulations, we participate in various government statutory employee benefit plans, including social insurance funds, namely a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. As of the date of this annual report, we have made adequate employee benefit payments. However, if we were found by the relevant authorities that we failed to make adequate payment, we may be required to make up the contributions for these plans as well as to pay late fees and fines.

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

The regulatory system, known as the “Traditional Chinese Medicine Pieces System.” provides sole guidance on TCMP production in the following aspects:

The production of TCMP must comply with the “Pharmaceutical Administration Law of PRC (2019 Revision)”, “GMP for drugs”, and “GSP for drugs”. Companies manufacturing and selling TCMP products must have the License: “Pharmaceutical Manufacturing Permit” and “TCM an approval throughout GMP compliance-inspection”. TCMP production companies that met both of the License Requirements within the scope of production and approval throughout GMP compliance-inspection will not be required to obtain NMPA (in lieu of CFDA effective on December 1, 2019) or local MPA approval before manufacturing their TCMP products and TCMP products are categorically exempted from being tested clinically because the effect of TCMP products are impossible to be tested clinically. As a result, TCMP products do not have the NMPA approval registration number, which is typically found in western medicine products.

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

All TCMP (not TCPM) products as medicine are administrated separately by NMPA. Without clinical trial application, the TCMP medicines are registered and approved by the NMPA based on manufacturer’s Pharmaceutical Manufacturing Permit before they can be manufactured and sold. A TCMP manufacturer manufactures only the TCMP products of scope approved by NMPA described on both Pharmaceutical Manufacturing Permit and GMP requirements and standards. For example, Directly-Oral-TCMP products are not subjected to manufacture without the directly oral TCMP term appeared on the Permit. The TCMP production and quality standard must comply with corresponding TCM and sections on the Pharmacopeia of the PRC.

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

China National People’s Congress promulgated a new revision “Pharmaceutical Administration Law of PRC (2019 Revision), and was effective as of December 1, 2019. NMPA is the new agency that replaced CFDA. The pharmaceutical GMP inspection without notification has replaced the “Pharmaceutical GMP Certificate”. As a result, pharmaceutical manufacturers are required to obtain a valid “Pharmaceutical Manufacturing Permit”.

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

We have two products not listed on national Medicare Insurance Catalogue, which are Directly-Oral products LuXueJing (which is listed on Medicare Insurance Catalogue of Jiangsu and Guangzhou provinces) and XueJie (powders). The revenue attributable to LuXueJing were $977,610 (RMB 6,631,521), $449,975 (RMB 2,887,939) and $481,431 (RMB 3,298,573) for the years ended March 31, 2021, 2022 and 2023, respectively. The revenue attributable to Xuejie powders is $7,033 (RMB 47,706), $1,660 (RMB 10,657) and $7,818 (RMB 53,566) for the years ended March 31, 2021, 2022 and 2023, respectively.

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

C. Organizational Structure Chart

The following diagram illustrates our corporate structure, including our subsidiaries and consolidated affiliated entities, as of the date of this annual report:

Contractual Arrangements between WFOE and Taizhou Suxuantang

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

This section contains forward-looking statements. These forward-looking statements are subject to various factors, risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Further, as a result of these factors, risks and uncertainties, the forward-looking events may not occur. Relevant factors, risks and uncertainties include, but are not limited to, those discussed in the section entitled “Business,” “Risk Factors” and elsewhere in this Form 20-F. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management’s beliefs and opinions as of the date of this annual report on Form 20-F. We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new Information, future events or otherwise. See “Forward-Looking Statements.”

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

Our past operating results are not an accurate indication of the lines of business we are principally engaged in currently. Thus, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in evolving markets rather than typical companies of our age. Some of these risks and uncertainties relate to our ability to:

●	attract additional customers and increased spending per customer;

●	increase awareness of our brand and develop customer loyalty;

●	respond to competitive market conditions;

●	respond to changes in our regulatory environment;

●	manage risks associated with intellectual property rights;

●	maintain effective control of our costs and expenses;

●	raise sufficient capital to sustain and expand our business;

●	attract, retain and motivate qualified personnel; and

●	upgrade our technology to support additional research and development of new products.

Results of Operations for the Year Ended March 31, 2023 Compared to the Year Ended March 31, 2022

	For the Years Ended March 31,		Change
	2023	2022	Amount	%
Revenues	$1,971,679	$2,602,281	$(630,602)	(24)
Cost of revenues	(1,545,408)	(1,350,638)	(194,770)	14
Gross profit	426,271	1,251,643	(825,372)	(66)

Selling expenses	(387,452)	(924,538)	537,086	(58)
General and administrative expenses	(5,646,328)	(5,516,778)	(129,550)	2
Total operating expenses	(6,033,780)	(6,441,316)	407,536	(6)

Loss from operations	(5,607,509)	(5,189,673)	(417,836)	8

Interest expense, net	(476,776)	(36,695)	(440,081)	1,199
Other income (expenses), net	149,513	(181,581)	331,094	(182)
Total other expenses, net	(327,263)	(218,276)	(108,987)	50

Loss before income taxes expense	(5,934,772)	(5,407,949)	(526,823)	10
Provision (Benefit) for income taxes	-	328,146	328,146	(100)
Net Loss	$(5,934,772)	$(5,736,095)	$(198,677)	3

Revenues

We generated revenues primarily from manufacture and sales of three types of TCMP products: Advanced TCMP, Fine TCMP, Regular TCMP, TCMHS products and raw medicinal materials. TCMHS is a classification of health-supporting food used traditionally in China as TCM but which are also consumed as food. As compared with the year ended March 31, 2022, our total revenues decreased by $630,602, or 24%, for the year ended March 31, 2023. The decrease was primarily due to the effect of the continuous lockdown for COVID-19 during the calendar year of 2023.

The following table sets forth the breakdown of revenues by revenue source for each period presented:

	For the Years Ended March 31,		Change
	2023	2022	Amount	%
Advanced TCMP	$656,942	1,163,122	$(506,180)	(44)
Fine TCMP	114,794	399,770	(284,976)	(71)
Regular TCMP	697,518	793,430	(95,912)	(12)
Raw medicinal materials	502,425	-	502,425	100
TCMHS	-	245,959	(245,959)	(100)
Total revenues	$1,971,679	$2,602,281	$(630,602)	(24)

Advanced TCMP

Advanced TCMP is comprised of seven Directly-Oral-TCMP and ten After-Soaking-Oral-TCMP. Both Directly Oral TCMP and After-soaking-oral TCMP are new types of Advanced TCMP.

Revenue from Advanced TCMP accounted for 33% and 45% of the revenue recognized during the years ended March 31, 2023 and 2022, respectively. As compared with the year ended March 31, 2022, our revenue from Advanced TCMP decreased by $506,180, or 44%, for the year ended March 31, 2023. The decrease was primarily due to the continuous lockdown in China in the calendar year of 2022, which adversely affected the production and distribution of our products. Additionally, as part of our marketing strategy to maintain our market share, we reduced the price of our Advanced TCMP products.

Fine TCMP

We currently produce over 10 Fine TCMP products for drug stores and hospitals. Our Fine TCMP products are manufactured manually from only high-quality authentic ingredients derived from their region of origin.

Revenue from Fine TCMP accounted for 6% and 15% of the revenue recognized during the years ended March 31, 2023 and 2022. As compared with the year ended March 31, 2022, our revenue from Fine TCMP decreased by $284,976, or 71% for the year ended March 31, 2023. The decrease was primarily attributable to the continuous lockdown in China, which impacted the operation of pharmaceutical stores, the main sale channel for fine TCMP products. Additionally, our decided to discontinue cooperation with some clients in the sales of fine TCMP, as the purchase price of raw materials surged during the year ended March 31, 2023.

Regular TCMP

We currently manufacture 235 Regular TCMP products listed on China Pharmacopoeia (version 2020) Parts I and IV for hospitals and drug stores in treatment of various diseases or serving as dietary supplements.

Revenue from Regular TCMP accounted for 35% and 30% of the revenue recognized during the years ended March 31, 2023 and 2022, respectively. Revenue from Regular TCMP products decreased by $95,912, or 12%, to $697,518 for the year ended March 31, 2023 from $793,430 for the year ended March 31, 2022. The decrease in revenue from Regular TCMP products is due to the continuous lockdown in China, which affected the production and distribution of our products. Additionally, the portion of revenue from Regular TCMP products of our total revenue also decreased because of the new sales of raw medicinal materials during the year ended March 31, 2023.

TCMHS Solid Beverages

Four solid beverage products as part of the Company’s TCMHS products were developed and commercially launched in April 2019 and generated revenue of $0 and $245,959 for the years ended March 31, 2023 and 2022, respectively. As compared with the year ended March 31, 2022, our revenue from TCMHS products decreased by $245,959, or 100% for the year ended March 31, 2023. The decrease was primarily due to the unfavorable condition of the market. For the year ended March 31, 2023, we decided to suspend our production and sales of TCMHS products and develop new product lines in the near future.

Raw medicinal materials

For the year ended March 31, 2023, we generated revenue from sales of raw medicinal materials of $502,425, which represented 25% of our total revenue. As the market demand for our products has declined for several years, we sold some of the raw medicinal materials to increase our sales and revitalize our current assets.

Gross Profit

Cost of revenues primarily includes cost of materials, direct labors, overhead, and other related incidental expenses that are directly attributable to the Company’s principal operations. Total cost of revenue increased by $194,770, or 14%, to $1,545,408 for the year ended March 31, 2023 from $1,350,638 for the year ended March 31, 2022. The reason that cost of revenues did not decrease comparatively with the revenue was mainly because of the increase in the purchasing price of raw materials, and fixed costs such as the depreciation of our property, plant and equipment and direct labor cost. For the years ended March 31, 2023 and 2022, the Company had abnormal capacity due to unexpected product demand reductions, and a partial of the fixed overhead was recorded in general and administrative expenses instead of in cost of revenues.

Gross profit decreased by $825,372, or 66%, to $ 426,271 for the year ended March 31, 2023 from $1,251,643 for the year ended March 31, 2022. Gross margin was 21.6% for the year ended March 31, 2023, compared to 48.1% for the year ended March 31, 2022. The significant decrease in our gross margin is mainly due to the decrease in our sales of products affected by the continuous lockdown in China for the year ended March 31, 2023, the decrease in sales price of our LuXuejing product, the low gross margin of raw medicinal materials, and the increase in purchasing prices of our raw materials.

Selling expenses

Selling expenses primarily consisted of sales staff payroll and welfare expenses, travelling expenses, advertisement expenses, distribution expenses. The selling expenses decreased from $924,538 for the year ended March 31, 2022 to $387,452 for the year ended March 31, 2023, representing a decrease of $537,086, or 58%. The decrease in selling expenses was mainly due to lower marketing and advertising expenses and shipping and handling expenses, resulting from the decline in our revenues.

General and administrative expenses

General and administrative expenses primarily consisted of staff payroll and welfare expenses, research and development expenses, entertainment expenses, travelling expenses, depreciation and amortization expenses for administrative purposes, office supply expenses, bad debt expenses and impairment expenses. The general and administrative expenses increased from $5,516,778 for the year ended March 31, 2022 to $5,646,328 for the year ended March 31, 2023, representing a slight increase of $129,550, or 2%. General and administrative expenses for the year ended March 31, 2023 mainly consisted of bad debt provision for accounts receivable of $820,352, bad debt provision for prepayment, receivable and other current assets of $474,342, bad debt provision for loan receivable and accrued interest of $1,581,000, and impairment expense for construction in progress of $349,390. General and administrative expenses for the year ended March 31, 2022 mainly consisted of payroll expenses of $2,334,397 recorded related to the equity incentive plan and bad debt provision for accounts receivable of $477,299. For the years ended March 31, 2023 and 2022, the Company had abnormal capacity due to unexpected product demand reductions, and fixed overhead of $157,028 and $67,096 were recorded in general and administrative expenses instead of in cost of revenues, respectively. For the years ended March 31, 2023 and 2022, payroll expenses of $1,151,466 and $2,979,374 were recorded in general and administrative expenses.

Other income (expense), net

Interest expenses, net for the year ended March 31, 2023 mainly consisted of accretion of finance costs and interest expenses related to the Convertible Notes we issued on March 16, 2022, December 19, 2022 and March 7, 2023, and interest expenses from our borrowings from banks and various individuals. For the year ended March 31, 2023, we recorded amortization of issuance cost and debt discount of $335,654 and interest expenses of $130,282 for the Convertible Notes. For the year ended March 31, 2023, we recorded interest expenses of $10,840 for the other borrowings from banks and individuals.

Interest expenses, net for the year ended March 31, 2022 mainly consisted of accretion of finance cost and interest expense related to the Convertible Note we issued on March 16, 2022. For the year ended March 31, 2022, the Company recorded amortization of issuance cost and debt discount of $29,926 and interest expense of $7,020 for the Convertible Notes.

Other income for the year ended March 31, 2023 mainly consisted of other non-operating income of $156,914 and other non-operating expenses of $7,401. Other expenses for the year ended March 31, 2022 mainly consisted of other non-operating income of $164,013 and other non-operating expenses of $345,593.

Income tax expense (benefit)

Income tax expense (benefit) represented current and deferred income tax expenses or benefits derived from income before taxes generated by Suxuantang, the variable interest entity of the Company. As compared with the year ended March 31, 2022, the income tax expense for the year ended March 31, 2023 decreased by $328,146, or 100%. The current income tax expenses of Nil and Nil for the years ended March 31, 2023 and 2022 were mainly due to the loss before corporate income taxes of the Company and its subsidiaries and the VIE entity. Deferred income tax expenses for the years ended March 31, 2023 and 2022 were Nil and $328,146, respectively.

Net loss

As a result of the foregoing, net loss for the year ended March 31, 2023 was $5,934,772, representing a slight increase of $198,677, or 3%, from net loss of $5,736,095 for the year ended March 31, 2022. The increase in net loss was mainly due to the decrease in our revenues and gross profit.

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

Liquidity and Capital Resources

Consolidation

The Company provides all of its products in China via the VIE of the Company, due to PRC legal restrictions of foreign ownership on certain sectors. WFOE, shareholders of Taizhou Suxuantang and Taizhou Suxuantang entered into a series of contractual arrangements, also known as VIE Agreements, on October 13, 2017. Pursuant to the VIE Agreements, WFOE is regarded as the primary beneficiary of Taizhou Suxuantang and we are able to consolidate the financial statements of Taizhou Suxuantang in accordance with U.S. GAAP.

Total assets and liabilities presented on the Company’s consolidated balance sheets, along with the revenue, expenses, and net income shown on the consolidated statement of operations and comprehensive income, as well as the cash flows from operating, investing and financing activities presented on the consolidated statement of cash flows, all substantially present the financial position, operation and cash flow of the VIE. As of March 31, 2023, our VIE accounted for an aggregate of 97% and 75% of our total assets and total liabilities, respectively. As of March 31, 2022, our VIE accounted for an aggregate of 85% and 85% of our total assets and total liabilities, respectively. As of March 31, 2023 and 2022, $16,735,938 and $14,217,855 of cash and cash equivalents were denominated in RMB, respectively.

The following is a selected condensed consolidating schedule depicting the financial position as of March 31, 2023 and 2022, cash flows and results of operations for the years ended March 31, 2023 and 2022 for our Company, our subsidiaries, the VIE and corresponding eliminating adjustments.

Selected Condensed Consolidation Schedule of Balance Sheet

As of March 31, 2023

	Parent and Hong Kong	WFOE	VIE	Elimination and Reclassification	Consolidated
Cash	$632,540	$177,420	$16,558,518	$-	17,368,478
Intercompany receivables	2,244,727	2,943,477	-	(5,188,204)	-
Total Current Assets	3,031,436	3,170,114	18,507,901	(5,188,204)	19,521,247
Investment in Subsidiaries	7,939,957	-	-	(7,939,957)	-
Total Non-current Assets	7,939,957	-	10,032,809	(7,939,957)	10,032,809
Intercompany payables	-	-	5,188,204	(5,188,204)	-
Total Liabilities	3,667,315	102,656	16,280,994	(5,188,204)	14,862,761
Total Shareholders’ Equity	7,304,078	3,067,458	12,259,716	(7,939,957)	14,691,295

Selected Condensed Consolidation Schedule of Comprehensive Loss

For the year ended March 31, 2023

	Parent and Hong Kong	WFOE	VIE	Elimination and Reclassification	Consolidated
Revenues	$-	$-	$1,971,679	$-	1,971,679
Cost of revenues	-	-	(1,545,408)	-	(1,545,408)
Gross profit	-	-	426,271	-	426,271
Total operating expenses	(2,889,348)	(525)	(3,143,907)	-	(6,033,780)
Loss from operations	(2,889,348)	(525)	(2,717,636)	-	(5,607,509)
Net loss	(3,357,186)	(628)	(2,576,958)	-	(5,934,772)
Total Comprehensive Loss	(3,357,186)	(628)	(3,730,671)	-	(7,088,485)

Selected Condensed Consolidation Schedule of Cash Flows

For the year ended March 31, 2023

	Parent and Hong Kong	WFOE	VIE	Elimination and Reclassification	Consolidated
Net cash (used in) provided by operating activities	$(483,882)	$(15,525)	$418,650	$-	(80,757)
Net cash used in investing activities	-	-	(12,303)	-	(12,303)
Net cash (used in) provided by financing activities	(189,945)	192,629	2,938,918	-	2,941,602

Selected Condensed Consolidation Schedule of Balance Sheet

As of March 31, 2022

	Parent and Hong Kong	WFOE	VIE	Elimination and Reclassification	Consolidated
Cash	$1,306,367	$790	$14,217,165	$-	15,524,322
Intercompany receivables	40,000	2,491,154	-	(2,531,154)	-
Total Current Assets	3,112,037	4,394,294	17,476,678	(2,531,154)	22,451,855
Investment in Subsidiaries	4,469,982	-	-	(4,469,982)	-
Total Non-current Assets	4,649,982	-	10,914,418	(4,469,982)	11,094,418
Intercompany payables	-	-	2,531,154	(2,531,154)	-
Total Liabilities	2,455,826	74,782	17,122,111	(2,531,154)	17,121,565
Total Shareholders’ Equity	5,306,193	4,319,512	11,268,985	(4,469,982)	16,424,708

Selected Condensed Consolidation Schedule of Comprehensive Loss

For the year ended March 31, 2022

	Parent and Hong Kong	WFOE	VIE	Elimination and Reclassification	Consolidated
Revenues	$-	$-	$2,602,281	$-	2,602,281
Cost of revenues	-	-	(1,350,638)	-	(1,350,638)
Gross profit	-	-	1,251,643	-	1,251,643
Total operating expenses	(2,637,502)	-	(3,803,814)	-	(6,441,316)
Loss from operations	(2,637,502)	-	(2,552,171)	-	(5,189,673)
Net loss	(2,674,446)	(193)	(3,061,456)	-	(5,736,095)
Total Comprehensive Loss	(2,674,446)	(193)	(2,633,100)	-	(5,307,739)

Selected Condensed Consolidation Schedule of Cash Flows

For the year ended March 31, 2022

	Parent and Hong Kong	WFOE	VIE	Elimination and Reclassification	Consolidated
Net cash (used in) provided by operating activities	$(106,787)	$73,630	$301,450	$-	268,293
Net cash used in investing activities	-	-	(46,909)	-	(46,909)
Net cash provided (used in) by financing activities	1,406,681	(13,726)	202,185	-	1,595,140

As of the date of this annual report, we have financed our operations primarily through shareholder capital contributions, shareholder loans, and cash flow from operations. This has resulted in a cash and cash equivalents balance of $17,368,478 as of March 31, 2023, as compared to $15,524,322 as of March 31, 2022. We primarily hold our excess unrestricted cash in short-term interest-bearing bank accounts at financial institutions. As of March 31, 2023, we had a balance of $5,203,762 due to related parties, which we expect to repay using our cash and cash equivalents.

We reported net losses of $5,934,772, $5,736,095, and $2,748,183 for the years ended March 31, 2023, 2022 and 2021, respectively. We had accumulated deficits of $21,613,133 and $15,688,278 as of March 31, 2023 and 2022, respectively. We used funds in operating activities of $80,757 and $1,316,561 for the years ended March 31, 2023 and 2021, and generated funds in operating activities of $268,293 for the year ended March 31, 2022, respectively. In addition, we have suffered a continuous decline in revenue for the years ended March 31, 2023, 2022, and 2021. These factors raise substantial doubt about our ability to continue as a going concern.

We are in the process in building our customer base to generate increasing revenues as well as cutting expenses, and we are seeking to raise capital through additional debt from equity financings to fund our operations for the next 12 months.

	For the years ended March 31,
	2023	2022	2021
Net cash (used in) provided by operating activities	$(80,757)	$268,293	(1,316,561)
Net cash used in investing activities	(12,303)	(46,909)	(5,805,519)
Net cash provided by financing activities	2,941,602	1,595,140	12,409,487
Effect of exchange rate changes on cash and cash equivalents	(1,049,683)	394,120	784,536
Net increase in cash, cash equivalents and restricted cash	1,798,859	2,210,644	6,071,943
Cash, cash equivalents and restricted cash at beginning of year	15,569,619	13,358,975	7,287,032
Cash, cash equivalents and restricted cash at end of year	$17,368,478	$15,569,619	13,358,975

Cash Flow in Operating Activities

For the year ended March 31, 2023, net cash used in operating activities was $80,757, as compared to net cash provided by operating activities of $268,293 for the year ended March 31, 2022, representing a decrease in cash inflow of $349,050. The decrease in cash inflow in operating activities primarily resulted from the change of the following accounts:

a)	A net loss for the year ended March 31, 2023 of $5,934,772, compared with a net loss of $5,736,095 for the year ended March 31, 2022. Excluding the adjustments of non-cash items, the net losses for the year ended March 31, 2023 and 2022 were $1,496,267 and $1,634,769, respectively. This represents an increase in cash inflow of $138,502 for the year ended March 31, 2023, compared with the year ended March 31, 2022.

b)	Change in inventory was $0.41 million net cash inflow for the year ended March 31, 2023. For the year ended March 31, 2022, the change in inventory was $0.18 million net cash outflow, which led to a $0.59 million increase in net cash inflow from operating activities.

c)	Change in advance to suppliers was $138 net cash inflow for the year ended March 31, 2023. For the year ended March 31, 2022, the change in advance to suppliers was $0.48 million net cash inflow, which led to a $0.48 million decrease in net cash inflow from operating activities.

d)	Change in prepayments, receivables and other current assets was $0.05 million net cash inflow for the year ended March 31, 2023. For the year ended March 31, 2022, the change in prepayments, receivables and other current assets was $1.02 million net cash inflow, which led to a $0.97 million decrease in net cash inflow from operating activities.

e)	Change in refund liabilities was $1,380 net cash outflow for the year ended March 31, 2023. For the year ended March 31, 2022, the change in refund liabilities was $0.36 million net cash outflow, which led to a $0.36 million decrease in net cash outflow from operating activities.

f)	Change in advance from customers was $0.09 million net cash inflow for the year ended March 31, 2023. For the year ended March 31, 2022, the change in advance from customers was $0.19 million net cash outflow, which led to a $0.28 million increase in net cash inflow from operating activities.

g)	Change in accrued expenses and other current liabilities was $0.05 million net cash outflow for the year ended March 31, 2023. For the year ended March 31, 2022, the change in accrued expenses and other current liabilities was $0.38 million net cash inflow, which led to a $0.43 million decrease in net cash inflow from operating activities.

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

Cash Flow in Investing Activities

We had net cash used in investing activities of $12,303 for the year ended March 31, 2023, which primarily consisted of the purchase of property, plant and equipment of $70,684, and cash received from Huangshan Panjie Investment Management Co., Ltd. of $58,381.

We had net cash used in investing activities of $46,909 for the year ended March 31, 2022, which primarily consisted of purchase of property, plant and equipment of $60,932, capital expenditure in construction in process of $1,558, and cash received from Huangshan Panjie Investment Management Co., Ltd. of $15,581.

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

Cash Flow in Financing Activities

For the year ended March 31, 2023, the net cash provided by financing activities was $2,941,602, which was primarily attributable to net proceeds from the issuance of convertible notes of $3,289,930 (gross proceeds of $3,721,667 and debt issuance cost of $431,737), net proceeds from shares purchase agreements of $2,194,827, and proceeds from borrowing from banks and individuals of $309,417, net by repayment to amounts due from related parties of $2,826,466, and repayment of principal and interest of bank loans of $26,106.

For the year ended March 31, 2022, the net cash provided by financing activities was $1,595,140, which was primarily attributable to net proceeds from the 2022 convertible note of $2,356,557 (gross proceeds of $2,804,848 and debt issuance cost of $448,291), and net proceeds from the 2022 public offering of $3,115,106, net by repayment to amounts due from related parties of $3,813,468, payment related to equity incentive plan of $30,000, and repayment of principal and interest of bank loans of $33,055.

For the year ended March 31, 2021, the net cash provided by financing activities was $12,409,487, which was primarily attributable to repayment of principal and interest of Convertible Notes of $82,939, cash received from related parties of $12,534,433, and repayment of principal and interest of bank loans of $42,007.

Going Concern

The accompanying consolidated financial statements for the years ended March 31, 2023 and 2022 have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.

As reflected in the accompanying consolidated financial statements, we reported net losses of $5,934,772, $5,736,095, and $2,748,183 for the years ended March 31, 2023, 2022 and 2021, respectively. We had accumulated deficits of $21,613,133 and $15,688,278 as of March 31, 2023 and 2022, respectively. We used funds in operating activities of $80,757 and $1,316,561 for the years ended March 31, 2023 and 2021, and generated funds in operating activities of $268,293 for the year ended March 31, 2022, respectively. In addition, we have suffered a continuous decline in revenue for the years ended March 31, 2023, 2022, and 2021. These factors raise substantial doubt about our ability to continue as a going concern.

We are in the process of building our customer base to generate more revenues as well as cutting expenses, and we are seeking to raise capital through additional debt from equity financings to fund our operations. However, there can be no assurance that these plans and arrangements will be sufficient to fund our ongoing capital expenditure, working capital, and other requirements. The accompanying consolidated financial statements do not include any adjustments related to the recoverability or classification of asset and the amounts or classification of liabilities that may result from the outcome of this uncertainty. If the going concern assumption is not appropriate, material adjustments to the financial statements could be required.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Related Parties and Material Related Party Transactions

Please refer to “Item 7.B. Related Party Transactions” and Note 17 of our Consolidated Financial Statements included in this Form 20-F for details of related parties and material related party transactions.

Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. The estimates include but are not limited to: determinations of the useful lives of long-lived assets, estimates of allowances for doubtful accounts, sales return rate, abnormal capacity for inventory production, valuation assumptions in performing asset impairment tests of long-lived assets, the discount rate used for right-of-use assets and lease liabilities calculation, and determinations of fair value of warrants.

Critical accounting estimates are those estimates made in accordance with generally accepted accounting principles that i) involve a significant level of estimation uncertainty and ii) have had or are reasonably likely to have a material impact on the financial condition or results of operations. The management determined there were no critical accounting estimates.

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

Name	Age	Position(s)
Feng Zhou	32	Chief Executive Officer and Director
Xiaodong Pan	46	Chief Financial Officer
Jun Zheng	47	Director
Tong Liu	45	Independent Director
Xiaodong Ji	54	Independent Director
Songfan He	51	Independent Director

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

6.B. Compensation

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the year ended March 31, 2023 earned by or paid to our directors and senior management.

Name and Principal Position	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total ($)
Feng Zhou, CEO and Director	50,000	-	-	-	-	-	-	50,000

Xiaodong Pan, CFO (1)	50,000	-	-	-	-	-	-	50,000

Junsong Li, Former Independent Director (2)	-	-	-	-	-	-	-	-

Wenwei Fan, Former Independent Director (3)	-	-	-	-	-	-	-	-

Jun Zheng, Director	-	-	-	-	-	-	-	-

Tong Liu, Independent Director (4)	-	-	-	-	-	-	-	-

Xiaodong Ji, Independent Director	-	-	-	-	-	-	-	-

Songfan He, Independent Director (5)	-	-	-	-	-	-	-	-

(1)	Xiaodong Pan assumed his position of CFO of the Company on January 31, 2022.

(2)	Junsong Li resigned from his position of director of the Company on May 9, 2022

(3)	Wenwei Fan resigned from his position of director of the Company on May 9, 2022

(4)	Tong Liu assumed his position of director of the Company on May 10, 2022

(5)	Songfan He assumed his position of director of the Company on May 10, 2022

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

6.E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our equity shares as of July 27, 2023 by each director and our senior management executives. There were 14,138,349 Ordinary Shares issued and outstanding as of July 27, 2023. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to equity shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned.

Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at 178 Taidong Rd North, Taizhou, Jiangsu, China.

	Ordinary Shares Beneficially Owned As of July 27, 2023
	Number	Percent
Directors and Executive Officers:
Feng Zhou(1)	106,250	0.75%
Xiaodong Pan	-	-
Jun Zheng	-	-
Tong Liu	-	-
Xiaodong Ji	-	-
Songfan He	-	-
All directors and executive officers as a group (6 persons)	106,250	0.75%
5% shareholder:
Rising Sun Capital Ltd.(2)	1,724,138	12.19%
Zhijun Xiao(3)	1,625,798	11.50%
Total share outstanding	14,138,349	100%

(1)	Feng Zhou is the 100% owner of Feng Zhou Management Limited and therefore shall be deemed as the beneficial owner of shares held by such entity. As of the date of this annual report, Mr. Feng Zhou is entitled to an aggregate of 1,732,048 shares with shared voting power, includes (i) 106,250 Ordinary Shares solely held by Mr. Feng Zhou through his wholly owned entity Feng Zhou Management Limited; (ii) 1,625,798 Ordinary Shares that are subject to the 2022 Voting Agreement (see below); and (iii) 1,724,138 Ordinary Shares that are subject to the 2023 Voting Agreement (see below).

(2)	Rising Sun Capital Ltd., a limited liability company organized under the laws of Australia, is wholly-owned by Wei Shi. Rising Sun Capital Ltd.’s principal business address is Suite 118, 252 Russel Street, Melbourne, Vic, 3000. On February 22, 2023, Rising Sun Capital Ltd. entered into voting agreements (the “2023 Voting Agreements”) with Mr. Feng Zhou, who beneficially owns 1,732,048 Ordinary Shares (including 1,625,798 Ordinary Shares he controls via the 2022 Voting Agreement with Mr. Zhijun Xiao dated September 22, 2022) as of the date of February 22, 2023. According to the 2023 Voting Agreement, Rising Sun Capital Ltd. irrevocably grants a power of attorney to, and entrusts Mr. Zhou for the maximum period of time permitted by law, with all of the Investor ’s voting rights as a shareholder of the Company, including without limitation, in connection with the election of directors and approval of all corporate transactions which requires the approval of the Company’s shareholders. Therefore, Mr. Feng Zhou is deemed to have the voting power and investment discretion over the shares held by Rising Sun Capital Ltd.

(3)	Zhijun Xiao’s principal business address is No.41 Team Huangjiu, Liangxu Town, Jiangyan District, Taizhou City, Jiangsu Province, China. On September 22, 2022 Mr. Zhijun Xiao entered into a voting agreements (the “2022 Voting Agreements”) with Mr. Feng Zhou and Mr. Hao Xia. According to the 2022 Voting Agreements, Mr. Zhijun Xiao irrevocably grants a power of attorney to, and entrust Mr. Zhou and Mr. Xia, respectively, for the maximum period of time permitted by law, with all of Mr. Zhijun Xiao’s voting rights as a shareholder of the Company, including without limitation, in connection with the election of directors and approval of all corporate transactions which requires the approval of the Company’s shareholders. Therefore, Mr. Feng Zhou is deemed to have the voting power and investment discretion over the shares held by Mr. Zhijun Xiao.

On May 10, 2022, the Company’s board of directors approved an amended and restated memorandum and articles of association to effectuate a one-for-twenty (1-for-20) reverse split for its ordinary shares. The amended and restated memorandum and articles of association became effective on May 19, 2022. The market effective date of 2022 Reverse Split was May 19, 2022, which was the first day when the Company’s ordinary shares begin trading on a split-adjusted basis. The 2022 Reverse Split did not change the number of the Company’s authorized preferred and ordinary shares, which remain as unlimited. As a result of 2022 Reverse Split, the shareholders received one new ordinary share of the Company, par value $0.08 each, for every twenty (20) shares they hold. No fractional ordinary shares were issued to any shareholders in connection with the reverse stock split. Each shareholder was entitled to receive one ordinary share in lieu of the fractional share that would have resulted from the reverse stock split. The share numbers in this annual report are all presented on a post-split basis unless otherwise noted. Holders of Ordinary Shares are entitled to one vote per share.

On September 22, 2022, the Company entered into certain securities purchase agreement (the “2022 SPA”) with Zhijun Xiao, a non-affiliate non-U.S. person, pursuant to which Mr. Zhijun Xiao agreed to purchase 1,625,798 Ordinary Shares of the Company, par value $0.08 per share at a per share purchase price of $1.35. The gross proceeds of this transaction are $2,194,827.3, which has been paid in full as of the date of this annual report. On the same date, Mr. Zhijun Xiao entered into a voting agreements (the “2022 Voting Agreements”) with Mr. Feng Zhou and Mr. Hao Xia. According to the 2022 Voting Agreements, Mr. Zhijun Xiao irrevocably grants a power of attorney to, and entrust Mr. Zhou and Mr. Xia, respectively, for the maximum period of time permitted by law, with all of Mr. Zhijun Xiao’s voting rights as a shareholder of the Company, including without limitation, in connection with the election of directors and approval of all corporate transactions which requires the approval of the Company’s shareholders.

On February 22, 2023, the Company entered into a securities purchase agreement (the “2023 SPA”) with Rising Sun Capital Ltd., a limited liability company organized under the laws of Australia, pursuant to which Rising Sun Capital Ltd. agreed to purchase 1,724,138 Ordinary Shares of the Company, par value $0.08 per share at a per share purchase price of $0.58. The gross proceeds of this transaction are approximately $1 million, which has not received by the Company as of the date of this annual report. On the same date, Rising Sun Capital Ltd. entered into voting agreements (the “2023 Voting Agreements”) with Mr. Feng Zhou, who beneficially owns 1,732,048 Ordinary Shares (including 1,625,798 Ordinary Shares he controls via the 2022 Voting Agreement with Mr. Zhijun Xiao dated September 22, 2022) as of the date of February 22, 2023. According to the 2023 Voting Agreement, Rising Sun Capital Ltd. irrevocably grants a power of attorney to, and entrusts Mr. Zhou for the maximum period of time permitted by law, with all of the Investor ’s voting rights as a shareholder of the Company, including without limitation, in connection with the election of directors and approval of all corporate transactions which requires the approval of the Company’s shareholders.

On March 24, 2023, the Company offered and sold up to $1,374,712 of its Ordinary Shares, par value $0.08 each, issuable upon conversion of an unsecured convertible promissory note (the “2023 Note”). Ordinary Shares are issuable upon conversion of the 2023 Note which are currently held by Streeterville. The Company issued the 2023 Note pursuant a securities purchase agreement dated March 7, 2023, where the Company issued Streeterville an unsecured promissory note in the original principal amount of $2,126,666.67, convertible into Ordinary Shares of the Company for $2,000,000.00 in gross proceeds. The shares issuable upon conversion of the 2023 Note may be offered for sale from time to time by Streeterville. The Company will not receive proceeds from the sale of the underlying Ordinary Shares.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

Equity Incentive Plans

2022 Equity Incentive Plan

On March 15, 2022, the board of directors adopted an equity incentive plan for our employees, directors and consultants (the “2022 Plan”). Under the 2021 Plan, there are 6,094,180 Ordinary Shares (304,709 shares retrospectively restated for effect of reverse stock split on May 19, 2022) available for issuance. As of the date of this annual report, we have issued all the Ordinary Shares available under such plan. A copy of the incentive plan was filed as Exhibit 4.7 to this annual report.

2021 Equity Incentive Plan

On March 31, 2021, upon the shareholders’ approval, we have adopted an equity incentive plan for our employees, directors and consultants (the “2021 Plan”). Under the 2021 Plan, there are 2,325,000 Ordinary Shares (116,250 shares retrospectively restated for effect of reverse stock split on May 19, 2022) available for issuance. As of the date of this annual report, we have issued all the Ordinary Shares available under such plan. A copy of the incentive plan was filed as Exhibit 4.6 to this annual report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

See Item 6.E., “Share Ownership,” for a description of our major shareholders.

7.B. Related Party Transactions

Nature of relationships with related parties

Name of related parties	Relationship with the Company
Feng Zhou	A director of the Company, and the CEO of the Company
Jianping Zhou	Father of Feng Zhou and two of Taizhou Suxuantang shareholders, the controlling shareholder of Taizhou Suxuantang from its inception to May 8, 2017 (decreased subsequent year-end from death)
Xiaodong Pan	Chief Financial Officer
Taizhou Jiutian Pharmaceutical Co., Ltd. (“Jiutian Pharmaceutical”)	An entity controlled by Jianping Zhou
Jiangsu Health Pharmaceutical Investment Co., Ltd.	An entity controlled by Jianping Zhou
Taizhou Su Xuan Tang Chinese Medicine Clinic	An entity controlled by Jianping Zhou
Taizhou Su Xuan Tang Chinese hospital Co., Ltd.	An entity controlled by Jianping Zhou
Jiangsu Sutaitang Online Commercial Co., Ltd.	An entity controlled by Xiaodong Ji, Independent Director of the Company.

Related party balances

The amounts due to related parties as of March 31, 2023 and 2022 were as follows:

	As of
	March 31, 2023	March 31, 2022

Jiangsu Health Pharmaceutical Investment Co., Ltd.	$2,910,088	$5,529,274
Feng Zhou	1,823,679	276,683
Jianping Zhou	-	2,030,035
Jiangsu Sutaitang Online Commercial Co., Ltd.	320,202	769,611
Xiaodong Pan	73,110	90,099
Zhijun Xiao	62,658	-
Jun Zheng	14,025	-
Total	$5,203,762	$8,695,702

Material Transactions with Related Parties

For the years ended March 31, 2023, 2022 and 2021, the Company generated revenues of $4,610, $138,275 and $731,669, respectively, from sales transactions with Taizhou Jiutian Pharmaceutical Co. Ltd.

For the year ended March 31, 2023, 2022 and 2021, the Company generated revenues of $17,478, $19,246 and $84,848, respectively, from sales transactions with Taizhou Su Xuan Tang Chinese Hospital Co. Ltd.

For the years ended March 31, 2023, 2022 and 2021, the Company generated revenue of $11,533, $16,658 and $68,473, respectively, from sales transactions with Taizhou Su Xuan Tang Chinese Medicine Clinic.

For the year ended March 31, 2023, the Company borrowed $76,683 from Zhijun Xiao and Jun Zheng, and repaid $2,899,694 to Jiangsu Health Pharmaceutical Investment Co., Ltd., Jianping Zhou, Jiangsu Sutaitang Online Commercial Co., Ltd., Feng Zhou and Xiaodong Pan. For the year ended March 31, 2022, the Company borrowed $1,122,458 from Jiangsu Sutaitang Online Commercial Co., Ltd, Feng Zhou and Xiaodong Pan, and repaid $4,935,926 to Jiangsu Health Pharmaceutical Investment Co., Ltd. and Jianpiang Zhou. For the year ended March 31, 2021, the Company borrowed $12,148,461 from Jianping Zhou and Jiangsu Health Pharmaceutical Investment Co., Ltd., which was non-interest bearing and repaid on demand.

For the year ended March 31, 2023, the Company borrowed $94,647 from Jun Zheng, which is valid from January 18, 2023 to January 17, 2024 and bears an interest of 6%.

On January 1, 2018, the Company entered into a lease agreement with Jiangsu Health Pharmaceutical Investment Co., Ltd. to obtain the right of use for office and warehouse of 3,627 square meters for 10 years for free. The Company recorded right-of-use assets and lease expenses based on the fair value of the lease. For the years ended March 31, 2023, 2022 and 2021, the Company record operating lease expenses were $73,034, $77,968 and $74,299, respectively.

Guarantee

On April 12, 2021, Taizhou Suxuantang entered into a financial guarantee agreement with Jiangsu Changjiang Commercial Bank for Taizhou Jiutian Pharmaceutical Co. Ltd., providing a guarantee for their borrowing of $407,712 (equivalent to RMB 2,800,000) for a three-year period. Under this agreement, Taizhou Suxuantang is obliged to pay on behalf of Taizhou Jiutian Pharmaceutical Co. Ltd. in the event of default, including the principal, interest, penalty and other expenses. The Company did not charge financial guarantee fees over Taizhou Jiutian Pharmaceutical Co. Ltd. defaults in payment. Taizhou Suxuantang did not charge financial guarantee fees over Jiutian Pharmaceutical. Taizhou Suxuantang has not made any payment under the above guarantee agreements for the year ended March 31, 2023.

On October 28, 2013, Taizhou Suxuantang signed a financial guarantee agreement with Fenlan Xu for Jianping Zhou in borrowing of $844,545 (equivalent of RMB 5,800,000) for an unlimited period. Taizhou Suxuantang is obliged to pay the amount if Jianping Zhou in default of the payment of principal and interests. Since Jianping Zhou deceased after yearend, Taizhou Suxuantang should bear all the risk for the repayment. However, subsequent to yearend, Taizhou Jiutian Pharmaceutical Co. Ltd. signed an agreement with Taizhou Suxuantang to take all the responsibility and obligation for repay the amount borrowed from Fenlan Xu on behalf of Jianping Zhou. This additional agreement releases Taizhou Suxuantang from future obligation in regard to the guarantee agreement. The Company did not charge financial guarantee fees over Jianping Zhou. Taizhou Juiutian Pharmaceutical Co. Ltd. is fully obliged to pay the principal, interests from January 1, 2021 to the actual date of repayment, including penalty and other expenses. As such, the Company expects no liabilities from the financial guarantee.

Employment Agreements

See Item 6.B “Agreements with Named Executive Officers.”

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

The financial statements required by this item may be found at the end of this report on 20-F, beginning on page F-1.

Legal Proceedings

See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings.”

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

Our M&A authorizes us to issue unlimited shares consisting of one class of Ordinary Shares, of the Company, par value $0.08 each. A copy of our M&A, effective on May 19, 2022, which was filed as Exhibit 1.4 to this annual report.

On May 10, 2022, the Company’s board of directors approved an amended and restated memorandum and articles of association to effectuate a one-for-twenty (1-for-20) reverse split for its ordinary shares. The amended and restated memorandum and articles of association became effective on May 19, 2022. The market effective date of 2022 Reverse Split was May 19, 2022, which was the first day when the Company’s ordinary shares begin trading on a split-adjusted basis. The 2022 Reverse Split did not change the number of the Company’s authorized preferred and ordinary shares, which remain as unlimited. As a result of 2022 Reverse Split, the shareholders received one new ordinary share of the Company, par value $0.08 each, for every twenty (20) shares they hold. No fractional ordinary shares were issued to any shareholders in connection with the reverse stock split. Each shareholder was entitled to receive one ordinary share in lieu of the fractional share that would have resulted from the reverse stock split. The share numbers in this annual report are all presented on a post-split basis unless otherwise noted. Holders of Ordinary Shares are entitled to one vote per share.

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

The Underwriting Agreement and the form of the Warrant Agent Agreement were filed as Exhibits 1.1 and 4.1 to the Current Report on Form 6-K filed with the Commission on January 21, 2022, and such documents are incorporated herein by reference. The foregoing is only a brief description of the material terms of the Underwriting Agreement and the Warrant Agent Agreement, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits.

The Securities Purchase Agreement with Streeterville Capital, LLC (March 2022)

On March 14, 2022, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with Streeterville Capital, LLC, a Utah limited liability company, pursuant to which the Company issued Streeterville an unsecured promissory note on March 16, 2022 in the original principal amount of $2,804,848.00 (the “2022 Note”), convertible into ordinary shares, $0.004 par value per share (pre-2022 Reverse Split), of the Company (the “Pre-reverse Ordinary Shares”), for $2,636,557.00 in gross proceeds.

The 2022 Note bears interest at a rate of 6% per annum compounding daily. All outstanding principal and accrued interest on the 2022 Note will become due and payable twelve months after the purchase price of the 2022 Note is delivered by Purchaser to the Company (the “Purchase Price Date”). The 2022 Note includes an original issue discount of $168,291.00 along with $20,000.00 for Investor’s fees, costs and other transaction expenses incurred in connection with the purchase and sale of the Note. The Company may prepay all or a portion of the 2022 Note at any time by paying 120% of the outstanding balance elected for pre-payment. The Investor has the right to redeem the 2022 Note at any time ninety (90) days after the Purchase Price Date, subject to maximum monthly redemption amount of $600,000. Redemptions may be satisfied in cash or Pre-reverse Ordinary Shares at the Company’s election during the period ninety (90) days after the Purchase Price Date and six months after the Purchase Price Date. However, the Company will be required to pay the redemption amount in cash, in the event there is an Equity Conditions Failure (as defined in the Note). If Company chooses to satisfy a redemption in Pre-reverse Ordinary Shares, such Pre-reverse Ordinary Shares shall be issued at a redemption conversion price of the lower of (i) the Lender Conversion Price (as defined in the Note) which is initially $0.30 and (ii) 80% of the average of the lowest VWAP during the fifteen (15) trading days immediately preceding the redemption notice is delivered. In addition, Streeterville agreed that in any given calendar week (being from Sunday to Saturday of that week), the number of Pre-reverse Ordinary Shares sold by it in the open market will not be more than fifteen percent (15%) of the weekly trading volume for the Pre-reverse Ordinary Shares during any such week.

Under the Purchase Agreement, while the 2022 Note is outstanding, the Company agreed to keep adequate public information available and maintain its Nasdaq listing. Upon the occurrence of a Trigger Event (as defined in the 2022 Note), Streeterville shall have the right to increase the balance of the 2022 Note by 15% for Major Trigger Event (as defined in the 2022 Note) and 5% for Minor Trigger Event (as defined in the 2022 Note). In addition, the 2022 Note provides that upon occurrence of an Event of Default, the interest rate shall accrue on the outstanding balance at the rate equal to the lesser of 15% per annum or the maximum rate permitted under applicable law.

As of the date of this annual report, Streeterville has redeemed all original principal amount and interest fee and the Company has issued 4,748,930   Pre-reverse Ordinary Shares to Streeterville in total.

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

On September 22, 2022, the Company entered into certain securities purchase agreement (the “SPA”) with Zhijun Xiao, a non-affiliate non-U.S. person, pursuant to which Mr. Xiao agreed to purchase 1,625,798 Ordinary Shares of the Company, par value $0.08 per share at a per share purchase price of $1.35. The gross proceeds of this transaction are $2,194,827.3.

On October 11, 2022, the Company received the funds from Zhijun Xiao and issued the Ordinary Shares in reliance of the exemption from the registration requirements of the Securities Act of 1933, as amended, pursuant to Regulation S promulgated thereunder. On October 11, 2022, the transaction contemplated by the SPA closed since all the closing conditions of the SPA have been satisfied or waived.

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

The Securities Purchase Agreement with Streeterville Capital, LLC (December 2022)

On December 19, 2022, the Company entered into a securities purchase agreement (the “2022 Streeterville Purchase Agreement”) with Streeterville Capital, LLC, a Utah limited liability company, pursuant to which the Company issued Streeterville an unsecured promissory note on December 19, 2022 in the original principal amount of $1,595,000.00 (the “Note”), convertible into Ordinary Shares, $0.08 par value per share, of the Company, for $1,500,000.00 in gross proceeds.

The Note bears interest at a rate of 6% per annum compounding daily. All outstanding principal and accrued interest on the Note will become due and payable twelve months after the purchase price of the Note is delivered by Purchaser to the Company (the “Purchase Price Date”). The Note includes an original issue discount of $95,000.00 along with $20,000.00 for Investor’s fees, costs and other transaction expenses incurred in connection with the purchase and sale of the Note. The Company may prepay all or a portion of the Note at any time by paying 120% of the outstanding balance elected for pre-payment. The Investor has the right to redeem the Note at on the earlier of the date that is six (6) months from the Purchase Price Date and the effective date of the first prospectus supplement filed in connection with the Note, subject to maximum monthly redemption amount of $425,000.00. Redemptions may be satisfied in cash or Ordinary Shares at the Company’s election. However, the Company will be required to pay the redemption amount in cash, in the event there is an Equity Conditions Failure (as defined in the Note). If Company chooses to satisfy a redemption in Ordinary Shares, such Ordinary Shares shall be issued at a redemption conversion price of the lower of (i) the Lender Conversion Price (as defined in the Note) which is initially $0.60 and (ii) 80% of the average of the lowest VWAP during the fifteen (15) trading days immediately preceding the redemption notice is delivered. In addition, Streeterville agreed that in any given calendar week (being from Sunday to Saturday of that week), the number of Ordinary Shares sold by it in the open market will not be more than fifteen percent (15%) of the weekly trading volume for the Ordinary Shares during any such week.

Under the 2022 Streeterville Purchase Agreement, while the Note is outstanding, the Company agreed to keep adequate public information available and maintain its Nasdaq listing. Upon the occurrence of a Trigger Event (as defined in the Note), Streeterville shall have the right to increase the balance of the Note by 15% for Major Trigger Event (as defined in the Note) and 5% for Minor Trigger Event (as defined in the Note). In addition, the Note provides that upon occurrence of an Event of Default, the interest rate shall accrue on the outstanding balance at the rate equal to the lesser of 15% per annum or the maximum rate permitted under applicable law.

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

As of the date of this annual report, Streeterville has redeemed for any amount of and the Company has not issued Ordinary Shares to Streeterville.

The form of the Streeterville Purchase Agreement and the form of the Note are filed as Exhibits 10.1 and 10.2 to the Current Report on Form 6-K filed with the Commission on December 23, 2022, and such documents are incorporated herein by reference. The foregoing is only a brief description of the material terms of the Streeterville Purchase Agreement and the Note, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits.

The Securities Purchase Agreement with Rising Sun Capital Ltd.

On February 22, 2023, the Company entered into certain securities purchase agreement with Rising Sun Capital Ltd., a limited liability company organized under the laws of Australia, pursuant to which Rising Sun Capital Ltd. agreed to purchase 1,724,138 ordinary shares of the Company, par value $0.08 per share at a per share purchase price of $0.58. The gross proceeds of this transaction are approximately $1 million

The form of the securities purchase agreement is filed as Exhibit 10.1 to the Current Report on Form 6-K filed with the Commission on February 28, 2023, and such document is incorporated herein by reference.

The foregoing is only a brief description of the material terms of the securities purchase agreement, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibit.

The Securities Purchase Agreement with Streeterville Capital, LLC (March 2023)

On March 7, 2023, the Company entered into a securities purchase agreement (the “2023 Streeterville Purchase Agreement”) with Streeterville Capital, LLC, a Utah limited liability company, pursuant to which the Company issued Streeterville an unsecured promissory note on March 7, 2023 in the original principal amount of $2,126,666.67 (the “2023 Note”), convertible into Ordinary Shares, $0.08 par value per share, of the Company, for $2,000,000.00 in gross proceeds.

The 2023 Note bears interest at a rate of 6% per annum compounding daily. All outstanding principal and accrued interest on the 2023 Note will become due and payable twelve months after the purchase price of the 2023 Note is delivered by Purchaser to the Company (the “Closing Date”). The 2023 Note includes an original issue discount of $126,666.67 along with $20,000.00 for Investor’s fees, costs and other transaction expenses incurred in connection with the purchase and sale of the 2023 Note. The Company may prepay all or a portion of the 2023 Note at any time by paying 120% of the outstanding balance elected for pre-payment. The Investor has the right to redeem the 2023 Note at on the earlier of the date that is six (6) months from the Closing Date and the effective date of the first prospectus supplement filed in connection with the 2023 Note, subject to maximum monthly redemption amount of $550,000.00. Redemptions may be satisfied in cash or Ordinary Shares at the Company’s election. However, the Company will be required to pay the redemption amount in cash, in the event there is an Equity Conditions Failure (as defined in the 2023 Note). If Company chooses to satisfy a redemption in Ordinary Shares, such Ordinary Shares shall be issued at a redemption conversion price of the lower of (i) the Lender Conversion Price (as defined in the 2023 Note) which is initially $0.60 and (ii) 80% of the average of the lowest VWAP during the fifteen (15) trading days immediately preceding the redemption notice is delivered. In addition, Streeterville agreed that in any given calendar week (being from Sunday to Saturday of that week), the number of Ordinary Shares sold by it in the open market will not be more than fifteen percent (15%) of the weekly trading volume for the Ordinary Shares during any such week.

Under the 2023 Streeterville Purchase Agreement, while the 2023 Note is outstanding, the Company agreed to keep adequate public information available and maintain its Nasdaq listing. Upon the occurrence of a Trigger Event (as defined in the 2023 Note), Streeterville shall have the right to increase the balance of the 2023 Note by 15% for Major Trigger Event (as defined in the 2023 Note) and 5% for Minor Trigger Event (as defined in the 2023 Note).

In addition, the 2023 Note provides that upon occurrence of an Event of Default, the interest rate shall accrue on the outstanding balance at the rate equal to the lesser of 15% per annum or the maximum rate permitted under applicable law.

In addition, until the earlier of (i) the date that is six (6) months from the Closing Date and (ii) the date that Company has filed one (1) or more prospectus supplement(s) relating to the sale of up to $2,126,666.67 of Ordinary Shares, the Company should, within than three (3) trading days after at least $100,000.00 becomes available for the Company to register its securities in accordance with General Instruction I.B.5 of Form F-3, file a prospectus supplement to its registration statement on Form F-3 (File No. 333-252664) (the “Shelf”), provided that, each prospectus supplement should at least register $100,000.00 of Ordinary Shares. In any event, Company agreed to cause at least one prospectus supplement to the Shelf to be filed in connection with the 2023 Note on or before March 24, 2023.

The obligation of the Company to file prospectus supplements for registration statement will continue until the $2,126,666.67 of Ordinary Shares issuable upon conversion of the 2023 Note are registered on an effective registration statement. In the event the $2,126,666.67 of Ordinary Shares have not been registered under the Shelf by the date that is six (6) months from the Closing Date, then on such date the Outstanding Balance will automatically increase by an amount equal to five percent (5%) multiplied by the portion of original principal amount that was not registered under the Shelf.

On March 9, 2023, the transaction contemplated by the 2023 Streeterville Purchase Agreement was closed as all the closing conditions of as set forth therein have been satisfied.

As of the date of this annual report, Streeterville has redeemed for an amount of $650,000 and the Company has issued 3,692,101 Ordinary Shares   to Streeterville in total.  The Company has filed a prospectus supplement to its registration statement on Form F-3 (File No. 333-252664) relating to the sale of up to $1,374,712 of Ordinary Shares on March 27, 2023.

The form of the 2023 Streeterville Purchase Agreement and the form of the 2023 Note are filed as Exhibits 10.1 and 10.2 to the Current Report on Form 6-K filed with the Commission on March 23, 2023, and such documents are incorporated herein by reference. The foregoing is only a brief description of the material terms of the 2023 Streeterville Purchase Agreement and the 2023 Note, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits.

10.D. Exchange Controls

British Virgin Islands

There are currently no exchange control regulations in the British Virgin Islands applicable to us or our shareholders.

The PRC

General administration of foreign exchange

The principal regulation governing foreign currency exchange in the PRC is the Administrative Regulations of the PRC on Foreign Exchange (the “Foreign Exchange Regulations”), which were promulgated on January 29, 1996, became effective on April 1, 1996 and were last amended on August 5, 2008. Under these rules, Renminbi is generally freely convertible for payments of currentaccount items, such as trade- and service -related foreign exchange transactions and dividend payments, but not freely convertible for capitalaccount items, such as capital transfer, direct investment, investment in securities, derivative products or loans unless prior approval by competent authorities for the administration of foreign exchange is obtained. Under the Foreign Exchange Regulations, foreign-invested enterprises in the PRC may purchase foreign exchange without the approval of SAFE to pay dividends by providing certain evidentiary documents, including board resolutions, tax certificates, or for trade- and services-related foreign exchange transactions, by providing commercial documents evidencing such transactions.

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

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. We are unable to provide a “will” opinion because it is more likely than not that the Company and its offshore subsidiaries would be treated as a non-resident enterprise for PRC tax purposes because they do not meet some of the conditions out lined in SAT Notice. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities as of the date of this annual report. Therefore we believe that it is possible but highly unlikely that the income received by our overseas shareholders will be regarded as China-sourced income. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Under the enterprise Income Tax Law, we may be classified as a “Resident enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders.”

Our company pays an EIT rate of 25% for WFOE, and 15% for Taizhou Suxuantang since April 2018 since it was qualified as a high-technology company. The EIT is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. If the PRC tax authorities determine that Taizhou Suxuantang a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our Ordinary Shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of the Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that the Company is treated as a PRC resident enterprise. There is no guidance from the PRC government to indicate whether or not any tax treaties between the PRC and other countries would apply in circumstances where a non-PRC company was deemed to be a PRC tax resident, and thus there is no basis for expecting how tax treaty between the PRC and other countries may impact non-resident enterprises.

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

As of March 31, 2023, 2022 and 2021, substantially all of our cash included bank deposits in accounts maintained within the PRC where there is currently no rule or regulation in place for obligatory insurance to cover bank deposits in the event of bank failure.   However, we have not experienced any losses in such accounts and we believe we are not exposed to any significant risks on our cash in bank accounts.

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

Based upon that evaluation, our management has concluded that, as of March 31, 2023, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

(b)	Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of March 31, 2023. The assessment was based on criteria established in the framework Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of March 31, 2023, our internal control over financial reporting was not effective due to the existence of the following significant deficiencies and material weaknesses:

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

(d)	Changes in Internal Control over Financial Reporting

The management is committed to improving the internal controls over financial reporting and will undertake consistent improvements or enhancements on an ongoing basis. Except as described above, there were no changes in our internal controls over financial reporting during our fiscal year ended March 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	Year Ended March 31, 2023	Year Ended March 31, 2022
Audit fees(1)	$151,000	$171,000
Audit related fees(2)	35,037	38,500
Tax fees(3)	-	-
All other fees(4)	-	-
TOTAL	$186,037	$209,500

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit related fees” means the aggregate fees billed for each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (1).

(3)	“Tax Fees” represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.

(4)	“All Other Fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTION

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

ITEM 19. EXHIBITS

		Incorporated by Reference
Exhibit Number	Description of Documents	Form	Exhibit No.	Filing Date	Filed Herewith
1.1	Memorandum and Articles of Association	F-1/A	3.1	April 20, 2018

1.2	Amended and Restated Memorandum and Articles of Association, effective on March 30, 2020	20-F	1.2	July 31, 2020

1.3	Amended and Restated Memorandum and Articles of Association, effective on February 21, 2021	20-F	1.3	August 13, 2021

1.4	Amended and Restated Memorandum and Articles of Association, effective on May 17, 2022	20-F	1.4	July 18, 2022

2.1	Settlement Agreement with FT Global, dated January 18, 2021	6-K	4.1	January 28, 2021

2.2	Description of Registered Securities				X

4.1	Exclusive Business Cooperation Agreement, dated October 13, 2017, between WFOE and Suxuantang	F-1	10.6	December 4, 2017

4.2	Share Pledge Agreement dated October 13, 2017, between WFOE, Di Zhou, Ziquan Zhou, Feng Zhou and Suxuantang	F-1	10.8	December 4, 2017

4.3	Exclusive Option Agreement dated October 13, 2017, between WFOE, Di Zhou, Ziquan Zhou, Feng Zhou and Suxuantang	F-1	10.7	December 4, 2017

4.4	Form of Power of Attorney dated October 13, 2017, between WFOE, Di Zhou, Ziquan Zhou, Feng Zhou and Suxuantang	F-1	10.9	December 4, 2017

4.5	Form of Warrant Issued in Connection with the Settlement Agreement with FT Global	6-K	4.2	January 28, 2021

4.6	2021 Equity Incentive Plan	20-F	4.6	August 13, 2021

4.7	2022 Equity Incentive Plan	S-8	4.2	March 15, 2022

4.8	Underwriting Agreement, dated January 18, 2022, by and between China SXT Pharmaceuticals, Inc. and Aegis Capital Corp.	6-K	1.1	January 21, 2022

4.9	Form of Warrant Agent Agreement, dated January 18, 2022, by and between China SXT Pharmaceuticals, Inc. and TranShare Corporation.	6-K	4.1	January 21, 2022

4.10	Employment Agreement dated January 31, 2022, by and between China SXT Pharmaceuticals, Inc. and Mr. Xiaodong Pan.	6-K	10.1	January 31, 2022

4.11	Form of Securities Purchase Agreement, dated March 14, 2022, by and between China SXT Pharmaceuticals, Inc. and Streeterville Capital, LLC.	6-K	10.1	March 16, 2022

4.12	Form of Convertible Promissory Note, dated March 16, 2022, issued in connection with the Securities Purchase Agreement with Streeterville Capital, LLC.	6-K	10.2	March 16, 2022

4.13	Employment Agreement dated January 31, 2022, by and between the Company and Mr. Xiaodong Pan	6-K	10.1	January 31, 2022

4.14	Form of Securities Purchase Agreement, dated September 22, 2022, by and between China SXT Pharmaceuticals, Inc. and Zhijun Xiao.	6-K	10.1	September 27, 2022

4.15	Form of Securities Purchase Agreement, dated December 19, 2022, by and between China SXT Pharmaceuticals, Inc. and Streeterville Capital, LLC.	6-K	10.1	December 23, 2022

4.16	Form of Convertible Promissory Note, issued in connection with the Securities Purchase Agreement with Streeterville Capital, LLC dated December 19, 2022.	6-K	10.2	December 23, 2022

4.17	Form of Securities Purchase Agreement, dated February 22, 2023, by and between China SXT Pharmaceuticals, Inc. and Rising Sun Capital Ltd.	6-K	10.1	February 28, 2023

4.18	Form of Securities Purchase Agreement, dated March 7, 2023, by and between China SXT Pharmaceuticals, Inc. and Streeterville Capital, LLC.	6-K	10.1	March 23, 2023

4.19	Form of Convertible Promissory Note, dated March 7, 2023, issued in connection with the Securities Purchase Agreement with Streeterville Capital, LLC.	6-K	10.2	March 23, 2023

8.1	List of Subsidiaries and Consolidated Variable Interest Entities	F-1	21.1	December 4, 2017

12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X

12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X

13.1	CEO and CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X

23.1	Consent of Independent Auditors				X

101.INS	Inline XBRL Instance Document				X

101.SCH	Inline XBRL Taxonomy Extension Schema Document				X

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document				X

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document				X

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document				X

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document				X

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on this Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China SXT Pharmaceuticals, Inc.

/s/ Feng Zhou
	Name:	Feng Zhou
	Title:	Chief Executive Officer

Date: July 31, 2023

CHINA SXT PHARMACEUTICALS, INC.

CONSOLIDATED FINANCIAL STATEMENTS

CHINA SXT PHARMACEUTICALS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
China SXT Pharmaceuticals, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of China SXT Pharmaceuticals, Inc. and subsidiaries and variable interest entities (the “Company”) as of March 31, 2023 and 2022, and the related consolidated statements of income(loss) and comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2023, and the related notes and schedules (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

The Company’s ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company reported net losses of $5,934,772, $5,736,095 and $2,748,183 for the years ended March 31, 2023, 2022 and 2021, respectively. The Company had accumulated deficits of $21,613,133 and $15,688,278 as of March 31, 2023 and 2022, respectively. The Company used funds in operating activities of $80,757 and $1,316,561 for the years ended March 31, 2023 and 2021, and generated funds from operating activities of $268,293 for the year ended March 31, 2022, respectively. In addition, the Company suffered a continuous decline in revenue for the years ended March 31, 2023, 2022, and 2021. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans to address these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Change in Accounting Principle

As discussed in Note 2 and Note 12 to the consolidated financial statements, the Company changed its method of accounting for convertible notes effective April 1, 2022, due to the adoption of ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, using the modified retrospective adoption method.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ ZH CPA, LLC

We have served as the Company’s auditor since 2018.

Denver, Colorado

July 31, 2023

1600 Broadway, Suite 1600, Denver, CO, 80202, USA. Phone: 1.303.386.7224 Fax: 1.303.386.7101 Email: admin@zhcpa.us

CHINA SXT PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS, EXCEPT SHARES DATA)

	As of March 31,
	2023	2022
ASSETS
Current Assets
Cash and cash equivalents	$17,368,478	$15,524,322
Restricted cash	-	45,297
Accounts receivable, net	1,344,569	3,333,178
Notes receivable	-	35,509
Inventories, net	531,254	1,017,527
Advance to suppliers	46,304	50,313
Loan receivable and accrued interest, net	-	1,581,000
Prepayments, receivables and other current assets, net	230,642	864,709
Total Current Assets	19,521,247	22,451,855
Non-current Assets
Property, plant and equipment, net	962,214	1,227,811
Construction in progress, net	-	363,078
Intangible assets, net	27,868	38,762
Long-term deposit	8,736,677	9,464,767
Right-of-use assets – operating leases – related party	306,050	-
Total Non-current Assets	10,032,809	11,094,418
TOTAL ASSETS	$29,554,056	$33,546,273

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term borrowings	$167,453	$-
Long-term borrowings – current	7,863	11,404
Short-term convertible notes	3,157,492	2,034,947
Accounts payable	1,377,850	1,482,192
Refund liabilities	111,951	122,773
Advance from customers	165,534	77,366
Amounts due to related parties	5,203,762	8,695,702
Accrued expenses and other liabilities	3,142,084	3,529,486
Tax payable	1,104,860	1,167,695
Operating lease liabilities - current – related party	58,089	-
Total Current Liabilities	14,496,938	17,121,565
Non-current Liabilities
Long-term borrowings	117,862	-
Operating lease liabilities – non-current – related party	247,961	-
Total Non-current Liabilities	365,823	-
TOTAL LIABILITIES	14,862,761	17,121,565

COMMITMENTS AND CONTINGENCIES	-	-

SHAREHOLDERS’ EQUITY
Ordinary shares, unlimited shares authorized, $0.08 par value, 11,434,129 shares issued and outstanding as of March 31, 2023 (2,031,394 shares issued and outstanding as of March 31, 2022)*	913,785	162,468
Additional paid-in capital	35,588,214	30,994,376
Accumulated deficits	(21,613,133)	(15,688,278)
Accumulated other comprehensive (loss) income	(197,571)	956,142
Total Shareholders’ Equity	14,691,295	16,424,708
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$29,554,056	$33,546,273

*	Retrospectively restated for effect of reverse stock split on February 22, 2021 and May 19, 2022.

The accompanying notes are an integral part of these consolidated financial statements.

CHINA SXT PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME/(LOSS) AND COMPREHENSIVE INCOME/(LOSS)

(IN U.S. DOLLARS, EXCEPT SHARES DATA)

	For the years ended March 31,
	2023	2022	2021

Revenues	$1,971,679	$2,602,281	$4,777,573
Revenues generated from third parties	1,938,058	2,263,155	3,892,583
Revenue generated from related parties	33,621	339,126	884,990
Cost of revenues	(1,545,408)	(1,350,638)	(1,938,023)
Gross profit	426,271	1,251,643	2,839,550

Operating expenses:
Selling and marketing	(387,452)	(924,538)	(1,587,333)
General and administrative	(5,646,328)	(5,516,778)	(3,449,293)
Total operating expenses	(6,033,780)	(6,441,316)	(5,036,626)

Operating loss	(5,607,509)	(5,189,673)	(2,197,076)

Other income (expenses):
Interest income (expense), net	(476,776)	(36,695)	(1,615,440)
Other income (expenses), net	149,513	(181,581)	871,650
Total other expenses, net	(327,263)	(218,276)	(743,790)

Loss before income taxes	(5,934,772)	(5,407,949)	(2,940,866)
Income tax provision (recovery)	-	(328,146)	192,683

Net loss	(5,934,772)	(5,736,095)	(2,748,183)

Other comprehensive income (loss):
Foreign currency translation (loss) gain	(1,153,713)	428,356	1,118,446
Comprehensive loss	(7,088,485)	(5,307,739)	(1,629,737)

Loss per ordinary share
Basic and diluted	$(0.889)	$(5.517)	$(3.819)
Weighted average number of ordinary shares outstanding
Basic and diluted*	6,674,327	1,039,766	719,549

*	Retrospectively restated for effect of reverse stock split on February 22, 2021 and May 19, 2022.

The accompanying notes are an integral part of these consolidated financial statements.

CHINA SXT PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED MARCH 31, 2023, 2022 AND 2021

(IN U.S. DOLLARS, EXCEPT SHARES DATA)

	Shares*	Amount	Additional paid-in capital	Accumulated deficits	Accumulated other comprehensive income (loss)	Total equity
Balance as of March 31, 2020	433,346	$34,667	$17,161,346	$(7,204,000)	$(590,660)	$9,401,353

Net loss	-	-	-	(2,748,183)	-	(2,748,183)
Issuance of shares for convertible note principal and interest partial settlement	342,374	27,390	7,653,401	-	-	7,680,791
Issuance of warrants to a third party	-	-	509,000	-	-	509,000
Share issuance due to reverse-split round up	535	-	-	-	-	-
Foreign currency translation gain	-	-	-	-	1,118,446	1,118,446
Balance as of March 31, 2021	776,255	$62,057	$25,323,747	$(9,952,183)	$527,786	$15,961,407

Net loss	-	-	-	(5,736,095)	-	(5,736,095)
Shares issued as employee incentives	116,250	9,300	2,295,097	-	-	2,304,397
Net Proceeds from the public offering	1,138,889	91,111	3,023,995	-	-	3,115,106
Issuance of the convertible note	-	-	351,537	-	-	351,537
Foreign currency translation gain	-	-	-	-	428,356	428,356
Balance as of March 31, 2022	2,031,394	$162,468	$30,994,376	$(15,688,278)	$956,142	$16,424,708

Adoption of ASU 2020-06	-	-	(351,536)	9,917	-	(341,619)
Balance as of April 1, 2022	2,031,394	$162,468	$30,994,376	$(15,688,278)	$956,142	$16,424,708

Net loss	-	-	-	(5,934,772)	-	(5,934,772)
Shares issued as employee incentives	304,709	24,377	530,194	-	-	554,571
Shares issued under share purchase agreements	3,349,936	267,995	2,926,832	-	-	3,194,827
Shares subscribed	-	-	(1,000,000)	-	-	(1,000,000)
Share issuance due to reverse-split round up	11,279	-	-	-	-	-
Issuance of shares for convertible note principal and interest partial settlement	5,736,811	458,945	2,488,348	-	-	2,947,293
Foreign currency translation loss	-	-	-	-	(1,153,713)	(1,153,713)
Balance as of March 31, 2023	11,434,129	$913,785	$35,588,214	$(21,613,133)	$(197,571)	$14,691,295

*	Retrospectively restated for effect of reverse stock split on February 22, 2021 and May 19, 2022.

The accompanying notes are an integral part of these consolidated financial statements.

CHINA SXT PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

	For the years ended March 31,
	2023	2022	2021
Cash Flows from Operating Activities:
Net loss from operations	$(5,934,772)	$(5,736,095)	$(2,748,183)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization expenses	250,162	320,007	345,414
Bad debt provision	2,875,694	477,299	1,206,420
Inventory impairment provision	-	53,365	62,944
Construction in progress impairment	349,390	-	-
Deferred income taxes	-	328,146	(192,683)
Interest accrued on loan receivable	-	-	(13,500)
Convertible note - Accretion of financing cost	335,654	29,926	1,120,267
Issuance of warrants	-	-	509,000
Deferred cost	-	558,186
Share-based compensation	554,571	2,334,397	-
Non-cash operating lease expense	73,034	-	-

Changes in operating assets and liabilities:
Accounts receivable	912,947	831,473	(519,244)
Note receivable	32,854	(35,073)	18,522
Inventory	408,951	(180,797)	38,620
Advance to suppliers	138	480,920	(341,141)
Prepayments, receivables and other assets	50,313	1,023,791	(1,038,908)
Accounts payable	9,700	(22,792)	(619,537)
Refund liability	(1,380)	(360,860)	337,565
Advance from customers	94,339	(186,399)	(62,450)
Tax payable	27,055	(32,000)	91,417
Change in related party lease liability – operating lease	(73,034)	-	-
Accrued expenses and other current liabilities	(46,373)	384,799	488,916
Net cash (used in) provided by operating activities	(80,757)	268,293	(1,316,561)

Cash Flows from Investing Activities:
Purchase of property, plant and equipment	(70,684)	(60,932)	(78,302)
Construction in progress	-	(1,558)	(14,742)
Collection of deposit - Huangshan Panjie	58,381	15,581	3,132,647
Deposits for investment	-	-	(8,845,122)
Net cash used in investing activities	(12,303)	(46,909)	(5,805,519)

Cash Flows from Financing Activities:
Proceeds from borrowings	309,417	-	-
Repayment of borrowings	(26,106)	(33,055)	(42,007)
Net (repayment) receiving for due to related parties	(2,826,466)	(3,813,468)	12,534,433
Cash paid related to equity incentive plan	-	(30,000)	-
Proceeds from convertible note	3,721,667	2,804,848	-
Payment of convertible note issuance cost	(431,737)	(448,291)	-
Repayment of convertible note	-	-	(82,939)
Net proceeds from shares purchase agreements	2,194,827	-	-
Net proceeds from public offering	-	3,115,106	-
Net cash provided by used in financing activities	2,941,602	1,595,140	12,409,487
Effect of exchange rate changes on cash and cash equivalents	(1,049,683)	394,120	784,536
Net increase in cash, cash equivalents and restricted cash	1,798,859	2,210,644	6,071,943
Cash, cash equivalents and restricted cash at the beginning of year	15,569,619	13,358,975	7,287,032
Cash, cash equivalents and restricted cash at the end of year	$17,368,478	$15,569,619	$13,358,975

Supplemental disclosures of cash flows information:
Cash paid for income taxes	$-	$16,733	$3,085
Cash paid for interest expense	$13,047	$3,197	$5,550
Non-cash transactions:
Issuance of shares for convertible note principal and interest partial settlement	$2,947,293	$-	$7,680,791
Equity portion opening adjustment for adoption of ASU 2020-06	$(341,619)	$-	$-
Right-of-use assets obtained in exchange for new operating lease liabilities	$361,935	$-	$-

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

Restructuring and Share Issuance

On July 4, 2017, we were incorporated in the British Virgin Islands by issuance of 10,300,000 common stocks at 0.001 par value (128,750 common stocks at 0.08 par value retrospectively restated for effect of reverse stock split on February 22, 2021 and May 19, 2022) to Ziqun Zhou, Di Zhou and Feng Zhou Management Limited (“China SXT Pharmaceuticals, Inc. shareholders”). Feng Zhou Management Limited is a BVI company 100% owned by Feng Zhou. Feng Zhou, Ziqun Zhou and Di Zhou collectively hold 100% shares of Taizhou Suxuantang. Later on October 20, 2017, the 10,300,000 shares common stocks (128,750 shares retrospectively restated for effect of reverse stock split on February 22, 2021 and May 19, 2022) were reallocated among China SXT Pharmaceuticals, Inc. shareholders. On October 20, 2017, the Company issued 9,700,000 common stocks (121,250 shares retrospectively restated for effect of reverse stock split on February 22, 2021 and May 19, 2022) at 0.001 par value to ten individual shareholders (“Restructuring”).

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

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTITIVIES (CONTINUED)

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

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTITIVIES (CONTINUED)

Share Pledge Agreement (continued)

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

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Risks in relation to the VIE structure

It is possible that the Company’s operation of certain of its operations and businesses through its VIE could be found by PRC authorities to be in violation of PRC law and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. While the Company’s management considers the possibility of such a finding by PRC regulatory authorities under current law and regulations to be remote. On January 19, 2015, the Ministry of Commerce of the PRC, or (the “MOFCOM”) released on its website for public comment a proposed PRC law (the “Draft FIE Law”) that appears to include VIE within the scope of entities that could be considered to be foreign invested enterprises (or “FIEs”) that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry. Specifically, the Draft FIE Law introduces the concept of “actual control” for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the Draft FIE Law includes control through contractual arrangements within the definition of “actual control.” If the Draft FIE Law was passed by the People’s Congress of the PRC and went into effect in its current form and as a result the Company’s VIE could become explicitly subject to the current restrictions on foreign investment in certain categories of industry. The Draft FIE Law includes provisions that would exempt from the definition of foreign invested enterprises entities where the ultimate controlling shareholders are either entities organized under PRC law or individuals who are PRC citizens. The Draft FIE Law is silent as to what type of enforcement action might be taken against existing VIEs that operate in restricted or prohibited industries and are not controlled by entities organized under PRC law or individuals who are PRC citizens. If a finding were made by PRC authorities, under existing law and regulations or under the Draft FIE Law if it becomes effective, about the Company’s operation of certain of its operations and businesses through its VIEs, regulatory authorities with jurisdiction over the licensing and operation of such operations and businesses would have broad discretion in dealing with such a violation, including levying fines, confiscating the Company’s income, revoking the business or operating licenses of the affected businesses, requiring the Company to restructure its ownership structure or operations, or requiring the Company to discontinue all or any portion of its operations. Any of these actions could cause significant disruption to the Company’s business operations and have a severe adverse impact on the Company’s cash flows, financial position and operating performance.

In addition, it is possible that the contracts among Taizhou Suxuantang, WFOE, and the nominee shareholders of Taizhou Suxuantang would not be enforceable in China if PRC government authorities or courts were to find that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event that the Company is unable to enforce these contractual arrangements, the Company will not be able to exert effective control over the VIEs. Consequently, the VIEs’ results of operations, assets and liabilities would not be included in the Company’s consolidated financial statements. If such were the case, the Company’s cash flows, financial position, and operating performance would be materially adversely affected. The Company’s contractual arrangements Taizhou Suxuantang, WFOE, and the nominee shareholders of Taizhou Suxuantang are approved and in place. Management believes that such contracts are enforceable and considers the possibility remote that PRC regulatory authorities with jurisdiction over the Company’s operations and contractual relationships would find the contracts to be unenforceable.

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

Translation of amounts from the local currencies of the Company into US$ has been made at the following exchange rates for the respective periods:

	March 31, 2023	March 31, 2022	March 31, 2021

Balance sheet items, except for equity accounts	6.8676	6.3393	6.5518
Items in the statements of operations and comprehensive income (loss), and statements of cash flows	6.8516	6.4180	6.7834

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

Changes in facts and circumstances may cause the Company to revise its estimates. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. The following are some of the areas requiring significant judgments and estimates as of March 31, 2023 and 2022: determinations of the useful lives of long-lived assets, estimates of allowances for doubtful accounts, sales return rate, abnormal capacity for inventory production, valuation assumptions in performing asset impairment tests of long-lived assets, the discount rate used for right-of-use assets and lease liabilities calculation, and determinations of fair value of warrants.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Going Concern

The consolidated financial statements for the years ended March 31, 2023 and 2022 have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.

As reflected in the consolidated financial statements, the Company reported net losses of $5,934,772, $5,736,095, and $2,748,183 for the years ended March 31, 2023, 2022 and 2021, respectively. The Company had accumulated deficits of $21,613,133 and $15,688,278 as of March 31, 2023 and 2022, respectively. The Company used funds in operating activities of $80,757 and $1,316,561 for the years ended March 31, 2023 and 2021, and generated funds in operating activities of $268,293 for the year ended March 31, 2022, respectively. In addition, the Company suffered a continuous decline in revenue for the years ended March 31, 2023, 2022, and 2021. These factors raise substantial doubt about the Company's ability to continue as a going concern.

The Company is in the process of building its customer base to generate more revenues as well as cutting expenses, and the Company is seeking to raise capital through additional debt from equity financings to fund its operations. However, there can be no assurance that these plans and arrangements will be sufficient to fund the Company's ongoing capital expenditure, working capital, and other requirements. The accompanying consolidated financial statements do not include any adjustments related to the recoverability or classification of asset and the amounts or classification of liabilities that may result from the outcome of this uncertainty. If the going concern assumption is not appropriate, material adjustments to the financial statements could be required.

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

As of March 31, 2023 and 2022, financial instruments of the Company primarily comprised of cash and cash equivalents, restricted cash, accounts receivables, notes receivable, loan receivable and accrued interest, short-term borrowings, short-term convertible notes, long-term borrowings (current and non-current portion), accounts payable, amounts due to related parties and accrued expenses, lease liabilities and other liabilities. For lease liabilities, fair value approximates their carrying value at the year-end as the interest rates used to discount the host contracts approximate market rates. The carrying amounts of these financial instruments approximated their fair values because of their generally short maturities. The Company noted no transfers between levels during any of the periods presented. The Company did not have any instruments that were measured at fair value on a recurring nor non-recurring basis as of March 31, 2023 and 2022.

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

The ending balance of restricted cash presented on the face of the consolidated balance sheets as of March 31, 2023 and 2022 were $0 and $45,297, respectively.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts receivable

Accounts receivable are recorded at the invoiced amount less an allowance for any uncollectible accounts and do not bear interest, which are due on demand. Management reviews the adequacy of the allowance for doubtful accounts on an ongoing basis, using historical collection trends and aging of receivables. Management also periodically evaluates individual customer’s financial condition, credit history, and the current economic conditions to make adjustments in the allowance when it is considered necessary. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of March 31, 2023 and 2022, the Company assessed the recoverability of its accounts receivable and record an allowance of $1,522,739 and $762,992, respectively.

Inventories

Inventories primarily include raw materials and finished goods.

Inventories are stated at the lower of cost or net realizable value. Cost is determined by the weighted-average method. Raw material cost is based on purchase costs while work-in-progress and finished goods comprise direct materials, direct labor and an allocation of manufacturing overhead costs. Net realizable value represents the anticipated selling price, net of distribution cost, less estimated costs to completion for work in progress. As of March 31, 2023 and 2022, the Company assessed the net realizable value of its inventories and record a provision of $158,834 and $172,070, respectively.

Advance to suppliers

Advance to suppliers represent amounts advanced to suppliers for future purchases of raw materials and for other services. The suppliers usually require advance payments when the Company makes purchase or orders service, and the advanced payments will be utilized to offset the Company’s future payments. These amounts are unsecured, non-interest bearing and generally short-term in nature.

Allowances are recorded when utilization and collection of amounts due are in doubt. Delinquent prepayments are written-off after management has determined that the likelihood of utilization or collection is not probable and known bad debts are written off against the allowances when identified. As of March 31, 2023 and 2022, the Company record no allowances for advance to suppliers balances, respectively.

Property, plant and equipment, net

Property and equipment are stated at cost. The straight-line depreciation method is used to compute depreciation over the estimated useful lives of the assets, as follows:

	Residual value rate	Useful Lives
Machinery	5%	10 years
Electric equipment	5%	3-5 years
Office equipment	5%	5 years
Vehicles	5%	4-10 years
Leasehold improvement cost	5%	3-10 years (shorter of the lease term and the remaining useful life)

The Company reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An asset is considered impaired if its carrying amount exceeds the future net undiscounted cash flows that the asset is expected to generate. If such asset is considered to be impaired, the impairment recognized is the amount by which the carrying amount of the asset, if any, exceeds its fair value determined using a discounted cash flow model. For the years ended March 31, 2023 and 2022, there were no impairment of property, plant and equipment.

Costs of repairs and maintenance are expensed as incurred and asset improvements are capitalized. The cost and related accumulated depreciation and amortization of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the consolidated income statements.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Intangible assets, net

Intangible assets are stated at cost less accumulated amortization. Intangible assets represented the trademarks registered in the PRC and purchased software which are amortized on a straight-line basis over a useful life of 10 years.

The Company follows ASC Topic 350 in accounting for intangible assets, which requires impairment losses to be recorded when indicators of impairment are present and the undiscounted cash flows estimated to be generated by the assets are less than the assets’ carrying amounts. For the years ended March 31, 2023 and 2022, the Company recorded no impairment of intangible assets.

Construction in progress

Construction in progress records the cost of construction work, which is not yet completed. A construction in process item is not depreciated until the asset is placed in service.

Construction in progress respects unfinished factory, workshop and retail outlet. Construction in progress will be transferred to leasehold improvement when it is finished. Depreciation is recorded starting at the time when assets are ready for the intended use. For the year ended March 31, 2023, the Company assessed the recoverability of its construction in progress and recorded full impairment of $349,390 for its construction in progress. For the year ended March 31, 2022, the Company recorded no impairment for construction in progress.

Impairment of long-lived assets

Long-lived assets primarily include property, plant and equipment, construction on progress, and intangible assets. In accordance with the provision of ASC Topic 360-10-5, “Impairment or Disposal of Long-Lived Assets”, the Company generally conducts its annual impairment evaluation to its long-lived assets, usually in the fourth quarter of each year, or more frequently if indicators of impairment exist, such as a significant sustained change in the business climate. The recoverability of long-lived assets is measured at the reporting unit level, which is an operating segment or one level below an operating segment. If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying amount of the asset. The Company record impairment for construction in progress of $349,390 and nil for the years ended March 31, 2023 and 2022, respectively.

Convertible note, net

ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, provides simplification of the convertible debt accounting framework by eliminating the cash conversion and the beneficial conversion feature accounting models for convertible debt and convertible preferred stock. The new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. ASU 2020-06 requires adoption using either modified retrospective method or full retrospective method.

Under the new framework, the reporting entity will decide the accounting for its convertible notes in the following steps: (1) a reporting entity will first decide whether to elect the fair value option under ASC 825-10 (convertible debt issued with a substantial premium may be ineligible for the fair value option); (2) if the fair value option is not elected, the reporting entity must assess whether the conversion feature requires bifurcation pursuant to ASC 815; (3) if bifurcation is not required, the reporting entity must evaluate whether the convertible debt was issued with a substantial premium; (4) if the fair value option is not elected, the conversion option is not required to be bifurcated, and the convertible debt was not issued with a substantial premium, the convertible debt will be accounted for as a single unit of account under the “traditional convertible security” model. Debt discount is amortized over the period during which the convertible note is expected to be outstanding (through the maturity date) as additional non-cash interest expense.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”), on April 1, 2018, using the modified retrospective method. Revenues for the years ended March 31, 2023, 2022 and 2021 were presented under ASC 606, and revenues for the year ended March 31, 2018 was not adjusted and continue to be presented under ASC Topic 605, Revenue Recognition.

Revenue is recognized when control of promised goods is transferred to the Company’s customers in an amount of consideration of which the Company expect to be entitled to in exchange for the goods, and the Company can reasonably estimates return provision for the goods. The product return provisions are estimated based on (1) historical rates, (2) specific identification of outstanding returns not yet received from customers and outstanding discounts and claims and (3) estimated returns, discounts and claims expected, but not yet finalized with customers. As of March 31, 2023 and 2022, sales return provision recorded in refund liabilities were $111,951 and $122,773.

For the years ended March 31, 2023, 2022 and 2021, the Company did not have any significant incremental costs of obtaining contracts with customers incurred or costs incurred in fulfilling contracts with customers within the scope of ASC Topic 606, that shall be recognized as an asset and amortized to expenses in a pattern that matches the timing of the revenue recognition of the related contract.

The Company does not have amounts of contract assets since revenue is recognized as control of goods is transferred. The contract liabilities of the Company consist of advance payments from customers. The contract liabilities are reported in a net position on a customer-by-customer basis at the end of each reporting period. Contract liabilities were recognized when the Company receives prepayment from customers resulting from purchase order. Contract liabilities will be recognized as revenue when the products are delivered. As of March 31, 2023 and 2022, the Company record advance from customers of $165,534 and $77,366, respectively, which will be recognized as revenue upon delivery of the products sold. For the years ended March 31, 2023 and 2022, the beginning balance of contract liabilities of $77,366 and $257,449 were recognized as revenue when the products are delivered.

Cost of revenue

Cost of revenue consists primarily of cost of materials, direct labors, overhead, and other related incidental expenses that are directly attributable to the Company’s principal operations.

Market development fees

Market development fees relate mainly to market development and advertisements of our pharmaceutical products. For the years ended March 31, 2023 and 2022, marketing and advertising expenses are $227,850 and $707,243, respectively, which are included in selling expenses in our consolidated statements of operations and comprehensive income.

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

The Company adopts ASC 740-10-25 “Income Taxes” which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. The Company did not have significant unrecognized uncertain tax positions, or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of March 31, 2023 and 2022.

Comprehensive income

Comprehensive income includes net income and foreign currency adjustments. Comprehensive income is reported in the consolidated statements of operations and comprehensive income. Accumulated other comprehensive income, as presented on the balance sheets are the cumulative foreign currency translation adjustments. As of March 31, 2023 and 2022, the Company recorded accumulated other comprehensive loss balance of $197,571 and accumulated other comprehensive income balance of $956,142, respectively.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases

Leases are classified at lease commencement date as either a finance lease or an operating lease. A lease is a finance lease if it meets any of the following criteria: (a) the lease transfers ownership of the underlying asset to the lessee by the end of the lease term. (b) the lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise, (c) the lease term is for the major part of the remaining economic life of the underlying asset, (d) the present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset or (e) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. When none of the criteria meets, the lease shall be classified as an operating lease.

For lessee, a lease is recognized as a right-of-use asset with a corresponding liability at lease commencement date. The lease liability is calculated at the present value of the lease payments not yet paid by using the lease term and discount rate determined at lease commencement. The right-of-use asset is calculated as the lease liability, increased by any initial direct costs and prepaid lease payments, reduced by any lease incentives received before lease commencement. The right-of-use asset itself is amortized on a straight-line basis unless another systematic method better reflects how the underlying asset will be used by and benefits the lessee over the lease term.

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842). The amendments in this ASU require an entity to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Recognition, measurement and presentation of expenses will depend on classification as a finance or operating lease. The amendments also require certain quantitative and qualitative disclosures about leasing arrangements. The Company adopted ASC 842 effective as of the beginning of the year ended March 31, 2023 by using a modified retrospective transition approach in the accompanying financial statements of the Company. The adoption of this standard had a material impact on the Company’s financial position as increased its assets and liabilities due to the recognition of right-of-use assets and lease liabilities on its consolidated balance sheets, and no material impact on its consolidated statements of comprehensive loss and cash flows.

Commitments and contingencies

In the normal course of business, the Company is subject to commitments and contingencies, including operating lease and finance lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss will occur, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

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

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Earnings per share

Earnings (loss) per share is calculated in accordance with ASC 260 Earnings per Share. Basic earnings (loss) per share is computed by dividing the net income (loss) attributable to shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is computed in accordance with the treasury stock method and based on the weighted average number of ordinary shares and dilutive ordinary share equivalents. Dilutive ordinary share equivalents are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive. There were no dilutive ordinary share equivalents outstanding during the years ended March 31, 2023 and 2022.

Related party transactions

In general, related parties exist when there is a relationship that offers the potential for transactions at less than arm’s-length, favorable treatment, or the ability to influence the outcome of events different from that which might result in the absence of that relationship. A related party may be any of the following: a) an affiliate, which is a party that directly or indirectly controls, is controlled by, or is under common control with another party; b) a principle owner, owner of record or known beneficial owner of more than 10% of the voting interest of an entity; c) management, which are persons having responsibility for achieving objectives of the entity and requisite authority to make decision; d) immediate family of management or principal owners; e) a parent company and its subsidiaries; and f) other parties that have ability to significant influence the management or operating policies of the entity.

Significant risks and uncertainties

Credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable, notes receivable, advances to suppliers, loan receivable and accrued interest, and prepayments, receivables and other current assets. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of March 31, 2023 and 2022, the Company held cash and cash equivalents of $17,368,478 and $15,524,322, respectively, which were primarily deposited in financial institutions located in Mainland China and uninsured by the government authority. To limit exposure to credit risk relating to deposits, the Company primarily place cash deposits with large financial institutions in China which management believes are of high credit quality. The Company’s operations are carried out in Mainland China. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic, and legal environments in the PRC as well as by the general state of the PRC’s economy. In addition, the Company’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other factors.

The Company conducts credit evaluations of its customers and suppliers and generally does not require collateral or other security from them. The Company establishes an accounting policy for allowance for doubtful accounts on the individual customer’s financial condition, credit history, and the current economic conditions. As of March 31, 2023 and 2022, the Company record allowances of $1,522,739 and $762,992 for accounts receivable, respectively. As of March 31, 2023 and 2022, the Company recorded allowances of $473,237 and Nil for prepayments, receivables and other assets, respectively. As of March 31, 2023 and 2022, the Company recorded allowances of $1,581,000 and Nil for loan receivable and accrued interest, respectively.

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

For the years ended March 31, 2023 and 2022, there were three customers and one customer generated sales which accounted for over 10% of total revenues generated for that year, respectively. The details are as follows:

	For the years ended, March 31,
	2023	2022
Customer A	30.26%	23.53%
Customer B	20.02%	-%
Customer C	13.87%	-%

As of March 31, 2023 and 2022, accounts receivable due from these customers as a percentage of consolidated accounts receivable balances were as follows:

	As of March 31,
	2023	2022
Customer A	7.54%	6.66%
Customer B	10.39%	-%
Customer C	1.82%	-%
Customer D – related party	-%	25.37%

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Significant risks and uncertainties (continued)

For the years ended March 31, 2023 and 2022, there were two suppliers and three suppliers which accounted for over 10% of total purchase for that year, respectively. The details are as follows:

	For the years ended, March 31,
	2023	2022
Supplier A	44.21%	-%
Supplier B	16.50%	-%
Supplier C	7.05%	15.58%
Supplier D	1.46%	31.93%
Supplier E	4.18%	23.90%

As of March 31, 2023 and 2022, accounts payable due to these suppliers as a percentage of consolidated accounts payable balances were as follows:

	As of March 31,
	2023	2022
Supplier A	17.88%	-%
Supplier B	5.99%	-%
Supplier C	13.74%	18.10%
Supplier D	10.52%	13.64%
Supplier E	-%	-%
Supplier F	-%	10.04%

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

In February 2016, the FASB issued ASU No. 2016-02, Leases, or ASU 2016-02, which modifies lease accounting for lessees to increase transparency and comparability by recording lease assets and liabilities for operating leases and disclosing key information about leasing arrangements. In July 2018, the FASB issued ASU No. 2018-10, Codification Improvements to Topic 842, Leases, or ASU 2018-10, to supersede ASU 2016-02. In addition, the FASB issued ASU No. 2018-11, Leases (Topic 842): Targeted Improvements, that provide entities with an additional (and optional) transition method to adopt the new leases standard. Under this new transition method, an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. Consequently, an entity’s reporting for the comparative periods presented in the financial statements in which it adopts the new leases standard will continue to be in accordance with current GAAP (Topic ASC 840, Leases). In June 2020, the FASB issued ASU No. 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, which amended the effective date of Topic 842, Leases. ASC 842 is now effective for private companies and nonprofit organizations annual reporting periods beginning after December 15, 2021. This was done to provide these organizations with accounting relief during the COVID-19 global pandemic. The amendments in these ASUs are effective for the Company’s fiscal years, and interim periods within those fiscal years beginning April 1, 2022. The Company adopted ASC 842 as of the beginning of the year ended March 31, 2023 by using a modified retrospective transition approach in the accompanying financial statements of the Company. The adoption of this standard had a material impact on the Company’s financial position as increased its assets and liabilities due to the recognition of right-of-use assets and lease liabilities on its consolidated balance sheets, and no material impact on its consolidated statements of comprehensive loss and cash flows.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently issued accounting standards (Continued)

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, or ASU 2016-13. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Company’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, which clarifies that receivables arising from operating leases should be accounted for in accordance with ASC 842, Leases (“ASC 842”) instead of ASC Subtopic 326-20. In November 2019, the FASB issued ASU No. 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates, which amended the effective date of ASU 2016-13. The amendments in these ASUs are effective for the Company’s fiscal years, and interim periods within those fiscal years beginning April 1, 2022. Early adoption is permitted. The Company as an EGC plans to adopt the update as of the beginning of the year ended March 31, 2024 and expects the adoption has no material effect on the Company’s consolidated balance sheets, statements of comprehensive income (loss) and statements of cash flows.

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, as part of its Simplification Initiative to reduce the cost and complexity in accounting for income taxes. This standard removes certain exceptions related to the approach for intra period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also amends other aspects of the guidance to help simplify and promote consistent application of GAAP. The amendments in these ASUs are effective for the Company’s fiscal years, and interim periods within those fiscal years beginning March 31, 2022. The Company adopted the update as of the beginning of the year ended March 31, 2023 and the adoption had no material effect on the Company’s consolidated balance sheets, statements of comprehensive income (loss) and statements of cash flows.

In August 2020, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the “if-converted” method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company’s current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. Early adoption is permitted. The Company adopted the update as of the beginning of the year ended March 31, 2023 and the adoption had no material effect on the Company’s consolidated balance sheets, statements of comprehensive income (loss) and statements of cash flows.

The Company does not believe other recently issued but not yet effective accounting statements, if recently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of comprehensive income (loss) and statements of cash flows.

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following as of March 31, 2023 and 2022:

	As of March 31,
	2023	2022

Accounts receivable – third parties	$2,867,308	$2,780,295
Accounts receivable – related parties	-	1,315,875
Total accounts receivable, gross	2,867,308	4,096,170
Less: allowance for doubtful accounts	(1,522,739)	(762,992)
Accounts receivable, net	$1,344,569	$3,333,178

Changes of allowance for doubtful accounts for the fiscal years ended March 31, 2023 and 2022 are as follows:

	For the years ended March 31,
	2023	2022

Beginning balance	$762,992	$270,693
Additional reserve through bad debt expense	820,352	477,299
Exchange rate difference	(60,605)	15,000
Ending balance	$1,522,739	$762,992

For the years ended March 31, 2023 and 2022, the Company record bad debt expense of $820,352 and $477,299, respectively.

NOTE 4 – INVENTORIES, NET

Inventories as of March 31, 2023 and 2022 consisted of the following:

	As of March 31,
	2023	2022

Raw materials	$243,222	$604,850
Finished goods	446,866	584,747
Provision for inventory	(158,834)	(172,070)
Total inventories, net	$531,254	$1,017,527

Impairment provision of inventories recorded for lower of cost or net realizable value adjustments were $0 and $53,365 for the years ended March 31, 2023 and 2022, respectively.

NOTE 5 – LOAN RECEIVABLE AND ACCRUED INTEREST, NET

Loan receivable and accrued interest as of March 31, 2023 and 2022 consisted of the following:

	As of March 31,
	2023	2022

Loan receivable - RH Holdings Management (HK) Limited	$1,500,000	$1,500,000
Accrued interest	81,000	81,000
Loan receivable and accrued interest, at cost	1,581,000	1,581,000
Less: allowance for loan receivable and accrued interest	(1,581,000)	-
Loan receivable and accrued interest, net	$-	$1,581,000

Short-term loan of $1.5 million at 5.4% annual interest rate was made to RH Holdings Management (HK) Limited from June 1, 2019, to May 31, 2020. The loan receivable is overdue, and the Company has made efforts to collect the balance via court order. As no collection has been made as of March 31, 2023, the Company expected the balance would not be collected and recorded bad debt expenses of $1,581,000 for the year ended March 31, 2023.

NOTE 6 – PREPAYMENTS, RECEIVABLES AND OTHER ASSETS, NET

Prepayments, receivables and other assets consisted of the following as of March 31, 2023 and 2022:

	As of March 31,
	2023	2022

Receivable from a third-party company	$473,237	$575,773
Other receivables	230,642	288,936
Total prepayments, receivables and other assets, gross	703,879	864,709
Less: allowance for doubtful accounts	(473,237)	-
Total prepayments, receivables and other assets, net	$230,642	$864,709

In June 2019, Taizhou Suxuantang entered into a limited partnership agreement with Huangshan Panjie Investment Management Co., Ltd. (the “Fund” or “Huangshan Panjie”). The company is committed to contribute $7 million (RMB50 million) into the Fund in two installments, with one installment of $3.5 million (RMB 25 million) made on June 14, 2019, and the second installment of $3.5 million (RMB 25 million) to be made no later than October 31, 2019. In June 2020, the Company agreed with the Fund, the GP and other limited partners to withdraw the installment of $3.5 million (RMB 25 million) made on June 14, 2019. For the years ended March 31, 2022 and 2021, the company received payment of $15,581 (RMB 100,000) and $3.1 million (RMB 21.25 million) from Huangshan Panjie, respectively. For the year ended March 31, 2023, the Company received payment of $58,381 (RMB 400,000) from Huangshan Panjie. The Company has made efforts to collect the remaining balance via court order. As no further collection has been made as of March 31, 2023, the Company recorded bad debt expenses of $474,342 (RMB 3.25 million) for the remaining balance in full.

NOTE 7 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following as of March 31, 2023 and 2022:

	As of March 31,
	2023	2022

Machinery	$775,503	$819,807
Vehicles	236,268	203,917
Electric equipment	151,445	164,066
Office equipment	80,839	83,546
Leasehold improvement	1,641,060	1,777,820
Total property plant and equipment, at cost	2,885,115	3,049,156
Less: accumulated depreciation	(1,922,901)	(1,821,345)
Total property, plant and equipment, net	$962,214	$1,227,811

Depreciation expenses were $242,230 and $337,402 for year ended March 31, 2023 and 2022, respectively.

NOTE 8 – INTANGIBLE ASSETS, NET

Intangible assets consisted of the following as of March 31, 2023 and 2022:

	As of March 31,
	2023	2022

Trademark	$44,317	$48,010
Software	34,817	37,718
Total intangible assets, at cost	79,134	85,728
Less: accumulated amortization	(51,266)	(46,966)
Total intangible assets, net	$27,868	$38,762

Amortization expenses were $7,932 and $8,468 for year ended March 31, 2023 and 2022, respectively.

NOTE 9 – LONG-TERM DEPOSIT

Long-term deposit consisted of cash deposit of RMB 60 million the Company paid to one entity which the Company is seeking to acquire certain percentage of ownership (“Target Company”). The deposit was used as the acquisition deposit required by the Target Company in order to execute their respective acquisition memorandum which details the acquisition and valuation methods but is not legally binding. The fund pledged to the Target Company has no definite term, however the Company anticipates the detailed acquisition proposals will be presented to the Board of Directors and shareholders of the Company for voting within one year. In the case that the acquisition was approved by both parties, the deposit would be used as initial payment and offset the total cash consideration of the deal. If the acquisition failed to be approved, the Target Company is obligated to return the deposit to the Company. As of March 31, 2023, the acquisition was not approved or disapproved as the acquisition was still in the process of undergoing legal and financial due diligence.

NOTE 10 – OPERATING LEASES

On January 1, 2018, the Company entered into a lease agreement with its related party company to obtain the right of use for office and warehouse of 3,627 square meters for 10 years for free. The Company recorded right-of-use assets and lease expenses based on the fair value for the lease. As the leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company’s lease agreements do not contain any material guarantees or restrictive covenants. The Company does not have any sublease activities.

Operating lease right-of-use assets as of March 31, 2023 and 2022 were as follows:

	As of March 31,
	2023	2022

Office and warehouse*	$361,092	$-
Less: accumulated amortization	(55,042)	-
Total right-of-use assets, net	$306,050	$-

The Company recognized lease expenses for the operating lease right-of-use assets office and warehouse over the lease period which is 10 years. For the years ended March 31, 2023 and 2022, the operating lease expenses were $73,034 and $77,968, respectively.

Operating lease liabilities as of March 31, 2023 and 2022 consisted of the following:

	As of March 31,
	2023	2022

Office and warehouse	$306,050	$-
Total operating lease liabilities, net	$306,050	$-

Analyzed for reporting purposes as:

	As of March 31,
	2023	2022

Non-current portion of operating lease liabilities – related party	$247,961	$-
Current portion of operating lease liabilities – related party	58,089	-
Total operating lease liabilities	$306,050	$-

The discount rate used for the office and warehouse was 5.40%. The remaining lease term for the operating lease was 4.75 years.

NOTE 10 – OPERATING LEASES (CONTINUED)

Maturity analysis of operating lease liabilities as of March 31, 2023 is as follows:

	Office and warehouse
	RMB	USD

Discount rate at commencement	5.40%	$5.40%
One year	500,400	72,864
Two years	500,400	72,864
Three years	500,400	72,864
Four years	500,400	72,864
Five years and thereafter	375,300	54,648
Total undiscounted cash flows	2,376,900	$346,104
Less: imputed interest	(275,074)	(40,054)
Operating lease liabilities	2,101,826	306,050

The Company had no other operating or financing lease agreements or short-term leases, defined as leases with initial term of 12 months or less, for the years ended March 31, 2023 and 2022.

NOTE 11 – BORROWINGS

Short-term borrowings

Short-term borrowings consisted of the following as of March 31, 2023 and 2022:

	As of March 31,
	2023	2022

Short-term loans from related parties	$94,647	$-
Short-term loans from third-party individuals	72,806	-
Total short-term borrowings	$167,453	$-

Short-term borrowings included loans from various individuals and entities that are unsecured. Short-term loans from related parties represents the loan of $94,647 the Company borrowed from Jun Zheng, which is valid from January 18, 2023 to January 17, 2024 and bear interest of 6%. Short-term loans from third-party individuals represents the loan of $72,806 the Company borrowed from one unaffiliated individual which is valid from March 24, 2023 to March 23, 2024 and bears interest of 12%.

As of March 31, 2023 and 2022, the total amount of these loans was $167,453 and $0, respectively. The Company recorded interest expenses of $9,706 and $0 on these short-term loans for the years ended March 31, 2023 and 2022, respectively.

Long-term borrowings

Long-term borrowings consisted of the following as of March 31, 2023 and 2022:

	As of March 31,
	2023	2022
Car loans
Current portion	$7,863	$11,404
Non-current portion	30,495	-
Total car loans	$38,358	$11,404

	As of March 31,
	2023	2022
Bank loans
Current portion	$-	$-
Non-current portion	87,367	-
Total long-term bank loans	$87,367	$-

NOTE 11 – BORROWINGS (CONTINUED)

Long-term borrowings (Continued)

Long-term bank loans are loans the Company borrowed from Jiangsu Taizhou Rural Commercial Bank which are valid from November 2, 2022 to November 1, 2025 and bear interest of 6%. As of March 31, 2023 and 2022, the total amount of these loans was $87,367 and $0, respectively. The Company recorded interest expenses for the bank loans of $2,202 and $0 for the years ended March 31, 2023 and 2022, respectively.

As of March 31, 2023, one car loan of $38,358 at 18% annual interest rate is valid from February 1, 2023 to January 30, 2028. As of March 31, 2022, one car loan of $11,404 at 9.5% annual interest rate was valid from July 1, 2019 to June 30, 2022 and was fully settled for the year ended March 31, 2023. Both cars were pledged as collateral for loans until full settlement. The Company recorded interest expenses for the car loans of $1,139 and $3,618 for the years ended March 31, 2023 and 2022, respectively.

Future loan payments as of March 31, 2023 is as follows:

	RMB	USD

One year	1,204,000	$175,316
Two years	54,000	7,863
Three years	654,000	95,230
Four years	54,000	7,863
Five years and thereafter	47,430	6,553
Total payment	2,013,430	$293,178

NOTE 12 – CONVERTIBLE NOTE

The Convertible Note 2022-1

On March 16, 2022, the Company entered into a securities purchase agreement with an institutional investor pursuant to which the Company issued an unsecured convertible promissory note with a 12-months maturity (the “Convertible Note 2022-1”) to the investor. The Convertible Note 2022-1 has the original principal amount of $2,804,848 including the original issue discount of $168,291 and the investor’s legal and other transaction costs of $20,000. The Company anticipates using the proceeds for general working capital purposes.

Material Terms of the Convertible Note 2022-1:

●	Interest accrues on the outstanding balance of the Note at 6% per annum from the purchase price date until the same is paid in full. All interest calculations hereunder shall be computed on the basis of a 360-day year comprised of twelve (12) thirty (30) day months, shall compound daily and shall be payable in accordance with the terms of this Note.

●	Upon the occurrence of a trigger event, the investor may increase the outstanding balance payable under the Note by 12% or 5%, depending on the nature of such event. If the Company files to cure the trigger event within the required five trading days, the trigger event will automatically become an event of default and interest will accrue at the lesser of 22% per annum or the maximum rate permitted by applicable law.

●	Subject to adjustment as set forth in this Note, the price at which the lender has the right to convert all or any portion of the outstanding balance into ordinary shares is $0.30 per share.

Before adoption of ASU 2020-06, in accounting for the issuance of the Convertible Note 2022-1 under ASC 470, the Company separated the 2022 Convertible Note into liability and equity components. The carrying amount of the equity component representing the conversion option was $418,410. Equity component was determined by deducting the fair value of the liability component from the par value of the Convertible Note 2022-1. Equity component is not remeasured as long as it continues to meet the conditions for equity classification. The excess of the principal amount of the liability component over its carrying amount is amortized to interest expense over the term of the Convertible Note 2022-1.

NOTE 12 – CONVERTIBLE NOTE (CONTINUED)

The Convertible Note 2022-1 (Continued)

In accounting for the issuance of the Convertible Note 2022-1 under ASU 2020-06, the Company recorded the convertible note as a single liability in its entirety according to the new framework. Debt issuance costs related to the Convertible Note 2022-1 comprised of commissions paid to third party placement agents, lawyers, and warrants value of $448,291. Issuance costs attributable to the liability component will be amortized to interest expense using the effective interest method over the contractual term. The effective interest rate for the Convertible Note 2022-1 is 26.16%.

The adjustments from adoption of ASU 2020-06 as of April 1, 2022 under modified retrospective method were as following:

	March 31, 2022	Adjustments	April 1, 2022
Liability component
Principal outstanding	$2,804,848	$-	$2,804,848
Unamortized issuance cost	(769,901)	341,619	(428,282)
Net carrying value	2,034,947	341,619	2,376,566

Equity component
Amount allocated to conversion option	418,410	(418,410)	-
Issuance cost	(66,873)	66,873	-
Equity component, net	351,537	(351,537)	-

*	The Company also recognized the cumulative adjustment to opening retained earnings as of April 1, 2022 of $9,918.

For the year ended March 31, 2023, the Company issued 4,748,930 ordinary shares with a fair value of $2,906,511 for principal and interest settlement of the Convertible Note 2022-1.

The Convertible Note 2022-2

On December 19, 2022, the Company entered into a securities purchase agreement with Streeterville Capital, LLC, pursuant to which the Company issued the investor an unsecured promissory note on December 19, 2022 in the original principal amount of $1,595,000 (the “Convertible Note 2022-2”), convertible into ordinary shares, $0.08 par value per share, of the Company for $1,500,000 in gross proceeds. The Company anticipates using the proceeds for general working capital purposes.

Material Terms of the Convertible Note 2022-1:

●	Interest accrues on the outstanding balance of the Note at 6% per annum from the purchase price date until the same is paid in full. All interest calculations hereunder shall be computed on the basis of a 360-day year comprised of twelve (12) thirty (30) day months, shall compound daily and shall be payable in accordance with the terms of this Note.

●	Upon the occurrence of a trigger event, the investor may increase the outstanding balance payable under the Note by 15% or 5%, depending on the nature of such event. If the Company files to cure the trigger event within the required five trading days, the trigger event will automatically become an event of default and interest will accrue at the lesser of 15% per annum or the maximum rate permitted by applicable law.

●	Subject to adjustment as set forth in this Note, the price at which the lender has the right to convert all or any portion of the outstanding balance into ordinary shares is $0.60 per share.

In accounting for the issuance of the Convertible Note 2022-2 under ASU 2020-06, the Company recorded the convertible note as a single liability in its entirety according to the new framework. Debt issuance costs related to the Convertible Note 2022-2 comprised of commissions paid to third party placement agents, lawyers, and warrants value of $220,035. Issuance costs attributable to the liability component will be amortized to interest expense using the effective interest method over the contractual term. The effective interest rate for the Convertible Note 2022-2 is 20.56%.

NOTE 12 – CONVERTIBLE NOTE (CONTINUED)

The Convertible Note 2023

On March 7, 2023, the Company entered into a securities purchase agreement with Streeterville Capital, LLC, pursuant to which the Company issued the investor an unsecured promissory note on March 7, 2023 in the original principal amount of $2,126,667 (the “Convertible Note 2023”), convertible into ordinary shares, $0.08 par value per share, of the Company for $2,000,000 in gross proceeds. The Company anticipates using the proceeds for general working capital purposes.

Material Terms of the Convertible Note 2023:

●	Interest accrues on the outstanding balance of the Note at 6% per annum from the purchase price date until the same is paid in full. All interest calculations hereunder shall be computed on the basis of a 360-day year comprised of twelve (12) thirty (30) day months, shall compound daily and shall be payable in accordance with the terms of this Note.

●	Upon the occurrence of a trigger event, the investor may increase the outstanding balance payable under the Note by 15% or 5%, depending on the nature of such event. If the Company files to cure the trigger event within the required five trading days, the trigger event will automatically become an event of default and interest will accrue at the lesser of 15% per annum or the maximum rate permitted by applicable law.

●	Subject to adjustment as set forth in this Note, the price at which the lender has the right to convert all or any portion of the outstanding balance into ordinary shares is $0.60 per share.

In accounting for the issuance of the Convertible Note 2023 under ASU 2020-06, the Company recorded the convertible note as a single liability in its entirety according to the new framework. Debt issuance costs related to the Convertible Note 2023 comprised of commissions paid to third party placement agents, lawyers, and warrants value of $211,702. Issuance costs attributable to the liability component will be amortized to interest expense using the effective interest method over the contractual term. The effective interest rate for the Convertible Note 2023 is 16.26%.

For the year ended March 31, 2023, the Company issued 987,881 ordinary shares with a fair value of $225,000 for principal and interest partial settlement of the Convertible Note 2023.

Net carrying amount of the liability component Convertible Notes dated as of March 31, 2023 were as follows:

	Principal outstanding	Unamortized issuance cost	Net carrying value

Convertible Note – 2022-2	$1,595,000	$(163,967)	$1,431,033
Convertible Note – 2023	1,902,639	(176,180)	1,726,459
Total	$3,497,639	(340,147)	$3,157,492

Net carrying amount of the liability component Convertible Notes dated as of March 31, 2022 were as follows:

	Principal outstanding	Unamortized issuance cost	Net carrying value

Convertible Note – 2022-1	$2,804,848	$(428,282)	$2,376,566

NOTE 12 – CONVERTIBLE NOTE (CONTINUED)

The Convertible Note 2023 (Continued)

Amortization of issuance cost, debt discount and interest cost for the year ended March 31, 2023 were as follows:

	Issuance costs and debt discount	Convertible note interest	Total

Convertible Note – 2022-1	267,122	94,643	361,765
Convertible Note – 2022-2	56,068	27,233	83,301
Convertible Note – 2023	12,464	8,406	20,870
Total	$335,654	$130,282	$465,936

Amortization of issuance cost, debt discount and interest cost for the year ended March 31, 2022 were as follows:

	Issuance costs and debt discount	Convertible note interest	Total

Convertible Note – 2022-1	$20,008	$7,020	$27,028

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

The estimated cost of inventory for product returns of $25,962 and $37,030, respectively, were recorded in Inventory on the Consolidated Balance Sheets as of March 31, 2023 and 2022.

NOTE 14 – ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following as of March 31, 2023 and 2022:

	As of March 31,
	2023	2022

Accrued payroll and welfare	$622,526	$519,241
Other payable for leasehold improvements	-1,403,258	1,520,202
Accrued professional service expenses	327,068	327,733
Other current liabilities	789,232	1,162,310
Total	$3,142,084	$3,529,486

As of March 31, 2023 and 2022, the balances of other current liabilities $789,232 and $1,162,310, respectively, represented amounts due to suppliers for operating expenses and to staff who paid for operating expenses on behalf of the Company.

NOTE 15 – SHAREHOLDERS’ EQUITY

Ordinary shares

The Company is authorized to issue unlimited shares of $0.001 par value common stock. On July 4, 2017 and October 20, 2017, the Company issued common stocks of an aggregate of 20,000,000 shares of $0.001 par value (250,000 shares of $0.08 par value retrospectively restated for effect of reverse stock split on February 22, 2021 and May 19, 2022) to thirteen shareholder, three among whom together hold 100% shares of Suxuantang and over 50% shares of SXT. In connection with Restructuring, all shares and per share amounts have been retroactively restated as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying condensed consolidated financial statements.

On December 31, 2018, the Company completed the closing of its initial public offering of 2,506,300 ordinary shares at a public offering price of $4.00 per ordinary share (31,329 ordinary shares at a price of $320.00 per ordinary share retrospectively restated for effect of reverse stock split on February 22, 2021 and May 19, 2022). On January 3, 2019, the Company sold an additional 39,975 ordinary shares at the public offering price of $4.00 per share (500 ordinary shares at a price of $320.00 per ordinary share retrospectively restated for effect of reverse stock split on February 22, 2021 and May 19, 2022) in a second closing. The total gross proceeds from the initial public offering were approximately $10.2 million before underwriting commissions and offering expenses. On January 10, 2019, the underwriter exercise the warrants in connection with the initial public offering and 160,426 shares (2,005 ordinary shares retrospectively restated for effect of reverse stock split on February 22, 2021 and May 19, 2022) were newly issued.

For the year ended March 31, 2020, 11,961,006 ordinary shares (149,512 ordinary shares retrospectively restated for effect of reverse stock split on February 22, 2021 and May 19, 2022) were issued with a fair value of $6,425,657 for convertible notes principal and interest partial settlement.

For the year ended March 31, 2021, 27,389,877 ordinary shares (342,374 ordinary shares retrospectively restated for effect of reverse stock split on February 22, 2021 and May 19, 2022) were issued with a fair value of $7,680,791 for convertible notes principal and interest partial settlement.

For the year ended March 31, 2023, 5,736,811 ordinary shares were issued with a fair value of $3,131,511 for convertible notes principal and interest partial settlement.

Warrant

In connection with the certain convertible notes issued on May 2, 2019, the Company issued a warrant on January 18, 2021 to Mr. Jian Ke for purchase of 1,000,000 ordinary shares (12,500 ordinary shares retrospectively restated for effect of reverse stock split on February 22, 2021 and May 19, 2022) (the “warrants”). The warrants carry a term of four years and shall be exercisable at $0.3843 per share ($30.744 per share retrospectively restated for effect of reverse stock split on February 22, 2021 and May 19, 2022). Management determined that the warrants are equity instruments because the warrants are both a) indexed to its own stock; and b) classified in stockholders’ equity. The warrants were recorded at their fair value on the date of grant as a component of stockholders’ equity. As of March 31, 2022, the total number of warrants outstanding was 250,000 (12,500 retrospectively restated for effect of reverse stock split on February 22, 2021 and May 19, 2022) with weighted average remaining life of 4 years.

The fair value of this Warrants was $509,000. The fair value has been estimated using the Black Scholes pricing model with the following weighted-average assumptions: risk free rate of 0.33%; expected term of 4 years; exercise price of the warrants of $1.5372; volatility of 131.84%; and expected future dividends of Nil.

2021 Reverse stock split

On January 23, 2021, the Company’s board of directors approved to effect a one-for-four reverse stock split of its ordinary shares (the “2021 Reverse Stock Split”) with the market effective on February 22, 2021, such that the number of the Company’s authorized preferred and ordinary shares is unchanged, which will remain as unlimited, and the par value of each ordinary share is increased from US$0.001 to US$0.004. As a result of the 2021 Reverse Stock Split, each four pre-split ordinary shares outstanding were automatically combined and converted to one issued and outstanding ordinary share without any action on the part of the shareholder. No fractional ordinary shares were issued to any shareholders in connection with the 2021 reverse stock split. Each shareholder was entitled to receive one ordinary share in lieu of the fractional share that would have resulted from the reverse stock split. As of February 21, 2021 (immediately prior to the effective date), there were 62,057,584 ordinary shares outstanding, and the number of ordinary shares outstanding after the 2021 Reverse Stock Split is 15,525,094, taking into account of the effect of rounding fractional shares into whole shares (776,255 shares retrospectively restated for effect of reverse stock split on May 19, 2022). In addition, all options and any other securities of the Company outstanding immediately prior to the 2021 Reverse Stock Split (to the extent they don’t provide otherwise) will be appropriately adjusted by dividing the number of ordinary shares into which the options and other securities are exercisable by 4 and multiplying the exercise price thereof by 4, as a result of the 2021 Reverse Stock Split.

NOTE 15 – SHAREHOLDERS’ EQUITY (CONTINUED)

Ordinary shares - continued

2021 Equity incentive plan

In September 2021, the Company adopted a share incentive plan (the “2021 Equity Incentive Plan”), which provides for the granting of share incentives, including incentive share options (“ISOs”), restricted shares and any other form of award pursuant to the Equity Incentive Plan, to members of the board, and employees of the Company. The Company reserved 2,325,000 ordinary shares (116,250 shares retrospectively restated for effect of reverse stock split on May 19, 2022) for the 2021 Equity Incentive Plan. The vesting schedule, time and condition to exercise options is determined by the Company’s compensation committee. The term of the options may not exceed ten years from the date of the grant.

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

Pursuant to the 2021 Equity Incentive Plan, the Company issued 2,325,000 ordinary shares (116,250 shares retrospectively restated for effect of reverse stock split on May 19, 2022) to its management. The fair value of shares issued pursuant to the 2021 Equity Incentive Plan of $2,334,397 (deducted by legal expenses of $30,000) had been determined using the average share price for the dates of issuance ($0.9911 per ordinary share, $19.8228 per ordinary share retrospectively restated for effect of reverse stock split on May 19, 2022).

The 2022 Public Offering

On January 18, 2022, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Aegis Capital Corp. (the “Underwriter”), pursuant to which the Company agreed to sell to the Underwriter, in a firm commitment public offering (the “2022 Public Offering”) (i) 8,285,260 ordinary shares (the “Firm Shares”) of the Company, par value $0.004 per share, for a public offering price of $0.18 per share, (ii) 11,521,500 pre-funded warrants (the “Pre-funded Warrants”) to purchase 11,521,500 shares (the “Warrant Shares”), for a public offering price of $0.17 per Pre-funded Warrant to those purchasers whose purchase of ordinary shares in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the holder, 9.99%) of the Company’s outstanding ordinary shares immediately following the consummation of this Offering (the “2022 Public Offering”). The Company also granted the Underwriter an over-allotment option to purchase up to 2,971,014 ordinary shares (the “Option Shares”, together with Firm Shares, the “Shares”).

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

Pursuant to the 2022 Public Offering, the Company issued 22,777,774 ordinary shares at price of $0.18 per share (1,138,889 ordinary shares at price of $3.6 per share retrospectively restated for effect of reverse stock split on May 19, 2022) to the investors. The total gross proceeds from the 2022 Public Offering were approximately $4.1 million before underwriting commissions and offering expenses. The total net proceeds from the 2022 Public Offering were approximately $3.1 million after underwriting commissions and offering expenses.

NOTE 15 – SHAREHOLDERS’ EQUITY (CONTINUED)

Ordinary shares - continued

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

Pursuant to the 2022 Equity Incentive Plan, the Company issued 6,094,180 ordinary shares (304,709 shares retrospectively restated for effect of reverse stock split on May 19, 2022) to its management on June 6, 2022.

2022 Reverse stock split

On May 10, 2022, the Company’s board of directors approved to effect a one-for-twenty reverse stock split of its ordinary shares (the “2022 Reverse Stock Split”) with the market effective on May 19, 2022, such that the number of the Company’s authorized preferred and ordinary shares is unchanged, which will remain as unlimited, and the par value of each ordinary share is increased from US$0.004 to US$0.08. As a result of the 2022 Reverse Stock Split, each twenty pre-split ordinary shares outstanding were automatically combined and converted to one issued and outstanding ordinary share without any action on the part of the shareholder. No fractional ordinary shares were issued to any shareholders in connection with the 2022 reverse stock split. Each shareholder was entitled to receive one ordinary share in lieu of the fractional share that would have resulted from the reverse stock split. As of May 16, 2022 (immediately prior to the effective date), there were 40,627,868 ordinary shares outstanding, and the number of ordinary shares outstanding after the 2022 Reverse Stock Split is 2,042,673, taking into account of the effect of rounding fractional shares into whole shares. In addition, all shares, options and any other securities of the Company outstanding immediately prior to the 2022 Reverse Stock Split was retroactively applied by dividing the number of ordinary shares into which the options and other securities are exercisable by 20 and multiplying the exercise price thereof by 20, as a result of the 2022 Reverse Stock Split.

Securities purchase agreement

On September 22, 2022, the Company entered into certain securities purchase agreement with Zhijun Xiao, a non-affiliate non-U.S. person, pursuant to which Mr. Xiao agreed to purchase 1,625,798 ordinary shares of the Company, par value $0.08 per share at a per share purchase price of $1.35. The agreement was executed on October 11, 2022 and the gross proceeds of this transaction were $2,194,827.

On February 22, 2023, the Company entered into certain securities purchase agreement with Rising Sun Capital Ltd., a limited liability company organized under the laws of Australia, pursuant to which the investor agreed to purchase 1,724,138 ordinary shares of the Company, par value $0.08 per share, at a per share purchase price of $0.58. The gross proceeds of this transaction are approximately $1 million. Upon the issuance date of these consolidated financial statements, the transaction has not been closed and the Company has not received the proceeds.

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

For the year ended March 31, 2023, 2022 and 2021, income tax expenses consisted of the following:

	For the years ended March 31,
	2023	2022	2021

Current income tax provision	$-	$-	$-
Deferred income tax provision	-	328,146	(192,683)
Total income tax expense (benefit)	-	$328,146	$(192,683)

The following is a reconciliation of the Company’s total income tax expense to the amount computed by applying the PRC statutory income tax rate of 15% to its income from operations before income taxes for the year ended March 31, 2023, 2022 and 2021.

	For the years ended March 31,
	2023	2022	2021

Loss before income taxes	(5,934,772)	$(5,407,949)	$(2,940,866)
Income tax expense at the PRC statutory rate	(653,066)	(811,192)	(441,130)
Non-deductible expenses	226,003	178,293	278,437
Deductible research and development expenses	(29,497)	(53,415)	(41,120)
Deferred tax provision	(876,804)	(197,693)	(192,683)
Deferred tax allowance	876,804	525,839	-
Effect of income tax rate differences in jurisdictions other than the PRC	456,560	686,314	203,813
Total income tax expense (benefit)	-	$328,146	$(192,683)

(b)	Deferred Tax Assets

Deferred income tax was measured using the enacted income tax rates for the periods in which they are expected to be reversed. Significant components of the Company’s deferred income tax assets and liabilities consist of follows:

	As of March 31,
	2023	2022

Tax loss carry forward	$552,828	$392,108
Allowance for doubtful account - accounts receivable	228,944	114,449
Allowance for doubtful account – prepayment, receivable and other current assets	71,151	-
Impairment provision for inventory	23,881	25,811
Valuation allowance for deferred tax assets	(876,804)	(532,368)
Total	$-	$-

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. For the year ended March 31, 2023, 2022 and 2021 the Company had no unrecognized tax benefits. The Company does not anticipate any significant increase to its asset for unrecognized tax benefit within the next 12 months. The Company will classify interest and penalties related to income tax matters, if any, in income tax expense.

NOTE 17 – RELATED PARTY TRANSACTIONS

Nature of relationships with related parties

Name of related parties	Relationship with the Company

Feng Zhou	Major shareholder of the Company, Chief Executive Officer
Jianping Zhou	Father of major shareholders of the Company and two of Taizhou Suxuantang shareholders, controlling shareholder of Taizhou Suxuantang from its inception to May 8, 2017 (decreased subsequent year-end from death)
Zhijun Xiao	Director of the Company
Jun Zheng	Director of the Company
Xiaodong Ji	Independent Director of the Company
Xiaodong Pan	Chief Financial Officer
Taizhou Jiutian Pharmaceutical Co. Ltd.	An entity controlled by Jianping Zhou
Jiangsu Health Pharmaceutical Investment Co., Ltd.	An entity controlled by Jianping Zhou
Taizhou Su Xuan Tang Chinese Medicine Clinic	An entity controlled by Jianping Zhou
Taizhou Su Xuan Tang Chinese hospital Co., Ltd.	An entity controlled by Jianping Zhou
Jiangsu Sutaitang Online Commercial Co., Ltd.	An entity controlled by Xiaodong Ji

Related party balances

The amounts due to related parties as of March 31, 2023 and 2022 were as follows:

	As of March 31,
	2023	2022

Jiangsu Health Pharmaceutical Investment Co., Ltd.	$2,910,088	$5,529,274
Feng Zhou	1,823,679	276,683
Jianping Zhou	-	2,030,035
Jiangsu Sutaitang Online Commercial Co., Ltd.	320,202	769,611
Xiaodong Pan	73,110	90,099
Zhijun Xiao	62,658	-
Jun Zheng	14,025	-
Total due to related parties	$5,203,762	$8,695,702

Related party transactions

For the years ended March 31, 2023, 2022 and 2021, the Company generated revenues of $4,610, $138,275 and $731,669 from sales transactions with Taizhou Jiutian Pharmaceutical Co. Ltd, respectively.

For the year ended March 31, 2023, 2022 and 2021, the Company generated revenues of $17,478, $19,246 and $84,848 from sales transactions with Taizhou Su Xuan Tang Chinese Hospital Co. Ltd, respectively.

For the years ended March 31, 2023, 2022 and 2021, the Company generated revenue of $11,533, $16,658 and $68,473 from sales transactions with Taizhou Su Xuan Tang Chinese Medicine Clinic, respectively.

For the year ended March 31, 2023, the Company borrowed $76,683 from Zhijun Xiao and Jun Zheng, and repaid $2,899,694 to Jiangsu Health Pharmaceutical Investment Co., Ltd., Jianping Zhou, Jiangsu Sutaitang Online Commercial Co., Ltd., Feng Zhou and Xiaodong Pan. For the year ended March 31, 2022, the Company borrowed $1,122,458 from Jiangsu Sutaitang Online Commercial Co., Ltd, Feng Zhou and Xiaodong Pan, and repaid $4,935,926 to Jiangsu Health Pharmaceutical Investment Co., Ltd. and Jianpiang Zhou. For the year ended March 31, 2021, the Company borrowed $12,148,461 from Jianping Zhou and Jiangsu Health Pharmaceutical Investment Co., Ltd., which was non-interest bearing and repaid on demand.

NOTE 17 – RELATED PARTY TRANSACTIONS (CONTINUED)

Related party transactions (Continued)

For the year ended March 31, 2023, the Company borrowed $94,647 from Jun Zheng, which is valid from January 18, 2023 to January 17, 2024 and bear interest of 6%.

On January 1, 2018, the Company entered into a lease agreement with Jiangsu Health Pharmaceutical Investment Co., Ltd. to obtain the right of use for office and warehouse of 3,627 square meters for 10 years for free. The Company recorded right-of-use assets and lease expenses based on the fair value for the lease. For the years ended March 31, 2023, 2022 and 2021, the Company record operating lease expenses were $73,034, $77,968 and $74,299, respectively.

Guarantee

For the years ended March 31, 2023 and 2022, Taizhou Suxuantang signed several financial guarantee agreements for its related parties. Details of the financial guarantee agreements, please refer to Note 18.

NOTE 18 – GUARANTEE

On April 12, 2021, Taizhou Suxuantang signed a financial guarantee agreement with Jiangsu Changjiang Commercial Bank for Taizhou Jiutian Pharmaceutical Co. Ltd. in borrowing of $407,712 (equivalent of RMB 2,800,000) for three-year period. Taizhou Suxuantang is obliged to pay on behalf of the related party the principal, interest, penalty and other expenses if Taizhou Jiutian Pharmaceutical Co. Ltd. defaults in payment. The Company did not charge financial guarantee fees over Taizhou Jiutian Pharmaceutical Co. Ltd.

On October 28, 2013, Taizhou Suxuantang signed a financial guarantee agreement with Fenlan Xu for Jianping Zhou in borrowing of $844,545 (equivalent of RMB 5,800,000) for an unlimited period. Taizhou Suxuantang is obliged to pay the amount if Jianping Zhou in default of the payment of principal and interests. Since Jianping Zhou deceased after yearend, Taizhou Suxuantang should bear all the risk for the repayment. However, subsequent to yearend, Taizhou Jiutian Pharmaceutical Co. Ltd. signed an agreement with Taizhou Suxuantang to take all the responsibility and obligation for repay the amount borrowed from Fenlan Xu on behalf of Jianping Zhou. This additional agreement releases Taizhou Suxuantang from future obligation in regard to the guarantee agreement. The Company did not charge financial guarantee fees over Jianping Zhou. Taizhou Juiutian Pharmaceutical Co. Ltd. is fully obliged to pay the principal, interests from January 1, 2021 to the actual date of repayment, including penalty and other expenses. As such, the Company expects no liabilities from the financial guarantee.

The Company has not made any payment under the above guarantee agreements for the years ended March 31, 2023 and 2022.

NOTE 19 – COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company is involved in various legal proceedings, claims and other disputes arising from commercial operations, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Company can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on our consolidated financial position or results of operations or liquidity. As of March 31, 2023 and 2022, and through the issuance date of these consolidated financial statements, the Company had no pending legal proceedings.

NOTE 20 – SUBSEQUENT EVENTS

The Company evaluated all events and transactions that occurred after March 31, 2023 up through the date the Company issued these financial statements on July 31, 2023 and concluded that no other material subsequent events except for the disclosed above.