Form 20-F
period 2024-03-31
China SXT Pharmaceuticals, Inc.
filed 2024-08-13
CIK 1723980

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2024

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

Feng Zhou

178 Taidong Rd North, Taizhou

Jiangsu, China

+86- 523-86298290

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Ordinary shares, no par value each	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of March 31, 2024 was: ☐ ordinary shares, no par value each.

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

We are a holding company incorporated in the British Virgin Islands and not a Chinese operating company. As a holding company with no material operations of our own, we conduct our operations through our subsidiaries in China and the VIE in China. For accounting purposes, we are deemed as the primary beneficiary of the VIE pursuant to the certain contractual arrangements (the “VIE Agreements”), and can consolidate the financial results of the VIE in our consolidated financial statements under generally accepted accounting principles in the U.S. (“U.S. GAAP”), and the structure involves unique risks to investors. Our shareholders hold equity interest in China SXT, the offshore holding company in the British Virgin Islands, instead of equity interest in our subsidiaries or the VIE in China, The VIE structure provides contractual exposure to foreign investment in China-based companies. Chinese law, however, does not prohibit direct foreign investment in the VIE. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Structure” and “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China.”

Because we do not directly hold equity interests in the VIE, we are subject to risks and uncertainties of the interpretations and applications of PRC laws and regulations, including but not limited to, regulatory review of overseas listing of PRC companies through special purpose vehicles and the validity and enforcement of the VIE Agreements. We are also subject to the risks and uncertainties about any future actions of the PRC government in this regard that could disallow the VIE structure, which would likely result in a material change in our operations, and the value of our ordinary shares (“Ordinary Shares”) may depreciate significantly or become worthless. The VIE Agreements have not been tested in a court of law in China as of the date of this annual report. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Structure” and “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China.”

Unless the context indicates otherwise, all references to “China” and the “PRC” refer to the People’s Republic of China, all references to “Renminbi” or “RMB” are to the legal currency of the People’s Republic of China, all references to “U.S. dollars,” “dollars” and “$” are to the legal currency of the United States. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On March 31, 2024, the cash buying rate announced by the People’s Bank of China was RMB 7.2203 to $1.00.

On September 11, 2023, the Company’s board of directors approved an amended and restated memorandum and articles of association to (i) alter the par value of its ordinary shares from $0.08 per share to no par value each; and (ii) effectuate a one-for-twenty-five (1-for-25) reverse split for its ordinary shares (the “2023 Reverse Split”). The market effective date of 2023 Reverse Split was October 5, 2023, which was the first day when the Company’s ordinary shares begin trading on a split-adjusted basis. The 2023 Reverse Split did not change the number of the Company’s authorized preferred and ordinary shares, which remain as unlimited. As a result of 2023 Reverse Split, the shareholders received one new ordinary share of the Company, no par value each, for every twenty-five (25) shares they hold. No fractional ordinary shares were issued to any shareholders in connection with the reverse stock split. Each shareholder was entitled to receive one ordinary share in lieu of the fractional share that would have resulted from the reverse stock split. The share numbers in this annual report are all presented on a post-split basis unless otherwise noted.

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

Summary of Risk Factors

Risks Related to Our Business

Risks and uncertainties related to our business include, but are not limited to, the following:

●	We face risks related to natural disasters (whether or not caused by climate change), unusually adverse weather conditions, pandemic outbreaks, in particular, the current coronavirus pandemic, terrorist acts and global political events, all of which could result in adverse effects to our business and financial performance. See a more detailed discussion of this risk factor on page 5 of this annual report.

●	Our significant business lines have a limited operating history, which makes it difficult to evaluate our future prospects and results of operations. See a more detailed discussion of this risk factor on page 7 of this annual report.

●	Our dependence on a small number of customers could adversely affect our business or results of operations. See a more detailed discussion of this risk factor on page 8 of this annual report.

●	Our business requires a number of permits and licenses in order to carry on their business. See a more detailed discussion of this risk factor on page 10 of this annual report.

●	Any disruption in the supply chain of raw materials and our products could adversely impact our ability to produce and deliver products. See a more detailed discussion of this risk factor on page 9 of this annual report.

●	Price control regulations in the PRC may decrease our profitability. See a more detailed discussion of this risk factor on page 10 of this annual report.

Risks Related to Our Corporate Structure

We are also subject to risks and uncertainties related to our corporate structure, including, but are not limited to, the following:

●	We do not have direct ownership of our operating entities in China and rely on VIE Agreements with the VIE for our business operations, which may not be as effective in providing operational control or enabling us to derive benefits as through ownership of controlling equity interests. See a more detailed discussion of this risk factor on page 11 of this annual report.

●	Contractual arrangements in relation to our variable interest entity may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC variable interest entity owe additional taxes, which could negatively affect our results of operations and the value of your investment. See a more detailed discussion of this risk factor on page 12 of this annual report.

●	The approval of the China Securities Regulatory Commission and other compliance procedures may be required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval. As a result, both you and us face uncertainty about future actions by the PRC government that could significantly affect our financial performance and the enforceability of the VIE Agreements. See a more detailed discussion of this risk factor on page 13 of this annual report.

●	PRC laws and regulations governing our current business operations are sometimes vague and uncertain. See a more detailed discussion of this risk factor on page 14 of this annual report.

●	Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure and business operations. See a more detailed discussion of this risk factor on page 15 of this annual report.

●	We have not received or been denied any permission from the PRC authorities to list on U.S. stock exchanges. However, we face uncertainty about future actions by the PRC government that could significantly affect the operating company’s financial performance and the enforceability of the VIE Agreements. See a more detailed discussion of this risk factor on page 13 of this annual report.

●	Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations. See a more detailed discussion of this risk factor on page 15 of this annual report.

Risks Related to Doing Business in China

We face risks and uncertainties relating to doing business in the PRC in general, including, but not limited to, the following:

●	Joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offerings. See a more detailed discussion of this risk factor on page 19 of this annual report.

●	The PRC government has significant authority to intervene or influence the China operations of an offshore holding company, such as ours, at any time. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. If the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers and we were to be subject to such oversight and control, it may result in a material adverse change to our business operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the ordinary shares to significantly decline in value or become worthless. See a more detailed discussion of this risk factor on page 20 of this annual report.

●	The uncertainties with respect to the Chinese legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China with little advance notice could adversely affect us and limit the legal protections available to you and us. See a more detailed discussion of this risk factor on page 22 of this annual report.

●	We may have difficulty in enforcing any rights we may have under the VIE Agreements in PRC. See a more detailed discussion of this risk factor on page 23 of this annual report.

●	It may be difficult for overseas shareholders and/or regulators to conduct investigation or collect evidence within China. See a more detailed discussion of this risk factor on page 23 of this annual report.

●	We face exposure to foreign currency exchange rate fluctuations. See a more detailed discussion of this risk factor on page 24 of this annual report.

Risks Related to Our Ordinary Shares

In addition to the risks described above, we are subject to general risks and uncertainties relating to our ordinary shares, including, but not limited to, the following:

●	The market price for our ordinary shares may be volatile. See a more detailed discussion of this risk factor on page 16 of this annual report.

●	For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies. See a more detailed discussion of this risk factor on page 17 of this annual report.

●	If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired. See a more detailed discussion of this risk factor on page 17 of this annual report.

●	As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, and are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NASDAQ Stock Market corporate governance listing standards. See a more detailed discussion of this risk factor on page 17 of this annual report.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses. See a more detailed discussion of this risk factor on page 18 of this annual report.

●	We do not intend to pay dividends for the foreseeable future. See a more detailed discussion of this risk factor on page 19 of this annual report.

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

COVID-19 has spread to many countries and was declared a pandemic by the WHO, resulting in actions from national and local governments that have significantly affected virtually all facets of the PRC and global economies. Since early 2020, Jiangsu Province, where we conduct a substantial part of our business, was materially impacted by the COVID-19. We have been following the recommendations of local health authorities to minimize exposure risk for our employees, including the temporary closures of our offices and production, and having employees work remotely. Due to the material impacts of COVID-19 on our logistics, our production was picking up slowly and returned to the normal level in May 2020. Since January 1, 2022 to December 2022, there have been outbreaks of the Omicron variant of the COVID-19 in China and the local governments have placed lockdown and mass testing policies in several provinces, including Jiangsu, Liaoning, Heilongjiang, Henan, and Anhui, where some of our suppliers and clients operate, which had created disruption in the delivery of our raw materials and finished products and negatively impacted our revenue for the year ended March 31, 2023. Since January 2023 and as of the date of this annual report, the lockdown and mass testing policies had been lifted, since December 2022 and the operations of our suppliers and clients are gradually recovering. For the year ended March 31, 2024, the Company’s operations and those of our suppliers and clients were not materially impacted by the COVID-19.

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

To date, we have relied almost exclusively on organically generated revenues and financing transactions to fund our operations. Our inability to obtain sufficient additional financing would have a material adverse effect on our ability to implement our business plan and, as a result, could require us to significantly curtail or potentially cease our operations. As of March 31, 2024, we had cash and cash equivalents and restricted cash of $12,077,187, total current assets of $14,233,359 and total current liabilities of $8,901,944. As of March 31, 2023, we had cash and cash equivalents and restricted cash of $17,368,478, total current assets of $19,521,247 and total current liabilities of $14,496,938. We will need to engage in capital-raising transactions in the near future. Such financing transactions may well cause substantial dilution to our shareholders and could involve the issuance of securities with rights senior to the outstanding shares. Our ability to complete additional financings is dependent on, among other things, the state of the capital markets at the time of any proposed offering, market reception of the Company and the likelihood of the success of its business model and offering terms. There is no assurance that we will be able to obtain any such additional capital through asset sales, equity or debt financing, or any combination thereof, on satisfactory terms or at all. Additionally, no assurance can be given that any such financing, if obtained, will be adequate to meet our capital needs and to support our operations. If we do not obtain adequate capital on a timely basis and on satisfactory terms, our revenues and operations and the value of our Ordinary Shares and Ordinary Share equivalents would be materially negatively impacted and we may cease our operations.

Although our operation began 19 years ago, our significant business lines have a limited operating history, which makes it difficult to evaluate our future prospects and results of operations.

We only started to produce Directly-Oral traditional Chinese medicine pieces products (the “Directly-Oral-TCMP”) and After-soaking-oral TCMP products (the “After-Soaking-Oral-TCMP”) as our principal products six years ago. As a result, our past operating results are not an accurate indication of the lines of business we are principally engaged in currently. Thus, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in evolving markets rather than typical companies of our age. Some of these risks and uncertainties relate to our ability to:

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

We derive a substantial portion of our revenue from a relatively small number of customers. Suxuantang had two significant customers which accounted for 45.65% and 16.92% of our total revenue during the year ended March 31, 2024, respectively. We expect that Suxuantang’s largest customers will continue to account for a substantial portion of its total net revenue for the foreseeable future. Suxuantang has long-standing relationships with many of its significant customers. However, because Suxuantang’s customers generally contract with a finite duration, Suxuantang may lose these customers if the contracts are not renewed or replaced. The loss or reduction of, or failure to renew or replace, any significant contracts with any of these customers could materially reduce Suxuantang’s revenue and cash flows. If Suxuantang does not replace them with other customers, the loss of business from any one of such customers could have a material adverse effect on our business or results of operations.

We may be unable to continue as a going concern.

Our audited financial statements have been prepared on a going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the ordinary course of business. The assessment of our ability to continue as a going concern and to raise sufficient funds to pay for our ongoing operating expenditures and meet our liabilities for the ensuing year involves significant judgment based on historical experience and other factors, including expectation of future events that are believed to be reasonable under the circumstances. Our future operations are dependent upon the identification and successful completion of equity or debt financings and the achievement of profitable operations at an indeterminate time in the future. There can be no assurances that we will be successful in completing equity or debt financings or in achieving profitability.

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

An aggregate of 3,476,091 Ordinary Shares are outstanding as of the date of August 7, 2024. If our existing shareholders sell, or indicate an intent to sell, substantial amounts of our Ordinary Shares in the public market, the market price of our Ordinary Shares could fall. Moreover, the perceived risk of this potential dilution could cause shareholders to attempt to sell their shares and investors to short our ordinary shares, thus depress the market price of our shares. A decline in the price of our Ordinary Shares might impede our ability to raise capital through the issuance of additional Ordinary Shares or other equity securities in the future at a time and price that we deem reasonable or appropriate.

Risks Related to Doing Business in China

Joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offerings.

On May 20, 2020, the U.S. Senate passed the HFCA Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCA Act. On December 18, 2020, the HFCA Act was signed into law.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the board of directors of a company is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions.

On August 26, 2022, the CSRC, China’s Ministry of Finance, and the PCAOB signed the SOP Agreements governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the SOP Agreements disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary.

Our auditor, ZH CPA, LLC, is headquartered in Denver, Colorado, not mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination. Therefore, our auditor was not subject to the determinations announced by the PCAOB on December 16, 2021, and it is currently subject to the PCAOB inspections.

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

On December 28, 2021, the Cyberspace Administration of China, or the “CAC”, together with 12 other governmental departments of the PRC, jointly promulgated the “CAC Revised Measures” , which became effective on February 15, 2022. The Cybersecurity Review Measures provides that, in addition to critical information infrastructure operators (“CIIOs”) that intend to purchase Internet products and services, data processing operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures further requires that CIIOs and data processing operators that possess personal data of at least one million users must apply for a review by the Cybersecurity Review Office of the PRC before conducting listings in foreign countries.

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

We face exposure to foreign currency exchange rate fluctuations, and such fluctuations could adversely affect our business, results of operations and financial condition.

The conversion of Renminbi into foreign currencies, including the USD, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the USD and other currencies, at times significantly and unpredictably. The value of Renminbi against the USD and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the USD and other currencies in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and USD in the future.

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent we need to convert USD we received from our IPO into Renminbi for our operations, appreciation of the Renminbi against the USD would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into USD for the purpose of making payments for dividends on our Ordinary Shares or for other business purposes, appreciation of the USD against the Renminbi would have a negative effect on the USD amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. As of the date of this annual report, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.  While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure, or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Substantially all of our revenues and costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into USD. To the extent that we need to convert USD we received from our IPO into Renminbi for our operations, appreciation of the Renminbi against the USD would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into USD for the purpose of making payments for dividends on our Ordinary Shares or for other business purposes, appreciation of the USD against the Renminbi would have a negative effect on the USD amount.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We were incorporated in the British Virgin Islands on July 4, 2017. Our wholly owned subsidiary SXT HK was incorporated in Hong Kong on July 21, 2017. SXT HK in turn holds all the capital stocks of WFOE, a wholly foreign owned enterprise incorporated in China on October 13, 2017. WFOE, shareholders of Taizhou Suxuantang and Taizhou Suxuantang entered into a series of contractual arrangements, also known as VIE Agreements, on October 13, 2017. Pursuant to the VIE Agreements, WFOE is regarded as the primary beneficiary of Taizhou Suxuantang and we are able to consolidate the financial statements of Taizhou Suxuantang in accordance with U.S. GAAP. See “-C. Organizational Structure Chart-Contractual Agreements between WFOE and Taizhou Suxuantang.”

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

Through our subsidiaries and variable interest entities in China, we are an innovative pharmaceutical company based in China that focuses on the research, development, manufacture, marketing and sales of TCMP. TCMP is a type of Chinese Traditional Medicine (“TCM”) products that has been widely accepted by Chinese people for thousands of years. Throughout the decades of years, TCMP products’ origin, identification, prepared process, quality standard, indication, dosage and administration, precautions, and storage have been well documented, listed and specified in “China Pharmacopoeia” a state-governmental issued guidance on manufacturing TCMP. In recent years, TCMP industry enjoyed more rapid growth than any other segments of the pharmaceutical industry primarily due to the favorable government policies for the TCMP industry. Because of the favorable government policies, TCMP products do not have to go through rigorous clinical trials before commercialization. We currently sell three types of TCMP products: Advanced TCMP, Fine TCMP and Regular TCMP. Although all of our TCMP products are generic TCMP drugs and we did not change the medical effects of these products in any significant way, these products are innovative in terms of their unconventional administration. The complexity of the manufacturing process is what differentiates these types of products. Advanced TCMP typically has the highest quality because it requires specialized equipment and prepared processes to manufacture and has to go through more manufacturing steps to produce than Fine TCMP and Regular TCMP. Fine TCMP is also manufactured with more refined ingredients than Regular TCMP.

As of the date of this annual report, we have developed and introduced a diverse range of products, which include 11 Advanced TCMPs that have been produced and marketed, 5 Fine TCMPs, 200 Regular TCMPs, and 200 raw medicinal materials. Advanced TCMP is our principal product due to its quality and greater market potential. For the fiscal year ended March 31, 2024, Advanced TCMP accounted for 49.1% of the total revenue, whereas Regular TCMP contributed 49.0% of the total revenue, respectively. For the fiscal year ended March 31, 2023, Advanced TCMP accounted for 33.3% of the total revenue, whereas Fine TCMP and Regular TCMP contributed 5.8% and 35.4% of the total revenue, respectively. For the fiscal year ended March 31, 2022, Advanced TCMP brought in 44.7% of the total revenue, whereas Fine TCMP and Regular TCMP each brought in 15.4% and 30.5% of the total revenue respectively. Our Advanced TCMP includes 11 products, which can be further divided into 7 Directly-Oral-TCMP products, and 4 After-Soaking-Oral-TCMP products. Directly-Oral-TCMP, as the name suggests, has the advantage of being taken orally. After-Soak-Oral TCMP comes as a small, porous, sealed bag that can be immersed in boiling water to make an infusion. Our major Directly-Oral-TCMP are SanQiFen, CuYanHuSuo, XiaTianWu and LuXueJing; our major After-Soaking-Oral-TCMP are ChenXiang, SuMu, ChaoSuanZaoRen, and JiangXiang. For each principal product’s indications and year of commercialization, see “-Our Products.”

Taizhou Suxuantang, the VIE entity, was founded in 2005. Our revenues decreased from $1,971,679 in fiscal year ended March 31, 2023 to $1,928,497 in fiscal year ended March 31, 2024, representing a decrease of 2%. Our net loss decreased from $5,934,772 in fiscal year ended March 31, 2023 to $3,098,532 in fiscal year ended March 31, 2024, representing a significant decrease of 48% of net loss during this period. Our revenues decreased from $2,602,281 in fiscal year ended March 31, 2022 to $1,971,679 in fiscal year ended March 31, 2023, representing a decrease of 24%. Our net loss increased from $5,736,095 in fiscal year ended March 31, 2022 to $5,934,772 in fiscal year ended March 31, 2023, representing a slight increase of 3% of net loss during this period.

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

Our major customers are hospitals, especially TCM hospitals, primarily in the Jiangsu province in China. Another substantial part of our sales is made to pharmaceutical distributors, which then sell our products to hospitals and other healthcare distributors. As of March 31, 2024, our end-customer base includes 57 pharmaceutical companies, 14 chain pharmacies and 16 hospitals in 5 provinces and municipalities in China including Jiangsu, Anhui, Jiangxi, Guangdong and Hubei.

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

In China, the production of TCMP must comply with the “Pharmaceutical Administration Law of PRC (2020 Revision)”, “GMP for drugs”, and “Good Supply Practice (“GSP”) for drugs”. Companies manufacturing and selling TCMP products must have the License: “Pharmaceutical Manufacturing Permit” and “TCM an approval throughout GMP compliance-inspection”. TCMP production companies that met both of the License Requirements within the scope of production and approval throughout GMP compliance-inspection will not be required to obtain National Medical Products Administration (“NMPA”, in lieu of CFDA effective on December 1, 2019) or local MPA approval before manufacturing their TCMP products and TCMP products are categorically exempted from being tested clinically because the effect of TCMP products are impossible to be tested clinically. As a result, TCMP products do not have the NMPA approval registration number, which is typically found in western medicine products. For more details, please see “-Regulations.”

TCMP also needs to follow national drug reference standard codified in Pharmacopoeia of the PRC (“Guidance”). The Guidance supplies critical information to TCMP manufacturers regarding origin of ingredients, description, identification, processing, assay, property and flavor, meridian tropism, actions, indications, administration and dosage, precautions and warnings and storage. For more details, please see “Regulations.”

The VIE has obtained certificates, permits, and licenses required for the operation of a pharmaceutical enterprise and the manufacturing of pharmaceutical products in the PRC. We cannot assure you that the VIE can maintain all required licenses, permits and pass the GMP compliance-inspection to carry on its business at all times, and in the past from time to time it may have not been in compliance with all such required licenses, permits and pass the GMP compliance-inspection. For more details, please see “Item 3. Key Information-D. Risk Factors- Risks Related to Our Business-Our business requires a number of permits and licenses.”

We are currently not required to obtain permission from any of the PRC authorities for the trading of Ordinary Shares in foreign stock exchanges. In addition, we, our subsidiaries, and the VIE are not required to obtain permission or approval relating to our Ordinary Shares from the PRC authorities, including the CSRC or CAC, for our subsidiaries or the VIE’s operations.

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

Pursuant to the PRC Cybersecurity Law, which was promulgated by the Standing Committee of the National People’s Congress on November 7, 2016 and took effect on June 1, 2017, personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affects or may affect national security, it should be subject to cybersecurity review by the CAC. On July 30, 2021, the State Council issued Regulation on Protecting the Security of Critical Information Infrastructure, clarifying the definition of critical information infrastructure as “any of network facilities and information systems in important industries and fields—such as public communication and information services, energy, transportation, water conservancy, finance, public services, e-government, and science, technology and industry for national defense—that may seriously endanger national security, national economy and people’s livelihood, and public interests in the event that they are damaged or lose their functions or their data are leaked.” On December 28, 2021, the CAC and other relevant PRC governmental authorities jointly promulgated CAC Revised Measures to replace the original Cybersecurity Review Measures. The CAC Revised Measures took effect on February 15, 2022. Pursuant to the CAC Revised Measures, if critical information infrastructure operators purchase network products and services, or network platform operators conduct data processing activities that affect or may affect national security, they will be subject to cybersecurity review. On November 14, 2021, CAC published the Administration Measures for Cyber Data Security (Draft for Public Comments), or the “Cyber Data Security Measure (Draft)”, which requires cyberspace operators with personal information of more than 1 million users who want to list abroad to file a cybersecurity review with the Office of Cybersecurity Review. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments and risk of network data security after going public overseas. As confirmed by our PRC counsel, Beijing W&H (Taizhou) Law Firm, we  are not subject to cybersecurity review with the CAC in accordance with the CAC Revised Measures, because (i) we are not in possession of or otherwise holding personal information of over one million users and it is also very unlikely that it will reach such threshold in the near future; and (ii) as of the date of this annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying it as a critical information infrastructure operator.   However, since these statements and regulatory actions are new, it is uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. exchange.

On February 17, 2023, the CSRC promulgated the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.  According to the Notice on the Administrative Arrangements for the Filing of the Overseas Securities Offering and Listing by Domestic Companies from the CSRC, or “the CSRC Notice,” the domestic companies that have already been listed overseas before the effective date of the Trial Measures (namely, March 31, 2023) shall be deemed as Existing Issuers. Existing Issuers are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC for any subsequent offerings. Based on the foregoing, if in the future we are going to conduct any offering or financing in the U.S., we will complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures. In addition, we have not received any formal inquiry, notice, warning, sanction, or objection from the CSRC with respect our listing on the Nasdaq Capital Market. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. Any failure or perceived failure of us to fully comply with such new regulatory requirements could significantly limit or completely hinder our ability to continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of our securities to significantly decline or be worthless. See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-The Opinions, the Trial Measures, and the revised Provisions recently issued by the PRC authorities may subject us to additional compliance requirements in the future.” Other than the foregoing, as of the date of this annual report, we are not aware of any PRC laws or regulations in effect requiring that we obtain permission from any PRC authorities to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction, or any regulatory objection to the listing and trading of our Ordinary Shares from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operations.

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

During the fiscal years ended March 31, 2024, 2023, and 2022 cash transfers and transfers of other assets between our Company, SXT HK, WFOE, and the VIE were as follows:

For the Year Ended March 31, 2024
No.	Transfer From	Transfer To	Approximate Value ($)	Note
1	SXT HK	WFOE	490,785
2	WFOE	VIE	648,587

For the Year Ended March 31, 2023
No.	Transfer From	Transfer To	Approximate Value ($)	Note
1	SXT HK	WFOE	3,469,975
2	The Company	VIE	2,204,727
3	WFOE	VIE	452,323

For the Year Ended March 31, 2022
No.	Transfer From	Transfer To	Approximate Value ($)	Note
1	The Company	SXT HK	5,000,000
2	SXT HK	WFOE	4,069,982
3	WFOE	VIE	715,723

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

Our Products

We currently sell three types  of TCMP products: Advanced TCMP, Fine TCMP and Regular TCMP, and raw medicinal materials.

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

Fine TCMP

We currently have 5 Fine TCMP products for drug stores and hospitals. Our Fine TCMP products are manufactured manually from only high-quality authentic ingredients derived from their region of origin. During the year ended March 31, 2024, we decided to discontinue cooperation with major clients in the sales of Fine TCMP, and not to develop or sell Fine TCMP products in future.

Regular TCMP

We currently manufacture almost 200 Regular TCMP products listed on China Pharmacopoeia (version 2020) Parts I and IV for hospitals and drug stores for the treatment of various diseases or serving as dietary supplements.

We currently have a product-developed portfolio of 11 Advanced TCMP products which have been commercialized, 5 Fine TCMP products, 200 Regular TCMP products, and 200 raw medicinal materials that address a wide variety of diseases and medical indications. All of our products have complied with quality, dosage, safety and efficacy standards of Chinese Pharmacopoeia and have been granted permits issued by the Jiangsu MPA based on product manufacturing scope described in the Pharmaceutical Product Permit and GMP certification, and most of our products are sold on a prescription basis. The following table summarizes the approved indications for our marketed TCMP products and the year in which each such product was first marketed to our distributors.

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

Our Suppliers, Customers and Distributors

We believe we have a well-functioning production and sales network. Our current Chinese medicine product portfolio is comprised of both prescription drugs and supplements. We have 5 major suppliers located in Anhui province in China, one of the largest TCM markets in China, and other major suppliers in provinces such as Jiangsu, Jiangxi, Sichuan and Hebei. We have long-term relationship with these suppliers, who supply raw materials of genuine TCM for our production process.

Our major customers are hospitals, especially TCM hospitals primarily in the Jiangsu provinces in China and pharmaceutical wholesalers. The wholesalers distribute our products to hospitals and other healthcare distributors such as Jiuzhoutong Pharmaceutical Co. Ltd. As of March 31, 2024, our end-customer base includes 57 pharmaceutical companies, 14 chain pharmacies and 16 hospitals in 5 provinces and municipalities in China including Jiangsu, Anhui, Jiangxi, Guangdong and Hubei.

We currently have 4 sales offices covering 12 of China’s major provinces/municipalities, including Jiangsu, Hubei, Shandong, Liaoning, Anhui, Henan, Jiangxi, Guangdong, Chongqing, Sichuan, Hebei and Fujian, and over 68 sales representatives who assist in managing our relationships with our existing distributors and developing future distributors.  With relatively less intermediaries involved in distribution and sales compared to many other pharmaceutical companies in China, we are able to keep our selling cost lower than the industry average.

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

We believe our R&D team holds a leading position in the R&D field of Advanced TCMP products based on our market analysis of our 11 Advanced TCMP. We will continue to sharpen our advantages and expect to develop new Advanced TCMP products in the foreseeable future.

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

Intellectual Property

We emphasize the protection of intellectual property and have signed agreements with patent agents to assist us to file patent applications. We also have signed confidentiality agreements with every employee we have to protect our production design. We will submit an application for every technology, production design and research results to the Chinese national intellectual property department to get protection for our intellectual property. The beneficiary of all of our patent applications is “Taizhou Suxuantang.”

Under the Patent Law of the People’s Republic of China (Revised), the validity period of patent rights for an invention shall be 20 years, which shall commence from the date of application. Currently, we have the following 28 utility model and invention patents:

Name	Patent Type	Patent Application No.	Application Date
A chopping knife type medicine cutting machine for traditional Chinese medicine	Utility Model	CN202222093724.8	2022.08.10
An automatic packaging machine for traditional Chinese medicine decoction pieces with flat sealing	Utility Model	CN202222669609.0	2022.10.11
A continuous sealing machine for plastic film of traditional Chinese medicine decoction pieces	Utility Model	CN202222670077.2	2022.10.11
A rapid liquid extraction device for traditional Chinese medicine	Utility Model	CN202222391943.4	2022.09.09
A high-speed reciprocating medicine cutting machine for traditional Chinese medicine	Utility Model	CN202222391745.8	2022.09.09
A powder packaging machine for traditional Chinese medicine	Utility Model	CN202222391578.7	2022.09.09
A multi-stage residue treatment device for traditional Chinese medicine	Utility Model	CN202221746367.4	2022.07.08
A liquid extraction device for Chinese herbal medicine	Utility Model	CN202222093718.2	2022.08.10
A moisturizing machine for moisturizing traditional Chinese medicine	Utility Model	CN202221411988.7	2022.06.08
A low-temperature drying and ozone sterilization cabinet for traditional Chinese medicine preservation	Utility Model	CN202221746470.9	2022.07.08
A high-efficiency mixing device for refined traditional Chinese medicine decoction pieces	Utility Model	CN202021884165.7	2020.09.02
A liquid extraction device for refined traditional Chinese medicine decoction pieces processing	Utility Model	CN202021814950.5	2020.08.27
A cleaning device for traditional Chinese medicine decoction pieces	Utility Model	CN202021893061.2	2020.09.03
A raw material crushing device for refined traditional Chinese medicine decoction pieces processing	Utility Model	CN202021791297.5	2020.08.25
A grinding equipment for modern traditional Chinese medicine decoction pieces processing	Utility Model	CN202021802618.7	2020.08.26
A raw material stirring device for refined traditional Chinese medicine decoction pieces processing	Utility Model	CN202021815137.X	2020.08.27
A pressing device for oral decoction pieces processing	Utility Model	CN202021793481.3	2020.08.25
A sealed storage device for refined traditional Chinese medicine decoction pieces	Utility Model	CN202022150842.9	2020.09.27
A post-processing device for refined decoction pieces with recyclable residue	Utility Model	CN202021815136.5	2020.08.27
A canning device for refined decoction pieces processing	Utility Model	CN202021792405.0	2020.08.25
A packaging device for refined decoction pieces processing	Utility Model	CN202021791301.8	2020.08.25
A clamping device for oral decoction pieces processing	Utility Model	CN202021801747.4	2020.08.26
A drying device for refined traditional Chinese medicine decoction pieces	Utility Model	CN202022150828.9	2020.09.27
Dendrobium powder crushing method	Invention	CN201910946550.5	2019.10.06
A grinding device for precious traditional Chinese medicine	Invention	CN201910364895.X	2019.04.30
A tablet grinding method	Invention	CN201810375362.7	2018.04.24
A tubular film evaporator for pharmaceutical use	Invention	CN201810603332.7	2018.06.12
A sowing device for traditional Chinese medicine planting	Invention	CN201910075080.X	2019.01.25

We submitted five additional invention patent applications as follows:

Name	Patent Type	Patent Application No.	Application Date
A traditional chinese medicine roasting processing equipment	Utility Model	202226702142	2022-10-11
A soaking and cleaning machine for traditional chinese medicine	Utility Model	202220936550	2022-08-10
A rotary traditional chinese medicine beverage machine	Utility Model	202217465078	2022-07-08
A hot air circulating oven for use with traditional chinese medicine	Utility Model	2022214119868	2022-06-08
A flip-board dryer for use with traditional chinese medicine	Utility Model	2022214122964	2022-06-08

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

A new GMP Certificate for our manufacturing facility had been issued and is effective from August 5, 2019 to August 4, 2024. We were inspected for our compliance with GMP requirements in April 2024 and, as of the date of this annual report, we have submitted all required documents for the renewal of our GMP Certificate as of the date of this annual report.. Beside regular TCMP, fine TCMP, and Directly-oral TCMP, the high-Energy Electron Beam Sterilization Method utilized currently for our advanced TCMP products, and classification of After-Soaking-Oral TCMP had been also certified in the scope of production processing.

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

Strong Research and Development Capability

We believe that our research and development capabilities allow us to create innovative TCMP that fulfill our customers’ needs. Although all of our TCMP products are generic TCMP drugs and, these products are innovative in terms of their conventional administration. Our advance TCMPs come in the form of powders or sachets, which make oral administration easier for our customers. This improvement is significant because otherwise TCMP have to be prepared through decoction before use, which has proven to be both inconvenient and overly complex for customers. Our research and development team has demonstrated its success in use of the sophisticated research strategies and modern technologies to develop TCMP products with innovative features that lend us an edge over our major competitors. We have established a strong research and development team of 13 dedicated researchers as of March 31, 2024.  Our R&D Team has successfully developed multiple modernized TCMPs, many of which have already been directly commercialized with our Pharmaceutical Manufacturing Permit, the Pharmaceutical GMP requirements and standards, and China Pharmacopoeia without the need for additional approvals or registrations by the regulatory authorities.

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

Employees

As of March 31, 2024, we had a total of 75 full-time employees and no part-time employee. The following table sets forth the breakdown of our employees as of March 31, 2024 by function:

	Number of Employees	% of Total
Function
Technology and Development	13	18%
Operations, Sales and Marketing	9	12%
Product Development	31	41%
General and Administrative	22	29%
Total	75	100%

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

We have two products not listed on national Medicare Insurance Catalogue, which are Directly-Oral products LuXueJing (which is listed on Medicare Insurance Catalogue of Jiangsu and Guangzhou provinces) and XueJie (powders). The revenue attributable to LuXueJing were $449,975 (RMB 2,887,939), $481,431 (RMB 3,298,573) and $900,701 (RMB 6,455,411) for the years ended March 31, 2022, 2023 and 2024, respectively. The revenue attributable to Xuejie powders is $1,660 (RMB 10,657), $7,818 (RMB 53,566) and Nil for the years ended March 31, 2022, 2023 and 2024, respectively.

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

This section contains forward-looking statements. These forward-looking statements are subject to various factors, risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Further, as a result of these factors, risks and uncertainties, the forward-looking events may not occur. Relevant factors, risks and uncertainties include, but are not limited to, those discussed in the section entitled “Business,” “Risk Factors” and elsewhere in this Form 20-F. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management’s beliefs and opinions as of the date of this annual report on Form 20-F. We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new Information, future events or otherwise. See “Forward-Looking Statements”.

Key Factors Affecting Our Results of Operation

We are an offshore holding company incorporated in British Virgin Islands and we conduct all of our business through our subsidiaries and the consolidated variable interest entity, Taizhou Suxuantang, in China. Neither we nor our subsidiaries own any share in Taizhou Suxuantang. Instead, WFOE, Taizhou Suxuantang and its shareholders entered into a series of contractual arrangements, also known as VIE Agreements, pursuant to which, we are regarded as the primary beneficiary of Taizhou Suxuantang for accounting purpose, and, therefore, we are able to consolidate the financial results of Taizhou Suxuantang in our consolidated financial statements in accordance with U.S. GAAP.

Our past operating results are not an accurate indication of the lines of business we are principally engaged in currently. Thus, you should consider our future prospects in light of the risks and uncertainties experienced by early-stage companies in evolving markets rather than typical companies of our age. Some of these risks and uncertainties relate to our ability to:

●	attract additional customers and increased spending per customer;

●	increase awareness of our brand and develop customer loyalty;

●	respond to competitive market conditions;

●	respond to changes in our regulatory environment;

●	manage risks associated with intellectual property rights;

●	maintain effective control of our costs and expenses;

●	raise sufficient capital to sustain and expand our business;

●	attract, retain and motivate qualified personnel; and

●	upgrade our technology to support additional research and development of new products.

Results of Operations for the Year Ended March 31, 2024 Compared to the Year Ended March 31, 2023

	For the Years Ended March 31,		Change
	2024	2023	Amount	%
Revenues	$1,928,497	$1,971,679	$(43,182)	(2)
Cost of revenues	(1,374,526)	(1,545,408)	170,882	(11)
Gross profit	553,971	426,271	127,700	30

Selling expenses	(433,566)	(387,452)	(46,114)	12
General and administrative expenses	(2,635,622)	(5,646,328)	3,010,706	(53)
Total operating expenses	(3,069,188)	(6,033,780)	2,964,592	(49)

Loss from operations	(2,515,217)	(5,607,509)	3,092,292	(55)

Interest expense, net	(544,279)	(476,776)	(67,503)	14
Other (expenses) income, net	(39,036)	149,513	(188,549)	(126)
Total other expenses, net	(583,315)	(327,263)	(256,052)	78

Loss before income taxes expense	(3,098,532)	(5,934,772)	2,836,240	(48)
Income tax expenses	-	-	-	-
Net Loss	$(3,098,532)	$(5,934,772)	$2,836,240	(48)

Revenues

We generated revenues primarily from manufacture and sales of the following products: three types of TCMP products, consisting of Advanced TCMP, Fine TCMP and Regular TCMP, and raw medicinal materials and others. As compared with the year ended March 31, 2023, our total revenues decreased slightly by $43,182, or 2%, for the year ended March 31, 2024.

The following table sets forth the breakdown of revenues by revenue source for each period presented:

	For the Years Ended March 31,		Change
	2024	2023	Amount	%
Advanced TCMP	$946,015	656,942	$289,073	44
Fine TCMP	166	114,794	(114,628)	(100)
Regular TCMP	945,000	697,518	247,482	35
Raw medicinal materials	24,166	502,425	(478, 259)	(95)
Others	13,150	-	13,150	100
Total revenues	$1,928,497	$1,971,679	$(43,182)	(2)

Advanced TCMP

Advanced TCMP is comprised of seven Directly-Oral-TCMP products and four After-Soaking-Oral-TCMP products. Both Directly Oral TCMP and After-soaking-oral TCMP are new types of Advanced TCMP.

Revenue from Advanced TCMP accounted for 49% and 33% of the revenue recognized during the years ended March 31, 2024 and 2023, respectively. As compared with the year ended March 31, 2023, our revenue from Advanced TCMP increased by $289,073, or 44%, for the year ended March 31, 2024. The increase was primarily due to that after the lift of lockdown measure imposed due to the COVID-19 pandemic, the supply of raw materials for the production of Advance TCMP products was secured and the Company’s production efficiency was gradually improved, market demand gradually recovered and therefore sales volume of Advanced TCMP increased during the year ended March 31, 2024. Additionally, the sales price of major Advanced TCMP products (DBC products) increased significantly during the year ended March 31, 2024.

Fine TCMP

We currently have four Fine TCMP products for drug stores and hospitals. Our Fine TCMP products are manufactured manually from only high-quality authentic ingredients derived from their region of origin.

Revenue from Fine TCMP accounted for 0% and 6% of the revenue recognized during the years ended March 31, 2024 and 2023. As compared with the year ended March 31, 2023, our revenue from Fine TCMP decreased by $114,628, or nearly 100% for the year ended March 31, 2024. The decrease was primarily attributable to the fact that we decided to discontinue cooperation with major clients in the sales of Fine TCMP, and not to develop or sell Fine TCMP products in future.

Regular TCMP

We currently manufacture 200 Regular TCMP products listed on China Pharmacopoeia (version 2020) Parts I and IV for hospitals and drug stores in treatment of various diseases or serving as dietary supplements.

Revenue from Regular TCMP accounted for 49% and 35% of the revenue recognized during the years ended March 31, 2024 and 2023, respectively. Revenue from Regular TCMP products increased by $247,282, or 35%, to $945,000 for the year ended March 31, 2024 from $697,518 for the year ended March 31, 2023. The increase in revenue from Regular TCMP products is due to the increased market demand for our Regular TCMP during the year ended March 31, 2024.

Raw medicinal materials

For the year ended March 31, 2024 and 2023, we generated revenue from sales of raw medicinal materials of $24,166 and $502,425, which represented 1% and 25% of our total revenue, respectively. As the low gross margin rate and declined market demand for our raw medicinal materials, we gradually decreased the sales of raw medicinal materials during the year ended March 31, 2024.

Others

For the year ended March 31, 2024, we also generated revenue of $13,150, or 1% of our total revenue, from the launch of a new health beverage product.

Cost of Revenues

Cost of revenues primarily includes cost of materials, direct labors, overhead, and other related incidental expenses that are directly attributable to the Company’s principal operations. Total cost of revenue decreased by $170,882, or 11%, to $1,374,526 for the year ended March 31, 2024 from $1,545,408 for the year ended March 31, 2023. The decrease of cost of revenues was mainly due to the significant decrease in sale of raw medicinal materials which have low margin.

Gross Profit

Gross profit increased by $127,700, or 30%, to $ 553,971 for the year ended March 31, 2024 from $ 426,271 for the year ended March 31, 2023. Gross margin was 28.7% for the year ended March 31, 2024, compared to 21.6% for the year ended March 31, 2023. The significant increase in our gross margin is mainly due to the following reasons: (i) the sales in our Advanced TCMP products increased significantly during the year ended March 31, 2024 compared to the year ended March 31, 2023, and Advanced TCMP products have relatively high margin; (ii) the sales of raw medicinal materials, which have very low margin, accounted for a small portion of our total revenue during the year ended March 31, 2024 while a significant portion of total revenue during the year ended March 31, 2023.

Selling Expenses

Selling expenses primarily consisted of sales staff payroll and welfare expenses, travelling expenses, market development and advertising fees, distribution and promotion expenses. The selling expenses increased from $387,452 for the year ended March 31, 2023 to $433,566 for the year ended March 31, 2024, representing an increase of $46,114, or 11%. The increase in selling expenses was mainly due to the increase market development and advertising fee from $227,850 for the year ended March 31, 2023 to $327,208 for the year ended March 31, 2024.

General and Administrative Expenses

General and administrative expenses primarily consisted of staff payroll and welfare expenses, research and development expenses, professional fees, entertainment expenses, travelling expenses, depreciation and amortization expenses for administrative purposes, office supply expenses, credit loss provision and impairment expenses. General and administrative expenses of $2,635,622 for the year ended March 31, 2024 mainly consisted of payroll expenses of $828,341, professional fees of $617,365, credit loss for accounts receivable of $283,234, and impairment expense for property, plant and equipment of $401,995. General and administrative expenses of $5,646,328 for the year ended March 31, 2023 mainly consisted of payroll expenses of $$1,151,466, credit loss for accounts receivable of $820,352, credit loss for prepayment, receivable and other current assets of $474,342, credit loss for loan receivable and accrued interest of $1,581,000, and impairment expense for construction in progress of $349,390.

For the year ended March 31, 2024, general and administrative expenses decreased $3,010,706, or 53%, compared to the year ended March 31, 2023. The significant decrease in our general and administrative expenses is mainly due to the following reasons: (i) the staff payroll and welfare expenses decreased significantly during the year ended March 31, 2024 compared to the year ended March 31, 2023; (ii) the credit loss provision decreased by 90% during the year ended March 31, 2024 compared to the year ended March 31, 2023.

Other Income (Expenses), Net

Interest expenses, net for the year ended March 31, 2024 mainly consisted of accretion of finance cost and interest expense related to the Convertible Note we issued on December 19, 2022, March 7, 2023, December 13, 2023 and March 27, 2024, and interest expenses from our borrowings from banks and various individuals. For the year ended March 31, 2024, we recorded amortization of issuance cost and debt discount of $292,771 and interest expenses of $231,583 for the Convertible Notes. For the year ended March 31, 2024, we recorded interest expenses of $29,022 for the other borrowings from banks and individuals.

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

Other expenses for the year ended March 31, 2024 mainly consisted of other non-operating income of $53,853 and other non-operating expenses of $109,740. Other income for the year ended March 31, 2023 mainly consisted of other non-operating income of $156,914 and other non-operating expenses of $7,401.

Income Tax Expenses

Income tax expenses represented current and deferred income tax expenses derived from income before taxes generated by Suxuantang, the variable interest entity of the Company. Current income tax expenses for the years ended March 31, 2024 and 2023 were Nil and Nil, respectively. Deferred income tax expenses for the years ended March 31, 2024 and 2023 were Nil and Nil, respectively.

Net Loss

As a result of the foregoing, net loss for the year ended March 31, 2024 was $3,098,532, representing a decrease of $2,836,240, or 48%, from net loss of $5,934,772 for the year ended March 31, 2023. The decrease in net loss was mainly due to the increase in gross profit and decrease in operating expenses.

Results of Operations for the Year Ended March 31, 2023 Compared to the Year Ended March 31, 2022

	For the Years Ended March 31,		Change
	2023	2022	Amount	%
Revenues	$1,971,679	$2,602,281	$(630,602)	(24)
Cost of revenues	(1,545,408)	(1,350,638)	(194,770)	14
Gross profit	426,271	1,251,643	(825,372)	(66)

Selling expenses	(387,452)	(924,538)	537,086	(58)
General and administrative expenses	(5,646,328)	(5,516,778)	(129,550)	2
Total operating expenses	(6,033,780)	(6,441,316)	407,536	(6)

Loss from operations	(5,607,509)	(5,189,673)	(417,836)	8

Interest expense, net	(476,776)	(36,695)	(440,081)	1,199
Other income (expenses), net	149,513	(181,581)	331,094	(182)
Total other expenses, net	(327,263)	(218,276)	(108,987)	50

Loss before income taxes expense	(5,934,772)	(5,407,949)	(526,823)	10
Income tax expenses	-	328,146	328,146	(100)
Net Loss	$(5,934,772)	$(5,736,095)	$(198,677)	3

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

Fine TCMP

We produced over 10 Fine TCMP products for drug stores and hospitals. Our Fine TCMP products are manufactured manually from only high-quality authentic ingredients derived from their region of origin.

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

Regular TCMP

We manufactured 235 Regular TCMP products listed on China Pharmacopoeia (version 2020) Parts I and IV for hospitals and drug stores in treatment of various diseases or serving as dietary supplements.

Revenue from Regular TCMP accounted for 35% and 30% of the revenue recognized during the years ended March 31, 2023 and 2022, respectively. Revenue from Regular TCMP products decreased by $95,912, or 12%, to $697,518 for the year ended March 31, 2023 from $793,430 for the year ended March 31, 2022. The decrease in revenue from Regular TCMP products is due to the continuous lockdown in China, which affected the production and distribution of our products. Additionally, the portion of revenue from Regular TCMP products of our total revenue also decreased because of our effort to start the new sales of raw medicinal materials during the year ended March 31, 2023.

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

Income Tax Expenses

Income tax expenses represented current and deferred income tax expenses derived from income before taxes generated by Suxuantang, the variable interest entity of the Company. As compared with the year ended March 31, 2022, the income tax expense for the year ended March 31, 2023 decreased by $328,146, or 100%. The current income tax expenses of Nil and Nil for the years ended March 31, 2023 and 2022 were mainly due to the loss before corporate income taxes of the Company and its subsidiaries and the VIE entity. Deferred income tax expenses for the years ended March 31, 2023 and 2022 were Nil and $328,146, respectively.

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

Total assets and liabilities presented on the Company’s consolidated balance sheets, along with the revenue, expenses, and net income shown on the consolidated statement of operations and comprehensive income, as well as the cash flows from operating, investing and financing activities presented on the consolidated statement of cash flows, all substantially present the financial position, operation and cash flow of the VIE. As of March 31, 2024, our VIE accounted for an aggregate of 98% and 75% of our total assets and total liabilities, respectively. As of March 31, 2024 and 2023, $11,589,400 and $16,735,938 of cash and cash equivalents were denominated in RMB, respectively.

As of March 31, 2023, our VIE accounted for an aggregate of 97% and 75% of our total assets and total liabilities, respectively. As of March 31, 2022, our VIE accounted for an aggregate of 85% and 85% of our total assets and total liabilities, respectively. As of March 31, 2023 and 2022, $16,735,938 and $14,217,855 of cash and cash equivalents were denominated in RMB, respectively.

The following is a selected consolidating schedule depicting the financial position as of March 31, 2024 and 2023, cash flows and results of operations for the years ended March 31, 2024 and 2023 for our Company, our subsidiaries, the VIE and corresponding eliminating adjustments.

Selected Consolidation Schedule of Balance Sheet

As of March 31, 2024

	Parent and Hong Kong	WFOE	VIE	Elimination and Reclassification	Consolidated
Cash	$487,787	$3,058	$11,586,342	$-	12,077,187
Intercompany receivables	2,359,863	3,592,064	-	(5,951,927)	-
Total Current Assets	2,859,319	3,627,210	13,698,757	(5,951,927)	14,233,359
Investment in Subsidiaries	8,430,742	-	-	(8,430,742)	-
Total Non-current Assets	8,430,742	-	8,893,698	(8,430,742)	8,893,698
Intercompany payables	-	-	5,951,927	(5,951,927)	-
Total Liabilities	2,117,612	178,589	12,852,337	(5,951,927)	9,196,611
Total Shareholders’ Equity	9,172,449	3,448,621	9,740,118	(8,430,742)	13,930,446

Selected Consolidation Schedule of Operations and Comprehensive Loss

For the year ended March 31, 2024

	Parent and Hong Kong	WFOE	VIE	Elimination and Reclassification	Consolidated
Revenues	$-	$13,150	$1,915,347	$-	1,928,497
Cost of revenues	-	(9,167)	(1,365,359)	-	(1,374,526)
Gross profit	-	3,983	549,988	-	553,971
Total operating expenses	(621,878)	(29,977)	(2,417,333)	-	(3,069,188)
Loss from operations	(621,878)	(25,994)	(1,867,345)	-	(2,515,217)
Net loss	(1,147,536)	(108,498)	(1,842,498)	-	(3,098,532)
Total Comprehensive Loss	(1,147,536)	(108,498)	(2,670,722)	-	(3,926,756)

Selected Consolidation Schedule of Cash Flows

For the year ended March 31, 2024

	Parent and Hong Kong	WFOE	VIE	Elimination and Reclassification	Consolidated
Net cash (used in) provided by operating activities	$(738,154)	$53,990	$(1,243,891)	$-	(1,928,053)
Net cash provided by investing activities	-	-	26,423	-	26,423
Net cash provided by (used in) financing activities	577,422	(220,917)	(2,980,933)	-	(2,624,428)

Selected Consolidation Schedule of Balance Sheet

As of March 31, 2023

	Parent and Hong Kong	WFOE	VIE	Elimination and Reclassification	Consolidated
Cash	$632,540	$177,420	$16,558,518	$-	17,368,478
Intercompany receivables	2,244,727	2,943,477	-	(5,188,204)	-
Total Current Assets	3,031,436	3,170,114	18,507,901	(5,188,204)	19,521,247
Investment in Subsidiaries	7,939,957	-	-	(7,939,957)	-
Total Non-current Assets	7,939,957	-	10,032,809	(7,939,957)	10,032,809
Intercompany payables	-	-	5,188,204	(5,188,204)	-
Total Liabilities	3,667,315	102,656	16,280,994	(5,188,204)	14,862,761
Total Shareholders’ Equity	7,304,078	3,067,458	12,259,716	(7,939,957)	14,691,295

Selected Consolidation Schedule of Operations and Comprehensive Loss

For the year ended March 31, 2023

	Parent and Hong Kong	WFOE	VIE	Elimination and Reclassification	Consolidated
Revenues	$-	$-	$1,971,679	$-	1,971,679
Cost of revenues	-	-	(1,545,408)	-	(1,545,408)
Gross profit	-	-	426,271	-	426,271
Total operating expenses	(2,889,348)	(525)	(3,143,907)	-	(6,033,780)
Loss from operations	(2,889,348)	(525)	(2,717,636)	-	(5,607,509)
Net loss	(3,357,186)	(628)	(2,576,958)	-	(5,934,772)
Total Comprehensive Loss	(3,357,186)	(628)	(3,730,671)	-	(7,088,485)

Selected Consolidation Schedule of Cash Flows

For the year ended March 31, 2023

	Parent and Hong Kong	WFOE	VIE	Elimination and Reclassification	Consolidated
Net cash (used in) provided by operating activities	$(483,882)	$(15,525)	$418,650	$-	(80,757)
Net cash used in investing activities	-	-	(12,303)	-	(12,303)
Net cash (used in) provided by financing activities	(189,945)	192,629	2,938,918	-	2,941,602

As of the date of this annual report, we have financed our operations primarily through shareholder capital contributions, and mainly cash used on operating activities. This has resulted in a cash and cash equivalents and restricted cash balance of $12,077,187 as of March 31, 2024, as compared to $17,368,478 as of March 31, 2023. We primarily hold our excess unrestricted cash in short-term interest-bearing bank accounts at financial institutions. As of March 31, 2024, we had a balance of $1,047,550 due to related parties, which we expect to repay using our cash and cash equivalents.

	For the years ended March 31,
	2024	2023	2022
Net cash (used in) provided by operating activities	$(1,928,053)	$(80,757)	268,293
Net cash provided by (used in) investing activities	26,423	(12,303)	(46,909)
Net cash (used in) provided by financing activities	(2,624,428)	2,941,602	1,595,140
Effect of exchange rate changes on cash and cash equivalents	(765,233)	(1,049,683)	394,120
Net (decrease) increase in cash, cash equivalents and restricted cash	(5,291,291)	1,798,859	2,210,644
Cash, cash equivalents and restricted cash at beginning of year	17,368,478	15,569,619	13,358,975
Cash, cash equivalents and restricted cash at end of year	$12,077,187	$17,368,478	15,569,619

Cash Flow in Operating Activities

For the year ended March 31, 2024, net cash used in operating activities was $1,928,053, as compared to net cash used in operating activities of $80,757 for the year ended March 31, 2023, representing an increase in cash outflow of $1,847,296. The increase in cash outflow in operating activities primarily resulted from the change of the following accounts:

a)	A net loss for the year ended March 31, 2024 of $3,098,532, compared with a net loss of $5,934,772 for the year ended March 31, 2023. Excluding the adjustments of non-cash items, net loss for the year ended March 31, 2024 and 2023 were $1,546,494 and $1,496,267, respectively. This represents an increase in cash outflow of $50,277 for the year ended March 31, 2024, compared with the year ended March 31, 2023.

b)	Change in accounts receivable was $0.32 million net cash outflow for the year ended March 31, 2024. For the year ended March 31, 2023, the change in accounts receivable was $0.91 million net cash inflow, which led to a $1.23 million increase in net cash outflow from operating activities.

c)	Change in inventory was $0.22 million net cash outflow for the year ended March 31, 2024. For the year ended March 31, 2023, the change in inventory was $0.41 million net cash inflow, which led to a $0.63 million increase in net cash outflow from operating activities.

d)	Change in refund liabilities was $0.11 million net cash inflow for the year ended March 31, 2024. For the year ended March 31, 2023, the change in refund liabilities was $1,380 net cash outflow, which led to a $0.11 million increase in net cash inflow from operating activities.

For the year ended March 31, 2023, net cash used in operating activities was $80,757, as compared to net cash provided by operating activities of $268,293 for the year ended March 31, 2022, representing a decrease in cash inflow of $349,050. The decrease in cash inflow in operating activities primarily resulted from the change of the following accounts:

a)	A net loss for the year ended March 31, 2023 of $5,934,772, compared with a net loss of $5,736,095 for the year ended March 31, 2022. Excluding the adjustments of non-cash items, the net losses for the year ended March 31, 2023 and 2022 were $1,496,267 and $1,634,769, respectively. This represents an increase in cash inflow of $138,502 for the year ended March 31, 2023, compared with the year ended March 31, 2022.

b)	Change in inventory was $0.41 million net cash inflow for the year ended March 31, 2023. For the year ended March 31, 2022, the change in inventory was $0.18 million net cash outflow, which led to a $0.59 million increase in net cash inflow from operating activities.

c)	Change in advance to suppliers was $138 net cash inflow for the year ended March 31, 2023. For the year ended March 31, 2022, the change in advance to suppliers was $0.48 million net cash inflow, which led to a $0.48 million decrease in net cash inflow from operating activities.

d)	Change in prepayments, receivables and other current assets was $0.05 million net cash inflow for the year ended March 31, 2023. For the year ended March 31, 2022, the change in prepayments, receivables and other current assets was $1.02 million net cash inflow, which led to a $0.97 million decrease in net cash inflow from operating activities.

e)	Change in refund liabilities was $1,380 net cash outflow for the year ended March 31, 2023. For the year ended March 31, 2022, the change in refund liabilities was $0.36 million net cash outflow, which led to a $0.36 million decrease in net cash outflow from operating activities.

f)	Change in contract liabilities was $0.09 million net cash inflow for the year ended March 31, 2023. For the year ended March 31, 2022, the change in contract liabilities was $0.19 million net cash outflow, which led to a $0.28 million increase in net cash inflow from operating activities.

g)	Change in accrued expenses and other current liabilities was $0.05 million net cash outflow for the year ended March 31, 2023. For the year ended March 31, 2022, the change in accrued expenses and other current liabilities was $0.38 million net cash inflow, which led to a $0.43 million decrease in net cash inflow from operating activities.

Cash Flow in Investing Activities

We had net cash provided by investing activities of $26,423 for the year ended March 31, 2024, which primarily consisted of cash received from Huangshan Panjie Investment Management Co., Ltd. of $33,486, offset by cash paid for purchase of property, plant and equipment of $7,063.

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

Cash Flow in Financing Activities

For the year ended March 31, 2024, the net cash used in financing activities was $2,624,428, which was primarily attributable to advances to related parties of $2,205,254, repayment to related parties of $1,727,418, repayment of principal and interest of bank loans of $78,654, offset by net proceeds from the issuance of convertible notes of $952,971(gross proceeds of $1,063,333 and debt issuance cost of $110,362) and proceeds from borrowing from banks and individuals of $433,927.

For the year ended March 31, 2023, the net cash provided by financing activities was $2,941,602, which was primarily attributable to net proceeds from the issuance of convertible notes of $3,289,930 (gross proceeds of $3,721,667 and debt issuance cost of $431,737), net proceeds from shares purchase agreements of $2,194,827, and proceeds from borrowing from banks and individuals of $309,417, net by repayment to related parties of $2,197,555, advances to related parties of $628,911, and repayment of principal and interest of bank loans of $26,106.

For the year ended March 31, 2022, the net cash provided by financing activities was $1,595,140, which was primarily attributable to net proceeds from the 2022 convertible note of $2,356,557 (gross proceeds of $2,804,848 and debt issuance cost of $448,291), and net proceeds from the 2022 public offering of $3,115,106, net by advances to related parties of $3,581,746, repayment to amounts due from related parties of $231,722, payment related to equity incentive plan of $30,000, and repayment of principal and interest of bank loans of $33,055.

Going Concern

The accompanying consolidated financial statements for the years ended March 31, 2024 and 2023 have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.

As reflected in the accompanying consolidated financial statements, we reported net losses of $3,098,532, $5,934,772, and $5,736,095 for the years ended March 31, 2024, 2023 and 2022, respectively. We had accumulated deficits of $24,711,665 and $21,613,133 as of March 31, 2024 and 2023, respectively. We used funds in operating activities of $1,928,053 and $80,757 for the years ended March 31, 2024 and 2023, and generated funds in operating activities of $268,293 for the year ended March 31, 2022, respectively. In addition, we have suffered a continuous decline in revenue for the years ended March 31, 2024, 2023, and 2022. These factors raise substantial doubt about our ability to continue as a going concern.

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

Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. The estimates include but are not limited to: determinations of the useful lives of long-lived assets, estimates of expected credit loss for doubtful accounts, sales return rate, abnormal capacity for inventory production, valuation assumptions in performing asset impairment tests of long-lived assets, the discount rate used for right-of-use assets and lease liabilities calculation, and determinations of fair value of warrants.

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

Name	Age	Position(s)
Feng Zhou	33	Chief Executive Officer and Director
Xiaodong Pan	47	Chief Financial Officer
Jun Zheng	48	Director
Tong Liu	46	Independent Director
Xiaodong Ji	55	Independent Director
Songfan He	52	Independent Director

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

The table below provides certain information regarding the diversity of our board of directors as of March 31, 2023.

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

Under Rule 5606(f)(2) and Rule 5606(f)(6) of the Nasdaq Listing Rules, we are required to have, or disclose why we do not have, at least one “diverse” (as such term is defined in Rule 5606(f)(2)(B) of the Nasdaq Listing Rules) director by December 31, 2023. As of July 31, 2024, we did not have at least one diverse director because we have not yet identified a suitable candidate. We will continue our search for a suitable candidate in order to increase the diversity of our board.

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

Duties of Directors

Under British Virgin Islands law, our directors have a duty to act honestly and in good faith and in what the director believes to be in our best interests. Our directors also have a duty to exercise the care, diligence and skill that a reasonable director would exercise in the same circumstances. See “Description of Ordinary Shares - Differences in Corporate Law” for additional information on our directors’ fiduciary duties under British Virgin Islands law. In fulfilling their duty of care to us, our directors must ensure compliance with our M&A. We have the right to seek damages if a duty owed by our directors is breached.

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

6.B. Compensation

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the year ended March 31, 2024 earned by or paid to our directors and senior management.

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

6.E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our equity shares as of June 20, 2024 by each director and our senior management executives. There were 3,092,994 Ordinary Shares issued and outstanding as of June 20, 2024. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to equity shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned.

Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at 178 Taidong Rd North, Taizhou, Jiangsu, China.

Ordinary Shares Beneficially Owned As of June 20, 2024
	Number	Percent
Directors and Executive Officers:
Feng Zhou(1)	138,203	4.47%
Xiaodong Pan	-	-
Jun Zheng	-	-
Tong Liu	-	-
Xiaodong Ji	-	-
Songfan He	-	-
All directors and executive officers as a group (6 persons)	138,203	4.47%
5% shareholder:
-	-	-

Total share outstanding	138,203	4.47%

(1)	Feng Zhou is the 100% owner of Feng Zhou Management Limited and therefore shall be deemed as the beneficial owner of shares held by such entity. As of the date of this annual report, Mr. Feng Zhou is entitled to an aggregate of 138,203 with shared voting power, includes (i) 4,205 Ordinary Shares solely held by Mr. Feng Zhou through his wholly owned entity Feng Zhou Management Limited; (ii) 68,966 Ordinary Shares that are subject to the voting agreement entered into between Feng Zhou and Rising Sun Capital Ltd., a limited liability company organized under the laws of Australia, which is wholly-owned by Wei Shi. Rising Sun Capital Ltd.’s principal business address is Suite 118, 252 Russel Street, Melbourne, Vic, 3000, dated February 22, 2023, pursuant to which, Rising Sun Capital Ltd. irrevocably grants a power of attorney to, and entrusts Mr. Zhou for the maximum period of time permitted by law, with all of the Investor ’s voting rights as a shareholder of the Company, including without limitation, in connection with the election of directors and approval of all corporate transactions which requires the approval of the Company’s shareholders. Therefore, Mr. Feng Zhou is deemed to have the voting power and investment discretion over the shares held by Rising Sun Capital Ltd. (iii) 65,032 Ordinary Shares that are subject to the voting agreement entered into between Feng Zhou, Haoxia and Zhijun Xiao, whose principal business address is No.41 Team Huangjiu, Liangxu Town, Jiangyan District, Taizhou City, Jiangsu Province, China, dated September 22, 2022, pursuant to which Mr. Zhijun Xiao irrevocably grants a power of attorney to, and entrust Mr. Zhou and Mr. Xia, respectively, for the maximum period of time permitted by law, with all of Mr. Zhijun Xiao’s voting rights as a shareholder of the Company, including without limitation, in connection with the election of directors and approval of all corporate transactions which requires the approval of the Company’s shareholders. Therefore, Mr. Feng Zhou is deemed to have the voting power and investment discretion over the shares held by Mr. Zhijun Xiao.

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

On September 22, 2022, the Company entered into certain securities purchase agreement (the “2022 SPA”) with Zhijun Xiao, a non-affiliate non-U.S. person, pursuant to which Mr. Zhijun Xiao agreed to purchase 1,625,798 ordinary shares of the Company, par value $0.08 per share at a per share purchase price of $1.35. The gross proceeds of this transaction are $2,194,827.3, which has been paid in full. On the same date, Mr. Zhijun Xiao entered into voting agreements (the “2022 Voting Agreements”) with Mr. Feng Zhou and Mr. Hao Xia. According to the 2022 Voting Agreements, Mr. Zhijun Xiao irrevocably grants a power of attorney to, and entrust Mr. Zhou and Mr. Xia, respectively, for the maximum period of time permitted by law, with all of Mr. Zhijun Xiao’s voting rights as a shareholder of the Company, including without limitation, in connection with the election of directors and approval of all corporate transactions which requires the approval of the Company’s shareholders.

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

On September 11, 2023, the Company’s board of directors approved an amended and restated memorandum and articles of association to (i) alter the par value of its ordinary shares from $0.08 per share to no par value each; and (ii) effectuate a one-for-twenty-five (1-for-25) reverse split for its ordinary shares (the “2023 Reverse Split”). The market effective date of 2023 Reverse Split was October 5, 2023, which was the first day when the Company’s ordinary shares begin trading on a split-adjusted basis. The 2023 Reverse Split did not change the number of the Company’s authorized preferred and ordinary shares, which remain as unlimited. As a result of 2023 Reverse Split, the shareholders received one new ordinary share of the Company, no par value each, for every twenty-five (25) shares they hold. No fractional ordinary shares were issued to any shareholders in connection with the reverse stock split. Each shareholder was entitled to receive one ordinary share in lieu of the fractional share that would have resulted from the reverse stock split.

On December 13, 2023, the Company entered into a securities purchase agreement (the “December 2023 Purchase Agreement”) with Streeterville Capital, LLC (the “Investor”), pursuant to which the Company issued the Investor an unsecured promissory note on December 13, 2023 in the original principal amount of $531,666.67 (the “December 2023 Note” ) convertible into Ordinary Shares, for $500,000.00 in gross proceeds. Ordinary Shares are issuable upon conversion of the December 2023 Note which are currently held by Streeterville. The shares issuable upon conversion of the December 2023 Note may be offered for sale from time to time by Streeterville. The Company will not receive proceeds from the sale of the underlying Ordinary Shares.

On March 27, 2024, the Company entered into a securities purchase agreement (the “March 2024 Purchase Agreement”) with the Investor, pursuant to which the Company issued the Investor an unsecured promissory note on March 27, 2024 in the original principal amount of $531,666.67 (the “March 2024 Note”), convertible into Ordinary Shares of the Company, for $500,000.00 in gross proceeds. Ordinary Shares are issuable upon conversion of the March 2024 Note which are currently held by Streeterville. The shares issuable upon conversion of the March 2024 Note may be offered for sale from time to time by Streeterville. The Company will not receive proceeds from the sale of the underlying Ordinary Shares.

On May 9, 2024, China SXT Pharmaceuticals, Inc., a British Virgin Islands company (the “Company”) entered into a securities purchase agreement (the “May 2024 Purchase Agreement”) with Streeterville Capital, LLC, a Utah limited liability company (the “Investor”), pursuant to which the Company issued the Investor an unsecured promissory note on May 9, 2024 in the original principal amount of $797,500.00 (the “May 2024 Note”), convertible into ordinary shares, $0.08 par value per share, of the Company (the “Ordinary Shares”), for $750,000.00 in gross proceeds. Ordinary Shares are issuable upon conversion of the May 2024 Note which are currently held by Streeterville. The shares issuable upon conversion of the May 2024 Note may be offered for sale from time to time by Streeterville. The Company will not receive proceeds from the sale of the underlying Ordinary Shares.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

Equity Incentive Plans

2024 Equity Incentive Plan

On January 24, 2024, the board of directors adopted an equity incentive plan for our employees, directors and consultants (the “2024 Plan”). Under the 2024 Plan, there are 185,316 Ordinary Shares available for issuance. As of the date of this annual report, we have issued 185,316 Ordinary Shares available under such plan. A copy of the incentive plan was filed as Exhibit 4.6 to this annual report.

2022 Equity Incentive Plan

On March 15, 2022, the board of directors adopted an equity incentive plan for our employees, directors and consultants (the “2022 Plan”). Under the 2022 Plan, there are 6,094,180 Ordinary Shares (12,188 shares retrospectively restated for effect of reverse stock split on May 19, 2022 and October 5, 2023) available for issuance. As of the date of this annual report, we have issued all the Ordinary Shares available under such plan. A copy of the incentive plan was filed as Exhibit 4.7 to this annual report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

See Item 6.E., “Share Ownership,” for a description of our major shareholders.

7.B. Related Party Transactions

Nature of relationships with related parties

Name of related parties	Relationship with the Company

Feng Zhou	Major shareholder of the Company, Chief Executive Officer
Zhijun Xiao	5% shareholder for the year ended March 31, 2023
Jun Zheng	Director of the Company
Xiaodong Ji	Independent Director of the Company
Xiaodong Pan	Chief Financial Officer
Taizhou Jiutian Pharmaceutical Co. Ltd.	An entity controlled by Jianping Zhou
Jiangsu Health Pharmaceutical Investment Co., Ltd.	An entity controlled by Jianping Zhou
Taizhou Su Xuan Tang Chinese Medicine Clinic	An entity controlled by Jianping Zhou
Taizhou Su Xuan Tang Chinese hospital Co., Ltd.	An entity controlled by Jianping Zhou
Jiangsu Sutaitang Online Commercial Co., Ltd.	An entity controlled by Xiaodong Ji

Related party balances

The amounts due to related parties as of March 31, 2024 and 2023 were as follows:

	As of March 31,
	2024	2023

Jiangsu Health Pharmaceutical Investment Co., Ltd.	$1,047,550	$2,910,088
Feng Zhou	-	1,823,679
Jiangsu Sutaitang Online Commercial Co., Ltd.	-	320,202
Jun Zheng	-	14,025
Xiaodong Pan	-	73,110
Zhijun Xiao	-	62,658
Total due to related parties	$1,047,550	$5,203,762

Material Transactions with Related Parties

1) Revenues generated from related parties

The company sells several TCMP products to related companies based on terms and conditions mutually agreed between the relevant parties. These related party transactions were conducted in the ordinary course of business of the Company.

	For the years ended March 31,
	2024	2023	2022

Taizhou Su Xuan Tang Chinese Hospital Co. Ltd.	25,528	17,478	19,246
Taizhou Su Xuan Tang Chinese Medicine Clinic	2,232	11,533	16,658
Taizhou Jiutian Pharmaceutical Co. Ltd.	-	4,610	138,275
Total revenue generated from related parties	$27,760	$33,621	$174,179

2) Other related party transactions

For the years ended March 31, 2024, 2023 and 2022, the Company made advances to related parties of $2,205,254, $628,911 and $3,581,746, respectively. For the years ended March 31, 2024, 2023 and 2022, the Company made repayments to related parties of $1,727,418, $2,197,555 and $231,722, respectively.

For the years ended March 31, 2024, 2023 and 2022, non-cash settlement between balances of accounts receivable from related parties and due to related parties were $1,235,290, $1,263,993 and $Nil, respectively. For the years ended March 31, 2024, 2023 and 2022, non-cash settlement between balances of due from related parties and due to related parties were $6,080,971, $4,051,569 and $3,653,418, respectively.

For the year ended March 31, 2024, the Company borrowed $90,024 from Jun Zheng, which has no fixed term and bear interest of 6%. For the year ended March 31, 2023, the Company borrowed $94,647 from Jun Zheng, which is valid from January 18, 2023 to January 17, 2024 and bear interest of 6%.

On January 1, 2018, the Company entered into a lease agreement with Jiangsu Health Pharmaceutical Investment Co., Ltd. to obtain the right of use for office and warehouse of 3,627 square meters for 10 years for free. The Company recorded right-of-use assets and lease expenses based on the fair value for the lease. For the years ended March 31, 2024, 2023 and 2022, the Company record operating lease expenses were $69,819, $73,034, and $77,968, respectively.

Guarantee

On April 12, 2021, Taizhou Suxuantang signed a financial guarantee agreement with Jiangsu Changjiang Commercial Bank for Taizhou Jiutian Pharmaceutical Co. Ltd. in borrowing of $387,796 (equivalent of RMB 2,800,000) for three-year period. Taizhou Suxuantang is obliged to pay on behalf of the related party the principal, interest, penalty and other expenses if Taizhou Jiutian Pharmaceutical Co. Ltd. defaults in payment. The Company did not charge financial guarantee fees over Taizhou Jiutian Pharmaceutical Co. Ltd.

On October 28, 2013, Taizhou Suxuantang signed a financial guarantee agreement with Fenlan Xu for JJianping Zhou in borrowing of $803,291 (equivalent of RMB 5,800,000) for an unlimited period. Taizhou Suxuantang is obliged to pay the amount if Jianping Zhou in default of the payment of principal and interests. Since Jianping Zhou deceased after yearend, Taizhou Suxuantang should bear all the risk for the repayment. However, subsequent to yearend, Taizhou Jiutian Pharmaceutical Co. Ltd. signed an agreement with Taizhou Suxuantang to take all the responsibility and obligation for repay the amount borrowed from Fenlan Xu on behalf of Jianping Zhou. This additional agreement releases Taizhou Suxuantang from future obligation in regard to the guarantee agreement. The Company did not charge financial guarantee fees over Jianping Zhou. Taizhou Jiutian Pharmaceutical Co. Ltd. is fully obliged to pay the principal, interests from January 1, 2021 to the actual date of repayment, including penalty and other expenses. As such, the Company expects no liabilities from the financial guarantee.

Employment Agreements

See Item 6.B “Agreements with Named Executive Officers.”

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

The financial statements required by this item may be found at the end of this report on 20-F, beginning on page F-1.

Legal Proceedings

See “Item 4. Information on the Company-B. Business Overview-Legal Proceedings.”

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

Our M&A authorizes us to issue unlimited shares consisting of one class of Ordinary Shares, of the Company, no par value each. A copy of our M&A, effective on September 29, 2023, which was filed as Exhibit 1.5 to this annual report.

On September 11, 2023, the Company’s board of directors approved an amended and restated memorandum and articles of association to effectuate a one-for-twenty-five (1-for-25) reverse split for its ordinary shares. The amended and restated memorandum and articles of association became effective on September 29, 2023. The market effective date of 2023 Reverse Split was October 5, 2023, which was the first day when the Company’s ordinary shares begin trading on a split-adjusted basis. The 2023 Reverse Split did not change the number of the Company’s authorized preferred and ordinary shares, which remain as unlimited. As a result of 2023 Reverse Split, the shareholders received one new ordinary share of the Company, no par value each, for every twenty-five (25) shares they hold. No fractional ordinary shares were issued to any shareholders in connection with the reverse stock split. Each shareholder was entitled to receive one ordinary share in lieu of the fractional share that would have resulted from the reverse stock split. The share numbers in this annual report are all presented on a post-split basis unless otherwise noted. Holders of Ordinary Shares are entitled to one vote per share.

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

As of the date of this annual report, Streeterville has redeemed all original principal amount and interest fee and the Company has issued 4,748,930 Ordinary Shares (pre-2022 Reverse Split) to Streeterville upon conversion of the note issued on March 16, 2022.

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

On September 22, 2022, the Company entered into certain securities purchase agreement (the “SPA”) with Zhijun Xiao, a non-affiliate non-U.S. person, pursuant to which Mr. Xiao agreed to purchase 1,625,798 Ordinary Shares (pre-2023 Reverse Split) of the Company, par value $0.08 per share at a per share purchase price of $1.35. The gross proceeds of this transaction are $2,194,827.3.

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

As of the date of this annual report, the balance of the Note has been all converted into 1,483,313 Ordinary Shares to Streeterville.

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

The Securities Purchase Agreement with Rising Sun Capital Ltd.

On February 22, 2023, the Company entered into certain securities purchase agreement with Rising Sun Capital Ltd., a limited liability company organized under the laws of Australia, pursuant to which Rising Sun Capital Ltd. agreed to purchase 1,724,138 Ordinary Shares (pre-2023 Reverse Split) of the Company, par value $0.08 per share at a per share purchase price of $0.58. The gross proceeds of this transaction are approximately $1 million. Upon the issuance date of these condensed consolidated financial statements, the transaction has not been closed and the Company has not received the proceeds.

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

As of the date of this annual report, Streeterville has redeemed for an amount of $2,194,807 and the Company has issued 8,404,945 Ordinary Shares (pre-2023 Reverse Split) to Streeterville upon conversion of the note issued on March 7, 2023. The Company has filed a prospectus supplement to its registration statement on Form F-3 (File No. 333-252664) relating to the sale of up to $1,374,712 of Ordinary Shares on March 27, 2023.

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

The Securities Purchase Agreement with Streeterville Capital, LLC (December 2023)

On December 13, 2023, the Company entered into a securities purchase agreement (the “December 2023 Purchase Agreement”) with Streeterville Capital, LLC (the “Investor”), pursuant to which the Company issued the Investor an unsecured promissory note on December 13, 2023 in the original principal amount of $531,666.67 (the “December 2023 Note” ) convertible into Ordinary Shares, for $500,000.00 in gross proceeds.

The December 2023 Note bears interest at a rate of 6% per annum compounding daily. All outstanding principal and accrued interest on the December 2023 Note will become due and payable twelve months after the purchase price of the December 2023 Note is delivered by Purchaser to the Company (the “December 2023 Note Closing Date”). The December 2023 Note includes an original issue discount of $ $31,666.67 along with $20,000.00 for Investor’s fees, costs and other transaction expenses incurred in connection with the purchase and sale of the March 2024 Note. The Company may prepay all or a portion of the December 2023 Note at any time by paying 120% of the outstanding balance elected for pre-payment. The Investor has the right to redeem the Note at on the earlier of the date that is six (6) months from the December 2023 Note Closing Date and the effective date of the first prospectus supplement filed in connection with the December 2023 Note, subject to maximum monthly redemption amount of $200,000.00. Redemptions may be satisfied in cash or Ordinary Shares at the Company’s election. However, the Company will be required to pay the redemption amount in cash, in the event there is an Equity Conditions Failure (as defined in the December 2023 Note). If Company chooses to satisfy a redemption in Ordinary Shares, such Ordinary Shares shall be issued at a redemption conversion price of the lower of (i) the Lender Conversion Price (as defined in the December 2023 Note) which is initially $3.00 and (ii) 80% of the average of the lowest VWAP during the fifteen (15) trading days immediately preceding the redemption notice is delivered. In addition, the Investor agreed that in any given calendar week (being from Sunday to Saturday of that week), the number of Ordinary Shares sold by it in the open market will not be more than fifteen percent (15%) of the weekly trading volume for the Ordinary Shares during any such week.

Under the December 2023 Purchase Agreement, while the December 2023 Note is outstanding, the Company agreed to keep adequate public information available and maintain its Nasdaq listing. Upon the occurrence of a Trigger Event (as defined in the December 2023 Note), the Investor shall have the right to increase the balance of the December 2023 Note by 15% for Major Trigger Event (as defined in the December 2023 Note) and 5% for Minor Trigger Event (as defined in the December 2023 Note).

In addition, the December 2023 Note provides that upon occurrence of an Event of Default, the interest rate shall accrue on the outstanding balance at the rate equal to the lesser of 15% per annum or the maximum rate permitted under applicable law.

On December 16, 2023, the transaction contemplated by the December 2023 Purchase Agreement was closed as all the closing conditions of as set forth therein have been satisfied.

As of the date of this annual report, Streeterville has not redeemed any amount under the note issued on December 13, 2023.

The form of the December 2023 Securities Purchase Agreement and the form of the December 2023 Note are filed as Exhibits 10.3 and 10.6 to the Current Report on Form 6-K filed with the Commission on May 14, 2024, and such documents are incorporated herein by reference. The foregoing is only a brief description of the material terms of the December 2023 Securities Purchase Agreement and the December 2023 Note, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits.

The Securities Purchase Agreement with Streeterville Capital, LLC (March 2024)

On March 27, 2024, the Company entered into a securities purchase agreement (the “March 2024 Purchase Agreement”) with the Investor, pursuant to which the Company issued the Investor an unsecured promissory note on March 27, 2024 in the original principal amount of $531,666.67 (the “March 2024 Note”), convertible into Ordinary Shares of the Company, for $500,000.00 in gross proceeds.

The March 2024 Note bears interest at a rate of 6% per annum compounding daily. All outstanding principal and accrued interest on the March 2024 Note will become due and payable twelve months after the purchase price of the March 2024 Note is delivered by Purchaser to the Company (the “March 2024 Note Closing Date”). The March 2024 Note includes an original issue discount of $ $31,666.67 along with $20,000.00 for Investor’s fees, costs and other transaction expenses incurred in connection with the purchase and sale of the March 2024 Note. The Company may prepay all or a portion of the March 2024 Note at any time by paying 120% of the outstanding balance elected for pre-payment. The Investor has the right to redeem the March 2024 Note at on the earlier of the date that is six (6) months from the March 2024 Note Closing Date and the effective date of the first prospectus supplement filed in connection with the March 2024 Note, subject to maximum monthly redemption amount of $200,000.00. Redemptions may be satisfied in cash or Ordinary Shares at the Company’s election. However, the Company will be required to pay the redemption amount in cash, in the event there is an Equity Conditions Failure (as defined in the March 2024 Note). If Company chooses to satisfy a redemption in Ordinary Shares, such Ordinary Shares shall be issued at a redemption conversion price of the lower of (i) the Lender Conversion Price (as defined in the March 2024 Note) which is initially $3.00 and (ii) 80% of the average of the lowest VWAP during the fifteen (15) trading days immediately preceding the redemption notice is delivered. In addition, the Investor agreed that in any given calendar week (being from Sunday to Saturday of that week), the number of Ordinary Shares sold by it in the open market will not be more than fifteen percent (15%) of the weekly trading volume for the Ordinary Shares during any such week.

Under the March 2024 Purchase Agreement, while the March 2024 Note is outstanding, the Company agreed to keep adequate public information available and maintain its Nasdaq listing. Upon the occurrence of a Trigger Event (as defined in the March 2024 Note), the Investor shall have the right to increase the balance of the March 2024 Note by 15% for Major Trigger Event (as defined in the March 2024 Note) and 5% for Minor Trigger Event (as defined in the March 2024 Note).

In addition, the March 2024 Note provides that upon occurrence of an Event of Default, the interest rate shall accrue on the outstanding balance at the rate equal to the lesser of 15% per annum or the maximum rate permitted under applicable law.

On March 29, 2024, the transaction contemplated by the March 2024 Purchase Agreement was closed as all the closing conditions of as set forth therein have been satisfied.

As of the date of this annual report, Streeterville has not redeemed any amount under the note issued on March 27, 2024.

The form of the March 2024 Securities Purchase Agreement and the form of the March 2024 Note are filed as Exhibits 10.2 and 10.5 to the Current Report on Form 6-K filed with the Commission on May 14, 2024, and such documents are incorporated herein by reference. The foregoing is only a brief description of the material terms of the March 2024 Securities Purchase Agreement and the March 2024 Note, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits.

The Securities Purchase Agreement with Streeterville Capital, LLC (May 2024)

On May 9, 2024, China SXT Pharmaceuticals, Inc., a British Virgin Islands company (the “Company”) entered into a securities purchase agreement (the “May 2024 Purchase Agreement”) with Streeterville Capital, LLC, a Utah limited liability company (the “Investor”), pursuant to which the Company issued the Investor an unsecured promissory note on May 9, 2024 in the original principal amount of $797,500.00 (the “May 2024 Note”), convertible into ordinary shares, $0.08 par value per share, of the Company (the “Ordinary Shares”), for $750,000.00 in gross proceeds.

The May 2024 Note bears interest at a rate of 6% per annum compounding daily. All outstanding principal and accrued interest on May 2024 Note will become due and payable twelve months after the purchase price of May 2024 Note is delivered by Purchaser to the Company (the “May 2024 Note Closing Date”). The May 2024 Note includes an original issue discount of $47,500.00 along with $20,000.00 for Investor’s fees, costs and other transaction expenses incurred in connection with the purchase and sale of the May 2024 Note. The Company may prepay all or a portion of the May 2024 Note at any time by paying 120% of the outstanding balance elected for pre-payment. The Investor has the right to redeem the May 2024 Note at on the earlier of the date that is six (6) months from the May 2024 Note Closing Date and the effective date of the first prospectus supplement filed in connection with the May 2024 Note, subject to maximum monthly redemption amount of $300,000.00. Redemptions may be satisfied in cash or Ordinary Shares at the Company’s election. However, the Company will be required to pay the redemption amount in cash, in the event there is an Equity Conditions Failure (as defined in the May 2024 Note). If Company chooses to satisfy a redemption in Ordinary Shares, such Ordinary Shares shall be issued at a redemption conversion price of the lower of (i) the Lender Conversion Price (as defined in the May 2024 Note) which is initially $3.00 and (ii) 80% of the average of the lowest VWAP during the fifteen (15) trading days immediately preceding the redemption notice is delivered. In addition, the Investor agreed that in any given calendar week (being from Sunday to Saturday of that week), the number of Ordinary Shares sold by it in the open market will not be more than fifteen percent (15%) of the weekly trading volume for the Ordinary Shares during any such week.

Under the May 2024 Purchase Agreement, while the May 2024 Note is outstanding, the Company agreed to keep adequate public information available and maintain its Nasdaq listing. Upon the occurrence of a Trigger Event (as defined in the May 2024 Note), the Investor shall have the right to increase the balance of the May 2024 Note by 15% for Major Trigger Event (as defined in the May 2024 Note ) and 5% for Minor Trigger Event (as defined in the May 2024 Note).

In addition, the May 2024 Note provides that upon occurrence of an Event of Default, the interest rate shall accrue on the outstanding balance at the rate equal to the lesser of 15% per annum or the maximum rate permitted under applicable law.

On May 13, 2024, the transaction contemplated by the May 2024 Purchase Agreement was closed as all the closing conditions of as set forth therein have been satisfied

As of the date of this annual report, Streeterville has not redeemed any amount under the note issued on May 9, 2024.

The form of the May 2024 Securities Purchase Agreement and the form of the May 2024 Note are filed as Exhibits 10.1 and 10.4 to the Current Report on Form 6-K filed with the Commission on May 14, 2024, and such documents are incorporated herein by reference. The foregoing is only a brief description of the material terms of the May 2024 Securities Purchase Agreement and the May 2024 Note, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits.

10.D. Exchange Controls

British Virgin Islands

There are currently no exchange control regulations in the British Virgin Islands applicable to us or our shareholders.

The PRC

General administration of foreign exchange

The principal regulation governing foreign currency exchange in the PRC is the Administrative Regulations of the PRC on Foreign Exchange (the “Foreign Exchange Regulations”), which were promulgated on January 29, 1996, became effective on April 1, 1996 and were last amended on August 5, 2008. Under these rules, Renminbi is generally freely convertible for payments of current account items, such as trade- and service -related foreign exchange transactions and dividend payments, but not freely convertible for capital account items, such as capital transfer, direct investment, investment in securities, derivative products or loans unless prior approval by competent authorities for the administration of foreign exchange is obtained. Under the Foreign Exchange Regulations, foreign-invested enterprises in the PRC may purchase foreign exchange without the approval of SAFE to pay dividends by providing certain evidentiary documents, including board resolutions, tax certificates, or for trade- and services-related foreign exchange transactions, by providing commercial documents evidencing such transactions.

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

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. We are unable to provide a “will” opinion because it is more likely than not that the Company and its offshore subsidiaries would be treated as a non-resident enterprise for PRC tax purposes because they do not meet some of the conditions out lined in SAT Notice. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities as of the date of this annual report. Therefore we believe that it is possible but highly unlikely that the income received by our overseas shareholders will be regarded as China-sourced income. See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-Under the enterprise Income Tax Law, we may be classified as a “Resident enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders.”

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

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the British Virgin Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this annual report.

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

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of your taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “- Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

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

As of March 31, 2024, 2023 and 2022, substantially all of our cash included bank deposits in accounts maintained within the PRC where there is currently no rule or regulation in place for obligatory insurance to cover bank deposits in the event of bank failure. However, we have not experienced any losses in such accounts and we believe we are not exposed to any significant risks on our cash in bank accounts.

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

Based upon that evaluation, our management has concluded that, as of March 31, 2024, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

(b) Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of March 31, 2024.  The assessment was based on criteria established in the framework Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of March 31, 2024, our internal control over financial reporting was not effective due to the existence of the following significant deficiencies and material weaknesses:

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

	Year Ended March 31, 2024	Year Ended March 31, 2023	Year Ended March 31, 2022
Audit fees(1)	$151,000	$151,000	$171,000
Audit related fees(2)	30,000	35,037	38,500
Tax fees(3)	-	-	-
All other fees(4)	-	-	-
TOTAL	$181,000	$186,037	$209,500

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit related fees” means the aggregate fees billed for each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (1).

(3)	“Tax Fees” represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.

(4)	“All Other Fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTION

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

We will be required to comply with disclosure requirements under this Item 16J for the fiscal year ending on March 31, 2025.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We recognize the importance of safeguarding the security of our computer systems, software, networks, and other technology assets. We have implemented cybersecurity measures and protocols for assessing, identifying, and managing material risks from cybersecurity threats, which are integrated into our overall risk management framework. We aim to ensure a comprehensive and proactive approach to safeguarding our assets and operations.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our board of directors is responsible for overseeing risks related to cybersecurity. Our board of directors shall (i) maintain oversight of the disclosure related to cybersecurity matters in current reports or periodic reports of our company, (ii) review updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the disclosure issues, if any, presented by our management on a quarterly basis, and (iii) review disclosure concerning cybersecurity matters in our annual report on Form 20-F presented by our management.

At the management level, our CEO, CFO and the head of the departments in connection with cybersecurity-related matters are responsible for assessing, identifying and managing cybersecurity risks and monitoring the prevention, detection, mitigation, and remediation of cybersecurity incidents. Our CEO and CFO report to our board of directors (i) timely updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the disclosure issues, if any, and (ii) in connection with disclosure concerning cybersecurity matters in our annual report on Form 20-F.

If a cybersecurity incident occurs, our cybersecurity-related departments will promptly organize personnel for internal assessment. If it is further determined that the incident could potentially be a material cybersecurity event, the cybersecurity-related departments will promptly report the incident and assessment results to our CEO and CFO, and, to the extent appropriate, seek advice from external experts and legal counsels. If it is determined that the incident could potentially be a material cybersecurity event, our CEO and CFO will decide on relevant response measures and management shall promptly prepare disclosure material on the cybersecurity incident for review and approval by our board of directors before it is disseminated to the public.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

ITEM 19. EXHIBITS

Exhibit		Incorporated by Reference			Filed
Number	Description of Documents	Form	Exhibit No.	Filing Date	Herewith
1.1	Memorandum and Articles of Association	F-1/A	3.1	April 20, 2018

1.2	Amended and Restated Memorandum and Articles of Association, effective on March 30, 2020	20-F	1.2	July 31, 2020

1.3	Amended and Restated Memorandum and Articles of Association, effective on February 21, 2021	20-F	1.3	August 13, 2021

1.4	Amended and Restated Memorandum and Articles of Association, effective on May 17, 2022	20-F	1.4	July 18, 2022

1.5	Amended and Restated Memorandum and Articles of Association, effective on September 29, 2023				X

2.1	Settlement Agreement with FT Global, dated January 18, 2021	6-K	4.1	January 28, 2021

2.2	Description of Registered Securities	20-F	2.2	July 31, 2023

4.1	Exclusive Business Cooperation Agreement, dated October 13, 2017, between WFOE and Suxuantang	F-1	10.6	December 4, 2017

4.2	Share Pledge Agreement dated October 13, 2017, between WFOE, Di Zhou, Ziquan Zhou, Feng Zhou and Suxuantang	F-1	10.8	December 4, 2017

4.3	Exclusive Option Agreement dated October 13, 2017, between WFOE, Di Zhou, Ziquan Zhou, Feng Zhou and Suxuantang	F-1	10.7	December 4, 2017

4.4	Form of Power of Attorney dated October 13, 2017, between WFOE, Di Zhou, Ziquan Zhou, Feng Zhou and Suxuantang	F-1	10.9	December 4, 2017

4.5	Form of Warrant Issued in Connection with the Settlement Agreement with FT Global	6-K	4.2	January 28, 2021

4.6	2024 Equity Incentive Plan	S-8	4.2	January 11, 2024

4.7	2022 Equity Incentive Plan	S-8	4.2	March 15, 2022

4.8	Underwriting Agreement, dated January 18, 2022, by and between China SXT Pharmaceuticals, Inc. and Aegis Capital Corp.	6-K	1.1	January 21, 2022

4.9	Form of Warrant Agent Agreement, dated January 18, 2022, by and between China SXT Pharmaceuticals, Inc. and TranShare Corporation.	6-K	4.1	January 21, 2022

4.10	Employment Agreement dated January 31, 2022, by and between China SXT Pharmaceuticals, Inc. and Mr. Xiaodong Pan.	6-K	10.1	January 31, 2022

4.11	Form of Securities Purchase Agreement, dated March 14, 2022, by and between China SXT Pharmaceuticals, Inc. and Streeterville Capital, LLC.	6-K	10.1	March 16, 2022

4.12	Form of Convertible Promissory Note, dated March 16, 2022, issued in connection with the Securities Purchase Agreement with Streeterville Capital, LLC.	6-K	10.2	March 16, 2022

4.13	Employment Agreement dated January 31, 2022, by and between the Company and Mr. Xiaodong Pan	6-K	10.1	January 31, 2022

4.14	Form of Securities Purchase Agreement, dated September 22, 2022, by and between China SXT Pharmaceuticals, Inc. and Zhijun Xiao.	6-K	10.1	September 27, 2022

4.15	Form of Securities Purchase Agreement, dated December 19, 2022, by and between China SXT Pharmaceuticals, Inc. and Streeterville Capital, LLC.	6-K	10.1	December 23, 2022

4.16	Form of Convertible Promissory Note, issued in connection with the Securities Purchase Agreement with Streeterville Capital, LLC dated December 19, 2022.	6-K	10.2	December 23, 2022

4.17	Form of Securities Purchase Agreement, dated February 22, 2023, by and between China SXT Pharmaceuticals, Inc. and Rising Sun Capital Ltd.	6-K	10.1	February 28, 2023

4.18	Form of Securities Purchase Agreement, dated March 7, 2023, by and between China SXT Pharmaceuticals, Inc. and Streeterville Capital, LLC.	6-K	10.1	March 23, 2023

4.19	Form of Convertible Promissory Note, dated March 7, 2023, issued in connection with the Securities Purchase Agreement with Streeterville Capital, LLC.	6-K	10.2	March 23, 2023

4.20	Form of Securities Purchase Agreement, dated December 13, 2023, by and between China SXT Pharmaceuticals, Inc. and Streeterville Capital, LLC.	6-K	10.3	May 14, 2024

4.21	Form of Convertible Promissory Note, dated December 13, 2023, issued in connection with the Securities Purchase Agreement with Streeterville Capital, LLC.	6-K	10.6	May 14, 2024

4.22	Form of Securities Purchase Agreement, dated March 27, 2024, by and between China SXT Pharmaceuticals, Inc. and Streeterville Capital, LLC.	6-K	10.2	May 14, 2024

4.23	Form of Convertible Promissory Note, dated March 27, 2024, issued in connection with the Securities Purchase Agreement with Streeterville Capital, LLC.	6-K	10.5	May 14, 2024

4.24	Form of Securities Purchase Agreement, dated May 9, 2024, by and between China SXT Pharmaceuticals, Inc. and Streeterville Capital, LLC.	6-K	10.1	May 14, 2024

4.25	Form of Convertible Promissory Note, dated May 9, 2024, issued in connection with the Securities Purchase Agreement with Streeterville Capital, LLC.	6-K	10.4	May 14, 2024

8.1	List of Subsidiaries and Consolidated Variable Interest Entities	F-1	21.1	December 4, 2017

11	Code of Business Conduct and Ethics				X

12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X

12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X

13.1	CEO and CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X

15.1	Consent of Beijing W&H (Taizhou) Law Firm				X

97	Policy relating to recovery of erroneously awarded compensation, as required by applicable listing standards adopted pursuant to 17 CFR 240.10D-1				X

101.INS	Inline XBRL Instance Document				X

101.SCH	Inline XBRL Taxonomy Extension Schema Document				X

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document				X

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document				X

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document				X

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document				X

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on this Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China SXT Pharmaceuticals, Inc.

/s/ Feng Zhou
Name:	Feng Zhou
Title:	Chief Executive Officer

Date: August 13, 2024

CHINA SXT PHARMACEUTICALS, INC.

CONSOLIDATED FINANCIAL STATEMENTS

CHINA SXT PHARMACEUTICALS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
China SXT Pharmaceuticals, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of China SXT Pharmaceuticals, Inc. and its subsidiaries (the “Company”) as of March 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended March 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended March 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

The Company’s ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company reported net losses of $3,098,532, $5,934,772 and $5,736,095 for the years ended March 31, 2024, 2023 and 2022, respectively. The Company had accumulated deficits of $24,711,665 and $21,613,133 as of March 31, 2024 and 2023, respectively. The Company used funds in operating activities of $1,928,053 and $80,757 for the years ended March 31, 2024 and 2023, and generated funds from operating activities of $268,293 for the year ended March 31, 2022, respectively. In addition, the Company suffered a continuous decline in revenue for the years ended March 31, 2024, 2023, and 2022.These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans to address these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

August 13, 2024

CHINA SXT PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS, EXCEPT SHARES DATA)

	As of March 31,
	2024	2023
ASSETS
Current Assets
Cash and cash equivalents	$12,070,345	$17,368,478
Restricted cash	6,842	-
Accounts receivable, net	1,314,781	1,344,569
Inventories, net	794,855	531,254
Advance to suppliers	14,902	46,304
Prepayments, receivables and other current assets, net	31,634	230,642
Total Current Assets	14,233,359	19,521,247
Non-current Assets
Property, plant and equipment, net	328,845	962,214
Intangible assets, net	19,101	27,868
Long-term deposit	8,309,904	8,736,677
Right-of-use assets – operating leases – related party	235,848	306,050
Total Non-current Assets	8,893,698	10,032,809
TOTAL ASSETS	$23,127,057	$29,554,056

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term borrowings	$493,054	$167,453
Long-term borrowings – current	21,329	7,863
Short-term convertible notes	1,780,095	3,157,492
Accounts payable	1,279,516	1,377,850
Refund liabilities	213,571	111,951
Contract liabilities	187,665	165,534
Amounts due to related parties	1,047,550	5,203,762
Accrued expenses and other liabilities	2,768,413	3,142,084
Tax payable	1,052,441	1,104,860
Operating lease liabilities - current – related party	58,310	58,089
Total Current Liabilities	8,901,944	14,496,938
Non-current Liabilities
Long-term borrowings	117,129	117,862
Operating lease liabilities – non-current – related party	177,538	247,961
Total Non-current Liabilities	294,667	365,823
TOTAL LIABILITIES	9,196,611	14,862,761

COMMITMENTS AND CONTINGENCIES	-	-

SHAREHOLDERS’ EQUITY
Ordinary shares, unlimited shares authorized, $2 par value, 2,218,206 shares issued and outstanding as of March 31, 2024 (457,365 shares issued and outstanding as of March 31, 2023)*	4,352,290	913,785
Additional paid-in capital	35,315,616	35,588,214
Accumulated deficits	(24,711,665)	(21,613,133)
Accumulated other comprehensive loss	(1,025,795)	(197,571)
Total Shareholders’ Equity	13,930,446	14,691,295
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$23,127,057	$29,554,056

*	Retrospectively restated for effect of reverse stock splits on February 22, 2021, May 19, 2022 and October 5, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

CHINA SXT PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME/(LOSS) AND COMPREHENSIVE INCOME/(LOSS)

(IN U.S. DOLLARS, EXCEPT SHARES DATA)

	For the years ended March 31,
	2024	2023	2022

Revenues	$1,928,497	$1,971,679	$2,602,281
Revenues generated from third parties	1,900,737	1,938,058	2,263,155
Revenue generated from related parties	27,760	33,621	339,126
Cost of revenues	(1,374,526)	(1,545,408)	(1,350,638)
Gross profit	553,971	426,271	1,251,643

Operating expenses:
Selling and marketing	(433,566)	(387,452)	(924,538)
General and administrative	(2,635,622)	(5,646,328)	(5,516,778)
Total operating expenses	(3,069,188)	(6,033,780)	(6,441,316)

Operating loss	(2,515,217)	(5,607,509)	(5,189,673)

Other income (expenses):
Interest expenses, net	(544,279)	(476,776)	(36,695)
Other (expenses) income, net	(39,036)	149,513	(181,581)
Total other expenses, net	(583,315)	(327,263)	(218,276)

Loss before income taxes	(3,098,532)	(5,934,772)	(5,407,949)
Income tax expenses	-	-	(328,146)

Net loss	(3,098,532)	(5,934,772)	(5,736,095)

Other comprehensive income (loss):
Foreign currency translation (loss) gain	(828,224)	(1,153,713)	428,356
Comprehensive loss	(3,926,756)	(7,088,485)	(5,307,739)

Loss per ordinary share
Basic and diluted	$(3.572)	$(22.230)	$(137.918)
Weighted average number of ordinary shares outstanding
Basic and diluted*	867,422	266,973	41,591

*	Retrospectively restated for effect of reverse stock splits on February 22, 2021, May 19, 2022 and October 5, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

CHINA SXT PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED MARCH 31, 2023, 2022 AND 2021

(IN U.S. DOLLARS, EXCEPT SHARES DATA)

	Shares*	Amount	Additional paid-in capital	Accumulated deficits	Accumulated other comprehensive income (loss)	Total equity
Balance as of March 31, 2021	31,050	$62,057	$25,323,747	$(9,952,183)	$527,786	$15,961,407

Net loss	-	-	-	(5,736,095)	-	(5,736,095)
Shares issued as employee incentives	4,650	9,300	2,295,097	-	-	2,304,397
Net Proceeds from the public offering	45,556	91,111	3,023,995	-	-	3,115,106
Issuance of the convertible note	-	-	351,537	-	-	351,537
Foreign currency translation gain	-	-	-	-	428,356	428,356
Balance as of March 31, 2022	81,256	$162,468	$30,994,376	$(15,688,278)	$956,142	$16,424,708

Adoption of ASU 2020-06	-	-	(351,536)	9,917	-	(341,619)
Balance as of April 1, 2022	81,256	$162,468	$30,994,376	$(15,688,278)	$956,142	$16,424,708

Net loss	-	-	-	(5,934,772)	-	(5,934,772)
Shares issued as employee incentives	12,188	24,377	530,194	-	-	554,571
Shares issued under share purchase agreements	133,997	267,995	2,926,832	-	-	3,194,827
Shares subscribed	-	-	(1,000,000)	-	-	(1,000,000)
Share issuance due to reverse-split round up	452	-	-	-	-	-
Issuance of shares for convertible note principal and interest partial settlement	229,472	458,945	2,488,348	-	-	2,947,293
Foreign currency translation loss	-	-	-	-	(1,153,713)	(1,153,713)
Balance as of March 31, 2023	457,365	$913,785	$35,588,214	$(21,613,133)	$(197,571)	$14,691,295

Net loss	-	-	-	(3,098,532)	-	(3,098,532)
Share issuance due to reverse-split round up	41,567	-	-	-	-	-
Shares issued as employee incentives	185,316	370,632	(18,532)	-	-	352,100
Issuance of shares for convertible notes	1,533,958	3,067,873	(254,066)	-	-	2,813,807
Foreign currency translations	-	-	-	-	(828,224)	(828,224)
Balance as of March 31, 2024	2,218,206	4,352,290	35,315,616	(24,711,665)	(1,025,795)	13,930,446

*	Retrospectively restated for effect of reverse stock splits on February 22, 2021, May 19, 2022 and October 5, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

CHINA SXT PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

	For the years ended March 31,
	2024	2023	2022
Cash Flows from Operating Activities:
Net loss from operations	$(3,098,532)	$(5,934,772)	$(5,736,095)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization expenses	203,247	250,162	320,007
Expected credit loss	283,234	2,875,694	477,299
Inventory impairment provision	(72,057)	-	53,365
Property, plant and equipment impairment	401,995	-	-
Construction in progress impairment	20,929	349,390	-
Deferred income taxes	-	-	328,146
Convertible note - Accretion of financing cost	292,771	335,654	29,926
Deferred cost	-	-	558,186
Share-based compensation	352,100	554,571	2,334,397
Non-cash operating lease expense	69,819	73,034	-

Changes in operating assets and liabilities:
Accounts receivable	(321,422)	912,947	831,473
Note receivable	-	32,854	(35,073)
Inventory	(219,646)	408,951	(180,797)
Advance to suppliers	29,356	138	480,920
Prepayments, receivables and other assets	143,175	50,313	1,023,791
Accounts payable	(29,254)	9,700	(22,792)
Refund liability	107,883	(1,380)	(360,860)
Contract liabilities	30,441	94,339	(186,399)
Tax payable	1,562	27,055	(32,000)
Change in related party lease liability – operating lease	(69,819)	(73,034)	-
Accrued expenses and other current liabilities	(53,835)	(46,373)	384,799
Net cash (used in) provided by operating activities	(1,928,053)	(80,757)	268,293

Cash Flows from Investing Activities:
Purchase of property, plant and equipment	(7,063)	(70,684)	(60,932)
Construction in progress	-	-	(1,558)
Collection of deposit - Huangshan Panjie	33,486	58,381	15,581
Net cash provided by (used in) investing activities	26,423	(12,303)	(46,909)

Cash Flows from Financing Activities:
Proceeds from borrowings	433,927	309,417	-
Repayment of borrowings	(78,654)	(26,106)	(33,055)
Advances to related parties	(2,205,254)	(628,911)	(3,581,746)
Repayment to related parties	(1,727,418)	(2,197,555)	(231,722)
Cash paid related to equity incentive plan	-	-	(30,000)
Proceeds from convertible note	1,063,333	3,721,667	2,804,848
Payment of convertible note issuance cost	(110,362)	(431,737)	(448,291)
Net proceeds from shares purchase agreements	-	2,194,827	-
Net proceeds from public offering	-	-	3,115,106
Net cash provided by used in financing activities	(2,624,428)	2,941,602	1,595,140
Effect of exchange rate changes on cash and cash equivalents	(765,233)	(1,049,683)	394,120
Net (decrease) increase in cash, cash equivalents and restricted cash	(5,291,291)	1,798,859	2,210,644
Cash, cash equivalents and restricted cash at the beginning of year	17,368,478	15,569,619	13,358,975
Cash, cash equivalents and restricted cash at the end of year	$12,077,187	$17,368,478	$15,569,619

Supplemental disclosures of cash flows information:
Cash paid for income taxes	$-	$-	$16,733
Cash paid for interest expense	$24,533	$13,047	$3,197
Non-cash transactions:
Issuance of shares for convertible note principal and interest partial settlement	$2,813,807	$2,947,293	$-
Non-cash settlement between balances of accounts receivable and due to related parties	$1,235,290	$1,263,993	$-
Non-cash settlement between balances of due from related parties and due to related parties	$6,080,971	$4,051,569	$3,653,418
Equity portion opening adjustment for adoption of ASU 2020-06	$-	$(341,619)	$-
Right-of-use assets obtained in exchange for new operating lease liabilities	$-	$361,935	$-

The accompanying notes are an integral part of these consolidated financial statements.

CHINA SXT PHARMACEUTICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTITIVIES

China SXT Pharmaceutical, Inc. (“SXT” or the “Company”) is a holding company incorporated in British Virgin Islands on July 4, 2017. The Company focuses on the research, development, manufacture, marketing and sales of traditional Chinese medicine pieces (the “TCMP”), through its variable interest entity (“VIE”), Jiangsu Suxuantang Pharmaceutical Co., Ltd, (“Taizhou Suxuantang”) in China. The Company currently sells three types of TCMP products: Advanced TCMP, Fine TCMP and Regular TCMP, and raw medicinal materials products. We currently have a product portfolio of 11 Advanced TCMPs, 5 Fine TCMPs, 200 Regular TCMPs and 200 raw medicinal materials products that address a wide variety of diseases and medical indications. Most of our products are sold on a prescription basis across China. The Company’s principal executive offices are located in Taizhou, Jiangsu province, China.

Restructuring and Share Issuance

On July 4, 2017, we were incorporated in the British Virgin Islands by issuance of 10,300,000 common stocks at 0.001 par value (128,750 common stocks at 0.08 par value retrospectively restated for effect of reverse stock split on February 22, 2021 and May 19, 2022) to Ziqun Zhou, Di Zhou and Feng Zhou Management Limited (“China SXT Pharmaceuticals, Inc. shareholders”). Feng Zhou Management Limited is a BVI company 100% owned by Feng Zhou. Feng Zhou, Ziqun Zhou and Di Zhou collectively hold 100% shares of Taizhou Suxuantang. Later on October 20, 2017, the 10,300,000 shares common stocks (128,750 shares retrospectively restated for effect of reverse stock split on February 22, 2021 and May 19, 2022) were reallocated among China SXT Pharmaceuticals, Inc. shareholders. On October 20, 2017, the Company issued 9,700,000 common stocks (4,850 shares retrospectively restated for effect of reverse stock split on February 22, 2021, May 19, 2022 and October 5, 2023) at 0.001 par value to ten individual shareholders (“Restructuring”).

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

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTITIVIES (CONTINUED)

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

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign currency translation (continued)

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

Translation of amounts from the local currencies of the Company into US$ has been made at the following exchange rates for the respective periods:

	March 31, 2024	March 31, 2023	March 31, 2022

Balance sheet items, except for equity accounts	7.2203	6.8676	6.3393
Items in the statements of operations and comprehensive income (loss), and statements of cash flows	7.1671	6.8516	6.4180

Measurement of credit losses on financial instruments

On April 1, 2023, the Company adopted ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326) — Measurement of Credit Losses on Financial Instruments,” for financial assets at amortized cost including accounts receivable, refundable deposits, other receivables, and retention receivable. This guidance replaced the “incurred loss” impairment methodology with an approach based on “expected losses” to estimate credit losses on certain types of financial instruments and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance requires financial assets to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the cost of the financial asset to present the net carrying value at the amount expected to be collected on the financial asset.

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

Changes in facts and circumstances may cause the Company to revise its estimates. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. The following are some of the areas requiring significant judgments and estimates as of March 31, 2024 and 2023: determinations of the useful lives of long-lived assets, estimates of expected credit loss for accounts receivable and other receivables, estimates of inventory provision, sales return rate, abnormal capacity for inventory production, valuation assumptions in performing asset impairment tests of long-lived assets, the discount rate used for right-of-use assets and lease liabilities calculation, and determinations of fair value of convertible notes (liability component, etc.) and warrants.

Going Concern

The consolidated financial statements for the years ended March 31, 2024 and 2023 have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.

As reflected in the consolidated financial statements, the Company reported net losses of $3,098,532, $5,934,772, and $5,736,095 for the years ended March 31, 2024, 2023 and 2022, respectively. The Company had accumulated deficits of $24,711,665 and $21,613,133 as of March 31, 2024 and 2023, respectively. The Company used funds in operating activities of $1,928,053 and $80,757 for the years ended March 31, 2024 and 2023, and generated funds in operating activities of $268,293 for the year ended March 31, 2022, respectively. In addition, the Company suffered a continuous decline in revenue for the years ended March 31, 2024, 2023, and 2022. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

The Company is in the process of building its customer base to generate more revenues as well as cutting expenses, and the Company is seeking to raise capital through additional debt from equity financings to fund its operations. However, there can be no assurance that these plans and arrangements will be sufficient to fund the Company’s ongoing capital expenditure, working capital, and other requirements. The accompanying consolidated financial statements do not include any adjustments related to the recoverability or classification of asset and the amounts or classification of liabilities that may result from the outcome of this uncertainty. If the going concern assumption is not appropriate, material adjustments to the financial statements could be required.

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

As of March 31, 2024 and 2023, financial instruments of the Company primarily comprised of cash and cash equivalents, restricted cash, accounts receivables, receivables and other current assets (exclude prepayments and deposits), borrowings (current and non-current portion), accounts payable, amounts due to related parties and accrued expenses, lease liabilities and other liabilities. For lease liabilities, fair value approximates their carrying value at the year-end as the interest rates used to discount the host contracts approximate market rates. The carrying amounts of these financial instruments approximated their fair values because of their generally short maturities.

The Company noted no transfers between levels during any of the periods presented. The Company did not have any instruments that were measured at fair value on a recurring nor non-recurring basis as of March 31, 2024 and 2023.

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

The ending balance of restricted cash presented on the face of the consolidated balance sheets as of March 31, 2024 and 2023 were $6,842 and $0, respectively.

Accounts receivable

Accounts receivable are recorded at the invoiced amount less an allowance for any uncollectible accounts and do not bear interest, which are due on demand. Management reviews the adequacy of the allowance of expected credit loss on an ongoing basis, using historical collection trends and aging of receivables. The carrying value of such receivable, net of the expected credit loss, represents its estimated realizable value. The Company expect to collect the outstanding balance of current accounts receivable, net within one year.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts receivable (continued)

The Company use loss rate method and individual evaluation method to estimate the allowance for credit losses. For those past due balances over one year and other higher risk receivables identified by the Company are reviewed individually for collectability. The Company evaluates the expected credit loss of accounts receivable based on historical collection experience, the financial condition of its customers and assumptions for the future movement of different economic drivers and how these drivers will affect each other. The Company writes off potentially uncollectible accounts receivable against the allowance for credit losses if it is determined that the amounts will not be collected or if a settlement with respect to a disputed receivable is reached for an amount that is less than the carrying value.

As of March 31, 2024 and 2023, the Company assessed the recoverability of its accounts receivable and record an allowance of $1,731,517 and $1,522,739, respectively.

Inventories

Inventories primarily include raw materials and finished goods.

Inventories are stated at the lower of cost or net realizable value. Cost is determined by the weighted-average method. Raw material cost is based on purchase costs while work-in-progress and finished goods comprise direct materials, direct labor and an allocation of manufacturing overhead costs. Net realizable value represents the anticipated selling price, net of distribution cost, less estimated costs to completion for inventories. As of March 31, 2024 and 2023, the Company assessed the net realizable value of its inventories and record a provision of $79,549 and $158,834, respectively.

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

Allowances are recorded when utilization and collection of amounts due are in doubt. Delinquent prepayments are written-off after management has determined that the likelihood of utilization or collection is not probable and known bad debts are written off against the allowances when identified. As of March 31, 2024 and 2023, the Company record no allowances for advance to suppliers balances, respectively.

Contract liabilities

Contract liabilities represent the Company’s obligation to transfer goods or services to a customer for which the Company has received consideration, or an amount of consideration is due from the customer. The Company recognizes contract liabilities when it receives payments from customers before the related performance obligation is satisfied.

Contract liabilities are recognized at the earlier of when the related revenue is recognized or when payments are received in advance of performance. Upon satisfying the performance obligations, the Company recognizes the revenue and reduces the contract liabilities.

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

The Company reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An asset is considered impaired if its carrying amount exceeds the future net undiscounted cash flows that the asset is expected to generate. If such asset is considered to be impaired, the impairment recognized is the amount by which the carrying amount of the asset, if any, exceeds its fair value determined using a discounted cash flow model. For the years ended March 31, 2024 and 2023, the Company recorded impairment losses for property, plant and equipment of $401,995 and $Nil, respectively.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property, plant and equipment, net (continued)

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

The Company follows ASC Topic 350 in accounting for intangible assets, which requires impairment losses to be recorded when indicators of impairment are present and the undiscounted cash flows estimated to be generated by the assets are less than the assets’ carrying amounts. For the years ended March 31, 2024 and 2023, the Company recorded no impairment of intangible assets.

Impairment of long-lived assets

Long-lived assets primarily include property, plant and equipment, construction on progress, and intangible assets. In accordance with the provision of ASC Topic 360-10-5, “Impairment or Disposal of Long-Lived Assets”, the Company generally conducts its annual impairment evaluation to its long-lived assets, usually in the fourth quarter of each year, or more frequently if indicators of impairment exist, such as a significant sustained change in the business climate. The recoverability of long-lived assets is measured at the reporting unit level, which is an operating segment or one level below an operating segment. If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying amount of the asset. The Company record impairment losses for property, plant and equipment of $401,995 and $Nil for the years ended March 31, 2024 and 2023, respectively. The Company record impairment losses for construction in progress of $20,929 and $349,390 for the years ended March 31, 2024 and 2023, respectively.

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

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”), on April 1, 2018, using the modified retrospective method. Revenues for the years ended March 31, 2024, 2023 and 2022 were presented under ASC 606, and revenues for the year ended March 31, 2018 was not adjusted and continue to be presented under ASC Topic 605, Revenue Recognition.

Revenue is recognized when control of promised goods is transferred to the Company’s customers in an amount of consideration of which the Company expect to be entitled to in exchange for the goods, and the Company can reasonably estimates return provision for the goods. The product return provisions are estimated based on (1) historical rates, (2) specific identification of outstanding returns not yet received from customers and outstanding discounts and claims and (3) estimated returns, discounts and claims expected, but not yet finalized with customers. As of March 31, 2024 and 2023, sales return provision recorded in refund liabilities were $213,571 and $111,951.

For the years ended March 31, 2024, 2023 and 2022, the Company did not have any significant incremental costs of obtaining contracts with customers incurred or costs incurred in fulfilling contracts with customers within the scope of ASC Topic 606, that shall be recognized as an asset and amortized to expenses in a pattern that matches the timing of the revenue recognition of the related contract.

The Company does not have amounts of contract assets since revenue is recognized as control of goods is transferred. The contract liabilities of the Company consist of advance payments from customers. The contract liabilities are reported in a net position on a customer-by-customer basis at the end of each reporting period. Contract liabilities were recognized when the Company receives prepayment from customers resulting from purchase order. Contract liabilities will be recognized as revenue when the products are delivered. As of March 31, 2024 and 2023, the Company record advance from customers of $187,665 and $165,534, respectively, which will be recognized as revenue upon delivery of the products sold.

Cost of revenue

Cost of revenue consists primarily of cost of materials, direct labors, overhead, and other related incidental expenses that are directly attributable to the Company’s principal operations.

Market development fees

Market development fees relate mainly to market development and advertisements of our pharmaceutical products. For the years ended March 31, 2024 and 2023, marketing and advertising expenses are $327,208 and $227,850, respectively, which are included in selling expenses in our consolidated statements of operations and comprehensive income.

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

The Company adopts ASC 740-10-25 “Income Taxes” which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. The Company did not have significant unrecognized uncertain tax positions, or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of March 31, 2024 and 2023.

Comprehensive income

Comprehensive income includes net income and foreign currency adjustments. Comprehensive income is reported in the consolidated statements of operations and comprehensive income. Accumulated other comprehensive income, as presented on the balance sheets are the cumulative foreign currency translation adjustments. As of March 31, 2024 and 2023, the Company recorded accumulated other comprehensive loss balances of $1,025,795 and $197,571, respectively.

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

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Earnings per share

Earnings (loss) per share is calculated in accordance with ASC 260 Earnings per Share. Basic earnings (loss) per share is computed by dividing the net income (loss) attributable to shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is computed in accordance with the treasury stock method and based on the weighted average number of ordinary shares and dilutive ordinary share equivalents. Dilutive ordinary share equivalents are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive. There were no dilutive ordinary share equivalents outstanding during the years ended March 31, 2024 and 2023.

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

Significant risks and uncertainties

Credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, accounts receivable, other receivables, advances to suppliers. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of March 31, 2024 and 2023 the Company held cash and cash equivalents of $12,070,345 and $17,368,478, respectively, which were primarily deposited in financial institutions located in Mainland China, which were uninsured by the government authority. To limit exposure to credit risk relating to deposits, the Company primarily place cash deposits with large financial institutions in China which management believes are of high credit quality. The Company’s operations are carried out in Mainland China. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic, and legal environments in the PRC as well as by the general state of the PRC’s economy. In addition, the Company’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other factors.

The Company conducts credit evaluations of its customers and suppliers and generally does not require collateral or other security from them. The Company use a loss rate method to estimate the allowance for credit losses. For those past due balances over one year and other higher risk receivables identified by the Company are reviewed individually for collectability. The Company evaluates the expected credit loss of receivables based on historical collection experience, the financial condition of its customers and assumptions for the future movement of different economic drivers and how these drivers will affect each other. The Company writes off potentially uncollectible receivables against the allowance for credit losses if it is determined that the amounts will not be collected or if a settlement with respect to a disputed receivable is reached for an amount that is less than the carrying value. March 31, 2024 and 2023, the Company record expected credit loss of $1,731,517 and $1,522,739 for accounts receivable, respectively.

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

Interest Rate Risks

The Company is exposed to interest rate risk primarily relates to the variable-rate borrowings, which carry interest rates ranging from 6% to 18%, and convertible notes which carry implicit interest rate from 16.26% to 20.56%. The Company has not used any derivative instruments to mitigate its exposure associated with interest rate risk.

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

For the years ended March 31, 2024 and 2023, there were two customers and three customer generated sales which accounted for over 10% of total revenues generated for that year, respectively. The details are as follows:

	For the years ended, March 31,
	2024	2023
Customer A	45.65%	30.26%
Customer B	16.92%	20.02%
Customer C	-%	13.87%

As of March 31, 2024 and 2023, accounts receivable due from these customers as a percentage of consolidated accounts receivable balances were as follows:

	As of March 31,
	2024	2023
Customer A	11.75%	7.54%
Customer B	8.39%	10.39%
Customer C	-%	1.82%

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Significant risks and uncertainties (continued)

For the years ended March 31, 2024 and 2023, there were two suppliers and two suppliers which accounted for over 10% of total purchase for that year, respectively. The details are as follows:

	For the years ended, March 31,
	2024	2023
Supplier A	39.05%	-%
Supplier B	27.86%	0.41%
Supplier C	-%	44.21%
Supplier D	5.77%	16.50%

As of March 31, 2024 and 2023, accounts payable due to these suppliers as a percentage of consolidated accounts payable balances were as follows:

	As of March 31,
	2024	2023
Supplier A	15.82%	-%
Supplier C	18.31%	17.88%
Supplier D	-%	5.99%
Supplier E	5.72%	13.74%
Supplier F	-%	10.52%

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

The Company does not believe other recently issued but not yet effective accounting statements, if recently adopted, would have a material effect on the Company’s condensed consolidated balance sheets, statements of income (loss) and comprehensive income (loss) and statements of cash flows.

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following as of March 31, 2024 and 2023:

	As of March 31,
	2024	2023

Accounts receivable – third parties	$3,046,298	$2,867,308
Accounts receivable – related parties	-	-
Total accounts receivable, gross	3,046,298	2,867,308
Less: allowance for credit loss	(1,731,517)	(1,522,739)
Accounts receivable, net	$1,314,781	$1,344,569

Changes of allowance for credit loss for accounts receivable for the fiscal years ended March 31, 2024 and 2023 are as follows:

	For the years ended March 31,
	2024	2023

Beginning balance	$1,522,739	$762,992
Additional reserve through expect credit loss	285,264	820,352
Exchange rate difference	(76,486)	(60,605)
Ending balance	$1,731,517	$1,522,739

For the years ended March 31, 2024 and 2023, the Company record credit loss provision of $285,264 and $820,352, respectively.

NOTE 4 – INVENTORIES, NET

Inventories as of March 31, 2024 and 2023 consisted of the following:

	As of March 31,
	2024	2023

Raw materials	$320,722	$243,222
Finished goods	553,682	446,866
Provision for inventory	(79,549)	(158,834)
Total inventories, net	$794,855	$531,254

For the year ended March 31, 2024, the Company reversed impairment provision of inventories for lower of cost or net realizable value adjustments of $72,057 because of the sale of previously slow-moving inventory during the current year. For the year ended March 31, 2023, the Company recorded no impairment provision of inventories for lower of cost or net realizable value adjustments.

NOTE 5 – PREPAYMENTS, RECEIVABLES AND OTHER ASSETS, NET

Prepayments, receivables and other assets consisted of the following as of March 31, 2024 and 2023:

	As of March 31,
	2024	2023

Receivable from a third-party company	$416,880	$473,237
Other receivables	83,634	230,642
Total prepayments, receivables and other assets, gross	500,514	703,879
Less: allowance for credit loss	(468,880)	(473,237)
Total prepayments, receivables and other assets, net	$31,634	$230,642

In June 2019, Taizhou Suxuantang entered into a limited partnership agreement with Huangshan Panjie Investment Management Co., Ltd. (the “Fund” or “Huangshan Panjie”). The company is committed to contribute $7 million (RMB50 million) into the Fund in two installments, with one installment of $3.5 million (RMB 25 million) made on June 14, 2019, and the second installment of $3.5 million (RMB 25 million) to be made no later than October 31, 2019. In June 2020, the Company agreed with the Fund, the GP and other limited partners to withdraw the installment of $3.5 million (RMB 25 million) made on June 14, 2019. For the years ended March 31, 2022 and 2021, the company received payment of $15,581 (RMB 100,000) and $3.1 million (RMB 21.25 million) from Huangshan Panjie, respectively. For the year ended March 31, 2023, the Company received payment of $58,381 (RMB 400,000) from Huangshan Panjie. As no further collection has been made as of March 31, 2023, the Company recorded credit loss provision of $473,237 (RMB 3.25 million) for the remaining balance in full. For the year ended March 31, 2024, the Company received payment of $33,486 (RMB 240,000) from Huangshan Panjie and recorded recovery of credit loss provision of $33,486 (RMB 240,000). The Company has made efforts to collect the remaining balance via court order.

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following as of March 31, 2024 and 2023:

	As of March 31,
	2024	2023

Machinery	$744,632	$775,503
Vehicles	224,727	236,268
Electric equipment	144,048	151,445
Office equipment	76,891	80,839
Leasehold improvement	1,560,897	1,641,060
Total property plant and equipment, at cost	2,751,194	2,885,115
Less: accumulated depreciation	(2,023,316)	(1,922,901)
Less: impairment provision	(399,033)	-
Total property, plant and equipment, net	$328,845	$962,214

Depreciation expenses were $195,788 and $242,230 for year ended March 31, 2024 and 2023, respectively. For the years ended March 31, 2024 and 2023, the Company recorded impairment provision for property, plant and equipment of $401,995 and $Nil, respectively.

NOTE 7 – INTANGIBLE ASSETS, NET

Intangible assets consisted of the following as of March 31, 2024 and 2023:

	As of March 31,
	2024	2023

Trademark	$42,152	$44,317
Software	33,116	34,817
Total intangible assets, at cost	75,268	79,134
Less: accumulated amortization	(56,167)	(51,266)
Total intangible assets, net	$19,101	$27,868

Amortization expenses were $7,459 and $7,932 for year ended March 31, 2024 and 2023, respectively.

NOTE 8 – LONG-TERM DEPOSIT

Long-term deposit consisted of cash deposit of RMB 60 million the Company paid to one entity through the Company’s related party, Jiangsu Health Pharmaceutical Investment Co., Ltd., which the Company is seeking to acquire certain percentage of ownership (“Target Company”). The deposit was used as the acquisition deposit required by the Target Company in order to execute their respective acquisition memorandum which details the acquisition and valuation methods but is not legally binding and has no definite term. Considering the operation of the Target Company has been affected by the pandemic over the past two years, leading to a sluggish market environment and revenue performance falling short of expectations, the Company will carefully reevaluate the acquisition. However, after the comprehensive lifting of pandemic restrictions at the end of 2022, the market has gradually started to recover, and the Target Company plans to reposition itself in the market and improve its performance. The Company will make a further decision on whether to proceed with the acquisition based on the long-term market performance of the Target Company over the next one to two years. If the acquisition failed to be approved, the Target Company is obligated to return the deposit to the Company. As of March 31, 2024, the acquisition was not approved or disapproved as the acquisition was still in the process of undergoing legal and financial due diligence.

NOTE 9 – OPERATING LEASES

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

Operating lease right-of-use assets as of March 31, 2024 and 2023 were as follows:

	As of March 31,
	2024	2023

Office and warehouse*	$343,453	$361,092
Less: accumulated amortization	(107,605)	(55,042)
Total right-of-use assets, net	$235,848	$306,050

The Company recognized lease expenses for the operating lease right-of-use assets office and warehouse over the lease period which is 10 years. For the years ended March 31, 2024 and 2023, the operating lease expenses were $69,819 and $73,034, respectively.

Operating lease liabilities as of March 31, 2024 and 2023 consisted of the following:

	As of March 31,
	2024	2023

Office and warehouse	$235,848	$306,050
Total operating lease liabilities, net	$235,848	$306,050

Current portion and non-current portion of operating lease liabilities as of March 31, 2024 and 2023:

	As of March 31,
	2024	2023

Non-current portion of operating lease liabilities – related party	$177,538	$247,961
Current portion of operating lease liabilities – related party	58,310	58,089
Total operating lease liabilities	$235,848	$306,050

The discount rate used for the office and warehouse was 5.40%. The remaining lease term for the operating lease was 3.75 years.

NOTE 9 – OPERATING LEASES (CONTINUED)

Maturity analysis of operating lease liabilities as of March 31, 2024 is as follows:

	Office and warehouse
	RMB	USD

Discount rate at commencement	5.40%	$5.40%
One year	500,400	69,305
Two years	500,400	69,305
Three years	500,400	69,305
Four years	375,300	51,978
Total undiscounted cash flows	1,876,500	$259,893
Less: imputed interest	(173,605)	(24,045)
Operating lease liabilities	1,702,895	235,848

The Company had no other operating or financing lease agreements or short-term leases, defined as leases with initial term of 12 months or less, for the years ended March 31, 2024 and 2023.

NOTE 10 – BORROWINGS

Short-term borrowings

Short-term borrowings consisted of the following as of March 31, 2024 and 2023:

	As of March 31,
	2024	2023

Short-term loans from related parties	$90,024	$94,647
Short-term loans from third-party individuals	403,030	72,806
Total short-term borrowings	$493,054	$167,453

Short-term borrowings included loans from various individuals and entities that are unsecured. As of March 31, 2024, short-term loans from related parties represent the loan of $90,024 the Company borrowed from Jun Zheng which has no fixed term and bear interest of 6%. As of March 31, 2023, respectively, short-term loans from related parties represent the loan of $94,647 which is valid from January 18, 2023 to March 17, 2024 and bear interest of 6%. Short-term loans from third-party individuals represents the loan of $403,030 and $72,806 the Company borrowed from several unaffiliated individuals as of March 31, 2024 and 2023, which are valid from March 24, 2023 to March 23, 2024 and bears interest from 6% to 18%. The portion of the interest exceeding the normal bank personal loan rate of 6% is personally borne by the Company’s CEO, Feng Zhou.

As of March 31, 2024 and 2023, the total amount of these loans was $493,054 and $167,453, respectively. The Company recorded interest expenses of $17,073 and $9,706 on these short-term loans for the years ended March 31, 2024 and 2023, respectively.

Long-term borrowings

Long-term borrowings consisted of the following as of March 31, 2024 and 2023:

	As of March 31,
	2024	2023
Car loans
Current portion	$7,479	$7,863
Non-current portion	20,181	30,495
Total car loans	$27,660	$38,358

	As of March 31,
	2024	2023
Bank loans
Current portion	$13,850	$-
Non-current portion	96,948	87,367
Total long-term bank loans	$110,798	$87,367

NOTE 10 – BORROWINGS (CONTINUED)

Long-term borrowings (Continued)

Long-term bank loans are loans the Company borrowed from Jiangsu Taizhou Rural Commercial Bank which are valid from November 2, 2022 to November 1, 2025 and bear interest of 6%. As of March 31, 2024 and 2023, the total amount of these loans was $110,798 and $87,367, respectively. The Company recorded interest expenses for the bank loan of $6,106 and $2,202 for the years ended March 31, 2024 and 2023, respectively.

As of March 31, 2024 and 2023, one car loan of $27,660 and $38,358, respectively, at 18% annual interest rate is valid from February 1, 2023 to January 30, 2028. The car was pledged as collateral for the loan until full settlement. The Company recorded interest expenses for the car loan of $1,356 and $1,139 for the years ended March 31, 2024 and 2023, respectively.

Future loan payments as of March 31, 2024 is as follows:

	RMB	USD

One year	3,714,000	$514,383
Two years	754,000	104,428
Three years	54,000	7,479
Four years	37,710	5,222
Total payment	4,559,710	$631,512

NOTE 11 – CONTRACT LIABILITIES

Contract liabilities consisted of the following as of March 31, 2024 and 2023:

	For the years ended March 31,
	2024	2023

Beginning balance	$165,534	$77,366
Prepayments from customers	49,876	99,746
Revenue recognized	(19,435)	(5,406)
Exchange rate difference	(8,310)	(6,172)
Ending balance	$187,665	$165,534

For the years ended March 31, 2024 and 2023, the Company recognized $19,435 and $5,406 of revenue, which were included in the contract liabilities balances at the beginning of the periods, respectively.

NOTE 12 – CONVERTIBLE NOTE

The Convertible Note 2022-1

On March 16, 2022, the Company entered into a securities purchase agreement with Streeterville Capital, LLC (“Streeterville”) pursuant to which the Company issued an unsecured convertible promissory note with a 12-months maturity (the “Convertible Note 2022-1”) to the investor. The Convertible Note 2022-1 has the original principal amount of $2,804,848 including the original issue discount of $168,291 and the investor’s legal and other transaction costs of $20,000. The Company anticipates using the proceeds for general working capital purposes.

Material Terms of the Convertible Note 2022-1:

●	Interest accrues on the outstanding balance of the Note at 6% per annum from the purchase price date until the same is paid in full. All interest calculations hereunder shall be computed on the basis of a 360-day year comprised of twelve (12) thirty (30) day months, shall compound daily and shall be payable in accordance with the terms of this Note.

●	Upon the occurrence of a trigger event, the investor may increase the outstanding balance payable under the Note by 12% or 5%, depending on the nature of such event. If the Company fails to cure the trigger event within the required five trading days, the trigger event will automatically become an event of default and interest will accrue at the lesser of 22% per annum or the maximum rate permitted by applicable law.

●	Subject to adjustment as set forth in this Note, the price at which the lender has the right to convert all or any portion of the outstanding balance into ordinary shares is $0.30 per share.

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

NOTE 12 – CONVERTIBLE NOTE (CONTINUED)

The Convertible Note 2022-2

On December 19, 2022, the Company entered into a securities purchase agreement with Streeterville, pursuant to which the Company issued the investor an unsecured promissory note on December 19, 2022 in the original principal amount of $1,595,000 (the “Convertible Note 2022-2”), convertible into ordinary shares, $0.08 par value per share, of the Company for $1,500,000 in gross proceeds. The Company anticipates using the proceeds for general working capital purposes.

Material Terms of the Convertible Note 2022-2:

●	Interest accrues on the outstanding balance of the Note at 6% per annum from the purchase price date until the same is paid in full. All interest calculations hereunder shall be computed on the basis of a 360-day year comprised of twelve (12) thirty (30) day months, shall compound daily and shall be payable in accordance with the terms of this Note.

●	Upon the occurrence of a trigger event, the investor may increase the outstanding balance payable under the Note by 15% or 5%, depending on the nature of such event. If the Company fails to cure the trigger event within the required five trading days, the trigger event will automatically become an event of default and interest will accrue at the lesser of 15% per annum or the maximum rate permitted by applicable law.

●	Subject to adjustment as set forth in this Note, the price at which the lender has the right to convert all or any portion of the outstanding balance into ordinary shares is $0.60 per share.

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

As of December 18, 2023, the Company had not repaid the Convertible Note 2022-2, nor had Streeterville converted the debt into the Company’s ordinary shares. The Company and Streeterville reached an oral agreement to extend the maturity date of the convertible debt by six months, during which Streeterville will convert the debt into the Company’s ordinary shares. All other terms of the Convertible Note 2022-2 remain unchanged.

In accounting for the extension of the Convertible Note 2022-2 under ASC470-50, the Company recognizes: (i) the new debt instrument at its fair value (“the Convertible Note 2022-2 (new)”) of $1,595,000; and (ii) an extinguishment gain or loss, which is the difference between the fair value of the new debt instrument and the net carrying amount of the extinguished debt, of $0.

For the year ended March 31, 2024, the Company issued 608,525 ordinary shares with a fair value of $844,000 for principal and interest partial settlement of the Convertible Note 2022-2 (new).

The Convertible Note 2023-1

On March 7, 2023, the Company entered into a securities purchase agreement with Streeterville Capital, LLC, pursuant to which the Company issued the investor an unsecured promissory note on March 7, 2023 in the original principal amount of $2,126,667 (the “Convertible Note 2023-1”), convertible into ordinary shares, $0.08 par value per share, of the Company for $2,000,000 in gross proceeds. The Company anticipates using the proceeds for general working capital purposes.

Material Terms of the Convertible Note 2023-1:

●	Interest accrues on the outstanding balance of the Note at 6% per annum from the purchase price date until the same is paid in full. All interest calculations hereunder shall be computed on the basis of a 360-day year comprised of twelve (12) thirty (30) day months, shall compound daily and shall be payable in accordance with the terms of this Note.

NOTE 12 – CONVERTIBLE NOTE (CONTINUED)

The Convertible Note 2023-1 (continued)

●	Upon the occurrence of a trigger event, the investor may increase the outstanding balance payable under the Note by 15% or 5%, depending on the nature of such event. If the Company fails to cure the trigger event within the required five trading days, the trigger event will automatically become an event of default and interest will accrue at the lesser of 15% per annum or the maximum rate permitted by applicable law.

●	Subject to adjustment as set forth in this Note, the price at which the lender has the right to convert all or any portion of the outstanding balance into ordinary shares is $0.60 per share.

In accounting for the issuance of the Convertible Note 2023 under ASU 2020-06, the Company recorded the convertible note as a single liability in its entirety according to the new framework. Debt issuance costs related to the Convertible Note 2023-1 comprised of commissions paid to third party placement agents, lawyers, and warrants value of $211,702. Issuance costs attributable to the liability component will be amortized to interest expense using the effective interest method over the contractual term. The effective interest rate for the Convertible Note 2023-1 is 16.26%.

For the year ended March 31, 2023, the Company issued 987,881 ordinary shares with a fair value of $225,000 for principal and interest partial settlement of the Convertible Note 2023-1.

For the year ended March 31, 2024, the Company issued 7,417,064 ordinary shares with a fair value of $1,969,807 for principal and interest partial settlement of the Convertible Note 2023-1.

The Convertible Note 2023-2

On December 13, 2023, the Company entered into a securities purchase agreement with Streeterville Capital, LLC, pursuant to which the Company issued the investor an unsecured promissory note on December 13, 2023 in the original principal amount of $531,667 (the “Convertible Note 2023-2”), convertible into ordinary shares, $2 par value per share, of the Company for $500,000 in gross proceeds. The Company anticipates using the proceeds for general working capital purposes.

Material Terms of the Convertible Note 2023-2:

●	Interest accrues on the outstanding balance of the Note at 6% per annum from the purchase price date until the same is paid in full. All interest calculations hereunder shall be computed on the basis of a 360-day year comprised of twelve (12) thirty (30) day months, shall compound daily and shall be payable in accordance with the terms of this Note.

●	Upon the occurrence of a trigger event, the investor may increase the outstanding balance payable under the Note by 15% or 5%, depending on the nature of such event. If the Company fails to cure the trigger event within the required five trading days, the trigger event will automatically become an event of default and interest will accrue at the lesser of 15% per annum or the maximum rate permitted by applicable law.

●	Subject to adjustment as set forth in this Note, the price at which the lender has the right to convert all or any portion of the outstanding balance into ordinary shares is the lower of (i) $3 per share and (ii) 80% of the average of the lowest VWAP during the fifteen (15) trading days immediately preceding the redemption notice is delivered.

In accounting for the issuance of the Convertible Note 2023-2 under ASU 2020-06, the Company recorded the convertible note as a single liability in its entirety according to the new framework. Debt issuance costs related to the Convertible Note 2023-2 comprised of commissions paid to third party placement agents, lawyers, and warrants value of $58,695. Issuance costs attributable to the liability component will be amortized to interest expense using the effective interest method over the contractual term. The effective interest rate for the Convertible Note 2023-2 is 19.36%.

NOTE 12 – CONVERTIBLE NOTE (CONTINUED)

The Convertible Note 2024

On March 27, 2024, the Company entered into a securities purchase agreement with Streeterville Capital, LLC, pursuant to which the Company issued the investor an unsecured promissory note on March 27, 2024 in the original principal amount of $531,667 (the “Convertible Note 2024”), convertible into ordinary shares, $2 par value per share, of the Company for $500,000 in gross proceeds. The Company anticipates using the proceeds for general working capital purposes.

Material Terms of the Convertible Note 2024:

●	Interest accrues on the outstanding balance of the Note at 6% per annum from the purchase price date until the same is paid in full. All interest calculations hereunder shall be computed on the basis of a 360-day year comprised of twelve (12) thirty (30) day months, shall compound daily and shall be payable in accordance with the terms of this Note.

●	Upon the occurrence of a trigger event, the investor may increase the outstanding balance payable under the Note by 15% or 5%, depending on the nature of such event. If the Company fails to cure the trigger event within the required five trading days, the trigger event will automatically become an event of default and interest will accrue at the lesser of 15% per annum or the maximum rate permitted by applicable law.

●	Subject to adjustment as set forth in this Note, the price at which the lender has the right to convert all or any portion of the outstanding balance into ordinary shares is the lower of (i) $3 per share and (ii) 80% of the average of the lowest VWAP during the fifteen (15) trading days immediately preceding the redemption notice is delivered.

In accounting for the issuance of the Convertible Note 2024 under ASU 2020-06, the Company recorded the convertible note as a single liability in its entirety according to the new framework. Debt issuance costs related to the Convertible Note 2024 comprised of commissions paid to third party placement agents, lawyers, and warrants value of $51,667. Issuance costs attributable to the liability component will be amortized to interest expense using the effective interest method over the contractual term. The effective interest rate for the Convertible Note 2024 is 17.61%.

Net carrying amount of Convertible Notes dated as of March 31, 2024 were as follows:

	Principal outstanding	Unamortized issuance cost	Net carrying value

Convertible Note – 2022-2 (new)	$811,145	$-	$811,145
Convertible Note – 2023-2	531,667	(43,095)	488,572
Convertible Note – 2024	531,667	(51,288)	480,379
Total	$1,874,479	(94,384)	$1,780,095

Net carrying amount of Convertible Notes dated as of March 31, 2023 were as follows:

	Principal outstanding	Unamortized issuance cost	Net carrying value

Convertible Note – 2022-2	$1,595,000	$(163,967)	$1,431,033
Convertible Note – 2023	1,902,639	(176,180)	1,726,459
Total	$3,497,639	(340,147)	$3,157,492

NOTE 12 – CONVERTIBLE NOTE (CONTINUED)

The Convertible Note 2024 (continued)

Amortization of issuance cost, debt discount and interest cost for the year ended March 31, 2024 were as follows:

	Accretion of debt discount	Convertible note interest	Total

Convertible Note – 2022-2	$163,967	$71,388	$235,355
Convertible Note – 2022-2 (new)	-	27,500	27,500
Convertible Note – 2023-1	112,826	123,088	235,914
Convertible Note – 2023-2	15,600	9,345	24,945
Convertible Note – 2024	378	262	640
Total	$292,771	$231,583	$524,354

Amortization of issuance cost, debt discount and interest cost for the year ended March 31, 2023 were as follows:

	Accretion of debt discount	Convertible note interest	Total

Convertible Note – 2022-1	267,122	94,643	361,765
Convertible Note – 2022-2	56,068	27,233	83,301
Convertible Note – 2023	12,464	8,406	20,870
Total	$335,654	$130,282	$465,936

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

The estimated cost of inventory for product returns of $35,719 and $25,962, respectively, were recorded in Inventory on the Consolidated Balance Sheets as of March 31, 2024 and 2023.

NOTE 14 – ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following as of March 31, 2024 and 2023:

	As of March 31,
	2024	2023

Accrued payroll and welfare	$968,416	$622,526
Other payable for construction deposit	1,180,556	1,403,258
Accrued professional service expenses	257,897	327,068
Other current liabilities	361,543	789,232
Total	$2,768,413	$3,142,084

As of March 31, 2024 and 2023, the balances of other payable for construction deposit of $1,180,556 and $1,403,258, represented construction deposit amount paid by an unaffiliated party to the Company for implement of a project, respectively. In 2019, the unaffiliated party paid the Company $1,330,556 (RMB 9,500,000) and due to the failure to obtain a construction permit in a timely manner, the project could not progress as scheduled. In 2023, the Company refunded $150,000 of the deposit to that party, which will be paid back to the Company once the project commences.

As of March 31, 2024 and 2023, the balances of other current liabilities $361,543 and $789,232, respectively, represented amounts due to suppliers for operating expenses and to staff who paid for operating expenses on behalf of the Company.

NOTE 15 – SHAREHOLDERS’ EQUITY

Ordinary shares

The Company is authorized to issue unlimited shares of $0.001 par value common stock. On July 4, 2017, and October 20, 2017, the Company issued common stocks of an aggregate of 20,000,000 shares of $0.001 par value (10,000 shares of $2 par value retrospectively restated for effect of reverse stock split on February 22, 2021, May 19, 2022 and October 5, 2023) to thirteen shareholder, three among whom together hold 100% shares of Suxuantang and over 50% shares of SXT. In connection with Restructuring, all shares and per share amounts have been retroactively restated as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying condensed consolidated financial statements.

On December 31, 2018, the Company completed the closing of its initial public offering of 2,506,300 ordinary shares at a public offering price of $4.00 per ordinary share (1,253 ordinary shares at a price of $8,000 per ordinary share retrospectively restated for effect of reverse stock split on February 22, 2021, May 19, 2022 and October 5, 2023). On January 3, 2019, the Company sold an additional 39,975 ordinary shares at the public offering price of $4.00 per share (20 ordinary shares at a price of $8,000 per ordinary share retrospectively restated for effect of reverse stock split on February 22, 2021, May 19, 2022 and October 5, 2023) in a second closing. The total gross proceeds from the initial public offering were approximately $10.2 million before underwriting commissions and offering expenses. On January 10, 2019, the underwriter exercise the warrants in connection with the initial public offering and 160,426 shares (80 ordinary shares retrospectively restated for effect of reverse stock split on February 22, 2021, May 19, 2022 and October 5, 2023) were newly issued.

Warrant

In connection with the certain convertible notes issued on May 2, 2019, the Company issued a warrant on January 18, 2021 to Mr. Jian Ke for purchase of 1,000,000 ordinary shares (500 ordinary shares retrospectively restated for effect of reverse stock split on February 22, 2021, May 19, 2022 and October 5, 2023) (the “warrants”). The warrants carry a term of four years and shall be exercisable at $0.3843 per share ($768.6 per share retrospectively restated for effect of reverse stock split on February 22, 2021, May 19, 2022 and October 5, 2023). Management determined that the warrants are equity instruments because the warrants are both a) indexed to its own stock; and b) classified in stockholders’ equity. The warrants were recorded at their fair value on the date of grant as a component of stockholders’ equity. As of September 30, 2023 and March 31, 2023, the total number of warrants outstanding was 250,000 (500 retrospectively restated for effect of reverse stock split on February 22, 2021, May 19, 2022 and October 5, 2023) with weighted average remaining life of 2.33 years and 2.83 years, respectively.

The fair value of this Warrants was $509,000. The fair value has been estimated using the Black Scholes pricing model with the following weighted-average assumptions: risk free rate of 0.33%; expected term of 4 years; exercise price of the warrants of $1.5372; volatility of 131.84%; and expected future dividends of Nil.

2021 Reverse stock split

On January 23, 2021, the Company’s board of directors approved to effect a one-for-four reverse stock split of its ordinary shares (the “2021 Reverse Stock Split”) with the market effective on February 22, 2021, such that the number of the Company’s authorized preferred and ordinary shares is unchanged, which will remain as unlimited, and the par value of each ordinary share is increased from US$0.001 to US$0.004. As a result of the 2021 Reverse Stock Split, each four pre-split ordinary shares outstanding were automatically combined and converted to one issued and outstanding ordinary share without any action on the part of the shareholder. No fractional ordinary shares were issued to any shareholders in connection with the 2021 reverse stock split. Each shareholder was entitled to receive one ordinary share in lieu of the fractional share that would have resulted from the reverse stock split. As of February 21, 2021 (immediately prior to the effective date), there were 62,057,584 ordinary shares outstanding, and the number of ordinary shares outstanding after the 2021 Reverse Stock Split is 15,525,094, taking into account of the effect of rounding fractional shares into whole shares (31,050 shares retrospectively restated for effect of reverse stock split on May 19, 2022 and October 5, 2023). In addition, all options and any other securities of the Company outstanding immediately prior to the 2021 Reverse Stock Split (to the extent they don’t provide otherwise) will be appropriately adjusted by dividing the number of ordinary shares into which the options and other securities are exercisable by 4 and multiplying the exercise price thereof by 4, as a result of the 2021 Reverse Stock Split.

NOTE 15 – SHAREHOLDERS’ EQUITY (CONTINUED)

Ordinary shares - continued

2021 Equity incentive plan

In September 2021, the Company adopted a share incentive plan (the “2021 Equity Incentive Plan”), which provides for the granting of share incentives, including incentive share options (“ISOs”), restricted shares and any other form of award pursuant to the Equity Incentive Plan, to members of the board, and employees of the Company. The Company reserved 2,325,000 ordinary shares (4,650 shares retrospectively restated for effect of reverse stock split on May 19, 2022 and October 5, 2023) for the 2021 Equity Incentive Plan. The vesting schedule, time and condition to exercise options is determined by the Company’s compensation committee. The term of the options may not exceed ten years from the date of the grant.

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

Pursuant to the 2021 Equity Incentive Plan, the Company issued 2,325,000 ordinary shares (4,650 shares retrospectively restated for effect of reverse stock split on May 19, 2022 and October 5, 2023) to its management. The fair value of shares issued pursuant to the 2021 Equity Incentive Plan of $2,334,397 (deducted by legal expenses of $30,000) had been determined using the average share price for the dates of issuance ($0.9911 per ordinary share, $495.57 per ordinary share retrospectively restated for effect of reverse stock split on May 19, 2022 and October 5, 2023).

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

Pursuant to the 2022 Public Offering, the Company issued 22,777,774 ordinary shares at price of $0.18 per share (45,556 ordinary shares at price of $90 per share retrospectively restated for effect of reverse stock split on May 19, 2022 and October 5, 2023) to the investors. The total gross proceeds from the 2022 Public Offering were approximately $4.1 million before underwriting commissions and offering expenses. The total net proceeds from the 2022 Public Offering were approximately $3.1 million after underwriting commissions and offering expenses.

NOTE 15 – SHAREHOLDERS’ EQUITY (CONTINUED)

Ordinary shares - continued

2022 Equity incentive plan

In March 2022, the Company adopted a share incentive plan (the “2022 Equity Incentive Plan”), which provides for the granting of share incentives, including incentive share options (“ISOs”), restricted shares and any other form of award pursuant to the Equity Incentive Plan, to members of the board, and employees of the Company. The vesting schedule, time and condition to exercise options is determined by the Company’s compensation committee. The term of the options may not exceed ten years from the date of the grant.

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

Pursuant to the 2022 Equity Incentive Plan, the Company issued 6,094,180 ordinary shares (12,188 shares retrospectively restated for effect of reverse stock split on May 19, 2022 and October 5, 2023) to its management on May 15, 2022.

2022 Reverse stock split

On May 10, 2022, the Company’s board of directors approved to effect a one-for-twenty reverse stock split of its ordinary shares (the “2022 Reverse Stock Split”) with the market effective on May 19, 2022, such that the number of the Company’s authorized preferred and ordinary shares is unchanged, which will remain as unlimited, and the par value of each ordinary share is increased from US$0.004 to US$0.08. As a result of the 2022 Reverse Stock Split, each twenty pre-split ordinary shares outstanding were automatically combined and converted to one issued and outstanding ordinary share without any action on the part of the shareholder. No fractional ordinary shares were issued to any shareholders in connection with the 2022 reverse stock split. Each shareholder was entitled to receive one ordinary share in lieu of the fractional share that would have resulted from the reverse stock split. As of May 16, 2022 (immediately prior to the effective date), there were 40,627,868 ordinary shares outstanding, and the number of ordinary shares outstanding after the 2022 Reverse Stock Split is 2,042,673 (81,707 shares retrospectively restated for effect of reverse stock split on October 5, 2023), taking into account of the effect of rounding fractional shares into whole shares. In addition, all shares, options and any other securities of the Company outstanding immediately prior to the 2022 Reverse Stock Split was retroactively applied by dividing the number of ordinary shares into which the options and other securities are exercisable by 20 and multiplying the exercise price thereof by 20, as a result of the 2022 Reverse Stock Split.

Securities purchase agreement

On September 22, 2022, the Company entered into certain securities purchase agreement with Zhijun Xiao, a non-affiliate non-U.S. person, pursuant to which Mr. Xiao agreed to purchase 1,625,798 ordinary shares of the Company, par value $0.08 per share at a per share purchase price of $1.35 (65,032 ordinary shares of the Company, par value $2 per share at a per share purchase price of $33.75 retrospectively restated for effect of reverse stock split on October 5, 2023). The agreement was executed on October 11, 2022 and the gross proceeds of this transaction were $2,194,827.

On February 22, 2023, the Company entered into certain securities purchase agreement with Rising Sun Capital Ltd., a limited liability company organized under the laws of Australia, pursuant to which the investor agreed to purchase 1,724,138 ordinary shares of the Company, par value $0.08 per share, at a per share purchase price of $0.58 (68,966 ordinary shares of the Company, par value $2 per share at a per share purchase price of $14.5 retrospectively restated for effect of reverse stock split on October 5, 2023). The gross proceeds of this transaction are approximately $1 million. Upon the issuance date of these condensed consolidated financial statements, the transaction has not been closed and the Company has not received the proceeds. Management assessed the likelihood of whether the Company was able to close this deal and expected to receive the proceeds before September 30, 2024.

NOTE 15 – SHAREHOLDERS’ EQUITY (CONTINUED)

2023 Reverse stock split

On October 5, 2023, the Company effected a one-for-twenty-five (1-25) reverse split of its ordinary shares, such that the number of the Company’s authorized preferred and ordinary shares is unchanged, which will remain as unlimited, and the par value of each ordinary share is increased from US$0.08 to US$2. In addition, all shares, options and any other securities of the Company outstanding immediately prior to the reverse stock split were retroactively applied by dividing the number of ordinary shares into which the options and other securities are exercisable by 25 and multiplying the exercise price thereof by 25, as a result of the reverse stock split.

2024 Equity incentive plan

In January 2024, the Company adopted a share incentive plan (the “2024 Equity incentive plan”), which provides for the granting of share incentives, including incentive share options, restricted shares and any other form of award pursuant to the 2024 Equity Incentive Plan, to members of the board, and employees of the Company. The vesting schedule, time and condition to exercise options is determined by the Company’s compensation committee. The term of the options may not exceed ten years from the date of the grant.

Under the 2024 Equity incentive plan, the exercise price of an option may be amended or adjusted at the discretion of the compensation committee, the determination of which would be final, binding and conclusive. If the Company grants an ISO to an employee who, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of the Company’s share capital, the exercise price cannot be less than 110% of the fair market value of the Company’s ordinary shares on the date of that grant.

Pursuant to the 2024 Equity incentive plan, the Company issued 185,316 ordinary shares to its management on January 25, 2024.

Issuance of shares for convertible note principal and interest partial settlement

For the year ended March 31, 2020, 11,961,006 ordinary shares (5,980 ordinary shares retrospectively restated for effect of reverse stock split on February 22, 2021, May 19, 2022 and October 5, 2023) were issued with a fair value of $6,425,657 for convertible notes principal and interest partial settlement.

For the year ended March 31, 2021, 27,389,877 ordinary shares (13,695 ordinary shares retrospectively restated for effect of reverse stock split on February 22, 2021, May 19, 2022 and October 5, 2023) were issued with a fair value of $7,680,791 for convertible notes principal and interest partial settlement.

For the year ended March 31, 2023, 5,736,811 ordinary shares (229,472 ordinary shares retrospectively restated for effect of reverse stock split on October 5, 2023) were issued with a fair value of $3,131,511 for convertible notes principal and interest partial settlement.

For the year ended March 31, 2024, 8,025,589 ordinary shares (1,533,958 ordinary shares retrospectively restated for effect of reverse stock split on October 5, 2023) were issued with a fair value of $2,813,807 for convertible notes principal and interest partial settlement.

NOTE 16 – SELLING AND MARKETING EXPENSES

For the year ended March 31, 2024, 2023 and 2022, selling and marketing expenses consisted of the following:

	For the years ended March 31,
	2024	2023	2022

Marketing and advertising expenses	$327,208	$227,850	$645,915
Payroll and welfare expenses	67,831	92,579	103,488
Distribution and transportation expenses	16,176	18,594	96,954
Others	22,351	48,429	78,181
Total selling and marketing expenses	$433,566	$387,452	$924,538

NOTE 17 – GENERAL AND ADMINISTRATIVE EXPENSES

For the year ended March 31, 2024, 2023 and 2022, general and administrative expenses consisted of the following:

	For the years ended March 31,
	2024	2023	2022

Payroll and welfare expenses	$828,341	$1,151,466	$2,979,374
Professional fees	617,365	594,727	555,140
Impairment for property, plant and equipment and construction in process	422,924	349,390	-
Estimated credit loss provision for doubtful accounts	283,234	2,875,694	477,299
Research and development expenses	184,194	200,717	367,005
Deferred expenses	-	-	558,186
Others	299,564	474,334	579,774
Total general and administrative expenses	$2,635,622	$5,646,328	$5,516,778

NOTE 18 – INCOME TAXES

(a)	Corporate Income Taxes

Under the current laws of the British Virgin Islands (“BVI”), the Company is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no BVI withholding tax is imposed. The Company’s subsidiaries incorporated in Hong Kong were subject to the Hong Kong profits tax rate at 16.5% for the year ended March 31, 2024, 2023 and 2022. The Company’s subsidiaries and VIE incorporated in China were subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. The EIT rate for companies operating in the PRC is 25% for the year ended March 31, 2024, 2023 and 2022, except for Taizhou Suxuantang where the applicable income tax rate is 15% for the year ended March 31, 2024, 2023 and 2022 since it was qualified as a high-technology company from January 1, 2021 to December 31, 2023. In addition, the Company is allowed to deduct additional 100% of its research and development expenses against its pre-tax income as a high-technology company.

For the year ended March 31, 2024, 2023 and 2022, income tax expenses consisted of the following:

	For the years ended March 31,
	2024	2023	2022

Current income tax provision	$-	$-	$-
Deferred income tax provision	-	-	328,146
Total income tax	$-	$-	$328,146

The following is a reconciliation of the Company’s total income tax expense to the amount computed by applying the PRC statutory income tax rate of 15% to its income from operations before income taxes for the year ended March 31, 2024, 2023 and 2022.

	For the years ended March 31,
	2024	2023	2022

Loss before income taxes	$(3,098,532)	$(5,934,772)	$(5,407,949)
Income tax expense at the PRC statutory rate	(404,481)	(653,066)	(811,192)
Non-deductible expenses	54,477	226,003	178,293
Deductible research and development expenses	(27,629)	(29,497)	(53,415)
Deferred tax provision	(1,250,105)	(876,804)	(197,693)
Valuation allowance for deferred tax assets	1,250,105	876,804	525,839
Effect of income tax rate differences in jurisdictions other than the PRC	377,633	456,560	686,314
Total income tax expenses	$-	$-	$328,146

(b)	Deferred Tax Assets

Deferred income tax was measured using the enacted income tax rates for the periods in which they are expected to be reversed. Significant components of the Company’s deferred income tax assets and liabilities consist of follows:

	As of March 31,
	2024	2023

Tax loss carry forward	$905,574	$552,828
Credit loss provision for doubtful account - accounts receivable	261,656	228,944
Credit loss provision for doubtful account – prepayment, receivable and other current assets	70,854	71,151
Impairment provision for inventory	12,021	23,881
Valuation allowance for deferred tax assets	(1,250,105)	(876,804)
Total	$-	$-

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. For the year ended March 31, 2024, 2023 and 2022 the Company had no unrecognized tax benefits. The Company does not anticipate any significant increase to its asset for unrecognized tax benefit within the next 12 months. The Company will classify interest and penalties related to income tax matters, if any, in income tax expense.

NOTE 19 – RELATED PARTY TRANSACTIONS

Nature of relationships with related parties

Name of related parties	Relationship with the Company

Feng Zhou	Major shareholder of the Company, Chief Executive Officer
Zhijun Xiao	5% shareholder for the year ended March 31, 2023
Jun Zheng	Director of the Company
Xiaodong Ji	Independent Director of the Company
Xiaodong Pan	Chief Financial Officer
Taizhou Jiutian Pharmaceutical Co. Ltd.	An entity controlled by Jianping Zhou
Jiangsu Health Pharmaceutical Investment Co., Ltd.	An entity controlled by Jianping Zhou
Taizhou Su Xuan Tang Chinese Medicine Clinic	An entity controlled by Jianping Zhou
Taizhou Su Xuan Tang Chinese hospital Co., Ltd.	An entity controlled by Jianping Zhou
Jiangsu Sutaitang Online Commercial Co., Ltd.	An entity controlled by Xiaodong Ji

Related party balances

The amounts due to related parties as of March 31, 2024 and 2023 were as follows:

	As of March 31,
	2024	2023

Jiangsu Health Pharmaceutical Investment Co., Ltd.	$1,047,550	$2,910,088
Feng Zhou	-	1,823,679
Jiangsu Sutaitang Online Commercial Co., Ltd.	-	320,202
Jun Zheng	-	14,025
Xiaodong Pan	-	73,110
Zhijun Xiao	-	62,658
Total due to related parties	$1,047,550	$5,203,762

Related party transactions

1) Revenues generated from related parties

The company sells several TCMP products to related companies based on terms and conditions mutually agreed between the relevant parties. These related party transactions were conducted in the ordinary course of business of the Company.

	For the years ended March 31,
	2024	2023	2022

Taizhou Su Xuan Tang Chinese Hospital Co. Ltd.	25,528	17,478	19,246
Taizhou Su Xuan Tang Chinese Medicine Clinic	2,232	11,533	16,658
Taizhou Jiutian Pharmaceutical Co. Ltd.	-	4,610	138,275
Total revenue generated from related parties	$27,760	$33,621	$174,179

2) Other related party transactions

For the years ended March 31, 2024, 2023 and 2022, the Company made advances to related parties of $2,205,254, $628,911 and $3,581,746, respectively. For the years ended March 31, 2024, 2023 and 2022, the Company made repayments to related parties of $1,727,418, $2,197,555 and $231,722, respectively.

For the years ended March 31, 2024, 2023 and 2022, non-cash settlement between balances of accounts receivable from related parties and due to related parties were $1,235,290, $1,263,993 and $Nil, respectively. For the years ended March 31, 2024, 2023 and 2022, non-cash settlement between balances of due from related parties and due to related parties were $6,080,971, $4,051,569 and $3,653,418, respectively.

NOTE 19 – RELATED PARTY TRANSACTIONS (CONTINUED)

Related party transactions (Continued)

For the year ended March 31, 2024, the Company borrowed $90,024 from Jun Zheng, which has no fixed term and bear interest of 6%. For the year ended March 31, 2023, the Company borrowed $94,647 from Jun Zheng, which is valid from January 18, 2023 to January 17, 2024 and bear interest of 6%.

On January 1, 2018, the Company entered into a lease agreement with Jiangsu Health Pharmaceutical Investment Co., Ltd. to obtain the right of use for office and warehouse of 3,627 square meters for 10 years for free. The Company recorded right-of-use assets and lease expenses based on the fair value for the lease. For the years ended March 31, 2024, 2023 and 2022, the Company record operating lease expenses were $69,819, $73,034, and $77,968, respectively.

Guarantee

For the years ended March 31, 2024 and 2023, Taizhou Suxuantang signed several financial guarantee agreements for its related parties. Details of the financial guarantee agreements, please refer to Note 18.

NOTE 20 – GUARANTEE

On April 12, 2021, Taizhou Suxuantang signed a financial guarantee agreement with Jiangsu Changjiang Commercial Bank for Taizhou Jiutian Pharmaceutical Co. Ltd. in borrowing of $387,796 (equivalent of RMB 2,800,000) for three-year period, which expires on April 11, 2024. Taizhou Suxuantang is obliged to pay on behalf of the related party the principal, interest, penalty and other expenses if Taizhou Jiutian Pharmaceutical Co. Ltd. defaults in payment. The Company did not charge financial guarantee fees over Taizhou Jiutian Pharmaceutical Co. Ltd.

On October 28, 2013, Taizhou Suxuantang signed a financial guarantee agreement with Fenlan Xu for JJianping Zhou in borrowing of $803,291 (equivalent of RMB 5,800,000) for an unlimited period. Taizhou Suxuantang is obliged to pay the amount if Jianping Zhou in default of the payment of principal and interests. Since Jianping Zhou deceased after yearend, Taizhou Suxuantang should bear all the risk for the repayment. However, subsequent to yearend, Taizhou Jiutian Pharmaceutical Co. Ltd. signed an agreement with Taizhou Suxuantang to take all the responsibility and obligation for repay the amount borrowed from Fenlan Xu on behalf of Jianping Zhou. This additional agreement releases Taizhou Suxuantang from future obligation in regard to the guarantee agreement. The Company did not charge financial guarantee fees over Jianping Zhou. Taizhou Jiutian Pharmaceutical Co. Ltd. is fully obliged to pay the principal, interests from January 1, 2021 to the actual date of repayment, including penalty and other expenses. As such, the Company expects no liabilities from the financial guarantee.

The Company has not made any payment under the above guarantee agreements for the years ended March 31, 2024 and 2023.

NOTE 21 – COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company is involved in various legal proceedings, claims and other disputes arising from commercial operations, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Company can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on our consolidated financial position or results of operations or liquidity. As of March 31, 2024 and 2023, and through the issuance date of these consolidated financial statements, the Company had no pending legal proceedings.

NOTE 22 – SUBSEQUENT EVENTS

Issuance of shares for convertible note principal and interest partial settlement

After March 31, 2024 up through the issuance date of these financial statements, the Company issued 874,788 ordinary shares with a fair value of $881,572 for principal and interest partial settlement of the Convertible Note 2022-2 (new).

Guarantee

On April 23, 2021, Taizhou Suxuantang signed a financial guarantee agreement with Jiangsu Changjiang Commercial Bank for Taizhou Jiutian Pharmaceutical Co. Ltd. in borrowing of $304,696 (equivalent of RMB 2,200,000) for three-year period, which expires on April 22, 2027. Taizhou Suxuantang is obliged to pay on behalf of the related party the principal, interest, penalty and other expenses if Taizhou Jiutian Pharmaceutical Co. Ltd. defaults in payment. The Company do not charge financial guarantee fees over Taizhou Jiutian Pharmaceutical Co. Ltd.

May 2024 Convertible Notes

On May 9, 2024, the Company entered into a securities purchase agreement with Streeterville Capital, LLC, pursuant to which the Company issued the investor an unsecured promissory note on May 9, 2024 in the original principal amount of $797,500, convertible into ordinary shares, $2 par value per share, of the Company for $750,000 in gross proceeds. The Company anticipates using the proceeds for general working capital purposes.

The Company evaluated all events and transactions that occurred after March 31, 2024 up through the date the Company issued these financial statements on August 13, 2024 and concluded that no other material subsequent events except for the disclosed above.