Form 20-F
period 2025-03-31
China SXT Pharmaceuticals, Inc.
filed 2025-07-31
CIK 1723980

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2025

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

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of March 31, 2025 was: ☐ ordinary shares, no par value each.

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

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

Unless the context indicates otherwise, all references to “China” and the “PRC” refer to the People’s Republic of China, all references to “Renminbi” or “RMB” are to the legal currency of the People’s Republic of China, all references to “U.S. dollars,” “dollars” and “$” are to the legal currency of the United States. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On March 31, 2025, the cash buying rate announced by the People’s Bank of China was RMB 7.2567 to $1.00.

On September 11, 2023, the Company’s board of directors approved an amended and restated memorandum and articles of association to (i) alter the par value of its ordinary shares from $0.08 per share to no par value each; and (ii) effectuate a one-for-twenty-five (1-for-25) reverse split for its ordinary shares (the “2023 Reverse Split”). The market effective date of 2023 Reverse Split was October 5, 2023, which was the first day when the Company’s ordinary shares begin trading on a split-adjusted basis. In addition, on February 25, 2025, the Company has further effectuated a one-for-eight (1:8) reverse split for its ordinary shares (the “2025 Reverse Split”). On September 29, 2023, the Company’s board of directors approved the elimination of par value for its ordinary shares, and thereafter, no par value is assigned to the ordinary shares. Accordingly, the reverse stock splits effected on October 5, 2023 and February 25, 2025 did not involve any change in par value for its ordinary shares. The 2023 Reverse Split and the 2025 Reverse Split did not change the number of the Company’s authorized preferred and ordinary shares, which remain as unlimited. As a result of the 2023 Reverse Split, the shareholders received one new ordinary share of the Company, no par value each, for every twenty-five (25) shares they hold, and as a result of the 2025 Reverse Split, the shareholders received one new ordinary share of the Company, no par value each, for every eight (8) shares they hold. No fractional ordinary shares were issued to any shareholders in connection with the reverse stock split. Each shareholder was entitled to receive one ordinary share in lieu of the fractional share that would have resulted from the reverse stock split. The share numbers in this annual report are all presented on a post-split basis unless otherwise noted.

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

Summary of Risk Factors

Risks Related to Our Business

Risks and uncertainties related to our business include, but are not limited to, the following:

●	We face risks related to natural disasters (whether or not caused by climate change), unusually adverse weather conditions, pandemic outbreaks, in particular, the current coronavirus pandemic, terrorist acts and global political events, all of which could result in adverse effects to our business and financial performance. See a more detailed discussion of this risk factor on page 5 of this annual report.

●	Our significant business lines have a limited operating history, which makes it difficult to evaluate our future prospects and results of operations. See a more detailed discussion of this risk factor on page 6 of this annual report.

●	Our dependence on a small number of customers could adversely affect our business or results of operations. See a more detailed discussion of this risk factor on page 7 of this annual report.

●	Our business requires a number of permits and licenses in order to carry on their business. See a more detailed discussion of this risk factor on page 9 of this annual report.

●	Any disruption in the supply chain of raw materials and our products could adversely impact our ability to produce and deliver products. See a more detailed discussion of this risk factor on page 8 of this annual report.

●	Price control regulations in the PRC may decrease our profitability. See a more detailed discussion of this risk factor on page 9 of this annual report.

Risks Related to Our Corporate Structure

We are also subject to risks and uncertainties related to our corporate structure, including, but are not limited to, the following:

●	We do not have direct ownership of our operating entities in China and rely on VIE Agreements with the VIE for our business operations, which may not be as effective in providing operational control or enabling us to derive benefits as through ownership of controlling equity interests. See a more detailed discussion of this risk factor on page 10 of this annual report.

●	Contractual arrangements in relation to our variable interest entity may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC variable interest entity owe additional taxes, which could negatively affect our results of operations and the value of your investment. See a more detailed discussion of this risk factor on page 11 of this annual report.

●	The approval of the China Securities Regulatory Commission and other compliance procedures may be required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval. As a result, both you and us face uncertainty about future actions by the PRC government that could significantly affect our financial performance and the enforceability of the VIE Agreements. See a more detailed discussion of this risk factor on page 12 of this annual report.

●	PRC laws and regulations governing our current business operations are sometimes vague and uncertain. See a more detailed discussion of this risk factor on page 13 of this annual report.

●	Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure and business operations. See a more detailed discussion of this risk factor on page 14 of this annual report.

●	We have not received or been denied any permission from the PRC authorities to list on U.S. stock exchanges. However, we face uncertainty about future actions by the PRC government that could significantly affect the operating company’s financial performance and the enforceability of the VIE Agreements. See a more detailed discussion of this risk factor on page 12 of this annual report.

●	Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations. See a more detailed discussion of this risk factor on page 14 of this annual report.

Risks Related to Doing Business in China

We face risks and uncertainties relating to doing business in the PRC in general, including, but not limited to, the following:

●	Joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offerings. See a more detailed discussion of this risk factor on page 18 of this annual report.

●	The PRC government has significant authority to intervene or influence the China operations of an offshore holding company, such as ours, at any time. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. If the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers and we were to be subject to such oversight and control, it may result in a material adverse change to our business operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the ordinary shares to significantly decline in value or become worthless. See a more detailed discussion of this risk factor on page 22 of this annual report.

●	The uncertainties with respect to the Chinese legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China with little advance notice could adversely affect us and limit the legal protections available to you and us. See a more detailed discussion of this risk factor on page 21 of this annual report.

●	We may have difficulty in enforcing any rights we may have under the VIE Agreements in PRC. See a more detailed discussion of this risk factor on page 22 of this annual report.

●	It may be difficult for overseas shareholders and/or regulators to conduct investigation or collect evidence within China. See a more detailed discussion of this risk factor on page 22 of this annual report.

●	We face exposure to foreign currency exchange rate fluctuations. See a more detailed discussion of this risk factor on page 23 of this annual report.

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

To date, we have relied almost exclusively on organically generated revenues and financing transactions to fund our operations. Our inability to obtain sufficient additional financing would have a material adverse effect on our ability to implement our business plan and, as a result, could require us to significantly curtail or potentially cease our operations. As of March 31, 2025, we had cash and cash equivalents and restricted cash of $18,129,432, total current assets of $21,296,491 and total current liabilities of $13,279,833. As of March 31, 2024, we had cash and cash equivalents and restricted cash of $12,077,187, total current assets of $14,233,359 and total current liabilities of $8,901,944. We will need to engage in capital-raising transactions in the near future. Such financing transactions may well cause substantial dilution to our shareholders and could involve the issuance of securities with rights senior to the outstanding shares. Our ability to complete additional financings is dependent on, among other things, the state of the capital markets at the time of any proposed offering, market reception of the Company and the likelihood of the success of its business model and offering terms. There is no assurance that we will be able to obtain any such additional capital through asset sales, equity or debt financing, or any combination thereof, on satisfactory terms or at all. Additionally, no assurance can be given that any such financing, if obtained, will be adequate to meet our capital needs and to support our operations. If we do not obtain adequate capital on a timely basis and on satisfactory terms, our revenues and operations and the value of our Ordinary Shares and Ordinary Share equivalents would be materially negatively impacted and we may cease our operations.

Although our operation began 20 years ago, our significant business lines have a limited operating history, which makes it difficult to evaluate our future prospects and results of operations.

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

We derive a substantial portion of our revenue from a relatively small number of customers. Suxuantang had one significant customer which accounted for 68.72% of our total revenue during the year ended March 31, 2025. Suxuantang had two significant customers which accounted for 45.65% and 16.92% of our total revenue during the year ended March 31, 2024, respectively. We expect that Suxuantang’s largest customers will continue to account for a substantial portion of its total net revenue for the foreseeable future. Suxuantang has long-standing relationships with many of its significant customers. However, because Suxuantang’s customers generally contract with a finite duration, Suxuantang may lose these customers if the contracts are not renewed or replaced. The loss or reduction of, or failure to renew or replace, any significant contracts with any of these customers could materially reduce Suxuantang’s revenue and cash flows. If Suxuantang does not replace them with other customers, the loss of business from any one of such customers could have a material adverse effect on our business or results of operations.

We are dependent on certain key personnel and loss of these key personnel could have a material adverse effect on our business, financial condition and results of operations.

Our success is, to a certain extent, attributable to the management, sales and marketing, and research and development expertise of key personnel. We are dependent upon the services of Mr. Zhou, our President, Co-Chief Executive Officer and Chairman of the Board, for the continued growth and operation of our Company, due to his industry experience, as well as his personal and business contacts in the PRC. We may not be able to retain Mr. Zhou for any given period of time. Although we have no reason to believe that Mr. Zhou will discontinue his services with us or Taizhou Suxuantang, the interruption or loss of his services would adversely affect our ability to effectively run our business and pursue our business strategy as well as our results of operations. There can be no assurance that we will be able to retain these officers after the terms of their employment expire. The loss of these officers could have a material adverse effect upon our business, financial condition, and results of operations. We do not carry key man life insurance for any of our key personnel, nor do we foresee purchasing such insurance to protect against the loss of key personnel.

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

Pursuant to Section 404 of the Sarbanes-Oxley Act, we will be required to file a report by our management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. The standards that must be met for management to assess the internal control over financial reporting as effective are evolving and complex, and require significant documentation, testing, and possible remediation to meet the detailed standards. We might not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404 of the Sarbanes-Oxley Act. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, we will need to expend significant resources and provide significant management oversight to Section 404 compliance on an ongoing basis. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in maintaining the adequacy of our internal control.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on September 30, 2025. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on January 1, 2026, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the NASDAQ Stock Market listing rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Compliance with these rules and regulations will nonetheless increase our legal, accounting, and financial compliance costs and investor relations and public relations costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results as well as proxy statements.

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

An aggregate of 116,027,758 Ordinary Shares are outstanding as of the date of July 23, 2025. If our existing shareholders sell, or indicate an intent to sell, substantial amounts of our Ordinary Shares in the public market, the market price of our Ordinary Shares could fall. Moreover, the perceived risk of this potential dilution could cause shareholders to attempt to sell their shares and investors to short our ordinary shares, thus depress the market price of our shares. A decline in the price of our Ordinary Shares might impede our ability to raise capital through the issuance of additional Ordinary Shares or other equity securities in the future at a time and price that we deem reasonable or appropriate.

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

Our auditor, Enrome LLP, is headquartered in Singapore, not mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination. Therefore, our auditor was not subject to the determinations announced by the PCAOB on December 16, 2021, and it is currently subject to the PCAOB inspections.

Under the PCAOB’s rules, a reassessment of a determination under the HFCA Act may result in the PCAOB reaffirming, modifying or vacating the determination. However, recent developments with respect to audits of China-based companies create uncertainty about the ability of Enrome LLP to fully cooperate with the PCAOB’s request for audit work papers without the approval of the Chinese authorities. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA ultimately result in a determination by a securities exchange to delist the Company’s securities.

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

As of the date of this annual report, we have developed and introduced a diverse range of products, which include 11 Advanced TCMPs that have been produced and marketed, 5 Fine TCMPs, 200 Regular TCMPs, and 200 raw medicinal materials. For the fiscal year ended March 31, 2025, Advanced TCMP accounted for 14.8% of the total revenue, whereas Regular TCMP contributed 82.9% of the total revenue, respectively. For the fiscal year ended March 31, 2024, Advanced TCMP accounted for 49.1% of the total revenue, whereas Regular TCMP contributed 49.0% of the total revenue, respectively. For the fiscal year ended March 31, 2023, Advanced TCMP accounted for 33.3% of the total revenue, whereas Fine TCMP and Regular TCMP contributed 5.8% and 35.4% of the total revenue, respectively. Our Advanced TCMP includes 11 products, which can be further divided into 7 Directly-Oral-TCMP products, and 4 After-Soaking-Oral-TCMP products. Directly-Oral-TCMP, as the name suggests, has the advantage of being taken orally. After-Soak-Oral TCMP comes as a small, porous, sealed bag that can be immersed in boiling water to make an infusion. Our major Directly-Oral-TCMP are SanQiFen, CuYanHuSuo, XiaTianWu and LuXueJing; our major After-Soaking-Oral-TCMP are ChenXiang, SuMu, ChaoSuanZaoRen, and JiangXiang. For each principal product’s indications and year of commercialization, see “-Our Products.”

Taizhou Suxuantang, the VIE entity, was founded in 2005. Our revenues decreased from $1,928,497 in fiscal year ended March 31, 2024 to $1,740,907 in fiscal year ended March 31, 2025, representing a decrease of 10%. Our net loss decreased from $3,098,532 in fiscal year ended March 31, 2024 to $2,297,600 in fiscal year ended March 31, 2025, representing a decrease of 26% of net loss during this period. Our revenues decreased from $1,971,679 in fiscal year ended March 31, 2023 to $1,928,497 in fiscal year ended March 31, 2024, representing a decrease of 2%. Our net loss decreased from $5,934,772 in fiscal year ended March 31, 2023 to $3,098,532 in fiscal year ended March 31, 2024, representing a significant decrease of 48% of net loss during this period.

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

Our major customers are hospitals, especially TCM hospitals, primarily in the Jiangsu province in China. Another substantial part of our sales is made to pharmaceutical distributors, which then sell our products to hospitals and other healthcare distributors. As of March 31, 2025, our end-customer base includes 57 pharmaceutical companies, 14 chain pharmacies and 16 hospitals in 5 provinces and municipalities in China including Jiangsu, Anhui, Jiangxi, Guangdong and Hubei.

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

During the fiscal years ended March 31, 2025, 2024, and 2023cash transfers and transfers of other assets between our Company, SXT HK, WFOE, and the VIE were as follows:

For the Year Ended March 31, 2025
No.	Transfer From	Transfer To	Approximate Value ($)	Note
1	The Company	SXT HK	580,000
2	SXT HK	WFOE	579,992
3	SXT HK	VIE	33,682
4	WFOE	VIE	458,016

For the Year Ended March 31, 2024
No.	Transfer From	Transfer To	Approximate Value ($)	Note
1	SXT HK	WFOE	490,785
2	WFOE	VIE	648,587

For the Year Ended March 31, 2023
No.	Transfer From	Transfer To	Approximate Value ($)	Note
1	SXT HK	WFOE	3,469,975
2	The Company	VIE	2,204,727
3	WFOE	VIE	452,323

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

Our Products

We currently sell two types of TCMP products: Advanced TCMP and Regular TCMP for the year ended March 31, 2025, while for the year ended March 31, 2024 , we sold three types of TCMP products: Advanced TCMP, Fine TCMP and Regular TCMP and raw medicinal materials.

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

Fine TCMP

We have 5 Fine TCMP products for drug stores and hospitals. Our Fine TCMP products are manufactured manually from only high-quality authentic ingredients derived from their region of origin. During the year ended March 31, 2024, we decided to discontinue cooperation with major clients in the sales of Fine TCMP, and not to develop or sell Fine TCMP products in future.

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

Our major customers are hospitals, especially TCM hospitals primarily in the Jiangsu provinces in China and pharmaceutical wholesalers. The wholesalers distribute our products to hospitals and other healthcare distributors such as Jiuzhoutong Pharmaceutical Co. Ltd. As of March 31, 2025, our end-customer base includes 57 pharmaceutical companies, 14 chain pharmacies and 16 hospitals in 5 provinces and municipalities in China including Jiangsu, Anhui, Jiangxi, Guangdong and Hubei.

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

Under the administration and regulation of the NMPA, a new TCMP product is subject to GMP requirements to comply with corresponding standards of Chinese Pharmacopeia (Version 2020) Parts I and Part IV before it can be sold commercially without clinic trai’ls and any additional approval from the NMPA. As of the date of this annual report, we have developed 7 Directly-Oral-TCMP and 10 After-Soaking-Oral-TCMP products which are commercially marketed all of those to pharmaceutical distributors/hospitals.

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

Our manufacturing facility previously held a GMP Certificate, which was valid from August 5, 2019, to August 4, 2024. Following a change in government policy, regulatory authorities no longer issue new GMP Certificates and instead provide an inspection satisfactory notice upon verification of compliance. In April 2024, we underwent a GMP compliance inspection by the relevant government authority. As of the date of this annual report, we have received the inspection satisfactory notice and have not been notified of any revocation or suspension of this notice. Beside regular TCMP, fine TCMP, and Directly-oral TCMP, the high-Energy Electron Beam Sterilization Method utilized currently for our advanced TCMP products, and classification of After-Soaking-Oral TCMP had been also certified in the scope of production processing.

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

Strong Research and Development Capability

We believe that our research and development capabilities allow us to create innovative TCMP that fulfill our customers’ needs. Although all of our TCMP products are generic TCMP drugs and, these products are innovative in terms of their conventional administration. Our advance TCMPs come in the form of powders or sachets, which make oral administration easier for our customers. This improvement is significant because otherwise TCMP have to be prepared through decoction before use, which has proven to be both inconvenient and overly complex for customers. Our research and development team has demonstrated its success in use of the sophisticated research strategies and modern technologies to develop TCMP products with innovative features that lend us an edge over our major competitors. We have established a strong research and development team of 13 dedicated researchers as of March 31, 2025.  Our R&D Team has successfully developed multiple modernized TCMPs, many of which have already been directly commercialized with our Pharmaceutical Manufacturing Permit, the Pharmaceutical GMP requirements and standards, and China Pharmacopoeia without the need for additional approvals or registrations by the regulatory authorities.

Experienced and accomplished leadership team with a proven track record.

We have an experienced management team. Almost all of our members, except our Co-CEO Mr. Feng Zhou, whose expertise is procurement, possess more than 10 years of pharmaceutical and related industry experience. We believe that our leadership team is well positioned to lead us through clinical development, regulatory approval and commercialization of our product candidates. Collectively, our management team has extensive experience in the research and development, manufacture, commercialization, and in-licensing and acquisition of companies in China’s TCM industry. Experienced in managing fast-growing enterprises, our entrepreneurial management team takes the initiative to adapt our business strategies to market, industry and therapeutic trends. Our management team has successfully established a deep product pipeline, and built an integrated research and development, production, and sales and marketing infrastructure. Our success in existing product development and branding reflects the significant experience that members of our management team have in their respective fields of expertise and their in-depth knowledge of the regulatory framework in China.

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

Employees

As of March 31, 2025, we had a total of 75 full-time employees and no part-time employee. The following table sets forth the breakdown of our employees as of March 31, 2025 by function:

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

We have one product not listed on national Medicare Insurance Catalogue, which are Directly-Oral products LuXueJing (which is listed on Medicare Insurance Catalogue of Jiangsu and Guangzhou provinces). The revenue attributable to LuXueJing were $481,431 (RMB 3,298,573), $900,701 (RMB 6,455,411), and $259,184 (RMB 1,870,351) for the years ended March 31, 2023, 2024 and 2025, respectively.

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

Our past operating results are not an accurate indication of the lines of business we are principally engaged in currently. Thus, you should consider our future prospects in light of the risks and uncertainties experienced by early-stage companies in evolving markets rather than typical companies of our age. Some of these risks and uncertainties relate to our ability to:

●	attract additional customers and increased spending per customer;

●	increase awareness of our brand and develop customer loyalty;

●	respond to competitive market conditions;

●	respond to changes in our regulatory environment;

●	manage risks associated with intellectual property rights;

●	maintain effective control of our costs and expenses;

●	raise sufficient capital to sustain and expand our business;

●	attract, retain and motivate qualified personnel; and

●	upgrade our technology to support additional research and development of new products.

Results of Operations for the Year Ended March 31, 2025 Compared to the Year Ended March 31, 2024

	For the Years Ended March 31,		Change
	2025	2024	Amount	%
Revenues	$1,740,907	$1,928,497	$(187,590)	(10)
Cost of revenues	(1,373,480)	(1,374,526)	1,046	(0)
Gross profit	367,427	553,971	(186,544)	(34)

Selling and marketing expenses	(289,859)	(433,566)	143,707	(33)
General and administrative expenses	(2,758,047)	(2,635,622)	(122,425)	5
Total operating expenses	(3,047,906)	(3,069,188)	21,282	(1)

Loss from operations	(2,680,479)	(2,515,217)	(165,262)	7

Interest expense, net	(648,221)	(544,279)	(103,942)	19
Other (expenses) income, net	25,048	(39,036)	64,084	(164)
Total other expenses, net	(623,173)	(583,315)	(39,858)	7

Loss before income taxes expense	(3,303,652)	(3,098,532)	(205,120)	7
Income tax expenses	-	-	-	-
Net Loss	$(3,303,652)	$(3,098,532)	$(205,120)	7

Revenues

We generated revenues primarily from manufacture and sales of the following products: three types of TCMP products, consisting of Advanced TCMP, Fine TCMP and Regular TCMP, and raw medicinal materials and others. As compared with the year ended March 31, 2024, our total revenues decreased by $187,590, or 10%, for the year ended March 31, 2025.

The following table sets forth the breakdown of revenues by revenue source for each period presented:

	For the Years Ended March 31,		Change
	2025	2024	Amount	%
Advanced TCMP	$258,416	946,015	$(687,599)	(73)
Regular TCMP	1,442,466	945,000	497,466	53
Others	40,025	37,482	2,543	7
Total revenues	$1,740,907	$1,928,497	$(187,590)	(10)

Advanced TCMP

Advanced TCMP is comprised of seven Directly-Oral-TCMP products and four After-Soaking-Oral-TCMP products. Both Directly Oral TCMP and After-soaking-oral TCMP are new types of Advanced TCMP.

Revenue from Advanced TCMP accounted for 15% and 49% of the revenue recognized during the years ended March 31, 2025 and 2024, respectively. As compared with the year ended March 31, 2024, our revenue from Advanced TCMP decreased by $687,599, or 73%, for the year ended March 31, 2025. The decrease was primarily the decreased market demand for our Regular TCMP.

Regular TCMP

We currently manufacture 200 Regular TCMP products listed on China Pharmacopoeia (version 2020) Parts I and IV for hospitals and drug stores in treatment of various diseases or serving as dietary supplements.

Revenue from Regular TCMP accounted for 83% and 49% of the revenue recognized during the years ended March 31, 2025 and 2024, respectively. Revenue from Regular TCMP products increased by $497,466, or 53%, to $1,442,466 for the year ended March 31, 2025 from $945,000 for the year ended March 31, 2024. The increase in revenue from Regular TCMP products is due to the increased market demand for our Regular TCMP during the year ended March 31, 2025.

Others

For the years ended March 31, 2025 and 2024, we also generated revenue of $40,025 and $37,482, which represented 2% and 2% of our total revenue, respectively. or 7% For the year ended March 31, 2025, the Company generated of $38,264 from sales of a new health beverage product launched in 2024. For the year ended March 31, 2024, the Company generated of $24,166 from sales of raw medicinal materials.

Cost of Revenues

Cost of revenues primarily includes cost of materials, direct labors, overhead, and other related incidental expenses that are directly attributable to the Company’s principal operations. Total cost of revenue slightly decreased by $1,046, to $1,373,480 for the year ended March 31, 2025 from $1,374,526 for the year ended March 31, 2024.

Gross Profit

Gross profit decreased by $186,544, or 34%, to $ 367,427 for the year ended March 31, 2025 from $553,971 for the year ended March 31, 2024. Gross margin was 21.1% for the year ended March 31, 2025, compared to 28.7% for the year ended March 31, 2024. The decrease in our gross margin is mainly due to the following reasons: (i) the sales in our Advanced TCMP products decreased significantly for the year ended March 31, 2025 compared to the year ended March 31, 2024, and Advanced TCMP products have relatively high margin; (ii) the sales of Regular TCMP products, which have low margin, accounted for higher portion of our total revenue for the year ended March 31, 2025 compared to the year ended March 31, 2024.

Selling and Marketing Expenses

Selling and marketing expenses primarily consisted of sales staff payroll and welfare expenses, travelling expenses, market development and advertising fees, distribution and promotion expenses. The selling and marketing expenses increased from $433,566 for the year ended March 31, 2024 to $289,859 for the year ended March 31, 2025, representing an decrease of $143,707, or 33%. The decrease in selling and marketing expenses was mainly due to the decrease market development and advertising fee from $327,208 for the year ended March 31, 2024 to $108,822 for the year ended March 31, 2025.

General and Administrative Expenses

General and administrative expenses primarily consisted of staff payroll and welfare expenses, research and development expenses, professional fees, entertainment expenses, travelling expenses, depreciation and amortization expenses for administrative purposes, office supply expenses, credit loss provision and impairment expenses. General and administrative expenses of $2,758,047 for the year ended March 31, 2025 mainly consisted of payroll expenses of $273,580, professional fees of $643,053, credit loss for accounts receivable of $361,623 and impairment loss for long-term deposit of $1,006,052. General and administrative expenses of $2,635,622 for the year ended March 31, 2024 mainly consisted of payroll expenses of $828,341, professional fees of $617,365, credit loss for accounts receivable of $283,234, and impairment expense for property, plant and equipment of $422,924.

For the year ended March 31, 2025, general and administrative expenses increased $122,425, or 5%, compared to the year ended March 31, 2024. The increase in our general and administrative expenses is mainly due to the following reasons: (i) credit loss for accounts receivable increased during the year ended March 31, 2025 compared to the year ended March 31, 2024; (ii) impairment loss for long-term deposit of $1,006,052 recorded during the year ended March 31, 2025.

Other Income (Expenses), Net

Interest expenses, net for the year ended March 31, 2024 mainly consisted of accretion of finance cost and interest expense related to the Convertible Note we issued on December 19, 2022, December 13, 2023, March 27, 2024, May 9, 2024 and October 10, March 2024, and interest expenses from our borrowings from banks and various individuals. For the year ended March 31, 2025, we recorded amortization of issuance cost and debt discount of $520,787 and interest expenses of $106,238 for the Convertible Notes. For the year ended March 31, 2025, we recorded interest expenses of $21,688 for the other borrowings from banks and individuals.

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

Other expenses for the year ended March 31, 2025 mainly consisted of other non-operating income of $193,639 and other non-operating expenses of $166,628. Other expenses for the year ended March 31, 2024 mainly consisted of other non-operating income of $53,853 and other non-operating expenses of $109,740.

Income Tax Expenses

Income tax expenses represented current and deferred income tax expenses derived from income before taxes generated by Suxuantang, the variable interest entity of the Company. Current income tax expenses for the years ended March 31, 2025 and 2024 were Nil and Nil, respectively. Deferred income tax expenses for the years ended March 31, 2025 and 2024 were Nil and Nil, respectively.

Net Loss

As a result of the foregoing, net loss for the year ended March 31, 2025 was $3,303,652, representing an increase of $205,120, or 7%, from net loss of $3,098,532, for the year ended March 31, 2024. The increase in net loss was mainly due to the increase in general and administrative expenses.

Results of Operations for the Year Ended March 31, 2024 Compared to the Year Ended March 31, 2023

	For the Years Ended March 31,		Change
	2024	2023	Amount	%
Revenues	$1,928,497	$1,971,679	$(43,182)	(2)
Cost of revenues	(1,374,526)	(1,545,408)	170,882	(11)
Gross profit	553,971	426,271	127,700	30

Selling and marketing expenses	(433,566)	(387,452)	(46,114)	12
General and administrative expenses	(2,635,622)	(5,646,328)	3,010,706	(53)
Total operating expenses	(3,069,188)	(6,033,780)	2,964,592	(49)

Loss from operations	(2,515,217)	(5,607,509)	3,092,292	(55)

Interest expense, net	(544,279)	(476,776)	(67,503)	14
Other income (expenses), net	(39,036)	149,513	(188,549)	(126)
Total other expenses, net	(583,315)	(327,263)	(256,052)	78

Loss before income taxes expense	(3,098,532)	(5,934,772)	2,836,240	(48)
Income tax expenses	-	-	-	-
Net Loss	$(3,098,532)	$(5,934,772)	$2,836,240	(48)

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

Selling and Marketing Expenses

Selling and marketing expenses primarily consisted of sales staff payroll and welfare expenses, travelling expenses, market development and advertising fees, distribution and promotion expenses. The selling and marketing expenses increased from $387,452 for the year ended March 31, 2023 to $433,566 for the year ended March 31, 2024, representing an increase of $46,114, or 11%. The increase in selling and marketing expenses was mainly due to the increase market development and advertising fee from $227,850 for the year ended March 31, 2023 to $327,208 for the year ended March 31, 2024.

General and Administrative Expenses

General and administrative expenses primarily consisted of staff payroll and welfare expenses, research and development expenses, professional fees, entertainment expenses, travelling expenses, depreciation and amortization expenses for administrative purposes, office supply expenses, credit loss provision and impairment expenses. General and administrative expenses of $2,635,622 for the year ended March 31, 2024 mainly consisted of payroll expenses of $828,341, professional fees of $617,365, credit loss for accounts receivable of $283,234, and impairment expense for property, plant and equipment of $401,995. General and administrative expenses of $5,646,328 for the year ended March 31, 2023 mainly consisted of payroll expenses of $$1,151,466, credit loss for accounts receivable of $820,352, credit loss for other receivable and other current assets of $474,342, credit loss for loan receivable and accrued interest of $1,581,000, and impairment expense for construction in progress of $349,390.

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

Total assets and liabilities presented on the Company’s consolidated balance sheets, along with the revenue, expenses, and net income shown on the consolidated statement of operations and comprehensive income, as well as the cash flows from operating, investing and financing activities presented on the consolidated statement of cash flows, all substantially present the financial position, operation and cash flow of the VIE. As of March 31, 2025, our VIE accounted for an aggregate of 90% and 91% of our total assets and total liabilities, respectively. As of March 31, 2024, our VIE accounted for an aggregate of 98% and 75% of our total assets and total liabilities, respectively. As of March 31, 2025 and 2024, $17,897,875 and $$11,589,400 of cash and cash equivalents were denominated in RMB, respectively.

The following is a selected consolidating schedule depicting the financial position as of March 31, 2025 and 2024, cash flows and results of operations for the years ended March 31, 2025 and 2024 for our Company, our subsidiaries, the VIE and corresponding eliminating adjustments.

Selected Consolidation Schedule of Balance Sheet

As of March 31, 2025

	Parent and Hong Kong	WFOE	VIE	Elimination and Reclassification	Consolidated
Cash, cash equivalents and restricted cash	$231,557	$1,058	$17,896,817	$-	$18,129,432
Intercompany receivables	2,393,545	4,050,080	-	(6,443,625)	-
Total Current Assets	4,375,580	4,339,427	19,025,109	(6,443,625)	21,296,491
Investment in Subsidiaries	9,010,734	-	-	(9,010,734)	-
Total Non-current Assets	9,010,734	-	367,017	(9,010,734)	367,017
Intercompany payables	-	-	6,443,625	(6,443,625)	-
Total Liabilities	410,433	178,589	12,078,349	(6,443,625)	6,223,746
Total Shareholders’ Equity	12,975,881	4,160,838	7,313,777	(9,010,734)	15,439,762

Selected Consolidation Schedule of Operations and Comprehensive Loss

For the year ended March 31, 2025

	Parent and Hong Kong	WFOE	VIE	Elimination and Reclassification	Consolidated
Revenues	$-	$38,264	$1,702,643	$-	$1,740,907
Cost of revenues	-	(19,044)	(1,354,436)	-	(1,373,480)
Gross profit	-	19,220	348,207	-	367,427
Total operating expenses	(579,713)	(3,745)	(2,464,448)	-	(3,047,906)
Loss from operations	(579,713)	(3,745)	(2,097,021)	-	(2,680,479)
Net (loss) income	(1,209,263)	130,378	(2,224,767)	-	(3,303,652)
Total Comprehensive Loss	(1,209,263)	130,378	(2,274,494)	-	(3,353,379)

Selected Consolidation Schedule of Cash Flows

For the year ended March 31, 2025

	Parent and Hong Kong	WFOE	VIE	Elimination and Reclassification	Consolidated
Net cash used in operating activities	$(436,238)	$(299,847)	$(1,609,248)	$-	$(2,345,333)
Net cash provided by investing activities	-	-	63,516	-	63,516
Net cash provided by financing activities	7,949,554	297,851	151,748	-	8,399,153

Selected Consolidation Schedule of Balance Sheet

As of March 31, 2024

	Parent and Hong Kong	WFOE	VIE	Elimination and Reclassification	Consolidated
Cash, cash equivalents and restricted cash	$487,787	$3,058	$11,586,342	$-	$12,077,187
Intercompany receivables	2,359,863	3,592,064	-	(5,951,927)	-
Total Current Assets	2,859,319	3,627,210	13,698,757	(5,951,927)	14,233,359
Investment in Subsidiaries	8,430,742	-	-	(8,430,742)	-
Total Non-current Assets	8,430,742	-	8,893,698	(8,430,742)	8,893,698
Intercompany payables	-	-	5,951,927	(5,951,927)	-
Total Liabilities	2,117,612	178,589	12,852,337	(5,951,927)	9,196,611
Total Shareholders’ Equity	9,172,449	3,448,621	9,740,118	(8,430,742)	13,930,446

Selected Consolidation Schedule of Operations and Comprehensive Loss

For the year ended March 31, 2024

	Parent and Hong Kong	WFOE	VIE	Elimination and Reclassification	Consolidated
Revenues	$-	$13,150	$1,915,347	$-	$1,928,497
Cost of revenues	-	(9,167)	(1,365,359)	-	(1,374,526)
Gross profit	-	3,983	549,988	-	553,971
Total operating expenses	(621,878)	(29,977)	(2,417,333)	-	(3,069,188)
Loss from operations	(621,878)	(25,994)	(1,867,345)	-	(2,515,217)
Net loss	(1,147,536)	(108,498)	(1,842,498)	-	(3,098,532)
Total Comprehensive Loss	(1,147,536)	(108,498)	(2,670,722)	-	(3,926,756)

Selected Consolidation Schedule of Cash Flows

For the year ended March 31, 2024

	Parent and Hong Kong	WFOE	VIE	Elimination and Reclassification	Consolidated
Net cash (used in) provided by operating activities	$(738,154)	$53,990	$(1,243,891)	$-	$(1,928,053)
Net cash provided by investing activities	-	-	26,423	-	26,423
Net cash provided by (used in) financing activities	577,422	(220,917)	(2,980,933)	-	(2,624,428)

As of the date of this annual report, we have financed our operations primarily through shareholder capital contributions, and mainly cash used on operating activities. This has resulted in a cash and cash equivalents and restricted cash balance of $18,129,432 as of March 31, 2025, as compared to $12,077,187 as of March 31, 2024. We primarily hold our excess unrestricted cash in short-term interest-bearing bank accounts at financial institutions. As of March 31, 2025 and 2024, we had a balance of $7,267,770 and $1,047,550 due to related parties, respectively, which we expect to repay using our cash and cash equivalents.

	For the years ended March 31,
	2025	2024	2023
Net cash used in operating activities	$(2,345,333)	$(1,928,053)	(80,757)
Net cash provided by (used in) investing activities	63,516	26,423	(12,303)
Net cash provided by (used in) financing activities	8,399,153	(2,624,428)	2,941,602
Effect of exchange rate changes on cash and cash equivalents	(65,091)	(765,233)	(1,049,683)
Net increase (decrease) in cash, cash equivalents and restricted cash	6,052,245	(5,291,291)	1,798,859
Cash, cash equivalents and restricted cash at beginning of the year	12,077,187	17,368,478	15,569,619
Cash, cash equivalents and restricted cash at end of the year	$18,099,019	$12,077,187	17,368,478

Cash Flow in Operating Activities

For the year ended March 31, 2025, net cash used in operating activities was $2,345,333, as compared to net cash used in operating activities of $1,928,053 for the year ended March 31, 2024, representing an increase in cash outflow of $417,280. The increase in cash outflow in operating activities primarily resulted from the change of the following accounts:

a)	A net loss for the year ended March 31, 2025 of $3,303,652, compared with a net loss of $3,098,532 for the year ended March 31, 2024. Excluding the adjustments of non-cash items, net loss for the year ended March 31, 2025 and 2024 were $1,373,598 and $1,546,494, respectively. This represents a decrease in cash outflow of $172,896 for the year ended March 31, 2025, compared with the year ended March 31, 2024.

b)	Change in inventory was $0.01 million net cash outflow for the year ended March 31, 2024. For the year ended March 31, 2024, the change in inventory was $0.22 million net cash outflow, which led to a $0.21 million decrease in net cash outflow from operating activities.

c)	Change in advance to suppliers was $0.30 million net cash outflow for the year ended March 31, 2025. For the year ended March 31, 2024, the change in advance to suppliers was $0.03 million net cash inflow, which led to a $0.33 million increase in net cash outflow from operating activities.

d)	Change in other receivables and other current assets was $0.22 million net cash outflow for the year ended March 31, 2025. For the year ended March 31, 2024, the change in other receivables and other current assets was $0.14 million net cash inflow, which led to a $0.36 million increase in net cash outflow from operating activities.

e)	Change in refund liabilities was $0.16 million net cash outflow for the year ended March 31, 2025. For the year ended March 31, 2024, the change in refund liabilities was $0.11 million net cash inflow, which led to a $0.27 million increase in net cash outflow from operating activities.

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

Cash Flow in Investing Activities

We had net cash provided by investing activities of $63,516 for the year ended March 31, 2025, which primarily consisted of cash received from disposal of property, plant and equipment of $65,539, offset by cash paid for purchase of property, plant and equipment of $2,023.

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

Cash Flow in Financing Activities

For the year ended March 31, 2025, the net cash provided by financing activities was $8,399,153, which was primarily attributable to net proceeds from due to related parties of $5,839,277, net proceeds from the issuance of convertible notes of $1,460,000 (gross proceeds of $1,595,000 and debt issuance cost of $135,000), net proceeds from shares purchase agreements of $2,759,991 (gross proceeds of $2,840,000 and issuance cost of $80,009) and proceeds from borrowing from banks and individuals of $258,003, offset by repayment of borrowing of $78,118 and repayment of convertible notes of $1,840,000.

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

Related Parties and Material Related Party Transactions

Please refer to “Item 7.B. Related Party Transactions” and Note 19 of our Consolidated Financial Statements included in this Form 20-F for details of related parties and material related party transactions.

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

Name	Age	Position(s)
Feng Zhou	34	Co-Chief Executive Officer and Director
Simon Lim Sze Beng	49	Co- Chief Executive Officer
Xiaodong Pan	48	Chief Financial Officer
Jun Zheng	49	Director
Tong Liu	47	Independent Director
Xiaodong Ji	56	Independent Director
Yong Lip Chee	37	Independent Director

The following is a brief biography of each of our executive officers and directors:

Executive Officers:

Mr. Feng Zhou has been our CEO and director since July 4, 2017 and was changed to Co-CEO on January 20, 2025. He was the CEO of Taizhou Suxuantang, the VIE Entity from May 2017 to February, 2018. From January 2015 to May 2017, he was the vice manager of Taizhou Suxuantang. As vice manager of Taizhou Suxuantang, he was responsible for procurement and formulating a cost effective strategy for purchasing goods and services. Mr. Zhou graduated from Logistical Engineering University of PLA and majored in Business Administration. We believe that Mr. Zhou should serve as a member of our board of directors due to the perspective and experience he brings as our founder, Chairman, and CEO, and as our largest and controlling shareholder.

 Mr. Simon Lim Sze Beng  was appointed as our Co-CEO on January 20, 2025. Mr. Simon Lim Sze Beng is an experienced professional in the healthcare sector. Since 2019, he has served as a manager of Reform Medical Marketing Co., Limited, where he serves clients in medical, and healthcare sectors and promotes their products and services. From 2017 to 2019, he was the senior operations director at Axcel Digital, where he conducts multichannel promotion for healthcare sector clients. He earned a bachelor’s degree in arts from Universiti Malaya in Malaysia in 2001.

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

Mr. Yong Lip Chee was appointed as our independent director on January 20, 2025 to fill in the vacancies result from Mr. Songfan He’s resignation as our then independent director. Mr. Yong Lip Chee has a background in sales and client relations within the healthcare sector. Since 2021, Mr. Yong has been an independent sales consultant, advising healthcare companies on market penetration strategies and distributor partnerships. From 2017 to 2021, he served as a sales supervisor at Winner Medical Hong Kong, where he promotes medical consumables products to hospitals and private healthcare medical professionals and related users. He earned a bachelor’s degree in business administration from University Malaya in Malaysia in 2013.

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

The table below provides certain information regarding the diversity of our board of directors as of March 31, 2025.

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

Under Rule 5606(f)(2) and Rule 5606(f)(6) of the Nasdaq Listing Rules, we are required to have, or disclose why we do not have, at least one “diverse” (as such term is defined in Rule 5606(f)(2)(B) of the Nasdaq Listing Rules) director by December 31, 2023. As of July 31, 2025, we did not have at least one diverse director because we have not yet identified a suitable candidate. We will continue our search for a suitable candidate in order to increase the diversity of our board.

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

6.B. Compensation

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the year ended March 31, 2025 earned by or paid to our directors and senior management.

Name and Principal Position	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total ($)
Feng Zhou, Co-CEO and Director	50,000	-	-	-	-	-	-	50,000

Simon Lim Sze Beng, Co-CEO(1)

Xiaodong Pan, CFO (2)	50,000	-	-	-	-	-	-	50,000

Junsong Li, Former Independent Director (3)	-	-	-	-	-	-	-	-

Jun Zheng, Director	-	-	-	-	-	-	-	-

Tong Liu, Independent Director (4)	-	-	-	-	-	-	-	-

Xiaodong Ji, Independent Director	-	-	-	-	-	-	-	-

Songfan He, Independent Director (5)	-	-	-	-	-	-	-	-

Yong Lip Chee, Independent Director (6)

(1)	Simon Lim Sze Beng assumed his position of Co-CEO of the Company on January 20, 2025

(2)	Xiaodong Pan assumed his position of CFO of the Company on January 31, 2022.

(3)	Junsong Li resigned from his position of director of the Company on May 9, 2022

(4)	Tong Liu assumed his position of director of the Company on May 10, 2022

(5)	Songfan He assumed his position of director of the Company on May 10, 2022 and resigned from his position of director of the Company on January 20, 2025

(6)	Yong Lip Chee assumed his position of director of the Company on January 20, 2025

Agreements with Named Executive Officers

On December 30, 2017, we entered into an employment agreement with our CEO, Mr. Feng Zhou, pursuant to which he receive an annual base salary of $50,000 Under this employment agreement, Mr. Zhou is employed as our CEO for a term of five years, which automatically renews for additional one year term unless previously terminated on three months written notice by either party. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or grossly negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. In such case, the executive officer will not be entitled to receive payment of any severance benefits or other amounts by reason of the termination, and the executive officer’s right to all other benefits will terminate, except as required by any applicable law. We may also terminate an executive officer’s employment without cause upon one-month advance written notice. In such case of termination by us, we are required to provide compensation to the executive officer, including severance pay equal to 12 months of base salary. The executive officer may terminate the employment at any time with a one-month advance written notice if there is any significant change in the executive officer’s duties and responsibilities or a material reduction in the executive officer’s annual salary. In such case, the executive officer will be entitled to receive compensation equivalent to 12 months of the executive officer’s base salary. In connection with the appointment of Mr. Simon Lim Sze Beng as our Co-CEO, on January 20, 2025, the title of Mr. Zhou was changed from the CEO and Director to the Co-CEO and Director of the Company.

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

On January 20, 2025 we entered into an employment agreement with our Co-CEO, Mr. Simon Lim Sze Beng, pursuant to which he receive an annual base salary of $50,000 Under this employment agreement, Mr. Beng is employed as our Co-CEO for a term of five years, which automatically renews for additional one year term unless previously terminated on three months written notice by either party. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or grossly negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. In such case, the executive officer will not be entitled to receive payment of any severance benefits or other amounts by reason of the termination, and the executive officer’s right to all other benefits will terminate, except as required by any applicable law. We may also terminate an executive officer’s employment without cause upon one-month advance written notice. In such case of termination by us, we are required to provide compensation to the executive officer, including severance pay equal to 12 months of base salary. The executive officer may terminate the employment at any time with a one-month advance written notice if there is any significant change in the executive officer’s duties and responsibilities or a material reduction in the executive officer’s annual salary. In such case, the executive officer will be entitled to receive compensation equivalent to 12 months of the executive officer’s base salary.

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

Audit Committee

Mr. Yong Lip Chee, Mr. Tong Liu and Mr. Xiaodong Ji are members of our Audit Committee, where Mr. Yong Lip Chee, serves as the chairman. All members of our Audit Committee satisfy the independence standards promulgated by the SEC and by NASDAQ as such standards apply specifically to members of audit committees.

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

It is determined that Mr. Yong Lip Chee possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC.

Compensation Committee

Mr. Tong Liu, Mr. Yong Lip Chee, and Mr. Xiaodong Ji are members of our Compensation Committee and Mr. Tong Liu is the chairman. All members of our Compensation Committee are qualified as independent under the current definition promulgated by NASDAQ. We adopted a charter for the Compensation Committee prior to consummation of our initial public offering. In accordance with the Compensation Committee’s Charter, the Compensation Committee shall be responsible for overseeing and making recommendations to the Board regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices.

Nominating and Governance Committee

Mr. Xiaodong Ji, Mr. Tong Liu, and Mr. Yong Lip Chee are the members of our Nominating and Governance Committee where Mr. Xiaodong Ji serves as the chairman. All members of our Nominating and Governance Committee are qualified as independent under the current definition promulgated by NASDAQ. The Board of Directors adopted and approved a charter for the Nominating and Governance Committee prior to consummation of our initial public offering. In accordance with the Nominating and Governance Committee’s Charter, the Nominating and Corporate Governance Committee shall be responsible to identity and propose new potential director nominees to the Board of Directors for consideration and review our corporate governance policies.

Code of Conduct and Ethics

We adopted a code of conduct and ethics applicable to our directors, officers and employees in accordance with applicable federal securities laws and NASDAQ rules.

6.D. Employees

See the section entitled “Employees” in Item 4 above.

6.E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our equity shares as of July 23, 2025 by each director and our senior management executives. There were 116,027,758 Ordinary Shares issued and outstanding as of July 23, 2025. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to equity shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned.

Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at 178 Taidong Rd North, Taizhou, Jiangsu, China.

Ordinary Shares Beneficially Owned As of July 23, 2025
	Number	Percent
Directors and Executive Officers:
Feng Zhou(1)	532	-%
Xiaodong Pan	-	-
Jun Zheng	-	-
Tong Liu	-	-
Xiaodong Ji	-	-
Yong Lip Chee	-	-
All directors and executive officers as a group (6 persons)	532	-%
5% shareholder:
-	-	-

Total share outstanding	532	-%

(1)	Feng Zhou is the 100% owner of Feng Zhou Management Limited and therefore shall be deemed as the beneficial owner of shares held by such entity. As of the date of this annual report, Mr. Feng Zhou is entitled to an aggregate of 17,282 with shared voting power, includes (i) 532 Ordinary Shares solely held by Mr. Feng Zhou through his wholly owned entity Feng Zhou Management Limited; (ii) 8,621 Ordinary Shares that are subject to the voting agreement entered into between Feng Zhou and Rising Sun Capital Ltd., a limited liability company organized under the laws of Australia, which is wholly-owned by Wei Shi. Rising Sun Capital Ltd.’s principal business address is Suite 118, 252 Russel Street, Melbourne, Vic, 3000, dated February 22, 2023, pursuant to which, Rising Sun Capital Ltd. irrevocably grants a power of attorney to, and entrusts Mr. Zhou for the maximum period of time permitted by law, with all of the Investor ’s voting rights as a shareholder of the Company, including without limitation, in connection with the election of directors and approval of all corporate transactions which requires the approval of the Company’s shareholders. Therefore, Mr. Feng Zhou is deemed to have the voting power and investment discretion over the shares held by Rising Sun Capital Ltd. (iii) 8,129 Ordinary Shares that are subject to the voting agreement entered into between Feng Zhou, Haoxia and Zhijun Xiao, whose principal business address is No.41 Team Huangjiu, Liangxu Town, Jiangyan District, Taizhou City, Jiangsu Province, China, dated September 22, 2022, pursuant to which Mr. Zhijun Xiao irrevocably grants a power of attorney to, and entrust Mr. Zhou and Mr. Xia, respectively, for the maximum period of time permitted by law, with all of Mr. Zhijun Xiao’s voting rights as a shareholder of the Company, including without limitation, in connection with the election of directors and approval of all corporate transactions which requires the approval of the Company’s shareholders. Therefore, Mr. Feng Zhou is deemed to have the voting power and investment discretion over the shares held by Mr. Zhijun Xiao.

On May 10, 2022, the Company’s board of directors approved an amended and restated memorandum and articles of association to effectuate a one-for-twenty (1-for-20) reverse split for its ordinary shares (the “2022 Reverse Split”). The amended and restated memorandum and articles of association became effective on May 19, 2022. The market effective date of 2022 Reverse Split was May 19, 2022, which was the first day when the Company’s ordinary shares begin trading on a split-adjusted basis. The 2022 Reverse Split did not change the number of the Company’s authorized preferred and ordinary shares, which remain as unlimited. As a result of the 2022 Reverse Split, the shareholders received one new ordinary share of the Company, par value $0.08 each, for every twenty (20) shares they hold. No fractional ordinary shares were issued to any shareholders in connection with the reverse stock split. Each shareholder was entitled to receive one ordinary share in lieu of the fractional share that would have resulted from the reverse stock split. The share numbers in this annual report are all presented on a post-split basis unless otherwise noted. Holders of ordinary shares are entitled to one vote per share.

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

On May 9, 2024, the Company entered into a securities purchase agreement (the “May 2024 Purchase Agreement”) with Streeterville Capital, LLC, a Utah limited liability company (the “Investor”), pursuant to which the Company issued the Investor an unsecured promissory note on May 9, 2024 in the original principal amount of $797,500.00 (the “May 2024 Note”), convertible into ordinary shares, $0.08 par value per share, of the Company (the “Ordinary Shares”), for $750,000.00 in gross proceeds. Ordinary Shares are issuable upon conversion of the May 2024 Note which are currently held by Streeterville. The shares issuable upon conversion of the May 2024 Note may be offered for sale from time to time by Streeterville. The Company will not receive proceeds from the sale of the underlying Ordinary Shares.

On January 21, 2025, the Company entered into a securities purchase agreement to sell 14,200,000 ordinary shares at $0.20 per share in a PIPE offering (the “January 2025 PIPE”). Investors received warrants (the “January 2025 PIPE Warrants”) for 200% of their purchased shares. Separately, lenders who had provided a $1.84 million one-month loan on January 15, 2025, surrendered their repayment rights in exchange for PIPE shares through a January 21, 2025 surrender agreement. This transaction effectively converted the debt into equity as part of the January 2025 PIPE financing arrangement. On March 13, 2025, the Company entered into a warrant exchange agreement with holders of 28,400,000 January 2025 PIPE Warrants issued on January 21, 2025. These January 2025 PIPE Warrants, adjusted for a reverse stock split and reset, were exercisable for 1.52 ordinary shares each (totaling 43,134,871 shares at $0.66 per share). Under the agreement, the holders surrendered all 28,400,000 January 2025 PIPE Warrants for cancellation, and in exchange, the Company issued 11,225,000 ordinary shares to them. In addition, on February 25, 2025, the Company has further effectuated a one-for-eight (1:8) reverse split for its ordinary shares (the “2025 Reverse Split”). On September 29, 2023, the Company’s board of directors approved the elimination of par value for its ordinary shares, and thereafter, no par value is assigned to the ordinary shares. Accordingly, the reverse stock splits effected on October 5, 2023 and February 25, 2025 did not involve any change in par value for its ordinary shares, and as a result of the 2025 Reverse Split, the shareholders received one new ordinary share of the Company, no par value each, for every eight (8) shares they hold.

On May 5, 2025, the Company entered into a securities purchase agreement with an investor, pursuant to which the Company agreed to sell and issue 200,000 Ordinary Shares, with no par value, of the Company for $100,000 in gross proceeds.

On May 16, 2025, the Company entered into a securities purchase agreement with several investors, pursuant to which the Company agreed to sell and issue (i) 10,000,000 Ordinary Shares, with no par value, of the Company; and (ii) Ordinary Share purchase warrants to purchase up to 100,000,000 Ordinary Shares (the “May 2025 Warrants”); and (iii) up to 100,000,000 Ordinary Shares issuable upon exercise of the Warrants (the “Underlying Shares”). Each Ordinary Share is being sold together with two associated Warrants, each to purchase one Ordinary Share at a combined offering price of $0.51 per Ordinary Share and associated Warrants. From May 30 to June 2, 2025, certain investors (the “Investors”) have exercised their Warrants under the alternate cashless exercise provision. According to which, the Investors may exercise the Warrants in exchange for 0.9 times the number of Ordinary Shares they would receive upon a standard cash exercise. Accordingly, the Company has cancelled the Warrants that were exercisable into 100,000,000 ordinary shares, and issued a total of 90,000,000 Underlying Shares to such Investors. As of July 23, 2025, the Company’s total issued and outstanding number of shares were 116,027,758 Ordinary Shares.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

Equity Incentive Plans

2025 Equity Incentive Plan

On March 21, 2025, the board of directors adopted an equity incentive plan for our employees, directors and consultants (the “2025 Plan”). Under the 2025 Plan, there are 2,064,490 Ordinary Shares available for issuance. As of the date of this annual report, we have issued 2,064,490 Ordinary Shares available under such plan. A copy of the incentive plan was filed as Exhibit 4.6 to this annual report.

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

2022 Equity Incentive Plan

On March 15, 2022, the board of directors adopted an equity incentive plan for our employees, directors and consultants (the “2022 Plan”). Under the 2022 Plan, there are 6,094,180 Ordinary Shares (12,188 shares retrospectively restated for effect of reverse stock split on May 19, 2022 and October 5, 2023) available for issuance. As of the date of this annual report, we have issued all the Ordinary Shares available under such plan. A copy of the incentive plan was filed as Exhibit 4.8 to this annual report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

See Item 6.E., “Share Ownership,” for a description of our major shareholders.

7.B. Related Party Transactions

Nature of relationships with related parties

Name of related parties	Relationship with the Company

Feng Zhou	Major shareholder of the Company, Chief Executive Officer
Jun Zheng	Director of the Company
Xiaodong Ji	Independent Director of the Company
Jiangsu Health Pharmaceutical Investment Co., Ltd.	An entity controlled by Jianping Zhou
Taizhou Su Xuan Tang Chinese Medicine Clinic	An entity controlled by Jianping Zhou
Taizhou Su Xuan Tang Chinese hospital Co., Ltd.	An entity controlled by Jianping Zhou
Jiangsu Sutaitang Online Commercial Co., Ltd.	An entity controlled by Xiaodong Ji

Related party balances

The amounts due from related parties as of March 31, 2025 and 2024 were as follows:

	As of March 31,
	2025	2024

Jiangsu Sutaitang Online Commercial Co., Ltd.	$370,862	$-
Taizhou Su Xuan Tang Chinese hospital Co., Ltd.	41,561	-
Taizhou Su Xuan Tang Chinese Medicine Clinic	5,140	-
Total due from related parties	$417,563	$-

The amounts due to related parties as of March 31, 2025 and 2024 were as follows:

	As of March 31,
	2025	2024

Jiangsu Health Pharmaceutical Investment Co., Ltd.	$-	$1,047,550
Total due to related parties	$-	$1,047,550

Material Transactions with Related Parties

1) Revenues generated from related parties

The company sells several TCMP products to related companies based on terms and conditions mutually agreed between the relevant parties. These related party transactions were conducted in the ordinary course of business of the Company.

	For the years ended March 31,
	2025	2024	2023

Taizhou Su Xuan Tang Chinese Hospital Co. Ltd.	1,621	25,528	17,478
Taizhou Su Xuan Tang Chinese Medicine Clinic	1,091	2,232	11,533
Taizhou Jiutian Pharmaceutical Co. Ltd.	1,589	-	4,610
Total revenue generated from related parties	$4,301	$27,760	$33,621

2) Other related party transactions

For the years ended March 31, 2025, 2024 and 2023, the Company made advances to related parties of $Nil, $2,205,254 and $628,911, respectively. For the years ended March 31, 2025, 2024 and 2023, the Company made repayments to related parties of $Nil, $1,727,418 and $2,197,555, respectively.

For the years ended March 31, 2025, 2024 and 2023, non-cash settlement between balances of accounts receivable from related parties and due to related parties were $Nil, $1,235,290 and $1,263,993, respectively. For the years ended March 31, 2025, 2024 and 2023, non-cash settlement between balances of due from related parties and due to related parties were $8,993,443, $6,080,971 and $4,051,569, respectively. For the year ended March 31, 2025, non-cash settlement between balances of long-term deposit and due to related parties was $7,267,770.

For the year ended March 31, 2024, the Company borrowed $90,024 from Jun Zheng, which has no fixed term and bear interest of 6%.

On January 1, 2018, the Company entered into a lease agreement with Jiangsu Health Pharmaceutical Investment Co., Ltd. to obtain the right of use for office and warehouse of 3,627 square meters for 10 years for free. The Company recorded right-of-use assets and lease expenses based on the fair value for the lease. For the years ended March 31, 2025, 2024 and 2023, the Company record operating lease expenses were $69,343, $69,819, and $73,034, respectively.

Guarantee

On April 12, 2021, Taizhou Suxuantang signed a financial guarantee agreement with Jiangsu Changjiang Commercial Bank for Taizhou Jiutian Pharmaceutical Co. Ltd. in borrowing of $387,796 (equivalent of RMB 2,800,000) for three-year period, which expires on April 11, 2024. On April 23, 2024, Taizhou Suxuantang signed a financial guarantee agreement with Jiangsu Changjiang Commercial Bank for Taizhou Jiutian Pharmaceutical Co. Ltd. in borrowing of $303,168 (equivalent of RMB 2,200,000) for three-year period, which expires on April 22, 2027. Taizhou Suxuantang is obliged to pay on behalf of the related party the principal, interest, penalty and other expenses if Taizhou Jiutian Pharmaceutical Co. Ltd. defaults in payment. The Company did not charge financial guarantee fees over Taizhou Jiutian Pharmaceutical Co. Ltd.

On October 28, 2013, Taizhou Suxuantang signed a financial guarantee agreement with Fenlan Xu for JJianping Zhou in borrowing of $799,261 (equivalent of RMB 5,800,000) for an unlimited period. Taizhou Suxuantang is obliged to pay the amount if Jianping Zhou in default of the payment of principal and interests. Since Jianping Zhou deceased after yearend, Taizhou Suxuantang should bear all the risk for the repayment. However, subsequent to yearend, Taizhou Jiutian Pharmaceutical Co. Ltd. signed an agreement with Taizhou Suxuantang to take all the responsibility and obligation for repay the amount borrowed from Fenlan Xu on behalf of Jianping Zhou. This additional agreement releases Taizhou Suxuantang from future obligation in regard to the guarantee agreement. The Company did not charge financial guarantee fees over Jianping Zhou. Taizhou Jiutian Pharmaceutical Co. Ltd. is fully obliged to pay the principal, interests from January 1, 2021 to the actual date of repayment, including penalty and other expenses. As such, the Company expects no liabilities from the financial guarantee.

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

On September 11, 2023, the Company’s board of directors approved an amended and restated memorandum and articles of association to effectuate a one-for-twenty-five (1-for-25) reverse split for its ordinary shares. The amended and restated memorandum and articles of association became effective on September 29, 2023. The market effective date of 2023 Reverse Split was October 5, 2023, which was the first day when the Company’s ordinary shares begin trading on a split-adjusted basis. The 2023 Reverse Split did not change the number of the Company’s authorized preferred and ordinary shares, which remain as unlimited. As a result of the 2023 Reverse Split, the shareholders received one new ordinary share of the Company, no par value each, for every twenty-five (25) shares they hold. No fractional ordinary shares were issued to any shareholders in connection with the reverse stock split. Each shareholder was entitled to receive one ordinary share in lieu of the fractional share that would have resulted from the reverse stock split. The share numbers in this annual report are all presented on a post-split basis unless otherwise noted. Holders of Ordinary Shares are entitled to one vote per share. In addition, on February 25, 2025, the Company has further effectuated a one-for-eight (1:8) reverse split for its ordinary shares (the “2025 Reverse Split”). On September 29, 2023, the Company’s board of directors approved the elimination of par value for its ordinary shares, and thereafter, no par value is assigned to the ordinary shares. Accordingly, the reverse stock splits effected on October 5, 2023 and February 25, 2025 did not involve any change in par value for its ordinary shares, and as a result of the 2025 Reverse Split, the shareholders received one new ordinary share of the Company, no par value each, for every eight (8) shares they hold.

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

The Securities Purchase Agreement with certain investors (January 2025)

On January 21, 2025, the Company entered into a securities purchase agreement (the “January 2025 Securities Purchase Agreement”) to sell 14,200,000 ordinary shares at $0.20 per share in a PIPE offering (the “January 2025 PIPE”). Investors received warrants (the “January 2025 PIPE Warrants”) for 200% of their purchased shares. Separately, lenders who had provided a $1.84 million one-month loan on January 15, 2025, surrendered their repayment rights in exchange for PIPE shares through a January 21, 2025 surrender agreement. This transaction effectively converted the debt into equity as part of the January 2025 PIPE financing arrangement. On March 13, 2025, the Company entered into a warrant exchange agreement (the “2025 Warrant Exchange Agreement”) with holders of 28,400,000 January 2025 PIPE Warrants issued on January 21, 2025. These January 2025 PIPE Warrants, adjusted for a reverse stock split and reset, were exercisable for 1.52 ordinary shares each (totaling 43,134,871 shares at $0.66 per share). Under the agreement, the holders surrendered all 28,400,000 January 2025 PIPE Warrants for cancellation, and in exchange, the Company issued 11,225,000 ordinary shares to them.

The form of the January 2025 Securities Purchase Agreement, the form of the January 2025 PIPE Warrants, the relevant surrender letter and loan agreement are filed as Exhibits 99.1, 99.2, 99.3 and 99.4 to the Current Report on Form 6-K filed with the Commission on January 27, 2025, and such documents are incorporated herein by reference. Furthermore, the form of the 2025 Warrant Exchange Agreement is filed as Exhibit 99.1 to the Current Report on Form 6-K filed with the Commission on March 19, 2025.

The foregoing is only a brief description of the material terms of the January 2025 Securities Purchase Agreement, January 2025 PIPE Warrants and the 2025 Warrant Exchange Agreement, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits.

The Securities Purchase Agreement with an investor (May 2025)

On May 5, 2024, China SXT Pharmaceuticals, Inc., a British Virgin Islands company (the “Company”) entered into a securities purchase agreement (the “May 2025 Purchase Agreement”) with an investor, pursuant to which the Company agreed to sell and issue 200,000 Ordinary Shares (the “Ordinary Shares”), with no par value, of the Company, for $100,000.00 in gross proceeds.

On May 12, 2025, the transaction contemplated by the May 2025 Purchase Agreement was closed as all the closing conditions of as set forth therein have been satisfied

As of the date of this annual report, the Ordinary Shares to be issued in the offering were issued on May 12, 2025pursuant to a prospectus supplement dated as of May 5, 2025, which was filed with the SEC, in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-282776), which became effective on November 4, 2024, and the base prospectus dated as of October 22, 2024 contained in such registration statement.

The foregoing is only a brief description of the material terms of the May 2025 Securities Purchase Agreement, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits.

The Securities Purchase Agreement with several investors (May 2025)

On May 16, 2024, China SXT Pharmaceuticals, Inc., a British Virgin Islands company (the “Company”) entered into a securities purchase agreement (the “Second May 2025 Purchase Agreement”) with an investor, pursuant to which the Company agreed to sell and issue (i) 10,000,000 Ordinary Shares (the “Ordinary Shares”), with no par value, of the Company; and (ii) Ordinary Share purchase warrants to purchase up to 100,000,000 Ordinary Shares (the “Warrants”); and (iii) up to 100,000,000 Ordinary Shares issuable upon exercise of the Warrants (the “Underlying Shares”). Each Ordinary Share is being sold together with two associated Warrants, each to purchase one Ordinary Share at a combined offering price of $0.51 per Ordinary Share and associated Warrants.

From May 30 to June 2, 2025, certain investors (the “Investors”) have exercised their Warrants under the alternate cashless exercise provision. According to which, the Investors may exercise the Warrants in exchange for 0.9 times the number of Ordinary Shares they would receive upon a standard cash exercise. Accordingly, the Company has cancelled the Warrants that were exercisable into 100,000,000 ordinary shares, and issued a total of 90,000,000 Underlying Shares to such Investors. As of June 10, 2025, the Company’s total issued and outstanding number of shares were 116,027,758 Ordinary Shares.

As of the date of this annual report, the Ordinary Shares and the Underlying Shares pursuant to the Warrants to be issued in the offering were issued pursuant to a prospectus supplement dated as of May 16, 2025, which was filed with the SEC, in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-282776), which became effective on November 4, 2024, and the base prospectus dated as of October 22, 2024 contained in such registration statement.

The foregoing is only a brief description of the material terms of the Second May 2025 Securities Purchase Agreement, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits.

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

As of March 31, 2025, 2024 and 2023, substantially all of our cash included bank deposits in accounts maintained within the PRC where there is currently no rule or regulation in place for obligatory insurance to cover bank deposits in the event of bank failure. However, we have not experienced any losses in such accounts and we believe we are not exposed to any significant risks on our cash in bank accounts.

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

Based upon that evaluation, our management has concluded that, as of March 31, 2025, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

(b) Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of March 31, 2025.  The assessment was based on criteria established in the framework Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of March 31, 2024, our internal control over financial reporting was not effective due to the existence of the following significant deficiencies and material weaknesses:

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

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Yong Lip Chee, Mr. Tong Liu and Mr. Xiaodong Ji are members of our Audit Committee, where Mr. Yong Lip Chee, serves as the chairman. All proposed members of our Audit Committee satisfy the independence standards promulgated by the SEC and by NASDAQ as such standards apply specifically to members of audit committees. It is determined that Mr. Yong Lip Chee, possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC.

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

	Year Ended March 31, 2025	Year Ended March 31, 2024	Year Ended March 31, 2024
Audit fees(1)	$130,000	$151,000	$151,000
Audit related fees(2)	15,000	30,000	35,037
Tax fees(3)	-	-	-
All other fees(4)	-	-	-
TOTAL	$145,000	$181,000	$186,037

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit related fees” means the aggregate fees billed for each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (1).

(3)	“Tax Fees” represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.

(4)	“All Other Fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

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

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

ITEM 19. EXHIBITS

Exhibit		Incorporated by Reference			Filed
Number	Description of Documents	Form	Exhibit No.	Filing Date	Herewith
1.1	Memorandum and Articles of Association	F-1/A	3.1	April 20, 2018

1.2	Amended and Restated Memorandum and Articles of Association, effective on March 30, 2020	20-F	1.2	July 31, 2020

1.3	Amended and Restated Memorandum and Articles of Association, effective on February 21, 2021	20-F	1.3	August 13, 2021

1.4	Amended and Restated Memorandum and Articles of Association, effective on May 17, 2022	20-F	1.4	July 18, 2022

1.5	Amended and Restated Memorandum and Articles of Association, effective on September 29, 2023	20-F	1.5	August 15, 2024

2.1	Settlement Agreement with FT Global, dated January 18, 2021	6-K	4.1	January 28, 2021

2.2	Description of Registered Securities	20-F	2.2	July 31, 2023

4.1	Exclusive Business Cooperation Agreement, dated October 13, 2017, between WFOE and Suxuantang	F-1	10.6	December 4, 2017

4.2	Share Pledge Agreement dated October 13, 2017, between WFOE, Di Zhou, Ziquan Zhou, Feng Zhou and Suxuantang	F-1	10.8	December 4, 2017

4.3	Exclusive Option Agreement dated October 13, 2017, between WFOE, Di Zhou, Ziquan Zhou, Feng Zhou and Suxuantang	F-1	10.7	December 4, 2017

4.4	Form of Power of Attorney dated October 13, 2017, between WFOE, Di Zhou, Ziquan Zhou, Feng Zhou and Suxuantang	F-1	10.9	December 4, 2017

4.5	Form of Warrant Issued in Connection with the Settlement Agreement with FT Global	6-K	4.2	January 28, 2021

4.6	2025 Equity Incentive Plan	S-8	4.2	March 28, 2025

4.7	2024 Equity Incentive Plan	S-8	4.2	January 11, 2024

4.8	2022 Equity Incentive Plan	S-8	4.2	March 15, 2022

4.9	Underwriting Agreement, dated January 18, 2022, by and between China SXT Pharmaceuticals, Inc. and Aegis Capital Corp.	6-K	1.1	January 21, 2022

4.10	Form of Warrant Agent Agreement, dated January 18, 2022, by and between China SXT Pharmaceuticals, Inc. and TranShare Corporation.	6-K	4.1	January 21, 2022

4.11	Employment Agreement dated January 31, 2022, by and between China SXT Pharmaceuticals, Inc. and Mr. Xiaodong Pan.	6-K	10.1	January 31, 2022

4.12	Form of Securities Purchase Agreement, dated March 14, 2022, by and between China SXT Pharmaceuticals, Inc. and Streeterville Capital, LLC.	6-K	10.1	March 16, 2022

4.13	Form of Convertible Promissory Note, dated March 16, 2022, issued in connection with the Securities Purchase Agreement with Streeterville Capital, LLC.	6-K	10.2	March 16, 2022

4.14	Employment Agreement dated January 31, 2022, by and between the Company and Mr. Xiaodong Pan	6-K	10.1	January 31, 2022

4.15	Form of Securities Purchase Agreement, dated September 22, 2022, by and between China SXT Pharmaceuticals, Inc. and Zhijun Xiao.	6-K	10.1	September 27, 2022

4.16	Form of Securities Purchase Agreement, dated December 19, 2022, by and between China SXT Pharmaceuticals, Inc. and Streeterville Capital, LLC.	6-K	10.1	December 23, 2022

4.17	Form of Convertible Promissory Note, issued in connection with the Securities Purchase Agreement with Streeterville Capital, LLC dated December 19, 2022.	6-K	10.2	December 23, 2022

4.18	Form of Securities Purchase Agreement, dated February 22, 2023, by and between China SXT Pharmaceuticals, Inc. and Rising Sun Capital Ltd.	6-K	10.1	February 28, 2023

4.19	Form of Securities Purchase Agreement, dated March 7, 2023, by and between China SXT Pharmaceuticals, Inc. and Streeterville Capital, LLC.	6-K	10.1	March 23, 2023

4.20	Form of Convertible Promissory Note, dated March 7, 2023, issued in connection with the Securities Purchase Agreement with Streeterville Capital, LLC.	6-K	10.2	March 23, 2023

4.21	Form of Securities Purchase Agreement, dated December 13, 2023, by and between China SXT Pharmaceuticals, Inc. and Streeterville Capital, LLC.	6-K	10.3	May 14, 2024

4.22	Form of Convertible Promissory Note, dated December 13, 2023, issued in connection with the Securities Purchase Agreement with Streeterville Capital, LLC.	6-K	10.6	May 14, 2024

4.23	Form of Securities Purchase Agreement, dated March 27, 2024, by and between China SXT Pharmaceuticals, Inc. and Streeterville Capital, LLC.	6-K	10.2	May 14, 2024

4.24	Form of Convertible Promissory Note, dated March 27, 2024, issued in connection with the Securities Purchase Agreement with Streeterville Capital, LLC.	6-K	10.5	May 14, 2024

4.25	Form of Securities Purchase Agreement, dated May 9, 2024, by and between China SXT Pharmaceuticals, Inc. and Streeterville Capital, LLC.	6-K	10.1	May 14, 2024

4.26	Form of Convertible Promissory Note, dated May 9, 2024, issued in connection with the Securities Purchase Agreement with Streeterville Capital, LLC.	6-K	10.4	May 14, 2024

8.1	List of Subsidiaries and Consolidated Variable Interest Entities	F-1	21.1	December 4, 2017

11	Code of Business Conduct and Ethics	20-F	11	August 15, 2024

12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X

12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X

13.1	CEO and CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X

97	Policy relating to recovery of erroneously awarded compensation, as required by applicable listing standards adopted pursuant to 17 CFR 240.10D-1	20-F	97	August 15, 2024

101.INS	Inline XBRL Instance Document				X

101.SCH	Inline XBRL Taxonomy Extension Schema Document				X

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document				X

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document				X

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document				X

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document				X

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on this Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China SXT Pharmaceuticals, Inc.

/s/ Feng Zhou
Name:	Feng Zhou
Title:	Co-Chief Executive Officer

Date: July 31, 2025

CHINA SXT PHARMACEUTICALS, INC.

CONSOLIDATED FINANCIAL STATEMENTS

CHINA SXT PHARMACEUTICALS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

China SXT Pharmaceuticals, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of China SXT Pharmaceuticals, Inc. and its subsidiaries (the “Company”) as of March 31, 2025, the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the year ended March 31, 2025 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025, and the results of its operations and its cash flows for the year ended March 31, 2025, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Our audits included performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provided a reasonable basis for our opinion.

Critical Audit Matter

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Enrome LLP

We have served as the Company’s auditor since 2024

Singapore

July 31, 2025

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

Denver, Colorado

August 13, 2024

CHINA SXT PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS, EXCEPT SHARES DATA)

	As of March 31,
	2025	2024
ASSETS
Current Assets
Cash and cash equivalents	$18,099,019	$12,070,345
Restricted cash	30,413	6,842
Accounts receivable, net	1,301,335	1,314,781
Inventories, net	828,053	794,855
Advance to suppliers	301,050	14,902
Due from related parties	417,563	-
Other receivables and other current assets, net	319,058	31,634
Total Current Assets	21,296,491	14,233,359
Non-current Assets
Property, plant and equipment, net	178,561	328,845
Intangible assets, net	11,808	19,101
Long-term deposit	-	8,309,904
Right-of-use assets – operating leases – related party	176,648	235,848
Total Non-current Assets	367,017	8,893,698
TOTAL ASSETS	$21,663,508	$23,127,057

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term borrowings	$702,184	$493,054
Long-term borrowings – current	8,781	21,329
Short-term convertible notes	-	1,780,095
Accounts payable	1,158,298	1,279,516
Refund liabilities	53,885	213,571
Contract liabilities	58,627	187,665
Amounts due to related parties	-	1,047,550
Accrued expenses and other liabilities	2,937,652	2,768,413
Tax payable	1,031,407	1,052,441
Operating lease liabilities – current – related party	61,229	58,310
Total Current Liabilities	6,012,063	8,901,944
Non-current Liabilities
Long-term borrowings	96,264	117,129
Operating lease liabilities – non-current – related party	115,419	177,538
Total Non-current Liabilities	211,683	294,667
TOTAL LIABILITIES	6,223,746	9,196,611

COMMITMENTS AND CONTINGENCIES	-	-

SHAREHOLDERS’ EQUITY
Ordinary shares, unlimited shares authorized, no par value, 13,763,268 shares issued and outstanding as of March 31, 2025 (277,276 shares issued and outstanding as of March 31, 2024)*	44,530,601	39,667,906
Accumulated deficits	(28,015,317)	(24,711,665)
Accumulated other comprehensive loss	(1,075,522)	(1,025,795)
Total Shareholders’ Equity	15,439,762	13,930,446
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$21,663,508	$23,127,057

*	Retrospectively restated for effect of reverse stock splits on October 5, 2023 and February 25, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

CHINA SXT PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(IN U.S. DOLLARS, EXCEPT SHARES DATA)

	For the years ended March 31,
	2025	2024	2023

Revenues	$1,740,907	$1,928,497	$1,971,679
Revenues generated from third parties	1,736,606	1,900,737	1,938,058
Revenue generated from related parties	4,301	27,760	33,621
Cost of revenues	(1,373,480)	(1,374,526)	(1,545,408)
Gross profit	367,427	553,971	426,271

Operating expenses:
Selling and marketing	(289,859)	(433,566)	(387,452)
General and administrative	(2,758,047)	(2,635,622)	(5,646,328)
Total operating expenses	(3,047,906)	(3,069,188)	(6,033,780)

Operating loss	(2,680,479)	(2,515,217)	(5,607,509)

Other income (expenses):
Interest expenses, net	(648,221)	(544,279)	(476,776)
Other income (expenses), net	25,048	(39,036)	149,513
Total other expenses, net	(623,173)	(583,315)	(327,263)

Loss before income taxes	(3,303,652)	(3,098,532)	(5,934,772)
Income tax expenses	-	-	-

Net loss	(3,303,652)	(3,098,532)	(5,934,772)

Other comprehensive loss:
Foreign currency translation loss	(49,727)	(828,224)	(1,153,713)
Comprehensive loss	(3,353,379)	(3,926,756)	(7,088,485)

Loss per ordinary share
Basic and diluted	$(2.321)	$(28.577)	$(177.837)
Weighted average number of ordinary shares outstanding
Basic and diluted*	1,423,301	108,428	33,372

*	Retrospectively restated for effect of reverse stock splits on February 22, 2021, May 19, 2022 and October 5, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

CHINA SXT PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED MARCH 31, 2025, 2024 AND 2023

(IN U.S. DOLLARS, EXCEPT SHARES DATA)

	Shares*	Amount	Additional paid-in capital	Accumulated deficits	Accumulated other comprehensive income (loss)	Total equity
Balance as of April 1, 2022	10,157	$162,468	$30,642,840	$(15,678,361)	$956,142	$16,083,089

Net loss	-	-	-	(5,934,772)	-	(5,934,772)
Shares issued as employee incentives	1,524	24,377	530,194	-	-	554,571
Shares issued under share purchase agreements	16,750	267,995	2,926,832	-	-	3,194,827
Shares subscribed	-	-	(1,000,000)	-	-	(1,000,000)
Share issuance due to reverse-split round up	56	-	-	-	-	-
Issuance of shares for convertible note principal and interest partial settlement	28,684	458,945	2,488,348	-	-	2,947,293
Foreign currency translation loss	-	-	-	-	(1,153,713)	(1,153,713)
Balance as of March 31, 2023	57,171	$913,785	$35,588,214	$(21,613,133)	$(197,571)	$14,691,295

Net loss	-	-	-	(3,098,532)	-	(3,098,532)
Share issuance due to reverse-split round up	5,196	-	-	-	-	-
Shares issued as employee incentives	23,165	370,632	(18,532)	-	-	352,100
Issuance of shares for convertible notes	191,744	3,067,873	(254,066)	-	-	2,813,807
Elimination of par value	-	35,315,616	(35,315,616)	-	-	-
Foreign currency translations	-	-	-	-	(828,224)	(828,224)
Balance as of March 31, 2024	277,276	$39,667,906	$-	$(24,711,665)	$(1,025,795)	$13,930,446

Net loss	-	-	-	(3,303,652)	-	(3,303,652)
Issuance of shares for convertible notes	445,770	2,102,704	-	-	-	2,102,704
Shares issued under shares purchase agreements	13,000,000	2,759,991	-	-	-	2,759,991
Share issuance due to reverse-split round up	40,222	-	-	-	-
Foreign currency translations	-	-	-	-	(49,727)	(49,727)
Balance as of March 31, 2025	13,763,268	$44,530,601	$-	$(28,015,317)	$(1,075,522)	$15,439,762

*	Retrospectively restated for effect of reverse stock splits on May 19, 2022, October 5, 2023 and February 25, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

CHINA SXT PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

	For the years ended March 31,
	2025	2024	2023
Cash Flows from Operating Activities:
Net loss from operations	$(3,303,652)	$(3,098,532)	$(5,934,772)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization expenses	82,297	203,247	250,162
Expected credit loss	263,972	283,234	2,875,694
Allowance for long-term deposit	1,006,052	-	-
Inventory impairment provision	(22,863)	(72,057)	-
Loss from disposal of property, plant and equipment	10,466	-	-
Property, plant and equipment impairment	-	401,995	-
Construction in progress impairment	-	20,929	349,390
Convertible notes - Accretion of financing cost	520,787	292,771	335,654
Share-based compensation	-	352,100	554,571
Non-cash operating lease expense	69,343	69,819	73,034

Changes in operating assets and liabilities:
Accounts receivable	(257,085)	(321,422)	912,947
Note receivable	-	-	32,854
Inventory	(14,530)	(219,646)	408,951
Advance to suppliers	(287,824)	29,356	138
Other receivables and other current assets	(223,477)	143,175	50,313
Accounts payable	(114,081)	(29,254)	9,700
Refund liability	(159,502)	107,883	(1,380)
Contract liabilities	(128,813)	30,441	94,339
Tax payable	(15,842)	1,562	27,055
Operating lease liability – related party lease	(69,343)	(69,819)	(73,034)
Accrued expenses and other current liabilities	298,762	(53,835)	(46,373)
Net cash used in operating activities	(2,345,333)	(1,928,053)	(80,757)

Cash Flows from Investing Activities:
Purchase of property, plant and equipment	(2,023)	(7,063)	(70,684)
Cash received from disposal of property, plant and equipment	65,539	-	-
Collection of deposit - Huangshan Panjie	-	33,486	58,381
Net cash provided by (used in) investing activities	63,516	26,423	(12,303)

Cash Flows from Financing Activities:
Proceeds from borrowings	258,003	433,927	309,417
Repayment of borrowings	(78,118)	(78,654)	(26,106)
Repayment from (Advances to) related parties	5,839,277	(2,205,254)	(628,911)
Repayment to related parties	-	(1,727,418)	(2,197,555)
Proceeds from convertible note	1,595,000	1,063,333	3,721,667
Repayment of convertible notes	(1,840,000)	-	-
Payment of convertible note issuance cost	(135,000)	(110,362)	(431,737)
Net proceeds from shares purchase agreements	2,759,991	-	2,194,827
Net cash provided by (used in) financing activities	8,399,153	(2,624,428)	2,941,602
Effect of exchange rate changes on cash and cash equivalents	(65,091)	(765,233)	(1,049,683)
Net increase (decrease) in cash, cash equivalents and restricted cash	6,052,245	(5,291,291)	1,798,859
Cash, cash equivalents and restricted cash at the beginning of the year	12,077,187	17,368,478	15,569,619
Cash, cash equivalents and restricted cash at the end of the year	$18,129,432	$12,077,187	$17,368,478

Supplemental disclosures of cash flows information:
Cash paid for interest expense	$21,239	$24,533	$13,047
Non-cash transactions:
Issuance of shares for convertible note principal and interest partial settlement	$2,102,704	$2,813,807	$2,947,293
Non-cash settlement between balances of accounts receivable and due to related parties	$-	$1,235,290	$1,263,993
Non-cash settlement between balances of due from related parties and due to related parties	$8,993,443	$6,080,971	$4,051,569
Non-cash settlement between balances of long-term deposit and due to related parties	7,267,770	-	-
Equity portion opening adjustment for adoption of ASU 2020-06	$-	$-	$(341,619)
Right-of-use assets obtained in exchange for new operating lease liabilities	$-	$-	$361,935
Disposal of property, plant and equipment	$76,005	$-	$-

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

The following diagram illustrates our corporate structure, including our subsidiary and consolidated variable interest entity as of the date of the financial statements:

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

VIE Agreements with Taizhou Suxuantang (continued)

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

Translation of amounts from the local currencies of the Company into US$ has been made at the following exchange rates for the respective periods:

	March 31, 2025	March 31, 2024	March 31, 2023

Balance sheet items, except for equity accounts	7.2567	7.2203	6.8676
Items in the statements of operations and comprehensive income (loss), and statements of cash flows	7.2163	7.1671	6.8516

Measurement of credit losses on financial instruments

On April 1, 2023, the Company adopted ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326) — Measurement of Credit Losses on Financial Instruments,” for financial assets at amortized cost including accounts receivable and other receivables. This guidance replaced the “incurred loss” impairment methodology with an approach based on “expected losses” to estimate credit losses on certain types of financial instruments and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance requires financial assets to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the cost of the financial asset to present the net carrying value at the amount expected to be collected on the financial asset.

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

Changes in facts and circumstances may cause the Company to revise its estimates. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. The following are some of the areas requiring significant judgments and estimates as of March 31, 2025 and 2024: determinations of the useful lives of long-lived assets, estimates of expected credit loss for accounts receivable and other receivables, estimates of inventory provision, sales return rate, abnormal capacity for inventory production, valuation assumptions in performing asset impairment tests of long-lived assets, the discount rate used for right-of-use assets and lease liabilities calculation, and determinations of fair value of convertible notes (liability component, etc.) and warrants.

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

As of March 31, 2025 and 2024, financial instruments of the Company primarily comprised of cash and cash equivalents, restricted cash, accounts receivables, receivables and other current assets (exclude prepayments and deposits), borrowings (current and non-current portion), accounts payable, amounts due to related parties and accrued expenses, lease liabilities and other liabilities. For lease liabilities, fair value approximates their carrying value at the year-end as the interest rates used to discount the host contracts approximate market rates. The carrying amounts of these financial instruments approximated their fair values because of their generally short maturities.

The Company noted no transfers between levels during any of the periods presented. The Company did not have any instruments that were measured at fair value on a recurring nor non-recurring basis as of March 31, 2025 and 2024.

Cash and cash equivalents

The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. The Company maintains most of the bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

Restricted cash

Restricted cash is cash held as collateral for transactions and loans the Company has entered into.

Accounts receivable

Accounts receivable are recorded at the invoiced amount less an allowance for any uncollectible accounts and do not bear interest, which are due based on the respective contractual credit terms. Management reviews the adequacy of the allowance of expected credit loss on an ongoing basis, using historical collection trends and aging of receivables. The carrying value of such receivable, net of the expected credit loss, represents its estimated realizable value. The Company expect to collect the outstanding balance of current accounts receivable, net within one year.

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

As of March 31, 2025 and 2024, the Company assessed the recoverability of its accounts receivable and record an allowance of $2,082,442 and $1,731,517, respectively.

Inventories

Inventories primarily include raw materials and finished goods.

Inventories are stated at the lower of cost or net realizable value. Cost is determined by the weighted-average method. Raw material cost is based on purchase costs while work-in-progress and finished goods comprise direct materials, direct labor and an allocation of manufacturing overhead costs. Net realizable value represents the anticipated selling price, net of distribution cost, less estimated costs to completion for inventories. As of March 31, 2025and 2024, the Company assessed the net realizable value of its inventories and record a provision of $56,414 and $79,549, respectively.

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

Allowances are recorded when utilization and collection of amounts due are in doubt. Delinquent prepayments are written-off after management has determined that the likelihood of utilization or collection is not probable and known bad debts are written off against the allowances when identified. As of March 31, 2025 and 2024, the Company record no allowances for advance to suppliers balances, respectively.

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

The Company reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An asset is considered impaired if its carrying amount exceeds the future net undiscounted cash flows that the asset is expected to generate. If such asset is considered to be impaired, the impairment recognized is the amount by which the carrying amount of the asset, if any, exceeds its fair value determined using a discounted cash flow model. For the years ended March 31, 2025 and 2024, the Company recorded impairment losses for property, plant and equipment of $Nil and $401,995, respectively.

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

The Company follows ASC Topic 350 in accounting for intangible assets, which requires impairment losses to be recorded when indicators of impairment are present and the undiscounted cash flows estimated to be generated by the assets are less than the assets’ carrying amounts. For the years ended March 31, 2025 and 2024, the Company recorded no impairment of intangible assets.

Impairment of long-lived assets

Long-lived assets primarily include property, plant and equipment, construction on progress, and intangible assets. In accordance with the provision of ASC Topic 360-10-5, “Impairment or Disposal of Long-Lived Assets”, the Company generally conducts its annual impairment evaluation to its long-lived assets, usually in the fourth quarter of each year, or more frequently if indicators of impairment exist, such as a significant sustained change in the business climate. The recoverability of long-lived assets is measured at the reporting unit level, which is an operating segment or one level below an operating segment. If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying amount of the asset. The Company record impairment losses for property, plant and equipment of $Nil and $401,995 for the years ended March 31, 2025 and 2024, respectively. The Company record impairment losses for construction in progress of $Nil and $20,929 for the years ended March 31, 2025 and 2024, respectively.

Convertible note, net

The Company accounts for convertible debt instruments in accordance with ASC 470-20 and ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. Under this guidance, the Company no longer separates the liability and equity components of convertible instruments that do not require bifurcation under ASC 815. Instead, the entire convertible instrument is accounted for as a single liability, unless the fair value option under ASC 825-10 is elected or an embedded conversion feature requires separate accounting as a derivative.

The Company first evaluates whether to elect the fair value option under ASC 825-10. If the fair value option is not elected, the Company assesses whether the embedded conversion feature requires bifurcation under ASC 815. If bifurcation is not required and the instrument is not issued with a substantial premium, the convertible debt is accounted for as a single liability instrument under the traditional convertible debt model. Any debt discount or premium is amortized over the expected term of the instrument using the effective interest method and recognized as additional non-cash interest expense.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition

Revenue is recognized when control of promised goods is transferred to the Company’s customers in an amount of consideration of which the Company expect to be entitled to in exchange for the goods. The Company does not have performance obligations that extend beyond the point of shipment or delivery. Revenue is recognized at a point in time, which is typically upon shipment or delivery of goods, depending on the shipping terms.

The product return provisions are estimated based on (1) historical rates, (2) specific identification of outstanding returns not yet received from customers and outstanding discounts and claims and (3) estimated returns, discounts and claims expected, but not yet finalized with customers. These estimates require judgment and are updated regularly based on actual experience and trends. Changes in return estimates are accounted for prospectively and reflected in revenue in the period of change. The Company recognizes refund obligations as a liability and, when applicable, recognizes a corresponding asset for the right to recover products expected to be returned by customers, which is included in Inventory. As of March 31, 2025 and 2024, sales return provision recorded in refund liabilities were $53,885 and $213,571, respectively.

The contract liabilities of the Company consist of advance payments from customers. The contract liabilities are reported in a net position on a customer-by-customer basis at the end of each reporting period. Contract liabilities were recognized when the Company receives prepayment from customers resulting from purchase order. Contract liabilities will be recognized as revenue when the products are delivered. As of March 31, 2025 and 2024, the Company record advance from customers of $58,627 and $187,665, respectively, which will be recognized as revenue upon delivery of the products sold.

The Company does not have amounts of contract assets since revenue is recognized as control of goods is transferred.

For the years ended March 31, 2025, 2024 and 2023, the Company did not have any significant incremental costs of obtaining contracts with customers incurred or costs incurred in fulfilling contracts with customers within the scope of ASC Topic 606, that shall be recognized as an asset and amortized to expenses in a pattern that matches the timing of the revenue recognition of the related contract.

Cost of revenue

Cost of revenue consists primarily of cost of materials, direct labors, overhead, and other related incidental expenses that are directly attributable to the Company’s principal operations.

Market development fees

Market development fees relate mainly to market development and advertisements of our pharmaceutical products. For the years ended March 31, 2025 and 2024, marketing and advertising expenses are $108,822 and $327,208, respectively, which are included in selling expenses in our consolidated statements of operations and comprehensive income.

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

The Company adopts ASC 740-10-25 “Income Taxes” which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. The Company did not have significant unrecognized uncertain tax positions, or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of March 31, 2025 and 2024.

Comprehensive income

Comprehensive income includes net income and foreign currency adjustments. Comprehensive income is reported in the consolidated statements of operations and comprehensive income. Accumulated other comprehensive income, as presented on the balance sheets are the cumulative foreign currency translation adjustments. As of March 31, 2025 and 2024, the Company recorded accumulated other comprehensive loss balances of $1,075,522 and $1,025,795, respectively.

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

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Loss per share

Loss per share is calculated in accordance with ASC 260 Earnings per Share. Basic loss per share is computed by dividing the net loss attributable to shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted loss per share is computed in accordance with the treasury stock method and based on the weighted average number of ordinary shares and dilutive ordinary share equivalents. Dilutive ordinary share equivalents are excluded from the computation of diluted loss per share if their effects would be anti-dilutive. There were no dilutive ordinary share equivalents outstanding during the years ended March 31, 2025 and 2024.

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

Significant risks and uncertainties

Credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, accounts receivable, other receivables, advances to suppliers. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of March 31, 2025 and 2024 the Company held cash and cash equivalents of $18,099,019 and $12,070,345, respectively, which were primarily deposited in financial institutions located in Mainland China, which were uninsured by the government authority. To limit exposure to credit risk relating to deposits, the Company primarily place cash deposits with large financial institutions in China which management believes are of high credit quality. The Company’s operations are carried out in Mainland China. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic, and legal environments in the PRC as well as by the general state of the PRC’s economy. In addition, the Company’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other factors.

The Company conducts credit evaluations of its customers and suppliers and generally does not require collateral or other security from them. The Company use a loss rate method to estimate the allowance for credit losses. For those past due balances over one year and other higher risk receivables identified by the Company are reviewed individually for collectability. The Company evaluates the expected credit loss of receivables based on historical collection experience, the financial condition of its customers and assumptions for the future movement of different economic drivers and how these drivers will affect each other. The Company writes off potentially uncollectible receivables against the allowance for credit losses if it is determined that the amounts will not be collected or if a settlement with respect to a disputed receivable is reached for an amount that is less than the carrying value. As of March 31, 2025 and 2024, the Company record expected credit loss of $2,082,442 and $1,731,517 for accounts receivable, respectively.

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

For the years ended March 31, 2025 and 2024, there were one customer and two customers generated sales which accounted for over 10% of total revenues generated for that year, respectively. The details are as follows:

	For the years ended, March 31,
	2025	2024
Customer A	68.72%	45.65%
Customer B	1.79%	16.92%

As of March 31, 2025 and 2024, accounts receivable due from these customers as a percentage of consolidated accounts receivable balances were as follows:

	As of March 31,
	2025	2024
Customer A	28.25%	11.75%
Customer B	-%	8.39%

For the years ended March 31, 2025 and 2024, there were two suppliers and two suppliers which accounted for over 10% of total purchase for that year, respectively. The details are as follows:

	For the years ended, March 31,
	2025	2024
Supplier A	53.88%	39.05%
Supplier B	29.57%	27.86%

As of March 31, 2025 and 2024, accounts payable due to these suppliers as a percentage of consolidated accounts payable balances were as follows:

	As of March 31,
	2025	2024
Supplier A	62.51%	-%
Supplier B	-%	15.82%

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Significant risks and uncertainties (continued)

Recently issued accounting standards

The Company does not believe other recently issued but not yet effective accounting statements, if recently adopted, would have a material effect on the Company’s condensed consolidated balance sheets, statements of income (loss) and comprehensive income (loss) and statements of cash flows.

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following as of March 31, 2025 and 2024:

	As of March 31,
	2025	2024

Accounts receivable – third parties	$3,383,777	$3,046,298
Total accounts receivable, gross	3,383,777	3,046,298
Less: allowance for credit loss	(2,082,442)	(1,731,517)
Accounts receivable, net	$1,301,335	$1,314,781

Changes of allowance for credit loss for accounts receivable for the fiscal years ended March 31, 2025 and 2024 are as follows:

	For the years ended March 31,
	2025	2024

Beginning balance	$1,731,517	$1,522,739
Provision of allowance for expected credit loss	263,972	285,264
Exchange rate difference	86,953	(76,486)
Ending balance	$2,082,442	$1,731,517

For the years ended March 31, 2025 and 2024, the Company record credit loss provision of $263,972 and $285,264, respectively.

NOTE 4 – INVENTORIES, NET

Inventories as of March 31, 2025 and 2024 consisted of the following:

	As of March 31,
	2025	2024

Raw materials	$435,799	$320,722
Finished goods	448,668	553,682
Provision for inventory write downs	(56,414)	(79,549)
Total inventories, net	$828,053	$794,855

NOTE 5 – OTHER RECEIVABLES AND OTHER CURRENT ASSETS, NET

Other receivables and other current assets consisted of the following as of March 31, 2025 and 2024:

	As of March 31,
	2025	2024

Receivable from a third-party company*	$414,789	$416,880
Deposits	137,804	-
Loan receivables	124,712	-
Other receivables	108,281	83,634
Total other receivables and other current assets, gross	785,586	500,514
Less: allowance for credit loss	(466,528)	(468,880)
Total other receivables and other current assets, net	$319,058	$31,634

* In June 2019, Taizhou Suxuantang entered into a limited partnership agreement with Huangshan Panjie Investment Management Co., Ltd. (the “Fund” or “Huangshan Panjie”). The company is committed to contribute $7 million (RMB50 million) into the Fund in two installments, with one installment of $3.5 million (RMB 25 million) made on June 14, 2019, and the second installment of $3.5 million (RMB 25 million) to be made no later than October 31, 2019. In June 2020, the Company agreed with the Fund, the GP and other limited partners to withdraw the installment of $3.5 million (RMB 25 million) made on June 14, 2019. For the years ended March 31, 2022 and 2021, the company received payment of $15,581 (RMB 100,000) and $3.1 million (RMB 21.25 million) from Huangshan Panjie, respectively. For the year ended March 31, 2023, the Company received payment of $58,381 (RMB 400,000) from Huangshan Panjie. As no further collection has been made as of March 31, 2023, the Company recorded credit loss provision of $473,237 (RMB 3.25 million) for the remaining balance in full. For the year ended March 31, 2024, the Company received payment of $33,486 (RMB 240,000) from Huangshan Panjie and recorded recovery of credit loss provision of $33,486 (RMB 240,000). The Company has made efforts to collect the remaining balance via court order.

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following as of March 31, 2025 and 2024:

	As of March 31,
	2025	2024

Machinery	$742,909	$744,632
Vehicles	80,568	224,727
Electric equipment	143,325	144,048
Office equipment	76,505	76,890
Leasehold improvement	1,559,764	1,560,897
Total property plant and equipment, at cost	2,603,071	2,751,194
Less: accumulated depreciation	(2,027,478)	(2,023,316)
Less: impairment provision	(397,032)	(399,033)
Total property, plant and equipment, net	$178,561	$328,845

Depreciation expenses were $75,059 and $195,788 for the years ended March 31, 2025 and 2024, respectively. For the years ended March 31, 2025 and 2024, the Company recorded impairment provision for property, plant and equipment of $Nil and $401,995, respectively.

For the year ended March 31, 2025, the Company disposed a vehicle of carrying amount of $76,005 (cost of $136,335 and accumulated depreciation of $60,330). The Company received cash of $65,539 and recorded loss from the disposal of property, plant and equipment of $10,466 in other income (expenses), net.

NOTE 7 – INTANGIBLE ASSETS, NET

Intangible assets consisted of the following as of March 31, 2025 and 2024:

	As of March 31,
	2025	2024

Trademark	$41,940	$42,152
Software	32,950	33,116
Total intangible assets, at cost	74,890	75,268
Less: accumulated amortization	(63,082)	(56,167)
Total intangible assets, net	$11,808	$19,101

Amortization expenses were $7,238 and $7,459 for year ended March 31, 2025 and 2024, respectively.

NOTE 8 – LONG-TERM DEPOSIT

Long-term deposit consisted of the following as of March 31, 2025 and 2024:

	As of March 31,
	2025	2024

Deposit made for acquisition	$8,268,221	$8,309,904
Less: offset of deposit	(7,267,770)	8,309,904
Less: allowance for impairment	(1,000,451)	-
Total Long-term deposit, net	$-	$8,309,904

As of March 31, 2024, the Company had a long-term deposit of RMB 60 million paid to its related party, Jiangsu Health Pharmaceutical Investment Co., Ltd. (“Jiangsu Health”), for the purpose of acquire equity interest in a private company, unrelated to the Company. Jiangsu Health has been evaluating the potential investment and has not yet made a final decision on whether to proceed with the acquisition. As of March 31, 2024, the acquisition was still undergoing legal and financial due diligence.

For the year ended March 31, 2025, the Company has assessed and concluded that it is not probable that Jiangsu Health will proceed with the investment. Accordingly, the Company has entered into an offsetting agreement with Jiangsu Health and other related parties. The amounts due from Jiangsu Health amounting to $7,267,770 (RMB 52,740,027) will be used to offset against the amounts due to these related parties of the same amount. Consequently, these balances are considered settled and have no further obligations on any parties to the agreement. The remaining $1,000,451 (RMB 7,259,973) was deemed unrecoverable, and an allowance for impairment was recorded in the consolidated financial statements for the year ended March 31, 2025.

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

Operating lease right-of-use assets as of March 31, 2025 and 2024 were as follows:

	As of March 31,
	2025	2024

Office and warehouse	$341,730	$343,453
Less: accumulated amortization	(165,082)	(107,605)
Total right-of-use assets, net	$176,648	$235,848

The Company recognized lease expenses for the operating lease right-of-use assets office and warehouse over the lease period which is 10 years. For the years ended March 31, 2025 and 2024, the operating lease expenses were $69,343 and $69,819, respectively.

Operating lease liabilities as of March 31, 2025 and 2024 consisted of the following:

	As of March 31,
	2025	2024

Office and warehouse	$176,648	$235,848
Total operating lease liabilities, net	$176,648	$235,848

NOTE 9 – OPERATING LEASES (CONTINUED)

Current portion and non-current portion of operating lease liabilities as of March 31, 2025 and 2024:

	As of March 31,
	2025	2024

Non-current portion of operating lease liabilities – related party	$115,419	$177,538
Current portion of operating lease liabilities – related party	61,229	58,310
Total operating lease liabilities	$176,648	$235,848

The discount rate used for the office and warehouse was 5.40%. The remaining lease term for the operating lease was 2.75 years.

Maturity analysis of operating lease liabilities as of March 31, 2025 is as follows:

	Office and warehouse
	RMB	USD

Discount rate at commencement	5.40%	5.40%
One year	500,400	$68,957
Two years	500,400	68,957
Three years	375,300	51,718
Total undiscounted cash flows	1,376,100	$189,632
Less: imputed interest	(94,219)	(12,984)
Operating lease liabilities	1,281,881	176,648

The Company had no other operating or financing lease agreements or short-term leases, defined as leases with initial term of 12 months or less, for the years ended March 31, 2025 and 2024.

NOTE 10 – BORROWINGS

Short-term borrowings

Short-term borrowings consisted of the following as of March 31, 2025 and 2024:

	As of March 31,
	2025	2024

Short-term loans from a related party	$13,780	$90,024
Short-term loans from third-party individuals	688,404	403,030
Total short-term borrowings	$702,184	$493,054

Short-term borrowings included loans from various individuals that are unsecured. As of March 31, 2025 and 2024, short-term loans from a related party represented the unsecured loan of $13,780 and $90,024, respectively, that the Company borrowed from Jun Zheng which have no fixed repayment term and bear interest of 6%. Short-term loans from third-party individuals represented the unsecured loans of $688,404 and $403,030 the Company borrowed from several unaffiliated individuals as of March 31, 2025 and 2024, with loan terms from March 24, 2024 to March 23, 2025 and interest rate of 6%.

As of March 31, 2025 and 2024, the total amount of these loans was $702,184 and $493,054, respectively. The Company recorded interest expenses of $15,431 and $17,073 on these short-term loans for the years ended March 31, 2025 and 2024, respectively.

NOTE 10 – BORROWINGS (CONTINUED)

Long-term borrowings

Long-term borrowings consisted of the following as of March 31, 2025 and 2024:

	As of March 31,
	2025	2024
Car loans
Current portion	$8,781	$7,479
Non-current portion	-	20,181
Total car loans	$8,781	$27,660

	As of March 31,
	2025	2024
Bank loans
Current portion	$-	$13,850
Non-current portion	96,264	96,948
Total long-term bank loans	$96,264	$110,798

Long-term bank loans are loans the Company borrowed from Jiangsu Taizhou Rural Commercial Bank which are valid from November 2, 2022 to November 1, 2025 and bear interest of 6%. As of March 31, 2025 and 2024, the total amount of these loans was $96,264 and $110,798, respectively. The Company recorded interest expenses for the bank loan of $5,808 and $6,106 for the years ended March 31, 2025 and 2024, respectively.

As of March 31, 2025 and 2024, one car loan of $Nil and $27,660, respectively, at 18% annual interest rate is valid from February 1, 2023 to January 30, 2028, which was terminated on the date of disposal of the car (Note - 6). The car was pledged as collateral for the loan until full settlement. The Company recorded interest expenses for the car loan of $449 and $1,356 for the years ended March 31, 2025 and 2024, respectively.

Future loan payments as of March 31, 2025 is as follows:

	RMB	USD

One year	5,159,259	$710,965
Two years	698,556	96,264
Total payment	5,857,815	$807,229

NOTE 11 – CONTRACT LIABILITIES

Contract liabilities consisted of the following as of March 31, 2025 and 2024:

	For the years ended March 31,
	2025	2024

Beginning balance	$187,665	$165,534
Prepayments from customers	20,018	49,876
Revenue recognized	(148,831)	(19,435)
Exchange rate difference	(225)	(8,310)
Ending balance	$58,627	$187,665

For the years ended March 31, 2025 and 2024, the Company recognized $148,831 and $19,435 of revenue, which were included in the contract liabilities balances at the beginning of the periods, respectively.

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

For the year ended March 31, 2025, the Company issued 874,788 ordinary shares with a fair value of $881,572 for principal and interest partial settlement of the Convertible Note 2022-2 (new).

The Convertible Note 2022-2 (new) was fully repaid on June 12, 2024.

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

The Convertible Note 2023-1 was fully repaid on January 25, 2024.

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

For the year ended March 31, 2025, the Company issued 813,477 ordinary shares with a fair value of $553,428 for principal and interest partial settlement of the Convertible Note 2023-2.

The Convertible Note 2023-2 was fully repaid on September 23, 2024.

NOTE 12 – CONVERTIBLE NOTE (CONTINUED)

The Convertible Note 2024-1

On March 27, 2024, the Company entered into a securities purchase agreement with Streeterville Capital, LLC, pursuant to which the Company issued the investor an unsecured promissory note on March 27, 2024 in the original principal amount of $531,667 (the “Convertible Note 2024-1”), convertible into ordinary shares, $2 par value per share, of the Company for $500,000 in gross proceeds. The Company anticipates using the proceeds for general working capital purposes.

Material Terms of the Convertible Note 2024-1:

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

In accounting for the issuance of the Convertible Note 2024-1 under ASU 2020-06, the Company recorded the convertible note as a single liability in its entirety according to the new framework. Debt issuance costs related to the Convertible Note 2024-1 comprised of commissions paid to third party placement agents, lawyers, and warrants value of $51,667. Issuance costs attributable to the liability component will be amortized to interest expense using the effective interest method over the contractual term. The effective interest rate for the Convertible Note 2024-1 is 17.61%.

For the year ended March 31, 2025, the Company issued 1,509,385 ordinary shares with a fair value of $552,568 for principal and interest partial settlement of the Convertible Note 2024-1.

The Convertible Note 2024-1 was fully repaid on December 24, 2024.

The Convertible Note 2024-2

On May 9, 2024, the Company entered into a securities purchase agreement with Streeterville Capital, LLC, pursuant to which the Company issued the investor an unsecured promissory note on May 9, 2024 in the original principal amount of $797,500 (the “Convertible Note 2024-2”), convertible into ordinary shares, $2 par value per share, of the Company for $750,000 in gross proceeds. The Company anticipates using the proceeds for general working capital purposes.

NOTE 12 – CONVERTIBLE NOTE (CONTINUED)

The Convertible Note 2024-2 (continued)

Material Terms of the Convertible Note 2024-2:

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

In accounting for the issuance of the Convertible Note 2024-2 under ASU 2020-06, the Company recorded the convertible note as a single liability in its entirety according to the new framework. Debt issuance costs related to the Convertible Note 2024-2 comprised of commissions paid to third party placement agents, lawyers, and warrants value of $67,500. Issuance costs attributable to the liability component will be amortized to interest expense using the effective interest method over the contractual term. The effective interest rate for the Convertible Note 2024-2 is 16.00%.

For the year ended March 31, 2025, the Company issued 368,514 ordinary shares with a fair value of $100,000 for principal and interest partial settlement of the Convertible Note 2024-2.

The Company paid off the remaining balance of the Convertible Note 2024-2 fully in cash on January 17, 2025.

The Convertible Note 2024-3

On October 10, 2024, the Company entered into a securities purchase agreement with Streeterville Capital, LLC, pursuant to which the Company issued the investor an unsecured promissory note on October 10, 2024 in the original principal amount of $797,500 (the “Convertible Note 2024-3”), convertible into ordinary shares, $2 par value per share, of the Company for $750,000 in gross proceeds. The Company anticipates using the proceeds for general working capital purposes.

Material Terms of the Convertible Note 2024-3:

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

In accounting for the issuance of the Convertible Note 2024-3 under ASU 2020-06, the Company recorded the convertible note as a single liability in its entirety according to the new framework. Debt issuance costs related to the Convertible Note 2024-3 comprised of commissions paid to third party placement agents, lawyers, and warrants value of $67,500. Issuance costs attributable to the liability component will be amortized to interest expense using the effective interest method over the contractual term. The effective interest rate for the Convertible Note 2024-3 is 16.00%.

The Company paid off the remaining balance of the Convertible Note 2024-2 fully in cash on January 17, 2025.

NOTE 12 – CONVERTIBLE NOTE (CONTINUED)

The Convertible Note 2024-3 (continued)

Net carrying amount of Convertible Notes dated as of March 31, 2025 was $Nil.

Net carrying amount of Convertible Notes dated as of March 31, 2024 were as follows:

	Principal outstanding	Unamortized issuance cost	Net carrying value

Convertible Note – 2022-2 (new)	$811,144	$-	$811,144
Convertible Note – 2023-2	531,667	(43,095)	488,572
Convertible Note – 2024	531,667	(51,288)	480,379
Total	$1,874,478	(94,383)	$1,780,095

Amortization of issuance cost, debt discount and interest cost for the year ended March 31, 2025 were as follows:

	Accretion of debt discount	Convertible note interest	Total

Convertible Note – 2022-2 (new)	$-	$19,586	$19,586
Convertible Note – 2023-2	39,632	15,880	55,512
Convertible Note – 2024	47,972	23,956	71,928
Convertible Note – 2024-2	65,169	33,768	98,937
Convertible Note – 2024-3	368,014	13,048	381,063
Total	$520,787	$106,238	$627,025

Amortization of issuance cost, debt discount and interest cost for the year ended March 31, 2024 were as follows:

	Accretion of debt discount	Convertible note interest	Total

Convertible Note – 2022-2	$163,967	$71,388	$235,355
Convertible Note – 2022-2 (new)	-	27,500	27,500
Convertible Note – 2023-1	112,826	123,088	235,914
Convertible Note – 2023-2	15,600	9,345	24,945
Convertible Note – 2024-1	378	262	640
Total	$292,771	$231,583	$524,354

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

The estimated cost of inventory for product returns of $26,371 and $35,719, respectively, were recorded in Inventories on the consolidated balance sheets as of March 31, 2025 and 2024.

NOTE 14 – ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following as of March 31, 2025 and 2024:

	As of March 31,
	2025	2024

Accrued payroll and welfare	$909,904	$968,416
Other payable for construction deposit*	1,159,135	1,180,556
Accrued professional service expenses	194,222	257,898
Other current liabilities**	674,391	361,543
Total	$2,937,652	$2,768,413

* As disclosed in Note 5 to the financial statements, the Company had entered into a limited partnership agreement with Huangshan Panjie (the “Partnership”), which was subsequently terminated in June 2020. Related to this Partnership, the Company had anticipated that a tourism town development project would be awarded to the company (the “Project”). In preparation, the Company had engaged a engaged the services of a third party as a subcontractor (“Subcontractor”) of the Project..

In 2019, the Subcontractor paid the Company approximately $1,330,556 (RMB 9,500,000) as security deposit (the “Deposit”) for the Project in accordance with terms agreed between the Company and the Subcontractor. As the limited partnership agreement was terminated, the Project did not materialize and was not awarded to the Company. Consequently, the appointment of the Subcontractor was likewise terminated.

In 2023, the Company refunded $150,000 of the Deposit to the Subcontractor. The remaining amount as at March 31, 2025 and 2024 is repayable on demand.

** As of March 31, 2025 and 2024, the balances of other current liabilities $674,391 and $361,543, respectively, represented amounts due to suppliers for operating expenses and to staff who paid for operating expenses on behalf of the Company.

NOTE 15 – SHAREHOLDERS’ EQUITY

Ordinary shares

The Company is authorized to issue unlimited shares of $0.001 par value common stock. On July 4, 2017, and October 20, 2017, the Company issued common stocks of an aggregate of 20,000,000 shares of $0.001 par value (1,250 shares of no par value retrospectively restated for effect of reverse stock splits on February 22, 2021, May 19, 2022, October 5, 2023 and February 25, 2025, and par value elimination on September 29, 2023) to thirteen shareholder, three among whom together hold 100% shares of Suxuantang and over 50% shares of SXT. In connection with Restructuring, all shares and per share amounts have been retroactively restated as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying condensed consolidated financial statements.

Initial public offering

On December 31, 2018, the Company completed the closing of its initial public offering of 2,506,300 ordinary shares at a public offering price of $4.00 per ordinary share (157 ordinary shares at a price of $64,000 per ordinary share retrospectively restated for effect of reverse stock splits on February 22, 2021, May 19, 2022, October 5, 2023 and February 25, 2025, and par value elimination on September 29, 2023). On January 3, 2019, the Company sold an additional 39,975 ordinary shares at the public offering price of $4.00 per share (3 ordinary shares at a price of $64,000 per ordinary share retrospectively restated for effect of reverse stock splits on February 22, 2021, May 19, 2022, October 5, 2023 and February 25, 2025, and par value elimination on September 29, 2023) in a second closing. The total gross proceeds from the initial public offering were approximately $10.2 million before underwriting commissions and offering expenses. On January 10, 2019, the underwriter exercise the warrants in connection with the initial public offering and 160,426 shares (10 ordinary shares retrospectively restated for effect of reverse stock splits on February 22, 2021, May 19, 2022, October 5, 2023 and February 25, 2025) were newly issued.

Reverse stock splits

On February 22, 2021, May 19, 2022, October 5, 2023, and February 25, 2025, the Company’s board of directors approved and effected one-for-four (1:4), one-for-twenty (1:20), one-for-twenty-five (1:25), and one-for-eight (1:8) reverse stock splits, respectively (collectively, the “reverse stock splits”). In connection with the 2021 and 2022 reverse stock splits, the par value of each ordinary share was proportionally increased from US$0.001 to US$0.004 and from US$0.004 to US$0.08, respectively. On September 29, 2023, the Company’s board of directors approved the elimination of par value for its ordinary shares, and thereafter, no par value is assigned to the ordinary shares. Accordingly, the reverse stock splits effected on October 5, 2023 and February 25, 2025 did not involve any change in par value for its ordinary shares.

NOTE 15 – SHAREHOLDERS’ EQUITY (CONTINUED)

Ordinary shares - continued

As a result of each reverse stock split, each specified number of pre-split ordinary shares outstanding was automatically combined and converted into one issued and outstanding ordinary share without any action required on the part of shareholders. No fractional shares were issued; instead, each shareholder was entitled to receive one whole ordinary share in lieu of any fractional share that would otherwise have resulted. All options and other outstanding securities convertible or exercisable for ordinary shares were adjusted proportionally by dividing the number of ordinary shares into which such instruments were exercisable or convertible by the applicable split ratio and multiplying the exercise or conversion price by the same ratio.

All share and per share amounts in the accompanying consolidated financial statements and notes have been retroactively adjusted to reflect the effects of the reverse stock splits, including rounding of fractional shares to whole shares where applicable.

The 2022 Public Offering

On January 18, 2022, the Company entered into an underwriting agreement with Aegis Capital Corp. (the “Underwriter”), pursuant to which the Company agreed to sell to the Underwriter, in a firm commitment public offering (the “2022 Public Offering”) (i) 8,285,260 ordinary shares (the “Firm Shares”) of the Company, par value $0.004 per share, for a public offering price of $0.18 per share, (ii) 11,521,500 pre-funded warrants (the “Pre-funded Warrants”) to purchase 11,521,500 shares (the “Warrant Shares”), for a public offering price of $0.17 per Pre-funded Warrant to those purchasers whose purchase of ordinary shares in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the holder, 9.99%) of the Company’s outstanding ordinary shares immediately following the consummation of this Offering (the “2022 Public Offering”). The Company also granted the Underwriter an over-allotment option to purchase up to 2,971,014 ordinary shares (the “Option Shares”, together with Firm Shares, the “Shares”).

Pursuant to the 2022 Public Offering, the Company issued 22,777,774 ordinary shares at price of $0.18 per share (5,695 ordinary shares at price of $720 per share retrospectively restated for effect of reverse stock splits on May 19, 2022, October 5, 2023 and February 25, 2025) to the investors. The total net proceeds from the 2022 Public Offering were approximately $3.1 million after underwriting commissions and offering expenses.

Securities purchase agreements

On September 22, 2022, the Company entered into certain securities purchase agreement with Zhijun Xiao, a non-affiliate non-U.S. person, pursuant to which Mr. Xiao agreed to purchase 1,625,798 ordinary shares of the Company, par value $0.08 per share at a per share purchase price of $1.35 (8,129 ordinary shares of the Company, no par value at a per share purchase price of $270 retrospectively restated for effect of reverse stock splits on October 5, 2023 and February 25, 2025, and par value elimination on September 29, 2023). The agreement was executed on October 11, 2022 and the gross proceeds of this transaction were $2,194,827.

On February 22, 2023, the Company entered into certain securities purchase agreement with Rising Sun Capital Ltd., a limited liability company organized under the laws of Australia, pursuant to which the investor agreed to purchase 1,724,138 ordinary shares of the Company, no par value, at a per share purchase price of $0.58 (8,625 ordinary shares of the Company, no par value at a per share purchase price of $116 retrospectively restated for effect of reverse stock splits on October 5, 2023 and February 25, 2025). The gross proceeds of this transaction are approximately $1 million. Upon the issuance date of these condensed consolidated financial statements, the transaction has not been closed and the Company has not received the proceeds.

On January 21, 2025, the Company entered into a securities purchase agreement with certain investors, pursuant to which it issued an aggregate of 14,200,000 ordinary shares (1,775,000 ordinary shares retrospectively restated for effect of reverse stock split on February 25, 2025) with no par value at a purchase price of $0.20 per share to the investor. In connection with this agreement, the Company also issued warrants to purchase up to 28,400,000 ordinary shares. On March 13, 2025, the Company entered into a warrant exchange agreement with certain holders of these warrants, pursuant to which a total of 28,400,000 warrants were surrendered for cancellation, and in exchange, the Company issued an aggregate of 11,225,000 ordinary shares to these warrants’ holders.

Equity incentive plans

In September 2021, the Company adopted a share incentive plan (the “2021 Equity Incentive Plan”), which provides for the granting of share incentives, including incentive share options, restricted shares and any other form of award pursuant to the 2021 Equity Incentive Plan, to members of the board, and employees of the Company. The Company reserved 2,325,000 ordinary shares (581 shares retrospectively restated for effect of reverse stock splits on May 19, 2022, October 5, 2023 and February 25, 2025) for the 2021 Equity Incentive Plan. The vesting schedule, time and condition to exercise options is determined by the Company’s compensation committee. The term of the options may not exceed ten years from the date of the grant. Pursuant to the 2021 Equity Incentive Plan, the Company issued 2,325,000 ordinary shares (581 shares retrospectively restated for effect of reverse stock splits on May 19, 2022, October 5, 2023 and February 25, 2025) to its management. The fair value of shares issued pursuant to the 2021 Equity Incentive Plan of $2,334,397 (deducted by legal expenses of $30,000) had been determined using the average share price for the dates of issuance ($0.9911 per ordinary share, $3,964.6 per ordinary share retrospectively restated for effect of reverse stock splits on May 19, 2022, October 5, 2023 and February 25, 2025).

NOTE 15 – SHAREHOLDERS’ EQUITY (CONTINUED)

Ordinary shares - continued

In March 2022, the Company adopted a share incentive plan (the “2022 Equity Incentive Plan”), which provides for the granting of share incentives, including incentive share options, restricted shares and any other form of award pursuant to the Equity Incentive Plan, to members of the board, and employees of the Company. The vesting schedule, time and condition to exercise options is determined by the Company’s compensation committee. The term of the options may not exceed ten years from the date of the grant. Pursuant to the 2022 Equity Incentive Plan, the Company issued 6,094,180 ordinary shares (1,524 shares retrospectively restated for effect of reverse stock splits on May 19, 2022, October 5, 2023 and February 25, 2025) to its management on May 15, 2022.

In January 2024, the Company adopted a share incentive plan (the “2024 Equity incentive plan”), which provides for the granting of share incentives, including incentive share options, restricted shares and any other form of award pursuant to the 2024 Equity Incentive Plan, to members of the board, and employees of the Company. The vesting schedule, time and condition to exercise options is determined by the Company’s compensation committee. The term of the options may not exceed ten years from the date of the grant. Pursuant to the 2024 Equity incentive plan, the Company issued 185,316 ordinary shares (23,165 shares retrospectively restated for effect of reverse stock split on February 25, 2025) to its management on January 25, 2024.

Issuance of shares for convertible note principal and interest settlement

For the year ended March 31, 2020, 11,961,006 ordinary shares (748 ordinary shares retrospectively restated for effect of reverse stock splits on February 22, 2021, May 19, 2022, October 5, 2023 and February 25, 2025) were issued with a fair value of $6,425,657 for convertible notes principal and interest settlement.

For the year ended March 31, 2021, 27,389,877 ordinary shares (1,712 ordinary shares retrospectively restated for effect of reverse stock splits on February 22, 2021, May 19, 2022, October 5, 2023 and February 25, 2025) were issued with a fair value of $7,680,791 for convertible notes principal and interest settlement.

For the year ended March 31, 2023, 5,736,811 ordinary shares (28,684 ordinary shares retrospectively restated for effect of reverse stock splits on October 5, 2023 and February 25, 2025) were issued with a fair value of $3,131,511 for convertible notes principal and interest settlement.

For the year ended March 31, 2024, 8,025,589 ordinary shares (191,744 ordinary shares retrospectively restated for effect of reverse stock splits on October 5, 2023 and February 25, 2025) were issued with a fair value of $2,813,807 for convertible notes principal and interest settlement.

For the year ended March 31, 2025, 3,566,164 ordinary shares (445,770 ordinary shares retrospectively restated for effect of reverse stock split on February 25, 2025) were issued with a fair value of $ 2,102,704 for convertible notes principal and interest settlement.

NOTE 16 – SELLING AND MARKETING EXPENSES

For the years ended March 31, 2025, 2024 and 2023, selling and marketing expenses consisted of the following:

	For the years ended March 31,
	2025	2024	2023

Marketing and advertising expenses	$108,822	$327,208	$227,850
Payroll and welfare expenses	61,284	67,831	92,579
Distribution and transportation expenses	25,184	16,176	18,594
Others	94,569	22,351	48,429
Total selling and marketing expenses	$289,859	$433,566	$387,452

NOTE 17 – GENERAL AND ADMINISTRATIVE EXPENSES

For the years ended March 31, 2025, 2024 and 2023, general and administrative expenses consisted of the following:

	For the years ended March 31,
	2025	2024	2023

Payroll and welfare expenses	$273,580	$828,341	$1,151,466
Professional fees	643,053	617,365	594,727
Impairment for property, plant and equipment and construction in process	-	422,924	349,390
Impairment for long-term deposit	1,006,052	-	-
Estimated credit loss provision for doubtful accounts	263,972	283,234	2,875,694
Research and development expenses	191,393	184,194	200,717
Others	379,997	299,564	474,334
Total general and administrative expenses	$2,758,047	$2,635,622	$5,646,328

NOTE 18 – INCOME TAXES

(a)	Corporate Income Taxes

Under the current laws of the British Virgin Islands (“BVI”), the Company is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no BVI withholding tax is imposed. The Company’s subsidiaries incorporated in Hong Kong were subject to the Hong Kong profits tax rate at 16.5% for the years ended March 31, 2025, 2024 and 2023. The Company’s subsidiaries and VIE incorporated in China were subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. The EIT rate for companies operating in the PRC is 25% for the years ended March 31, 2025, 2024 and 2023, except for Taizhou Suxuantang where the applicable income tax rate is 15% for the years ended March 31, 2025, 2024 and 2023 since it was qualified as a high-technology company from January 1, 2021 to December 31, 2023. In addition, the Company is allowed to deduct additional 100% of its research and development expenses against its pre-tax income as a high-technology company.

For the years ended March 31, 2025, 2024 and 2023, income tax expenses consisted of the following:

For the years ended March 31,
	2025	2024	2023

Current income tax provision	$-	$-	$-
Deferred income tax provision	-	-	-
Total income tax	$-	$-	$-

The following is a reconciliation of the Company’s total income tax expense to the amount computed by applying the PRC statutory income tax rate of 15% to its income from operations before income taxes for the years ended March 31, 2025, 2024 and 2023.

	For the years ended March 31,
	2025	2024	2023

Loss before income taxes	$(3,303,652)	$(3,098,532)	$(5,934,772)
Income tax expense at the PRC statutory rate	(495,548)	(404,481)	(653,066)
Non-deductible expenses	239,939	54,477	226,003
Deductible research and development expenses	(46,707)	(27,629)	(29,497)
Deferred tax provision	(1,441,907)	(1,250,105)	(876,804)
Valuation allowance for deferred tax assets	1,441,907	1,250,105	876,804
Effect of income tax rate differences in jurisdictions other than the PRC	302,316	377,633	456,560
Total income tax expenses	$-	$-	$-

NOTE 18 – INCOME TAXES (CONTINUED)

(b)	Deferred Tax Assets

Deferred income tax was measured using the enacted income tax rates for the periods in which they are expected to be reversed. Significant components of the Company’s deferred income tax assets and liabilities consist of follows:

	As of March 31,
	2025	2024

Tax loss carry forward	$901,032	$905,574
Credit loss provision for doubtful account - accounts receivable	312,366	261,656
Credit loss provision for doubtful account – other receivable and other current assets	69,979	70,854
Impairment provision for inventory	8,462	12,021
Impairment provision for long-term deposit	150,068	-
Valuation allowance for deferred tax assets	(1,441,907)	(1,250,105)
Total	$-	$-

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. For the years ended March 31, 2025, 2024 and 2023 the Company had no unrecognized tax benefits. The Company does not anticipate any significant increase to its asset for unrecognized tax benefit within the next 12 months. The Company will classify interest and penalties related to income tax matters, if any, in income tax expense.

NOTE 19 – RELATED PARTY TRANSACTIONS

Nature of relationships with related parties

Name of related parties	Relationship with the Company

Feng Zhou	Major shareholder of the Company, Chief Executive Officer
Jun Zheng	Director of the Company
Xiaodong Ji	Independent Director of the Company
Taizhou Jiutian Pharmaceutical Co. Ltd.	An entity controlled by Jianping Zhou
Jiangsu Health	An entity controlled by Jianping Zhou
Taizhou Su Xuan Tang Chinese Medicine Clinic	An entity controlled by Jianping Zhou
Taizhou Su Xuan Tang Chinese hospital Co., Ltd.	An entity controlled by Jianping Zhou
Jiangsu Sutaitang Online Commercial Co., Ltd.	An entity controlled by Xiaodong Ji

Related party balances

The amounts due from related parties as of March 31, 2025 and 2024 were as follows:

	As of March 31,
	2025	2024

Jiangsu Sutaitang Online Commercial Co., Ltd.	$370,862	$-
Taizhou Su Xuan Tang Chinese hospital Co., Ltd.	41,561	-
Taizhou Su Xuan Tang Chinese Medicine Clinic	5,140	-
Total due from related parties	$417,563	$-

The amounts due to related parties as of March 31, 2025 and 2024 were as follows:

	As of March 31,
	2025	2024

Jiangsu Health	$-	$1,047,550
Total due to related parties	$-	$1,047,550

NOTE 19 – RELATED PARTY TRANSACTIONS (CONTINUED)

Related party transactions

1) Revenues generated from related parties

The company sells several TCMP products to related companies based on terms and conditions mutually agreed between the relevant parties. These related party transactions were conducted in the ordinary course of business of the Company.

	For the years ended March 31,
	2025	2024	2023

Taizhou Su Xuan Tang Chinese Hospital Co. Ltd.	1,621	25,528	17,478
Taizhou Su Xuan Tang Chinese Medicine Clinic	1,091	2,232	11,533
Taizhou Jiutian Pharmaceutical Co. Ltd.	1,589	-	4,610
Total revenue generated from related parties	$4,301	$27,760	$33,621

2) Other related party transactions

For the years ended March 31, 2025, 2024 and 2023, the Company made advances to related parties of $Nil, $2,205,254 and $628,911, respectively. For the years ended March 31, 2025, 2024 and 2023, the Company made repayments to related parties of $Nil, $1,727,418 and $2,197,555, respectively.

For the years ended March 31, 2025, 2024 and 2023, non-cash settlement between balances of accounts receivable from related parties and due to related parties were $Nil, $1,235,290 and $1,263,993, respectively. For the years ended March 31, 2025, 2024 and 2023, non-cash settlement between balances of due from related parties and due to related parties were $8,993,443, $6,080,971 and $4,051,569, respectively. For the year ended March 31, 2025, non-cash settlement between balances of long-term deposit and due to related parties was $7,267,770.

For the year ended March 31, 2024, the Company borrowed $90,024 from Jun Zheng, which has no fixed term and bear interest of 6%.

On January 1, 2018, the Company entered into a lease agreement with Jiangsu Health Pharmaceutical Investment Co., Ltd. to obtain the right of use for office and warehouse of 3,627 square meters for 10 years for free. The Company recorded right-of-use assets and lease expenses based on the fair value for the lease. For the years ended March 31, 2025, 2024 and 2023, the Company record operating lease expenses were $69,343, $69,819, and $73,034, respectively.

Guarantee

For the years ended March 31, 2025 and 2024, Taizhou Suxuantang signed several financial guarantee agreements for its related parties. Details of the financial guarantee agreements, please refer to Note 20.

NOTE 20 – GUARANTEE

On April 12, 2021, Taizhou Suxuantang signed a financial guarantee agreement with Jiangsu Changjiang Commercial Bank for Taizhou Jiutian Pharmaceutical Co. Ltd. in borrowing of $387,796 (equivalent of RMB 2,800,000) for three-year period, which expires on April 11, 2024. On April 23, 2024, Taizhou Suxuantang signed a financial guarantee agreement with Jiangsu Changjiang Commercial Bank for Taizhou Jiutian Pharmaceutical Co. Ltd. in borrowing of $303,168 (equivalent of RMB 2,200,000) for three-year period, which expires on April 22, 2027. Taizhou Suxuantang is obliged to pay on behalf of the related party the principal, interest, penalty and other expenses if Taizhou Jiutian Pharmaceutical Co. Ltd. defaults in payment. The Company did not charge financial guarantee fees over Taizhou Jiutian Pharmaceutical Co. Ltd.

On October 28, 2013, Taizhou Suxuantang signed a financial guarantee agreement with Fenlan Xu for JJianping Zhou in borrowing of $799,261 (equivalent of RMB 5,800,000) for an unlimited period. Taizhou Suxuantang is obliged to pay the amount if Jianping Zhou in default of the payment of principal and interests. Since Jianping Zhou deceased after yearend, Taizhou Suxuantang should bear all the risk for the repayment. However, subsequent to yearend, Taizhou Jiutian Pharmaceutical Co. Ltd. signed an agreement with Taizhou Suxuantang to take all the responsibility and obligation for repay the amount borrowed from Fenlan Xu on behalf of Jianping Zhou. This additional agreement releases Taizhou Suxuantang from future obligation in regard to the guarantee agreement. The Company did not charge financial guarantee fees over Jianping Zhou. Taizhou Jiutian Pharmaceutical Co. Ltd. is fully obliged to pay the principal, interests from January 1, 2021 to the actual date of repayment, including penalty and other expenses. As such, the Company expects no liabilities from the financial guarantee.

The Company has not made any payment under the above guarantee agreements for the years ended March 31, 2025 and 2024.

NOTE 21 – COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company is involved in various legal proceedings, claims and other disputes arising from commercial operations, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Company can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on our consolidated financial position or results of operations or liquidity. As of March 31, 2025 and 2024, and through the issuance date of these consolidated financial statements, the Company had no pending legal proceedings.

NOTE 22 – SUBSEQUENT EVENTS

The Company evaluated all events and transactions that occurred after March 31, 2025 up through the date the Company issued these financial statements on July 31, 2025 and concluded that no other material subsequent events except for the disclosed above.