Form 20-F
period 2026-03-31
China SXT Pharmaceuticals, Inc.
filed 2026-07-01
CIK 1723980

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2026

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

Feng Zhou

178 Taidong Rd North, Taizhou

Jiangsu, China

+86- 523-86298290

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Class A Ordinary shares, no par value each	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of March 31, 2026 was: 958,077 Class A ordinary shares, no par value each.

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

Yes ☐ No ☒

CHINA SXT PHARMACEUTICALS, INC.

FORM 20-F ANNUAL REPORT

i

PART I

CERTAIN INFORMATION

In this annual report on Form 20-F, unless otherwise indicated, “we,” “us,” “our company” and “our” refer to China SXT Pharmaceuticals, Inc. and its consolidated subsidiaries and the VIE; we conduct operations in China through our subsidiaries and the VIE. “China SXT” or “the Company” refers to China SXT Pharmaceuticals, Inc., a company organized in the British Virgin Islands. “SXT HK” refers to China SXT Group Limited, a Hong Kong Corporation. “WFOE” refers to BeiJing Suxuantang Biotechnology Co. Ltd., a limited liability company organized under the laws of the PRC. “Taizhou Suxuantang” or “the VIE” refers to Jiangsu Suxuantang Pharmaceutical Co., Ltd., a limited liability company organized under the laws of the PRC.

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

Unless the context indicates otherwise, all references to “China” and the “PRC” refer to the People’s Republic of China, all references to “Renminbi” or “RMB” are to the legal currency of the People’s Republic of China, all references to “U.S. dollars,” “dollars” and “$” are to the legal currency of the United States. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On March 31, 2026, the cash buying rate announced by the People’s Bank of China was RMB 6.8980 to $1.00.

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

On July 28, 2025, the Company’s shareholders approved through an EGM an amended and restated memorandum and articles of association to create a new class of Class B Ordinary Shares and re-designation of the existing issued and unissued Ordinary Shares as Class A Ordinary Shares. It was approved to change the Company’s authorized share capital to comprise of a dual class of shares through (i) creating a new class of shares comprising unlimited Class B Ordinary Shares which entitle the holder to fifty (50) votes per Class B Ordinary Share on any resolution of shareholders; (ii) re-designating an aggregate of then issued 532 Ordinary Shares held by Feng Zhou Management Limited into 532 Class B Ordinary Shares (the “Re-designation of Class B Shares”); (iii) re-designating the remaining then issued 116,027,226 Ordinary Shares as 116,027,226 Class A Ordinary Shares with no par value each.

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

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not Applicable.

3.C. Reasons For The Offer And Use Of Proceeds

Not Applicable.

3.D. Risk Factors

An investment in our Class A Ordinary Shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all other information contained in this annual report, including the matters discussed under the headings “Forward-Looking Statements” and “Item 5. Operating and Financial Review and Prospects” before you decide to invest in our Class A Ordinary Shares. We are a holding company with substantial operations in China and are subject to a legal and regulatory environment that in many respects differs from the United States. If any of the following risks, or any other risks and uncertainties that are not presently foreseeable to us, actually occur, our business, financial condition, results of operations, liquidity and our future growth prospects could be materially and adversely affected.

Summary of Risk Factors

Risks Related to Our Business

Risks and uncertainties related to our business include, but are not limited to, the following:

●	We face risks related to natural disasters, unusually adverse weather conditions, pandemic outbreaks, in particular, the current coronavirus pandemic, terrorist acts and global political events, all of which could result in adverse effects to our business and financial performance. See a more detailed discussion of this risk factor on page 7 of this annual report.

●	We have limited sources of working capital and will need substantial additional financing. See a more detailed discussion of this risk factor on page 7 of this annual report.

●	Our failure to compete effectively may adversely affect our ability to generate revenue. See a more detailed discussion of this risk factor on page 8 of this annual report.

●	Our dependence on a small number of customers could adversely affect our business or results of operations. See a more detailed discussion of this risk factor on page 8 of this annual report.

●	We are dependent on certain key personnel and loss of these key personnel could have a material adverse effect on our business, financial condition and results of operations. See a more detailed discussion of this risk factor on page 8 of this annual report.

●	We may not be able to hire and retain qualified personnel to support our growth and if we are unable to retain or hire these personnel in the future, our ability to improve our products and implement our business objectives could be adversely affected. See a more detailed discussion of this risk factor on page 8 of this annual report.

●	If we fail to increase our brand recognition, we may face difficulty in obtaining new customers. See a more detailed discussion of this risk factor on page 9 of this annual report.

●	Any disruption in the supply chain of raw materials and our products could adversely impact our ability to produce and deliver products. See a more detailed discussion of this risk factor on page 9 of this annual report.

●	Our success depends on our ability to protect our intellectual property. See a more detailed discussion of this risk factor on page 9 of this annual report.

●	Our TCMP business is subject to inherent risks relating to product liability and personal injury claims. See a more detailed discussion of this risk factor on page 10 of this annual report.

●	We face risks related to research and the ability to develop new TCMP products. See a more detailed discussion of this risk factor on page 10 of this annual report.

●	Our business requires a number of permits and licenses. See a more detailed discussion of this risk factor on page 10 of this annual report.

●	Price control regulations in the PRC may decrease our profitability. See a more detailed discussion of this risk factor on page 11 of this annual report.

●	If the TCMP products we produce are replaced by other medicines or are removed from the PRC’s insurance catalogue in the future, our revenue may suffer. See a more detailed discussion of this risk factor on page 11 of this annual report.

●	Adverse publicity associated with our products, ingredients or network marketing program, or those of similar companies, could harm our financial condition and operating results. See a more detailed discussion of this risk factor on page 11 of this annual report.

Risks Related to Our Corporate Structure

We are also subject to risks and uncertainties related to our corporate structure, including, but are not limited to, the following:

●	We do not have direct ownership of our operating entities in China and rely on VIE Agreements with the VIE for our business operations, which may not be as effective in providing operational control or enabling us to derive benefits as through ownership of controlling equity interests. See a more detailed discussion of this risk factor on page 12 of this annual report.

●	Taizhou Suxuantang’s shareholders may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition. See a more detailed discussion of this risk factor on page 12 of this annual report.

●	Contractual arrangements in relation to our variable interest entity may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC variable interest entity owe additional taxes, which could negatively affect our results of operations and the value of your investment. See a more detailed discussion of this risk factor on page 13 of this annual report.

●	The approval of the China Securities Regulatory Commission and other compliance procedures may be required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval. As a result, both you and us face uncertainty about future actions by the PRC government that could significantly affect our financial performance and the enforceability of the VIE Agreements. See a more detailed discussion of this risk factor on page 13 of this annual report.

●	PRC laws and regulations governing our current business operations are sometimes vague and uncertain. See a more detailed discussion of this risk factor on page 15 of this annual report.

●	Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure and business operations. See a more detailed discussion of this risk factor on page 16 of this annual report.

●	We are a holding company and we rely for funding on dividend payments from our variable interest entity, which are subject to restrictions under PRC laws. See a more detailed discussion of this risk factor on page 16 of this annual report.

●	If we exercise the option to acquire equity ownership of Taizhou Suxuantang, the ownership transfer may subject us to certain limitation and substantial costs. See a more detailed discussion of this risk factor on page 17 of this annual report.

Risks Related to Our Class A Ordinary Shares Ordinary Shares

In addition to the risks described above, we are subject to general risks and uncertainties relating to our Class A Ordinary Shares, including, but not limited to, the following:

●	Our Class A Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares. See a more detailed discussion of this risk factor on page 17 of this annual report.

●	The market price for our Class A Ordinary Shares may be volatile. See a more detailed discussion of this risk factor on page 17 of this annual report.

●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial. See a more detailed discussion of this risk factor on page 18 of this annual report.

●	We cannot predict the effect our dual-class structure may have on the market price of our Class A Ordinary Shares. See a more detailed discussion of this risk factor on page 18 of this annual report.

●	If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired. See a more detailed discussion of this risk factor on page 19 of this annual report.

●	As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, and are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NASDAQ Stock Market corporate governance listing standards. See a more detailed discussion of this risk factor on page 19 of this annual report.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses. See a more detailed discussion of this risk factor on page 20 of this annual report.

●	The requirements of being a public company may strain our resources and divert management’s attention. See a more detailed discussion of this risk factor on page 20 of this annual report.

●	We do not intend to pay dividends for the foreseeable future. See a more detailed discussion of this risk factor on page 20 of this annual report.

●	The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies. See a more detailed discussion of this risk factor on page 21 of this annual report.

Risks Related to Doing Business in China

We face risks and uncertainties relating to doing business in the PRC in general, including, but not limited to, the following:

●	Joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offerings. See a more detailed discussion of this risk factor on page 21 of this annual report.

●	Changes in China’s economic, political, or social conditions could have a material adverse effect on our business and operations. See a more detailed discussion of this risk factor on page 22 of this annual report.

●	The PRC government has significant authority to intervene or influence the China operations of an offshore holding company, such as ours, at any time. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. If the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers and we were to be subject to such oversight and control, it may result in a material adverse change to our business operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the Class A Ordinary Shares to significantly decline in value or become worthless. See a more detailed discussion of this risk factor on page 22 of this annual report.

●	Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering. See a more detailed discussion of this risk factor on page 23 of this annual report.

●	The Opinions, the Trial Measures, and the revised Provisions recently issued by the PRC authorities may subject us to additional compliance requirements in the future. See a more detailed discussion of this risk factor on page 23 of this annual report.

●	The uncertainties with respect to the Chinese legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China with little advance notice could adversely affect us and limit the legal protections available to you and us. See a more detailed discussion of this risk factor on page 24 of this annual report.

●	If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to assert our contractual rights over the assets of the VIE, and our Class A Ordinary Shares may decline in value or become worthless. See a more detailed discussion of this risk factor on page 25 of this annual report.

●	We may have difficulty in enforcing any rights we may have under the VIE Agreements in PRC. See a more detailed discussion of this risk factor on page 25 of this annual report.

●	It may be difficult for overseas shareholders and/or regulators to conduct investigation or collect evidence within China. See a more detailed discussion of this risk factor on page 26 of this annual report.

●	We face exposure to foreign currency exchange rate fluctuations. See a more detailed discussion of this risk factor on page 26 of this annual report.

●	PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using proceeds from our future financing activities to make loans or additional capital contributions to our PRC operating subsidiaries. See a more detailed discussion of this risk factor on page 27 of this annual report.

●	Labor disputes could significantly affect our operations. See a more detailed discussion of this risk factor on page 27 of this annual report.

●	Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position. See a more detailed discussion of this risk factor on page 27 of this annual report.

●	Labor laws in the PRC may adversely affect our results of operations. See a more detailed discussion of this risk factor on page 27 of this annual report.

●	Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders. See a more detailed discussion of this risk factor on page 27 of this annual report.

●	We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law. See a more detailed discussion of this risk factor on page 28 of this annual report.

●	Governmental control of currency conversion may affect the value of your investment. See a more detailed discussion of this risk factor on page 29 of this annual report.

●	Our business may be materially and adversely affected if any of our PRC subsidiaries declare bankruptcy or become subject to a dissolution or liquidation proceeding. See a more detailed discussion of this risk factor on page 29 of this annual report.

●	Fluctuations in exchange rates could adversely affect our business and the value of our securities. See a more detailed discussion of this risk factor on page 29 of this annual report.

●	If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, and our reputation and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably. See a more detailed discussion of this risk factor on page 30 of this annual report.

●	You may face difficulties in protecting your interests and exercising your rights as a stockholder since we conduct substantially all of our operations in China, and almost all of our officers and directors reside outside the U.S. See a more detailed discussion of this risk factor on page 30 of this annual report.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws. See a more detailed discussion of this risk factor on page 30 of this annual report.

Risks Related to Our Business

We face risks related to natural disasters, unusually adverse weather conditions, pandemic outbreaks, in particular, the current coronavirus pandemic, terrorist acts and global political events, all of which could result in adverse effects to our business and financial performance.

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

To date, we have relied almost exclusively on organically generated revenues and financing transactions to fund our operations. Our inability to obtain sufficient additional financing would have a material adverse effect on our ability to implement our business plan and, as a result, could require us to significantly curtail or potentially cease our operations. As of March 31, 2026, we had cash and cash equivalents and restricted cash of $28,176,233, total current assets of $34,509,722 and total current liabilities of $4,349,320. As of March 31, 2025, we had cash and cash equivalents and restricted cash of $18,129,432, total current assets of $21,296,491 and total current liabilities of $6,012,063. We will need to engage in capital-raising transactions in the near future. Such financing transactions may well cause substantial dilution to our shareholders and could involve the issuance of securities with rights senior to the outstanding shares. Our ability to complete additional financings is dependent on, among other things, the state of the capital markets at the time of any proposed offering, market reception of the Company and the likelihood of the success of its business model and offering terms. There is no assurance that we will be able to obtain any such additional capital through asset sales, equity or debt financing, or any combination thereof, on satisfactory terms or at all. Additionally, no assurance can be given that any such financing, if obtained, will be adequate to meet our capital needs and to support our operations. If we do not obtain adequate capital on a timely basis and on satisfactory terms, our revenues and operations and the value of our Class A Ordinary Shares and Class A Ordinary Share equivalents would be materially negatively impacted and we may cease our operations.

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

We derive a substantial portion of our revenue from a relatively small number of customers. Suxuantang had one significant customer which accounted for 86.95% of our total revenue during the year ended March 31, 2026. Suxuantang had one significant customer which accounted for 68.72% of our total revenue during the year ended March 31, 2025. We expect that Suxuantang’s largest customers will continue to account for a substantial portion of its total net revenue for the foreseeable future. Suxuantang has long-standing relationships with many of its significant customers. However, because Suxuantang’s customers generally contract with a finite duration, Suxuantang may lose these customers if the contracts are not renewed or replaced. The loss or reduction of, or failure to renew or replace, any significant contracts with any of these customers could materially reduce Suxuantang’s revenue and cash flows. If Suxuantang does not replace them with other customers, the loss of business from any one of such customers could have a material adverse effect on our business or results of operations.

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

As to the products we manufacture, we manage our supply chain for raw materials and delivery of our products. Supply chain fragmentation and local protectionism within China may complicate supply chain disruption risks. Local administrative bodies and physical infrastructure built to protect local interests pose transportation challenges for raw material transportation as well as product delivery throughout China. In addition, profitability and volume could be negatively impacted by limitations inherent within the supply chain, including competitive, governmental, legal, natural disasters, and other events that could impact both supply and price. Any of these occurrences could cause significant disruptions to our supply chain, manufacturing capability and distribution system that could adversely impact our ability to produce and deliver some of our products.

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

Based on the current PRC laws, regulations and rules that the CSRC’s approval may not be required for the listing and trading of our Class A Ordinary Shares on the Nasdaq Capital Market in the context of this offering, given that: (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours in this annual report are subject to this regulation, (ii) we establish our WFOE by means of direct investment and acquiring equity interest or assets of an entity other than “PRC domestic company” as defined under the M&A Rules, and (iii) no explicit provision in the M&A Rules clearly classifies VIE Agreements as a type of transaction subject to such Rules.

However, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, regulations and rules or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC regulatory agencies, including the CSRC, would reach the same conclusion as our PRC legal counsel does. If it is determined that CSRC approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to obtain or delay in obtaining CSRC approval for this offering. These sanctions may include fines and penalties on our operations in China, limitations on our operating privileges in China, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, reputation, financial condition, results of operations, prospects, as well as the trading price of the Class A Ordinary Shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the Class A Ordinary Shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the Class A Ordinary Shares we are offering, you would be doing so at the risk that the settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements.

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

Risks Related to Our Class A Ordinary Shares

Our Class A Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Our Class A Ordinary Shares may be “thinly-traded”, meaning that the number of persons interested in purchasing our Class A Ordinary Shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. Broad or active public trading market for our Class A Ordinary Shares may not develop or be sustained.

The market price for our Class A Ordinary Shares may be volatile.

The market price for our Class A Ordinary Shares may be volatile and subject to wide fluctuations due to factors such as:

●	the perception of U.S. investors and regulators of U.S. listed Chinese companies;

●	our operating and financial performance;

●	quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;

●	the public reaction to our press releases, our other public announcements and our filings with the SEC;

●	strategic actions by our competitors;

●	changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

●	speculation in the press or investment community;

●	the failure of research analysts to cover our Class A Ordinary Shares;

●	sales of our Class A Ordinary Shares by us or other shareholders, or the perception that such sales may occur;

●	changes in accounting principles, policies, guidance, interpretations or standards;

●	additions or departures of key management personnel;

●	actions by our shareholders;

●	domestic and international economic, legal and regulatory factors unrelated to our performance; and

●	the realization of any risks described under this “Risk Factors” section.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Class A Ordinary Shares. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, operating results and financial condition.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

On July 28, 2025, our shareholders approved through an EGM an amended and restated memorandum and articles of association to create a new class of Class B Ordinary Shares and re-designation of the existing issued and unissued Ordinary Shares as Class A Ordinary Shares. It was approved to change the Company’s authorized share capital to comprise of a dual class of shares through (i) creating a new class of shares comprising unlimited Class B Ordinary Shares which entitle the holder to fifty (50) votes per Class B Ordinary Share on any resolution of shareholders; (ii) re-designating an aggregate of then issued 532 Ordinary Shares held by Feng Zhou Management Limited into 532 Class B Ordinary Shares (the “Re-designation of Class B Shares”); (iii) re-designating the remaining then issued 116,027,226 Ordinary Shares as 116,027,226 Class A Ordinary Shares with no par value each.

We cannot predict the effect our dual-class structure may have on the market price of our Class A Ordinary Shares.

We cannot predict whether our dual-class structure will result in a lower or more volatile market price of our Class A Ordinary Shares, adverse publicity or other adverse consequences. For example, certain index providers have announced and implemented restrictions on including companies with multiple-class share structures in certain of their indices. In July 2017, FTSE Russell announced that it would require new constituents of its indices to have greater than 5% of the company’s voting rights in the hands of public stockholders, and S&P Dow Jones announced that it would no longer admit companies with multiple-class share structures to certain of its indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Also in 2017, MSCI, a leading stock index provider, opened public consultations on its treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under such announced and implemented policies, the dual-class structure of our Ordinary Shares would make us ineligible for inclusion in certain indices and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices would not invest in our Class A Ordinary Shares. These policies are relatively new and it is unclear what effect, if any, they will have on the valuations of publicly-traded companies excluded from such indices, but it is possible that they may adversely affect valuations, as compared to similar companies that are included. Due to the dual-class structure of our ordinary shares, we will likely be excluded from certain indices and we cannot assure you that other stock indices will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make our Class A Ordinary Shares less attractive to other investors. As a result, the market price of our Class A Ordinary Shares could be adversely affected.

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

If we are unable to conclude that we have effective internal controls over financial reporting, investors may lose confidence in our operating results, the price of the Class A Ordinary Shares could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, the Class A Ordinary Shares may not be able to remain listed on the NASDAQ Capital Market.

As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and therefore there may be less publicly available information about us than if we were a U.S. domestic issuer. For example, we are not subject to the proxy rules in the United States and disclosure with respect to our annual general meetings will be governed by British Virgin Islands requirements. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our Class A Ordinary Shares.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NASDAQ Stock Market corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the NASDAQ Stock Market listing rules that allow us to follow British Virgin Islands law for certain governance matters. Certain corporate governance practices in the British Virgin Islands may differ significantly from corporate governance listing standards as, except for general fiduciary duties and duties of care, British Virgin Islands law has no corporate governance regime which prescribes specific corporate governance standards. When our Class A Ordinary Shares are listed on the Nasdaq Capital Market, we intend to continue to follow British Virgin Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq Stock Market in respect of the following: (i) the majority independent director requirement under Section 5605(b)(1) of the NASDAQ Stock Market listing rules, (ii) the requirement under Section 5605(d) of the NASDAQ Stock Market listing rules that a compensation committee comprised solely of independent directors governed by a compensation committee charter oversee executive compensation, (iii) the requirement under Section 5605(e) of the NASDAQ Stock Market listing rules that director nominees be selected or recommended for selection by either a majority of the independent directors or a nominations committee comprised solely of independent directors and (iv) the requirement under Section 5605(b)(2) of the NASDAQ Stock Market listing rules that our independent directors hold regularly scheduled executive sessions. British Virgin Islands law does not impose a requirement that our board of directors consist of a majority of independent directors. Nor does British Virgin Islands law impose specific requirements on the establishment of a compensation committee or nominating committee or nominating process. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on September 30, 2026. We would lose our foreign private issuer status if, for example, more than 50% of our Class A Ordinary Shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on January 1, 2027, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the NASDAQ Stock Market listing rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

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

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Class A Ordinary Shares if we are successfully listed and the market price of our Class A Ordinary Shares increases.

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

The PRC government has significant authority to intervene or influence the China operations of an offshore holding company, such as ours, at any time. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. If the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers and we were to be subject to such oversight and control, it may result in a material adverse change to our business operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the Class A Ordinary Shares to significantly decline in value or become worthless.

Our business, prospects, financial condition, and results of operations may be influenced to a significant degree by political, economic, and social conditions in China generally. The PRC government has significant authority to intervene or influence the China operations of an offshore holding company at any time, which could result in a material adverse change to our operations and the value of the Class A Ordinary Shares.

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

If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to assert our contractual rights over the assets of the VIE, and our Class A Ordinary Shares may decline in value or become worthless.

Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China, including those related to VIE. There are currently no relevant laws or regulations in the PRC that prohibit companies whose entity interests are within the PRC from listing on overseas stock exchanges. The VIE Agreements have not been tested in a court of law in China as of the date of this annual report. Although we believe that our corporate structure and contractual arrangements comply with current applicable PRC laws and regulations, in the event that PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to assert our contractual rights over the assets of the VIE, and our Class A Ordinary Shares may decline in value or become worthless.

We may have difficulty in enforcing any rights we may have under the VIE Agreements in PRC.

As all of the VIE Agreements with Taizhou Suxuantang are governed by the PRC laws and provide for the resolution of disputes through arbitration in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in the United States. As a result, uncertainties in the PRC legal system could further limit our ability to enforce these VIE Agreements. Furthermore, these VIE Agreements may not be enforceable in China if PRC government authorities or courts take a view that such VIE Agreements contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event we are unable to enforce these VIE Agreements, we may not be able to exert effective control over Taizhou Suxuantang, and our ability to conduct our business may be materially and adversely affected. Our Class A Ordinary Shares may decline in value or become worthless if we are unable to assert your contractual control rights over the assets of the VIE that conduct all or substantially all of our operations.

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

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent we need to convert USD we received from our IPO into Renminbi for our operations, appreciation of the Renminbi against the USD would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into USD for the purpose of making payments for dividends on our Class A Ordinary Shares or for other business purposes, appreciation of the USD against the Renminbi would have a negative effect on the USD amount available to us.

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

Substantially all of our revenues and costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into USD. To the extent that we need to convert USD we received from our IPO into Renminbi for our operations, appreciation of the Renminbi against the USD would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into USD for the purpose of making payments for dividends on our Class A Ordinary Shares or for other business purposes, appreciation of the USD against the Renminbi would have a negative effect on the USD amount.

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

If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Currently, we do not have any non-China source income, as we conduct our sales, including export sales, in China. Second, under the EIT Law and its implementing rules, dividends paid to us from our PRC subsidiaries would be deemed as “qualified investment income between resident enterprises” and therefore qualify as “tax-exempt income” pursuant to the clause 26 of the EIT Law. Finally, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which the dividends we pay with respect to our Class A Ordinary Shares, or the gain our non-PRC stockholders may realize from the transfer of our Class A Ordinary Shares, may be treated as PRC-sourced income and may therefore be subject to a 10% PRC withholding tax. The EIT Law and its implementing regulations are, however, relatively new and ambiguities exist with respect to the interpretation and identification of PRC-sourced income, and the application and assessment of withholding taxes. If we are required under the EIT Law and its implementing regulations to withhold PRC income tax on dividends payable to our non-PRC stockholders, or if non-PRC stockholders are required to pay PRC income tax on gains on the transfer of their shares of Class A Ordinary Shares, our business could be negatively impacted and the value of your investment may be materially reduced. Further, if we were treated as a “resident enterprise” by PRC tax authorities, we would be subject to taxation in both China and such countries in which we have taxable income, and our PRC tax may not be creditable against such other taxes.

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

Changes in the value of the RMB against the U.S. dollar, Euro and other foreign currencies are affected by, among other things, changes in China’s political and economic conditions. Any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on our shares in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering and/or other future financing activities into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of paying dividends on our shares of Class A Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations of the RMB against other currencies may increase or decrease the cost of imports and exports, and thus affect the price-competitiveness of our products against products of foreign manufacturers or products relying on foreign inputs.

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

As of the date of this annual report, we have developed and introduced a diverse range of products, which include 11 Advanced TCMPs that have been produced and marketed, 5 Fine TCMPs, 200 Regular TCMPs, and 200 raw medicinal materials. For the fiscal year ended March 31, 2026, Advanced TCMP accounted for 4.35% of the total revenue, whereas Regular TCMP contributed 95.02% of the total revenue, and Other products made up the remaining 0.63% of total revenue, respectively. For the fiscal year ended March 31, 2025, Advanced TCMP accounted for 14.8% of the total revenue, whereas Regular TCMP contributed 82.9% of the total revenue, respectively. For the fiscal year ended March 31, 2024, Advanced TCMP accounted for 49.1% of the total revenue, whereas Regular TCMP contributed 49.0% of the total revenue, respectively. Our Advanced TCMP includes 11 products, which can be further divided into 7 Directly-Oral-TCMP products, and 4 After-Soaking-Oral-TCMP products. Directly-Oral-TCMP, as the name suggests, has the advantage of being taken orally. After-Soak-Oral TCMP comes as a small, porous, sealed bag that can be immersed in boiling water to make an infusion. Our major Directly-Oral-TCMP are SanQiFen, CuYanHuSuo, XiaTianWu and LuXueJing; our major After-Soaking-Oral-TCMP are ChenXiang, SuMu, ChaoSuanZaoRen, and JiangXiang. For each principal product’s indications and year of commercialization, see “-Our Products.”

Taizhou Suxuantang, the VIE entity, was founded in 2005. Our revenues decreased from $1,740,907 in fiscal year ended March 31, 2025 to $1,138,052 in fiscal year ended March 31, 2026, representing a decrease of 35%. Our net loss increased from $3,030,652 in fiscal year ended March 31, 2025 to $6,205,085 in fiscal year ended March 31, 2026, representing a increase of 88% of net loss during this period. Our revenues decreased from $1,928,497 in fiscal year ended March 31, 2024 to $1,740,907 in fiscal year ended March 31, 2025, representing a decrease of 10%. Our net loss increased from $3,098,532 in fiscal year ended March 31, 2024 to $3,303,652 in fiscal year ended March 31, 2025, representing a increase of 7% of net loss during this period.

As of the date of this annual report, we own 12 Chinese registered trademarks related to our brand “Suxuantang.” In the near future, we plan to increase our efforts in cooperation with universities, research institutes, and R&D agents on joint R&D projects involving TCMP processing methods and quality standard, as well as the training of our researchers.

Our major customers are hospitals, especially TCM hospitals, primarily in the Jiangsu province in China. Another substantial part of our sales is made to pharmaceutical distributors, which then sell our products to hospitals and other healthcare distributors. As of March 31, 2026, our end-customer base includes 46 pharmaceutical companies, 11 chain pharmacies and 12 hospitals in 5 provinces and municipalities in China including Jiangsu, Anhui, Jiangxi, Guangdong and Hubei.

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

We are currently not required to obtain permission from any of the PRC authorities for the trading of Class A Ordinary Shares in foreign stock exchanges. In addition, we, our subsidiaries, and the VIE are not required to obtain permission or approval relating to our Class A Ordinary Shares from the PRC authorities, including the CSRC or CAC, for our subsidiaries or the VIE’s operations.

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

Pursuant to the PRC Cybersecurity Law, which was promulgated by the Standing Committee of the National People’s Congress on November 7, 2016 and took effect on June 1, 2017, personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affects or may affect national security, it should be subject to cybersecurity review by the CAC. On July 30, 2021, the State Council issued Regulation on Protecting the Security of Critical Information Infrastructure, clarifying the definition of critical information infrastructure as “any of network facilities and information systems in important industries and fields—such as public communication and information services, energy, transportation, water conservancy, finance, public services, e-government, and science, technology and industry for national defense—that may seriously endanger national security, national economy and people’s livelihood, and public interests in the event that they are damaged or lose their functions or their data are leaked.” On December 28, 2021, the CAC and other relevant PRC governmental authorities jointly promulgated CAC Revised Measures to replace the original Cybersecurity Review Measures. The CAC Revised Measures took effect on February 15, 2022. Pursuant to the CAC Revised Measures, if critical information infrastructure operators purchase network products and services, or network platform operators conduct data processing activities that affect or may affect national security, they will be subject to cybersecurity review. On November 14, 2021, CAC published the Administration Measures for Cyber Data Security (Draft for Public Comments), or the “Cyber Data Security Measure (Draft)”, which requires cyberspace operators with personal information of more than 1 million users who want to list abroad to file a cybersecurity review with the Office of Cybersecurity Review. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments and risk of network data security after going public overseas. We believe that we are not subject to cybersecurity review with the CAC in accordance with the CAC Revised Measures, because (i) we are not in possession of or otherwise holding personal information of over one million users and it is also very unlikely that it will reach such threshold in the near future; and (ii) as of the date of this annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying it as a critical information infrastructure operator.   However, since these statements and regulatory actions are new, it is uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. exchange.

On February 17, 2023, the CSRC promulgated the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.  According to the Notice on the Administrative Arrangements for the Filing of the Overseas Securities Offering and Listing by Domestic Companies from the CSRC, or “the CSRC Notice,” the domestic companies that have already been listed overseas before the effective date of the Trial Measures (namely, March 31, 2023) shall be deemed as Existing Issuers. Existing Issuers are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC for any subsequent offerings. Based on the foregoing, if in the future we are going to conduct any offering or financing in the U.S., we will complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures. In addition, we have not received any formal inquiry, notice, warning, sanction, or objection from the CSRC with respect our listing on the Nasdaq Capital Market. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. Any failure or perceived failure of us to fully comply with such new regulatory requirements could significantly limit or completely hinder our ability to continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of our securities to significantly decline or be worthless. See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-The Opinions, the Trial Measures, and the revised Provisions recently issued by the PRC authorities may subject us to additional compliance requirements in the future.” Other than the foregoing, as of the date of this annual report, we are not aware of any PRC laws or regulations in effect requiring that we obtain permission from any PRC authorities to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction, or any regulatory objection to the listing and trading of our Class A Ordinary Shares from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operations.

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

During the fiscal years ended March 31, 2026, 2025, and 2024, cash transfers and transfers of other assets between our Company, SXT HK, WFOE, and the VIE were as follows:

For the Year Ended March 31, 2026
No.	Transfer From	Transfer To	Approximate Value ($)	Note
1	The Company	SXT HK	1,062
2	The Company	VIE	3,000,000
3	VIE	WFOE	467,670
4	WFOE	VIE	56,914

For the Year Ended March 31, 2025
No.	Transfer From	Transfer To	Approximate Value ($)	Note
1	The Company	SXT HK	580,000
2	SXT HK	WFOE	579,992
3	SXT HK	VIE	33,682
4	WFOE	VIE	458,016

For the Year Ended March 31, 2024
No.	Transfer From	Transfer To	Approximate Value ($)	Note
1	SXT HK	WFOE	490,785
2	WFOE	VIE	648,587

Dividends or Distributions Made to our Company and U.S. Investors and Tax Consequences

As of the date of this annual report, none of our subsidiaries or the VIE have made any dividends or distributions to our Company and our Company has not made any dividends or distributions to our shareholders. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. Subject to the passive foreign investment company (“PFIC”) rules, the gross amount of distributions we make to investors with respect to our Class A Ordinary Shares (including the amount of any taxes withheld therefrom) will be taxable as a dividend, to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

Subject to the BVI Act and our M&A, our directors may, by resolution, declare dividends at a time and amount as they think fit if they are satisfied, based on reasonable grounds, that, immediately after distribution of the dividend, the value of our assets will exceed our liabilities and we will be able to pay our debts as they fall due.

If we determine to pay dividends on our Class A Ordinary Shares in the future, as a holding company, we will depend on receipt of funds from our WFOE and from the VIE to our WFOE in accordance with the VIE Agreements. Pursuant to the EIT Law and its implementation rules, any dividends paid by WFOE to SXT HK will be subject to a withholding tax rate of 10%. However, if SXT HK is determined by the relevant PRC tax authority to have satisfied the relevant conditions and requirements under the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the “Double Tax Avoidance Arrangement,” and other applicable laws, the 10% withholding tax on the dividends SXT HK receives from WFOE may be reduced to 5%.

Current PRC regulations permit WFOE, our indirect subsidiary, to pay dividends to SXT HK only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our WFOE is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in the PRC is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Furthermore, if our subsidiaries and the VIE in China incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenue from our operations, we may be unable to pay dividends on our Class A Ordinary Shares.

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

Our Products

We currently sell two types of TCMP products: Advanced TCMP and Regular TCMP, for the year ended March 31, 2026 and 2025.

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

We currently have a product-developed portfolio of 11 Advanced TCMP products which have been commercialized, 200 Regular TCMP products, and 200 raw medicinal materials that address a wide variety of diseases and medical indications. All of our products have complied with quality, dosage, safety and efficacy standards of Chinese Pharmacopoeia and have been granted permits issued by the Jiangsu MPA based on product manufacturing scope described in the Pharmaceutical Product Permit and GMP certification, and most of our products are sold on a prescription basis. The following table summarizes the approved indications for our marketed TCMP products and the year in which each such product was first marketed to our distributors.

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

Our major customers are hospitals, especially TCM hospitals primarily in the Jiangsu provinces in China and pharmaceutical wholesalers. The wholesalers distribute our products to hospitals and other healthcare distributors such as Jiuzhoutong Pharmaceutical Co. Ltd. As of March 31, 2026, our end-customer base includes 46 pharmaceutical companies, 11 chain pharmacies and 12 hospitals in 5 provinces and municipalities in China including Jiangsu, Anhui, Jiangxi, Guangdong and Hubei.

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

Strong Research and Development Capability

We believe that our research and development capabilities allow us to create innovative TCMP that fulfill our customers’ needs. Although all of our TCMP products are generic TCMP drugs and, these products are innovative in terms of their conventional administration. Our advance TCMPs come in the form of powders or sachets, which make oral administration easier for our customers. This improvement is significant because otherwise TCMP have to be prepared through decoction before use, which has proven to be both inconvenient and overly complex for customers. Our research and development team has demonstrated its success in use of the sophisticated research strategies and modern technologies to develop TCMP products with innovative features that lend us an edge over our major competitors. We have established a strong research and development team of 9 dedicated researchers as of March 31, 2026.  Our R&D Team has successfully developed multiple modernized TCMPs, many of which have already been directly commercialized with our Pharmaceutical Manufacturing Permit, the Pharmaceutical GMP requirements and standards, and China Pharmacopoeia without the need for additional approvals or registrations by the regulatory authorities.

Experienced and Accomplished Leadership Team with a Proven Track Record

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

Employees

As of March 31, 2026, we had a total of 56 full-time employees and no part-time employee. The following table sets forth the breakdown of our employees as of March 31, 2026 by function:

	Number of Employees	% of Total
Function
Technology and Development	9	16%
Operations, Sales and Marketing	8	14%
Product Development	22	39%
General and Administrative	17	31%
Total	56	100%

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

Regulations Relating to Pharmaceutical Industry

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

Registration and Approval of Medicine

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

Pharmaceutical Product Manufacturing

A pharmaceutical manufacturer must obtain a Pharmaceutical Manufacturing Permit from the NMPA’s relevant provincial branch. This permit is valid for five years and is renewable for an additional five-year period upon its expiration. Our current Pharmaceutical Manufacturing Permit, issued by the NMPA, will expire on December 16, 2030.

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

Pharmaceutical Products Packages

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

We have one product not listed on national Medicare Insurance Catalogue, which are Directly-Oral products LuXueJing (which is listed on Medicare Insurance Catalogue of Jiangsu and Guangzhou provinces). The revenue attributable to LuXueJing were $900,701 (RMB 6,455,411), $259,184 (RMB 1,870,351) and $48,478 (RMB 348,787) for the years ended March 31, 2024, 2025 and 2026, respectively.

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

Microbial Limitation Standards on Chinese Medicine Extraction and TCMP

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

National Drug Reference Standard

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

C. Organizational Structure Chart

The following diagram illustrates our corporate structure, including our subsidiaries and consolidated affiliated entities, as of the date of this annual report:

China SXT Pharmaceuticals, Inc.
a British Virgin Islands corporation
100%
China SXT Group Limited
a Hong Kong corporation
Offshore
100%
Offshore
Beijing Suxuantang Biotechnology Co., Ltd. ("WFOE")
a People'sRepublic of China corporation
VIE
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

Our past operating results are not an accurate indication of the lines of business we are principally engaged in currently. Thus, you should consider our future prospects in light of the risks and uncertainties experienced by early-stage companies in evolving markets rather than typical companies of our age. Some of these risks and uncertainties relate to our ability to:

●	attract additional customers and increased spending per customer;

●	increase awareness of our brand and develop customer loyalty;

●	respond to competitive market conditions;

●	respond to changes in our regulatory environment;

●	manage risks associated with intellectual property rights;

●	maintain effective control of our costs and expenses;

●	raise sufficient capital to sustain and expand our business;

●	attract, retain and motivate qualified personnel; and

●	upgrade our technology to support additional research and development of new products.

Results of Operations for the Year Ended March 31, 2026 Compared to the Year Ended March 31, 2025

	For the Years Ended March 31,		Change
	2026	2025	Amount	%
Revenues	$1,138,052	$1,740,907	$(602,855)	(35)
Cost of revenues	(889,350)	(1,373,480)	484,130	(35)
Gross profit	248,702	367,427	(118,725)	(32)

Selling and marketing expenses	(244,185)	(289,859)	45,674	(16)
General and administrative expenses	(7,127,450)	(2,758,047)	(4,369,403)	158
Total operating expenses	(7,371,635)	(3,047,906)	(4,323,729)	142

Loss from operations	(7,122,933)	(2,680,479)	(4,442,454)	166

Interest expense, net	(62,965)	(648,221)	585,256	(90)
Other income (expenses), net	980,813	25,048	955,765	3,816
Total other income (expense), net	917,848	(623,173)	1,541,021	(247)

Loss before income taxes expense	(6,205,085)	(3,303,652)	(2,901,433)	88
Income tax expenses	-	-		-
Net Loss	$(6,205,085)	$(3,303,652)	$(2,901,433)	88

Revenues

We generated revenues primarily from manufacture and sales of the following products: three types of TCMP products, consisting of Advanced TCMP, and Regular TCMP, and others. As compared with the year ended March 31, 2025, our total revenues decreased by $602,855, or 35%, for the year ended March 31, 2026.

The following table sets forth the breakdown of revenues by revenue source for each period presented:

	For the Years Ended March 31,		Change
	2026	2025	Amount	%
Advanced TCMP	$49,516	258,416	$(208,900)	(81)
Regular TCMP	1,081,400	1,442,466	(361,066)	(25)
Others	7,136	40,025	(32,889)	(82)
Total revenues	$1,138,052	$1,740,907	$(602,855)	(35)

Advanced TCMP

Advanced TCMP is comprised of seven Directly-Oral-TCMP products and four After-Soaking-Oral-TCMP products. Both Directly Oral TCMP and After-soaking-oral TCMP are new types of Advanced TCMP.

Revenue from Advanced TCMP accounted for 4% and 15% of the revenue recognized during the years ended March 31, 2026 and 2025, respectively. As compared with the year ended March 31, 2025, our revenue from Advanced TCMP decreased by $208,900, or 81%, for the year ended March 31, 2026. The decrease was primarily the decreased market demand for our Advanced TCMP.

Regular TCMP

We currently manufacture 200 Regular TCMP products listed on China Pharmacopoeia (version 2020) Parts I and IV for hospitals and drug stores in treatment of various diseases or serving as dietary supplements.

Revenue from Regular TCMP accounted for 95% and 83% of the revenue recognized during the years ended March 31, 2026 and 2025, respectively. Revenue from Regular TCMP products decreased by $361,066, or 25%, to $1,081,400 for the year ended March 31, 2026 from $1,442,466 for the year ended March 31, 2025. The decrease in revenue from Regular TCMP products is due to the decreased market demand for our Regular TCMP during the year ended March 31, 2026.

Others

For the years ended March 31, 2026 and 2025, we also generated revenue of $7,136 and $40,025, which represented 1% and 2% of our total revenue, respectively. For the year ended March 31, 2026, the Company generated revenue of $7,136 from sales of raw medicinal materials.

Cost of Revenues

Cost of revenues primarily includes cost of materials, direct labors, overhead, and other related incidental expenses that are directly attributable to the Company’s principal operations. Total cost of revenue decreased by $484,130, to $889,350 for the year ended March 31, 2026 from $1,373,480 for the year ended March 31, 2025.The decrease was in line with the decline in revenue.

Gross Profit

Gross profit decreased by $118,725, or 32%, to $ 248,702 for the year ended March 31, 2026 from $367,427 for the year ended March 31, 2025. Gross margin was 21.9% for the year ended March 31, 2026, compared to 21.1% for the year ended March 31, 2025. The slight increase in our gross margin is mainly due to the modest improvement in gross margin of our Regular TCMP products, compared with the prior fiscal year ended March 31, 2025.

Selling and Marketing Expenses

Selling and marketing expenses primarily consisted of sales staff payroll and welfare expenses, travelling expenses, market development and advertising fees, distribution and promotion expenses. The selling and marketing expenses decreased from $289,859 for the year ended March 31, 2025 to $244,185 for the year ended March 31, 2026, representing an decrease of $45,674, or 16%. The decrease in selling and marketing expenses was mainly due to :(i)the decrease market development and advertising fee from $108,822 for the year ended March 31, 2025 to $89,488 for the year ended March 31, 2026;(ii) Distribution and transportation expenses from $25,184 for the year ended March 31, 2025 to $6,958 for the year ended March 31, 2026.

General and Administrative Expenses

General and administrative expenses primarily consisted of staff payroll and welfare expenses, research and development expenses, professional consulting expense, expected credit loss provision on doubtful accounts, entertainment expenses, travelling expenses, depreciation and amortization expenses for administrative purposes, office supply expenses, credit loss provision and impairment expenses.

For the year ended March 31, 2026, general and administrative expenses increased $4,369,403, or 158%, compared to the year ended March 31, 2025. The increase in our general and administrative expenses is mainly due to the employee incentive of $5,305,739 incurred in the year ended March 31, 2026.

Other Income (Expenses), Net

Interest expenses, net for the year ended March 31, 2025 mainly consisted of accretion of finance cost and interest expense related to the Convertible Note and interest expenses from our borrowings from banks and various individuals. For the year ended March 31, 2025, we recorded amortization of issuance cost and debt discount of $520,787 and interest expenses of $106,238 for the Convertible Notes. For the year ended March 31, 2025, we recorded interest expenses of $21,239 for the other borrowings from banks and individuals. For the year ended March 31, 2026, we recorded interest expenses of $53,307 for the other borrowings from banks and individuals.

Other income for the year ended March 31, 2026 mainly consisted of non-cash gain on forgiveness of income tax payable of $1,053,365, other non-operating income of $4,392 and other non-operating expenses of $76,294. Other expenses for the year ended March 31, 2025 mainly consisted of other non-operating income of $193,639 and other non-operating expenses of $168,591.

Income Tax Expenses

Income tax expenses represented current and deferred income tax expenses derived from income before taxes generated by Suxuantang, the variable interest entity of the Company. Current income tax expenses for the years ended March 31, 2026 and 2025 were Nil and Nil, respectively. Deferred income tax expenses for the years ended March 31, 2026 and 2025 were Nil and Nil, respectively.

Net Loss

As a result of the foregoing, net loss for the year ended March 31, 2026 was $6,205,085, representing an increase of $2,901,433, or 88%, from net loss of $3,303,652, for the year ended March 31, 2025. The increase in net loss was mainly due to the increase in general and administrative expenses.

Results of Operations for the Year Ended March 31, 2025 Compared to the Year Ended March 31, 2024

	For the Years Ended March 31,		Change
	2025	2024	Amount	%
Revenues	$1,740,907	$1,928,497	$(187,590)	(10)
Cost of revenues	(1,373,480)	(1,374,526)	1,046	(0)
Gross profit	367,427	553,971	(186,544)	(34)

Selling and marketing expenses	(289,859)	(433,566)	143,707	(33)
General and administrative expenses	(2,758,047)	(2,635,622)	(122,425)	5
Total operating expenses	(3,047,906)	(3,069,188)	21,282	(1)

Loss from operations	(2,680,479)	(2,515,217)	(165,262)	7

Interest expense, net	(648,221)	(544,279)	(103,942)	19
Other income (expenses), net	25,048	(39,036)	64,084	(164)
Total other expenses, net	(623,173)	(583,315)	(39,858)	7

Loss before income taxes expense	(3,303,652)	(3,098,532)	(205,120)	7
Income tax expenses	-	-	-	-
Net Loss	$(3,303,652)	$(3,098,532)	$(205,120)	7

Revenues

We generated revenues primarily from manufacture and sales of the following products: three types of TCMP products, consisting of Advanced TCMP, and Regular TCMP, and others. As compared with the year ended March 31, 2024, our total revenues decreased by $187,590, or 10%, for the year ended March 31, 2025.

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

General and Administrative Expenses

General and administrative expenses primarily consisted of staff payroll and welfare expenses, research and development expenses, professional fees, entertainment expenses, travelling expenses, depreciation and amortization expenses for administrative purposes, office supply expenses, credit loss provision and impairment expenses. General and administrative expenses of $2,758,047 for the year ended March 31, 2025 mainly consisted of payroll expenses of $273,580, professional fees of $643,053, credit loss for accounts receivable of $263,972 and impairment loss for long-term deposit of $1,006,052. General and administrative expenses of $2,635,622 for the year ended March 31, 2024 mainly consisted of payroll expenses of $828,341, professional fees of $617,365, credit loss for accounts receivable of $283,234, and impairment expense for property, plant and equipment of $422,924.

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

Total assets and liabilities presented on the Company’s consolidated balance sheets, along with the revenue, expenses, and net income shown on the consolidated statement of operations and comprehensive income, as well as the cash flows from operating, investing and financing activities presented on the consolidated statement of cash flows, all substantially present the financial position, operation and cash flow of the VIE. As of March 31, 2026, our VIE accounted for an aggregate of 42% and 96% of our total assets and total liabilities, respectively. As of March 31, 2025, our VIE accounted for an aggregate of 90% and 91% of our total assets and total liabilities, respectively. As of March 31, 2026 and 2025, $17,639,241 and $17,897,875 of cash and cash equivalents were denominated in RMB, respectively.

The following is a selected consolidating schedule depicting the financial position as of March 31, 2026 and 2025, cash flows and results of operations for the years ended March 31, 2026 and 2025 for our Company, our subsidiaries, the VIE and corresponding eliminating adjustments.

Selected Consolidation Schedule of Balance Sheet

As of March 31, 2026

	Parent and Hong Kong	WFOE	VIE	Elimination and Reclassification	Consolidated
Cash, cash equivalents and restricted cash	$10,536,992	$9,933	$17,629,308	$-	$28,176,233
Intercompany receivables	19,479,854	1,529,127	-	(21,008,981)	-
Total Current Assets	30,451,015	1,839,780	23,227,908	(21,008,981)	34,509,722
Investment in Subsidiaries	9,010,734	-	-	(9,010,734)	-
Total Non-current Assets	9,010,734	-	244,852	(9,010,734)	244,852
Intercompany payables	-	-	21,008,981	(21,008,981)	-
Total Liabilities	682,346	195,368	25,178,419	(21,008,981)	5,047,152
Total Shareholders’ Equity	38,779,403	1,644,412	(1,705,659)	(9,010,734)	29,707,422

Selected Consolidation Schedule of Operations and Comprehensive Loss

For the year ended March 31, 2026

	Parent and Hong Kong	WFOE	VIE	Elimination and Reclassification	Consolidated
Revenues	$-	$-	$1,138,052	$-	$1,138,052
Cost of revenues		-	(889,350)	-	(889,350)
Gross profit	-	-	248,702	-	248,702
Total operating expenses	(6,279,660)	(11,597)	(1,080,378)	-	(7,371,635)
Loss from operations	(6,279,660)	(11,597)	(831,676)	-	(7,122,933)
Net (loss) income	(6,279,660)	(25,772)	100,347	-	(6,205,085)
Total Comprehensive Loss	(6,279,660)	(25,772)	977,991	-	(5,327,441)

Selected Consolidation Schedule of Cash Flows

For the year ended March 31, 2026

	Parent and Hong Kong	WFOE	VIE	Elimination and Reclassification	Consolidated
Net cash used in (provided by) operating activities	$(3,983,927)	$8,456	$(41,985)	$-	$(4,017,456)
Net cash used in investing activities	-	-	(1,250,921)	-	(1,250,921)
Net cash provided by financing activities	14,289,361	-	144,160	-	14,433,521

Selected Consolidation Schedule of Balance Sheet

As of March 31, 2025

	Parent and Hong Kong	WFOE	VIE	Elimination and Reclassification	Consolidated
Cash, cash equivalents and restricted cash	$231,557	$1,058	$17,896,817	$-	$18,129,432
Intercompany receivables	16,479,854	7,928,275	-	(24,408,129)	-
Total Current Assets	16,875,580	8,482,686	20,346,354	(24,408,129)	21,296,491
Investment in Subsidiaries	9,010,734	-	-	(9,010,734)	-
Total Non-current Assets	9,010,734	-	367,017	(9,010,734)	367,017
Intercompany payables	-	-	24,408,129	(24,408,129)	-
Total Liabilities	410,433	241,856	29,979,586	(24,408,129)	6,223,746
Total Shareholders’ Equity	25,475,881	8,240,830	(9,266,215)	(9,010,734)	15,439,762

Selected Consolidation Schedule of Operations and Comprehensive Loss

For the year ended March 31, 2025

	Parent and Hong Kong	WFOE	VIE	Elimination and Reclassification	Consolidated
Revenues	$-	$38,264	$1,702,643	$-	$1,740,907
Cost of revenues	-	(19,044)	(1,354,436)	-	(1,373,480)
Gross profit	-	19,220	348,207	-	367,427
Total operating expenses	(579,713)	(3,745)	(2,464,448)	-	(3,047,906)
Loss from operations	(579,713)	(3,745)	(2,097,021)	-	(2,680,479)
Net (loss) income	(1,209,263)	130,378	(2,224,767)	-	(3,303,652)
Total Comprehensive Loss	(1,209,263)	130,378	(2,274,494)	-	(3,353,379)

Selected Consolidation Schedule of Cash Flows

For the year ended March 31, 2025

	Parent and Hong Kong	WFOE	VIE	Elimination and Reclassification	Consolidated
Net cash used in operating activities	$(436,238)	$(299,847)	$(1,609,248)	$-	$(2,345,333)
Net cash provided by investing activities	-	-	63,516	-	63,516
Net cash provided by financing activities	7,949,554	297,851	151,748	-	8,399,153

As of the date of this annual report, we have financed our operations primarily through shareholder capital contributions, and mainly cash used on operating activities. This has resulted in a cash and cash equivalents and restricted cash balance of $28,176,233 as of March 31, 2026, as compared to $18,129,432 as of March 31, 2025. We primarily hold our excess unrestricted cash in short-term interest-bearing bank accounts at financial institutions.

	For the years ended March 31,
	2026	2025	2024
Net cash used in operating activities	$(4,017,456)	$(2,345,333)	(1,928,053)
Net cash used in(provided by ) investing activities	(1,250,921)	63,516	26,423
Net cash provided by (used in) financing activities	14,433,521	8,399,153	(2,624,428)
Effect of exchange rate changes on cash and cash equivalents	881,657	(65,091)	(765,233)
Net increase (decrease) in cash, cash equivalents and restricted cash	10,046,801	6,052,245	(5,291,291)
Cash, cash equivalents and restricted cash at beginning of the year	18,129,432	12,077,187	17,368,478
Cash, cash equivalents and restricted cash at end of the year	$28,176,233	$18,129,432	12,077,187

Cash Flow in Operating Activities

For the year ended March 31, 2026, net cash used in operating activities was $4,017,456, as compared to net cash used in operating activities of $2,345,333 for the year ended March 31, 2025, representing an increase in cash outflow of $1,672,123. The increase in cash outflow in operating activities primarily resulted from the change of the following accounts:

a)	A net loss for the year ended March 31, 2026 of $6,205,085, compared with a net loss of $3,303,652 for the year ended March 31, 2025. Excluding the adjustments of non-cash items, net loss for the year ended March 31, 2026 and 2025 were $1,627,272 and $1,373,598, respectively. This represents a increase in cash outflow of $253,674 for the year ended March 31, 2026, compared with the year ended March 31, 2025.

b)	Change in accounts payable was $0.69 million net cash outflow for the year ended March 31, 2026. For the year ended March 31, 2025, the change in accounts payable was $0.11 million net cash outflow, which led to a $0.58 million increase in net cash outflow from operating activities.

c)	Change in advance to suppliers was $0.55 million net cash outflow for the year ended March 31, 2026. For the year ended March 31, 2025, the change in advance to suppliers was $0.3 million net cash inflow, which led to a $0.25 million increase in net cash outflow from operating activities.

d)	Change in accounts receivable was $0.30 million net cash inflow for the year ended March 31, 2026. For the year ended March 31, 2024, the change in accounts receivable was $0.26 million net cash outflow, which offset a $0.55 million increase in net cash outflow from operating activities.

For the year ended March 31, 2025, net cash used in operating activities was $2,345,333, as compared to net cash used in operating activities of $1,928,053 for the year ended March 31, 2024, representing an increase in cash outflow of $417,280. The increase in cash outflow in operating activities primarily resulted from the change of the following accounts:

a)	A net loss for the year ended March 31, 2025 of $3,303,652, compared with a net loss of $3,098,532 for the year ended March 31, 2024. Excluding the adjustments of non-cash items, net loss for the year ended March 31, 2025 and 2024 were $1,373,598 and $1,546,494, respectively. This represents a decrease in cash outflow of $172,896 for the year ended March 31, 2025, compared with the year ended March 31, 2024.

b)	Change in inventory was $0.01 million net cash outflow for the year ended March 31, 2025. For the year ended March 31, 2024, the change in inventory was $0.22 million net cash outflow, which led to a $0.21 million decrease in net cash outflow from operating activities.

c)	Change in advance to suppliers was $0.30 million net cash outflow for the year ended March 31, 2025. For the year ended March 31, 2024, the change in advance to suppliers was $0.03 million net cash inflow, which led to a $0.33 million increase in net cash outflow from operating activities.

d)	Change in other receivables and other current assets was $0.22 million net cash outflow for the year ended March 31, 2025. For the year ended March 31, 2024, the change in other receivables and other current assets was $0.14 million net cash inflow, which led to a $0.36 million increase in net cash outflow from operating activities.

e)	Change in refund liabilities was $0.16 million net cash outflow for the year ended March 31, 2025. For the year ended March 31, 2024, the change in refund liabilities was $0.11 million net cash inflow, which led to a $0.27 million increase in net cash outflow from operating activities.

Cash Flow in Investing Activities

Net cash used in investing activities totaled $1,250,921 for the year ended March 31, 2026, representing prepayments to suppliers for the acquisition of multiple software copyrights related to AI pharmacy and intelligent business operation platforms.

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

Cash Flow in Financing Activities

For the year ended March 31, 2026, net cash provided by financing activities totaled $14,433,521. This balance mainly consisted of $520,722 in proceeds from borrowings from individual lenders and $14,289,362 in net proceeds from shares purchase agreements, partially offset by $376,563 in repayments of amounts due to related parties.

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

Commitments related to the acquisition of software copyrights. See Note 20 of F page.

Related Parties and Material Related Party Transactions

Please refer to “Item 7.B. Related Party Transactions” and Note 18 of our Consolidated Financial Statements included in this Form 20-F for details of related parties and material related party transactions.

Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. The estimates include but are not limited to: determinations of the useful lives of long-lived assets, estimates of expected credit loss for doubtful accounts, sales return rate, abnormal capacity for inventory production, valuation assumptions in performing asset impairment tests of long-lived assets, the discount rate used for right-of-use assets and lease liabilities calculation, determinations of fair value of convertible notes (liability component, etc.), warrants and income taxes and assessments of unrecognized tax benefits.

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

Name	Age	Position(s)
Feng Zhou	35	Co-Chief Executive Officer and Director
Simon Lim Sze Beng	50	Co- Chief Executive Officer
Xiaodong Pan	49	Chief Financial Officer
Jun Zheng	50	Director
Tong Liu	48	Independent Director
Xiaodong Ji	57	Independent Director
Yong Lip Chee	38	Independent Director

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

Mr. Yong Lip Chee was appointed as our independent director on January 20, 2025. Mr. Yong Lip Chee has a background in sales and client relations within the healthcare sector. Since 2021, Mr. Yong has been an independent sales consultant, advising healthcare companies on market penetration strategies and distributor partnerships. From 2017 to 2021, he served as a sales supervisor at Winner Medical Hong Kong, where he promotes medical consumables products to hospitals and private healthcare medical professionals and related users. He earned a bachelor’s degree in business administration from University Malaya in Malaysia in 2013.

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

Duties of Directors

Under British Virgin Islands law, our directors have a duty to act honestly and in good faith and in what the director believes to be in our best interests. Our directors also have a duty to exercise the care, diligence and skill that a reasonable director would exercise in the same circumstances. See “Description of Class A Ordinary Shares - Differences in Corporate Law” for additional information on our directors’ fiduciary duties under British Virgin Islands law. In fulfilling their duty of care to us, our directors must ensure compliance with our M&A. We have the right to seek damages if a duty owed by our directors is breached.

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

6.B. Compensation

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the year ended March 31, 2026 earned by or paid to our directors and senior management.

Name and Principal Position	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total ($)
Feng Zhou, Co-CEO and Director	50,000	-	-	-	-	-	-	50,000

Simon Lim Sze Beng, Co-CEO(1)

Xiaodong Pan, CFO (2)	50,000	-	-	-	-	-	-	50,000

Junsong Li, Former Independent Director (3)	-	-	-	-	-	-	-	-

Jun Zheng, Director	-	-	-	-	-	-	-	-

Tong Liu, Independent Director (4)	-	-	-	-	-	-	-	-

Xiaodong Ji, Independent Director	-	-	-	-	-	-	-	-

Songfan He, Independent Director (5)	-	-	-	-	-	-	-	-

Yong Lip Chee, Independent Director (6)

(1)	Simon Lim Sze Beng assumed his position of Co-CEO of the Company on January 20, 2025

(2)	Xiaodong Pan assumed his position of CFO of the Company on January 31, 2022.

(3)	Junsong Li resigned from his position of director of the Company on May 9, 2022.

(4)	Tong Liu assumed his position of director of the Company on May 10, 2022.

(5)	Songfan He assumed his position of director of the Company on May 10, 2022 and resigned from his position of director of the Company on January 20, 2025.

(6)	Yong Lip Chee assumed his position of director of the Company on January 20, 2025

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

6.E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our equity shares as of June 30, 2026 by each director and our senior management executives. 32,218,077 Class A Ordinary Shares and 4 Class B Ordinary Shares were issued and outstanding as of June 30, 2026. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to equity shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned.

Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at 178 Taidong Rd North, Taizhou, Jiangsu, China.

	Class A Ordinary Shares Beneficially Owned As of June 30, 2026		Class B Ordinary Shares Beneficially Owned As of June 30, 2026
	Number	Percent	Number	Percent
Directors and Executive Officers:
Feng Zhou(1)	-	-%	4	100%
Xiaodong Pan	-	-	-	-
Jun Zheng	-	-	-	-
Tong Liu	-	-	-	-
Xiaodong Ji	-	-	-	-
Yong Lip Chee	-	-	-	-
All directors and executive officers as a group (6 persons)	-	-%	4	100%
5% shareholder:
Chan Kean Keat	3,600,000	9.42%	-	-
Chin Chee Wen	3,500,000	9.16%	-	-
Chong Ling Shiang	3,600,000	9.42%	-	-
Denny Marthin Tulenan	3,500,000	9.16%	-	-
Phang Tet Sin	3,400,000	8.90%	-	-
Phoong Seng Wai	3,600,000	9.42%	-	-
Syak Nyun Phang	3,500,000	9.16%	-	-
Tantra Kurnawan Bun	3,700,000	9.68%	-	-
Tjhin Bui Min	3,300,000	8.64%	-	-
Tju Hon Khiong	3,300,000	8.64%	-	-

Total share outstanding	32,218,077	100%	4	100%

(1)	Feng Zhou is the 100% owner of Feng Zhou Management Limited and therefore shall be deemed as the beneficial owner of shares held by such entity.

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

On February 22, 2023, the Company entered into a securities purchase agreement (the “2023 SPA”) with Rising Sun Capital Ltd., a limited liability company organized under the laws of Australia, pursuant to which Rising Sun Capital Ltd. agreed to purchase 1,724,138 ordinary shares of the Company, par value $0.08 per share at a per share purchase price of $0.58. The gross proceeds of this transaction are approximately $1 million, which has not received by the Company as of the date of this annual report.  On the same date, Rising Sun Capital Ltd. entered into voting agreements (the “2023 Voting Agreements”) with Mr. Feng Zhou, who beneficially owns 1,732,048 Ordinary Shares (including 1,625,798 ordinary shares he controls via the 2022 Voting Agreement with Mr. Zhijun Xiao dated September 22, 2022) as of the date of February 22, 2023. According to the 2023 Voting Agreement, Rising Sun Capital Ltd. irrevocably grants a power of attorney to, and entrusts Mr. Zhou for the maximum period of time permitted by law, with all of the Investor’s voting rights as a shareholder of the Company, including without limitation, in connection with the election of directors and approval of all corporate transactions which requires the approval of the Company’s shareholders.

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

On July 28, 2025, the Company’s shareholders approved through an EGM an amended and restated memorandum and articles of association to create a new class of Class B Ordinary Shares and re-designation of the existing issued and unissued Ordinary Shares as Class A Ordinary Shares. It was approved to change the Company’s authorized share capital to comprise of a dual class of shares through (i) creating a new class of shares comprising unlimited Class B Ordinary Shares which entitle the holder to fifty (50) votes per Class B Ordinary Share on any resolution of shareholders; (ii) re-designating an aggregate of then issued 532 Ordinary Shares held by Feng Zhou Management Limited into 532 Class B Ordinary Shares (the “Re-designation of Class B Shares”); (iii) re-designating the remaining then issued 116,027,226 Ordinary Shares as 116,027,226 Class A Ordinary Shares with no par value each.

On January 9, 2026, the Company entered into a securities purchase agreement (the “January 2026 Securities Purchase Agreement”) with certain institutional investor in connection with a registered direct offering for the offer and sale of 12,000,000 Class A Ordinary Shares and pre-funded warrants to purchase 54,666,666 Class A Ordinary Shares (“Pre-Funded Warrants”), in the aggregate. Pursuant to the January 2026 SPA, the Company also agreed to, amongst other things, adjustment terms in the Pre-Funded Warrants, issuance of the shares underlying the Pre-Funded Warrants upon the exercise of the Pre-Funded Warrants, in accordance with the terms of the Pre-Funded Warrants, and the Parties agreed to customary representations and warranties and agreements and indemnification rights and obligations. This offering was consummated on January 13, 2026. The Company received net proceeds of approximately $9,110,000 from the Offering, after deducting offering expenses payable by the Company, including placement agent fees, legal fees, and clearing fees.

On April 7, 2026, the Company entered into a securities purchase agreement (the “April 2026 Securities Purchase Agreement”) with certain investors, pursuant to which the Company agreed to sell and issue 2,000,000 Class A Ordinary Shares of the Company. Aggregate gross proceeds to the Company in respect of the offering were approximately $760,000, before deducting other offering expenses payable by the Company.

On May 1, 2026, the Company entered into a Securities Purchase Agreement (the “May 2026 Securities Purchase Agreement”) with several “non-U.S. Persons” (as defined in Regulation S of the Securities Act of 1933, as amended) for a private placement of (i) 3,500,000 A Ordinary Shares and (ii) 3,500,000 warrants (the “Warrants”, the Class A Ordinary Shares underlying such Warrants, the “Warrant Shares”), with each to purchase one (1) Class A Ordinary Share at an exercise price of $1.00 per share. The gross proceeds from this Offering were $3.5 million.

As of June 30, 2026, there were 32,218,077 Class A Ordinary Shares and 4 Class B Ordinary Shares issued and outstanding.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

See Item 6.E., “Share Ownership,” for a description of our major shareholders.

7.B. Related Party Transactions

Nature of relationships with related parties

Name of related parties	Relationship with the Company
Feng Zhou	Major shareholder of the Company, Chief Executive Officer
Jun Zheng	Director of the Company
Xiaodong Ji	Independent Director of the Company
Jiangsu Health Pharmaceutical Investment Co., Ltd.	An entity controlled by Jianping Zhou
Taizhou Su Xuan Tang Chinese Medicine Clinic	An entity controlled by Jianping Zhou
Taizhou Su Xuan Tang Chinese hospital Co., Ltd.	An entity controlled by Jianping Zhou
Jiangsu Sutaitang Online Commercial Co., Ltd.	An entity controlled by Xiaodong Ji

Related party balances

The amounts due from related parties as of March 31, 2026 and 2025 were as follows:

	As of March 31,
	2026	2025

Jiangsu Sutaitang Online Commercial Co., Ltd.	$-	$370,862
Taizhou Su Xuan Tang Chinese hospital Co., Ltd.	-	41,561
Taizhou Su Xuan Tang Chinese Medicine Clinic	-	5,140
Jiangsu Health Pharmaceutical Investment Co., Ltd.	$2,073,369	$-
Total due from related parties	2,073,369	417,563

As of March 31, 2026, the Company had amounts due from related parties of $15,845,588 and amounts due to related parties of $13,772,219. Pursuant to an offsetting agreement with the related parties, these balances are presented on a net basis, resulting in a net amount due from related parties of $2,073,369. These balances are unsecured, interest-free, and repayable on demand.

Material Transactions with Related Parties

1) Revenues generated from related parties

The company sells several TCMP products to related companies based on terms and conditions mutually agreed between the relevant parties. These related party transactions were conducted in the ordinary course of business of the Company.

	For the years ended March 31,
	2026	2025	2024

Taizhou Su Xuan Tang Chinese Hospital Co. Ltd.	-	1,621	25,528
Taizhou Su Xuan Tang Chinese Medicine Clinic	-	1,091	2,232
Taizhou Jiutian Pharmaceutical Co. Ltd.	41	1,589	-
Total revenue generated from related parties	$41	$4,301	$27,760

2) Other related party transactions

On January 1, 2018, the Company entered into a lease agreement with Jiangsu Health Pharmaceutical Investment Co., Ltd. to obtain the right of use for office and warehouse of 3,627 square meters for 10 years for free. The Company recorded right-of-use assets and lease expenses based on the fair value for the lease. For the years ended March 31, 2026, 2025 and 2024, the Company record operating lease expenses were $69,551, $69,343, and $69,819, respectively.

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

Legal Proceedings

See “Item 4. Information on the Company-B. Business Overview-Legal Proceedings.”

Dividends

We have never declared or paid any dividend on our Class A Ordinary Shares and we do not anticipate paying any dividends on our Class A Ordinary Shares in the future. We currently intend to retain all future earnings to finance our operations and to expand our business.

8.B. Significant Changes

Except as disclosed elsewhere in this annual report, no other significant changes to our financial condition have occurred since the date of the annual financial statements contained herein.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

Our Class A Ordinary Shares are listed for trading on the NASDAQ Capital Market under the symbol “SXTC” The shares began trading on January 3, 2019 on the NASDAQ Capital Market.

9.B. Plan of Distribution

Not Applicable.

9.C. Markets

Our Class A Ordinary Shares are currently traded on the NASDAQ Capital Market.

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

Our M&A authorizes us to issue unlimited shares consisting of Class A shares with no par value and Class B shares with no par value of the Company, no par value each. A copy of our M&A, effective on July 28, 2025, which was filed as Exhibit 1.6 to this annual report.

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

On July 28, 2025, the Company’s shareholders approved through an EGM an amended and restated memorandum and articles of association to create a new class of Class B Ordinary Shares and re-designation of the existing issued and unissued Ordinary Shares as Class A Ordinary Shares. It was approved to change the Company’s authorized share capital to comprise of a dual class of shares through (i) creating a new class of shares comprising unlimited Class B Ordinary Shares which entitle the holder to fifty (50) votes per Class B Ordinary Share on any resolution of shareholders; (ii) re-designating an aggregate of then issued 532 Ordinary Shares held by Feng Zhou Management Limited into 532 Class B Ordinary Shares (the “Re-designation of Class B Shares”); (iii) re-designating the remaining then issued 116,027,226 Ordinary Shares as 116,027,226 Class A Ordinary Shares with no par value each.

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

Rights, Preferences and Restrictions of Class A Ordinary Shares. Our directors may (subject to the M&A) authorize dividends at such time and in such amount as they determine. Each Ordinary Share is entitled to one vote. In the event of a liquidation or dissolution of the Company, the holders of Class A Ordinary Shares are (subject to the M&A) entitled to share ratably in all surplus assets remaining available for distribution to them after payment and discharge of all claims, debts, liabilities and obligations of the Company and after provision is made for each class of shares (if any) having preference over the Class A Ordinary Shares if any at that time. There are no sinking fund provisions applicable to our Class A Ordinary Shares. Holders of our Class A Ordinary Shares have no pre-emptive rights. Subject to the provisions of the BVI Act, we may, (subject to the M&A) with shareholder consent, repurchase our Class A Ordinary Shares in certain circumstances provided always that the company will, immediately after the repurchase, satisfy the solvency test. The company will satisfy the solvency test, if (i) the value of the company’s assets exceeds its liabilities; and (ii) the company is able to pay its debts as they fall due.

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

Shareholder Meetings. In accordance with, and subject to, our M&A, (a) any director of the Company may convene meetings of the shareholders at such times as the director considers necessary or desirable (and the director convening a meeting of shareholders may fix as the record date for determining those shareholders that are entitled to vote at the meeting the date notice is given of the meeting, or such other date as may be specified in the notice, being a date not earlier than the date of the notice); and (b) upon the written request of shareholders entitled to exercise thirty percent (30%) (or such lesser percentage that may be accepted by the directors in their absolute discretion) or more of the voting rights in respect of the matter for which the meeting is requested, the directors shall convene a meeting of shareholders. In accordance with, and subject to, our M&A, (a) the director convening a meeting shall give not less than seven (7) days’ notice of a meeting of shareholders to those shareholders whose names on the date the notice is given appear as shareholders in the register of shareholders of the Company and are entitled to vote at the meeting; and the other directors; (b) a meeting of shareholders held in contravention of the requirement to give notice is valid if shareholders holding at least ninety percent (90%) of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute waiver in relation to all of the Class A Ordinary Shares that that shareholder holds; (c) a meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than one third of the votes of the Class A Ordinary Shares or class or series of Class A Ordinary Shares entitled to vote on resolutions of shareholders to be considered at the meeting; and (d) if within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the request of the shareholders, shall be dissolved.

Dividends. Subject to the BVI Act and our M&A, our directors may, by resolution, declare dividends at a time and amount as they think fit if they are satisfied, based on reasonable grounds, that, immediately after distribution of the dividend, the value of our assets will exceed our liabilities and we will be able to pay our debts as they fall due. There is no further BVI law restriction on the amount of funds which may be distributed by us by dividend, including all amounts paid by way of the subscription price for Class A Ordinary Shares regardless of whether such amounts may be wholly or partially treated as share capital or share premium under certain accounting principles. Shareholder approval is not (except as otherwise provided in our M&As) required to pay dividends under BVI law. In accordance with, and subject to, our M&A, no dividend shall bear interest as against the Company (except as otherwise provided in our M&As).

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

Transfer of Shares. Subject to any applicable restrictions or limitations arising pursuant to (i) our M&A; or (ii) the BVI Act, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in any other form which our directors may approve (such instrument of transfer being signed by the transferor and containing the name and address of the transferee). Our M&A also (save as otherwise provided therein) provide that (i) where Class A Ordinary Shares of the Company are listed on the Nasdaq Capital Market or any other stock exchange or automated quotation system on which the Class A Ordinary Shares are then traded (the “Recognised Exchange”), shares may be transferred without the need for a written instrument of transfer if the transfer is carried out in accordance with the law, rules, procedures and other requirements applicable to shares listed on the Recognised Exchange or (ii) shares may be transferred by means of a system utilized for the purposes of holding and transferring shares in uncertified form (the “Relevant System”), and that the operator of the Relevant System (and any other person necessary to ensure the Relevant System is effective to transfer shares) shall act as agent and attorney-in-fact of the Shareholders for the purposes of the transfer of any shares transferred by means of the Relevant System (including, for such purposes, to execute and deliver an instrument of transfer in the name of and on behalf of any Shareholder who is transferring shares).

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

Directors. In accordance with, and subject to, our M&A (including, for the avoidance of any doubt, any rights or restrictions attaching to any Class A Ordinary Shares), (a) the directors are elected by resolution of shareholders or by resolution of directors for such term as the shareholders or directors determine; (b) each director holds office until his disqualification, death, resignation or removal; (c) a director may be removed from office by resolution of directors or resolution of shareholders; (d) a director may resign his office by giving written notice of his resignation to the Company and the resignation has effect from the date the notice is received by the Company at the office of its registered agent or from such later date as may be specified in the notice and a director shall resign forthwith as a director if he is, or becomes, disqualified from acting as a director under the BVI Act; and (e) a director is not required to hold Class A Ordinary Shares as a qualification to office.

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

Shareholder Meetings

BVI		Delaware

●	In accordance with, and subject to, our M&A, (a) any director of the company may convene meetings of the shareholders at such times and in such manner as the director considers necessary or desirable; and (b) upon the written request of shareholders entitled to exercise thirty percent (30%) or more of the voting rights in respect of the matter for which the meeting is requested the directors shall convene a meeting of shareholders	●	May be held at such time or place as designated in the charter or the by-laws, or if not so designated, as determined by the board of directors

●	May be held inside or outside the BVI	●	May be held inside or outside Delaware

●	In accordance with, and subject to, our M&A, (a) the director convening a meeting shall give not less than 7 days’ notice of a meeting of shareholders to those shareholders whose names on the date the notice is given appear as shareholders in the register of members of the company and are entitled to vote at the meeting; and the other directors; and (b) the director convening a meeting of shareholders may fix as the record date for determining those shareholders that are entitled to vote at the meeting the date notice is given of the meeting, or such other date as may be specified in the notice, being a date not earlier than the date of the notice	●	Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any

●	In accordance with, and subject to, our M&A (including, for the avoidance of any doubt, any rights or restrictions attaching to any shares), (a) a shareholder may be represented at a meeting of shareholders by a proxy who may speak and vote on behalf of the shareholder; and (b) the instrument appointing a proxy shall be produced at the place designated for the meeting before the time for holding the meeting at which the person named in such instrument proposes to vote. The notice of the meeting may specify an alternative or additional place or time at which the proxy shall be presented.	●	Any person authorized to vote may authorize another person or persons to act for him by proxy

Shareholder’s Voting Rights

BVI		Delaware

●	In accordance with, and subject to, our M&A (including, for the avoidance of any doubt, any rights or restrictions attaching to any shares), (a) a meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than one third of the votes of the Class A Ordinary Shares or class or series of Class A Ordinary Shares entitled to vote on resolutions of shareholders to be considered at the meeting; and (b) if within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the request of shareholders, shall be dissolved.	●	The charter or bylaws may specify the number to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares shall constitute a quorum

●	In accordance with, and subject to, our M&A (including, for the avoidance of any doubt, any rights or restrictions attaching to any shares), (a) at any meeting of the shareholders, a resolution put to the vote of the meeting shall be decided on a show of hands by a simple majority, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the Chairman; or one or more shareholders present in person or by proxy entitled to vote and who together hold not less than 10 percent of the total voting share issued and having the right to vote on such resolution. Unless a poll is so demanded, a declaration by the Chairman that a resolution has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of or against such resolution; (b)if a poll is duly demanded it shall be taken in such manner as the Chairman directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The demand for a poll may be withdrawn, at the discretion of the Chairman; (c) on a poll, every holder of a voting share present in person or by proxy shall have one vote for every voting share of which he is the holder which confers the right to a vote on the resolution; and (d) in the case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting at which the show of hands takes place, or at which the poll is demanded, shall not be entitled to a second or casting vote. In accordance with the BVI Act, a shareholder resolution is passed if approved by a majority of in excess of 50% or, if a higher majority is required by the M&A, that higher majority, of the votes of those shareholders entitled to vote and voting on the resolution; unless (in either case) the BVI Act or our M&A require a different majority.

●	In accordance with, and subject to, our M&A, (a) the rights attached to Class A Ordinary Shares as specified in the M&A may only, whether or not the company is being wound up, be varied with the consent in writing of the holders of not less than one third of the issued shares of that class and the holders of not less than one third of the issued shares of any other class which may be affected by such variation., except where some other majority is required under our M&A or the BVI Act.	●	Except as provided in the charter documents, changes in the rights of shareholders as set forth in the charter documents require approval of a majority of its shareholders

●	In accordance with, and subject to, our M&A (including, for the avoidance of any doubt, any rights or restrictions attaching to any shares), the company may amend its memorandum or articles by a resolution of shareholders or by a resolution of directors, save that no amendment may be made by a Resolution of directors: (i) to restrict the rights or powers of the shareholders to amend the memorandum or articles; (ii) to change the percentage of shareholders required to pass a Resolution of Shareholders to amend the memorandum or articles; (iii) in circumstances where the memorandum or articles cannot be amended by the shareholders.	●	The certificate of incorporation or bylaws may provide for cumulative voting

Directors

BVI		Delaware

●	In accordance with, and subject to, our M&A, the minimum number of directors shall be one	●	Board must consist of at least one member

●	In accordance with, and subject to, our M&A (including, for the avoidance of any doubt, any rights or restrictions attaching to any Class A Ordinary Shares), (a) the directors are elected by resolution of shareholders or by resolution of directors for such term as the shareholders or directors determine; (b) each director holds office until his disqualification, death, resignation or removal; (c) a director may be removed from office by resolution of directors or resolution of shareholders; (d) a director may resign his office by giving written notice of his resignation to the Company and the resignation has effect from the date the notice is received by the Company at the office of its registered agent or from such later date as may be specified in the notice and a director shall resign forthwith as a director if he is, or becomes, disqualified from acting as a director under the BVI Act; and (e) a director is not required to hold Class A Ordinary Shares as a qualification to office.	●	Number of board members shall be fixed by the by laws, unless the charter fixes the number of directors, in which case a change in the number shall be made only by amendment of the charter

●	Directors do not have to be independent.	●	Directors do not have to be independent

Fiduciary Duties

BVI		Delaware

●	Directors owe duties at both common law and under statute including as follows:	●	Directors and officers must act in good faith, with the care of a prudent person, and in the best interest of the corporation

●	Duty to act honestly and in good faith and in what the director believes to be in the best interests of the company;	●	Directors and officers must refrain from self-dealing, usurping corporate opportunities and receiving improper personal benefits

●	Duty to exercise powers for a proper purpose and directors shall not act, or agree to the Company acting, in a manner that contravenes the BVI Act or the M&A;

●	The BVI Act provides that a director of a company shall, forthwith after becoming aware of the fact that he is interested in a transaction entered into, or to be entered into, by the company, disclose the interest to the board of the company. However, the failure of a director to disclose that interest does not affect the validity of a transaction entered into by the director or the company, so long as the transaction was not required to be disclosed because the transaction is between the company and the director himself and is in the ordinary course of business and on usual terms and conditions. Additionally, the failure of a director to disclose an interest does not affect the validity of the transaction entered into by the company if (a) the material facts of the interest of the director in the transaction are known by the shareholders entitled to vote at a meeting of shareholders and the transaction is approved or ratified by a resolution of shareholders or (b) the company received fair value for the transaction	●	Directors may vote on a matter in which they have an interest so long as the director has disclosed any interests in the transaction

Shareholder’s Derivative Actions

BVI		Delaware

●	Generally speaking, the company is the proper plaintiff in any action. A shareholder may, with the leave of the BVI court, bring proceedings or intervene in proceedings in the name of the company, in certain circumstances. Such actions are known as derivative actions. The BVI court may only grant leave to bring a derivative action where the following circumstances apply:	●	In any derivative suit instituted by a shareholder of a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s stock thereafter devolved upon such shareholder by operation of law

●	the company does not intend to bring, diligently continue or defend or discontinue the proceedings; and	●	Complaint shall set forth with particularity the efforts of the plaintiff to obtain the action by the board or the reasons for not making such effort

●	it is in the interests of the company that the conduct of the proceedings not be left to the directors or to the determination of the shareholders as a whole when considering whether to grant leave, the BVI court is also required to have regard to the following matters:	●	Such action shall not be dismissed or compromised without the approval of the Delaware Court of Chancery

i.	whether the shareholder is acting in good faith;

ii.	whether a derivative action is in the interests of the company, taking into account the directors’ views on commercial matters;

iii.	whether the action is likely to succeed;

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

The Securities Purchase Agreement with certain institutional investor (January 2026)

On January 9, 2026, China SXT Pharmaceuticals, Inc. (the “Company”) entered into a securities purchase agreement (the “January 2026 Securities Purchase Agreement”) with certain institutional investor (“Purchaser,” together with the Company, the “Parties”) in connection with a registered direct offering for the offer and sale of 12,000,000 Class A Ordinary Shares and pre-funded warrants to purchase 54,666,666 Class A Ordinary Shares (“Pre-Funded Warrants”), in the aggregate (such offering, the “Offering”). Pursuant to the January 2026 Securities Purchase Agreement, the Company also agreed to, amongst other things, adjustment terms in the Pre-Funded Warrants, issuance of the shares underlying the Pre-Funded Warrants upon the exercise of the Pre-Funded Warrants, in accordance with the terms of the Pre-Funded Warrants, and the Parties agreed to customary representations and warranties and agreements and indemnification rights and obligations.

The Pre-Funded Warrants have an exercise price of $0.001 per share, and each Pre-Funded Warrant is exercisable for one Class A Ordinary Share (the shares underlying the Pre-Funded Warrants, the “Warrant Shares”). A holder of the Pre-Funded Warrants (“Holder”) will not have the right to exercise any portion of its Pre-Funded Warrants if the Holder, together with its affiliates, would beneficially own in excess of 9.99% of the number of Class A Ordinary Shares outstanding immediately after giving effect to such exercise. The Pre-Funded Warrants will be immediately exercisable (subject to the aforementioned beneficial ownership limitation) and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. The Pre-Funded Warrant may be exercised, in whole or in part, at such time by means of a cashless exercise, under which cashless exercise the Holder is entitled to receive a number of Warrant Shares under the terms of the Pre-Funded Warrants. The exercise price of the Pre-Funded Warrants is subject to adjustment for stock splits, stock dividends, stock combinations, and similar capital transactions or such other event as further described in the Pre-Funded Warrants. As more fully described in the Securities Purchase Agreement, Holders are also entitled to acquire Purchase Rights (as defined in the Pre-Funded Warrants) upon subsequent rights offerings conducted by the Company, are entitled to certain pro rata distributions, and may be issued shares of Common Stock upon the occurrence of a Fundamental Transaction (as defined in the Pre-Funded Warrants).

The Class A Ordinary Shares, the Pre-Funded Warrants, and the Warrant Shares were offered pursuant to the (i) registration statement on Form F-3 (File No. 333-291428) filed with the SEC on November 10, 2025 and became effective by the SEC on December 1, 2025, and the (ii) prospectus supplement filed with the SEC on January 12, 2026.

The Offering was consummated on January 13, 2026. The Company received net proceeds of approximately $9,110,000 from the Offering, after deducting offering expenses payable by the Company, including placement agent fees, legal fees, and clearing fees. The Company intends to use the net proceeds from the Offering for general corporate purposes.

In connection with the Offering, the Company entered into a Placement Agency Agreement (the “Placement Agency Agreement”) on January 9, 2026 with Univest Securities, LLC (“Univest”), pursuant to which Univest agreed to act as the exclusive placement agent in connection with the Offering. As compensation to Univest, the Company paid Univest a cash fee of 7.0% of the aggregate gross proceeds raised in the Offering, a non-accountable expense reimbursement in an amount equal to half percent (0.5%) of the gross proceeds of the Offering, and out-of-pocket expenses, including legal counsel fees and disbursements, in an amount not to exceed an aggregate of $100,000.

The foregoing summaries of the Securities Purchase Agreement, Pre-Funded Warrant, and Placement Agency Agreement do not purport to be complete and are subject to and are qualified in their entirety by copies of such documents filed as Exhibits 10.1, 4.1, and 10.2, respectively to the Current Report on Form 6-K filed with the Commission on January 13, 2026.

The Securities Purchase Agreement with several investors (April 2026)

On April 7, 2026, China SXT Pharmaceuticals, Inc. (the “Company”) entered into a securities purchase agreement (the “April 2026 Securities Purchase Agreement”) with certain investors, pursuant to which the Company agreed to sell and issue 2,000,000 Class A Ordinary Shares of the Company (the “Offering”).

The Class A Ordinary Shares to be issued in the Offering were issued pursuant to (i) the registration statement on Form F-3 (File No. 333-291428) filed with the SEC on November 10, 2025, which became effective on December 1, 2025, and (ii) the prospectus supplement filed with the SEC on April 9, 2026. Aggregate gross proceeds to the Company in respect of the Offering were approximately $760,000, before deducting other offering expenses payable by the Company.

The foregoing descriptions of the April 2026 Securities Purchase Agreement are not complete, and are qualified in their entireties by reference to the full text of such document, a copy of which is filed herewith as Exhibit 10.1 to the Report on Form 6-K filed with the Commission on April 9, 2026.

The Securities Purchase Agreement with certain investors (May 2026)

On May 1, 2026, China SXT Pharmaceuticals, Inc. (the “Company”) entered into a Securities Purchase Agreement (the “May 2026 Securities Purchase Agreement”) with several “non-U.S. Persons” (as defined in Regulation S of the Securities Act of 1933, as amended) (the “Purchasers”) for a private placement (the “Offering”) of (i) 3,500,000 Class A Ordinary Shares and (ii) 3,500,000 warrants (the “Warrants”, the Class A Ordinary Shares underlying such Warrants, the “Warrant Shares”), with each to purchase one (1) Class A Ordinary Share at an exercise price of $1.00 per share. The gross proceeds from this Offering were $3.5 million.

The Warrants contain customary adjustment mechanisms upon corporate actions such as share dividends, share splits and share combinations. The Warrants are exercisable upon issuance and will expire five years from their the issuance date of the Warrants (the “Initial Exercise Date”). The Warrants are exercisable for cash, and they may also be exercised on a cashless basis. Notwithstanding the foregoing, if at any time starting on the 7th calendar day (the “Alternate Cashless Exercise Date”) following the Initial Exercise Date, in lieu of the Class A Ordinary Shares to be issued in a Cashless Exercise pursuant to the formula above, the holder may, by delivery of a Notice of Exercise to the Company, alternatively exchange all, or any part, of the Warrants into such aggregate number of Class A Ordinary Shares equal to the product of (x) nine (9), multiplied by (y) such aggregate number of Class A Ordinary Shares underlying such portion of the Warrants to be exercised as specified in such applicable Notice of Exercise (each, an “Alternate Cashless Exercise”, and such aggregate number of Class A Ordinary Shares to be issued in such applicable Alternate Cashless Exercise, the “Alternate Cashless Exercise Amount”).

The closing of the Offering occurred on May 2, 2026, when all the closing conditions of the Securities Purchase Agreement had been satisfied. The Company issued the Shares and Warrants in exchange for gross proceeds of $3.5 million, before the deduction of customary expenses. The net proceeds to the Company from such Offering shall be used by the Company for working capital and general corporate purposes.

The Shares and Warrants were issued in reliance on Regulation S promulgated under the Securities Act of 1933, as amended, and the Purchasers represented that they were not residents of the United States or “U.S. persons” as defined in Rule 902(k) of Regulation S and were not acquiring the Shares or Warrants for the account or benefit of any U.S. person.

The foregoing description of the Warrants and the May 2026 Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the May 2026 Securities Purchase Agreement, forms of which are attached hereto as Exhibits 4.1 and 10.1 to the Report on Form 6-K filed with the Commission on May 4, 2026.

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

British Virgin Islands Taxation

Under British Virgin Islands law as currently in effect, there is no tax applicable to a holder of Class A Ordinary Shares who is not a resident of the British Virgin Islands on dividends paid with respect to the Class A Ordinary Shares and none of the holders of Class A Ordinary Shares are liable to the British Virgin Islands for income tax on gains realized during that year on sale or disposal of such shares. The British Virgin Islands does not impose a withholding tax on dividends paid by a company incorporated or re-registered under the BVI Act.

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

United States Federal Income Taxation

WE URGE POTENTIAL PURCHASERS OF OUR CLASS A ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR CLASS A ORDINARY SHARES.

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to mark-to-market;

●	U.S. expatriates;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Class A Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting shares (including by reason of owning our Class A Ordinary Shares);

●	persons who acquired our Class A Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation; or

●	persons holding our Class A Ordinary Shares through partnerships or other pass-through entities.

Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Class A Ordinary Shares.

Taxation of Dividends and Other Distributions on our Class A Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the Class A Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Class A Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the British Virgin Islands, clause (1) above can be satisfied only if the Class A Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Class A Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Shares, including the effects of any change in law after the date of this annual report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Class A Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Class A Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Class A Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Class A Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Class A Ordinary Shares for more than one year, you will be eligible for (a) reduced tax rates of 0% (for individuals in the 10% or 15% tax brackets), (b) higher tax rates of 20% (for individuals in the 39.6% tax bracket) or (c) 15% for all other individuals. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

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

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in our initial public offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Class A Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in our initial public offering) on any particular quarterly testing date for purposes of the asset test.

We must make a separate determination each year as to whether we are a PFIC. The proceeds from our initial public offering, together with any other assets held for the production of passive income, it is possible that, for our 2016 taxable year or for any subsequent year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we are treating Taizhou Suxuantang as being owned by us for United States federal income tax purposes, not only because we control their management decisions, but also because we are entitled to the economic benefits associated with Taizhou Suxuantang, and as a result, we are treating Taizhou Suxuantang as our wholly-owned subsidiary for U.S. federal income tax purposes. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Class A Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Class A Ordinary Shares and the amount of cash we raised in our initial public offering. Accordingly, fluctuations in the market price of the Class A Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raised in our initial public offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Class A Ordinary Shares from time to time and the amount of cash we raise in our initial public offering) that may not be within our control. If we are a PFIC for any year during which you hold Class A Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Class A Ordinary Shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Class A Ordinary Shares.

If we are a PFIC for any taxable year during which you hold Class A Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Class A Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Class A Ordinary Shares;

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Class A Ordinary Shares cannot be treated as capital, even if you hold the Class A Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the first taxable year which you hold (or are deemed to hold) Class A Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Class A Ordinary Shares as of the close of your taxable year over your adjusted basis in such Class A Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Class A Ordinary Shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the Class A Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Class A Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A Ordinary Shares. Your basis in the Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “- Taxation of Dividends and Other Distributions on our Class A Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the NASDAQ. If the Class A Ordinary Shares are regularly traded on the NASDAQ and if you are a holder of Class A Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Class A Ordinary Shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Class A Ordinary Shares, including regarding distributions received on the Class A Ordinary Shares and any gain realized on the disposition of the Class A Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Class A Ordinary Shares, then such Class A Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Class A Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Class A Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Class A Ordinary Shares for tax purposes.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Class A Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Class A Ordinary Shares, subject to certain exceptions (including an exception for Class A Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Class A Ordinary Shares.

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

As of March 31, 2026, 2025 and 2024, substantially all of our cash included bank deposits in accounts maintained within the PRC where there is currently no rule or regulation in place for obligatory insurance to cover bank deposits in the event of bank failure. However, we have not experienced any losses in such accounts and we believe we are not exposed to any significant risks on our cash in bank accounts.

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

Based upon that evaluation, our management has concluded that, as of March 31, 2026, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

(b) Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of March 31, 2026.  The assessment was based on criteria established in the framework Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of March 31, 2024, our internal control over financial reporting was not effective due to the existence of the following significant deficiencies and material weaknesses:

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

	Year Ended March 31, 2026	Year Ended March 31, 2025	Year Ended March 31, 2024
Audit fees(1)	$130,000	$130,000	$151,000
Audit related fees(2)	15,000	15,000	30,000
Tax fees(3)	-	-	-
All other fees(4)	-	-	-
TOTAL	$145,000	$145,000	$181,000

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit related fees” means the aggregate fees billed for each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (1).

(3)	“Tax Fees” represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.

(4)	“All Other Fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

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

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

Our Class A Ordinary Shares are listed on the NASDAQ Capital Market, or NASDAQ. As such, we are subject to corporate governance requirements imposed by NASDAQ. Under NASDAQ rules, listed non-US companies such as ourselves may, in general, follow their home country corporate governance practices in lieu of some of the NASDAQ corporate governance requirements. A NASDAQ-listed non-US company is required to provide a general summary of the significant differences to its US investors either on the company website or in its annual report distributed to its US investors.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTION

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

We will be required to comply with disclosure requirements under this Item 16J for the fiscal year ending on March 31, 2026.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

ITEM 19. EXHIBITS

Exhibit		Incorporated by Reference			Filed
Number	Description of Documents	Form	Exhibit No.	Filing Date	Herewith
1.1	Amended and Restated Memorandum and Articles of Association, effective on July 28, 2025	6-K	3.1	July 29, 2025

2.1	Settlement Agreement with FT Global, dated January 18, 2021	6-K	4.1	January 28, 2021

2.2	Description of Registered Securities				X

4.1	Exclusive Business Cooperation Agreement, dated October 13, 2017, between WFOE and Suxuantang	F-1	10.6	December 4, 2017

4.2	Share Pledge Agreement dated October 13, 2017, between WFOE, Di Zhou, Ziquan Zhou, Feng Zhou and Suxuantang	F-1	10.8	December 4, 2017

4.3	Exclusive Option Agreement dated October 13, 2017, between WFOE, Di Zhou, Ziquan Zhou, Feng Zhou and Suxuantang	F-1	10.7	December 4, 2017

4.4	Form of Power of Attorney dated October 13, 2017, between WFOE, Di Zhou, Ziquan Zhou, Feng Zhou and Suxuantang	F-1	10.9	December 4, 2017

4.5	Form of Warrant Issued in Connection with the Settlement Agreement with FT Global	6-K	4.2	January 28, 2021

4.6	2025 Equity Incentive Plan	S-8	4.2	March 28, 2025

4.7	2024 Equity Incentive Plan	S-8	4.2	January 11, 2024

4.8	2022 Equity Incentive Plan	S-8	4.2	March 15, 2022

4.9	Underwriting Agreement, dated January 18, 2022, by and between China SXT Pharmaceuticals, Inc. and Aegis Capital Corp.	6-K	1.1	January 21, 2022

4.10	Form of Warrant Agent Agreement, dated January 18, 2022, by and between China SXT Pharmaceuticals, Inc. and TranShare Corporation.	6-K	4.1	January 21, 2022

4.11	Employment Agreement dated January 31, 2022, by and between China SXT Pharmaceuticals, Inc. and Mr. Xiaodong Pan.	6-K	10.1	January 31, 2022

4.12	Form of Securities Purchase Agreement, dated March 14, 2022, by and between China SXT Pharmaceuticals, Inc. and Streeterville Capital, LLC.	6-K	10.1	March 16, 2022

4.13	Form of Convertible Promissory Note, dated March 16, 2022, issued in connection with the Securities Purchase Agreement with Streeterville Capital, LLC.	6-K	10.2	March 16, 2022

4.14	Form of Securities Purchase Agreement, dated September 22, 2022, by and between China SXT Pharmaceuticals, Inc. and Zhijun Xiao.	6-K	10.1	September 27, 2022

4.15	Form of Securities Purchase Agreement, dated December 19, 2022, by and between China SXT Pharmaceuticals, Inc. and Streeterville Capital, LLC.	6-K	10.1	December 23, 2022

4.16	Form of Convertible Promissory Note, issued in connection with the Securities Purchase Agreement with Streeterville Capital, LLC dated December 19, 2022.	6-K	10.2	December 23, 2022

4.17	Form of Securities Purchase Agreement, dated February 22, 2023, by and between China SXT Pharmaceuticals, Inc. and Rising Sun Capital Ltd.	6-K	10.1	February 28, 2023

4.18	Form of Securities Purchase Agreement, dated March 7, 2023, by and between China SXT Pharmaceuticals, Inc. and Streeterville Capital, LLC.	6-K	10.1	March 23, 2023

4.19	Form of Convertible Promissory Note, dated March 7, 2023, issued in connection with the Securities Purchase Agreement with Streeterville Capital, LLC.	6-K	10.2	March 23, 2023

4.20	Form of Securities Purchase Agreement, dated December 13, 2023, by and between China SXT Pharmaceuticals, Inc. and Streeterville Capital, LLC.	6-K	10.3	May 14, 2024

4.21	Form of Convertible Promissory Note, dated December 13, 2023, issued in connection with the Securities Purchase Agreement with Streeterville Capital, LLC.	6-K	10.6	May 14, 2024

4.22	Form of Securities Purchase Agreement, dated March 27, 2024, by and between China SXT Pharmaceuticals, Inc. and Streeterville Capital, LLC.	6-K	10.2	May 14, 2024

4.23	Form of Convertible Promissory Note, dated March 27, 2024, issued in connection with the Securities Purchase Agreement with Streeterville Capital, LLC.	6-K	10.5	May 14, 2024

4.24	Form of Securities Purchase Agreement, dated May 9, 2024, by and between China SXT Pharmaceuticals, Inc. and Streeterville Capital, LLC.	6-K	10.1	May 14, 2024

4.25	Form of Convertible Promissory Note, dated May 9, 2024, issued in connection with the Securities Purchase Agreement with Streeterville Capital, LLC.	6-K	10.4	May 14, 2024

4.26	Securities Purchase Agreement, dated January 21, 2025, by ad between China SXT Pharmaceuticals, Inc. and certain individuals.	6-K	99.1	January 27, 2025

4.27	Ordinary Share Purchase Warrant, dated January 21, 2025, issued in connection with the Securities Purchase Agreement with certain individuals.	6-K	99.2	January 27, 2025

4.28	Form of Securities Purchase Agreement, dated May 5, 2025, by ad between China SXT Pharmaceuticals, Inc. and an investor.	6-K	10.1	May 13, 2025

4.29	Form of Securities Purchase Agreement, dated May 16, 2025, by ad between China SXT Pharmaceuticals, Inc. and several investors.	6-K	10.1	June 16, 2025

4.30	Form of Ordinary Share Purchase Warrant, dated May 16, 2025, issued in connection with the Securities Purchase Agreement with several investors.	6-K	10.2	June 16, 2025

4.31	Securities Purchase Agreement, dated January 9, 2026, by ad between China SXT Pharmaceuticals, Inc. and certain institutional investors.	6-K	10.1	January 13, 2026

4.32	Form of Pre-Funded Warrant, dated January 9, 2026, issued in connection with the Securities Purchase Agreement with certain institutional investors.	6-K	4.1	January 13, 2026

4.33	Placement Agency Agreement dated January 9, 2026, by and between China SXT Pharmaceuticals, Inc. and Univest Securities, LLC.	6-K	10.2	January 13, 2026

4.34	Form of Securities Purchase Agreement, dated April 7, 2026, by ad between China SXT Pharmaceuticals, Inc. and certain investors.	6-K	10.1	April 9, 2026

4.35	Form of Securities Purchase Agreement, dated May 1, 2026, by ad between China SXT Pharmaceuticals, Inc. and several “non-U.S. Persons.”	6-K	10.1	May 4, 2026

4.36	Form of Warrants, dated May 2, 2026, issued in connection with the Securities Purchase Agreement with several “non-U.S. Persons.”	6-K	4.1	May 4, 2026

4.37	Sales Agreement, dated June 1, 2026, by and between China SXT Pharmaceuticals, Inc. and Univest Securities, LLC.	6-K	1.1	June 1, 2026

8.1	List of Subsidiaries and Consolidated Variable Interest Entities				X

11	Code of Business Conduct and Ethics	20-F	11	August 13, 2024

12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X

12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X

13.1	CEO and CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X

23.1	Consent of Enrome LLP				X

23.2	Consent of ZH CPA, LLC				X

97	Policy relating to recovery of erroneously awarded compensation, as required by applicable listing standards adopted pursuant to 17 CFR 240.10D-1	20-F	97	August 13, 2024

101.INS	Inline XBRL Instance Document				X

101.SCH	Inline XBRL Taxonomy Extension Schema Document				X

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document				X

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document				X

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document				X

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document				X

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on this Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China SXT Pharmaceuticals, Inc.

/s/ Feng Zhou
Name:	Feng Zhou
Title:	Co-Chief Executive Officer

Date: July 1, 2026

CHINA SXT PHARMACEUTICALS, INC.

CONSOLIDATED FINANCIAL STATEMENTS

CHINA SXT PHARMACEUTICALS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

China SXT Pharmaceuticals, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of China SXT Pharmaceuticals, Inc. and its subsidiaries (the “Company”) as of March 31, 2026 and 2025, the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the years ended March 31, 2026 and 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and the results of its operations and its cash flows for the year ended March 31, 2026 and 2025, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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

July 1, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
China SXT Pharmaceuticals, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows of China SXT Pharmaceuticals, Inc. and its subsidiaries (the “Company”) for the year ended March 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended March 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

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

/s/ ZH CPA, LLC

We have served as the Company’s auditor from 2018 to October 2024.

Denver, Colorado

August 13, 2024

CHINA SXT PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS, EXCEPT SHARES DATA)

	As of March 31,
	2026	2025
ASSETS
Current Assets
Cash and cash equivalents	$28,175,865	$18,099,019
Restricted cash	368	30,413
Accounts receivable, net	931,567	1,301,335
Inventories, net	777,059	828,053
Advance to suppliers	2,179,102	301,050
Due from related parties	2,073,369	417,563
Other receivables and other current assets, net	372,392	319,058
Total Current Assets	34,509,722	21,296,491
Non-current Assets
Property, plant and equipment, net	117,103	178,561
Intangible assets, net	6,328	11,808
Right-of-use assets – operating leases – related party	121,421	176,648
Total Non-current Assets	244,852	367,017
TOTAL ASSETS	$34,754,574	$21,663,508

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term borrowings	$355,175	$702,184
Long-term borrowings – current portion	-	8,781
Accounts payable	497,648	1,158,298
Refund liabilities	16,563	53,885
Contract liabilities	104,423	58,627
Accrued expenses and other liabilities	3,304,661	2,937,652
Tax payable	2,871	1,031,407
Operating lease liabilities – current – related party	67,979	61,229
Total Current Liabilities	4,349,320	6,012,063
Non-current Liabilities
Long-term borrowings – non current portion	644,390	96,264
Operating lease liabilities – non-current – related party	53,442	115,419
Total Non-current Liabilities	697,832	211,683
TOTAL LIABILITIES	5,047,152	6,223,746

COMMITMENTS AND CONTINGENCIES	-	-

SHAREHOLDERS’ EQUITY
Ordinary shares, unlimited shares authorized, no par value, 958,077 class A ordinary shares issued and outstanding 4 class B ordinary shares issued as of March 31, 2026 (91,756 shares issued and outstanding as of March 31, 2025)*	64,125,702	44,530,601
Accumulated deficits	(34,220,402)	(28,015,317)
Accumulated other comprehensive loss	(197,878)	(1,075,522)
Total Shareholders’ Equity	29,707,422	15,439,762
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$34,754,574	$21,663,508

*	Retrospectively restated for effect of reverse stock splits on October 5, 2023 and February 25, 2025,and for the Share Consolidation on February 3, 2026.

The accompanying notes are an integral part of these consolidated financial statements.

CHINA SXT PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(IN U.S. DOLLARS, EXCEPT SHARES DATA)

	For the years ended March 31,
	2026	2025	2024

Revenues	$1,138,052	$1,740,907	$1,928,497
Revenues generated from third parties	1,138,011	1,736,606	1,900,737
Revenue generated from related parties	41	4,301	27,760
Cost of revenues	(889,350)	(1,373,480)	(1,374,526)
Gross profit	248,702	367,427	553,971

Operating expenses:
Selling and marketing	(244,185)	(289,859)	(433,566)
General and administrative	(7,127,450)	(2,758,047)	(2,635,622)
Total operating expenses	(7,371,635)	(3,047,906)	(3,069,188)

Operating loss	(7,122,933)	(2,680,479)	(2,515,217)

Other income (expenses):
Interest expenses, net	(62,965)	(648,221)	(544,279)
Other income (expenses), net	980,813	25,048	(39,036)
Total other income (expenses), net	917,848	(623,173)	(583,315)

Loss before income taxes	(6,205,085)	(3,303,652)	(3,098,532)
Income tax expenses	-	-	-

Net loss	(6,205,085)	(3,303,652)	(3,098,532)

Other comprehensive loss:
Foreign currency translation income (loss)	877,644	(49,727)	(828,224)
Comprehensive loss	(5,327,441)	(3,353,379)	(3,926,756)

Loss per ordinary share
Basic and diluted	$(9.13)	$(348.17)	$(4,285.66)
Weighted average number of ordinary shares outstanding
Basic and diluted*	679,648	9,489	723

*	Retrospectively restated for effect of reverse stock splits on October 5, 2023 and February 25, 2025,and for the Share Consolidation on February 3, 2026.

The accompanying notes are an integral part of these consolidated financial statements.

CHINA SXT PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

(IN U.S. DOLLARS, EXCEPT SHARES DATA)

	Shares*	Amount	Additional paid-in capital	Accumulated deficits	Accumulated other comprehensive loss	Total equity
Balance as of March 31, 2023	381	$913,785	$35,588,214	$(21,613,133)	$(197,571)	$14,691,295

Net loss	-	-	-	(3,098,532)	-	(3,098,532)
Share issuance due to reverse-split round up	36	-	-	-	-	-
Shares issued as employee incentives	154	370,632	(18,532)	-	-	352,100
Issuance of shares for convertible notes	1,278	3,067,873	(254,066)	-	-	2,813,807
Elimination of par value	-	35,315,616	(35,315,616)	-	-	-
Foreign currency translations	-	-	-	-	(828,224)	(828,224)
Balance as of March 31, 2024	1,849	$39,667,906	$-	$(24,711,665)	$(1,025,795)	$13,930,446

Net loss	-	-	-	(3,303,652)	-	(3,303,652)
Issuance of shares for convertible notes	2,972	2,102,704	-	-	-	2,102,704
Shares issued under shares purchase agreements	86,667	2,759,991	-	-	-	2,759,991
Share issuance due to reverse-split round up	268	-	-	-	-
Foreign currency translations	-	-	-	-	(49,727)	(49,727)
Balance as of March 31, 2025	91,756	$44,530,601	$-	$(28,015,317)	$(1,075,522)	$15,439,762
Net loss	-	-	-	(6,205,085)	-	(6,205,085)
Shares issued under shares purchase agreements	668,000	5,179,382		-	-	5,179,382
Shares issued as employee incentives	13,763	5,305,739		-	-	5,305,739
Issuance of shares and pre-funded warrants	184,444	9,109,980		-	-	9,109,980
Share issuance due to reverse-split round up	118	-	-	-	-	-
Foreign currency translations	-	-	-	-	877,644	877,644
Balance as of March 31, 2026*	958,081	64,125,702	-	(34,220,402)	(197,878)	29,707,422

*	Retrospectively restated for effect of reverse stock splits on October 5, 2023 and February 25, 2025,and for the Share Consolidation on February 3, 2026.

The accompanying notes are an integral part of these consolidated financial statements.

CHINA SXT PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

	For the years ended March 31,
	2026	2025	2024
Cash Flows from Operating Activities:
Net loss from operations	$(6,205,085)	$(3,303,652)	$(3,098,532)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization expenses	73,668	82,297	203,247
Expected credit loss	128,265	263,972	283,234
Allowance for long-term deposit		1,006,052	-
Inventory impairment provision	53,955	(22,863)	(72,057)
Loss from disposal of property, plant and equipment	-	10,466	-
Property, plant and equipment impairment	-	-	401,995
Construction in progress impairment	-	-	20,929
Convertible notes - Accretion of financing cost	-	520,787	292,771
Share-based compensation	5,305,739	-	352,100
Depreciation of right-of-use assets	69,551	69,343	69,819
Non-cash gain on forgiveness of income tax payable	(1,053,365)

Changes in operating assets and liabilities:
Accounts receivable	291,134	(257,085)	(321,422)

Inventory	36,219	(14,530)	(219,646)
Advance to suppliers	(545,809)	(287,824)	29,356
Other receivables and other current assets	(59,438)	(223,477)	143,175
Amount due from related parties	(1,611,676)	-	-
Accounts payable	(693,481)	(114,081)	(29,254)
Refund liabilities	(38,469)	(159,502)	107,883
Contract liabilities	40,984	(128,813)	30,441
Tax payable	15,822	(15,842)	1,562
Operating lease liability – related party lease	(69,551)	(69,343)	(69,819)
Accrued expenses and other current liabilities	244,081	298,762	(53,835)
Net cash used in operating activities	(4,017,456)	(2,345,333)	(1,928,053)

Cash Flows from Investing Activities:
Purchase of property, plant and equipment	-	(2,023)	(7,063)
Deposits paid for purchase of intangible assets	(1,250,921)	-	-
Cash received from disposal of property, plant and equipment	-	65,539	-
Collection of deposit - Huangshan Panjie	-	-	33,486
Net cash (used in) provided by investing activities	(1,250,921)	63,516	26,423

Cash Flows from Financing Activities:
Proceeds from borrowings	520,722	258,003	433,927
Repayment of borrowings	(376,563)	(78,118)	(78,654)
Repayment from (Advances to) related parties	-	5,839,277	(2,205,254)
Repayment to related parties	-	-	(1,727,418)
Proceeds from convertible note	-	1,595,000	1,063,333
Repayment of convertible notes	-	(1,840,000)	-
Payment of convertible note issuance cost	-	(135,000)	(110,362)
Net proceeds from shares purchase agreements	14,289,362	2,759,991	-
Net cash provided by (used in) financing activities	14,433,521	8,399,153	(2,624,428)
Effect of exchange rate changes on cash and cash equivalents	881,657	(65,091)	(765,233)
Net increase (decrease) in cash, cash equivalents and restricted cash	10,046,801	6,052,245	(5,291,291)
Cash, cash equivalents and restricted cash at the beginning of the year	18,129,432	12,077,187	17,368,478
Cash, cash equivalents and restricted cash at the end of the year	$28,176,233	$18,129,432	$12,077,187

Supplemental disclosures of cash flows information:
Cash paid for interest expense	$21,451	$21,239	$24,533
Non-cash transactions:
Issuance of shares for convertible note principal and interest partial settlement	$-	$2,102,704	$2,813,807
Non-cash settlement between balances of accounts receivable and due to related parties	$-	$-	$1,235,290
Non-cash settlement between balances of due from related parties and due to related parties	$-	$8,993,443	$6,080,971
Non-cash settlement between balances of long-term deposit and due to related parties	-	7,267,770	-
Disposal of property, plant and equipment	$-	$76,005	$-

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

The following diagram illustrates our corporate structure, including our subsidiary and consolidated variable interest entity as of the date of the financial statements:

China SXT Pharmaceuticals, Inc.
a British Virgin Islands corporation
100%
China SXT Group Limited
a Hong Kong corporation
Offshore
100%
Offshore
Beijing Suxuantang Biotechnology Co., Ltd. ("WFOE")
a People'sRepublic of China corporation
VIE
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

Risks associated with the VIE structure

The Group believes that the contractual arrangements with its VIEs and the shareholders of its VIEs are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Group’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Group’s PRC subsidiary and VIEs;

●	discontinue or restrict the operations of any related-party transactions between the Group’s PRC subsidiary and VIEs;

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTITIVIES (CONTINUED)

Risks associated with the VIE structure (continued)

●	limit the Group’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Group’s PRC subsidiary and VIEs may not be able to comply;

●	require the Group or the Group’s PRC subsidiary and VIEs to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Group’s use of the proceeds from public offering to finance the Group’s business and operations in China.

The Group’s ability to conduct its financial service businesses may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Group may not be able to consolidate its VIEs in its consolidated financial statements as it may lose the ability to exert effective control over the VIEs and their shareholders and it may lose the ability to receive economic benefits from the VIEs. The Group, however, does not believe such actions would result in the liquidation or dissolution of the Group, its PRC subsidiary and its VIEs.

The Group, China SXT Group Limited (“SXT HK”) and Beijing Suxantang Biotechnology Co. Ltd. (the “WFOE”) are essentially holding companies and do not have active operations as of March 31, 2026 and 2025. As a result, total assets and liabilities presented on the Consolidated Balance Sheets and revenue, expenses, and net income presented on the Consolidated Statement of Comprehensive Income as well as the cash flows from operating, investing and financing activities presented on the Consolidated Statement of Cash Flows are substantially the financial position, operation and cash flow of the Group’s VIE, Jiangsu Taizhou Suxuantang Pharmaceutical Co., Ltd. (“Taizhou Suxuantang”). The Group has not provided any financial support to the VIE for the years ended March 31, 2026 and 2025.

The table sets forth the assets and liabilities of the VIEs included in the Group’s consolidated balance sheets:

	As of March 31,
	2026	2025
ASSETS
Current Assets
Cash and cash equivalents	$17,629,104	$17,866,902
Restricted cash	203	29,915
Accounts receivable, net	931,567	1,301,335
Inventories, net	775,951	816,195
Advance to suppliers	1,909,102	301,050
Due from related parties	1,896,225	-
Other receivables and other current assets, net	85,756	30,957
Total Current Assets	23,227,908	20,346,354
Non-current Assets
Property, plant and equipment, net	117,103	178,561
Intangible assets, net	6,328	11,808
Right-of-use assets – operating leases – related party	121,421	176,648
Total Non-current Assets	244,852	367,017
TOTAL ASSETS	$23,472,760	$20,713,371

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term borrowings	$184,836	$549,046
Accounts payable	497,648	1,423,836
Refund liabilities	16,563	53,885
Contract liabilities	74,922	58,145
Accrued expenses and other liabilities	2,626,787	2,170,813
Tax payable	2,871	1,042,820
Operating lease liabilities – current – related party	67,979	61,229
Amount due to the subsidiaries of the Group	21,008,981	24,408,129
Total Current Liabilities	24,480,587	29,767,903
Non-current Liabilities
Long-term borrowings– non current portion	644,390	96,264
Operating lease liabilities – non-current – related party	53,442	115,419
Total Non-current Liabilities	697,832	211,683
TOTAL LIABILITIES	25,178,419	29,979,586

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTITIVIES (CONTINUED)

Risks associated with the VIE structure (continued)

The table sets forth the results of operations of the VIE before the elimination of the intra-company transactions included in the Group’s consolidated statements of comprehensive income/(loss):

	For the years ended March 31,
	2026	2025	2024

Revenues	$1,138,052	$1,702,643	$1,928,497
Net income (loss)	100,347	(2,224,767)	(1,842,498)

The table sets forth the cash flows of the VIE included in the Group’s consolidated statements of cash flows:

	For the years ended March 31,
	2026	2025	2024
Net cash used in operating activities	$(41,985)	$(1,609,248)	(1,243,891)
Net cash (used in) provided by investing activities	(1,250,921)	63,516	26,423
Net cash provided by (used in) financing activities	144,160	151,748	(2,980,933)

Under the VIE Arrangements, the Group has the power to direct activities of VIE and can have assets transferred out of VIE. Therefore, the Group considers that there is no asset in VIE that can be used only to settle obligations of VIE, except for registered capital and PRC statutory reserves, if any. As VIE is incorporated as limited liability Group under the Group Law of the PRC, creditors of the VIE do not have recourse to the general credit of the Group for any of the liabilities of VIE. Accordingly, the accounts of VIE and its subsidiaries are consolidated in the accompanying consolidated financial statements. In addition, its financial positions and results of operations are included in the Group’s consolidated financial statements.

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

Translation of amounts from the local currencies of the Company into US$ has been made at the following exchange rates for the respective periods:

	March 31, 2026	March 31, 2025	March 31, 2024

Balance sheet items, except for equity accounts	6.8980	7.2567	7.2203
Items in the statements of operations and comprehensive income (loss), and statements of cash flows	7.1947	7.2163	7.1671

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

Changes in facts and circumstances may cause the Company to revise its estimates. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. The following are some of the areas requiring significant judgments and estimates as of March 31, 2026 and 2025  : determinations of the useful lives of long-lived assets, estimates of expected credit loss for accounts receivable and other receivables, estimates of inventories write-down, sales return rate, the discount rate used for right-of-use assets and lease liabilities calculation, and  income taxes and assessments of unrecognized tax benefits.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair values of financial instruments

ASC Topic 825, Financial Instruments (“Topic 825”) requires disclosure of fair value information of financial instruments, whether or not recognized in the balance sheets, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Topic 825 excludes certain financial instruments and all non financial assets and liabilities from its disclosure requirements. Accordingly, the aggregate fair value amounts do not represent the underlying value of the Company.

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

As of March 31, 2026 and 2025, financial instruments of the Company primarily comprised of cash and cash equivalents, restricted cash, accounts receivables, receivables and other current assets, short-term borrowings, long-term borrowings, accounts payable, and accrued expenses and other expense, lease liabilities and other liabilities.     For lease liabilities, fair value approximates their carrying value at the year-end as the interest rates used to discount the host contracts approximate market rates. The carrying amounts of these financial instruments approximated their fair values because of their generally short maturities. For long-term borrowings, carrying amounts also approximate fair value as they bear interest at market rates, which are consistent with the rates that would be applied in a current market transaction between willing parties.

The Company noted no transfers between levels during any of the periods presented. The Company did not have any instruments that were measured at fair value on a recurring nor non-recurring basis as of March 31, 2026 and 2025.

Cash and cash equivalents

The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. The Company maintains most of the bank accounts in the PRC (including HongKong SAR).

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

As of March 31, 2026 and 2025, the Company assessed the recoverability of its accounts receivable and recorded an allowance of $1,940,634 and $2,082,442, respectively.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Inventories

Inventories primarily include raw materials and finished goods.

Inventories are stated at the lower of cost or net realizable value. Cost is determined by the weighted-average method. Raw material cost is based on purchase costs while work-in-progress and finished goods comprise direct materials, direct labor and an allocation of manufacturing overhead costs. Net realizable value represents the anticipated selling price, net of distribution cost, less estimated costs to completion for inventories. The Company regularly assesses inventory obsolescence by reviewing inventory aging, historical turnover rates, and expected future demand based on sales forecasts and market conditions. Slow-moving or obsolete items are identified and written down to their net realizable value. As of March 31, 2026 and 2025, the Company assessed the net realizable value of its inventories and record a provision of $139,542 and $56,414, respectively.

Advance to suppliers

Advance to suppliers represent amounts advanced to suppliers for future purchases of raw materials and for other services. The suppliers usually require advance payments when the Company makes purchase or orders service, and the advanced payments will be utilized to offset the Company’s future payments. These amounts are unsecured, non-interest bearing and generally short-term in nature.The Company has entered into contracts for software copyrights with future installment payment obligations. See Note 20 – Commitments and Contingencies for details of material capital commitments.

Allowances are recorded when utilization and collection of amounts due are in doubt. Delinquent prepayments are written-off after management has determined that the likelihood of utilization or collection is not probable and known bad debts are written off against the allowances when identified. As of March 31, 2026 and 2025, the Company record no allowances for advance to suppliers balances, respectively.

Accounts Payable

Accounts payable represent unsecured, non-interest-bearing obligations to suppliers for goods and services acquired in the ordinary course of business by our VIE entities. Accounts payable are recognized upon delivery of goods or rendering of services and initially measured at invoice amounts. Supplier payment terms are generally within one year; accordingly, balances are stated at cost (which approximates fair value) and classified as current liabilities. RMB payables are translated to U.S. dollars at period-end exchange rates. Prepayments to suppliers are separately classified and not offset against trade payables without a contractual set-off right.

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

Property, plant and equipment, net

Property, plant and equipment are stated at cost. The straight-line depreciation method is used to compute depreciation over the estimated useful lives of the assets, as follows:

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

The Company follows ASC Topic 350 in accounting for intangible assets, which requires impairment losses to be recorded when indicators of impairment are present and the undiscounted cash flows estimated to be generated by the assets are less than the assets’ carrying amounts. For the years ended March 31, 2026 and 2025, the Company recorded no impairment of intangible assets.

Impairment of long-lived assets

Long-lived assets primarily include property, plant and equipment, and intangible assets. In accordance with the provision of ASC Topic 360-10-5, “Impairment or Disposal of Long-Lived Assets”, the Company generally conducts its annual impairment evaluation to its long-lived assets, usually in the fourth quarter of each year, or more frequently if indicators of impairment exist, such as a significant sustained change in the business climate. The recoverability of long-lived assets is measured at the reporting unit level, which is an operating segment or one level below an operating segment. If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying amount of the asset. The Company record impairment losses for property, plant and equipment of $Nil and $Nil for the years ended March 31, 2026 and 2025, respectively.

Borrowings and Borrowing Costs

The Company records short-term and long-term borrowings at amortized cost. Borrowings bear interest at market contractual rates. Interest expenses, are recognized in profit or loss as incurred. Borrowing costs directly attributable to the acquisition or construction of qualifying assets are capitalized to the cost of such assets until the assets are ready for their intended use; all other borrowing costs are expensed immediately.

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

The product return provisions are estimated based on (1) historical rates, (2) specific identification of outstanding returns not yet received from customers and outstanding discounts and claims and (3) estimated returns, discounts and claims expected, but not yet finalized with customers. These estimates require judgment and are updated regularly based on actual experience and trends. Changes in return estimates are accounted for prospectively and reflected in revenue in the period of change. The Company recognizes refund obligations as a liability and, when applicable, recognizes a corresponding asset for the right to recover products expected to be returned by customers, which is included in Inventory. As of March 31, 2026 and 2025, sales return provision recorded in refund liabilities were $16,563 and $53,885, respectively.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (continued)

We generated revenues primarily from manufacture and sales of the following products: three types of TCMP products, consisting of Advanced TCMP, Regular TCMP, and others.

The following table sets forth the breakdown of revenues by revenue source for each period presented:

	For the Years Ended March 31,
	2026	2025
Advanced TCMP	$49,516	258,416
Regular TCMP	1,081,400	1,442,466
Others	7,136	40,025
Total revenues	$1,138,052	$1,740,907

The contract liabilities of the Company consist of advance payments from customers. The contract liabilities are reported in a net position on a customer-by-customer basis at the end of each reporting period. Contract liabilities were recognized when the Company receives prepayment from customers resulting from purchase order. Contract liabilities will be recognized as revenue when the controls of products are transferred to customers. As of March 31, 2026 and 2025, the Company record advance from customers of $104,423 and $58,627, respectively.

The Company does not have amounts of contract assets since revenue is recognized as control of goods is transferred.

For the years ended March 31, 2026, 2025 and 2024, the Company did not have any significant incremental costs of obtaining contracts with customers incurred or costs incurred in fulfilling contracts with customers within the scope of ASC Topic 606, that shall be recognized as an asset and amortized to expenses in a pattern that matches the timing of the revenue recognition of the related contract.

Cost of revenue

Cost of revenue consists primarily of cost of materials, direct labors, overhead, and other related incidental expenses that are directly attributable to the Company’s principal operations.

Market development fees

Market development fees relate mainly to market development and advertisements of our pharmaceutical products. For the years ended March 31, 2026 and 2025, marketing and advertising expenses are $89,488 and $108,822, respectively, which are included in selling expenses in our consolidated statements of operations and comprehensive income.

Share-based Compensation

The Company recognizes stock-based compensation expense on a straight-line basis over the applicable requisite service period, based on the grant-date fair value of the award. To the extent a stock-based award is subject to performance conditions, the amount of expense recorded in a given period, if any, reflects the Company’s assessment of the probability of achieving the performance targets.

Fair value of stock options subject to the Company’s employee stock purchase plan are estimated using the Black-Scholes valuation model; fair value of restricted stock unit (“RSU”) awards is based on the closing market price on the day preceding the grant. The company’s accounting treatment of forfeiture expenses reversals is at the forfeiture date and does not estimate future forfeitures prior to their actual occurrence.

Shares to be issued upon the exercise of stock options or the requisite service period of stock awards will come from newly issued shares.

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

The Company adopts ASC 740-10-25 “Income Taxes” which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. The Company did not have significant unrecognized uncertain tax positions, or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of March 31, 2026 and 2025.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Comprehensive income

Comprehensive income includes net income and foreign currency adjustments. Comprehensive income is reported in the consolidated statements of operations and comprehensive income. Accumulated other comprehensive income, as presented on the balance sheets are the cumulative foreign currency translation adjustments. As of March 31, 2026 and 2025, the Company recorded accumulated other comprehensive loss balances of $197,878 and $1,075,522, respectively.

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

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker, which is a strategic committee comprised of members of the Company’s management team. In the respective periods presented, the Company had one single operating and reportable segment, namely the manufacture and distribution of TCMP. Although TCMP consist of different business units of the Company, information provided to the chief operating decision-maker is at the revenue level and the Company does not allocate operating costs or assets across business units, as the chief operating decision-maker does not use such information to allocate resources or evaluate the performance of the business units. As the Company’s long-lived assets are all located in the PRC and all of the Company’s revenue is derived from within the PRC, no geographical information is presented.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Loss per share

Loss per share is calculated in accordance with ASC 260 Earnings per Share. Basic loss per share is computed by dividing the net loss attributable to shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted loss per share is computed in accordance with the treasury stock method and based on the weighted average number of ordinary shares and dilutive ordinary share equivalents. Dilutive ordinary share equivalents are excluded from the computation of diluted loss per share if their effects would be anti-dilutive. There were no dilutive ordinary share equivalents outstanding during the years ended March 31, 2026 and 2025.

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

Significant risks and uncertainties

Credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, accounts receivable, other receivables, advances to suppliers. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of March 31, 2026 and 2025 the Company held cash and cash equivalents of $28,176,233 and $18,129,432, respectively, which were primarily deposited in financial institutions located in Mainland China, which were uninsured by the government authority. To limit exposure to credit risk relating to deposits, the Company primarily place cash deposits with large financial institutions in China which management believes are of high credit quality. The Company’s operations are carried out in Mainland China. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic, and legal environments in the PRC as well as by the general state of the PRC’s economy. In addition, the Company’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other factors.

The Company conducts credit evaluations of its customers and suppliers and generally does not require collateral or other security from them. The Company use a loss rate method to estimate the allowance for credit losses. For those past due balances over one year and other higher risk receivables identified by the Company are reviewed individually for collectability. The Company evaluates the expected credit loss of receivables based on historical collection experience, the financial condition of its customers and assumptions for the future movement of different economic drivers and how these drivers will affect each other. The Company writes off potentially uncollectible receivables against the allowance for credit losses if it is determined that the amounts will not be collected or if a settlement with respect to a disputed receivable is reached for an amount that is less than the carrying value. As of March 31, 2026 and 2025, the Company record expected credit loss of $1,940,634 and $2,082,442 for accounts receivable, respectively.

Liquidity risk

The Company is also exposed to liquidity risk which is risk that it is unable to provide sufficient capital resources and liquidity to meet its commitments and business needs. Liabilities that potentially subject the Company to significant concentration of liquidity risk primarily consist of loans and borrowings (current and non-current portion), accounts payable, amounts due to related parties, and accrued expenses and other liabilities. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, the Company will turn to other financial institutions and the owners to obtain short-term funding to meet the liquidity shortage.

Interest Rate Risks

All of the Company’s interest-bearing borrowings carry with fixed interest rate. The Company is not exposed to significant interest rate risk.

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

For the years ended March 31, 2026 and 2025, there were one customer and two customers generated sales which accounted for over 10% of total revenues generated for that year, respectively. The details are as follows:

	For the years ended, March 31,
	2026	2025
Customer A	86.95%	68.72%
Customer B	-%	1.79%

As of March 31, 2026 and 2025, accounts receivable due from these customers as a percentage of consolidated accounts receivable balances were as follows:

	As of March 31,
	2026	2025
Customer A	27.22%	28.25%
Customer B	-%	-%

For the years ended March 31, 2026 and 2025, there were two suppliers and two suppliers which accounted for over 10% of total purchase for that year, respectively. The details are as follows:

	For the years ended, March 31,
	2026	2025
Supplier A	73.25%	53.88%
Supplier B	19.67%	29.57%

As of March 31, 2026 and 2025, accounts payable due to these suppliers as a percentage of consolidated accounts payable balances were as follows:

	As of March 31,
	2026	2025
Supplier C	21.27%	62.51%
Supplier A	22.61%	-%

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent accounting pronouncements

In December 2023, FASB issued Accounting Standards Update (“ASU”) 2023-09, “Income Taxes (Topic 740)” (“ASU 2023-09”). The amendments in ASU 2023-09 address investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. One of the amendments in ASU 2023-09 includes disclosure of, on an annual basis, a tabular rate reconciliation of (i) the reported income tax expense (or benefit) from continuing operations, to (ii) the product of the income (or loss) from continuing operations before income taxes and the applicable statutory federal income tax rate of the jurisdiction of domicile using specific categories, including separate disclosure for any reconciling items within certain categories that are equal to or greater than a specified quantitative threshold of 5%. ASU 2023-09 also requires disclosure of, on an annual basis, the year to date amount of income taxes paid (net of refunds received) disaggregated by federal, state, and foreign jurisdictions, including additional disaggregated information on income taxes paid (net of refunds received) to an individual jurisdiction equal to or greater than 5% of total income taxes paid (net of refunds received). The amendments in ASU2023-09 are effective for annual periods beginning after December 15, 2024, and should be applied prospectively.

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income (Topic 220-40): Expense Disaggregation Disclosures (“ASU 2024-03”). This update requires, among other things, more detailed disclosure about types of expenses in commonly presented expense captions such as cost of sales andselling, general, and administrative expenses, and is intended to improve the disclosures about an entity’s expenses including purchases of inventory, employee compensation, depreciation and amortization. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027.

In January 2025, the FASB issued ASU 2025-01, which clarifies the effective date of ASU 2024-03 for non-calendar year-end entities. ASU 2024-03 and ASU 2025-01 are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted.

In July 2025, the FASB issued ASU 2025-05, which simplifies credit loss measurement for current accounts receivable and contract assets under Topic 326. This standard is effective for all entities for annual reporting periods beginning after December 15, 2025, including interim periods within those fiscal years. Early adoption is permitted.

In December 2025, the FASB issued ASU 2025-11, which enhances interim reporting guidance under Topic 270. For public business entities, ASU 2025-11 is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. For all other entities, it is effective for interim reporting periods within annual reporting periods beginning after December 15, 2028. Early adoption is permitted for all entities.

The Company has evaluated these and other recently issued but not yet effective accounting standards. The Company does not expect their adoption to have a material effect on its financial position, results of operations, or cash flows, and no early adoption is planned at this time.

The Company does not believe other recently issued but not yet effective accounting standards, if recently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income (loss) and comprehensive income (loss) and statements of cash flows.

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following as of March 31, 2026 and 2025:

	As of March 31,
	2026	2025

Accounts receivable – third parties	$2,872,201	$3,383,777
Total accounts receivable, gross	2,872,201	3,383,777
Less: allowance for credit loss	(1,940,634)	(2,082,442)
Accounts receivable, net	$931,567	$1,301,335

Changes of allowance for credit loss for accounts receivable for the fiscal years ended March 31, 2026 and 2025 are as follows:

	For the years ended March 31,
	2026	2025

Beginning balance	$2,082,442	$1,731,517
Allowance for expected credit loss	128,265	263,972
Write-off against allowance	(383,878)	-
Exchange rate difference	113,805	86,953
Ending balance	$1,940,634	$2,082,442

For the years ended March 31, 2026 and 2025, the Company recorded credit loss of $128,265 and $263,972, respectively.

NOTE 4 – INVENTORIES, NET

Inventories as of March 31, 2026 and 2025 consisted of the following:

	As of March 31,
	2026	2025

Raw materials	$276,999	$435,799
Finished goods	639,602	448,668
Allowance for inventories write-down	(139,542)	(56,414)
Total inventories, net	$777,059	$828,053

For the years ended March 31, 2026 and 2025, the Company recorded an inventories write-down of $53,955 and an inventory provision reversal of $22,863, respectively.

NOTE 5 – OTHER RECEIVABLES AND OTHER CURRENT ASSETS, NET

Other receivables and other current assets consisted of the following as of March 31, 2026 and 2025:

	As of March 31,
	2026	2025

Deposits	144,970	137,804
Loan receivables*	97,854	124,712
Other receivables	183,998	108,281
Total other receivables and other current assets, gross	426,822	370,797
Less: allowance for credit loss	(54,430)	(51,739)
Total other receivables and other current assets, net	$372,392	$319,058

*

Loan receivables represent temporary interest-free advances provided by the Company to its employees for short-term personal liquidity needs. These advances are repayable on demand and expected to be fully settled by March 31, 2027

 Changes of allowance for credit loss for other receivables and other current assets, for the fiscal years ended March 31, 2026 and 2025 are as follows:

	For the years ended March 31,
	2026	2025

Beginning balance	$51,739	$52,000
Exchange rate difference	2,691	(261)
Ending balance	$54,430	$51,739

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following as of March 31, 2026 and 2025:

	As of March 31,
	2026	2025

Machinery	$781,541	$742,909
Vehicles	84,758	80,568
Electric equipment	150,778	143,325
Office equipment	80,483	76,505
Leasehold improvement	1,640,872	1,559,764
Total property plant and equipment, at cost	2,738,432	2,603,071
Less: accumulated depreciation	(2,203,651)	(2,027,478)
Less: accumulated impairment	(417,678)	(397,032)
Total property, plant and equipment, net	$117,103	$178,561

Depreciation expenses were $67,843 and $75,059 for the years ended March 31, 2026 and 2025, respectively. For the years ended March 31, 2026 and 2025, the Company recorded no impairment of property, plant and equipment. Movements in accumulated impairment were due to foreign currency translation differences.

For the year ended March 31, 2025, the Company disposed a vehicle with carrying amount of $76,005 (cost of $136,335 and accumulated depreciation of $60,330) for the settlement of car loan balances. The Company received cash of $65,539 and recorded loss from the disposal of property, plant and equipment of $10,466 in other income (expenses), net.

NOTE 7 – INTANGIBLE ASSETS, NET

Intangible assets consisted of the following as of March 31, 2026 and 2025:

	As of March 31,
	2026	2025

Trademark	$44,121	$41,940
Software	34,663	32,950
Total intangible assets, at cost	78,784	74,890
Less: accumulated amortization	(72,456)	(63,082)
Total intangible assets, net	$6,328	$11,808

Amortization expenses were $5,825 and $7,238 for year ended March 31, 2026 and 2025, respectively.

NOTE 8 – OPERATING LEASES

On January 1, 2018, the Company entered into a lease agreement with its related party company to obtain the right of use for office and warehouse of 3,627 square meters for 10 years for free. The Company recorded right-of-use assets and lease expenses based on the fair value for the lease at initial recognition. As the leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company’s lease agreements do not contain any material guarantees or restrictive covenants. The Company does not have any sublease activities.

Operating lease right-of-use assets as of March 31, 2026 and 2025 were as follows:

	As of March 31,
	2026	2025

Office and warehouse	$359,500	$341,730
Less: accumulated depreciation	(238,079)	(165,082)
Total right-of-use assets, net	$121,421	$176,648

The Company recognized depreciation expenses for the operating lease right-of-use assets office and warehouse over the lease period which is 10 years. For the years ended March 31, 2026 and 2025, the depreciation expenses were $69,551 and $69,343, respectively.

Operating lease liabilities as of March 31, 2026 and 2025 consisted of the following:

	As of March 31,
	2026	2025

Office and warehouse	$121,421	$176,648
Total operating lease liabilities, net	$121,421	$176,648

NOTE 8 – OPERATING LEASES (CONTINUED)

Current portion and non-current portion of operating lease liabilities as of March 31, 2026 and 2025:

	As of March 31,
	2026	2025

Non-current portion of operating lease liabilities – related party	$53,442	$115,419
Current portion of operating lease liabilities – related party	67,979	61,229
Total operating lease liabilities	$121,421	$176,648

The discount rate used for the office and warehouse was 5.40%. The remaining lease term for the operating lease was 1.75 years.

Maturity analysis of operating lease liabilities as of March 31, 2026 is as follows:

	Office and warehouse
	RMB	USD

Discount rate at commencement	5.40%	5.40%
Less than one year	500,400	$72,543
Between one to two years	375,300	54,407

Total undiscounted cash flows	875,700	$126,950
Less: imputed interest	(38,139)	(5,529)
Operating lease liabilities	837,561	121,421

The Company had no other operating or financing lease agreements or short-term leases, defined as leases with initial term of 12 months or less, for the years ended March 31, 2026 and 2025.

NOTE 9 – BORROWINGS

Short-term borrowings

Short-term borrowings consisted of the following as of March 31, 2026 and 2025:

	As of March 31,
	2026	2025

Short-term loans from a related party	$-	$13,780
Short-term loans from third-party individuals	355,175	688,404
Total short-term borrowings	$355,175	$702,184

As of March 31, 2026 and 2025, short-term loans from a related party represented the unsecured loan of $Nil and $13,780, respectively, that the Company borrowed from Jun Zheng a director of the Company which have no fixed repayment term and bear interest of 6%. Short-term loans from third-party individuals represented the unsecured loans of $355,175 and $688,404 the Company borrowed from several unaffiliated individuals as of March 31, 2026 and 2025, with loan terms from May 8, 2025 to November 10, 2026 and interest rate of 6%.

As of March 31, 2026 and 2025, the total amount of these loans was $355,175 and $702,184, respectively. The Company recorded interest expenses of $14,247 and $15,431 on these short-term loans for the years ended March 31, 2026 and 2025, respectively.

NOTE 9 – BORROWINGS (CONTINUED)

Long-term borrowings

Long-term borrowings consisted of the following as of March 31, 2026 and 2025:

	As of March 31,
	2026	2025
Car loans
Current portion	$-	$8,781
Non-current portion	-	-
Total car loans	$-	$8,781

	As of March 31,
	2026	2025
Bank loans
Current portion	$-	$-
Non-current portion	-	96,264
Total long-term bank loans	$-	$96,264

	As of March 31,
	2026	2025
Other loans
Current portion	$-	$-
Non-current portion	644,390	-
Total other long-term loans	$644,390	$-

Long-term bank loans are loans the Company borrowed from Jiangsu Taizhou Rural Commercial Bank which are mature on March 31, 2028 and bear interest of 6%. As of March 31, 2026 and 2025 the total amount of these loans was Nil and $96,264, respectively.

The Company recorded interest expenses for the bank loan of $Nil and $5,808 for the years ended March 31, 2026 and 2025, respectively.

As of March 31, 2026 and 2025, one car loan of $Nil, at 18% annual interest rate is valid from February 1, 2023 to January 30, 2028, which was terminated on the date of disposal of the car (Note - 6). The car was pledged as collateral for the loan until full settlement. The Company recorded interest expenses for the car loan of $Nil and $449 for the years ended March 31, 2026 and 2025, respectively.

The other long-term loans was the Company borrowed from third-party individuals which are mature on March 31, 2028 and bear interest of 6%. As of March 31, 2026 and 2025 the total amount of these loans was $644,390 and Nil, respectively. The Company recorded interest expenses for the loan of $39,060 and $Nil for the years ended March 31, 2026 and 2025, respectively.

Future loan payments as of March 31, 2026 is as follows:

	RMB	USD

Less than one year	2,450,000	$355,175
Between one to two years	4,445,000	644,390
Total payment	6,895,000	$999,565

NOTE 10 – CONTRACT LIABILITIES

Contract liabilities consisted of the following as of March 31, 2026 and 2025:

	For the years ended March 31,
	2026	2025

Beginning balance	$58,627	$187,665
Prepayments from customers	83,526	20,018
Revenue recognized	(42,541)	(148,831)
Exchange rate difference	4,811	(225)
Ending balance	$104,423	$58,627

For the years ended March 31, 2026 and 2025, the Company recognized $42,541 and $148,831 of revenue, which were included in the contract liabilities balances at the beginning of the periods, respectively.

NOTE 11 – CONVERTIBLE NOTE

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

For the year ended March 31, 2025, the Company issued 874,788 ordinary shares for principal and interest partial settlement of the Convertible Note 2022-2 (new).

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

NOTE 11 – CONVERTIBLE NOTE (CONTINUED)

The Convertible Note 2023-2 (continued)

For the year ended March 31, 2025, the Company issued 813,477 ordinary shares for principal and interest partial settlement of the Convertible Note 2023-2.

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

For the year ended March 31, 2025, the Company issued 1,509,385 ordinary shares for principal and interest partial settlement of the Convertible Note 2024-1.

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

For the year ended March 31, 2025, the Company issued 368,514 ordinary shares for principal and interest partial settlement of the Convertible Note 2024-2.

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

NOTE 11 – CONVERTIBLE NOTE (CONTINUED)

The Convertible Note 2024-3 (continued)

Net carrying amount of Convertible Notes dated as of March 31, 2026 and 2025 was $Nil.

Amortization of issuance cost, debt discount and interest expense for the year ended March 31, 2025 were as follows:

	Accretion of debt discount	Convertible note interest	Total

Convertible Note – 2022-2 (new)	$-	$19,586	$19,586
Convertible Note – 2023-2	39,632	15,880	55,512
Convertible Note – 2024	47,972	23,956	71,928
Convertible Note – 2024-2	65,169	33,768	98,937
Convertible Note – 2024-3	368,014	13,048	381,062
Total	$520,787	$106,238	$627,025

Amortization of issuance cost, debt discount and interest cost for the year ended March 31, 2024 were as follows:

	Accretion of debt discount	Convertible note interest	Total

Convertible Note – 2022-2	$163,967	$71,388	$235,355
Convertible Note – 2022-2 (new)	-	27,500	27,500
Convertible Note – 2023-1	112,826	123,088	235,914
Convertible Note – 2023-2	15,600	9,345	24,945
Convertible Note – 2024-1	378	262	640
Total	$292,771	$231,583	$524,354

NOTE 12 – REFUND LIABILITIES

Refund liabilities represent the accrued liability for sales return based on the sales and the Company’s estimate of sale return rate.

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

The estimated cost of inventory for product returns of $7,214 and $26,371, respectively, were recorded in inventories on the consolidated balance sheets as of March 31, 2026 and 2025.

NOTE 13 – ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following as of March 31, 2026 and 2025:

	As of March 31,
	2026	2025

Accrued payroll and welfare	$906,148	$909,904
Other payable for construction deposit*	1,377,182	1,159,135
Accrued professional service expenses	143,910	194,222
Other current liabilities**	877,421	674,391
Total	$3,304,661	$2,937,652

* As of March 31, 2026 and 2025, the balances of other payable for construction deposit of $1,377,182 and $1,159,135, respectively. These amounts represent a construction deposit paid to the Company by an unaffiliated third party in connection with a tourism town development project, for which the third party was engaged by the Company to carry out the construction work.

In 2019, the unaffiliated party paid the Company $1,330,556 (RMB 9,500,000) as a construction deposit to secure its role in implementing the project. However, due to the third party’s failure to obtain the required construction permits in a timely manner, the project was unable to progress as originally scheduled. In 2023, the Company refunded $150,000 of the deposit to the third party to support certain preliminary preparations, which is expected to be repaid to the Company when the project formally commences.

As the delay in the project was solely due to the third party’s failure to fulfill its permit-related obligations, and the Company was not in breach of any agreement, the remaining balance of the deposit has not been returned. The Company continues to recognize the amount as a liability until further resolution of the project status.

** As of March 31, 2026 and 2025, the balances of other current liabilities $877,421 and $674,391, respectively, represented amounts due to suppliers for operating expenses and to staff who paid for operating expenses on behalf of the Company.

NOTE 14 – SHAREHOLDERS’ EQUITY

Ordinary shares

The Company is authorized to issue unlimited shares of $0.001 par value common stock. On July 4, 2017, and October 20, 2017, the Company issued common stocks of an aggregate of 20,000,000 shares of $0.001 par value (8 shares of no par value retrospectively restated for effect of reverse stock splits on February 22, 2021, May 19, 2022, October 5, 2023 February 25, 2025, and February 3, 2026, and par value elimination on September 29, 2023) to thirteen shareholders, three among whom together hold 100% shares of Suxuantang and over 50% shares of SXT. In connection with Restructuring, all shares and per share amounts have been retroactively restated as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

Initial public offering

On December 31, 2018, the Company completed the closing of its initial public offering of 2,506,300 ordinary shares at a public offering price of $4.00 per ordinary share (1 ordinary shares at a price of $9,600,000 per ordinary share retrospectively restated for effect of reverse stock splits on February 22, 2021, May 19, 2022, October 5, 2023 and February 25, 2025, February 3, 2026, and par value elimination on September 29, 2023). On January 3, 2019, the Company sold an additional 39,975 ordinary shares at the public offering price of $4.00 per share (0.02 ordinary shares at a price of $9,600,000 per ordinary share retrospectively restated for effect of reverse stock splits on February 22, 2021, May 19, 2022, October 5, 2023 February 25, 2025,and February 3, 2026,and par value elimination on September 29, 2023) in a second closing. The total gross proceeds from the initial public offering were approximately $10.2 million before underwriting commissions and offering expenses. On January 10, 2019, the underwriter exercise the warrants in connection with the initial public offering and 160,426 shares (0.07ordinary shares retrospectively restated for effect of reverse stock splits on February 22, 2021, May 19, 2022, October 5, 2023,February 25, 2025 and February 3, 2026 ) were newly issued.

Reverse stock splits

On February 22, 2021, May 19, 2022, October 5, 2023, and February 25, 2025, the Company’s board of directors approved and effected one-for-four (1:4), one-for-twenty (1:20), one-for-twenty-five (1:25), and one-for-eight (1:8) reverse stock splits, respectively (collectively, the “reverse stock splits”). In connection with the 2021 and 2022 reverse stock splits, the par value of each ordinary share was proportionally increased from US$0.001 to US$0.004 and from US$0.004 to US$0.08, respectively. On September 29, 2023, the Company’s board of directors approved the elimination of par value for its ordinary shares, and thereafter, no par value is assigned to the ordinary shares. Accordingly, the reverse stock splits effected on October 5, 2023 and February 25, 2025 did not involve any change in par value for its ordinary shares.On January 30, 2026, the Company announced a 1-for-150 share consolidation (reverse stock split) approved by the board of directors via unanimous written resolution dated November 25, 2025, effective February 3, 2026. All share and per-share amounts in these consolidated financial statements have been retrospectively adjusted to reflect this share consolidation together with all prior reverse stock splits. Immediately prior to the share consolidation, 143,693,892 Class A ordinary shares were issued and outstanding. Every 150 shares (or part thereof) were combined into one share, with fractional shares rounded up to the next whole share. Approximately 957,960 Class A ordinary shares were outstanding immediately after consolidation. As certified by the transfer agent as of March 31, 2026, total issued and outstanding Class A ordinary shares were 958,077. No Class B ordinary shares were issued or outstanding as of March 31, 2026.

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

NOTE 14 – SHAREHOLDERS’ EQUITY (CONTINUED)

Securities purchase agreements

On January 21, 2025, the Company entered into a securities purchase agreement with certain investors, pursuant to which it issued an aggregate of 14,200,000 ordinary shares (11,833 ordinary shares retrospectively restated for effect of reverse stock split on February 25, 2025 and February 3, 2026) with no par value at a purchase price of $0.20 per share to the investor. In connection with this agreement, the Company also issued warrants to purchase up to 28,400,000 ordinary shares. On March 13, 2025, the Company entered into a warrant exchange agreement with certain holders of these warrants, pursuant to which a total of 28,400,000 warrants were surrendered for cancellation, and in exchange, the Company issued an aggregate of 11,225,000 ordinary shares to these warrants’ holders.

Equity incentive plan

In April 2025, the Company adopted the 2025 Equity Incentive Plan (the “2025 Plan”). The 2025 Plan provides for the granting of restricted share units (“RSUs”), incentive share options, restricted shares and other share-based awards to employees, consultants and advisors of the Company. The Company’s board of directors approved the 2025 Plan and the grant of RSUs thereunder by unanimous written consent dated April 1, 2025.Pursuant to the 2025 Plan, the Company granted an aggregate of 2,064,490 RSUs (13,763 shares retrospectively restated for effect of reverse stock split on February 3, 2026) to three consultants on April 1, 2025. These RSUs vested immediately upon grant.

On June 5, 2025, the Company adopted a corporate resolution to authorize the issuance of these 90,000,000 shares, which are classified as “Free Trading”. The warrants were originally issued pursuant to a prospectus supplement under the Company’s effective Form F-3 registration statement (File No. 333-282776), and the shares issued upon cashless exercise are exempt from additional registration under the Securities Act of 1933.

Securities purchase agreement

On January 21, 2025, the Company entered into a securities purchase agreement with certain investors, pursuant to which it issued an aggregate of 14,200,000 ordinary shares (11,833 ordinary shares retrospectively restated for effect of reverse stock split on February 25, 2025 and February 3, 2026) with no par value at a purchase price of $0.20 per share to the investor. In connection with this agreement, the Company also issued warrants to purchase up to 28,400,000 ordinary shares. On March 13, 2025, the Company entered into a warrant exchange agreement with certain holders of these warrants, pursuant to which a total of 28,400,000 warrants were surrendered for cancellation, and in exchange, the Company issued an aggregate of 11,225,000 ordinary shares to these warrants’ holders.

NOTE 14 – SHAREHOLDERS’ EQUITY (CONTINUED)

2025 Securities Purchase Agreements

On May 5, 2025, the Company entered into a Securities Purchase Agreement with an investor, pursuant to which the Company agreed to sell and issue 200,000 ordinary shares, with no par value, at a purchase price of $0.50 per share(1,333 ordinary shares at a price of $75 per ordinary share retrospectively restated for effect of reverse stock splits on February 3, 2026,and par value elimination on September 29, 2023). The offering closed on May 8, 2025, with aggregate gross proceeds of approximately $100,000 before deducting offering expenses.

On May 16, 2025, the Company adopted a corporate resolution to issue 10,000,000 ordinary shares to 16 non-U.S. investors at a per share price of $0.51(666,667 ordinary shares at a price of $76.5 per ordinary share retrospectively restated for effect of reverse stock splits on February 3, 2026,and par value elimination on September 29, 2023). The shares are classified as “Free Trading” and were issued pursuant to the Company’s effective Form F-3 registration statement (File No. 333-282776). The issuance was authorized by the Company’s Co-Chief Executive Officer and recorded in the Company’s stock transfer books by Transhare Corporation, the stock transfer agent.

On January 12, 2026, the Company completed a PIPE financing transaction under its effective Form F-3 shelf registration statement (File No. 333-291428). Pursuant to a securities purchase agreement dated January 9, 2026, the Company issued 12,000,000 Class A ordinary shares at a price of $0.15 per share, and pre-funded warrants to purchase 54,666,666 Class A ordinary shares(80,000 ordinary shares at a price of $22.5 per ordinary share retrospectively restated for effect of reverse stock splits on February 3, 2026,and par value elimination on September 29, 2023). The pre-funded warrants have a nominal exercise price of $0.001 per share. Because the exercise price is fixed and the warrants contain no price-reset or down-round features, they are classified as equity. The gross proceeds from the offering were $9,999,999.90, allocated $1,800,000 to the ordinary shares and $8,199,999.90 to the additional paid-in capital – pre-funded warrants.

Issuance costs associated with the offering (including legal, printing, professional service fees and placement agent fees) totaled $890,019.90. These costs were allocated on a pro-rata basis: $160,203.58 (18%) to the ordinary shares and $729,816.32 (82%) to the additional paid-in capital – pre-funded warrants, reducing the respective equity accounts. After deducting issuance costs, net cash proceeds were $9,109,980. As of March 31, 2026, none of the pre-funded warrants had been exercised.

Issuance of shares for convertible note principal and interest partial settlement

For the year ended March 31, 2025, 3,566,164 ordinary shares (445,770 ordinary shares retrospectively restated for effect of reverse stock split on February 25, 2025) were issued with a fair value of $ 2,102,704 for convertible notes principal and interest settlement.

NOTE 15 – SELLING AND MARKETING EXPENSES

For the years ended March 31, 2026, 2025 and 2024, selling and marketing expenses consisted of the following:

	For the years ended March 31,
	2026	2025	2024

Marketing and advertising expenses	$89,488	$108,822	$327,208
Payroll and welfare expenses	60,025	61,284	67,831
Distribution and transportation expenses	6,958	25,184	16,176
Others	87,714	94,569	22,351
Total selling and marketing expenses	$244,185	$289,859	$433,566

NOTE 16 – GENERAL AND ADMINISTRATIVE EXPENSES

For the years ended March 31, 2026, 2025 and 2024, general and administrative expenses consisted of the following:

	For the years ended March 31,
	2026	2025	2024

Payroll and welfare expenses	$236,726	$273,580	$828,341
Professional fees	1,055,395	643,053	617,365
Impairment for property, plant and equipment and construction in process	-	-	422,924
Impairment for long-term deposit	-	1,006,052	-
Estimated credit loss provision for doubtful accounts	128,265	263,972	283,234
Research and development expenses	178,765	191,393	184,194
Employee stock incentive expense	5,305,739	-	-
Others	222,560	379,997	299,564
Total general and administrative expenses	$7,127,450	$2,758,047	$2,635,622

NOTE 17 – INCOME TAXES

(a) Corporate Income Taxes

Under the current laws of the British Virgin Islands (“BVI”), the Company is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no BVI withholding tax is imposed. The Company’s subsidiaries incorporated in Hong Kong were subject to the Hong Kong profits tax rate at 16.5% for the years ended March 31, 2026, 2025 and 2024. The Company’s subsidiaries and VIE incorporated in China were subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. The standard EIT rate for companies operating in the PRC is 25%. Taizhou Suxuantang was qualified as a high-technology company for the period November 30, 2021 through November 30, 2024, which entitled it to a preferential EIT rate of 15% for the fiscal years ended March 31, 2024. The Company’s high and new technology enterprise qualification expired as of November 30, 2024 and was not renewed; accordingly, the applicable statutory EIT rate for Taizhou Suxuantang reverted to the standard 25% for the fiscal year ended March 31, 2025 and 2026.

For the years ended March 31, 2026, 2025 and 2024, income tax expenses consisted of the following:

For the years ended March 31,
	2026	2025	2024

Current income tax provision	$-	$-	$-
Deferred income tax provision	-	-	-
Total income tax	$-	$-	$-

The following is a reconciliation of the Company’s total income tax expense to the amount computed by applying the applicable PRC statutory income tax rates to its income from operations before income taxes for the years ended March 31, 2026, 2025 and 2024.The applicable PRC statutory tax rate was 15% for the fiscal years ended March 31, 2024, and 25% for the fiscal year ended March 31, 2025 and 2026.

	For the years ended March 31,
	2026	2025	2024

Loss before income taxes	$(6,205,085)	$(3,303,652)	$(3,098,532)
Income tax expense at the PRC statutory rate	(1,551,271)	(495,548)	(404,481)
Non-deductible expenses	20,762	239,939	54,477
Deductible research and development expenses	(44,691)	(46,707)	(27,629)
Deferred tax provision	(273,385)	(1,441,907)	(1,250,105)
Valuation allowance for deferred tax assets	273,385	1,441,907	1,250,105
Effect of income tax rate differences in jurisdictions other than the PRC	1,575,200	302,316	377,633
Total income tax expenses	$-	$-	$-

NOTE 17 – INCOME TAXES (CONTINUED)

(b) Deferred Tax Assets

Deferred income tax was measured using the enacted income tax rates for the periods in which they are expected to be reversed. Significant components of the Company’s deferred income tax assets and liabilities consist of follows:

	As of March 31,
	2026	2025

Tax loss carry forward	$1,077,219	$901,032
Allowance for expected credit loss - accounts receivable	485,159	312,366
Allowance for expected credit loss – other receivable and other current assets	13,608	69,979
Allowance for inventories write-down	34,886	8,462
Impairment provision for Leasehold improvement and property, plant and equipment	104,420	150,068
Valuation allowance for deferred tax assets	(1,715,292)	(1,441,907)
Total	$-	$-

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. For the years ended March 31, 2026, 2025 and 2024 the Company had no unrecognized tax benefits. The Company does not anticipate any significant increase to its asset for unrecognized tax benefit within the next 12 months. The Company will classify interest and penalties related to income tax matters, if any, in income tax expense.

NOTE 18 – RELATED PARTY TRANSACTIONS

Nature of relationships with related parties

Name of related parties	Relationship with the Company

Feng Zhou	Major shareholder of the Company, Chief Executive Officer
Jun Zheng	Director of the Company
Xiaodong Ji	Independent Director of the Company
Taizhou Jiutian Pharmaceutical Co. Ltd.	An entity controlled by Jianping Zhou
Jiangsu Health Pharmaceutical Investment Management Co., Ltd	An entity controlled by Jianping Zhou
Taizhou Su Xuan Tang Chinese Medicine Clinic	An entity controlled by Jianping Zhou
Taizhou Su Xuan Tang Chinese hospital Co., Ltd.	An entity controlled by Jianping Zhou
Jiangsu Sutaitang Online Commercial Co., Ltd.	An entity controlled by Xiaodong Ji

NOTE 18 – RELATED PARTY TRANSACTIONS (CONTINUED)

Related party balances

The amounts due from related parties as of March 31, 2026 and 2025 were as follows:

	As of March 31,
	2026	2025

Jiangsu Sutaitang Online Commercial Co., Ltd.	$-	$370,862
Taizhou Su Xuan Tang Chinese hospital Co., Ltd.	-	41,561
Taizhou Su Xuan Tang Chinese Medicine Clinic	-	5,140
Jiangsu Health Pharmaceutical Investment Management Co., Ltd	2,073,369	-
Total due from related parties	$2,073,369	$417,563

As of March 31, 2026, the Company had amounts due from related parties of $15,845,588 and amounts due to related parties of $13,772,219. Pursuant to an offsetting agreement with the related parties, these balances are presented on a net basis, resulting in a net amount due from related parties of $2,073,369. These balances are unsecured, interest-free, and repayable on demand.

Related party transactions

1) Revenues generated from related parties

The company sells several TCMP products to related companies based on terms and conditions mutually agreed between the relevant parties. These related party transactions were conducted in the ordinary course of business of the Company.

	For the years ended March 31,
	2026	2025	2024

Taizhou Su Xuan Tang Chinese Hospital Co. Ltd.	-	1,621	25,528
Taizhou Su Xuan Tang Chinese Medicine Clinic	-	1,091	2,232
Taizhou Jiutian Pharmaceutical Co. Ltd.	41	1,589	-
Total revenue generated from related parties	$41	$4,301	$27,760

2) Other related party transactions

On January 1, 2018, the Company entered into a lease agreement with Jiangsu Health Pharmaceutical Investment Co., Ltd. to obtain the right of use for office and warehouse of 3,627 square meters for 10 years for free. The Company recorded right-of-use assets and lease expenses based on the fair value for the lease. For the years ended March 31, 2026, 2025 and 2024, the Company record operating lease expenses were $69,551, $69,343, and $69,819, respectively.

Guarantee

For the years ended March 31, 2026 and 2025, Taizhou Suxuantang signed several financial guarantee agreements for its related parties. Details of the financial guarantee agreements, please refer to Note 19.

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

The fair value of the financial guarantee provided is assessed to be immaterial to the Company’s financial statements. The Company has not made any payment under the above guarantee agreements for the years ended March 31, 2026 and 2025.

NOTE 20 – COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company is involved in various legal proceedings, claims and other disputes arising from commercial operations, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Company can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on our consolidated financial position or results of operations or liquidity. As of March 31, 2026 and 2025, and through the issuance date of these consolidated financial statements, the Company had no pending legal proceedings.

On March 22, 2026, the Company entered into a contract with Beijing Mingda Technology Co., Ltd. for the acquisition of software copyrights, with a total contractual consideration of $2,174,543(equal to RMB 15,000,000). As of March 31, 2026, the Company had made partial advance payments recorded within “Advance to suppliers” on the consolidated balance sheet, and the remaining unpaid contractual capital commitment amounted to $869,817 (equal to RMB 6,000,000). The outstanding balance shall be settled via scheduled installment payments over subsequent fiscal years.

NOTE 21 – SUBSEQUENT EVENTS

On April 7, 2026, the Company entered into a securities purchase agreement (the “April 2026 Securities Purchase Agreement”) with certain investors, pursuant to which the Company agreed to sell and issue 2,000,000 Class A Ordinary Shares of the Company. Aggregate gross proceeds to the Company in respect of the offering were approximately $760,000, before deducting other offering expenses payable by the Company.

On May 1, 2026, the Company entered into a Securities Purchase Agreement (the “May 2026 Securities Purchase Agreement”) with several “non-U.S. Persons” (as defined in Regulation S of the Securities Act of 1933, as amended) for a private placement of (i) 3,500,000 A Ordinary Shares and (ii) 3,500,000 warrants (the “Warrants”, the Class A Ordinary Shares underlying such Warrants, the “Warrant Shares”), with each to purchase one (1) Class A Ordinary Share at an exercise price of $1.00 per share. The gross proceeds from this Offering were $3.5 million.

On June 1, 2026, China SXT Pharmaceuticals, Inc. (the “Company”) entered into a certain sales agreement (the “Sales Agreement”) with Univest Securities, LLC (the “Sales Agent”) to issue and sell the Company’s Class A ordinary shares, with no par value per share (the “Class A Ordinary Shares”), in an aggregate offering amount of up to $100,000,000 through an at-the-market offering, under which the Sales Agent will act as sales agent and/or principal.

The Company evaluated all events and transactions that occurred after March 31, 2026 up through the date the Company issued these financial statements on July 1, 2026 and concluded that no other material subsequent events except for the disclosed above.

NOTE 22 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Rules 12-04(a) and 4-08(e)(3) of Regulation S-X require condensed financial information as to the financial position, cash flows and results of operations of a parent company as of and for the same periods for which the audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year.

The Company performed a test on the restricted net assets of the consolidated subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial information for the parent company only.

NOTE 22 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

 The subsidiaries did not pay any dividends to the Company for the periods presented. Certain information and footnote disclosures generally included in the financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. These statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

The financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investments in its subsidiaries.

The following represents condensed financial information of the parent company:

CHINA SXT PHARMACEUTICALS, INC. AND SUBSIDIARIES
PARENT COMPANY CONDENSED BALANCE SHEETS

	As of March 31,
	2026	2025
ASSETS
Cash and cash equivalents	10,536,882	231,028
Advance to suppliers	270,000	-
Investments in subsidiaries and consolidated VIE	19,532,886	15,569,167
Total Assets	$30,339,768	$15,800,195

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Accrued expenses and other liabilities	632,346	360,433
Total liabilities	632,346	360,433
Shareholders’ Equity:
Ordinary shares, unlimited shares authorized, no par value, 958,077 class A ordinary shares issued and outstanding 4 class B ordinary shares issued as of March 31, 2026 (91,756 shares issued and outstanding as of March 31, 2025)*	$64,125,702	$44,530,601
Accumulated deficits	(34,220,402)	(28,015,317)
Accumulated other comprehensive loss	(197,878)	(1,075,522)

Total shareholders’ equity	29,707,422	15,439,762
Total liabilities and shareholders’ equity	$30,339,768	$15,800,195

*	Retrospectively restated for effect of reverse stock splits on October 5, 2023 and February 25, 2025,and for the Share Consolidation on February 3, 2026.

CHINA SXT PHARMACEUTICALS, INC. AND SUBSIDIARIES
PARENT COMPANY STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the years ended March 31,
	2026	2025	2024
	US$	US$	US$
Share of income (loss) of subsidiaries	$85,013	$(2,114,250)	(2,462,054)
General and administrative expenses	(6,279,660)	(579,713)	(610,178)
Other loss	(10,438)	(609,689)	(26,300)
Net loss	(6,205,085)	(3,303,652)	(3,098,532)

CHINA SXT PHARMACEUTICALS, INC. AND SUBSIDIARIES
PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the years ended March 31,
	2026	2025	2024
	US$	US$	US$
Net cash used in (provided by) operating activities	$(3,983,508)	$(4,221,950)	$1,131,357
Net cash provided by (used in) financing activities	$14,289,362	$3,965,987	$(647,900)
Net increase (decreased) in cash	$10,305,854	$(255,963)	$483,457
Cash at the beginning of the year	$231,028	$486,991	$3,534
Cash at the end of the year	$10,536,882	$231,028	$486,991